Form 10-K, Exhibit 13
period 1994-05-29
CONAGRA INC /DE/
filed 1994-08-26
CIK 23217

EXHIBIT 13

NAGRA, INC.
ANNUAL REPORT
1994

(Image material omitted)



                       INSIDE FRONT COVER
CONAGRA, INC.
     ConAgra is a diversified, international food company. Our mission is to increase stockholders' wealth. Our job is to help feed people better.
     We operate across the food chain around the world. Our products range from convenient prepared foods for today's busy consumers to supplies farmers need to grow their crops.
     We have major businesses in branded grocery products -- shelf-stable and frozen foods, processed meats, chicken and turkey products and cheeses -- as well as major businesses in potato products, private label grocery products, beef, pork, seafood, grain and pulse (edible beans) merchandising, grain processing, specialty retailing, crop protection chemicals, fertilizers and animal feed.

                75 YEARS OF FEEDING PEOPLE BETTER

     This year's annual report celebrates ConAgra's 75th anniversary -- and the 87,000 people who made the ConAgra of 1994 the strong and dynamic company it is.
     Some of those people are pictured on these pages -- but all of them, and many who came before them, share in the remarkable achievements of our first 75 years.
     Today we are building on our heritage. We are striving to do what we do best even better. Yet we are changing to stay ahead of dynamic markets, and we are taking advantages of new opportunities around the world.
     We are confident of continued success for a very simple reason: we believe ConAgra has the best employees and the best leaders in the food industry. We dedicate this 75th anniversary annual report to the outstanding ConAgra team, past and present.


                            Contents
ConAgra History . . . . . . . . . . . . . . . Front Cover Foldout
Chairman & CEO Letter . . . . . . . . . . . . . . . . . . . .   1
Objectives & Results  . . . . . . . . . . . . . . . . . . . .   4
Business Review . . . . . . . . . . . . . . . . . . . . . .  6-21
     Prepared Foods . . . . . . . . . . . . . . . . . . . . .   8
     Trading & Processing   . . . . . . . . . . . . . . . . .  16
     Agri-Products  . . . . . . . . . . . . . . . . . . . . .  19
Management's Discussion & Analysis  . . . . . . . . . . . . .  22
Eleven-Year Results . . . . . . . . . . . . . . . . . . . . .  26
Board of Directors  . . . . . . . . . . . . . . . . . . . . .  27
Principal Officers  . . . . . . . . . . . . . . . . . . . . .  28
Corporate Citizenship . . . . . . . . . . . . . . . . . . . .  30
Independent Auditors' Report  . . . . . . . . . . . . . . . .  32
Consolidated Financial Statements . . . . . . . . . . . . . 33-38
Notes to Consolidated Financial Statements  . . . . . . . . 39-48
Investor Information  . . . . . . . . . . . . . Inside Back Cover


FINANCIAL HIGHLIGHTS

Dollars in millions except per share amounts

Fiscal Year Ended        May 29, 1994   May 30, 1993   Percent
                                                       Change
                         ------------   ------------   --------
Net sales                $23,512.2      $21,519.1       9.3%
Income before
  income taxes              $720.0         $631.4*     14.0%
Net income                  $437.1         $391.5*     11.6%
Net income
  per share                  $1.81          $1.58*     14.6%
Common stock price
  at year end               $28.50         $25.13      13.4%
Common stock
  dividend rate
  at year end                $ .72          $ .62      16.1%
Cash earnings
  return on year-
  beginning common
  stockholders'
  equity**                    23.7%          23.2%
  5-year average:  23.6%
Employees at
  year end                  87,309          83,975       4.0%


* Before cumulative effect of change in accounting principle.
(See Note 1, page 39.)

** As defined on page 4, Objectives & Results.

Cover photos are identified on page 48.

(Image material omitted)

Printed on recycled paper.



           75 YEARS OF FEEDING PEOPLE BETTER 1919-1994

(Image material omitted)

1919 September 29, 1919 -- four Nebraska flour mills consolidated and incorporated as
                    Nebraska Consolidated Mills, headquartered in
                    Grand Island, Nebraska.

                    Alva R. Kinney became the first president of Nebraska Consolidated Mills.

1922 Nebraska Consolidated Mills (NCM) reported its first profit -- $175,000. Sales were about $9 million. NCM purchased the Updike Mill in Omaha ... and NCM headquarters moved to Omaha.

                    (Image material omitted)

1936 R.S. Dickinson became the second president of Nebraska Consolidated Mills.

1941 NCM's first expansion outside Nebraska -- a new flour mill was built at Decatur, Alabama.

                    (Image material omitted)

1942                First entry into the feed business -- Red Hat
                    Feeds sales began at the Decatur plant.

1951 First major move into the grocery products field with the development of Duncan Hines cake mixes, named after a well-known restaurant critic.

1954 J. Allan Mactier became the third president of Nebraska Consolidated Mills. (R.S.
                    Dickinson continued as board chairman until 1970.)

1956 The Duncan Hines cake mix business was sold to Procter & Gamble, netting nearly $1 million.

1957                First expansion outside the continental U.S.
                    Construction began on Molinos de Puerto
                    Rico -- a feed, flour and corn milling
                    complex.

1961 First entry into the chicken business. NCM purchased a broiler operation in Tunnel Hill, Georgia.

1965 First entry into Europe. NCM began a joint venture feed mill in LaCoruna, Spain.

1969                Montana Flour Mills Company was purchased and
                    NCM's flour milling operations spanned the U.S.

                    NCM celebrated its 50th birthday. Flour was still king, providing 40% of total sales.
                    Feed and poultry accounted for 24% and 21%, respectively.

1970 NCM entered the seafood business with the purchase of Stral Catfish in Alabama.

                    (Image material omitted)

1971 Nebraska Consolidated Mills changed its name to ConAgra, Inc. "ConAgra" was derived from Latin roots for "with" and "land," and signified the growing company's past and future "partnership with the land."

                    Fiscal 1971 sales were about $273 million, and the company had 4,105 employees in 13 states, Puerto Rico and Spain.

1973                ConAgra common stock was listed on the New
                    York Stock Exchange. Trading began at 10 a.m. on January 9, 1973.

                    First entry into the pet products business --
                    ConAgra purchased a Kasco dog food plant in Illinois and Geisler Pet Products Co. of
                    Omaha.

                    (Image material omitted)

1974                ConAgra nearly went bankrupt, losing almost
                    $12 million in fiscal 1974 -- twice as much as fiscal 1973's record profit of $6 million.

                    Claude Carter became president, and Pillsbury executive Mike Harper was hired as ConAgra's first "chief operating officer."

1975                ConAgra returned to profitability, earning
                    $4.1 million in fiscal 1975. Sales were $574 million.

1976                Mike Harper became president and chief
                    executive officer of ConAgra. (He was named chairman and chief executive officer in 1981.)

                    ConAgra entered the grain merchandising
                    business by purchasing McMillan Company's grain merchandising operations.

                    (Image material omitted)

1978 ConAgra entered the agricultural chemical distribution business by acquiring 49% of United Agri Products (UAP).

1979                ConAgra acquired the remaining 51% of UAP.

1980                First entry into the frozen food business.
                    ConAgra acquired Banquet Foods Company from
                    RCA.

                    (Image material omitted)

1981                First major expansion in seafood business --
                    ConAgra acquired Singleton Packing Corp.

                    ConAgra's sales reached $1 billion in fiscal
                    1981.

1982 Heublein Company executive Phil Fletcher joined ConAgra as president of Banquet Foods.

                    (Image material omitted)

                    ConAgra acquired Peavey Company and became the largest U.S. flour miller and the largest publicly held grain merchandiser.

                    ConAgra and Imperial Foods Limited combined their poultry operations and formed Country
                    Poultry, Inc., each owning 50%. (ConAgra acquired the remaining 50% in 1984.)

                    (Image material omitted)

1983                First major entry into the meat business.
                    ConAgra acquired Armour Food Company from
                    Greyhound.

                    (Image material omitted)

                    ConAgra formed ConAgra Trading Company,
                    opening commodity trading offices around the world, and -- over the next few years, buying established international trading companies.

1985                Fiscal 1985 sales passed the $5 billion mark.

                    (Image material omitted)

1986 ConAgra acquired the Del Monte frozen food business from RJR/Nabisco -- including the brands Morton, Patio and Chun King.

                    (Image material omitted)



1987                ConAgra grew rapidly in beef and pork
                    processing by acquiring the E.A. Miller and Monfort of Colorado businesses, and a 50% interest in Swift Independent Packing Company
                    (SIPCO).

1988 ConAgra announced plans to build a state-of-the-art product development laboratory and a new headquarters campus in Omaha, Nebraska.

                    (Image material omitted)

                    The first Healthy Choice products, frozen dinners, were introduced.

                    ConAgra and Golden Valley Microwave Foods each acquired 50% of leading U.S. frozen potato processor Lamb-Weston.

                    ConAgra sales passed $10 billion.

1989                New ConAgra Campus in Omaha opened with
                    ConAgra Frozen Foods moving from St. Louis into the first completed building.

                    ConAgra purchased the remaining 50% of SIPCO.

                    (Image material omitted)


1990 ConAgra purchased Beatrice Company for cash and stock totaling $1.36 billion (ConAgra's largest acquisition in its history).

1991 First major entry into Australia. ConAgra acquired Australian beef processing (50% interest), malt manufacturing and wool trading and processing businesses from Elders IXL Limited. (The beef business was known as Australia Meat Holdings.)

                    Golden Valley Microwave Foods merged with
                    ConAgra.

                    (Image material omitted)


                    ConAgra sales passed $20 billion.

1992 Healthy Choice expanded beyond the freezer case when Healthy Choice soups were introduced.

                    First major entry into the private label consumer products business. ConAgra acquired
                    Arrow Industries.

                    Phil Fletcher became president and chief executive officer; Mike Harper remained chairman of the board.

                    (Image material omitted)

1993 First entry into kosher products -- ConAgra acquired National Foods.

                    Retail sales of Healthy Choice products
                    reached the $1 billion/year rate. The 5-year-old Healthy Choice line numbered 300-plus products.

                    Phil Fletcher was named chairman and chief executive officer on May 31, 1993 when Mike
                    Harper became chairman and CEO of RJR Nabisco
                    Holdings Corp.

                    ConAgra acquired a majority interest in
                    Australia Meat Holdings.

                    (Image material omitted)

                    ConAgra increased its common stock dividend
                    16%, the 18th consecutive year of increases of 14% or more.

                    (Image material omitted)

1994 The Healthy Choice brand was licensed to Kellogg, and Healthy Choice Cereals from
                    Kellogg's were introduced.

                    First major entry into Mexico.  ConAgra
                    acquired a 20% interest in Desc subsidiary
                    Univasa, S.A. de C.V.

                    ConAgra continued global expansion, including new ventures in Denmark (barley malting), China (barley malting) and Australia (wool combing).

                    ConAgra reported its 14th consecutive year of record earnings.

September 29, 1994  ConAgra celebrates its 75th anniversary with
                    87,000 employees in all 50 states and 27 countries.

(Image material omitted)


TO OUR STOCKHOLDERS, EMPLOYEES AND OTHER FRIENDS

CREATING VALUE
     This annual report, on the eve of ConAgra's 75th anniversary, is a tribute to the people who create value -- ConAgra's employees. And this letter is about how all of us are working to create value for ConAgra's shareholders.
     A year ago, I shared with you our action agenda for building on ConAgra's strong foundation to enhance shareholder value.
That agenda was and is driven by two central commitments: 1. Manage our businesses aggressively to achieve ConAgra's financial objectives, including 14-plus percent long-term earnings per share growth. 2. Invest our cash flows in opportunities to grow across the food chain.

STRONG RESULTS IN FISCAL 1994
     I believe our initiatives had a positive impact on fiscal
1994's results.
     * Earnings per share advanced 15 percent in ConAgra's 14th consecutive year of record earnings per share.
     * We increased our common stock dividend 16 percent, an expression of our confidence in ConAgra's earning power and strong cash flows. Our shareholders have enjoyed a dividend increase of 14 percent or more every year since 1976.
     * We invested $395 million in capital expenditures to improve business systems, modernize plants and equipment, boost efficiency and expand capacity. We exceeded our original capital investment plan by more than $100 million as we identified and seized promising new opportunities.
     * We met ConAgra's premium return on equity, trend line earnings growth and dividend growth objectives for the 19th consecutive year. As usual, you'll find our financial objectives and results on pages 4 and 5 of our annual report.
     A year ago, I also said I was not happy with ConAgra's then-recent stock price performance. I'm pleased that ConAgra's performance and prospects now are getting more respect from the stock market.
     During the year through mid-July, as this letter moved from pen to press, ConAgra's stock price was up 23 percent.
Meanwhile, the general stock market (Standard & Poor's 500) increased 1 percent and food stocks (Standard & Poor's Food Group) dipped 1 percent.
     In sum, fiscal 1994 was a good year for value creation within ConAgra, thanks to our employees who made it happen. The year demonstrated the strength of our company's foundation and fortified our commitment to manage aggressively and invest for growth.

(Image material omitted)

MANAGING AGGRESSIVELY
     Our first priority for managing aggressively is to structure our management for success. Select the best leaders, give them the right organization and assets, and get out of their way. Our long-term shareholders will recognize this emphasis as a ConAgra trademark and tradition.
     ConAgra's businesses are led by the members of the Office of the President, the senior executives responsible for our major groups of operating companies. The Office of the President was created in 1981 to facilitate and manage ConAgra's dramatic growth.
     Over time, the Office of the President has changed and grown stronger. We now have six members of the Office of the President who I believe are the very best executives in each of their food industry sectors.
     Strong leaders build strong management teams. The Office of the President members are structuring their business groups for success. This is evident in a number of our operating companies, including frozen foods and pork products, where changes in management were a catalyst for much better results last year.
     Strong leaders also manage their assets aggressively.
During fiscal 1994, we sold a chicken products complex; closed frozen foods, pork and beef plants; and downsized a tomato products plant. Those actions, accomplished without fanfare or restructuring charge, are paying off now.
     As I explained last year, leveraging the power of ConAgra's family of independent operating companies is an important management priority. Two years ago we initiated GTFM! -- Get the Family Money! -- to harness the profit power of our companies working together in areas such as procurement, transportation, warehousing, energy and intra-ConAgra sales.
     In fiscal 1994, we achieved our GTFM! objective of $100 million in contribution to ConAgra's pretax earnings. Much of this would have been achieved in due course without a formal GTFM! effort. However, much of it was spurred by GTFM!'s targets and incentives. The most significant GTFM! outcome is the cooperative profit-oriented process now embedded in our diversified businesses.
     And indeed, ConAgra is diversified, probably more so than any other U.S. food company. That diversification is a great strength of our company. It spreads our opportunities and risks, and tends to balance and stabilize earnings. Better balance in our earnings mix was a key reason for strong earnings growth in fiscal 1994.

INVESTING FOR GROWTH
     In fiscal 1995, we plan to invest $470 million in capital expenditures, 19 percent higher than last year. Our plans encompass a productive array of plant and equipment additions and improvements. As I noted last year, we also are investing more in "software" -- developing our people, improving business processes and leveraging information technology.
     Strategic war gaming, for example, is a significant investment to sharpen management's strategic skills. In January, we brought together about 60 senior operating and corporate staff officers to wage a strategic war game. ConAgra and competitor companies battled for nine years (in three days) to win in the marketplace of the future.
     Positive outcomes were apparent. We see our competitors more clearly. We are improving our planning processes. We are refining our strategies for foodservice and international growth.
     Still another outcome of our first war game was support for our emphasis on information systems enhancement and leadership. To that end, we established the new position of chief information officer for the corporation.
     We are increasing our investments in ConAgra's powerful brand equities, a core strength of our company. ConAgra is one of the leading branded food products companies in the world, with 18 brands that each chalk up retail sales of more than $100 million a year. Of the 18, five -- Banquet, Country Pride, Hunt's, Butterball and Eckrich -- enjoy retail sales over $500 million. One -- Healthy Choice -- is a billion dollar brand.
     Healthy Choice had a banner year in fiscal 1994. As measured by Information Resources, Inc., Healthy Choice unit and dollar sales grew 16 percent in fiscal 1994 and over 20 percent during the last 12 weeks of the year. Furthermore, Healthy Choice was a major contributor to ConAgra's earnings growth in fiscal 1994.
     In an exciting new development, we've teamed up with Kellogg Company to introduce Healthy Choice Cereals from Kellogg's, a line of three multi-grain ready-to-eat cereals. They balance great taste and great nutrition, the Healthy Choice hallmark. Licensing the Healthy Choice brand is another way to build on ConAgra's brand power.
     Adding value is not solely the province of our consumer products businesses. It's a priority for all ConAgra businesses.
     We are introducing a line of branded fresh pork roast products under the Armour Premium name. We are building a meaningful base in value-added beef products for foodservice customers. Our new tortilla business and mixes for bread-making machines extend our grain processing competence. We are investing in agri-technology projects with considerable potential.
     Another ConAgra investment priority is international growth. Last year, we raised from 50 percent to 91 percent our stake in Australia's premier producer and exporter of beef products.
We acquired a 20-percent interest in Univasa, the food business of Desc, one of Mexico's leading companies. ConAgra's strategic alliance with Desc can be the launch platform for a major food business in Mexico.
     Following and growing with our customers is a key international strategy. Our new joint venture with Meijer Frozen Foods in the Netherlands creates a larger, more competitive producer of potato products for our foodservice customers in Europe. A ConAgra-Carlsberg joint venture is building a barley malting plant in Denmark to supply Carlsberg and other brewers in Europe. Our joint venture with Australia-based Joe White Maltings will serve Foster's Brewing Group and other international brewers in China.
     In fiscal 1994, ConAgra's board of directors formed a new international committee to help us grow internationally. The newest member of the committee and ConAgra's board is Marjorie Scardino. Entrepreneur, business leader and internationalist -- she is a welcome addition to our board.

FISCAL 1995 OUTLOOK:  RECORD EARNINGS
     ConAgra enters fiscal 1995 with good momentum. Strong cash flows support our initiatives to boost earnings, and a number of external industry factors appear meaningfully better than a year ago. We expect to begin ConAgra's next 75 years with our company's 15th consecutive year of record earnings per share in fiscal 1995.

CREATING VALUE
     ConAgra's strong foundation was built on four strategic pillars: security, excellence, growth and renewal. All are important. But ultimately, value is forged on the anvil of renewal.
     Business and political climates change rapidly in our shrinking world. To compete effectively, we must be flexible and nimble, open to new ideas, changing constantly. Consequently, our company's process of constant renewal is my top personal priority.
     We must regularly reinvigorate our businesses and processes to build on our company's strong foundation and continue to achieve premium long-term results for our shareholders. Indeed, ConAgra has created substantial value for our shareholders over the long run.
     To illustrate, ConAgra has been a Fortune 100 company for the past nine years. During those years, ConAgra averaged in the top five percent of Fortune 100 and Fortune 500 companies in 10-year return to investors. Our average annual return to investors exceeded 20 percent in each 10-year period.
     I'd like to recognize a prominent contributor to that record. George Haefner is retiring after many years as the leader of our poultry products business and a member of ConAgra's Office of the President. George, you've earned our shareholders' gratitude.
     Let's close with special thanks to all of ConAgra's creators of value -- our employees, more than 87,000 strong, and our retired employees. You have written a remarkable story of success for 75 years. Congratulations and happy anniversary to all!
Sincerely,

Philip B. Fletcher
Chairman and Chief Executive Officer

OBJECTIVES AND RESULTS

     ConAgra is committed to major financial performance objectives which drive how we manage our company and serve our mission to increase stockholder wealth.
     We periodically review our financial objectives to be sure they still are the most appropriate standards for managing ConAgra's businesses. During fiscal 1993, we improved our objectives by incorporating a concept called "cash earnings" -- net earnings plus goodwill amortization.
     Businesses run on cash. The principal source of internally generated cash is net earnings before depreciation of fixed assets and amortization of goodwill. Cash from depreciation is generally needed for replenishment to help maintain a going concern.
     On the other hand, goodwill represents valuable non-depreciating brands and distribution systems, primarily those we acquired with Beatrice Company in fiscal year 1991. We invest and incur expense throughout the year to maintain and enhance the value of these brands and distribution systems.
     Consequently, goodwill amortization is not a true economic cash cost. It, along with net earnings, is a source of decision cash -- cash available to invest in ConAgra's growth and pay dividends.
     It is this decision cash that we call cash earnings. We believe the cash earnings concept is an appropriate way to manage and measure our businesses.
     In our fiscal 1993 annual report, we used the cash earnings concept in our financial objectives for return on common equity, earnings per share growth and dividend growth. This year, we are returning to reported earnings per share in our earnings per share growth objective in light of the Securities and Exchange Commission's view that earnings per share data may not be presented in any alternative form.

                     RETURN ON COMMON EQUITY

Objective

     ConAgra's most important financial objective is to average more than a 20-percent after-tax cash earnings return on year-beginning common stockholders' equity, and to earn more than a 15-percent return in any given year.
     In determining results as shown in the table below, year-beginning common equity includes these adjustments: 1991 -- an increase of $348.1 million for a pro rata share of the common equity associated with the acquisition of Beatrice Company and a public offering of common stock; 1992 -- an increase of $16.9 million for a pro rata share of the common equity associated with the acquisition of Arrow Industries, Inc.; 1993 -- a net decrease of $337.2 million resulting from adopting Statement of Financial Accounting Standards No. 106 (a decrease of $121.2 million), a pro rata share of common stock purchased in the open market for the Employee Equity Fund (a decrease of $247.9 million), and a pro rata share of the common equity associated with four acquisitions (an increase of $31.9 million). In computing the 1993 results, after-tax earnings exclude the one-time cumulative effect of SFAS 106.
Result

     1990      1991      1992      1993      1994
     25.7%     23.9%     21.5%     23.2%     23.7%
     5-Year Average:  23.6%

EARNINGS GROWTH

Objective

     ConAgra's objective is to increase trend line earnings per share, on average, more than 14 percent per year.
     The cyclical nature of some of our food businesses does not always permit quarter-to-quarter, or sometimes year-to-year, increases in reported earnings. However, ConAgra expects to increase trend line earnings -- what we would earn with average or normal industry conditions -- more than 14 percent per year.
     In the graphic below, "14% trend line objective" represents a compound annual growth rate of 14 percent from a base that is the 3-year average of earnings per share for fiscal years 1983, 1984 and 1985. The "result" percentages show actual compound growth rates from the base, for example 14.0 percent for the 10 years to 1994, 14.0 percent for the nine years to 1993, etc. The earnings per share figure for 1993 excludes the one-time cumulative effect of SFAS 106.

RESULT

(Image material omitted)

     A 5-year bar graphic showing cash earnings per share and
compound annual growth rates as follows:
          1990      1991      1992      1993      1994
          $1.27     $1.42     $1.50     $1.58     $1.81
Result:   17.3%     16.5%     15.1%     14.0%     14.0%

          5-Year Average:  15.4%

The intersects for the 14% Trend Line Objective line across the bars are $1.07 for 1990 and $1.81 in 1994.

FINANCING

Objective

     ConAgra's primary financing objective is to maintain a conservative balance sheet.

Long-Term Debt
     Fiscal 1991 and subsequent years: Senior long-term debt normally will not exceed 30 percent of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics.
     Prior to fiscal 1991: Long-term debt normally will not exceed 35 percent of total capitalization.


Short-Term Debt
     Each ConAgra food business normally will eliminate at the end of its natural fiscal year short-term debt, net of cash, used to finance assets other than hedged commodity inventories.
     Natural year end occurs when inventories and receivables are at their annual low points -- for example, the end of February in our crop protection chemical and fertilizer businesses, and the end of May in many other ConAgra businesses.
     ConAgra's financial businesses are relatively small and fundamentally different than ConAgra's food businesses. As is customary in their industries, the financial businesses use short-term debt year-round to finance notes receivable, livestock on feed and open customer transactions.

RESULT
                    LONG-TERM                          SHORT-TERM
                       DEBT                               DEBT
     ----------------------------------------          ----------
     Objective      Result*        Result              Result
     maximum of:    restated for   as actually        (as defined
     (as defined    pooling        reported            above)
     above)
     ---------------------------------------           ----------

1990      35%            40%            35%                 0
1991      30%            41%            40%                 0
1992      30%            --             36%                 0
1993      30%            --             30%                 0
1994      30%            --             30%                 0

* 1990, 1991 as later restated for pooling of interests with Golden Valley Microwave Foods, Inc. which merged with
     ConAgra in 1992.

DIVIDEND GROWTH

Objective

     ConAgra's objective is to increase common stock dividends consistent with growth in ConAgra's trend line earnings.
     Over time, ConAgra expects common stock dividends to average in the range of 30 to 35 percent of cash earnings.

(Image material omitted)

RESULT
     Dividend Rate at Year End -- a 5-year bar graphic showing
the fiscal year-end common stock dividend rate as follows:
     1990      1991      1992      1993      1994
     $.40      $.46      $.54      $.62      $.72
5-year compound annual growth rate:  16.0%
Over the last five years, dividends have averaged 29.9 percent of cash earnings.

                         BUSINESS REVIEW
     ConAgra is a family of independent operating companies. Our management process blends planning, financing and essential corporate controls with decentralized management teams fully responsible for ConAgra's independent operating companies.
     Our independent operating companies operate in three industry segments of the food chain: Prepared Foods, Trading & Processing and Agri-Products. ConAgra has no objectives that relate to the balance among these segments. We intend to grow in all of them.

(Image material omitted)

2 Pie Charts:

Sales
     Prepared Foods           77.1%
     Trading & Processing     10.3%
     Agri-Products            12.6%
Operating Profit
     Prepared Foods           80.9%
     Trading & Processing     10.5%
     Agri-Products             8.6%


PREPARED FOODS
     Prepared food products and services for domestic and international consumer and foodservice markets. Our Prepared Foods businesses include:
     *    Branded shelf-stable foods.
          MAJOR BRANDS: Hunt's, Wesson, Orville Redenbacher's, Healthy Choice, Peter Pan, Manwich, Snack Pack, Swiss Miss, La Choy, Rosarita, Gebhardt, Act II.
     *    Branded frozen foods.
          MAJOR BRANDS: Healthy Choice, Banquet, Kid Cuisine, Chun King, La Choy, Patio, Morton, Armour Classics.
     *    Branded processed meats.
          MAJOR BRANDS: Armour, Swift Premium, Eckrich, Healthy Choice, Hebrew National, Cook's, Armour Golden Star, Decker, Webber's.
     *    Branded chicken and turkey products.
          MAJOR BRANDS: Butterball, Country Pride, Country Skillet, Longmont, Armour, Falls Poultry, Turkey Selects by Armour, Armour Golden Star.
     *    Beef, pork and lamb products.
          MAJOR BRANDS:  Healthy Choice, Monfort, Blue Ribbon
          Beef, Armour.
     *    Seafood products.
          MAJOR BRANDS:  Singleton, Taste O'Sea, Trident, Country
          Skillet.
     *    Cheeses and refrigerated dessert toppings.
          MAJOR BRANDS: County Line, Treasure Cave, Healthy Choice, Armour, Miss Wisconsin, Swiss Miss, Reddi-Wip.
     *    French fries and other frozen potato products.
          MAJOR BRANDS:  Act II and Lamb-Weston.
     *    Delicatessen and foodservice products.
     *    Private label consumer products.
     *    Premium food products marketed by direct mail.
          CATALOGS:  Pfaelzer Brothers and Ace.
     *    Pet accessories, home sewing accessories.
          MAJOR BRANDS:  Sergeant's, Geisler, Singer.

TRADING & PROCESSING
     Commodities, food ingredients and processed products primarily serving food industry customers in domestic and international markets. Our Trading & Processing businesses include:
     * Flour milling, oat milling, dry corn milling, barley processing.
     * Natural spices, seasonings, flavors and spray-dried food ingredients.
     *    Animal feeds and feed ingredient merchandising.
     * Worldwide commodity trading (grains, oilseeds, edible beans and peas, food products and ingredients, wool, fishmeal, sulfur, fertilizers and other commodities).
     *    Commodity futures brokerage.

AGRI-PRODUCTS
     Products and services primarily for agricultural markets and
communities.   Our Agri-Products businesses include:
     * Marketing and distribution of crop protection chemicals in the U.S., Canada, Mexico and the United Kingdom.
     * Marketing and distribution of fertilizer products in the U.S.
     *    Nutrient additives for animal feeds.
     *    Animal health care products.
     * 204 retail stores principally in U.S. agricultural areas. STORES: Country General, Wheelers, S&S, Sandvig's, Peavey Ranch and Home, Anfinson's, Northwest Fabrics & Crafts, Rainbow Bay Crafts.

SALES & OPERATING PROFIT BY SEGMENT
Dollars in millions
- -------------------------------------------------------------------------------
Fiscal Year           1994      1993        1992         1991        1990
- -------------------------------------------------------------------------------

PREPARED FOODS
Sales               $18,119.2 $16,498.9   $16,201.3    $15,760.0   $11,744.4
  Percent of
  total                 77.1%     76.7%       76.3%        78.1%       72.7%
Operating profit        863.6     771.4       748.5        732.2       432.5
  Percent of
  total                 80.9%     78.8%       76.4%        78.7%       69.3%

          76% of sales and 77% of operating profit over these five years
- -------------------------------------------------------------------------------

TRADING & PROCESSING

Sales               $ 2,426.2 $ 2,353.9   $ 2,281.7    $ 1,973.1   $ 2,088.6
  Percent of
  total                 10.3%     10.9%       10.8%         9.8%       12.9%

Operating profit        111.5     114.1       143.7        105.6       107.6
  Percent of
  total                 10.5%     11.6%       14.7%        11.4%       17.2%

          11% of sales and 13% of operating profit over these five years
- -------------------------------------------------------------------------------

AGRI-PRODUCTS
Sales               $ 2,966.8 $ 2,666.3   $ 2,736.0    $ 2,444.3   $ 2,332.1
  Percent of
  total                 12.6%     12.4%       12.9%        12.1%       14.4%
Operating profit         92.0      93.8        86.8         92.2        84.4
  Percent of
  total                  8.6%      9.6%        8.9%         9.9%       13.5%

          13% of sales and 10% of operating profit over these five years
- -------------------------------------------------------------------------------
TOTAL

Sales               $23,512.2 $21,519.1   $21,219.0    $20,177.4   $16,165.1
Operating profit*     1,067.1     979.3       979.0        930.0       624.5
Interest expense        239.6     246.4       302.0        290.2       167.8
General corporate
  expense               107.5     101.5**      89.3         83.1        50.1
                     ________  ________  __________     ________    ________

Income before
  income taxes       $  720.0 $   631.4    $  587.7     $  556.7    $  406.6


- -------------------------------------------------------------------------------
* Operating profit is profit after the financial businesses' interest expense and short-term interest expense incurred to finance hedged inventories, and before other interest expense, general corporate expense and income taxes.

** Includes $15.5 million of current-year incremental cost of implementing Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     Results for fiscal years 1990 and 1991 were restated in fiscal year 1992 to reflect pooling of interests with Golden Valley Microwave Foods, Inc., which merged with ConAgra on July 11, 1991.


                         PREPARED FOODS

In millions            1994           1993        % Change
- ----------------------------------------------------------

Sales               $18,119.2      $16,498.9       9.8%

Operating profit        863.6          771.4      12.0

Invested capital at
  year beginning    $ 5,130.2      $ 5,096.0        .7

(Image material omitted)

2 pie charts:

     Sales               77.1%
     Operating Profit    80.9%

     ConAgra's fiscal 1994 operating profit growth was driven by broadly based gains in Prepared Foods. ConAgra Frozen Foods enjoyed a strong profit rebound, highlighted by significant unit volume gains and major profit improvement in the Healthy Choice frozen product line. Hunt-Wesson's operating profit was up modestly and above plan for the year. Meat products operating profit rose substantially in fiscal 1994. The branded processed meat business was up significantly, and improvement in pork and beef processing margins pushed fresh red meat operating profit far ahead of last year's results. Operating profit in the cheese business declined.
     Operating profit in chicken products was up considerably for the year, but declined sharply in the turkey products business. The diversified products businesses achieved excellent operating profit growth, with earnings gains in the Lamb-Weston potato processing business, Golden Valley and the seafood businesses.
     ConAgra's billion-dollar (retail sales) line of Healthy Choice products turned in an outstanding performance, with substantial increases in sales and profitability. A highlight of the year was the licensing of the Healthy Choice brand, to the Kellogg Company. Three varieties of Healthy Choice Cereals from Kellogg's were introduced late in fiscal 1994, and early response was excellent.
     In fiscal 1995, we expect another increase in Prepared Foods earnings.

GROCERY PRODUCTS

(Image material omitted)

Photo cutline:  Al Crosson, President and Chief Operating
Officer, ConAgra Grocery Products Companies

Photo cutlines:  from left, at ConAgra Frozen Foods, Omaha,
Nebraska.

1.  Clockwise from bottom left, group product manager Sherri
Coffelt, group business manager Tom Mertensotto, packaging/graphic services manager Larry Schroeder, product manager Jim Watson and business manager Lisa Horning.

2.  Nancy Matthews, vice president of marketing, Healthy Choice.

3.  Food technologists Carmen Quint (left) and Anne Draper.

     ConAgra Grocery Products Companies include our branded consumer food companies that produce and market frozen and shelf-stable foods.
     Major frozen food brands are Banquet, Healthy Choice, Kid Cuisine, Armour Classics, Morton, Patio, Chun King, La Choy and Country Skillet. Our frozen food products include dinners and entrees, kids' meals, fried chicken, boneless chicken products, pot pies, hand-held snacks, french bread pizza and ice cream.
     Major shelf-stable brands and products are Hunt's and Healthy Choice tomato-based products; Wesson cooking and salad oils; Healthy Choice soups; Orville Redenbacher's popcorn; Peter Pan peanut butter; Manwich sloppy joe sauce; Snack Pack puddings; Swiss Miss puddings and cocoa mixes; La Choy Oriental products and Rosarita and Gebhardt Mexican products. These products are sold through retail stores and to foodservice markets, mass merchandisers and club stores.
     ConAgra Grocery Products Companies in total had a good year. Operating earnings increased significantly, led by substantial increases in Healthy Choice earnings.
     Our frozen food business, ConAgra Frozen Foods, is one of the largest frozen food companies in the United States. Sales are about $1 billion.
     ConAgra Frozen Foods achieved a dramatic earnings increase in fiscal 1994 after two years of depressed results for the industry and ConAgra. Industry conditions were somewhat better, but strengthened leadership and management initiatives were the main drivers of the earnings rebound. The year was highlighted by major improvement in Healthy Choice profitability, successful reformulation and relaunch of Banquet Fried Chicken and Banquet Pot Pie products, effective cost-reduction initiatives and increased consumer advertising.
     Healthy Choice frozen products turned in an exceptional performance. Unit volumes and market shares increased for Healthy Choice dinners, entrees and ice creams. Healthy Choice entree packaging was improved, flavors were enhanced and products were renamed. Consumers responded well to the changes. Three new indulgent flavors of Healthy Choice Ice Cream were introduced, distribution was expanded, and Healthy Choice Ice Cream became the national market leader among light ice creams.
     Consumers responded favorably to the improvements in the Banquet fried chicken and pot pie products and the introduction of Banquet Skinless Fried Chicken. Banquet strengthened its leadership position in frozen dinners with volume growth.
Results from Kid Cuisine dinners improved significantly after a weak performance in fiscal 1993. Volumes for ConAgra Frozen Foods' ethnic lines (Patio, Chun King and La Choy) were down for the year.
     The Hunt-Wesson businesses -- Hunt Foods Company, La Choy/Rosarita Foods Company, Orville Redenbacher/Swiss Miss Foods Company and Wesson/Peter Pan Foods Company -- had another record
year.   Unit volumes increased as robust second-half volumes more
than offset sluggish first-half volumes. Operating earnings were above plan and modestly ahead of last year's record. Sales were about $2 billion.
     Hunt-Wesson's foodservice business had an excellent year, with significant increases in volumes and profitability.
     New Hunt-Wesson products introduced during fiscal 1994 include Orville Redenbacher's Reden*Budders; Swiss Miss Gels, Premier Cocoa and Pudding Swirls; Peter Pan Smart Choice Peanut Butter; Wesson No-Stick Alcohol-Free Cooking Spray; Hunt's Ready Tomato Sauce and Manwich Bold.
     Hunt-Wesson's biggest business, Hunt's tomato products, had a good year, helped by record foodservice volumes. Industry conditions improved as tomato inventories returned to normal levels for the first time in several years. In the face of vigorous competitive challenges, Healthy Choice Spaghetti Sauce volume dropped in the first half but picked up nicely in the second half of the year. Hunt's overall volumes were up slightly, and earnings were up substantially.
     The Orville Redenbacher's popcorn business had a strong year, with earnings above plan and fiscal 1993. The year was highlighted by the introduction and strong marketplace performance of Reden*Budders, butter-flavored microwave popcorn in three popular flavors.
     The Swiss Miss cocoa business had a record year, helped by strong cocoa demand during a record cold winter. Swiss Miss and Snack Pack puddings had an excellent year, with demand continuing to challenge increased production capacity for puddings.
Earnings were down for the La Choy and Rosarita/Gebhardt businesses.
     Healthy Choice Soups achieved a substantial earnings increase as consumers responded favorably to new product formulations and in-store merchandising programs.
     Fiscal 1994 was a tough year for the oils business, with category softness, high raw material costs and increased price competition. Wesson oils volumes and earnings declined. The Peter Pan peanut butter business also suffered from category softness; volumes and earnings were down. The year's bright spot was the introduction of Peter Pan reduced-fat peanut butter, Smart Choice. Early results for Smart Choice were encouraging.
     We expect fiscal 1995 to be another good year for ConAgra Grocery Products Companies. We plan significantly increased capital spending, innovative new consumer products, continued strong sales execution and more cost-saving initiatives.

(Image material omitted)

Photo cutlines: counterclockwise from left, at Hunt-Wesson businesses, Fullerton, California.

1.  Fran Kramarski, department secretary, La Choy/Rosarita Foods
Co.

2.  Carl Woodard, director, sales promotion services, Hunt-
Wesson, Inc.

3.  Paz Garcia, crew leader, Hunt Foods cannery.

4.  Miguel Villasenor, evaporator operator, Hunt Foods Co.


MEAT PRODUCTS

(Image material omitted)

Photo cutline:  Lee Lochmann, President and Chief Operating
Officer, ConAgra Meat Products Companies

Photos below, from left, at ConAgra Meat Products Cos., Downers
Grove and St. Charles, Illinois.

1.  Keith Brickey, director, quality assurance, Butterball Turkey
Co.

2.  Kelly Moyer, sales training manager, Armour Swift-Eckrich.

3.  Armour Swift-Eckrich production team members Maria Salinas
(left) and Diane Toalson.


     ConAgra Meat Products Companies include our companies that produce and market processed meats, fresh meats, turkey products and cheese.
     Armour Swift-Eckrich is a leading processor and marketer of high-quality refrigerated and frozen prepared meats and turkey products. Brands include Armour, Swift Premium, Eckrich, Butterball, Healthy Choice, Longmont, Cook's, Hebrew National, Brown 'N Serve, Golden Star, Decker, Webber's, Falls Poultry and National Deli. Products include hot dogs, bacon, hams, sausages, cold cuts, turkey products and kosher products. Annual sales exceed $2 billion.
     The Armour Swift-Eckrich processed meat companies had another good year in fiscal 1994, with earnings well ahead of fiscal 1993's excellent results. The year's good performance was led by strong volume and share increases in Healthy Choice hot dogs and cold cuts. Eckrich and Armour volumes were disappointing, but trends had improved by year-end. Armour Swift-Eckrich's branded packaged meats business is well-positioned for continued success with a leading nutritional offering in Healthy Choice products and strong traditional product lines under the Armour, Eckrich, Swift and Decker brands.
     Armour Swift-Eckrich deli and foodservice earnings were down in fiscal 1994. Healthy Choice deli meats echoed the success of Healthy Choice processed meats sold in the grocery store refrigerator case. The overall deli business strengthened in the second half of the year in response to a new deli sales focus.
     The National Foods kosher products business had an excellent year, more than meeting our expectations in its first full year as part of ConAgra. Synergies identified last year in distribution, sales and production paid off this year.
     The Cook's ham processing business had another good year, with earnings well above plan and the previous year.
     Our turkey products company, which includes the Butterball and Longmont businesses, had fiscal 1994 sales of over $600 million. Fiscal 1994 was a disappointing year for our turkey business. Reported earnings were well below the fundamental earning power of the business. Management issues were resolved, organizational changes were implemented and we expect improved results in fiscal 1995.
     Overall, the Armour Swift-Eckrich businesses plan a good earnings increase in fiscal 1995 due to strengthened management, expected volume increases and improved cost controls.
Significant capital investments are planned in new products, plant production efficiencies and information systems.
     ConAgra's fresh red meat businesses produce and market beef, pork, lamb and veal products for customers in domestic and international markets. Principal red meat brands are Monfort, E.A. Miller, Blue Ribbon Beef, Armour, Four Star, Northern States and Flavorland beef products; Monfort Premium, Armour Very Best and Armour Premium pork products; Monfort and Monfort Gourmet lamb products and Plume de Veau veal products.
     Effective as of the beginning of fiscal 1994, ConAgra increased its ownership of Australia Meat Holdings Pty Ltd. (AMH) from 50 percent to approximately 91 percent. AMH is a major Australian beef processor and exporter headquartered in Queensland. AMH's annual production is about 900 million pounds of beef products; annual sales are over $1 billion.
     In fiscal 1994, ConAgra's U.S.-based companies processed about six million head of cattle and over 9.5 million hogs. Annually, these companies produce more than four billion pounds of beef products and about 1.7 billion pounds of pork products. Annual sales exceed $6 billion. We also have cattle feeding operations which supply less than 15 percent of the needs for our U.S. plants.
     Our largest red meat businesses, beef and pork, made good progress in fiscal 1994. Not only did earnings increase, but important steps were taken to better position these businesses for wider profit margins and long-term success. Both beef processing and pork processing contributed to ConAgra's fiscal 1994 earnings gain. Cattle feeding earnings were far below the previous year's exceptionally strong results.
     The U.S.-based beef processing businesses improved results through a more effective focus on retail and foodservice customers and more efficient production operations. New value-based procurement initiatives are driving a longer-term thrust to significantly upgrade raw material quality in the beef and pork businesses.
     The fresh pork business has achieved substantial cost reductions by focusing on higher-quality raw materials, productivity gains and plant capacity utilization. Closing a plant in a Missouri hog-deficit area helped total capacity utilization and improved the sales mix and margins.
     New marketing efforts are helping the pork business respond better to consumer demand. Early in fiscal 1995, this business introduced an innovative seven-item line of seasoned, marinated fresh pork roast products under the Armour Premium brand.
     AMH's profit contribution in fiscal 1994 was considerably higher because of the increase in ConAgra's ownership interest. During fiscal 1995, we plan to expand AMH's feedlot capacity to better serve customers in the Pacific Rim.
     We expect that earnings from our red meat businesses will be up again in fiscal 1995. These businesses will continue to benefit from an array of initiatives to operate more efficiently, procure higher-quality raw materials and focus on the market. Over the long term, our beef businesses gain stability from the balance created by our mix of U.S. and Australia processing and feeding operations.
     ConAgra Consumer Direct markets Pfaelzer Brothers steaks, other high-quality gifts and Ace snack items directly to consumers via mail-order catalogs and through premium incentive channels. Fiscal 1994 results were good, with earnings above plan and fiscal 1993. New product offerings, including fruit and gift baskets, were well-received by customers during the year.
     Beatrice Cheese Company is a producer and marketer of cheese products. Annual sales exceed $850 million. Branded products include Treasure Cave blue cheese, County Line natural cheeses, Healthy Choice fat-free cheeses, Pauly cheeses for foodservice markets and Reddi-Wip dessert toppings.
     Cheese consumption was flat to declining during fiscal 1994, and Beatrice Cheese volumes decreased. Healthy Choice Cheeses, however, achieved near-national distribution, substantial volume growth and good consumer acceptance. Fiscal 1994 earnings for the cheese business were down significantly. Better results are planned for fiscal 1995.

(Image material omitted)

Photos below, from left, at ConAgra Red Meat Cos., Greeley,
Colorado.

1.  Lucky Gallagher, vice president, risk management, ConAgra Red
Meat Cos.

2. From left, Monfort plant line worker Adelaida Soto, lead person Domingo Coronado, product checker Gilbert Martinez.

3.  Barry Striblin, assistant controller, Monfort, Inc.


CHICKEN PRODUCTS

(Image material omitted)

Photo cutline:  Bob Womack, President and Chief Operating
Officer, ConAgra Poultry Company

Photos below, from left, at ConAgra Poultry Co., El Dorado,
Arkansas.

1. Clockwise from top, training coordinator Jerry Johnson, line workers Lakeyta McClendon, Ruthie Scoby, Margaret Kemp.

2.  Sylvia Williams, a sales clerk with 38 years of service.

3.  Division personnel manager Don Barber (left) with line worker
Nick Henry.

     ConAgra Poultry Company is a leading producer and marketer of chicken products for retail and foodservice markets.
Principal brands are Butterball, Country Pride, Country Skillet, To-Ricos, Water Valley Foods and Blue Coach.
     ConAgra Poultry Company had fiscal 1994 sales of more than $1.6 billion. Earnings increased substantially in spite of feed costs that were much higher than in fiscal 1993. Our broiler chicken production volume for the year was nearly 1.6 billion dressed pounds.
     During fiscal 1994, ConAgra Poultry Company began the rollout of a 20-item line of premium Butterball chicken products in boneless and bone-in varieties. Consumer response to the new Butterball line was excellent, and we plan to continue expanding distribution during fiscal 1995. Country Pride chicken products also performed well during fiscal 1994. New Country Pride packaging was introduced during the year.
     Industry broiler production increased almost six percent during our fiscal year. Demand for chicken was strong, driven by good poultry export markets and increasing demand for rotisserie-style marinated chicken in fast-food outlets.
     ConAgra broiler production increased slightly, constrained by the sale of a chicken plant. ConAgra broiler export volume grew significantly during the year, and we expect continued strength in exports in fiscal 1995. Our foodservice chicken business also grew, both domestically and internationally. ConAgra Poultry Company's chicken products business in Puerto Rico improved results during fiscal 1994.
     ConAgra Poultry Company reorganized its business operations and management structure during fiscal 1994 to enhance service to retail and foodservice customers. Sales and marketing functions were centralized, and production plants were aligned to support sales and marketing more effectively. A chicken plant in Maryland was sold during the year.
     Late in fiscal 1994, ConAgra acquired a 20-percent interest. In Univasa, S.A. de C.V., which produces and markets chicken and pork products in Mexico. Univasa is a subsidiary of Desc, Mexico's seventh largest company. ConAgra and Desc share a strategic commitment to help Univasa grow and to seek new opportunities in the food industry in Mexico. Plans include building a major food business.
     In fiscal 1995, ConAgra Poultry plans a major increase in capital expenditures, reflecting management's emphasis on efficiency and growth. We expect continued strength in export and foodservice demand, lower feed costs and a good increase in earnings.


DIVERSIFIED PRODUCTS

(Image material omitted)

Photo cutline:  Jim Watkins, President and Chief Operating
Officer, ConAgra Diversified Products Companies

Photos below, from left, at Golden Valley Microwave Foods, Edina,
Minnesota.

1. Administrative assistant Carol Dahl (left) and international sales administrator Peggy Fisher.

2.  Case packager Thongphat Phongsavat.

3.  From left, Bill Richeson, vice president of finance; Deanna
Shelton, accounts receivable specialist; David Anderson, general ledger manager; Jim Marshall, inventory control supervisor.

     ConAgra Diversified Products Companies include Golden Valley Microwave Foods, Lamb-Weston, Arrow Industries, our seafood businesses, a pet products business and a frozen microwave food business in the United Kingdom.
     Golden Valley Microwave Foods, Inc. is a leader in the development of foods exclusively for preparation in microwave ovens. Products include popcorn, french fries, breakfast foods and sandwiches distributed through the vending industry, mass merchandising outlets and grocery, drug and club stores. The principal consumer brand is ACT II. Golden Valley's sales exceed $225 million.
     During fiscal 1994, Golden Valley increased earnings in spite of intense price and shelf space competition in mass merchandising and club stores. Operating efficiencies more than made up for weak prices, and a strengthened customer focus resulted in increased unit volumes. Highlights of fiscal 1994 include the opening of a state-of-the-art microwave popcorn plant in Ohio and the successful introduction of ACT II 96% Fat-Free popcorn. New management at Golden Valley performed very well in a challenging year.
     Lamb-Weston, Inc. is a leading processor of frozen potato products, primarily for foodservice markets. Lamb-Weston supplies most of the leading restaurant chains and foodservice distributors in the U.S. Annual sales exceed $600 million.
     Lamb-Weston had a good year, with earnings up despite a poor potato crop in Idaho. Lamb-Weston's volumes grew along with the industry as fast-food outlets added "value meals" with larger servings of french fries.
     Lamb-Weston invested millions of dollars during fiscal 1994 to install state-of-the-art waste water treatment systems at two potato processing plants in Washington. Highly reliable new technology enables Lamb-Weston to return millions of gallons of cleaned water safely to area waterways every year. Lamb-Weston plans state-of-the-art waste water treatment system installation at a third plant in fiscal 1995.
     Early in fiscal 1995, Lamb-Weston and Meijer Frozen Foods B.V. formed a joint venture in the Netherlands to produce and distribute potato products throughout Europe and the Middle East. Also early in fiscal 1995, ConAgra purchased Universal Frozen Foods, the frozen foods business of Universal Foods Corporation. Universal Frozen Foods, with sales of about $270 million, produces frozen potato products for U.S. and international markets.
     Arrow Industries, Inc. is a leading manufacturer and national distributor of private label consumer products for the grocery trade, principally supermarket retailers and wholesalers. Products include dried beans, rice, popcorn, pepper and spices, aluminum foil, plastic bags and wraps, flexible packaging, paper plates and bags, vegetable oil, charcoal and lighter fluid. Annual sales exceed $250 million.
     Fiscal 1994 was a difficult year for Arrow as competition intensified in its private label categories. Strong performances in some categories were more than offset by margin pressure in others.
     New Arrow ventures with sister ConAgra companies to market private label products were initiated during fiscal 1994 as part of ConAgra's "Get the Family Money!" program. On the international front, Arrow formed a joint venture charcoal business in Europe early in fiscal 1995.
     ConAgra's seafood businesses market a wide variety of seafood products. They include ConAgra Shrimp Companies, O'Donnell-Usen U.S.A., and our jointly owned seafood companies, Trident Seafood Corporation and Usen Fisheries. Total seafood sales, including the unconsolidated jointly owned businesses, are about $600 million.
     The seafood industry had another tough year in fiscal 1994, plagued by supply shortages and high raw material costs. The shrimp business managed to increase earnings in spite of lower volumes. Operating efficiencies helped Trident's earnings rebound nicely after a difficult fiscal 1993. O'Donnell-Usen U.S.A. and Usen Fisheries had improved results in fiscal 1994. O'Donnell-Usen repositioned their retail product line as private label products during the year, and results were encouraging.
     Our U.S. and Canadian seafood businesses in total achieved a good earnings increase. Results for our frozen food business in the U.K. improved, but results were about the same for our seafood distribution business in France. Our pet products business increased earnings.
     Our diversified products companies as a group beat an aggressive profit growth plan and contributed significantly to ConAgra's earnings growth in fiscal 1994. In fiscal 1995, we plan increased earnings again, although the rate of gain is expected to moderate following two years of earnings growth above ConAgra's objective.
     A major strategic theme ties together these diversified businesses. . .an international focus.
     Lamb-Weston is the leading U.S. potato exporter to the Pacific Rim, has a plant in the Netherlands and now is launching a promising joint venture in Europe. Golden Valley has established a good foothold in popcorn worldwide, with leading shares in 20 countries. Arrow has a new joint venture charcoal business in Europe. And our seafood businesses both source and market raw materials and processed products worldwide. During fiscal 1994, international sales of our diversified products companies roughly doubled.

(Image material omitted)

Photos below, from left, at Arrow Industries, Carrollton, Texas.

1.  Jozef Levi, production manager, bag lines.

2.  With more than 25 years of service are, from left, Charles
Shopher, inventory control, 26 years; Eloisa Carrasco, bean packager, 40 years; Florence Ribbik, bean packager, 26 years;
R.V. Proctor, bean packaging set-up person, 38 years.

3.  Manuel Carrillo, foil operator.


                      TRADING & PROCESSING

In millions            1994           1993        % Change
- -----------------------------------------------------------

Sales               $2,426.2       $2,353.9        3.1%

Operating profit       111.5          114.1       (2.3)

Invested capital at
  year beginning    $  455.9       $  452.7         .7

(Image material omitted)

2 pie charts:

     Sales               10.3%
     Operating Profit    10.5%


Photo cutline: 25-year employees at ConAgra's flour mill in Oakland, California: Front row, from left, mill bolter Carlos Silva, flour packer Henry Harris and maintenance mechanic David Resendiz. Back row, from left, elevator operator Billy Matthews, maintenance mechanic Chuck Byars, maintenance electrician Charlie Weatherton, warehouse foreman Al Clark, bulk truck loader Mike Barnett.


     ConAgra's grain processing and commodity trading businesses were hurt by heavy rain and floods in the midwestern U.S. in the summer of 1993. River and rail transportation systems were severely disrupted, and crops were low in quantity and poor in quality. Grain processing operating profit was about the same for the year, but operating profit was down in our trading and offshore operating businesses. Overall Trading & Processing operating profit decreased 2.3 percent.
     Fiscal 1995 weather conditions and crop prospects are more promising, and we expect increased earnings.


GRAIN PROCESSING

(Image material omitted)

Photo cutline:  Tom Manuel, President and Chief Operating
Officer, Conagra Trading & Processing Companies

Photo below, from left, at ConAgra Flour Milling Company, Omaha,
Nebraska.
1.  John Hinchik, bakery technologist.

2.  Mike Prochaska, flour packer.

3.  Mike Carmony, plant manager.

     ConAgra's grain processing businesses include flour milling in the U.S., Canada and Puerto Rico; oat milling in the U.S., Canada and the United Kingdom; dry corn milling in the U.S. and Germany; tortilla manufacturing in the U.S.; barley malting in Australia and the U.K.; specialty food ingredient manufacturing and marketing in the U.S.; feed ingredient merchandising in the U.S., Canada and Mexico; and animal feed production and marketing in the U.S., Puerto Rico, Spain and Portugal.
     ConAgra Flour Milling Company is a leader in the U.S. flour milling industry with 27 mills in 14 states and seven jointly owned mills, three in the U.S. and four in Canada. Annual flour volume, including the jointly owned mills, is about nine billion pounds. Daily milling capacity is about 34 million pounds.
     Fiscal 1995 was a difficult year for the flour milling industry, with rains and floods, barge and rail disruptions, wheat crop shortages, poor-quality wheat and resulting higher costs for raw materials. Two ConAgra flour mills were flooded. Nevertheless, ConAgra Flour Milling managed well and increased earnings.
     ConAgra Specialty Grain Products Company includes the oat milling, dry corn milling and barley malting businesses, and Casa de Oro Foods, a manufacturer of wheat flour tortillas for retail and foodservice customers. During fiscal 1994, ConAgra Specialty Grain and Carlsberg A/S announced plans to build a joint venture barley malting plant in Denmark. A portion of the plant's output will be sold to Carlsberg for use in its brewing activities in Denmark, reflecting ConAgra Grain Processing Companies' strategy of following their customers as they expand globally. ConAgra Specialty Grain also formed a joint venture malting business to serve the fast-growing Chinese market.
     Fiscal 1994 was a satisfactory year for the malting business, but poor for oat and corn processing. The U.S. oat industry was hurt by crop shortages and too much processing capacity. The corn processing industry suffered from low crop quality and yields. The tortilla business was profitable in its first full year. Overall specialty grain earnings were down, primarily due to crop quality problems and restructuring costs related to international grain processing operations.
     Our feed ingredient merchandising business managed well and turned in another good performance. Earnings were down in our processing businesses in Spain and Portugal. The European businesses were hurt by unfavorable currency exchange rates.
     United Specialty Food Ingredients Companies manufacture and market a broad line of natural spices, blending seasonings, natural flavors, spray-dried food ingredients, meat-flavored sauces, gravies and soup bases, food oils, lard and processed eggs. Cal-Compack, Hunt-Wesson's food ingredient business, became part of United Specialty Food Ingredients during fiscal 1994. United Specialty Food Ingredients had another good year, with a healthy earnings increase.
     Overall fiscal 1994 grain processing earnings were about even with fiscal 1993 results. We expect an increase in fiscal 1995 earnings.

TRADING
     ConAgra's trading businesses include trading offices in 15 nations and extensive merchandising facilities and transportation assets in the United States.
     Major trading businesses and their primary trading products are Peavey Grain Company (grain), ConAgra Wool Company (Australian wool), Klein-Berger Company (pulses --- dry edible beans, peas and lentils --- and dried fruits and nuts), Petrosul International Ltd. (Canadian sulfur) and Geldermann, Inc. (commodity futures).
     ConAgra Trading Companies had mixed results in fiscal 1994. Increases in the grain merchandising, sulfur trading and commodity futures businesses were more than offset by declines in dried fruit and nut trading and the wool business.
     The largest trading business, grain merchandising, had a challenging year, with crop quality problems and extensive flood-related disruptions in grain movement. However, our grain merchandising business met their plan and improved earnings as a result of reduced losses in a discontinued operation.
     The Australian wool business had lower earnings due primarily to a temporary decline in demand from China. Early in fiscal 1995, the wool business agreed to build a joint venture wool-combing plant in Australia, a natural extension of ConAgra Wool's scouring and carbonizing operations in Australia.
     Klein-Berger had a satisfactory year in pulse trading despite poor bean crop quality caused by colder-than-normal weather. Pulse trading results, however, were more than offset by losses in Klein-Berger's fruit and nut trading business. Management has been strengthened, and the business has been restructured.
     Petrosul, the Canadian sulfur business, had another successful year. Sulfur prices strengthened and earnings increased nicely.
     The financial services business, Geldermann, Inc., is a self-financed company with no obligations guaranteed by ConAgra. Geldermann serves an international clientele in futures, foreign exchanges, managed money and securities. Through offices in the U.S. and Europe, Geldermann provides execution and clearing services in the major markets around the globe. Geldermann performed well in fiscal 1994, with earnings well ahead of the prior year.
     Overall trading earnings decreased in fiscal 1994. As fiscal year 1995 began, normal weather and a more positive crop outlook in the U.S. supported our hopes for a healthier industry and our plans for earnings growth in trading.

(Image material omitted)

Photos below, from left, at ConAgra Trading Cos., Minneapolis and Duluth, Minnesota.
1. 25-year employees at ConAgra Trading Cos. Minneapolis headquarters: Clockwise from bottom left, computer operator
Margo Burk, accounting clerk Marlene Muehlbauer, payroll specialist Penny Dardis, commodity accountant Ernie Kaehler;
senior M.I.S. analyst Carroll Hillesland and contract administrator Ruby Stroh.

2. From left foreground, grain merchandiser Jim Grant, barge freight coordinator Sandi Dempsey, trading floor clerk Stacee
Hughes, trader assistant Mary Combs.

3. The Kinsman Independent, an American laker grain carrier, is being loaded with grain from the Peavey elevator in Duluth.

                          AGRI-PRODUCTS

In millions            1994           1993        % Change
- ----------------------------------------------------------

Sales               $ 2,966.8      $ 2,666.3      11.3%

Operating profit         92.0           93.8      (1.9)

Invested capital at
  year beginning    $   130.0      $   128.7       1.0

(Image material omitted)

2 pie charts:

     Sales               12.6%
     Operating Profit     8.6%


Photo cutline:  Tony Reinsch, salesman, Midwest Valley Chemical
Co., a United Agri Products company, Fremont, Nebraska.


     In fiscal 1994, the crop protection chemicals distribution business, the largest business in the Agri-Products segment, enjoyed another year of excellent operating profit growth. Earnings in the fertilizer business declined because of losses in an energy business. Operating profit in our specialty retailing businesses was down, with Country General Stores' good performance more than offset by a decrease in fabric and craft store earnings.
     We expect increased Agri-Products earnings in fiscal 1995.

(Image material omitted)

Photo cutline:  Floyd McKinnerney, President and Chief Operating
Officer, ConAgra Agri-Products Companies

Photos below, from left, at ConAgra Agri Products Cos.' Pueblo
Chemical Co., Greeley, Colorado.

1.  Warehouse manager Roger Zimmerman (left) and driver Dan
Gorman.

2.  Operations manager Gene Frain (left) and customer Jerry
Moser.


CROP PROTECTION CHEMICALS AND FERTILIZER PRODUCTS
     ConAgra Agri-Products Companies include our businesses that market and distribute crop protection chemicals and fertilizers, and our specialty retailing businesses.
     United Agri Products (UAP) is the leading distributor of crop protection chemicals to North American markets, serving customers in most major agricultural areas of the U.S. and Canada. UAP distributes a broad line of pesticides manufactured by major chemical companies, formulates and distributes its own products under the Clean Crop label, operates Cropmate retail fertilizer outlets in the Midwest and Louisiana, and markets animal health care products. Annual sales are nearly $2 billion.
     Fiscal 1994 was a tough year in the Midwest, with disastrous floods and too much rain even in areas that weren't flooded.
UAP, however, benefited from its geographic diversity. Good results outside the Midwest helped UAP achieve their eleventh straight year of record sales and earnings, with earnings significantly ahead of fiscal 1993.
     UAP continued to grow their crop protection chemical business in all regions of the U.S. and continued their expansion in Mexico and the U.K. UAP also achieved good growth in their seed distribution, sanitation chemicals, and horticultural supply businesses.
     UAP continued to focus on providing environmental education services to dealers and their customers to promote safe and responsible use of agricultural chemicals. UAP also continued its national leadership efforts to increase chemical container recycling.
     The largest of UAP's several joint ventures with Du Pont, Nutribasics Company and DuCoa, manufacture and market nutrient additives for animal feeds. DuCoa also sells additives to the food and pharmaceutical industries. Earnings for Nutribasics and DuCoa were about the same as in fiscal 1993. UAP's animal health care business was unprofitable in fiscal 1994.
     ConAgra's fertilizer business includes marketing and reformulating operations in the U.S., an international fertilizer trading business, and Blue Ribbon Energy, which trades propane and other energy-related products.
     Both the North American fertilizer business and the international fertilizer trading business had excellent years, with earnings over plan and the previous year. The good results, however, were more than offset by losses in Blue Ribbon Energy driven by a sharp decline in world crude oil prices. Blue Ribbon Energy should return to its more typical good profit contribution in fiscal 1995.
     The fiscal 1995 outlook for the crop protection chemical and fertilizer businesses is good. Planted crop acres are up, last year's rains depleted soil nutrient content, and the 1994 spring planting season weather was better --- all factors contributing to increased demand for agricultural chemicals and fertilizers. Sales in early fiscal 1995 were up significantly.

SPECIALTY RETAILING
     ConAgra's specialty retailing businesses include 107 Country General stores (operating under the names Country General, Wheelers, S & S, Sandvig's, Peavey Ranch and Home, and Anfinson's), 97 fabric and craft stores (operating as Northwest Fabrics & Crafts and Rainbow Bay Crafts), and Dyno Merchandising Corporation, a marketer of home sewing accessories.
     Country General stores carry merchandise targeted for country living, including clothing, boots and other footwear, housewares, lawn and garden supplies, farm and ranch supplies, hardware, animal care products and sporting goods. Seven new stores were opened during fiscal 1994; no stores were closed.
     Country General achieved good increases in sales and operating profit in fiscal 1994 in a tough retailing environment. Country General continued to improve operating efficiencies and update store systems. New stores opened in fiscal 1993 and in early fiscal 1994, as well as the new distribution center opened in fiscal 1992, contributed to the year's good results. Twelve new stores are slated for fiscal 1995, and Country General plans another increase in earnings.
     Northwest Fabrics & Crafts stores are complete fabric and craft stores, and Rainbow Bay Crafts stores sell a full line of craft items. No new fabric and craft stores opened during the year, and 10 under-performing stores were closed.
     Fiscal 1994 was a disappointing year for the fabric and craft stores. The craft industry remained strong, but the home apparel sewing market continued to decline in reaction to lower-priced ready-to-wear clothing and women generally having less time to sew. Many Northwest Fabrics & Crafts stores changed their merchandise mix during the year to emphasize crafts and fabrics for home decorating. Results in the reformatted stores were excellent.
     Dyno Merchandising Corporation markets a full line of home sewing accessories under various brand names including Singer, Coats & Clark, Simplicity and Penn. Dyno successfully integrated the Pentapco sewing notions business, which they acquired late in fiscal 1993, and had a good year.
     Overall specialty retailing earnings decreased substantially in fiscal 1994. We plan an increase in fiscal 1995.

(Image material omitted)

Photos below, clockwise from top, at ConAgra Agri Products Cos.
locations in Iowa, Nebraska, Colorado.

1.  Toni Menear, supervisor, Northwest Fabrics & Crafts, Council
Bluffs, Iowa.

2.  Nancy Fulmer, floral designer, Northwest Fabrics & Crafts,
Council Bluffs, Iowa.

3.  Todd Rumsey, clerk, Country General, La Vista, Nebraska.

4. Foreground, John Miller, store manager, Betsy Brewer, area supervisor, Sheelers, Irvington, Nebraska.

5.  James Sell, vice president, distribution, United Agri
Products Cos., Greeley, Colorado.

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
     Our objective here is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements.

FINANCIAL CONDITION
Capital Resources
     ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

Capital Investment
Dollars in millions

                                     1994       1993     % Change
                                   --------   --------   --------
Working capital                    $  390.5   $  214.1     82.4%
                                   --------   --------
Property, plant & equipment, net    2,586.3    2,388.2      8.3
Intangible assets                   2,626.4    2,670.3     (1.6)
Other noncurrent assets               365.8      443.5    (17.5)
                                   --------   --------
   Total noncurrent assets          5,578.5    5,502.0      1.4
                                   --------   --------
Capital investment                 $5,969.0   $5,716.1      4.4

     During 1994, capital investment increased 4% as increases in working capital and property, plant and equipment more than offset decreases in intangible assets and noncurrent assets. Working capital increased $176.4 million as a current assets increase, principally inventories and receivables, exceeded a current liabilities increase, principally advances on sales and accounts payable.
     ConAgra invested $395.0 million in property, plant and equipment in 1994 and $341.0 million in 1993. Property, plant and equipment, net of depreciation expense, increased $198.1 million in 1994. In 1995, ConAgra plans to invest approximately $470 million in additions to property, plant and equipment of present businesses. The additions accomplished in 1994 and planned for 1995 are broadly based investments in modernization, efficiency and capacity expansion; no one or two projects account for a major share of the total additions.
     ConAgra increased its investment in Australia Meat Holdings Pty Ltd. (AMH) from 50 percent to approximately 91 percent as of the beginning of 1994. As a result, AMH was accounted for as a consolidated holding in 1994 versus an investment in affiliate in 1993. Consolidating AMH contributed to ConAgra's 1994 increase in current assets and liabilities and property, plant and equipment and was the main reason for the decrease of $77.7 million in other noncurrent assets, which includes investments in affiliates.
     Intangible assets include approximately $2.3 billion of goodwill associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance.
Over time, the assets are amortized and decline from an accounting standpoint. However, we invest on an expense-as-you-go basis to maintain and enhance the value of these assets. Consequently, the non-cash provision for goodwill amortization is a source of cash that can be used for any corporate purpose such as internal investment, acquisitions and dividends.
     In that respect, goodwill amortization is similar to net income -- it provides "decision cash." It amounted to $73.6 million in 1994 and $71.7 million in 1993.
     On the other hand, depreciation of fixed assets is primarily a source of "replenishment cash" -- cash generally needed to repair and replace assets and maintain a going concern. Depreciation expense was $276.3 million in 1994 and $257.9 million in 1993.
     Cash from net income and goodwill amortization -- what we call "cash earnings" -- is the primary funding source for growing ConAgra's capital investment and earning power over the long term. That is why we focus on cash earnings in our internal return on equity objective shown on page 4 of this report. In 1994, cash earnings totaled $510.7 million, up 10% from $463.2 million in 1993 before the cumulative effect of a required accounting change (discussed below) in 1993.
     We do not intend for cash earnings to substitute for net income as reported in our financial statements, and cash earnings may not be a reliable measure of liquidity or cash generated by operations. Cash earnings include only the net income and the goodwill amortization components of net cash flows from operating activities as set forth in our statements of cash flows. Furthermore, there is no broadly accepted definition of cash earnings and ConAgra's definition may not be comparable to similarly titled measures used by other companies.
     ConAgra financed its capital investment as shown in the "Capitalization" table.

Capitalization
Dollars in millions

                                     1994       1993     % Change
                                   --------   --------   --------
Senior long-term debt              $1,440.8   $1,393.2      3.4%
Other noncurrent liabilities        1,079.7    1,146.5     (5.8)
Subordinated long-term debt           766.0      766.0     --
Subsidiary's preferred securities     100.0       --       NM
Preferred stockholders' equity        355.6      355.9      (.1)
Common stockholders' equity         2,226.9    2,054.5      8.4
                                   --------   --------
Total capitalization               $5,969.0   $5,716.1      4.4

     In 1994, subordinated long-term debt and preferred stockholders' equity were unchanged, and senior long-term debt increased slightly. In 1994, ConAgra Capital, L.C., an indirectly wholly owned subsidiary of ConAgra, Inc., issued $100 million of preferred securities. The proceeds were loaned to ConAgra and used for general corporate purposes. An additional $175 million of similar securities were issued shortly after the close of fiscal 1994.
     Other noncurrent liabilities consist principally of reserves for estimated liabilities of Beatrice Company for disputed income taxes and interest thereon, postretirement health care, pensions and various litigation, environmental and other matters. It will require many years to resolve issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes the reserves are adequate.
     In 1993, ConAgra adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." U.S. companies were required to adopt this standard which applies mainly to health care. The one-time cumulative effect of SFAS 106 was a non-cash after-tax charge of $121.2 million or 52 cents per share to 1993 earnings and an associated increase in other noncurrent liabilities.
     Common stockholders' equity increased 8% in 1994 mainly because the increase from net income more than offset cash dividends declared ($181.4 million) and 4 million shares purchased on the open market for $105.4 million and placed in treasury stock.
     In 1993, ConAgra established a $700 million Employee Equity Fund (EEF), a trust to pre-fund future stock-related obligations of existing, previously approved benefit and compensation plans. Common shares in the EEF are reflected as issued on ConAgra's balance sheet. However, the market value of shares held by the EEF, $635 million at the end of 1994, is deducted to arrive at reported common stockholders' equity.

Financing Objectives
     ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is then used to finance liquid and seasonal asset requirements.
     ConAgra conducts its financing through two borrowing groups which separately finance ConAgra's food businesses and financial businesses. The financial businesses and their financing considerations are fundamentally different than the food businesses. For example, at fiscal year end we expect the food businesses to be using short-term debt to finance only cash and hedged commodities. However, the nature and liquidity of the financial businesses' assets are suited to year-round use of short-term financing. The debt of the financial businesses, $435 million at the end of 1994, and $374 million at the end of 1993, is not guaranteed by ConAgra.
     ConAgra's long-term and short-term debt objectives and results are shown, as usual, on page 5 of our annual report. ConAgra met its long-term debt objective every year from 1976 through 1990. In 1991 and 1992, we temporarily exceeded our self-imposed long-term debt limitation due to the Beatrice acquisition. We met our long-term debt objective in 1993 and 1994. ConAgra again met its short-term debt objective in 1994 and has done so every year since 1976.
     ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1994, our senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB (Standard & Poor's), all investment grade ratings.
     Sale of commercial paper and bank financing provide short-term credit. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1994, short-term borrowing continued at interest rates significantly below the prime rate. Short-term debt averaged $2.49 billion in 1994 compared to $1.95 billion in 1993. The increase was primarily related to business growth, higher commodity prices, seasonal needs of acquired businesses and a lower amount classified as long-term debt.
     ConAgra's use of operating leases in its financing activities emphasizes cancelable leases, particularly for transportation equipment. The use of noncancelable leases as a financing source was relatively constant in 1993 and 1994.
     To maintain a conservative financial position, ConAgra focuses on cash flow as well as our balance sheet. We develop plans that recognize cash flow must be sufficient to meet financing obligations, maintain plants and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This all-inclusive measure of cash-flow adequacy provides meaningful assurance that leverage will not become excessive.

Asset Liquidity and Hedging
     Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.6 times property, plant and equipment at the end of 1993 and 1.7 at the end of 1994. Commodity inventories are hedged to the extent practicable in futures and options markets as well as by forward sales to credit-worthy customers, in order to protect values against major price fluctuation. Hedged commodities, such as grain, flour and meat products represented 25% of total inventory at the end of 1994.
     Substantially all hedging transactions and related inventory are marked to market, and inventories not hedged are generally priced at the lower of average cost or market. Board-approved agricultural commodity inventory management policies generally limit the unhedged positions of processing businesses in relationship to their weekly usage requirements and unhedged positions of trading businesses in relationship to equity capital.
     ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1994, total sales invoiced to customers were approximately $28.3 billion versus $23.5 billion reported net sales. This is because grain and feed ingredient merchandising transactions include only gross margins in reported sales.
     ConAgra's current ratio (current assets divided by current liabilities) was 1.08 to 1 at the end of 1994 and 1.05 to 1 at the end of 1993. ConAgra's consolidated current ratio is a composite of various current ratios appropriate for our individual businesses. We focus more on appropriate use of short-term debt and trade credit financing than on the absolute level of our current ratio. Many of ConAgra's businesses are able to generate substantial trade credit which reduces the current ratio without requiring debt financing costs.

OPERATING RESULTS
     Operating results for ConAgra's industry segments and individual businesses were discussed extensively in the Business Review in this report. See pages 4 and 5 for a review of ConAgra's financial objectives and results. The discussion in this section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings.
     Note that comparisons for sales and other operating results were affected by the length of fiscal years: 52 weeks in 1994 and 1993, 53 weeks in 1992.
     Net sales increased 9.3% in 1994 to $23.5 billion and 1.4% in 1993 to $21.5 billion.
     Consolidating AMH's results accounted for more than half of the increase in 1994. Other businesses contributing to the 1994 sales increase included U.S. beef products, crop protection chemicals, potato products, grain processing, fertilizer, frozen foods, chicken products, shelf-stable foods and processed meats, in part due to an acquisition during 1993. Sales decreases in 1994 included pork products, affected by a plant closing, and grain merchandising.
     Acquisitions contributing to the 1993 sales increase included a processed meats business, a dry edible bean business and the full-year results of a private label consumer goods business acquired during 1992. Businesses with sales gains in 1993 included fresh red meat, crop protection chemicals, potato products and shelf-stable foods. Sales declined in the fertilizer, frozen foods and turkey products businesses.
     In 1994, gross margin (net sales minus cost of goods sold) increased $181.3 million or 6.3%. Gross margin as a percent of net sales decreased to 13.0% from 13.4% in 1993 primarily due to AMH's lower relative gross margin. Excluding AMH, the ratio was virtually unchanged. Gross margin as a percent of net sales decreased from 14.3% in 1992 to 13.4% in 1993. During 1993, gross margin increases in businesses including shelf-stable foods and crop protection chemicals were more than offset by decreases in businesses including frozen foods and fresh red meat.
     Selling, administrative and general expense increased $76.7 million or 3.8% in 1994 and decreased $122.0 million or 5.7% in 1993. Selling, administrative and general expense as a percent of net sales moved from 10.1% in 1992 to 9.4% in 1993 and 8.9% in 1994. The lower ratio in 1994 was due mainly to lower relative spending by AMH. The decrease in 1993 was caused by lower expense in a number of businesses, notably frozen foods.
     Interest expense decreased 1.6% in 1994 to $254.2 million and 18.6% in 1993 to $258.4 million. The drop in 1993 was principally due to management actions to reduce interest expense related to the Beatrice disputed tax liabilities plus lower interest rates.
     Pretax earnings before the cumulative effect of adopting SFAS 106 increased 14.0% to $720.0 million in 1994 and 7.4% to $631.4 million in 1993.
     Businesses contributing to the pretax earnings increase in 1994 included frozen foods, fresh red meat, potato products, chicken products, processed meats, seafood, crop protection chemicals and AMH. Businesses with lower pretax earnings included turkey products, cheese products, specialty retailing and dried fruits and nuts.
     In 1993, pretax earnings gains in businesses including shelf-stable foods, processed meats, microwave foods, dry edible beans, crop protection chemicals and frozen foods were partially offset by lower earnings in businesses including chicken products, fresh red meat, grain processing, international grain merchandising and Caribbean operations.
     Net income before the cumulative effect of SFAS 106 increased 11.6% to $437.1 million in 1994 and 5.1% to $391.5 million in 1993.
     Net income had lower percentage gains than pretax earnings due to rising income tax rates. The effective income tax rate increased from 38.0% in 1993 to 39.3% in 1994 mainly due to lower equity in earnings of affiliates. Most taxes on these earnings are provided for before they are included in ConAgra's pretax earnings. AMH's move from affiliate status in 1993 to consolidated status in 1994 and lower earnings in European operations were the principal reasons for reduced equity in earnings of affiliates. The effective tax rate increased from 36.6% in 1992 to 38.0% in 1993 mainly because export tax credits were lower in 1993.
     Earnings per share before the cumulative effect of SFAS 106 increased 14.6% to $1.81 in 1994 and 5.3% to $1.58 in 1993. In
1994, earnings per share had a higher percentage gain than net income because weighted average shares outstanding decreased 1.9% mainly as a result of common shares bought back by ConAgra in 1993 and 1994.
     The figures above include in 1994 and 1993 the current-year effect of SFAS 106 which was implemented in 1993. The effect in 1993 was a charge to earnings of $9.6 million after tax or 4 cents per share. Before this effect and on a basis more comparable with 1992, in 1993 pretax earnings increased 10% to $646.9 million, net income increased 8% to $401.1 million, and earnings per share increased 8% to $1.62. Including the one-time cumulative effect of adopting SFAS 106, as well as the current-year effect, 1993 net income was $270.3 million and earnings per share were $1.06.

                        *   *   *   *   *

(Image material omitted)

Three 5-year bar graphics:
                 1990      1991      1992      1993      1994
                ------    ------    ------    ------    ------

Net Sales       $ 16.2    $ 20.2    $ 21.2    $ 21.5    $ 23.5
in billions

Net Income      $256.3    $332.0    $372.4    $391.5*   $437.1
in millions

Cash Earnings*  $262.9    $388.0    $443.8    $463.2    $510.7
in millions

*Cash earnings are net income plus goodwill amortization.  In
1993, net income is before the cumulative effect of adopting SFAS
106.

ELEVEN-YEAR RESULTS

Five-year results, shown first, include restatements in prior years.* Eleven-year results are shown as actually reported in all years.
Dollars in millions except per share amounts

_______________________________________________________________________________

Fiscal Year         1994         1993         1992         1991       1990
_______________________________________________________________________________


FOR THE YEAR (Restated)

Net sales           $23,512.2   $21,519.1     $21,219.0   $20,177.4   $16,165.1
Income from
  continuing
  operations (1)        437.1        391.5        372.4       332.0       256.3
Earnings per
  common and common
  equivalent share -
  continuing
  operations (1)        $1.81        $1.58        $1.50       $1.42       $1.27
Cash dividends
  declared per
  share of common
  stock                 $.695        $.600        $.520       $.445       $.385

AT YEAR END (Restated)
Total assets        $10,721.8    $ 9,988.7    $ 9,758.7   $ 9,852.4    $5,205.0
Senior long-term
  debt (noncurrent)   1,440.8     1,393.2       1,694.4     1,886.8       822.7
Subordinated long-
  term debt
  (noncurrent)          766.0        766.0        430.0       430.0        30.0
Preferred securities of
  subsidiary company    100.0         --            --          --          --
Redeemable
  preferred stock       355.6        355.9        356.0       356.1         2.2


(1) 1993 amounts are before a one-time cumulative effect of change in accounting for nonpension postretirement benefits.





ELEVEN-YEAR RESULTS

- -------------------------------------------------------------------------------
Fiscal Year               1994            1993       1992       1991       1990

- -------------------------------------------------------------------------------
FOR THE YEAR (As actually reported)

Net sales                 $23,512.2   $21,519.1  $21,219.0  $19,504.7 $15,501.2
Equity in earnings of
  affiliates                    5.2        25.4       17.5       23.6      18.1
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle                   720.0       631.4      587.7      515.2     356.9
After-tax income from
  continuing operations and
  before cumulative effect
  of change in accounting
  principle                   437.1       391.5      372.4     311.2      231.7
Net income                    437.1       270.3      372.4     311.2      231.7
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle                 $1.81       $1.58      $1.50     $1.42      $1.25
Net income                    $1.81       $1.06      $1.50     $1.42      $1.25
Cash dividends declared
  per share of common stock  $.695        $.600      $.520     $.445      $.385
Market price per share
  of common stock
  High                       $29.38      $34.25     $36.25    $32.50     $21.25
  Low                        $23.00      $22.75     $24.50    $19.67     $14.11
  Last                       $28.50      $25.13     $25.88    $30.33     $20.50
Weighted average number
  of common and common
  equivalent shares out-
  standing (in millions)      228.5       233.0      231.9     205.3      184.8
Additions to property,
  plant and equipment,
  including acquisitions     $498.6      $392.7     $378.9  $1,159.9     $349.3
Depreciation and
  amortization                368.4       348.7      319.3     250.8      129.7





- -------------------------------------------------------------------------------
Fiscal Year               1994            1993       1992       1991       1990

- -------------------------------------------------------------------------------

AT YEAR END (As actually reported)
Total assets              $10,721.8   $ 9,988.7   $9,758.7   $9,420.3  $4,804.2
Current assets              5,143.3     4,486.7   4,371.2    4,342.9    3,347.7
Current liabilities         4,752.8     4,272.6   4,081.3    4,087.4    2,967.5
Working capital               390.5       214.1     289.9      255.5      380.2
Property, plant and
  equipment, net            2,586.3     2,388.2   2,276.8    1,941.5    1,034.7
Capital investment          5,969.0     5,716.1   5,677.4    5,332.9    1,836.7
Senior long-term debt
  (noncurrent)              1,440.8     1,393.2   1,694.4    1,663.0      605.4
Subordinated long-term
  debt (noncurrent)           766.0      766.0      430.0      430.0       30.0
Preferred securities of
  subsidiary company          100.0        --         --         --         --
Redeemable preferred
  stock                       355.6      355.9      356.0      356.1        2.2
Common stockholders'
  equity                    2,226.9     2,054.5   2,232.3    1,817.4    1,095.8
Stockholders' equity
  (all classes)             2,582.5     2,410.4   2,588.3    2,173.5    1,098.0

Common stockholders'
  equity per share            $9.86       $9.02     $9.62      $8.67      $5.95



ELEVEN-YEAR RESULTS (CONT.)

- -------------------------------------------------------------------------------
Fiscal Year         1989      1988      1987      1986      1985      1984
- -------------------------------------------------------------------------------

FOR THE YEAR (As actually reported)

Net sales           $11,340.4  $9,475.0 $ 9,001.6 $ 5,911.0 $ 5,498.2 $ 3,301.5
Equity in earnings
  of affiliates        --          10.5       2.8       3.1       1.9      18.1
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle             312.2    240.1      271.5     180.3     151.6      89.7
After-tax income from
  continuing operations
  and before cumulative
  effect of change in
  accounting principle  197.9     154.7     148.7     105.3      91.7      65.2
Net income              197.9     154.7     148.7     105.3      91.7      62.6
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle           $1.09      $.86      $.82      $.68      $.59      $.46
Net income              $1.09      $.86      $.82      $.68      $.59      $.44
Cash dividends declared
  per share of common
  stock                 $.331     $.288     $.249     $.215     $.187     $.164
Market price per share
  of common stock
  High                 $15.89    $16.89    $15.11    $12.47     $7.64     $5.43
  Low                  $12.00     $9.28    $11.03     $7.55     $5.04     $3.81
  Last                 $15.22    $12.33    $11.89    $12.39     $7.55     $5.22
Weighted average
  number of common and
  common equivalent
  shares outstanding
  (in millions)         180.8     178.2     179.0     152.7     151.9     137.7
Additions to property,
  plant and equipment,
  including
  acquisitions         $241.1    $196.3    $178.3    $112.4     $97.5    $140.3
Depreciation and
  amortization          101.7      89.5      77.4      53.6      45.9      34.0




- -------------------------------------------------------------------------------
Fiscal Year         1989      1988      1987      1986      1985      1984
- -------------------------------------------------------------------------------

AT YEAR END (As actually reported)
Total assets        $4,278.2  $3,042.9  $2,482.5  $1,819.7  $1,547.1  $1,304.9
Current assets       3,160.4   2,076.2   1,707.1   1,283.5   1,062.9     840.9
Current
  liabilities        2,651.5   1,636.1   1,236.6     926.2     755.3     619.0
Working capital        508.9     440.1     470.5     357.3     307.6     222.0
Property, plant and
  equipment, net       825.5     696.1     601.9     427.1     373.8     331.2
Capital investment   1,626.7   1,406.8   1,245.9     893.5     791.9     685.9
Senior long-term
  debt (noncurrent)    530.1     489.9     428.7     309.0     261.9     237.7
Subordinated long-term
  debt (noncurrent)     30.0        --        --       --        --        --
Preferred securities of
  subsidiary company     --         --        --       --        --        --
Redeemable preferred
  stock                  8.7       9.6      13.3      14.2      23.6      30.3
Common stockholders'
  equity               949.5     814.4     722.5     510.5     458.3     405.5
Stockholders' equity
  (all classes)        958.2     824.0     735.8     524.8     481.8     435.8
Common stockholders'
  equity per share     $5.25     $4.64     $4.12     $3.43     $3.07     $2.72



*In the five-year table:
Fiscal years 1990 and 1991 were restated in fiscal 1992 to reflect the merger with Golden Valley Microwave Foods, Inc. which was accounted for as a pooling of interests.

Per share results reflect the following common stock splits: three-for-two in 1979, two-for-one in 1980, three-for-two in 1984, two-for-one in 1986, three-for-two in 1989 and three-for-two in 1991 (calendar years).




BOARD OF DIRECTORS


Board Committees

Executive Committee
Charles M. Harper, Chairman
Philip B. Fletcher
Walter Scott, Jr.
William G. Stocks

Audit Committee
Thomas R. Williams, Chairman
Robert A. Krane
Frederick B. Wells

Human Resources Committee
Gerald Rauenhorst, Chairman
Carl E. Reichardt
Walter Scott, Jr.

International Committee
William G. Stocks, Chairman
Dr. Ronald W. Roskens`
Marjorie M. Scardino
Dr. Clayton K. Yeutter


Philip B. Fletcher, 61
Omaha, Nebraska.  Chairman of ConAgra board of directors since
May 1993 and chief executive officer of ConAgra since September
1992.  Director since 1989.

Charles M. Harper, 66
Omaha, Nebraska.  Chairman and chief executive officer of RJR
Nabisco Holdings Corp.  ConAgra chief executive officer 1976-
September 1992.  Chairman of ConAgra board 1981-May 1993.
Director since 1975.

Robert A. Krane, 60
Denver, Colorado. Consultant, KRA, Inc. Former president and chief executive officer of Central Bancorporation (financial services). Director since 1982.

Gerald Rauenhorst, 66
Minneapolis, Minnesota. Chairman of the board and chief executive officer of Opus Corporation (real estate, construction and development). Director since 1982.

Carl E. Reichardt, 63
San Francisco, California. Chairman and chief executive officer of Wells Fargo & Company and Wells Fargo Bank. Director since
March 1993.

Dr. Ronald W. Roskens, 61
Omaha, Nebraska. President of Action International (global issues support organization composed of former heads of state).
Former president of the University of Nebraska System. Director since 1992.

Marjorie M. Scardino, 47
London, England.  Chief executive of The Economist Newspaper Ltd.
(publishing).  Director since June 1994.

Walter Scott, Jr., 63
Omaha, Nebraska.  President and chairman of the board of Peter
Kiewit Sons', Inc. (construction, mining and telecommunications).
Director since 1986.

William G. Stocks, 67
Phoenix, Arizona. Former chairman of the board and chief executive officer of Peavey Company. Director since 1982.

Frederick B. Wells, 66
Minneapolis, Minnesota. President of Asian Fine Arts (fine arts retailing). Director since 1982.

Thomas R. Williams, 65
Atlanta, Georgia.  President and director of Wales Group, Inc.
(investment management and counseling).  Director since 1978.

Dr. Clayton K. Yeutter, 63
Washington, D.C.  Of counsel with Hogan & Hartson law firm.
Former U.S. Trade Representative and Secretary of Agriculture.
Director 1980-1985 and since 1992.

(Image material omitted)

Photo:  Back row, left to right:  Dr. Ron Roskens, Bob Krane,
Bill Stocks, Marjorie Scardino, Fred Wells, Gerry Rauenhorst,
Mike Harper, Tom Williams, Dr. Clayton Yeutter.

Front row, left to right:  Carl Reichardt, Phil Fletcher, Walter
Scott.

PRINCIPAL OFFICERS

Philip B. Fletcher, 61
Chairman and Chief Executive Officer
Chief executive officer since September 16, 1992; chairman since May 31, 1993. Named president and chief operating officer of ConAgra in 1989. Joined ConAgra in 1982 as president of Banquet Foods Company. Thirty-six years of food industry experience; formerly associated with Heublein Company, H.J. Heinz, U.S.A. and Campbell Soup Company.

OFFICE OF THE PRESIDENT

   Albert J. Crosson, 63
   President and Chief Operating Officer,
   ConAgra Grocery Products Companies
   Named to current position in January 1993. Named to the Office of the President in November 1990. President and chief operating officer of Hunt-Wesson, Inc. 1990-1993. Joined ConAgra in August 1990 when ConAgra acquired Beatrice Company. President of Beatrice/Hunt-Wesson,Inc. 1986-1990. Forty-one years of food industry experience in sales, marketing and general management.

   Leroy O. Lochmann, 59
   President and Chief Operating Officer,
   ConAgra Meat Products Companies
   Named to current position in January 1993. Named to the Office of the President in 1990. President and chief operating officer of Armour Swift-Eckrich 1990-1993. Joined ConAgra in August 1990 when ConAgra acquired Beatrice Company. President of Swift-Eckrich 1984-1990. Forty-one years of meat industry experience in operations and management.

   Thomas L. Manuel, 47
   President and Chief Operating Officer,
   ConAgra Trading and Processing Companies
   Named to current position in February 1994. President of ConAgra Grain Processing Companies 1988-1994. Joined ConAgra in 1977 as general manager of ConAgra Feed Ingredient Merchandising Company. President of ConAgra Flour Milling Company 1984-1994. Twenty-four years of experience in the grain processing and commodity trading industries.

   Floyd McKinnerney, 57
   President and Chief Operating Officer,
   ConAgra Agri-Products Companies
   Named to current position in 1987. Joined ConAgra in 1978 as president of Mid Valley Chemicals. Thirty-three years of experience in the agricultural chemical industry; formerly co-owner of Dennison's Chemical Company, Weslaco, Texas.

   James D. Watkins, 46
   President and Chief Operating Officer,
   ConAgra Diversified Products Companies
   Named to current position in June 1993. Named to the Office of the President in August 1991 after Golden Valley Microwave Foods merged with ConAgra. President and chief operating officer of Golden Valley, Lamb-Weston and Arrow Industries 1991-1993. Twenty-three years of food industry experience in the development and marketing of microwave food products and general management. Founder of Golden Valley Microwave Foods in 1978; formerly associated with The Pillsbury Company.

   Robert Womack, 54
   President and Chief Operating Officer,
   ConAgra Poultry Company
   Named to current position when he joined ConAgra in December 1993. Associated with Tyson Foods 1970-1993, holding top management positions in sales, marketing and operations in retail and foodservice poultry and seafood businesses. Thirty years of experience in sales, marketing, operations and general management. Formerly associated with International Harvester.



     CORPORATE

MANAGEMENT EXECUTIVE COMMITTEE

   Philip B. Fletcher
   Chairman and Chief Executive Officer

     Office of the President
     (The six executives listed on this page.)

   Dwight J. Goslee
   Senior Vice President,
   Chief Information Officer

   Stephen L. Key
   Executive Vice President and
   Chief Financial Officer

   T. Truxtun Morrison
   Chairman, ConAgra International

   L.B. Thomas
   Senior Vice President,
   Corporate Secretary and Risk Officer

   Gerald B. Vernon
   Senior Vice President, Human Resources

   David R. Willensky
   Senior Vice President,
   Corporate Planning and Development



CORPORATE STAFF

   Walter H. Casey
   Vice President, Corporate Communications

   Kenneth W. DiFonzo
   Vice President and Controller

   John J. Dill
   Vice President, Taxes

   P. David Eppenauer
   Vice President,
   Assistant Corporate Controller

   Richard L. Gady
   Vice President,
   Public Affairs and Chief Economist

   C. Wayne Gano, Jr.
   Vice President, Insurance and Loss Control

   Francis A. Giitter
   Vice President, Internal Audit

   Raymond V. Hartman
   Vice President,
   Tax and Administration, Beatrice Co.

   Reeder P. Jones
   Vice President,
   Assistant Corporate Controller

   Paul A. Korody
   Vice President, Government Affairs

   James P. O'Donnell
   Vice President,
   Finance and Treasurer

   David G. Pederson
   Vice President, Compensation and Benefits

   Joseph V. Petty
   Vice President,
   Management Information Systems

   Lynn L. Phares
   Vice President,
   Public Relations and Community Affairs

   Janet M. Richardson
   Vice President,
   Corporate Facilities and Services

   Donald J. Stone
   Vice President, Transportation

   Michael J. Trautschold
   Vice President,
   Corporate Marketing Services

LEGAL COUNSEL
   McGrath, North, Mullin & Kratz, P.C.
   Omaha, Nebraska
   General Counsel:  Bruce C. Rohde
   Assistant General Counsel:  David L. Hefflinger


INDEPENDENT OPERATING COMPANIES

ConAgra Agri-Products Companies
Floyd McKinnerney
President and Chief Operating Officer

   Philip J. James, Executive Vice President

   United Agri Products Companies
   J. Charles Blue, President

   ConAgra Retail Companies
   Anthony J. Seitz, President

     Country General Stores
     Larry D. Mace, President

     Dyno Merchandise Corporation
     John R. Feinberg, President

     Northwest Fabrics & Crafts
     David B. Spohn, President


ConAgra Diversified Products Companies
James D. Watkins, President and Chief Operating Officer

   Arrow Industries, Inc.
   Steven P. Rosenberg, President

   ConAgra Pet Products Company
   Thurmond Jones, President

   ConAgra Shrimp Companies
   Singleton Seafood Company
   Jesse Gonzalez, President

     O'Donnell-Usen U.S.A.
     Thomas J. Lavan, Executive Vice President, General Manager

   Golden Valley Microwave Foods, Inc.
   John S. McKeon, President

   Lamb-Weston, Inc.
   Richard A. Porter, President

   Trident Seafoods Corporation
   (50-percent owned)
   Charles H. Bundrant, President


ConAgra Grocery Products Companies
Albert J. Crosson, President and Chief Operating Officer

     ConAgra Frozen Foods
     James T. Smith, President

     ConAgra Grocery Products Companies International
     Taketo Murata, President

     Hunt Foods Company
     Edward A. Snell, President

     Hunt-Wesson Foodservice Sales Company
     Marshall Ransom, President

     Hunt-Wesson Grocery Products Sales Company
     Robert E. Williams, President

     Orville Redenbacher/Swiss Miss Foods Company
     LaChoy/Rosarita Foods Company
     David J. Gustin, President

     Wesson/Peter Pan Foods Company
     Michael D. Jeans, President


ConAgra Meat Products Companies
Leroy O. Lochmann, President and Chief Operating Officer

     Armour Swift-Eckrich Processed Meats Company
     J. Douglas Esson, President

     Australia Meat Holdings Pty Ltd.
     Keith W. Lawson, Executive Chairman

     Beatrice Cheese Company
     Robert H. Burns, President

     Butterball Turkey Company
     Robert W. Lauffenburger, President

     ConAgra Consumer Direct
     Michael D. Doepke, President

     ConAgra Europe
     Raymond R. Destin, Managing Director

     Cook Family Foods, Ltd.
     Eugene J. Dembkowski, Chief Operating Officer
     Thomas J. McDonough, President

     Monfort Pork Company
     A. Donald Slotkin, President

     National Foods Inc.
     Skip Pines, Chairman
     Harvey Potkin, President

   ConAgra Red Meat Companies
   Richard L. Monfort
   President and Chief Operating Officer, and
   Executive Vice President, ConAgra Meat Products Companies

     Berliner & Marx, Inc.
     Ronald D. Koenig, President

     ConAgra Fresh Meats Company
     Alan E. Glueck, President

     E.A. Miller Inc.
     Ted A. Miller, President

     Mapelli Food Distribution Co.
     Donald D. Mueller, President

     Monfort, Inc.
     Richard L. Monfort, President

     Monfort Finance Company
     R. Larry Eaton, President


ConAgra Poultry Company
Robert Womack, President and Chief Operating Officer

     ConAgra Asia-Pacific
     Kenneth C. Davis, Managing Director

     Professional Food Systems
     J. Roland Brevard, President


ConAgra Trading and Processing Companies
Thomas L. Manuel, President and Chief Operating Officer

   ConAgra Flour Milling Company
   Gary P. White, President

     ConAgra Feed Company
     George W. Thames, General Manager

     ConAgra Feed Ingredient Merchandising Company
     Gregory A. Heckman, General Manager

   ConAgra Specialty Grain Products Company
   Michael D. Walter, President

   ConAgra Trading Companies
   Thomas M. Racciatti, President

     Camerican International
     Lawrence G. Abramson, President

     ConAgra Grain Companies
     Thomas M. Racciatti, President

     International Trading
     Russell J. Bragg, President

     Klein-Berger Company
     Robert J. Corkern, President

   Geldermann, Inc.
   James R. Curley, President and Chief Executive Officer

   United Specialty Food Ingredients Cos.
   Bob J. Powdrill, President

                      CORPORATE CITIZENSHIP

   ConAgra is strongly committed to good corporate citizenship in the communities where our employees work and live. We aim to make a lasting, positive impact on the quality of life in these communities. We also aim to be leaders in addressing issues we believe are critically important to the future of our employees, our company and our country.
   During fiscal 1994, we made progress on both fronts.
   We reached out into many of our communities, and we highlight here four extraordinary organizations we are proud to support.
We also are proud of the ConAgra employees who volunteer for these and thousands of other organizations that are providing real solutions in ConAgra communities.
   We also made good progress during fiscal 1994 in our efforts to find innovative, replicable solutions to issues that affect our future. We highlight here two pilot projects that we believe will become national models for excellence -- in early childhood education, and in better preparing young people for their transition from school to work.

          1994 ConAgra Foundation Community Service Award Winners

   Organizations are nominated for these awards, which this year ranged from $5000 to $25,000, by ConAgra independent operating companies. Twelve winners were selected for their outstanding achievements in their communities and their leadership in meeting community needs. ConAgra employees are active volunteers for all 12 winners; four are shown on these pages.

The Sheepfold
Tustin, California

The Sheepfold serves the immediate needs of battered women and children, then offers a comprehensive program to prepare the women for independent living. ConAgra's $25,000 grant was used to purchase a large passenger van to transport the women and children to schools, job training and interviews, jobs, church, medical appointments, field trips and other destinations. Hunt Foods Company president Ed Snell, who nominated the Sheepfold, is pictured at one of Sheepfold's "safe homes."

Dallas Jewish Coalition for the Homeless/Vogel Alcove
Dallas, Texas

The Dallas Jewish Coalition for the Homeless is a non-religious organization which provides child care for homeless families at the Vogel Alcove Child Care Center. The free child care enables homeless parents to obtain training and seek employment. ConAgra's $25,000 grant will provide 695 days of high-quality child care for homeless children. Arrow Industries president Steve Rosenberg, who nominated the Vogel Alcove, is shown at the child care center.

Weld County Partners
Greeley, Colorado

Weld County Partners is a mentoring program that matches at-risk youth with adult community volunteers in year-long, one-to-one relationships. Weld County Partners has matched more than 1700 at-risk youth with adult volunteers since 1975. The $7500 ConAgra grant will be used for program expansion. Karl Wagner, director of fleet management and office services for ConAgra Red Meat Companies, nominated Weld County Partners and serves as chair pro tem of the organization's board of directors. He is shown with program participants.

The Women's Treatment Center
Chicago, Illinois

The Women's Treatment Center provides various levels of substance abuse treatment for pregnant women and women with young children. Support services such as day care, pre-kindergarten, adult education, counseling and some medical services also are provided. Geldermann executive vice president and general counsel Gloria Matthews, a founding member of the Women's Treatment Center board and currently board secretary, nominated this organization and is shown above at the Treatment Center.

Early Childhood Education:  Developing a Model

In April 1994, ConAgra announced a partnership with the private Peter Kiewit Foundation, six Omaha-area public school districts and the University of Nebraska at Omaha College of Education to develop a model early childhood education program. ConAgra will be the major funder, committing $900,000 for the first three years.

The program will include a model school for children from infancy through preschool age (and eventually before- and after-school programs); a comprehensive curriculum addressing the physical, emotional and cognitive needs of young children; a training site for students and professionals interested in early childhood development; a parent training program; a setting for early childhood teacher training; a volunteer outreach program; a community awareness campaign; and an evaluation and research component.

ConAgra Frozen Foods president Jim Smith, shown above, chairs the board of directors for this innovative initiative -- and many other ConAgra employees are committing their time and talents to making this program a success.

Success Prep:  Preparing Young People for Work

In May 1993, ConAgra announced a $450,000 pledge to fund a 3-year pilot program in cooperation with Boys Clubs of Omaha and Girls Inc. to create and implement a program to better prepare non-college-bound young people ages 16-22 for success in the workplace. The program includes a comprehensive curriculum designed to meet the specific needs of Omaha employers, job placement, and on-the-job follow-up and counseling for at least three months. The first Success Prep class began in September 1993.

At the nine-month point, Success Prep results were encouraging. Sixty young people had graduated from the program, 28 percent of them considered "at risk" for various reasons. The job placement rate was 93 percent, and the job retention rate was about 70 percent. We believe Success Prep can be a national model for school-to-work transition success.

(Image material omitted)

Photo cutlines:

Hunt Foods president Ed Snell at the Sheepfold.

Arrow Industries president Steve Rosenberg at the Vogel Alcove.

Karl Wagner (center), ConAgra Red Meat director of fleet management and office services, with Weld County Partners participants.

Geldermann executive vice president and general counsel Gloria
Matthews at the Women's Treatment Center.

Top:  Guest speaker Davyd Morton speaks to a Success Prep class.

Bottom: ConAgra Frozen Foods president Jim Smith is leading the early childhood project.



                        RESPONSIBILITIES

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra, Inc.

   We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 29, 1994 and May 30, 1993, and the related consolidated statements of earnings, common stockholders' equity and cash flows for each of the three years (fifty-two/fifty-three weeks) in the period ended May 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 29, 1994 and May 30, 1993, and the results of their operations and their cash flows for each of the three years (fifty-two/fifty-three weeks) in the period ended May 29, 1994 in conformity with generally accepted accounting principles.

   As discussed in Note 17, the consolidated financial statements give effect to the Company's adoption, effective June 1, 1992, of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

                    DELOITTE & TOUCHE

                    Deloitte & Touche


July 7, 1994
Omaha, Nebraska


THE CONDUCT OF OUR AFFAIRS
   The major objectives of the company are expressed in terms of return on stockholders' equity, and growth in trend line earning power. As we conduct ourselves in the pursuit of our existing businesses and in the growth of our businesses in an ethical and moral way, we must also fulfill our commitments to our government, to our society and to ourselves as individuals. In one sense, ethics involves the point of view that suggests we live in a glass bowl, and we should feel comfortable with any actions we take, if they were shared publicly. Further, we will conduct our affairs within the law.
   Should there be evidence of possible malfeasance on the part of any officer or member of management, each employee must feel the responsibility to communicate that to the appropriate party. This is a commitment that each of us must undertake and not feel that it is a high-risk communication, but that it is expected and, indeed, an obligation.
          -from ConAgra's Philosophy, page 6 (originally published in 1976)



PRINCIPAL OFFICERS
   The principal officers of the company include, among others, those listed on pages 29 and 30 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

AUDIT COMMITTEE OF THE BOARD
   The Audit Committee of ConAgra's Board of Directors is composed entirely of outside directors and recommends the appointment of the company's independent public accountants. The Audit Committee meets regularly, and when appropriate separately, with the independent public accountants, the internal auditors and financial management. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee.

CONAGRA, INC. AND SUBSIDIARIES

Consolidated Financial Statements
for the Years Ended May 29, 1994 and May 30, 1993 and Independent Auditors' Report

CONAGRA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MAY 29, 1994 AND MAY 30, 1993
(Dollars in millions except per share amount)


ASSETS                                                        1994      1993

Current Assets:
  Cash                                                    $   100.3  $  159.5
  Cash equivalents                                             66.1      97.5
  Receivables, less allowance for doubtful accounts
    of $55.9 and $47.5 (Note 3)                             1,589.6   1,421.4
  Margin deposits and segregated funds - financial
    businesses                                                286.0     190.0
  Inventories (Note 4):
    Hedged commodities                                        723.4     656.5
    Other                                                   2,161.0   1,782.7
                                                          ---------  --------
                                                            2,884.4   2,439.2

  Prepaid expenses                                            216.9     179.1
                                                          ---------  --------
           Total current assets                             5,143.3   4,486.7
                                                          ---------  --------


Other Assets:
  Investments in affiliates (Notes 2 and 5)                   235.9     306.1
  Sundry investments, receivables and other
    noncurrent assets                                         129.9     137.4
                                                          ---------  --------
           Total other assets                                 365.8     443.5
                                                          ---------  --------

Property, Plant and Equipment (Note 8):
  Cost (Note 6)                                             4,150.4   3,719.0
  Less accumulated depreciation                             1,564.1   1,330.8
                                                          ---------  --------
           Property, plant and equipment, net               2,586.3   2,388.2


Brands, Trademarks and Goodwill, at cost
  less accumulated amortization of $363.1
  and $283.2                                                2,626.4   2,670.3
                                                          ---------  --------
                                                          $10,721.8  $9,988.7
                                                          =========  ========

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES

MAY 29, 1994 AND MAY 30, 1993
(Dollars in millions except per share amount)


LIABILITIES AND STOCKHOLDERS' EQUITY                       1994        1993

Current Liabilities:
  Notes payable - financial businesses (Note 7)            $  419.0   $  358.0
  Notes payable - other (Note 7)                             -           212.2
  Current installments of long-term debt                      120.7      139.9
  Accounts payable                                          1,610.5    1,459.6
  Advances on sales                                           914.9      663.5
  Payable to customers, clearing associations,
    etc. - financial businesses                               326.5      270.9
  Accrued payroll                                             262.4      234.6
  Other accrued liabilities                                 1,098.8      933.9
                                                           --------   --------
           Total current liabilities                        4,752.8    4,272.6
                                                           --------   --------
Senior Long-Term Debt, excluding current installments
  (Note 8)                                                  1,440.8    1,393.2

Other Noncurrent Liabilities (Note 9)                       1,079.7    1,146.5

Subordinated Debt (Note 8)                                    766.0      766.0

Preferred Securities of Subsidiary Company (Note 10)          100.0     -

Preferred Shares Subject to Mandatory Redemption
  (Notes 11 and 12)                                           355.6      355.9

Commitments and Contingencies (Notes 15 and 16)

Common Stockholders' Equity (Notes 12 and 13):
  Common stock of $5 par value, authorized 1,200,000,000
    shares; issued 252,726,783 and 252,256,807              1,263.6    1,261.3
  Additional paid-in capital                                  338.0      267.1
  Retained earnings                                         1,422.7    1,167.0
  Foreign currency translation adjustment                     (33.1)     (14.6)
  Less treasury stock, at cost,
    common shares 4,531,676 and 546,762                      (117.2)     (12.7)
                                                           --------   --------
                                                            2,874.0    2,668.1
  Less unearned restricted stock and value of 22,286,481
    and 23,889,777 common shares held in Employee Equity
    Fund                                                     (647.1)    (613.6)
                                                          ---------   --------
           Total common stockholders' equity                2,226.9    2,054.5
                                                          ---------   --------
                                                          $10,721.8   $9,988.7
                                                          =========   ========

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE FISCAL YEARS ENDED MAY
(In Millions Except Per Share Amounts)

                                                 1994       1993       1992
                                              (52 Weeks) (52 Weeks) (53 Weeks)

Net Sales                                      $23,512.2  $21,519.1 $21,219.0
                                               ---------  --------- ---------
Costs and Expenses:
  Cost of goods sold                            20,452.2   18,640.4  18,195.0
  Selling, administrative and general expenses   2,091.0    2,014.3   2,136.3
  Interest expense (Note 8)                        254.2      258.4     317.5
                                               ---------  --------- ---------
                                                22,797.4   20,913.1  20,648.8
Income Before Equity in Earnings of            --------- ---------- ---------
  Affiliates, Income Taxes and Cumulative
  Effect of Change in Accounting Principle         714.8      606.0     570.2
Equity in Earnings of Affiliates                     5.2       25.4      17.5
                                               --------- ---------- ---------
     Income Before Income Taxes and Cumulative
       Effect of Change in Accounting Principle    720.0      631.4     587.7

Income Taxes (Note 14)                             282.9      239.9     215.3
                                               --------- ---------- ---------
     Net Income Before Cumulative Effect
       of Change in Accounting Principle           437.1      391.5     372.4
                                               --------- ---------- ---------
Cumulative Effect of Change in Accounting
  for Nonpension Postretirement Benefits
  (net of taxes of $74.2)                         -          (121.2)   -
                                               --------- ---------- ---------
     Net Income                                    437.1      270.3     372.4

Less Preferred Dividends                            24.0       24.0      24.5
                                               --------- ---------- ---------
     Net Income Available for Common Stock     $   413.1 $    246.3 $   347.9
                                               ========= ========== =========
Earnings Per Common and Common Equivalent Share:
  Before cumulative effect of change in
    accounting principle                       $    1.81 $     1.58 $    1.50
  Cumulative effect of change in accounting
    for nonpension postretirement benefits          -          (0.52)     -
                                               --------- ---------- ---------
Net Income                                     $    1.81 $     1.06 $    1.50
                                               ========= ========== =========
Weighted Average Number of Common and
  Common Equivalent Shares Outstanding             228.5      233.0     231.9
                                               ========= ========== =========

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(Columnar Dollars in Millions)

                                                                                     Foreign              Unearned
                                                              Additional            Currency            Restricted
                                                      Common    Paid-in  Retained  Translation Treasury   and EEF
                                                       Stock    Capital  Earnings  Adjustment  Stock      Stock     Total
Balance at May 26, 1991                               $  748.9    $417.9  $  779.7   $ (0.4)   $  (3.6)  $  (9.3) $1,933.2
1,816,949 shares issued in connection
  with employee stock option plan                          8.1      13.9     -         -          (2.0)     -         20.0
354,048 shares issued in connection
  with incentive plans                                     1.1       7.3     -         -           0.4       1.5      10.3
5,250,000 shares issued in connection
  with acquisition of Arrow Industries, Inc.              26.2     (25.1)     39.5     -         -          -         40.6
Conversion of 4,410 shares of preferred
  stock into 30,532 shares of common stock                 0.1     -         -         -         -          -          0.1
Three-for-two stock split                                376.5    (376.6)    -         -         -          -         (0.1)
Equity transactions of pooled company                    -           0.4     -         -         -          -          0.4
Foreign currency translation adjustment                  -         -         -         (1.5)     -          -         (1.5)
Cash dividends declared:
  Preferred stock                                        -         -         (24.5)    -         -          -        (24.5)
  Common stock, $.52 per share                           -         -        (118.6)    -         -          -       (118.6)
Net income                                               -         -         372.4     -         -          -        372.4

Balance at May 31, 1992                                1,160.9      37.8   1,048.5     (1.9)      (5.2)     (7.8)  2,232.3
                                                      --------    ------  --------    -----    -------   -------  --------
1,552,765 shares issued in connection
  with employee stock option plan                          8.5      11.9     -         -          (4.3)     -         16.1
419,806 shares issued in connection
  with incentive plans                                     3.0      13.0      (0.1)    -          (3.2)     (5.6)      7.1
5,221,589 shares issued in connection
  with acquisitions                                       26.1      13.4      10.8     -         -          -         50.3
Conversion of 2,857 shares of preferred
  stock into 19,788 shares of common stock                 0.1     -         -         -         -          -          0.1
Share activity associated with Employee
  Equity Fund                                             62.7     191.0     -         -         -        (600.2)   (346.5)
Foreign currency translation adjustment                  -         -         -        (12.7)     -          -        (12.7)
Cash dividends declared:
  Preferred stock                                        -         -         (24.0)    -         -          -        (24.0)
  Common stock, $.60 per share                           -         -        (138.5)    -         -          -       (138.5)
Net income                                               -         -         270.3     -         -          -        270.3
                                                      --------    ------  --------    -----    -------   -------  --------

Balance at May 30, 1993                                1,261.3     267.1   1,167.0    (14.6)     (12.7)   (613.6)  2,054.5
138,341 shares issued in connection with
  employee stock option plan                               0.7       0.7     -         -         -          -          1.4
207,547 shares issued in connection with
  incentive plans                                          1.0       4.5     -         -         -           1.4       6.9
Acquisition of 201,382 shares in connection
  with incentive plans                                   -         -         -         -          (4.8)     -         (4.8)
243,834 shares issued in connection
  with acquisitions                                        0.2       0.5     -         -           5.7      -          6.4
Conversion of 13,955 shares of preferred
  stock into 96,722 shares of common stock                 0.4      (0.1)    -         -         -          -          0.3
Purchase of 4,000,000 treasury shares                    -         -         -         -        (105.4)     -       (105.4)
Share activity associated with Employee
  Equity Fund:
    880,444 shares issued in connection with
      employee stock option plan                         -         (13.2)    -         -         -          25.6      12.4
    370,083 shares issued in connection with
      incentive plans                                    -          (1.7)    -         -         -          10.8       9.1
    352,769 shares issued to other benefit plans         -          (1.4)    -         -         -          10.3       8.9
    Fair market valuation of shares                      -          81.6     -         -         -         (81.6)     -
Foreign currency translation adjustment                  -         -         -        (18.5)     -          -        (18.5)
Cash dividends declared:
  Preferred stock                                        -         -         (24.0)    -         -          -        (24.0)
  Common stock, $.70 per share                           -         -        (157.4)    -         -          -       (157.4)
Net income                                               -         -         437.1     -         -          -        437.1
                                                      --------    ------  --------    -----    -------   -------  --------
Balance at May 29, 1994                               $1,263.6    $338.0  $1,422.7   $(33.1)   $(117.2)  $(647.1) $2,226.9
                                                      ========    ======  ========   =======   ========  ======== ========


The accompanying notes are an integral part of the consolidated financial statements


CONAGRA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MAY
(In Millions)

(Increase (Decrease) in Cash and Cash            1994       1993       1992
  Equivalents)                                (52 Weeks) (52 Weeks) (53 Weeks)
Cash Flows From Operating Activities:
  Net income                                    $437.1     $270.3     $372.4
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and other amortization        294.8      277.0      247.9
      Goodwill amortization                       73.6       71.7       71.4
      Provision for deferred income taxes          0.5        4.8       29.5
      Provision for losses on accounts
        receivable                                24.8       17.2       18.7
      Undistributed earnings of affiliates        (5.2)     (25.4)     (17.5)
      Issuance of common stock in connection with
        the management incentive plans            16.0        7.1       10.3
      Provision for nonpension postretirement
        benefits                                   -        210.9        -
      Other noncash items, primarily interest      2.7        6.0       64.7
      Change in assets and liabilities before
        effects from business acquisitions:
          Receivables, margin deposits and
            segregated funds                    (250.4)      55.1      (37.5)
          Inventories                           (362.0)      13.7     (222.8)
          Prepaid expenses                       (17.6)      23.5      (21.8)
          Accounts payable and other liabilities 408.2      (89.1)     201.0
          Interest and income taxes               68.5      (20.7)      17.4
                                                ------     ------     ------
           Net Cash Flows From Operating
             Activities                          691.0      822.1      733.7
                                                ------     ------     ------
Cash Flows From Investing Activities:
  Sale of property, plant and equipment           40.3       12.6       75.9
  Additions to property, plant and equipment    (395.0)    (341.0)    (369.6)
  Increase (decrease) in investment in affiliates  2.5      (30.1)     (60.4)
  Payment for business acquisitions              (61.2)     (16.4)       1.2
  (Increase) decrease in notes receivable -
    Monfort Finance Company                       19.2     (142.0)      10.0
  Other items                                    (25.2)     (33.5)      56.5
                                                ------     ------     ------
           Net Cash Flows From Investing
             Activities                         (419.4)    (550.4)    (286.4)
                                                ------     ------     ------
Cash Flows From Financing Activities:
  Net short-term borrowings                     (153.8)     196.1       45.7
  Proceeds from issuance of long-term debt       172.1      360.7      156.3
  Proceeds from sale of accounts receivable, net   -         15.0       85.0
  Proceeds from exercise of employee stock options 9.0       16.1       20.0
  Cash dividends paid                           (176.0)    (158.6)    (135.5)
  Repayment of long-term debt                   (206.3)    (291.3)    (837.1)
  Treasury stock purchases                      (105.4)       -          -
  Employee Equity Fund stock transactions          8.9     (346.5)       -
  Issuance of preferred securities of a
    subsidiary company                           100.0        -          -
  Other items, primarily payments on other
    noncurrent liabilities                       (10.7)    (161.0)    (148.8)
                                                ------     ------     ------
           Net Cash Flows From Financing
             Activities                         (362.2)    (369.5)    (814.4)
                                                ------     ------     ------

Net Decrease in Cash and Cash Equivalents        (90.6)     (97.8)    (367.1)

Cash and Cash Equivalents at Beginning of Year   257.0      354.8      721.9
                                                ------     ------     ------

Cash and Cash Equivalents at End of Year        $166.4     $257.0     $354.8
                                                ======     ======     ======

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 29, 1994, MAY 30, 1993 AND MAY 31, 1992
(Columnar amounts in millions except per share amounts)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Consolidation - The consolidated financial statements include the accounts of ConAgra, Inc. and all majority-owned subsidiaries, except certain foreign companies that are not material to the Company. All significant intercompany investments, accounts and transactions have been eliminated.

    The investments in and the operating results of 50%-or-less-owned companies and the foreign companies referred to above are included in the financial statements on the basis of the equity method of accounting.

    The accounts of two wholly owned subsidiaries, ConAgra
    Fertilizer Company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

    The Company's financial businesses, Geldermann, Inc. (a commodity brokerage business) and Monfort Finance Company (a finance company) are included in the consolidated financial statements. Certain information on the debt financing of these businesses is set forth in Notes 7 and 8.

    Inventories - Grain, flour, and major feed ingredient inventories are hedged to the extent practicable and are generally stated at market including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of sales in order to reflect properly gross margins on hedged transactions. Except for certain food products and livestock inventories which are stated at the lower of last-in, first-out (LIFO) cost or market, inventories not hedged are priced at the lower of average cost or market.

    Property and Depreciation - Property, plant, and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the related assets.

    Brands, Trademarks and Goodwill - Brands and goodwill arising from the excess of cost of investment over equity in net assets at date of acquisition and trademarks are being amortized using the straight-line method, principally over a period of 40 years. The carrying value of such brands, trademarks and goodwill is periodically evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired businesses.

    Net Sales - Gross margins earned from grain and feed ingredients merchandised are included in net sales.

    Income Taxes - The parent company and all eligible wholly owned subsidiaries subject to United States income taxes file a consolidated Federal income tax return.

    In fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the provision of deferred income taxes for temporary differences between financial and tax reporting under the liability method and adjustment of previously deferred taxes for changes in tax rates. Implementation of the Statement did not have a material effect on the Company's consolidated financial statements. The Company had previously adopted the provisions of Statement of Financial Accounting Standards No. 96.

    Pension Benefits - The Company and its subsidiaries have retirement plans covering substantially all salaried and hourly employees. Total pension expense includes provisions for retirement benefits, interest on unfunded past service costs, and amortization of past service costs over a 30-year period. The Company has adopted a policy of funding accrued pension costs to the extent deductible for tax purposes.

    Other Postretirement Benefits - In fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement requires that the estimated cost of postretirement benefits other than pensions be accrued over the period earned rather than expensed as incurred. The Company elected to recognize this change in accounting on the immediate recognition basis.

    Earnings per Share - Earnings per common and common equivalent share are calculated on the basis of weighted average outstanding common shares and, when applicable, those outstanding options that are dilutive and after giving effect to preferred stock dividend requirements. Fully diluted earnings per share did not differ significantly from primary earnings per share in any period presented.

    Cash Flows - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

    Fair Values of Financial Instruments - The Company believes that the book value of short-term financial instruments approximates their fair value. For these purposes, short-term is defined as any item that matures, reprices, or represents a cash transaction between willing parties within six months or less of the measurement date. All financial instruments are considered to have a fair value which approximates book value at May 29, 1994, unless otherwise specified.

2.  BUSINESS COMBINATIONS

    1994

    At May 30, 1993, the Company had a 50% equity interest in Australia Meat Holdings Pty. Ltd. (AMH), an Australian beef processor. Effective the beginning of fiscal 1994, the Company increased its equity interest in AMH to approximately 91%. The purchase price of this additional interest was approximately $61 million. The accounts of AMH have been included in the consolidated financial statements since the beginning of fiscal 1994.

    1993

    During fiscal 1993, the Company acquired certain businesses, two of which have been recorded as pooling of interests, the revenues and net earnings of which did not significantly affect consolidated results.

    1992

    On July 11, 1991, Golden Valley Microwave Foods, Inc. (Golden Valley) merged with ConAgra through an exchange of .8514 of a share of ConAgra common stock for each share of Golden Valley common stock. Golden Valley is a leader in the development and marketing of foods specifically for preparation in microwave ovens. Products include popcorn, french fries, breakfast foods and sandwiches distributed through vending industry, mass merchandising outlets and grocery stores. ConAgra issued 15.0 million shares of common stock for Golden Valley's 18.8 million shares of common stock and assumed outstanding options for approximately 1.0 million shares of ConAgra common stock. In addition, outstanding warrants for 0.6 million shares of Golden Valley stock were converted to warrants to purchase 0.5 million shares of ConAgra common stock at $40.32 per share. The transaction has been accounted for as a pooling of interests. The exchange ratio and share amounts above have been revised to reflect ConAgra's 3-for-2 stock split on December 2, 1991. The historical financial statements of the Company have been restated to give effect to the acquisition as though the companies had operated together from the beginning of the earliest period presented.

    On January 2, 1992, all of the outstanding capital stock of Arrow Industries, Inc. was exchanged for 5,250,000 shares of ConAgra common stock in a transaction accounted for as a pooling of interests. Financial information for periods prior to this transaction has not been restated because of immateriality and, accordingly, results of operations have been included since the date of acquisition.

3.  RECEIVABLES

    During September 1990, the Company entered into agreements to sell, for a period of up to five years, undivided participation interests in designated pools of receivables, with limited recourse, in an amount not to exceed $400 million at any one time. During each April of 1994 and 1993, the agreement was temporarily increased to $500 million for a period of up to six months, at which time it automatically reduces to the original
    $400 million. Participation interests in new receivables may be sold as collections reduce previously sold participation interests. The participation interests are sold at a discount which is included in Selling, Administrative and General
    Expenses in the consolidated statements of earnings. In connection with this transaction, the Company entered into interest rate swap agreements with two money center bank counterparties which effectively fix the discount rate on $400 million of such participation interests at 9.4% for five years. The estimated fair value of the interest rate swap agreements was an obligation of $21.3 million as of May 29, 1994. Gross proceeds from the sales were approximately
    $500 million as of May 29, 1994 and May 30, 1993.

    Receivables of Monfort Finance Company include notes receivable of approximately $254 million and $273 million at May 29, 1994 and May 30, 1993, respectively.

4.  INVENTORIES

    The major classes of inventories are as follows:

                                             1994      1993

Hedged commodities                         $  723.4  $  656.5
Food products and livestock                 1,260.7   1,120.2
Agricultural chemicals, fertilizer and
feed                                          322.6     146.1
Retail merchandise                            176.0     170.1
Other, principally ingredients and supplies   401.7     346.3
                                           --------  --------
                                           $2,884.4  $2,439.2
                                           ========  ========

    The cost of certain food products and livestock inventories stated under the last-in, first-out (LIFO) method is $211.0 million and $133.4 million at May 29, 1994 and May 30, 1993, respectively. Had these inventories been stated at lower of principally first-in, first-out (FIFO) cost or market, they would have been $41.0 million and $44.2 million greater than reported at May 29, 1994 and May 30, 1993, respectively.

5.  INVESTMENTS IN AFFILIATES

    At May 29, 1994, investments in affiliates consisted principally of equity interests in Saprogal and Sapropor, 100%- and 95%-owned food companies operating in Spain and Portugal, respectively; and Trident Seafoods Corporation, a 50%-owned company operating in the Northwest Pacific seafood industry. Prior to fiscal 1994, the Company's 50% interest in Australia Meat Holdings, Pty. Ltd. (AMH), an Australian beef processor, was stated at equity. In fiscal 1994, the ownership interest in AMH was increased to approximately 91% (see Note 2), and the accounts of AMH have been consolidated.

    Summary financial information of these companies and certain other individually insignificant businesses, at and for each of the years presented, is set forth below and includes amounts since date of acquisition of each respective equity interest:

                                            1994     1993

Current assets                             $390.9 $  619.9
Noncurrent assets                           463.5    612.8
                                           ------ --------
Total assets                                854.4  1,232.7
                                           ------ --------
Current liabilities                         278.3    454.6
Noncurrent liabilities                      197.3    281.6
                                           ------ --------
Total liabilities                           475.6    736.2
                                           ------ --------
Net assets                                 $378.8 $  496.5
                                           ====== ========
ConAgra's investment                       $235.9 $  306.1
                                           ====== ========

                                  1994     1993     1992

Net sales                       $1,791.3 $2,869.3 $2,453.9
                                ======== ======== ========
Net income                      $    4.3 $   34.0 $   28.1
                                ======== ======== ========
ConAgra's equity in earnings    $    5.2 $   25.4 $   17.5
                                ======== ======== ========

6.  PROPERTY, PLANT AND EQUIPMENT

    Following is a detail of property, plant and equipment cost:

                                             1994     1993

Land                                      $  140.7  $  141.0
Buildings, machinery and
equipment                                  3,633.7   3,223.7
Autos, trucks, trailers, etc.                 57.8      61.1
Furniture and fixtures                       162.1     133.0
Construction in progress                     156.1     160.2
                                          --------  --------
                                          $4,150.4  $3,719.0
                                          ========  ========

7.  SHORT-TERM CREDIT FACILITIES AND BORROWINGS

    At May 29, 1994, the financial businesses had $419.0 million of short-term borrowings outstanding, which was attributable to Monfort Finance Company. The financial businesses have credit facilities totaling $516.0 million. ConAgra does not guarantee the financial businesses' borrowings.

    The Company (exclusive of financial businesses) has credit lines from banks which totaled approximately $4.0 billion; including $1.5 billion of long-term revolving credit facilities with maturities through October 1998, $500.0 million of short-term revolving credit facilities maturing October 1994, and uncompensated bankers' acceptance and money market loan facilities approximating $2.0 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

    ConAgra finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1994 fiscal year were $2,489.5 million. This excludes an average of $334.1 million of short-term borrowings which were classified as long-term throughout the fiscal year (see Note 8). The highest period-end short-term indebtedness was $2,822.0 million. Short-term borrowings were at rates below prime.

8.  SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                             1994      1993

Senior Debt
Commercial paper backed by long-term revolving
  credit agreements                                        $  489.6 $  320.0
9.75% senior debt due in 1998                                 300.0    300.0
9.875% senior debt due in 2006                                100.0    100.0
7.22% to 9.8% publicly-issued unsecured medium-term notes
  due in various amounts in 1996 through 2005                 288.5    333.5
9% unsecured note due in 1997                                  50.0     50.0
9.55% to 9.95% unsecured senior notes due in various
  amounts in 1996 through 2010                                108.7    116.0
Industrial Development Revenue Bonds (collateralized by
  plant and equipment) due various dates through 2015 at
  an average rate of 6.83% and 6.74%                           44.8     50.3
Miscellaneous unsecured                                        59.2    123.4
                                                           -------- --------
           Total senior debt                                1,440.8  1,393.2
                                                           -------- --------
Subordinated Debt
9.75% subordinated debt due in 2021                           400.0    400.0
7.4% subordinated debt due in 2005                            300.0    300.0
7.375% subordinated debt due in 2005                           50.0     50.0
Geldermann, Inc. subordinated notes due in 1996                16.0     16.0
                                                           -------- --------
           Total subordinated debt                            766.0    766.0
                                                           -------- --------
Total long-term debt, excluding current installments       $2,206.8 $2,159.2
                                                           ======== ========


    The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 29, 1994, are as follows:

      1995                                                 $120.7
      1996                                                   63.5
      1997                                                  148.2
      1998                                                  352.5
      1999                                                  542.7

    Under the long-term credit facility indicated in Note 7, at May 29, 1994, the Company may borrow up to $500 million through October 14, 1998.

    The subordinated notes of Geldermann, Inc., a wholly owned subsidiary, are placed with banks and are subordinated to the claims of present and future general creditors. The loans mature on July 31, 1995, and bear interest on a floating rate basis (7.313 % at May 29, 1994). This is at a premium over the one month LIBOR rate. The loan agreements stipulate that these loans cannot be repaid if such repayment would cause Geldermann, Inc. not to meet its regulatory capital requirements. The Company does not guarantee Geldermann, Inc. borrowings.

    The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) provide that the lenders may require the Company to repay the debt if (based on terms as defined in the agreements) Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0.

    Net interest expense consists of:

                                  1994   1993   1992

Long-term debt                   $209.8 $221.6 $238.3
Short-term debt                    77.3   58.6   71.1
Finance expense                     2.3    2.4    2.6
Noncurrent liabilities             -      -      44.1
Interest income                   (33.5) (21.9) (33.7)
Interest capitalized               (1.7)  (2.3)  (4.9)
                                 ------ ------ ------
   Total net interest expense    $254.2 $258.4 $317.5

    Included above is short-term interest expense of financial businesses of $13.7 million, $10.2 million and $13.0 million in fiscal 1994, 1993 and 1992, respectively.

    Short-term debt interest expense of $12.7 million, $14.6 million, and $17.1 million in fiscal 1994, 1993, and 1992, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

    Net interest paid was $242.1 million, $239.3 million, and $269.7 million in fiscal 1994, 1993, and 1992, respectively.

    The carrying amount of long-term debt (including current installments) was $2,327.5 million as of May 29, 1994. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt was estimated at $2,431.3 million. The Company's long-term debt is generally not callable until maturity.

9.  OTHER NONCURRENT LIABILITIES

    Other noncurrent liabilities consist of estimated liabilities of Beatrice Company (acquired in fiscal 1991), estimated postretirement health care and pension benefits, and deferred income tax credits, as follows:

                                                            1994     1993

Income taxes and interest thereon                          $  519.2 $  532.0
Postretirement health care and pensions                       468.6    445.8
Other (includes $57.9 deferred income tax credits in 1994)    266.9    225.7
                                                           -------- --------
                                                            1,254.7  1,203.5
Less estimated current portion                                175.0     57.0
                                                           -------- --------
                                                           $1,079.7 $1,146.5
                                                           ======== ========

    In fiscal 1992 and 1993, the Company made cash payments to the Internal Revenue Service relating to certain of the disputed income tax liabilities of the Beatrice Companies. These cash payments, which aggregated $139 million in fiscal 1993 and $150 million in fiscal 1992, are recoverable to the extent that the Company is successful in resolving the disputed issues for an amount less than paid (see Note 16). The payments were made to mitigate future interest expense associated with the disputed income taxes, and have been netted against the related noncurrent liabilities.

10. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

    In April 1994, ConAgra Capital, L.C., an indirectly wholly owned finance subsidiary of ConAgra, Inc., issued 4.0 million 9% Series A Cumulative Preferred Securities (Class A Securities) at a price of $25 per security. Subsequent to year end, during June 1994, ConAgra Capital, L.C., issued 7.0 million Series B Adjustable Rate Cumulative Preferred Securities (Class B Securities) at a price of $25 per security. ConAgra Capital, L.C. loaned the net proceeds to ConAgra, Inc. to be used for general corporate purposes.

    Dividends on the Class A Securities at the rate of 9% per annum are payable monthly commencing May 31, 1994. Dividends on the Class B Securities are payable monthly commencing on June 30, 1994 at a rate per annum which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices. The dividend rate on the Class B Securities has a floor of 5.0% and a ceiling of 10.5% per annum and was established pursuant to the formula at 7.06% for the quarterly period ending August 31, 1994.

    The Class A Securities and Class B Securities are guaranteed on a limited basis by ConAgra, Inc. and, in certain limited circumstances, are exchangeable for debt securities of ConAgra, Inc. The Class A and Class B Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra, Inc.'s consent) in whole or in part, on or after May 31, 1999 with respect to Class A Securities and June 30, 1999 with respect to Class B Securities, at $25 per security plus accumulated and unpaid dividends to the date fixed for redemption.

11. PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION

                                                             1994  1993

Outstanding - Class D:
  $2.50 cumulative convertible, outstanding 27,974 shares
    in 1994 and 41,724 shares in 1993                        $0.7  $1.0

Outstanding - Class E, Series 1:
  $25 cumulative convertible, outstanding 14,195,495 shares
    in both years                                           354.9 354.9

    The Class E $25 cumulative convertible preferred stock has a dividend rate of $1.6875 per share, is convertible into ConAgra common stock at the rate of 1.017728 shares of common stock for each share of preferred, is entitled to .17 votes per share voting as a single class with the common stock, is initially callable on August 14, 1995, at $25.48 per share, and is subject to mandatory redemption on August 14, 2002.

    At May 29, 1994, 193,960 and 14,447,150 shares of common stock were reserved for conversion of Class D and Class E preferred stock, respectively.

12. CAPITAL STOCK

    The Company has authorized shares of preferred stock, all of which are cumulative and nonparticipating, as follows:

         Class B  -  $50 par value; 150,000 shares
         Class C  -  $100 par value; 250,000 shares
         Class D  -  without par value; 1,100,000 shares
         Class E  -  without par value; 16,550,000 shares

    Effective May 14, 1992, 14,195,495 shares of ConAgra $25 Class E cumulative convertible preferred stock were issued in exchange for 141,955 shares of $2500 Class E preferred stock issued in August 1990 in conjunction with the acquisition of Beatrice Company and in keeping with a June 1990 agreement with certain of its former stockholders.

    Each class of preferred stock is prohibited from having a priority over all previously issued classes of preferred stock as designated by alphabetical class.

    Effective December 2, 1991, the Company issued 75,299,377 shares of common stock including 61,829 shares added to treasury stock, in connection with a three-for-two stock split. All references in the financial statements with regard to number of shares of common stock and related dividends and per share amounts have been restated to reflect this stock split.

    Employee Equity Fund

    On August 6, 1992, the Company established a $700 million Employee Equity Fund (EEF), a newly formed grantor trust, to pre-fund future stock-related obligations of the Company's compensation and benefit plans. The EEF supports existing, previously approved employee plans which use ConAgra common stock and does not change those plans or the amounts of stock expected to be issued for those plans.

    ConAgra funded the EEF with $700 million (at cost) of ConAgra common stock sold to the EEF. Half of this stock ($350 million for 12,533,572 shares) was newly issued by ConAgra. ConAgra purchased the other half ($350 million for 11,517,397 shares) in the open market with the proceeds from a $350 million subordinated debt offering.

    The EEF has delivered a promissory note to ConAgra. The principal amount of the note is the amount of the purchase price of the shares of ConAgra Common Stock sold to the EEF. Amounts owed by the EEF to ConAgra will be repaid by cash received by the EEF or will be forgiven by ConAgra, which will result in the EEF releasing shares to satisfy ConAgra obligations for stock compensation.

    For financial reporting purposes the EEF is consolidated with ConAgra. The fair market value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the Company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated additional paid-in capital. Following is a summary of shares held by the
    EEF:

                                                  1994      1993

    Shares held                               22,286,481 23,889,777
    Cost - per share                            $ 29.105   $ 29.105
    Cost - total                                  $648.6     $695.3

    Fair market value - per share               $ 28.500   $ 25.125
    Fair market value - total                     $635.2     $600.2

13. STOCK OPTIONS AND RIGHTS

    Stock option plans approved by the stockholders provide for granting of options to employees for purchase of stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost or at reduced cost to the employee. During fiscal 1994, 1993 and 1992, 20,000 shares, 155,000 shares and 76,000 shares of restricted stock were issued, respectively. The value of the restricted and bonus stock, equal to fair market value at the time of grant, is being amortized as compensation expense or will be paid by a reduction in current and future incentive compensation liabilities to the employee. This compensation expense for fiscal 1994, 1993 and 1992 was $.7 million, $.6 million and $1.5 million, respectively. For the most part, options granted are exercisable in five equal annual installments and expire ten years after date of grant. For participants under the long-term senior management incentive plan, options are exercisable under various vesting schedules. Option shares and prices are adjusted for common stock splits and changes in capitalization.

    The changes in the outstanding stock options during the three years ended May 29, 1994 are summarized below:

                                          Option Price
                              Shares    Per Share-Range

Balance at May 26, 1991          8.3    $3.19 - $29.83

Granted or assumed               3.4     1.37 -  32.00
Exercised                       (1.9)    1.37 -  30.83
Canceled                        (0.2)    5.56 -  30.83
                                ----
Balance at May 31, 1992          9.6     1.37 -  32.00

Granted                          2.3    25.25 -  32.63
Exercised                       (1.7)    1.37 -  30.83
Canceled                        (0.1)   13.78 -  30.83
                                ----
Balance at May 30, 1993         10.1     2.94 -  32.63

Granted                          2.7    25.25 -  26.50
Exercised                       (1.0)    2.94 -  25.38
Canceled                        (0.1)   17.33 -  30.83
                                ----
Balance at May 29, 1994         11.7    $5.56 - $32.63
                                ====
Exercisable at May 29,1994       6.9
                                ====

    At May 29, 1994, 2,848,308 shares were reserved for granting additional options and restricted or bonus stock awards.

    At May 29, 1994, .5 million shares were reserved for exercise of an outstanding common stock purchase warrant at $40.32 per share.

    Each share of common stock carries with it a Right which entitles the holder thereof until the earlier of July 24, 1996, or the redemption of the Rights, to buy one share of common stock at an exercise price of $44.45. The Rights will be represented by the common stock certificates and will not be exercisable or transferable apart from the common stock until the earlier of ten days after announcement that a person or group (Acquiring Person) has acquired beneficial ownership of 20 percent or more of the Company's common stock or ten days after a person commences, or announces an intention to commence, an offer for 30 percent or more of the Company's common stock. In the event that (i) any person or group becomes an Acquiring Person, or (ii) the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power is sold, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Company may redeem the Rights at $.0111 per Right at any time before a person becomes an Acquiring Person.

    At May 29, 1994, 248,195,107 shares of common stock were reserved for exercise of the Rights.

14. INCOME TAXES

    The provision for income taxes includes the following:

                                                 1994   1993   1992

Current:
  Federal                                       $222.3 $123.4 $134.2
  State                                           43.9   27.4   34.2
  Foreign                                         16.2   10.1   17.4
                                                ------ ------ ------
                                                 282.4  160.9  185.8
Deferred:                                       ------ ------ ------
  Federal                                          0.4    4.3   24.6
  State                                            0.1    0.5    2.9
  Foreign                                         -      -       2.0
                                                ------ ------ ------
                                                   0.5    4.8   29.5
                                                ------ ------ ------
                                                $282.9 $165.7 $215.3
                                                ====== ====== ======

Income tax expense before cumulative
effect of accounting change                     $282.9 $239.9 $215.3
Income tax benefit from accounting change          -    (74.2)   -
                                                ------ ------ ------
                                                $282.9 $165.7 $215.3
                                                ====== ====== ======


    Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated financial statements as follows:

                                                   1994   1993   1992

Computed U.S. Federal income taxes                $252.0 $148.2 $199.8
State income taxes, net of Federal tax              28.5   18.0   22.6
benefit
Nondeductible amortization of goodwill and other
  intangibles                                       26.1   25.3   25.1
Export and jobs tax credits                        (14.1) (10.9) (16.8)
Equity in earnings of affiliates                    (2.2)  (7.4)  (5.7)
Other                                               (7.4)  (7.5)  (9.7)
                                                  ------ ------ ------
Income taxes provided                             $282.9 $165.7 $215.3
                                                  ====== ====== ======

    The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                        1994                    1993
                               ----------------------  ----------------------
                               Assets     Liabilities  Assets     Liabilities

Depreciation and amortization $  -          $291.9    $    -          $278.2
Nonpension postretirement
  benefits                     166.1           -         154.0           -
Other noncurrent liabilities
  which will give rise to
  future tax deductions        292.1           -         306.6           -
Tax benefits of acquired
  companies                     17.8           -          60.5           -
Deferred state taxes            45.3           -          41.4           -
Accrued expenses                40.5           -          41.2           -
Others                          64.0          88.6        67.4          99.2
Valuation allowance           (230.5)          -        (229.4)          -
                              ------        ------      ------        ------
                              $395.3        $380.5      $441.7        $377.4
                              ======        ======      ======        ======

    Deferred tax assets have been reduced by a valuation allowance as realization of some portion of these future tax benefits is subject to significant uncertainties. Favorable resolution of these uncertainties would result in a reduction in the valuation allowance which would principally reduce goodwill.

    Income taxes paid were $203.9 million, $194.3 million, and $151.6 million in fiscal 1994, 1993, and 1992, respectively.

15. COMMITMENTS

    Certain facilities and transportation equipment are leased under agreements expiring at various dates during the next fourteen years. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance, and maintenance costs in addition to rental payments.

    A summary of rent expense charged to operations follows:

                                            1994   1993    1992

    Cancelable                             $101.8  $103.7 $ 99.3
    Noncancelable                           130.0   128.7  126.7
                                           ------  ------ ------
                                           $231.8  $232.4 $226.0
                                           ======  ====== ======

    A summary of noncancelable operating lease commitments for fiscal years following May 29, 1994 are as follows:

                                                Type of Property
      Fiscal Years                            Real and   Transportation
       Ending in                           Other Property  Equipment

          1995                                   $89.8     $ 31.6
          1996                                    74.8       27.1
          1997                                    63.0       22.1
          1998                                    50.4       18.2
          1999                                    39.5       17.5
          Later Years                            133.3       22.1

    In connection with its trading activities, the Company had letters of credit and performance bonds outstanding at May 29, 1994, aggregating approximately $581.9 million.

16. CONTINGENCIES

    With respect to operations of the Company excluding the transaction discussed below, there was no litigation at May 29, 1994 which, in the opinion of management, would have a material adverse effect on the financial position of the Company.

    On August 14, 1990, ConAgra acquired Beatrice Company. The Beatrice businesses and its former subsidiaries (Subsidiaries) are engaged in various litigation proceedings incident to their respective businesses and in various environmental and other matters. Beatrice and various of its Subsidiaries have agreed to indemnify divested businesses or the purchasers thereof for various legal proceedings and tax matters. The federal income tax returns of Beatrice and its predecessors for the fiscal years ended 1985 through 1987 have been audited by the Internal Revenue Service and a report has been issued. The findings contained in the examining agent's report have been timely protested and negotiations with the Appellate Division of the Internal Revenue Service are underway in an attempt to resolve disputed items. Disputed items being negotiated with the Appellate Division of the Internal Revenue Service include proposed deficiencies relating to previously filed carryback claims to fiscal years ended prior to 1985 (principally fiscal years ended 1982 through 1984). Additionally, the federal income tax returns of Beatrice and its consolidated Subsidiaries for the fiscal years ended 1988 and 1989, have been audited by the Internal Revenue Service and a report has been issued. Management intends to protest the unagreed findings of the examining agent's report and to negotiate disputed items with the Appellate Division of the Internal Revenue Service. Various state tax authorities are also examining tax returns of Beatrice and its predecessors for prior taxable years, including, in the case of one state, years back to fiscal 1978. It is expected that additional claims will be asserted for additional taxes. It is not possible at this time to determine the ultimate liabilities that may arise from these matters which at any given point in time will be at various stages of administrative and legal proceedings and will aggregate hundreds of millions of dollars. Substantial reserves for these matters have been established and are reflected as liabilities on the Subsidiaries' balance sheets. The liabilities include accrued interest on the tax claims. After taking into account liabilities that have been recorded and payments made, management is of the opinion that the disposition of the above matters will not have a material adverse effect on ConAgra's financial condition, results of operations or liquidity.

17. PENSION AND POSTRETIREMENT BENEFITS

    Retirement Pension Plans

    The Company and its subsidiaries have defined benefit retirement plans (Plan) for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service.

    Consolidated pension costs consisted of the following:

                                        1994                   1993                    1992
                                  Plan       Accumulated   Plan      Accumulated    Plan      Accumulated
                                 Assets       Benefits    Assets      Benefits     Assets      Benefits
                                 Exceed        Exceed     Exceed       Exceed      Exceed       Exceed
                               Accumulated      Plan    Accumulated     Plan     Accumulated     Plan
                                Benefits       Assets    Benefits      Assets     Benefits      Assets
Service cost                    $26.2           $4.0      $29.0        $1.9        $28.2         $1.7
Interest cost                    58.0           12.5       56.5         8.4         48.3         12.1
Actual return on plan assets    (79.3)         (14.5)     (66.5)       (4.7)       (98.8)       (10.2)
Net amortization and
  deferral                       14.7            5.2        0.4        (0.6)        44.1          0.5
                                -----           ----      -----        ----        -----        -----
Net pension costs               $19.6           $7.2      $19.4        $5.0        $21.8        $ 4.1
                                =====           ====      =====        ====        =====        =====

    The funded status of the plans at February 28, 1994 and
    February 28, 1993, dates of the most recent actuarial report, was as follows:
                                                         1994                        1993
                                              ---------------------------  --------------------------
                                                   Plan         Accumulated     Plan        Accumulated
                                                  Assets         Benefits      Assets        Benefits
                                                  Exceed          Exceed       Exceed         Exceed
                                                Accumulated        Plan      Accumulated       Plan
                                                 Benefits         Assets      Benefits        Assets
Plan assets at fair value                         $791.9          $136.9       $807.5          $75.5
                                                  ------          ------       ------          -----
Projected benefit obligation:
  Actuarial present value of vested benefits       648.4           166.6        613.5           99.4
  Actuarial present value of nonvested benefits     40.1             7.5         22.0            3.2
                                                  ------          ------       ------           -----
                                                   688.5           174.1        635.5          102.6
Additional obligation of projected
  compensation increases                           106.1             8.3        115.3            2.5
                                                  ------         -------       ------        -------
                                                   794.6           182.4        750.8          105.1
Plan assets in excess of (less than)              ------         -------       ------        -------
  projected benefit obligations                   $ (2.7)        $ (45.5)      $ 56.7        $ (29.6)
                                                  ======         =======       ======        =======
Consisting of:
  Unrecognized transition asset                   $ 20.7         $   2.5       $ 26.4        $  (0.4)
  Unrecognized prior service cost                   (1.0)          (19.9)       (13.3)          (7.0)
  Unrecognized net gain (loss)                      34.0           (13.5)        80.2           (3.0)
  Adjustment to recognize minimum liability          -              23.9         -              10.1
  Accrued pension cost on consolidated
    balance sheet                                  (56.4)          (38.5)       (36.6)         (29.3)
                                                  ------         -------       ------        -------
                                                  $ (2.7)        $ (45.5)      $ 56.7        $ (29.6)
                                                  ======         =======       ======        =======

    During fiscal 1993, a plan having a fiscal 1992 accumulated benefit obligation of $67.6 million and assets of $64.4 million was merged into a plan in which plan assets exceeded accumulated benefits by $135.5 million after the merger.

    Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 2,540,171 shares of the Company's common stock at a fair market value of $69.5 million at February 28, 1994.

    The actuarial projected benefit obligation was determined using an assumed discount rate of 7.5% (8.5% in fiscal 1993 and 1992, 9.0% with respect to Beatrice in fiscal 1992) and long-term rate of compensation increases of 5.5% (5.5% to 6.0% in fiscal 1993 and 1992). Pension costs were determined using a long-term rate of return of 9.0% (9.5% with respect to Beatrice in fiscal 1993 and 1992).

    The Company and its subsidiaries are also participants in multi-employer pension plans covering certain hourly employees.
    Costs associated with these plans for fiscal 1994, 1993 and 1992 were $7.5 million, $7.2 million and $6.9 million, respectively.

    Postretirement Benefits

    The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees. In the fourth quarter of fiscal 1993, the Company adopted, effective June 1, 1992, the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement requires that costs of postretirement benefits, primarily health care benefits, be accrued during an employee's active working career. Prior to adoption of this statement, benefits were principally expensed as incurred; however, the Company provided for a portion of the postretirement liability as part of the cost of acquisitions.

    Upon adoption, the Company recorded the discounted value of expected future benefits attributed to employees' service rendered prior to fiscal 1993 as a cumulative effect of accounting change. This one-time, non-cash accounting change was net of accruals previously established and resulted in a charge to earnings of $195.4 million before taxes, $121.2 million after taxes, or $.52 per share. First quarter fiscal 1993 results and earnings per share have been retroactively restated to reflect the adoption of this accounting change.
    The adoption of this new accounting standard also had the effect of increasing fiscal 1993 postretirement benefit expense by $15.5 million before taxes, $9.6 million after taxes, or $.04 per share. Quarterly results have been restated to reflect this $.01 per share, per quarter, effect.

    Net postretirement benefit cost includes the following components:

                                        1994  1993

Service cost                           $ 4.5 $ 4.0
Interest cost on accumulated
 postretirement
 benefit obligation                     30.4  30.4
Return on plan assets                   (0.9) (0.9)
Net amortization and deferral           (0.2)   -
                                       ----- -----
     Net postretirement benefit cost   $33.8 $33.5
                                       ===== =====

    Benefit costs were generally estimated assuming retiree health care costs would initially increase at a 13%-14% annual rate for all active and most retired participants. The rates decrease gradually to a 6% annual growth rate after eleven years and remain at a 6% annual growth rate thereafter. For Beatrice retirees, the initial health care cost trend rate assumption is 7% decreasing to the ultimate rate of 5% in three years. A 1% increase in these annual trend rates would have increased the accumulated postretirement benefit obligation at May 30, 1994 by $41.6 million with a corresponding effect on the fiscal 1994 postretirement benefit expense of $4.0 million. The discount rate used to estimate the accumulated postretirement benefit obligation was 7.0% (8.0% in fiscal
    1993). Plan assets of $6.3 million consist of guaranteed investment contracts earning a 13.7% annual rate of return; however, the Company intends to principally fund claims as reported.

    The accumulated postretirement benefit obligation at February
    28, 1994 and 1993 consisted of the following components:
                                                        1994   1993

Retirees and dependents                                  $358.7 $339.9
Fully eligible active plan participants                    35.4   20.8
Other active plan participants                             53.5   39.6
                                                         ------ ------
   Total accumulated postretirement benefit obligation    447.6  400.3

Plan assets at fair value                                  (6.3)  (6.4)
Unrecognized prior service cost                             2.5     -
Unrecognized net loss                                     (50.8)    -
                                                         ------ ------
Accrued postretirement benefit obligation                $393.0 $393.9
                                                         ====== ======

18. BUSINESS SEGMENTS

    The Company has three business segments with operations principally limited to the United States. Intersegment sales have been recorded at amounts approximating market. Operating profit for each of the segments is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, interest expense (except financial businesses), and income taxes have been excluded from segment operations. All assets other than cash (except financial businesses) and those assets related to the corporate office have been identified with the segments. For financial businesses (which are not material), operating profit includes the effect of interest, which is a large element of their operating costs.

                                   1994      1993     1992
Sales to unaffiliated customers
  Agri-Products                 $ 2,966.8 $ 2,666.3  $ 2,736.0
  Trading and Processing          2,426.2   2,353.9    2,281.7
  Prepared Foods                 18,119.2  16,498.9   16,201.3
                                 --------  --------   --------
Total                           $23,512.2 $21,519.1  $21,219.0
                                ========= =========  =========

Intersegment sales
  Agri-Products                 $    19.0 $   19.4   $    11.9
  Trading and Processing            126.6    142.0       131.5
  Prepared Foods                     22.2     21.0        14.6
                                    167.8    182.4       158.0
  Intersegment elimination         (167.8)  (182.4)     (158.0)
                                --------- --------   ---------

Total                           $    -    $    -     $    -
                                ========= =========  =========

Net sales
  Agri-Products                 $ 2,985.8 $ 2,685.7  $ 2,747.9
  Trading and Processing          2,552.8   2,495.9    2,413.2
  Prepared Foods                 18,141.4  16,519.9   16,215.9
  Intersegment elimination         (167.8)   (182.4)    (158.0)
                                --------- ---------  ---------
Total                           $23,512.2 $21,519.1  $21,219.0
                                ========= =========  =========



Operating profit
  Agri-Products                    $   92.0 $   93.8  $   86.8
  Trading and Processing              111.5    114.1     143.7
  Prepared Foods                      863.6    771.4     748.5
                                   -------- --------  --------
Total operating profit              1,067.1    979.3     979.0

General corporate expenses            107.5    101.5      89.3
Interest expense - excluding financial
  businesses                          239.6    246.4     302.0
                                   -------- --------  --------
Total                              $  720.0 $  631.4  $  587.7
                                   ======== ========  ========

Identifiable assets

  Agri-Products                    $  857.0 $  664.8  $  603.8
  Trading and Processing            2,137.6  1,964.3   1,864.6
  Prepared Foods                    7,437.9  7,018.3   6,845.9
  Corporate                           289.3    341.3     444.4
                                  --------- --------  --------
Total                             $10,721.8 $9,988.7  $9,758.7
                                  ========= ========  ========

Additions to property, plant, and
  equipment - including businesses
  acquired
    Agri-Products                 $    16.0 $   15.2  $   16.6
    Trading and Processing             99.1     84.1      34.0
    Prepared Foods                    382.6    292.7     324.1
    Corporate                           6.4      0.7       4.2
                                  --------- --------  --------
Total                             $   504.1 $  392.7  $  378.9
                                  ========= ========  ========

Depreciation and amortization
  Agri-Products                   $    14.4 $   14.0  $   13.1
  Trading and Processing               52.5     35.5      37.8
  Prepared Foods                      294.6    295.1     266.6
  Corporate                             6.9      4.1       1.8
                                  --------- --------  --------
Total                             $   368.4 $  348.7  $  319.3
                                  ========= ========  ========

19. QUARTERLY RESULTS (Unaudited)

                                                      Stock        Dividends
           Net       Gross      Net Income         Market Price    Declared
          Sales      Profit  Amount  Per Share     High     Low    Per Share
Fiscal
1994

First   $ 5,687.4  $  657.7  $ 67.6   $0.27        $26.63  $23.00  $.1550

Second    6,355.1     829.3   134.0    0.56         28.25   23.88   .1800

Third     5,581.3     755.9   103.7    0.43         28.13   24.75   .1800

Fourth    5,888.4     817.1   131.8    0.55         29.38   26.25   .1800
        ---------  --------  ------   -----        ------  ------  ------
Year    $23,512.2  $3,060.0  $437.1   $1.81        $29.38  $23.00  $.6950
        =========  ========  ======   =====        ======  ======  ======
Fiscal
1993

First   $ 5,516.0  $  661.3  $ 69.7 * $0.27*       $29.88  $24.50  $.1350

Second    5,564.4     796.6   127.6    0.52         32.50   28.75   .1550

Third     5,060.4     702.0    91.1    0.37         34.25   25.63   .1550

Fourth    5,378.3     718.8   103.1    0.42         28.50   22.75   .1550
        ---------  --------  ------   -----        ------  ------  ------
Year    $21,519.1  $2,878.7  $391.5 * $1.58*       $34.25  $22.75  $.6000
        =========  ========  ======   =====        ======  ======  ======

    * The amounts presented are before a one-time cumulative effect of change in accounting for nonpension postretirement benefits. After cumulative effect the results are:

                                                  Net Income (Loss)
                                                  Amount Per Share

                                   First Quarter   $(51.5) $  (.25)
                                   Year             270.3     1.06


                          COVER PHOTOS
Front Cover

1. ConAgra Frozen Foods pilot plant, Omaha, Neb.: Clockwise from top, pilot plant technicians Veronica Chaparro, Michael
Kubica, Roxanne Jessen, pilot plant manager Andy Hampton.

2.  Dr. Lillian Kuga, manager, training and development, Hunt-
Wesson, Inc., Fullerton, Calif.

3.  Armour Swift-Eckrich plant, St. Charles, Ill.:  Dr. J.B.
Weatherspoon (left), vice president of research, analytical services and quality assurance for Armour Swift-Eckrich, and Janice Lors, quality assurance inspector.

4.  Susan Bolger, vice president of human resources, Arrow
Industries, Carrollton, Tex.

5.  Banquet, Patio, Chun King products.

6. Harold Bonekat (left), executive vice president, sales and marketing, and David Cooper, marketing director, Golden Valley
Microwave Foods, Edina, Minn.

7.  Evelyn Schuelzky, sensory technician, ConAgra Frozen Foods,
Omaha, Neb.

8.  Clock tower on the campus, ConAgra headquarters, Omaha, Neb.

9.  Edgardo Villena, packaging project leader, Hunt-Wesson, Inc.,
Fullerton, Calif.

10.  Monfort feedlot riders Alvia Garrison (left) and Colby
Crossett, Greeley, Colo.

11.  Healthy Choice products.

12.  ConAgra Poultry Company long-term employees, El Dorado,
Ark.:  From left, Jerline Hill, union steward, 38 years; Emory
Cheatham, eviscerating manager, 38 years; Kenneth Hicks, processing manager, 35 years.

13.  Hunt's, Orville Redenbacher's, Wesson products.

14.  Thomas Jones, Monfort beef production scheduler, Greeley,
Colo.

Back Cover

1.  Larry Remington, welder, Arrow Industries, Carrollton, Tex.

2.   Butterball, Country Pride chicken products.

3. Armour Swift-Eckrich plant, St. Charles, Ill: Production team members Emma Smith (left) and Pat Hodges.

4.  ACT II products delivery truck, Edina, Minn.

5.  ConAgra international products.

6. ConAgra headquarters, Omaha, Neb.: Foreground, executive secretary Tammi Sukup (left) and graphic designer/typesetter
Colleen Seydlitz; background, Connie Jenkins (left), payroll coordinator, and Jeff Rix, payroll tax manager.

7.  Taste-testing products, ConAgra sensory lab, Omaha, Neb.:
ConAgra Frozen Foods' Valerie Ciciulla (left), secretary, and
Jane Sberal, senior quality assurance technologist.

8.  Eckrich, Armour, Hebrew National, Butterball products.

9.  Renner Demry, janitor, Golden Valley Microwave Foods, Eden
Prairie, Minn.

10.  Best Loaf bread mixes.

11.  Mike Wray, special products manager, ConAgra company Midwest
Valley Chemical, Fremont, Neb.

12. Robert Guthrie (left), maintenance mechanic, and Ed Russell, lead man, maintenance department, Hunt Foods cannery, Fullerton, Calif.

13. Country General tore, La Vista, Neb.: From left, stock persons Mark Nolte and Brian Wheeler, assistant manager Dorla
Sellens, store clerk Christine Pleiss.

14.  ConAgra, Peavey caps at Peavey elevator, Duluth, Minn.

(Image material omitted)

INVESTOR INFORMATION
CONAGRA STOCK
   ConAgra's common stock is listed on the New York Stock Exchange. Ticker symbol: CAG.
   At the end of fiscal 1994, 248.2 million shares of common stock were outstanding, including 22.3 million shares held in the company's Employee Equity Fund. There were 32,200 stockholders of record and an estimated 90,000-plus "street-name" beneficial holders whose shares are held in names other than their own -- in brokerage accounts, for example. During fiscal 1994, nearly 89 million shares were traded, a daily average of about 351,000 shares.
   ConAgra's $25 Class E preferred stock and the Series A and Series B preferred securities of ConAgra Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbols: CAG PrE, CAG PrA, CAG PrB. For the current dividend rate of ConAgra' Capital's variable rate preferred securities, call
(800) 840-3404.

COMMON STOCK DIVIDENDS
   ConAgra normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. The current annual dividend rate is 72 cents per share. The company's dividend objective and results are on page 5 of this report.
   ConAgra has paid 74 consecutive quarterly common stock dividends. The dividend was increased 16 percent beginning with the December 1, 1993 payment. ConAgra has increased the dividend 14 percent or more every year since 1976.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
   Stockholders of record are invited to participate in the Dividend Reinvestment and Voluntary Share Purchase Plan. The Plan provides a convenient, economic and systematic way to acquire more shares of ConAgra's common stock. Nearly 40 percent of ConAgra's stockholders of record participate in the Plan.
   The Plan permits stockholders of record to automatically reinvest common and/or preferred dividends in ConAgra common stock. Participants also may purchase additional shares through voluntary cash investments of $25 to $5,000 per calendar quarter. ConAgra pays all charges and commissions for joining and participating in the Plan. The IRS requires that fees paid for stockholders by ConAgra be reported as income to the participant. Expenses for terminating participation or issuing shares from the Plan are charged to the participant.
   For more information, call ConAgra Shareholder Services, (800) 840-3404, or return the prepaid postcard included with each quarterly dividend check.

ANNUAL MEETING OF STOCKHOLDERS
   We invite stockholders to attend our annual meeting on Thursday, September 22, 1994 at 2:00 p.m. at the Red Lion Inn,
1616 Dodge Street, Omaha, Nebraska.  A reception starts at 1 p.m.
Please note that doors will not open until 12:45 p.m.

NEWS AND PUBLICATIONS
   Call ConAgra Investor Information, (800) CAG-0244 for current company news, including quarterly earnings and common stock dividends, or to request printed materials such as the Form 10-K or semi-annual report.
   The Form 10-K is an annual filing with the Securities and Exchange Commission. Stockholders may obtain a copy of ConAgra's Form 10-K annual report for fiscal 1994 by contacting ConAgra Corporate Communications or calling (800) CAG-0244.
   ConAgra mails semi-annual stockholder reports directly to stockholders of record. We do not send these reports to street-name beneficial holders through intermediaries due to added expense and time delays. Street-name holders who would like to receive these reports directly from ConAgra may contact ConAgra Corporate Communications or call (800) CAG-0244.

SHAREHOLDER SERVICES

Stockholders of record who have questions about or need help with their account may contact ConAgra Shareholder Services,
(800) 840-3404. Call the same number for the current dividend rate of ConAgra Capital's variable rate preferred securities.

CORPORATE HEADQUARTERS

ConAgra, Inc., One ConAgra Drive, Omaha, NE  68102-5001,
(402) 595-4000.
Corporate Secretary (402) 595-4005.
Corporate Communications (402) 595-4157.
Analyst/Investor Inquiries (402) 595-4154.

TRANSFER AGENT AND REGISTRAR

Chemical Bank, J.A.F. Building, P.O. Box 3068, New York, NY
10116-3068, (800) 840-3404.

(Image material omitted)