Form 10-K, Exhibit 13
period 1995-05-28
CONAGRA INC /DE/
filed 1995-08-24
CIK 23217

CONAGRA, INC.
ANNUAL REPORT 1995

     TRUSTED BRANDS, STRONG GROWTH, STRATEGIC FOCUS:

FRONT COVER - collage of photos:
     - a ConAgra "Feeding People Better" frozen foods carrier traveling down a country road,
     -    a grain spout unloading grain,
     -    a plate of ConAgra roast pork, rice and garnish,
     - ConAgra Frozen Foods' plant manager doing a "quality check" on Healthy Choice Dinners,
     -    a grain ship,
     -    boy eating hot dog,
     -    global map,
     - an array of ConAgra products (Wesson vegetable oil, Banquet Fried Chicken, Healthy Choice Dinner, Orville Redenbacher's Popcorn, Marie Callender's Pot Pie, Swift Premium Brown'N Serve, Armour Premium Bacon, Hunt's Ketchup, Deli Thin Sliced Turkey Breast, Country Pride Chicken, Van Camp's Pork and Beans, Peter Pan peanut butter),
     -    a women on a production line at a Hunt's tomato plant.


INSIDE FRONT COVER

Photos of grocery products -- all brands


                            Contents
                                                             Page
Letter to Stockholders  . . . . . . . . . . . . . . . . . . .   2
Objectives & Results  . . . . . . . . . . . . . . . . . . . .   4
ConAgra At A Glance . . . . . . . . . . . . . . . . . . . . .   6
Business Review
     Grocery/Diversified Products . . . . . . . . . . . . . .   8
     Refrigerated Foods . . . . . . . . . . . . . . . . . . .  14
     Food Inputs & Ingredients  . . . . . . . . . . . . . . .  18
Corporate Citizenship . . . . . . . . . . . . . . . . . . . .  24
Sales & Operating Profit by Segment . . . . . . . . . . . . .  26
Eleven-Year Results . . . . . . . . . . . . . . . . . . . . .  27
Management's Discussion & Analysis  . . . . . . . . . . . . .  28
Consolidated Financial Statements . . . . . . . . . . . . . .  33
Notes to Financial Statements . . . . . . . . . . . . . . . .  38
Independent Auditors' Report  . . . . . . . . . . . . . . . .  48
Board of Directors  . . . . . . . . . . . . . . . . . . . . .  49
Principal Officers  . . . . . . . . . . . . . . . . . . . . .  50
Investor Information  . . . . . . . . . . . . . . . . . . . .  52


FINANCIAL HIGHLIGHTS

(Dollars in millions except per share amounts)

Fiscal Year Ended        May 28, 1995   May 29, 1994   Increase
                         ------------   ------------   --------
Net sales                $24,108.9      $23,512.2       2.5%
Income before
  income taxes              $825.9         $720.0      14.7%
Net income                  $495.6         $437.1      13.4%
Net income
  per share                  $2.06          $1.81      13.8%
Common stock price
  at year end               $32.25         $28.50      13.2%
Common stock
  dividend rate
  at year end                $ .83          $ .72      15.3%
Cash earnings
  return on year-
  beginning common
  stockholders'
  equity*                     24.4%         23.7%
  5-year average:  23.3%
Employees at
  year end                  90,871         87,309        4.1%


* As defined on page 4, Objectives and Results.




                          CONAGRA, INC.

     ConAgra is a diversified international food company. Our mission is to increase stockholders' wealth. Our job is to help feed people better.

     We operate across the food chain around the world. Our products range from convenient prepared foods for today's busy consumers to supplies farmers need to grow their crops.

Printed on recycled paper.


To Our Stockholders, Employees and Other Friends

(PHOTO OF PHIL FLETCHER)

Cutline:  Phil Fletcher
          Chairman & Chief Executive Officer

Fiscal 1995:  A Year of Record Results . . .
     Fiscal 1995 was a good year for our company and shareholders.

     * Earnings per share grew 14 percent following a 15-percent increase the previous year.
     * Our shareholders enjoyed a 15-percent common stock dividend increase.
     * We met ConAgra's return on equity objective -- our most important financial goal -- for the 20th consecutive year.

     Even the good reported results tend to understate ConAgra's earning power. We had sufficient earning power to meet ConAgra's 14-percent earnings growth objective while absorbing considerable expense from business improvement initiatives that will pay off in subsequent years. Furthermore, goodwill amortization, not a true economic expense, penalized reported earnings per share 15 percent but generated substantial cash to fuel earning power.

 . . . And Investing for Future Results
     Fiscal 1995 also was a successful year for managing and investing to drive premium results in the future.

     * We invested $428 million to expand and improve plant, equipment and business systems.
     * We accelerated actions to divest non-core businesses and redeploy capital to core holdings.
     * We invested $379 million to acquire businesses that fit tightly with core businesses and quickly add to earnings.

Strong Growth
     Fiscal 1995's results sustain ConAgra's record of strong, consistent long-term growth -- a record equaled by few companies. According to "America's Finest Companies," only one half of one percent of all U.S. public companies have increased both earnings per share and dividends per share for 10 or more consecutive years.
     ConAgra has increased earnings per share for 15 consecutive years at a compound annual growth rate of 15.7 percent. During the same period, ConAgra's common stock dividends per share grew at a 15.5-percent average annual rate.
     In fact, ConAgra has increased dividends per share 14 percent or more for 20 consecutive years. This record fulfills our dividend growth objective and demonstrates management's confidence in the stability and scale of ConAgra's trend line earning power.

Trusted Brands and Earnings Balance
     Fiscal 1995 also demonstrated our company's earnings balance, historically a ConAgra strength. Our earnings gain was driven by broadly based profit growth in businesses ranging from branded grocery products to meat and potato products.
     Among our branded product lines, Healthy Choice enjoyed another eminently successful year. Unit volumes again grew at a double-digit pace, and Healthy Choice was a notable contributor to our company's earnings growth.
     With annual retail sales well above $1 billion, Healthy Choice leads ConAgra's family of $100 million brands. Our acquisition of Marie Callender's frozen foods and Van Camp's bean products raised to 21 ConAgra's array of trusted brands with annual retail sales over $100 million.
     Our branded products businesses account for roughly half of ConAgra's operating profit. Half is generated by equally important core businesses in other food chain sectors. ConAgra's diversified business mix is a source of earnings balance, avenues for growth and interlocking strengths.
     These powerful interlocking strengths transcend business borders. They run the gamut from market intelligence and distribution systems to technology and business information systems. Harnessing these strengths, without diluting the power of ConAgra's entrepreneurial operating company structure, continues high on our company's strategic agenda and my personal "do list."

Strategic Focus
     ConAgra's strategic agenda for growth begins, as it should, with our company's structure -- leadership, organization and business mix.
     As I've said here in past years, we are structuring our company for success. Structuring for success is a dynamic process driven by constant renewal, my own top priority. The process was evident in fiscal 1995.
     We changed and strengthened the leadership at a number of operating companies. We did not manage our chicken products business well in fiscal 1995. To correct this, we changed the management and moved the business into our Refrigerated Foods Companies to benefit from their leadership and compatible product mix, market channels and business systems.
     As I noted earlier, we are streamlining our asset base to improve our business structure. Half a dozen non-core businesses were sold this past year. We also discontinued under-performing businesses and closed less productive facilities.
     These actions sharpen our strategic focus and help concentrate capital and management effort on more promising opportunities.
     In fiscal 1996, we expect to invest about $550 million in capital expenditures to boost efficiency and capacity for growth. An investment theme shared across our businesses is value -- adding value to products and byproducts to spur sales growth and enhance profit margins.
     We will remain acquisitive. We typically are screening 80 to 100 acquisition candidates ranging from a gleam in the eye to deals near completion. I believe we will continue to find attractive acquisitions that strengthen core operations and bolster earnings growth.

Fiscal 1996 Outlook:  Record Earnings
     I'm enthusiastic about our company's momentum and prospects as we enter fiscal 1996. Most major businesses are performing well. We plan to increase earnings in all three of ConAgra's industry segments -- Grocery/Diversified Products, Refrigerated Foods and Food Inputs & Ingredients -- as was the case in fiscal 1995.
     We expect double-digit earnings per share growth in fiscal 1996 and ConAgra's 16th consecutive year of record earnings. At this early juncture I won't predict the precise increase, but anything under ConAgra's 14-percent objective would be disappointing.

Rewarding Stockholders
     In sum, we are following the road map I've drawn in previous annual reports. We are managing aggressively and investing for growth to accomplish our mission -- increasing stockholders' wealth. Our mission and commitment to it are clear.
     It's my pleasure to welcome to ConAgra's board of directors our newest member, Jane Thompson, an accomplished business executive. On behalf of all our directors, it's my privilege to offer heartfelt thanks to ConAgra's employees for your commitment and contributions to our company's mission and success. Sincerely,

Philip B. Fletcher
Chairman and Chief Executive Officer


                     OBJECTIVES AND RESULTS

     ConAgra is committed to major financial performance objectives that drive how we manage our company and serve our mission to increase stockholder wealth.

     We incorporate in our financial objectives a concept called
"cash earnings" -- net earnings plus goodwill amortization.

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

     Consequently, goodwill amortization is not a true economic cash cost. It, along with net earnings, is a source of decision cash - cash available to invest in ConAgra's growth and pay dividends.

     It is this decision cash that we call cash earnings. We believe the cash earnings concept is an appropriate way to manage and measure our businesses.

     We use the cash earnings concept in our financial objectives for return on common equity and dividend growth. We do not use it in our earnings per share growth objective because companies are not permitted to present earnings per share data in any alternative form.


                     RETURN ON COMMON EQUITY

                            Objective

     ConAgra's most important financial objective is to average more than a 20-percent after-tax cash earnings return on year-beginning common stockholders' equity, and to earn more than a 15-percent return in any given year.

     In determining results as shown in the table below, year-beginning common equity includes these adjustments: 1991 - an increase of $348.1 million for a pro rata share of the common equity associated with the acquisition of Beatrice Company and a public offering of common stock; 1992 - an increase of $16.9 million for a pro rata share of the common equity associated with the acquisition of Arrow Industries, Inc.; 1993 - a net decrease of $337.2 million resulting from adopting Statement of Financial Accounting Standards No. 106 (a decrease of $121.2 million), a pro rata share of common stock purchased in the open market for the Employee Equity Fund (a decrease of $247.9 million), and a pro rata share of common equity associated with four acquisitions (an increase of $31.9 million). In computing the 1993 results, after-tax earnings exclude the one-time cumulative effect of SFAS 106.

                             Result

               Return on Common Equity

               1991                     23.9%
               ------------------------------
               1992                     21.5%
               ------------------------------
               1993                     23.2%
               ------------------------------
               1994                     23.7%
               ------------------------------
               1995                     24.4%


               5-Year Average:  23.3%



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


                             Result
                              LONG-          SHORT-
                              TERM           TERM
                              DEBT           DEBT
     ---------------------------------       ----------
     Objective                Result         Result
     maximum of:                             (as defined
     (as defined above)                       above)
     ---------------------------------       ----------

91        30%                 40%*                0

92        30%                 36%                 0

93        30%                 30%                 0

94        30%                 30%                 0

95        30%                 30%                 0

     ---------------------------------------------------
*1991 was 40% at year end and later restated to 41% for pooling of interests with a company that merged with ConAgra in 1992.



                  EARNINGS AND DIVIDEND GROWTH

Earnings Growth Objective

     ConAgra's objective is to increase trend line earnings per share, on average, more than 14 percent per year.

     Although earnings balance is a strength of ConAgra's diversified food businesses, we may not always achieve quarter-to-quarter, or sometimes year-to-year, increases in reported earnings. However, ConAgra expects to increase trend line earnings - what we would earn with average or normal industry conditions - more than 14 percent per year.

Dividend Growth Objective

     ConAgra's objective is to increase common stock dividends consistent with growth in ConAgra's trend line earnings.

     Over time, ConAgra expects common stock dividends to average in the range of 30 to 35 percent of cash earnings.

     Our earnings and dividend growth objectives are linked. Reported earnings per share growth varies year to year and may be higher or lower than trend line earnings per share. Over a long period, reported earnings per share reflect trend line earnings per share. Over a shorter period of time, dividends per share growth is in effect a proxy for trend line earnings per share growth. Dividend increases represent management's judgment of ConAgra's trend line, or underlying, earning power independent of reported earnings results.


                             Result

     ConAgra has increased earnings per share for 15 consecutive years at a compound annual growth rate of 15.7%. During the same period, dividends per share increased annually at an average rate of 15.5%.

     During the past five years, the growth of reported earnings per share slowed to a rate of 10.5% mainly due to single-digit growth in 1992 and 1993. During the same period, dividends per share increased at an average rate of 15.8%, including increases of 16.9% in 1992 and 15.4% in 1993.

Compound Annual Growth:

                         5-year    10-year   15-year
                         ------    -------   -------

Earnings per share       10.5%     13.3%     15.7%
Dividends per share      15.8%     15.7%     15.5%


Bar graph for Earnings per Share:

Year:          1991      1992      1993      1994      1995
               $1.42     $1.50     $1.58     $1.81     $2.06
Increase:      13.6%     5.6%      5.3%      14.6%     13.8%

Results as actually reported. 1993 earnings per share exclude the one-time cumulative effect of SFAS 106.


Bar graph for Dividends per Share:

Year:          1991      1992      1993      1994      1995
               $.445     $.52      $.60      $.695     $.803
Increase:      15.6%     16.9%     15.4%     15.8%     15.5%

Over the last 5 years, dividends have averaged 30.8% of cash earnings.


                            GATEFOLD


HEAD:     ConAgra at a Glance

SUBHEAD:  Businesses Across the Food Chain -- A Strategic Focus

COPY & (ILLUSTRATIONS):


                         Seed Distribution (seed)

                         Crop Protection Chemicals Distribution
                         (stalk of corn)

                         Fertilizer Distribution
                         (bag of fertilizer)

                         Animal Feeds & Feed Additives
                         (NutriBasics product)

                         Retail Stores principally in
                         agricultural areas (County General
                         Store, Northwest Fabrics & Crafts)

                         Flour, Oat & Dry Corn Milling;
                         Barley Processing (ConAgra flour mill)

                         Worldwide Commodity Distribution &
                         Trading (Grain ship, Japanese flag, U.K.
                         flag)

                         Feed Ingredient Merchandising
                         (man on phone with computer terminal)

                         Natural Spices, Seasonings, Flavors
                         & Spray-Dried Food Ingredients
                         (array of spices & seasonings)


                         Beef, Pork & Lamb Products
                         (Beef steak, pork chop, leg of lamb)

                         Branded Chicken & Turkey Products
                         (Butterball whole turkey, Country
                         Pride package)

                         Branded Processed Meats
                         (Armour bacon, Hebrew National franks,
                         Healthy Choice lunch meat)

                         Cheeses & Refrigerated Dessert Toppings
                         (County Line cheese package, Healthy
                         Choice shreds, Reddi Wip can)

                         Delicatessen & Foodservice Products
                         (menu, supermarket deli)


                         Seafood Products (Singleton package,
                         fish, shrimp)

                         French Fries & Other Potato
                         Products (potato, Inland Valley &
                         Act II packages)

                         Private Label Consumer Products
                         (package of paper plates, aluminum
                         foil, bag of charcoal)

                         Branded Shelf-Stable Foods (Product
                         array:  Hunt's ketchup, Wesson oil,
                         Healthy Choice soup, Swiss Miss cocoa,
                         Orville Redenbacher's popcorn, Peter
                         Pan peanut butter, Snack Pack pudding,
                         Van Camp's pork & beans, Knott's jam,
                         Rosarita refried beans)

                         Branded frozen foods (Product array:
                         Healthy Choice dinner, Banquet fried
                         chicken, Kid Cuisine dinner, Marie
                         Callender's pot pie, Patio burrito,
                         La Choy egg rolls)

Copy relating to illustrative graphic:

     ConAgra's diversification across the food chain expands opportunities and balances results. About half of ConAgra's earnings are from branded food products, and about half are from foodservice, processing and distribution businesses.


ConAgra Quick Facts

*    Fiscal 1995 sales:  $24.1 billion
     (more than 4 times fiscal 1985 sales of $5.5 billion)

*    Fiscal 1995 operating profit:  $1.3 billion
     (more than 5 times fiscal 1985 operating profit of $222 million)

*    90,871 employees

*    Operations in 27 countries

*    15 consecutive years of record earnings per share

* Dividends per share increased 14% or more for 20 consecutive years

*    10-year average annual return to investors:  18.1%


Strong Growth

Graph titled:  Record Earnings per Share* for 15 Years

               Compound Annual Growth Rate - 15.7%


     F80       $ .23               F88       $ .86
      81         .33                89        1.09
      82         .37                90        1.25
      83         .41                91        1.42
      84         .46                92        1.50
      85         .59                93        1.58
      86         .68                94        1.81
      87         .82                95        2.06

* Operating results as actually reported. Excludes cumulative effect of accounting change in 1993.


Graph titled:  Common Stock Dividends per Share
               Compound Annual Growth Rate - 15.5%

     F80       $.093                    F88       $.288
      81        .108                     89        .331
      82        .123                     90        .385
      83        .143                     91        .445
      84        .164                     92        .520
      85        .187                     93        .600
      86        .215                     94        .695
      87        .249                     95        .803

Of 15,000 public companies in the U.S., only 73, just one half of one percent, have increased both earnings per share and dividends per share for 10 or more consecutive years. (Source: America's
Finest Companies, 1994)

ConAgra is one of those companies...in fact, ConAgra has increased earnings per share for 15 consecutive years and dividends per share for 20 consecutive years.


Trusted Brands

ConAgra is a brand powerhouse -- with 21 food brands that each chalk up annual retail sales exceeding $100 million.

21 logos:

La Choy                            Wesson
Swiss Miss                         Banquet
Orville Redenbacher's              County Line
Country Pride                      Hunt's
Healthy Choice                     Eckrich
Butterball                         Act II
Peter Pan                          Armour
Hunt's Snack Pack                  Decker
Hebrew National                    Swift Premium
Cook's                             Marie Callender's
Van Camp's


GROCERY/DIVERSIFIED PRODUCTS

     Grocery/Diversified Products operating profit increased 20 percent, led by the consumer frozen foods business, notably Healthy Choice products, and the potato products business, in part due to an acquisition. The Hunt-Wesson companies, led by Hunt Foods, and seafood also contributed to the earnings gain. Unit volume growth and an acquisition drove the 12-percent segment sales increase.


GROCERY/DIVERSIFIED PRODUCTS

2 Pie Charts:

          1)   Sales               19.9%
          2)   Operating Profit    48.7%

Copy:

          Segment Sales (in millions)

          1995      $4,799.6
          1994       4,295.4
          % Change   + 11.7%


          Segment Operating Profit (in millions)

          1995      $  629.9
          1994         526.4
          % Change   + 19.7%


                  GROCERY/DIVERSIFIED PRODUCTS
GROCERY PRODUCTS
                      (PHOTO OF AL CROSSON)
Cutline:  Al Crosson
          President & Chief Operating Officer
          ConAgra Grocery Products Companies


Strategic Focus

"Consumers and customers drive sales, and sales drive our business. So we're concentrating on initiatives that improve what we take to market and how we go to market. We'll continue to respond to consumer demand with innovative new products.
We're expanding our grocery sales force and using our new Grocery Products Service Center to serve our customers better. We're also investing in sophisticated information systems to leverage our strengths and make us more visible and responsive in the marketplace."

                              - Al Crosson


GROCERY PRODUCTS
     ConAgra Grocery Products Companies include our branded consumer food companies that produce and market shelf-stable and frozen foods.
     Major shelf-stable brands and products are Hunt's and Healthy Choice tomato-based products; Wesson cooking and salad oils and sauces; Healthy Choice soups; Orville Redenbacher's and ACT II popcorn; Peter Pan peanut butter; Van Camp's canned beans; Manwich sauces; Snack Pack puddings; Swiss Miss puddings and cocoa mixes; Knott's Berry Farm jams and jellies; Chun King and La Choy Oriental products; Rosarita and Gebhardt Mexican products; and Wolf Brand chili. These products are sold through retail stores and to foodservice markets, mass merchandisers, club stores and military markets.
     Major frozen food brands are Healthy Choice, Banquet, Marie Callender's, Kid Cuisine, Morton, Patio, Chun King and La Choy. Our frozen food products include dinners and entrees, kids' meals, fried chicken, boneless chicken products, pot pies, fruit cobblers, hand-held snacks, french bread pizza and ice cream.
     ConAgra Grocery Products Companies in total had an excellent year, with robust earnings growth. Again in fiscal 1995, Healthy Choice earnings led the pack with a dramatic increase.
     The Hunt-Wesson businesses -- Hunt Foods Company, La Choy/Rosarita Foods Company, Orville Redenbacher/Swiss Miss Foods Company and Wesson/Peter Pan Foods Company -- had another record year. Hunt-Wesson's earnings increase was impressive in view of sales softness in their grocery categories. Hunt-Wesson unit volumes increased modestly. Sales exceeded $2 billion.
     New Hunt-Wesson products introduced during fiscal 1995 include Snack Pack Juicy Gels, Orville Redenbacher's Reden*Budders Cheddar and Reden*Budders Light, Orville Redenbacher's Popcorn Cakes, Wesson Chicken Sensations flavored baking sauces, Healthy Choice chowders, Hunt's Choice Cut Diced Tomatoes and Manwich Taco/Burrito Seasoning Sauces.
     Three new acquisitions are excellent strategic fits and expand our branded shelf-stable product offerings: Van Camp's canned bean and Wolf Brand chili products, Chun King convenience foods, and Knott's Berry Farm premium jams, jellies, preserves, salad dressings, syrups and gift packs.
     Hunt-Wesson's biggest business, Hunt's tomato products, had a good year, helped by a strong foodservice performance and a reduction in manufacturing costs. Strong volume increases were achieved by both Healthy Choice and Hunt's spaghetti sauces. Hunt's overall earnings were up substantially.
     The Orville Redenbacher's popcorn business achieved a good earnings increase. Volume growth slowed when a buy-one-get-one-free promotion ended, but Reden*Budders Light made good gains. A new popcorn plant in Indiana began production in fiscal 1995.
     Swiss Miss and Snack Pack puddings had a good year with strong volume and profit increases. The cocoa category and the Swiss Miss cocoa business were hurt by an unusually warm winter. Unit volumes and earnings declined, but Swiss Miss held its market position. The La Choy and Rosarita/Gebhardt businesses had increased earnings, helped by Rosarita's improved product mix and the successful introduction of Rosarita No-Fat Refried Beans.
     Healthy Choice soups had another excellent year with gains in volumes, earnings and market position. Consumer response to two new chowders, Chicken Corn Chowder and Clam Chowder, was stronger than anticipated, and unit volumes were exceptional for these new products.
     Fiscal 1995 was a difficult year for the Wesson oils business. Earnings declined, hurt by an erratic crude soybean oil market driven by unexpectedly high foreign demand. Earnings were down for the Peter Pan peanut butter business, but Peter Pan's Smart Choice reduced-fat peanut butter gained good consumer acceptance.
     Hunt-Wesson's foodservice business had a good year, with earnings well ahead of fiscal 1994's strong results. Two smaller Hunt-Wesson businesses did exceptionally well: the international business achieved an excellent increase, driven by the successful introduction of Snack Pack puddings in Canada, and the topping business grew strongly on volume increases and cost savings.
     Golden Valley Microwave Foods is a leader in the development of foods exclusively for preparation in microwave ovens.
Formerly part of ConAgra Diverified Products Companies, Golden Valley became part of ConAgra Grocery Products Companies early in fiscal 1996. The resulting closer association with the Orville Redenbacher's business will allow us to take better advantage of synergies between our two popcorn businesses.
     Golden Valley's products include popcorn, french fries, breakfast foods and sandwiches distributed through the vending industry, mass merchandising outlets and grocery, drug and club stores. The principal consumer brand is ACT II.
     During fiscal 1995, Golden Valley earnings decreased substantially. Unit volumes decreased slightly for both the microwave popcorn category and our ACT II popcorn business. The Golden Valley business is on track for better performance in fiscal 1996.
     Our frozen foods company, ConAgra Frozen Foods, is one of the largest frozen food businesses in the United States. Sales exceed $1 billion.
     ConAgra Frozen Foods had another remarkable year, with earnings up dramatically to a record level. Unit volumes were up significantly.
     The year was highlighted by another exceptional performance by Healthy Choice, with substantial double-digit growth in unit volumes and earnings. Consumers responded favorably to a relaunched, better-tasting entree line with more convenient packaging, and to product improvements and new flavors in the ice cream line. Effective advertising, incorporating the "Eat What You Like" theme, and strong promotions for all Healthy Choice products contributed to the excellent performance by Healthy Choice frozen products.
     Fiscal 1995 was a good year for the Banquet product line, with earnings well above the previous year. New Banquet Skinless Fried Chicken was a hit with consumers, as were product improvements in Pot Pies, Family Entrees and Boneless Chicken. Earnings also increased for ConAgra Frozen Foods' specialty brands group, which includes Kid Cuisine, Patio, Chun King and La Choy frozen products.
     New products introduced by ConAgra Frozen Foods include Banquet Skinless Fried Chicken in Original and Honey Barbecue flavors, Banquet Pasta Favorites, Healthy Choice "Special Creations," indulgent flavors of low-fat ice cream in pints, and three new Healthy Choice ethnic meals.
     In the second quarter of fiscal 1995, ConAgra acquired MC Retail Foods, and the Marie Callender's line of premium-quality frozen foods became part of ConAgra Frozen Foods. Products include a wide variety of frozen prepared meals, pot pies and fruit cobblers. The Marie Callender's business made a good earnings contribution in fiscal 1995 and is growing strongly.
     Major organizational initiatives begun in fiscal 1995 position ConAgra Grocery Products Companies well for future growth and continued industry leadership. A sales force reorganization in progress as the year ended will eventually double the company-employed direct sales force and enable ConAgra Grocery Products to serve their retail customers much more effectively. A new customer service center in Omaha, Nebraska, is increasing efficiency by combining the "back room" support services of the Hunt-Wesson companies and ConAgra Frozen Foods. And, finally, ConAgra Grocery Products is making a substantial investment in state-of-the-art information systems to support their businesses.
     We expect fiscal 1996 to be another good year for ConAgra Grocery Products Companies. Innovative consumer products and significant new investments in technology and improved data systems will fuel continued success for these companies.

PRODUCT PHOTOS IN THIS SEGMENT: Reden*Budders White Cheddar, Hunt's Snack Pack, Hunt's Ketchup, Healthy Choice Clam Chowder, Act II Microwave Popcorn, Healthy Choice Ice Cream, Healthy Choice Dinner, Banquet Skinless Fried Chicken, Marie Callender's Pot Pie.

PHOTOS AND CUTLINES IN THIS SEGMENT:
Man in Grocery Store: ConAgra Grocery Products Companies is dramatically increasing its in-store sales force to serve retail customers more effectively and increase sales. Region sales manager Ralph Bishop checks a product display in a Bellevue, Washington grocery store.

Man in Laboratory:  Golden Valley packaging technician Kevin
McFadden, at the Golden Valley research and development lab in Eden Prairie, Minnesota, checks ACT II products for consistent quality.

Man & Woman at Wesson plant: The Wesson refinery in Memphis, Tennessee, has been recognized as a model of employer-employee partnership by the Tennessee Department of Labor. Every employee is part of a self-directed work team involved in managing the business. In the photo, chief union steward Garland Payne talks with team member Bettie Hobock.


DIVERSIFIED PRODUCTS

                     (PHOTO OF JIM WATKINS)

Cutline:  Jim Watkins
          President & Chief Operating Officer
          ConAgra Diversified Products Companies


Strategic Focus

"A major strategic theme ties together our Diversified Products businesses -- an international focus. Our people are skilled at exporting products, building new business operations offshore and growing with strong international customers. We plan to leverage our international strengths and enter new markets in partnership with customers."

                              - Jim Watkins


DIVERSIFIED PRODUCTS
     ConAgra Diversified Products Companies include Lamb-Weston, Arrow Industries, our seafood businesses, a pet products business and a frozen microwave food business in the United Kingdom.
     Lamb-Weston, Inc. is a leading processor of frozen potato products, primarily french fries for foodservice markets. Lamb-Weston supplies most of the leading restaurant chains and foodservice distributors in the U.S. as well as in Europe and Asia.
     Early in fiscal 1995, ConAgra purchased from Universal Foods Corporation a frozen potato products business with annual sales of about $270 million. The business added needed production capacity to help Lamb-Weston better serve customers. Lamb-Weston is now a $1 billion sales business, including unconsolidated joint ventures.
     Lamb-Weston had an exceptional year, with earnings far above plan and the previous year. Export demand was boosted by a potato crop failure in Europe. An excellent U.S. potato crop enabled Lamb-Weston to supply U.S. and international customers with high-quality U.S. potato products. Volumes increased dramatically as a result.
     A European joint venture, formed early in the year by Lamb-Weston to produce and distribute potato products throughout Europe and the Middle East, made good progress. Responding to a need identified by foodservice operators, Lamb-Weston successfully introduced during the year a french fry with a transparent coating that significantly enhances crispness and holding quality.
     For the second consecutive year, Lamb-Weston invested millions of dollars in state-of-the-art wastewater treatment technology at its potato processing plants. The Richland, Washington plant became the first U.S. potato plant to install the energy-efficient "carousel oxidation ditch" system that returns the plant's potato processing wastewater to almost drinking-water quality. Beginning in fiscal 1996, the water will be returned to the Yakima River, benefiting the fish population and the river flow. Lamb-Weston's technology is setting new industry standards for wastewater treatment.
     Arrow Industries, Inc. is a leading manufacturer and national distributor of private label consumer products for the grocery trade, principally supermarket retailers and wholesalers. Products include dried beans, rice, popcorn, pepper and spices, aluminum foil, plastic bags and wraps, flexible packaging, paper plates and bags, vegetable oil, charcoal and lighter fluid. Annual sales exceed $250 million.
     A major increase in the price of resin, a vital raw material for plastic products, made fiscal 1995 a challenging year for Arrow. Earnings were well below plan and the previous year.
     During the year, ConAgra company Klein-Berger's packaged bean business was successfully combined with Arrow's bean business, an investment that should pay off in fiscal 1996 and subsequent years.
     A charcoal joint venture in France was formed early in the year, and initial results were promising. Arrow continued to work with sister ConAgra companies to take advantage of packaging and marketing synergies; for example, Arrow manufactured bags for ConAgra Flour Milling Company during the year.
     ConAgra's seafood businesses market a wide variety of seafood products. They include ConAgra Shrimp Companies, O'Donnell-Usen U.S.A., Usen Fisheries --- a Canadian joint venture --- and the Gelazur seafood distribution business in France. Early in fiscal 1996, ConAgra reduced its share in Trident Seafood Corporation from 50 percent to 10 percent. Total seafood sales, excluding the unconsolidated jointly owned businesses Usen, Trident and Gelazur, are about $190 million.
     Our seafood businesses had a good year in spite of a volatile shrimp market and supply shortages of some varieties of seafood. Overall earnings were up significantly.
     Trident's earnings were well above plan and the previous year. O'Donnell-Usen and Usen Fisheries' results were hurt by resource shortages, but O'Donnell-Usen's improved results more than offset Usen Fisheries' decline in earnings. O'Donnell-Usen continued the transition of its branded products to a private label seafood line, and results were promising. Gelazur also improved results.
     High shrimp prices hurt demand for shrimp products, but ConAgra Shrimp Companies made good progress with their branded Singleton business and several innovative new value-added foodservice offerings. Earnings were slightly below the previous year.
     Earnings declined for our frozen food business in the U.K. because of a capital investment in a new facility in Manchester, England. The investment, however, gives us state-of-the-art microwave technology in Europe and a European base for the introduction of convenient new products.
     Unit volumes in our pet products business were stable, but earnings declined. The company made good progress by targeting sales of their strongest products rather than full-line sales.
     ConAgra Diversified Products Companies as a group increased earnings substantially in fiscal 1995, led by Lamb-Weston's strong performance. Fiscal 1996 should be a good year, but earnings are likely to decline versus fiscal 1995 earnings boosted by Europe's potato shortfall. These companies continue to focus on international opportunities. During fiscal 1995, our Diversified Products Companies achieved good volume growth in Mexico, Canada, Europe and Russia.

PRODUCT PHOTOS CONTAINED IN THIS SEGMENT:  Inland Valley Crinkle
Cut Fries, Arrow hardwood charcoal briquets, Singleton Breaded
Butterfly Shrimp, Aurelmar seafood product.

PHOTOS AND CUTLINES IN THIS SEGMENT:
French fry plant: Lamb-Weston's Hermiston, Oregon potato processing plant produces one million pounds of potato products a day.

REFRIGERATED FOODS
     Refrigerated Foods' relatively modest 4.5-percent operating profit increase masks excellent results in many segment businesses including pork, beef, cheese and turkey. Operating profit increased 20 percent excluding chicken products, a business moved to the Refrigerated Foods Companies in fiscal 1995's second half. Segment sales decreased 2 percent primarily because lower raw materials costs were passed through as lower selling prices in meat products.

REFRIGERATED FOODS

2 Pie Charts:

          1)   Sales               56.0%
          2)   Operating Profit    32.2%

Copy:

          Segment Sales (in millions)

          1995      $13,509.5
          1994       13,836.2
          % Change     - 2.4%

          Segment Operating Profit (in millions)

          1995      $  416.4
          1994         398.6
          % Change    + 4.5%


REFRIGERATED FOODS

                     (PHOTO OF LEE LOCHMANN)

Cutline:  Lee Lochmann
          President & Chief Operating Officer
          ConAgra Refrigerated Foods Companies



Strategic Focus

"We have a huge opportunity to leverage our resources in refrigerated foods. We are targeting the processes that make significant differences in our businesses' results -- customer service, transportation, support services and product development. We also are increasing our focus on foodservice, exports and byproducts. As we add value to our infrastructure, we continue to add value to our products. Improved margins are the payoff."

                              - Lee Lochmann


REFRIGERATED FOODS
     ConAgra Refrigerated Foods Companies include our companies that produce and market branded processed meats, deli meats, beef and pork products, chicken and turkey products, lamb products and cheese products. These companies share common distribution characteristics and many synergistic opportunities among the businesses and in the marketplace. We created "Refrigerated Foods" in fiscal 1995, bringing together our red meat, processed meat, poultry and cheese businesses to exploit these opportunities.
     Our processed meat brands include Armour, Swift Premium, Eckrich, Butterball, Healthy Choice, Longmont, Cook's, Hebrew National, Brown 'N Serve, Golden Star, Decker, Webber's, Falls Poultry and National Deli. Products include hot dogs, bacon, hams, sausages, cold cuts, turkey products and kosher products. Processed meat sales, excluding turkey-based products are about $1.7 billion annually.
     New products introduced in fiscal 1995 include a 19-item line of Butterball fat-free turkey-based processed meats including lunch meats, smoked sausage and franks (the industry's first complete line of fat-free turkey-based processed meats), Healthy Choice Deli Thin Sliced Corned Beef and Deli Thin Sliced Peppered Turkey Breast, Healthy Choice Deli Style Franks, Healthy Choice Smoked Sausage, Healthy Choice Polska Kielbasa, Healthy Choice Breakfast Sausage and Armour Premium Pork Loin and Pork Roast products.
     Overall processed meat earnings were below fiscal 1994's strong level, mainly due to depressed results in one business. Manufacturing problems at the kosher products business caused a severe drop in earnings, but most of the issues are now behind us.
     Healthy Choice packaged and deli meats had another extraordinary year, with double-digit growth in unit volumes. Healthy Choice Franks reached the number three spot in hot dog sales (dollars). Healthy Choice also helped the deli products business achieve a substantial earnings gain. Fiscal 1996 should be a successful year for the processed meat companies. We expect an earnings increase.
     ConAgra's fresh meat businesses produce and market beef, pork and lamb products for customers in domestic and international markets.
     Annual sales of ConAgra's U.S.-based fresh meat companies exceed $7 billion. In fiscal 1995, these companies processed about 5.9 million head of cattle and over 9.5 million hogs. Annually, these companies produce more than four billion pounds of beef products and about 1.9 billion pounds of pork products. We also have cattle feeding operations that supply less than 15 percent of the needs for our U.S. beef plants.
     In addition to the U.S.-based meat businesses, ConAgra owns approximately 91 percent of Australia Meat Holdings Pty Ltd.
(AMH), a major Australian beef processor and exporter headquartered in Brisbane. AMH's annual production is about 900 million pounds of beef products; annual sales exceed $1 billion.
     Our beef businesses had a good year, with earnings substantially better than in fiscal 1994. Good livestock availability was a plus, but our beef businesses also made good progress in plant efficiencies and customer responsiveness. Cattle feeding earnings, which generally run counter to processing results, were down in the first half of the year, but improved in the second half.
     AMH's profit contribution declined in fiscal 1995, largely due to more expensive cattle as a result of drought in Australia. AMH also absorbed expenses related to labor issues not yet resolved. The fiscal 1996 outlook is good, but tempered somewhat by labor issues and the natural hedge that occurs when U.S. beef is more competitively priced than Australian beef.
     The fresh pork business had an excellent year, primarily due to raw material availability, improved marketing and a strong management focus on value-based procurement and production efficiencies. The pork business expanded distribution of its line of case-ready Armour Premium branded pork products, growth that will continue in fiscal 1996.
     We are investing substantial capital in our fresh meat businesses to be more efficient in our plants and more effective in the marketplace. In fiscal 1996 we plan continued earnings growth in beef and good results in pork, though below fiscal 1995 due to tighter raw material supplies.
     Beatrice Cheese Company is a producer and marketer of cheese products and dessert toppings. Annual sales exceed $900 million. Branded products include Healthy Choice fat-free cheese, Treasure Cave blue cheese, County Line natural cheeses, Pauly cheeses for foodservice markets and Reddi-Wip dessert toppings.
     Fiscal 1995 was an excellent year for Beatrice Cheese, with dramatically improved earnings and sharper focus on the strengths of the business. A noncompetitive plant was closed, a strategic acquisition was accomplished, and product mix was improved as Beatrice Cheese emphasized processed and value-added cheese products. Beatrice Cheese acquired Dorman Roth Foods, Inc., a producer of cheese products, principally processed cheese products for foodservice markets.
     Cheese consumption in fiscal 1995 was up slightly, but the fat-free segment of the market showed robust growth. Healthy Choice fat-free cheese products were strong performers in the marketplace during fiscal 1995, and Beatrice Cheese overall volumes were up significantly. We expect that Beatrice Cheese earnings will increase again in fiscal 1996.
     Our chicken and turkey businesses are leading producers and marketers of chicken and turkey products for retail and foodservice markets. Principal chicken brands are Butterball, Country Pride, Country Skillet, To-Ricos, Water Valley Foods and Blue Coach. Principal turkey brands are Butterball and Longmont.
     Our chicken products company had fiscal 1995 sales of more than $1.5 billion. Our turkey products company had sales of more than $600 million. Our broiler chicken production volume for the year was about 1.6 billion dressed pounds. More than 600 million pounds of turkey products were sold.
     During fiscal 1995, demand for poultry products continued strong, driven by generally good export markets (with Mexico as the obvious exception) and increasing fast-food demand linked to new product introductions.
     Fiscal 1995 was a dismal year for our chicken products business. ConAgra Poultry Company suffered from sluggish sales, organizational issues and some production inefficiencies. The major issues have been identified and are being resolved, and the business is being restructured. We intend to improve performance in fiscal 1996.
     Bright spots in fiscal 1995 included expanded distribution of the premium Butterball Chicken line of boneless and bone-in products, improved earnings in our Puerto Rico chicken business, and a strengthened management team for ConAgra Poultry.
     Butterball Turkey Company, which includes the Butterball and Longmont businesses, improved earnings substantially in fiscal 1995. Butterball improved market positions for some of their best-selling turkey products, whole turkeys and cold cuts. Efficiencies in the Butterball business also contributed to the improved results. New Butterball turkey products introduced in fiscal 1995 include a fully cooked half breast of turkey, a complete holiday dinner and a line of fat-free fresh turkey products.
     Longmont increased volumes, but because this business exports a significant portion of their products to Mexico, earnings were hurt some by the devaluation of the peso. We expect that our turkey businesses will increase earnings in fiscal 1996, even if the economy in Mexico does not improve.
     Country Skillet Catfish Company, ConAgra's joint venture catfish products company, increased its earnings to a record level, due to plant improvements and better balance of fish supply and demand.
     To improve focus on our core businesses, two of our refrigerated foods businesses were sold during fiscal 1995:
Berliner & Marx produces and markets Plume de Veau veal products, and ConAgra Consumer Direct included the Pfaelzer Brothers and Ace catalog businesses. Early in fiscal 1996, the Alum Rock Foodservice business, which distributes cheese products on the West Coast, was sold.
     Our refrigerated foods businesses have in progress promising initiatives to take advantage of their total resources to tap the synergies among the businesses. Infrastructure enhancements in customer service, transportation, business processes, technology, product development and support services are being aggressively pursued. These enhancements, along with an increased focus on foodservice, export markets and byproducts, are geared to contribute meaningfully to earnings in future years. The Refrigerated Foods Companies also are strategically focused on adding value to their products, thereby improving their margins.
     We expect these overall strategies and the initiatives of the individual operating companies to result in earnings growth for ConAgra Refrigerated Foods in fiscal 1996.

PRODUCT PHOTOS CONTAINED THROUGHOUT THIS SEGMENT INCLUDE:
Eckrich Lunch Makers, Healthy Choice Deli Thin Sliced Honey Ham,
Armour Boneless Pork Roast, Healthy Choice Fat Free Cheese,
Country Pride Chicken Breasts, Butterball cold cuts and Hebrew
National Beef Franks.

PHOTOS AND CUTLINES CONTAINED IN THIS SEGMENT INCLUDE:
     Woman at Butterball plant: Packaging manager Trudy Bennett, at the ConAgra Poultry processing plant in Farmerville, Louisiana, makes sure Butterball products look good to consumers.
     Two photos at ham plant: Self-managing teams of workers are responsible and accountable for results at Armour Swift-Eckrich's new Jonesboro, Arkansas meat processing plant. In the large photo, line worker Dorothy Brodie and group coordinator Jerry McCormick are producing Healthy Choice deli turkey.
Participating in an employee work team meeting, left to right, are Gregory Young, Joanne Iwan, Joe Griffin, Jason Sitz and Jennifer Pittman.
     Man at computer: Monfort's computerized order fulfillment system, the state of the art in customer service and responsiveness, is an example of Refrigerated Foods' increasing focus on improving their business processes. Monfort's Deon Rojas works with the system at the Greeley, Colorado plant.


FOOD INPUTS & INGREDIENTS
     Many businesses contributed to Food Inputs & Ingredients'
14.5 percent operating profit growth. They include the major inputs business -- United Agri Products -- as well as specialty grain products, feed ingredient merchandising, Caribbean processing operations and the international fertilizer business. The segment's 8-percent sales gain was sparked by volume growth in United Agri Products and international fertilizer.

FOOD INPUTS & INGREDIENTS

2 Pie Charts:

          1)   Sales               24.1%
          2)   Operating Profit    19.1%


Copy:

          Segment Sales (in millions)

          1995           $5,799.8
          1994            5,380.5
          % Change         + 7.8%

          Segment Operating Profit (in millions)

          1995           $  246.7
          1994              215.5
          % Change        + 14.5%


INPUTS


                  (PHOTO OF FLOYD MCKINNERNEY)


Cutline:  Floyd McKinnerney
          President & Chief Operating Officer
          ConAgra Agri-Products Companies


Strategic Focus

"We are building on two principal strengths: distribution and technology. We are expanding and leveraging our crop input distribution systems by entering new U.S. and international markets and by adding to our product mix. We are exploiting our strong technology base to help our distribution businesses grow and to develop promising new businesses and products for agricultural and industrial markets."

                              - Floyd McKinnerney


INPUTS

     CROP PROTECTION CHEMICALS AND FERTILIZER PRODUCTS
     ConAgra Agri-Products Companies' major businesses provide inputs -- crop protection chemicals, fertilizers and seeds -- that farmers need to grow their crops. ConAgra Agri-Products Companies also include our specialty retailing businesses and our participation in a number of developmental businesses.
     United Agri Products (UAP) is the leading distributor of crop protection chemicals to North American markets and a major marketer of fertilizers. UAP serves customers in most major agricultural areas of the U.S. and Canada. UAP distributes a broad line of pesticides and fertilizers manufactured by major chemical and fertilizer companies, formulates and distributes its own products under the Clean Crop label, operates Cropmate retail outlets in the Midwest and Louisiana, and markets animal health care products. Annual sales are about $2.3 billion.
     During fiscal 1995, UAP continued to grow its crop input business across the U.S. and Canada, expanded on both coasts of Mexico and in the U.K., and formed a joint venture in Chile that will serve as a base for growth in South America. UAP also achieved good growth in its seed distribution and horticultural supply businesses, but divested a substantial portion of its animal health business. The animal health business was unprofitable in fiscal 1995.
     The international fertilizer business became part of ConAgra's Trading & Processing Companies at the beginning of fiscal 1995. Blue Ribbon Energy, a small business that traded propane and other energy-related products, ceased operations during the year.
     UAP continued to focus on providing environmental education services to dealers and their customers to promote safe and responsible use of agricultural chemicals. UAP also continued its national leadership efforts to increase chemical container recycling.
     Fiscal 1995 was a good year for the crop inputs sector. Growing conditions were favorable in most U.S. regions, illustrated by good increases in corn and cotton acres planted, up eight and four percent respectively.
     UAP benefited along with U.S. farmers. With significant growth in pesticide and fertilizer sales and earnings, UAP achieved its twelfth consecutive year of record sales and earnings.
     The fiscal 1996 outlook for the crop protection chemical and fertilizer businesses is guardedly optimistic. A cool, wet, late spring in 1995 delayed early spring sales in the midwestern U.S., but UAP expected to recoup some of the lost volume later in the season. Conditions outside the Midwest were better, and UAP's geographic balance should help this company achieve another year of increased earnings.

     JOINT VENTURES
     ConAgra Agri-Products Companies' joint ventures with DuPont draw on renewable resource technology to develop innovative and environmentally friendly products and solutions for agricultural and industrial markets.
     The largest joint ventures with DuPont, NutriBasics Company and DuCoa, manufacture and market nutrient additives for animal feeds. DuCoa also sells products to food and nutraceutical markets. Earnings for NutriBasics and DuCoa increased in fiscal 1995.
     ConAgra and DuPont also have a number of smaller joint venture developmental companies with good growth potential for the future. Enpac, for example, manufactures and markets packing materials, including the leading biodegradable packing product on the market. Biologics is developing natural antibody products for use in the animal feed industry. Biotechnical Resources is a research company and a specialist in fermentation that develops new products involving biotechnology.
     Some joint ventures already are operating profitably. Overall results improved in fiscal 1995, and we expect strong demand for several innovative new products in development by these companies.

     SPECIALTY RETAILING
     ConAgra's specialty retailing businesses include 123 Country General stores (operating under the names Country General, Wheelers, S & S, Sandvig's, Peavey Ranch and Home, and Anfinson's) and 93 fabric and craft stores (operating as Northwest Fabrics & Crafts and Rainbow Bay Crafts).
     Country General Stores carry merchandise targeted for country living, including clothing, boots and other footwear, housewares, lawn and garden supplies, farm and ranch supplies, hardware, animal care products and sporting goods. Seven new stores were opened during fiscal 1995; no stores were closed.
     Country General's sales were up moderately in fiscal 1995, but operating profit declined substantially. A generally tough retail environment was further stressed by the unusually cool, wet spring in the midwestern U.S., the location of more than half of Country General's stores. Sales were down in a number of major categories (lawn and garden, agricultural supplies, etc.) as a result. Sales and earnings are expected to return to traditional levels in fiscal 1996.
     Northwest Fabrics & Crafts stores are complete fabric and craft stores, and Rainbow Bay Crafts sell a full line of craft items. No new fabric and craft stores opened during the year, and four under-performing stores were closed.
     Fiscal 1995 operating profit for the fabric and craft stores was dramatically better than fiscal 1994's disappointing results. Sales were about even year-to-year. The year's improvement in operating profit was driven by better inventory and expense control, more effective advertising and across-the-board operating efficiencies. In fiscal 1996, several stores will be closed, and we expect continued earnings improvement.
     For much of fiscal 1995, our specialty retailing businesses were for sale. Late in the year, however, after determining that we could not reach an agreement in the best interest of ConAgra stockholders, the businesses were taken off the market indefinitely. Dyno Merchandise, Inc., a marketer of home sewing accessories, was sold during the year.


FOOD INGREDIENTS

                      (PHOTO OF TOM MANUEL)

Cutline:  Tom Manuel
          President & Chief Operating Officer
          ConAgra Trading and Processing Companies



Strategic Focus


"We're well down the road on our strategy of expanding beyond traditional commodity trading and processing to provide value-added food products and ingredients to our customers. We will continue to make strategic investments in our basic commodity businesses, to streamline our businesses and to strengthen our management teams. And we will continue to aggressively develop value-added products and seek acquisitions that support our value-added growth strategy."

                              - Tom Manuel


FOOD INGREDIENTS

     GRAIN PROCESSING
     The businesses in this segment are involved primarily in the processing, distribution or trading of ingredients for food products and meat and poultry production.
     ConAgra's grain processing businesses include flour milling in the U.S., Canada and Puerto Rico; oat milling in the U.S., Canada and the United Kingdom; dry corn milling in the U.S. and Germany; tortilla manufacturing in the U.S.; barley malting in Australia, China, Denmark and the U.K.; specialty food ingredient manufacturing and marketing in the U.S.; feed ingredient merchandising in the U.S., Canada and Mexico; and animal feed production and marketing in the U.S., Puerto Rico, Spain and Portugal.
     ConAgra Flour Milling is a leader in the U.S. flour milling industry with 27 mills in 14 states and seven jointly owned mills, three in the U.S. and four in Canada. Annual flour volume, including the jointly owned mills, is about nine billion pounds. Daily milling capacity is about 34 million pounds.
     Fiscal 1995 was another challenging year for the flour milling industry, with overcapacity for durum and soft wheat milling, poor-quality wheat and new competitors in the industry.
     ConAgra Flour Milling's results were hurt primarily by the overcapacity in durum wheat milling, a weak market for durum semolina and a poor performance in Canada. Earnings were below plan and fiscal 1994. During fiscal 1995, ConAgra Flour Milling completed a major expansion at a Pennsylvania mill and restructured its operation. The business is now organized regionally to enhance customer service and responsiveness. We expect stronger earnings in fiscal 1996.
     ConAgra Specialty Grain Products Company includes the oat milling, dry corn milling and barley malting businesses, and Casa de Oro Foods, a manufacturer of wheat flour tortillas for retail and foodservice customers. During fiscal 1995, ConAgra Specialty Grain expanded the tortilla business and added further-processing capacity in its major U.S. oat mill. ConAgra Specialty Grain's joint venture in China purchased a malting plant in China, signed long-term contracts with brewers and plans further expansion.
     ConAgra Specialty Grain had a good year in fiscal 1995, with earnings substantially above plan and the previous year. The good results were led by the tortilla, oat products and dry corn products businesses. The malting business operated well above plan, but below the previous year's strong results.
     We expect lower earnings in fiscal 1996 for the Specialty Grain businesses, mainly because the malting business will be adversely affected by a severe drought and the resulting barley shortage in Australia. During fiscal 1996, ConAgra Specialty Grain will begin operating its joint venture barley malting plant now being constructed in Denmark. The joint venture partner, Carlsberg, will buy a portion of the plant's output for use in their brewing activities in Denmark.
     Our feed ingredient merchandising business had an outstanding year, with good volume and earnings growth, aided by volatile markets. Earnings increased in our processing businesses in Spain and Portugal, helped by a good performance in the feed businesses.
     In fiscal 1995, our grain processing business in Puerto Rico was restructured, and progress was made in a labor dispute. We plan to invest significant capital in fiscal 1996 to further improve our milling operations in Puerto Rico.
     United Specialty Food Ingredients Companies manufacture and market a broad line of natural spices, blending seasonings, natural flavors, spray-dried food ingredients, meat-flavored sauces, gravies and soup bases, food oils, lard and processed eggs. Fiscal 1995 was the first full year that Cal-Compack, a food ingredient business formerly part of Hunt-Wesson, was part of United Specialty Food Ingredients. Excluding Cal-Compack, United Specialty Food Ingredients' earnings were at a record level, led by good results in the specialty distribution and spice businesses. Due to Cal-Compack's poor results, however, earnings declined for United Specialty Food Ingredients.
     Total grain processing earnings increased in fiscal 1995.
We expect another increase in fiscal 1996.

     DISTRIBUTION AND TRADING
     ConAgra's distribution and trading businesses, which primarily move food and feed ingredients from areas of surplus to areas of need, include offices in 14 nations and extensive merchandising facilities and transportation assets in the United States.
     Major businesses and their primary products are Peavey Grain Company (grain) and Klein-Berger Company (pulses -- dry edible beans, peas and lentils). The International Group's businesses include international fertilizer trading, the Australian wool business, a soybean crushing business in Argentina and European commodity trading.
     We are streamlining the distribution and trading businesses to concentrate on core businesses with promising growth prospects. During fiscal 1995, we sold Geldermann, Inc., a financial services business, and a wood trading business, and exited the dried fruit and nut trading business. Early in fiscal 1996, we sold Petrosul International Ltd., a Canadian sulfur business.
     ConAgra's distribution and trading companies in total increased earnings significantly in fiscal 1995. Decreases in grain merchandising and the pulse business were more than offset by gains in the International Group.
     The largest business, Peavey Grain Company, operated below plan and the previous year. Grain trading results were unsatisfactory, hurt in part by a slow export market in the first half of fiscal 1995. The poor grain trading results were somewhat offset by good results in Peavey's barge business, thanks to strong demand and fewer industry barges. Peavey management has been strengthened, the business has been restructured, and we expect better results in fiscal 1996.
     Klein-Berger's earnings decreased, hurt by an oversupply of U.S. edible beans and, late in the year, by wet weather in Michigan where the company has a farm supply business.
     The International Group had an outstanding year, despite losses associated with closing the dried fruit and nut trading business. The strongest results were turned in by the international fertilizer trading business, which benefited from increases in planted acres in the Western Hemisphere and very strong Asian demand. Earnings increased for the sulfur business, the Australian wool business and the soybean crushing business.
     We expect another earnings increase for our distribution and trading businesses in fiscal 1996. And we are optimistic about the long-term prospects for these businesses as global demand surges and trade barriers come down.

PRODUCT PHOTOS CONTAINED THROUGHOUT THIS SEGMENT INCLUDE:
     dyna-gro Cottonseed, April 1995 CPM Magazine cover, Country
General logo, Northwest Fabrics & Crafts logo, ConAgra Buccaneer
Bakers Flour, Amapola Corn Meal and Jack Rabbit medium grain rice.

PHOTOS AND CUTLINES CONTAINED IN THIS SEGMENT INCLUDE:
     Satellite disk and barn: United Agri Products' "AgraLink" program links UAP, growers and dealers by phone, satellite and direct mail. AgraLink offers growers services from agronomic consulting to financial management -- and provides UAP and dealers with vital customer information. UAP's CPM magazine, which focuses on the safe, effective use of crop protection chemicals, is the nation's first satellite-delivered ag magazine.
     Farmer in corn field: UAP California's Chuck Repking checks the corn crop in Imperial Valley, California, for insect damage.
     Lady at tortilla plant: Packaging line employee Lan Nguyen, in Casa de Oro Foods' pilot plant in Omaha, Nebraska, makes sure tortillas meet customer specifications.
     Two photos of the Kalama elevator: On a typical day, 1.4 million bushels of corn are exported from ConAgra Grain's export elevator at Kalama, Washington. In the larger photo, a ship is being loaded with corn at the Kalama elevator.


CORPORATE CITIZENSHIP
     ConAgra is strongly committed to good corporate citizenship in the communities where our employees work and live. We aim to have a lasting, positive impact on the quality of life in these communities and, as our focus on sustainable development illustrates, on the broader "global" community we all share.

1995 CONAGRA FOUNDATION COMMUNITY SERVICE AWARDS
     ConAgra independent operating companies nominate organizations for these awards, which this year ranged from $10,000 to $25,000. Winners are selected for their outstanding achievements and leadership in their communities. In 1995, 16 organizations in 12 ConAgra communities shared $250,000 as winners of annual ConAgra Foundation Community Service Awards. We feature three of the winners on this page.

Photo cutlines:
     The ConAgra Foundation Community Service Award given to A Woman's Place in Greeley, Colorado, is being used to provide parenting assistance for mothers who are the victims of domestic violence. ConAgran Paul Gentle, cash finance manager for United Agri Products Companies in Greeley, is treasurer of the board of directors for A Woman's Place.

     Vietnamese Social Services of Minnesota is using the award money to help fund programs for the Vietnamese Community in Minnesota. ConAgran Joel Krueger, employee relations supervisor at Golden Valley Microwave Foods in Edina, Minnesota, helps place Vietnamese refugees in jobs at Golden Valley. He also works with them on job application and interview skills.

     The award to the Anaheim Family YMCA in Anaheim, California, is providing child care subsidies for low-income families and partially funding a therapeutic aquatics program for low-income seniors. ConAgran Kay Carpenter, manager of corporate communications at Hunt-Wesson, serves on the board of the Anaheim Family YMCA and is one of the many Hunt-Wesson volunteers for this organization.

     SUSTAINABLE DEVELOPMENT
     ConAgra is committed to an environmental policy known as sustainable development. Sustainable development is defined as "development that meets the needs of today without compromising the ability of future generations to meet their own needs." We illustrate here two examples of ConAgra's sustainable development commitment, one a charitable program and one an initiative of a ConAgra independent operating company.

Photo cutlines:
     A $262,500 ConAgra Foundation grant to The Nature Conservancy is funding a five-year demonstration project designed to show how crop production, wildlife habitat and clean water can coexist. The project site is a 174-acre farm along the Platte River in central Nebraska, an area that is a major roost site for sandhill cranes. The Nebraska Environmental Trust is a co-funder of the project, which is a joint effort of the Conservancy and the University of Nebraska.

     ConAgra company Lamb-Weston is setting industry standards for wastewater treatment. Lamb-Weston's Richland, Washington plant turns potato processing wastewater into clean water for crop irrigation. A new system at the plant will allow water to be cleaned then returned to the Yakima River, benefiting the fish population and the river flow. Bryan Taylor, Lamb-Weston product manager, is shown in the photo.




SALES & OPERATING PROFIT BY SEGMENT
Dollars in millions
-------------------------------------------------------------------------------
Fiscal Year            1995        1994        1993        1992        1991
-------------------------------------------------------------------------------

GROCERY/DIVERSIFIED PRODUCTS

Sales               $ 4,799.6   $ 4,295.4   $ 4,103.6   $ 4,140.0   $ 3,732.4
  Percent of
  total                  19.9%       18.3%       19.1%       19.5%       18.5%
Operating profit        629.9       526.4       477.5       412.5       440.5
  Percent of
  total                  48.7%       46.1%       45.4%       39.3%       44.7%

-------------------------------------------------------------------------------

REFRIGERATED FOODS

Sales               $13,509.5   $13,836.2   $12,408.6   $12,098.1   $12,055.7
  Percent of
  total                  56.0%       58.8%       57.6%       57.0%       59.7%
Operating profit        416.4       398.6       354.1       402.8       343.0
  Percent of
  total                  32.2%       35.0%       33.7%       38.3%       34.8%

-------------------------------------------------------------------------------

FOOD INPUTS & INGREDIENTS

Sales               $ 5,799.8   $ 5,380.6   $ 5,006.9   $ 4,980.9   $ 4,389.3
  Percent of
  total                  24.1%       22.9%       23.3%       23.5%       21.8%
Operating profit        246.7       215.5       219.4       235.1       202.5
  Percent of
  total                  19.1%       18.9%       20.9%       22.4%       20.5%

-------------------------------------------------------------------------------

TOTAL

Sales               $24,108.9   $23,512.2   $21,519.1   $21,219.0   $20,177.4
Operating profit*     1,293.0     1,140.5     1,051.0     1,050.4       986.0
Interest expense        258.1       239.6       246.4       302.0       290.2
General corporate
  expense**             137.6       107.5       101.5        89.3        83.1
Goodwill
  amortization           71.4        73.4        71.7        71.4        56.0
                     ________   _________   __________   ________   _________

Income before
  income taxes      $   825.9   $   720.0   $   631.4   $   587.7   $   556.7

-------------------------------------------------------------------------------


New Segments in Fiscal 1995: Beginning with our reporting of fiscal 1995 results, we have revised our industry segments to portray better ConAgra's business mix and balance. The "Grocery/Diversified Products" and "Refrigerated Foods" segments were in past years combined as the "Prepared Foods" segment. The new "Food Inputs & Ingredients" segment combines two past segments: "Agri-Products" and "Trading & Processing."

* Operating profit is profit before interest expense (except financial businesses), goodwill amortization, general corporate expense and income taxes.

** The increase in fiscal 1995 general corporate expense reflects the distributions on a subsidiary's preferred securities issued in April and June 1994 and February 1995.



ELEVEN-YEAR RESULTS

Five-year results, shown first, include restatements in prior years.* Eleven-year results are shown as actually reported in all years.

Dollars in millions except per share amounts
_______________________________________________________________________________

Fiscal Year         1995         1994         1993         1992       1991
______________________________________________________________________________

FOR THE YEAR (Restated)

Net sales           $24,108.9   $23,512.2     $21,519.1   $21,219.0   $20,177.4
Income from
  continuing
  operations (1)        495.6       437.1         391.5       372.4       332.0
Earnings per
  common and common
  equivalent share -
  continuing
  operations (1)        $2.06       $1.81         $1.58      $1.50        $1.42
Cash dividends
  declared per
  share of common
  stock                 $.803       $.695         $.600      $.520        $.445

AT YEAR END (Restated)
Total assets        $10,801.0   $10,721.8     $ 9,988.7  $ 9,758.7     $9,852.4
Senior long-term
  debt (noncurrent)   1,770.0     1,440.8       1,393.2    1,694.4      1,886.8
Subordinated long-
  term debt
  (noncurrent)          750.0       766.0         766.0      430.0        430.0
Preferred securities of
  subsidiary company    525.0       100.0          --         --            --
Redeemable
  preferred stock       354.9       355.6         355.9      356.0        356.1


(1) 1993 amounts are before a one-time cumulative effect of change in accounting for nonpension postretirement benefits.





ELEVEN-YEAR RESULTS

-------------------------------------------------------------------------------
Fiscal Year               1995            1994       1993       1992       1991
-------------------------------------------------------------------------------
FOR THE YEAR (As actually reported)

Net sales                 $24,108.9   $23,512.2  $21,519.1  $21,219.0 $19,504.7
Equity in earnings of
  affiliates                    3.4         5.2       25.4       17.5      23.6
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle                   825.9       720.0      631.4      587.7     515.2
After-tax income from
  continuing operations and
  before cumulative effect
  of change in accounting
  principle                   495.6       437.1      391.5     372.4      311.2
Net income                    495.6       437.1      270.3     372.4      311.2
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle                 $2.06      $1.81       $1.58     $1.50      $1.42
Net income                    $2.06      $1.81       $1.06     $1.50      $1.42
Cash dividends declared
  per share of common stock   $.803      $.695       $.600     $.520      $.445
Market price per share
  of common stock
  High                       $34.50     $29.38      $34.25    $36.25     $32.50
  Low                        $28.25     $23.00      $22.75    $24.50     $19.67
  Last                       $32.25     $28.50      $25.13    $25.88     $30.33
Weighted average number
  of common and common
  equivalent shares out-
  standing (in millions)      229.0      228.5       233.0     231.9      205.3
Additions to property,
  plant and equipment,
  including acquisitions     $557.2     $498.6      $392.7    $378.9   $1,159.9
Depreciation and
  amortization                375.8      368.4       348.7     319.3      250.8



-------------------------------------------------------------------------------
Fiscal Year               1995            1994       1993       1992       1991
-------------------------------------------------------------------------------

AT YEAR END (As actually reported)

Total assets              $10,801.0   $10,721.8  $ 9,988.7   $9,758.7  $9,420.3
Current assets              5,140.2     5,143.3    4,486.7    4,371.2   4,342.9
Current liabilities         3,964.9     4,752.8    4,272.6    4,081.3   4,087.4
Working capital             1,175.3       390.5      214.1      289.9     255.5
Property, plant and
  equipment, net            2,796.0     2,586.3    2,388.2    2,276.8   1,941.5
Capital investment          6,836.1     5,969.0    5,716.1    5,677.4   5,332.9
Senior long-term debt
  (noncurrent)              1,770.0     1,440.8    1,393.2    1,694.4   1,663.0
Subordinated long-term
  debt (noncurrent)           750.0       766.0      766.0      430.0     430.0
Preferred securities of
  subsidiary company          525.0       100.0       --         --        --
Redeemable preferred
  stock                       354.9       355.6      355.9      356.0     356.1
Common stockholders'
  equity                    2,495.4     2,226.9    2,054.5    2,232.3   1,817.4
Stockholders' equity
  (all classes)             2,850.3     2,582.5    2,410.4    2,588.3   2,173.5
Common stockholders'
  equity per share           $11.03       $9.86      $9.02      $9.62     $8.67


ELEVEN-YEAR RESULTS (CONT.)

-------------------------------------------------------------------------------
Fiscal Year         1990      1989      1988      1987      1986      1985
-------------------------------------------------------------------------------

FOR THE YEAR (As actually reported)
Net sales           $15,501.2 $11,340.4 $9,475.0  $ 9,001.6 $ 5,911.0 $ 5,498.2
Equity in earnings
  of affiliates          18.1    --         10.5        2.8       3.1       1.9
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle             356.9     312.2    240.1      271.5     180.3     151.6
After-tax income from
  continuing operations
  and before cumulative
  effect of change in
  accounting principle  231.7     197.9    154.7      148.7     105.3      91.7
Net income              231.7     197.9    154.7      148.7     105.3      91.7
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle           $1.25     $1.09     $.86       $.82      $.68      $.59
 Net income             $1.25     $1.09     $.86       $.82      $.68      $.59
Cash dividends declared
  per share of common
  stock                 $.385     $.331    $.288      $.249     $.215     $.187
Market price per share
  of common stock
  High                 $21.25    $15.89   $16.89     $15.11    $12.47     $7.64
  Low                  $14.11    $12.00    $9.28     $11.03     $7.55     $5.04
  Last                 $20.50    $15.22   $12.33     $11.89    $12.39     $7.55
Weighted average
  number of common and
  common equivalent
  shares outstanding
  (in millions)         184.8     180.8    178.2      179.0     152.7     151.9
Additions to property,
  plant and equipment,
  including
  acquisitions         $349.3    $241.1   $196.3     $178.3    $112.4     $97.5
Depreciation and
  amortization          129.7     101.7     89.5       77.4      53.6      45.9



-------------------------------------------------------------------------------
Fiscal Year         1990      1989      1988      1987      1986      1985
-------------------------------------------------------------------------------

AT YEAR END (As actually reported)

Total assets        $4,804.2  $4,278.2  $3,042.9  $2,482.5  $1,819.7  $1,547.1
Current assets       3,347.7   3,160.4   2,076.2   1,707.1   1,283.5   1,062.9
Current
  liabilities        2,967.5   2,651.5   1,636.1   1,236.6     926.2     755.3
Working capital        380.2     508.9     440.1     470.5     357.3     307.6
Property, plant and
  equipment, net     1,034.7     825.5     696.1     601.9     427.1     373.8
Capital investment   1,836.7   1,626.7   1,406.8   1,245.9     893.5     791.9
Senior long-term
  debt (noncurrent)    605.4     530.1     489.9     428.7     309.0     261.9
Subordinated long-term
  debt (noncurrent)     30.0      30.0       --        --        --        --
Preferred securities of
  subsidiary company     --         --       --        --        --        --
Redeemable preferred
  stock                  2.2       8.7       9.6      13.3      14.2      23.6
Common stockholders'
  equity             1,095.8     949.5     814.4     722.5     510.5     458.3
Stockholders' equity
  (all classes)      1,098.0     958.2     824.0     735.8     524.8     481.8
Common stockholders'
  equity per share     $5.95     $5.25     $4.64     $4.12     $3.43     $3.07



*In the five-year table: Fiscal year 1991 was restated in fiscal 1992 to reflect the merger with Golden Valley Microwave Foods, Inc. which was accounted for as a pooling of interests.

Per share results reflect the following common stock splits: three-for-two in 1979, two-for-one in 1980, three-for-two in 1984, two-for-one in 1986, three-for-two in 1989 and three-for-two in 1991 (calendar years).

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

     Our objective here is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements. Unless otherwise indicated, years (1994, 1995, etc.) in this discussion refer to ConAgra's May-ending fiscal years.

FINANCIAL CONDITION
Capital Resources
     ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

Capital Investment
Dollars in millions

                                     1995       1994     % Change
                                   --------   --------   --------
Working capital                    $1,175.3   $  390.5     201%
                                   --------   --------
Property, plant & equipment, net    2,796.0    2,586.3       8
Intangible assets                   2,420.1    2,626.4      (8)
Other noncurrent assets               444.7      365.8      22
------------------------------------------------------
   Total noncurrent assets          5,660.8    5,578.5       1
------------------------------------------------------
Capital investment                 $6,836.1   $5,969.0      15
===============================================================

     During 1995, capital investment increased 15% as increases in working capital, property, plant and equipment and other noncurrent assets more than offset a decrease in intangible assets.
     Working capital increased $785 million. This increase will be used for, among other things, financing of the company's stock repurchasing program, which will fund the anticipated call and conversion of its Class E preferred stock in 1996, as more fully explained in the following sections.
     ConAgra invested $428 million in property, plant and equipment in 1995 and $395 million in 1994. In addition, ConAgra invested $379 million to acquire businesses in 1995 versus $61 million in 1994. Property, plant and equipment including acquisitions and divestitures, net of depreciation expense, increased $210 million in 1995. In 1996, ConAgra expects to invest about $550 million in additions to property, plant and equipment of present businesses. The additions accomplished in 1995 and planned for 1996 are broadly based investments in modernization, efficiency and capacity expansion; no single project accounts for a major share of the total additions.
     Intangible assets include approximately $1.9 billion of goodwill associated with ConAgra's acquisition of Beatrice Company in 1991. The net decrease of $206 million in intangible assets during 1995 resulted mainly from a reduction of Beatrice-related goodwill (see Financial Statements Note 13).
     This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. Over time, the assets are amortized and decline from an accounting standpoint. However, we invest on an expense-as-you-go basis to maintain and enhance the value of these assets. Consequently, the non-cash provision for goodwill amortization is a source of cash that can be used for any corporate purpose such as internal investment, acquisitions and dividends.
     In that respect, goodwill amortization is similar to net income -- it provides "decision cash." It amounted to $71 million in 1995 and $74 million in 1994, equal to 14% and 17% of net income. Goodwill amortization decreased in 1995 due to the reduction of Beatrice-related goodwill.
     On the other hand, depreciation of fixed assets is primarily a source of "replenishment cash" -- cash generally needed to repair and replace assets and maintain a going concern. Depreciation expense was $289 million in 1995 and $276 million in 1994.
     Cash from net income plus goodwill amortization -- what we call "cash earnings" -- is the primary funding source for growing ConAgra's capital investment and earning power over the long term. That is why we focus on cash earnings in our internal return on equity objective shown on page 4 of this report. In 1995, cash earnings totaled $567 million, up 11% from $511 million in 1994.
     We do not intend that cash earnings replace net income as reported in our financial statements, and cash earnings may not be a reliable measure of liquidity or cash generated by operations. Furthermore, there is no broadly accepted definition of cash earnings, and ConAgra's definition may not be comparable to similarly titled measures used by other companies.
     ConAgra financed its capital investment as shown in the "Capitalization" table.

Capitalization
Dollars in millions

                                     1995       1994     % Change
                                   --------   --------   --------
Senior long-term debt              $1,770.0   $1,440.8      23%
Other noncurrent liabilities          940.8    1,079.7     (13)
Subordinated long-term debt           750.0      766.0      (2)
Subsidiary's preferred securities     525.0      100.0     425
Preferred stockholders' equity        354.9      355.6      --
Common stockholders' equity         2,495.4    2,226.9      12
                                   --------   --------
Total capitalization               $6,836.1   $5,969.0      15
                                   ========   ========

     In 1995, senior long-term debt increased $329 million because short-term borrowings backed by long-term credit agreements and classified as long-term increased $385 million while other senior debt decreased.
     In 1995, subsidiary's preferred securities increased $425 million because ConAgra Capital, L.C., an indirectly controlled subsidiary of ConAgra, Inc., issued $425 million of preferred securities. The proceeds were loaned to ConAgra and used for general corporate purposes.
     Other noncurrent liabilities consist of estimated postretirement health care and pension benefits and reserves for estimated income tax, legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra. Other noncurrent liabilities decreased $139 million mainly because certain disputed tax liabilities were resolved with the Internal Revenue Service (see Financial Statements Note 13). It will require many years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes reserves are adequate.
     Preferred stockholders' equity consists almost entirely of ConAgra's Class E $25 cumulative convertible preferred stock.
The Class E preferred stock is initially callable on August 14, 1995 at $25.48 per share. ConAgra has indicated it intends to call some or all of the Class E preferred stock during calendar year 1995, subject to market conditions and approval by ConAgra's board of directors.
     If the conversion value exceeds $25.48, as currently is the case, ConAgra expects that calling the preferred stock will cause its holders to convert the preferred stock to ConAgra common stock. The 14.2 million shares of preferred stock are convertible to 14.4 million shares of common stock.
     In February 1995, ConAgra's board of directors authorized management to purchase up to 25 million shares of ConAgra common stock over time on the open market. Subsequently during fiscal 1995, ConAgra purchased and placed in treasury stock 3.6 million common shares at a cost of $118 million. In total during calendar 1995, ConAgra intends to purchase at least enough common shares to cover the anticipated conversion of the Class E preferred stock. ConAgra expects that purchasing these common shares and converting the Class E preferred stock will not materially affect fiscal 1996 earnings per share.
     Common stockholders' equity increased $269 million in 1995 mainly because net income exceeded cash dividends declared ($206 million) and the cost of shares purchased on the open market.

Financing Objectives
     ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.
     ConAgra conducts its financing through its corporate treasury department. Previously, ConAgra's food businesses and financial businesses were financed separately. However, as a result of the sale of Geldermann, Inc. in 1995 and cost considerations, the corporate treasury department now handles financing for all of ConAgra's businesses.
     ConAgra's long-term and short-term debt objectives and results are shown, as usual, with ConAgra's other financial objectives and results on pages 4 and 5 of our annual report. ConAgra met its long-term debt objective every year from 1976 through 1995, except 1991 and 1992 when we temporarily exceeded our self-imposed long-term debt limitation due to the Beatrice acquisition. ConAgra has met its short-term debt objective for the past 20 years.
     ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1995, ConAgra's senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB (Standard & Poor's), all investment grade ratings.
     Sale of commercial paper and bank financing provide short-term credit. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1995, short-term borrowing continued at interest rates significantly below the prime rate. Short-term debt averaged $2.31 billion in 1995 compared to $2.49 billion in 1994.
     ConAgra's use of operating leases in its financing activities emphasizes cancelable leases, particularly for transportation equipment. In 1995, cancelable lease expense increased $17 million to $119 million, and noncancelable lease expense decreased $15 million to $115 million.
     To maintain a conservative financial position, ConAgra focuses on cash flow as well as its balance sheet. ConAgra's plans incorporate cash flow sufficient to meet financing obligations, maintain plants and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing the company's leverage.

Asset Liquidity and Commodity Risk Management
     ConAgra operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses many different raw materials, the bulk of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain these as needed.
     Commodities are subject to price fluctuations which create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.
     Commodity price risk can be hedged by selling the end product at acceptable fixed prices to credit-worthy customers, or by buying or selling offsetting futures or options contracts on established commodity exchanges. The particular hedging methods employed by ConAgra depend on a number of factors, including availability of appropriate derivative contracts. At the end of 1995, 29% of ConAgra's total inventory was classified as "hedged commodity inventory."
     ConAgra's board of directors has established policies which limit the amount of unhedged commodity inventory permissible for ConAgra's independent operating companies. Processing company limits are expressed in terms of weeks of commodity usage. Trading businesses are generally limited to a dollar risk exposure stated in relation to equity capital.
     ConAgra monitors its commodity positions on a daily basis through the use of a companywide computer system. This system compares commodity positions with unhedged commodity limits established for its independent operating companies. The senior vice president and risk officer monitors these positions and reports compliance to the board of directors. ConAgra's total unhedged positions were well below established corporate limits for 1993 through 1995.
     Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.7 times property, plant and equipment at the end of 1994 and 1995. The seasonal nature and liquidity of ConAgra's current asset investments explain the company's significant use of short-term debt and emphasis on repaying short-term debt at year end.
     ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1995, total sales invoiced to customers were approximately $29.0 billion versus $24.1 billion reported net sales. This is because grain and feed ingredient merchandising transactions include only gross margins in reported sales.
     ConAgra's current ratio (current assets divided by current liabilities) was 1.30 to 1 at the end of 1995 and 1.08 to 1 at the end of 1994. The higher-than-normal current ratio at the end of 1995 reflects expected cash needs to repurchase common stock in anticipation of conversion of the Class E preferred stock during 1996.
     ConAgra's consolidated current ratio is a composite of various current ratios appropriate for our individual businesses. We focus more on appropriate use of short-term debt and trade credit financing than on the absolute level of our current ratio. Many of ConAgra's businesses are able to generate substantial trade credit which does not result in financing costs.

OPERATING RESULTS
     Operating results for ConAgra's industry segments and individual businesses were discussed extensively in the Business Review on pages 8 to 23 in this report. See pages 4 and 5 for a review of ConAgra's financial objectives and results. The discussion in this section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings.
     Net sales increased 2.5% in 1995 to $24.1 billion and 9.3% in 1994 to $23.5 billion.
     Businesses contributing to the 1995 sales increase included crop protection chemicals and fertilizer, potato products, frozen foods, cheese products, shelf-stable foods and grain processing. The net effect of businesses acquired in 1995 and businesses divested or discontinued in 1995 was additive to sales by more than $150 million. Sales decreased in meat and poultry businesses as lower selling prices, mainly due to passing through lower raw material costs, reduced sales by approximately $400 million.
     As of the beginning of 1994, ConAgra increased its investment in Australia Meat Holdings Pty Ltd. (AMH) from 50% to approximately 91% and accounted for AMH as a consolidated holding in 1994 versus an investment in affiliate in 1993. Consolidating AMH's results accounted for more than half of ConAgra's sales increase in 1994. Other businesses contributing to the 1994 sales increase included U.S. beef products, crop protection chemicals and fertilizer, potato products, grain processing, frozen foods, chicken products, shelf-stable foods and processed meats, in part due to an acquisition during 1993. Sales decreases in 1994 included pork products, affected by a plant closing, and grain merchandising.
     In 1995, gross margin (net sales minus cost of goods sold) increased $270 million or 8.8%. Gross margin as a percent of net sales increased to 13.8% in 1995 from 13.0% in 1994 due to margin improvement in a number of businesses including frozen foods, shelf-stable foods, potato products, beef and pork products and crop protection chemicals and fertilizer. In 1994, gross margin increased $181.3 million or 6.3%. Gross margin as a percent of net sales decreased to 13.0% in 1994 from 13.4% in 1993 primarily due to AMH's lower relative gross margin. Excluding AMH, the ratio was virtually unchanged.
     Selling, administrative and general expenses increased $139 million or 6.6% in 1995 and $77 million or 3.8% in 1994.
Selling, administrative and general expenses as a percent of net sales was 9.2% in 1995, 8.9% in 1994 and 9.4% in 1993. The higher ratio in 1995 reflects higher relative spending by a variety of businesses, distributions on ConAgra Capital's preferred securities and the effect of lower meat and poultry selling prices, partially offset by the divestiture of a financial business, which has a characteristically high ratio, and lower spending by some businesses. The lower ratio in 1994 compared to 1993 was due mainly to lower relative spending by AMH.
     Interest expense increased 9.4% in 1995 to $278 million, mainly due to higher short-term interest rates. Interest expense decreased 1.6% in 1994 to $254 million.
     Pretax earnings increased 14.7% to $826 million in 1995 and 14.0% to $720 million in 1994 before the cumulative effect of adopting SFAS 106 (see Financial Statements Note 14).
     Businesses contributing to the pretax earnings increase in 1995 included crop protection chemicals and fertilizer, specialty grain processing, feed ingredient merchandising, pork and beef products, turkey products, cheese products, frozen foods, shelf-stable foods, seafood and potato products. Businesses with lower pretax earnings included chicken products, packaged meats, specialty microwave products, private label products, and dried fruit and nuts, which was discontinued in 1995. Economic problems in Mexico had a negative effect on the earnings of several ConAgra businesses in 1995.
     Businesses contributing to the pretax earnings increase in 1994 included frozen foods, fresh red meat, potato products, chicken products, processed meats, seafood, crop protection chemicals and AMH. Businesses with lower pretax earnings included turkey products, cheese products, specialty retailing, and dried fruit and nuts.
     Net income increased 13.4% to $496 million in 1995 and 11.6% to $437 million in 1994 from $391.5 million in 1993 before the cumulative effect of SFAS 106 in 1993.
     Net income had lower percentage gains than pretax earnings due to rising income tax rates. The effective income tax rate increased from 38.0% in 1993 to 39.3% in 1994 and 40.0% in 1995.
The increase from 1993 to 1994 is mainly due to lower equity in earnings of affiliates -- decreasing from $25 million in 1993 to $5 million in 1994. Most taxes on these earnings are provided for before they are included in ConAgra's pretax earnings. AMH's move from affiliate status in 1993 to consolidated status in 1994 was the largest factor in the decline of equity in earnings of affiliates.
     Earnings per share increased 13.8% to $2.06 in 1995 and 14.6% to $1.81 in 1994 from $1.58 in 1993 before the cumulative effect of SFAS 106 in 1993. The cumulative effect of SFAS 106 was a noncash after-tax charge of $121 million or 52 cents per share, reducing 1993 net income to $270 million and earnings per share to $1.06.
     ConAgra is in the process of divesting certain non-core businesses. During 1995, ConAgra divested Consumer Direct (direct mail marketing), Dyno Merchandise, Inc. (home sewing accessories), Geldermann, Inc. (financial services), and Berliner & Marx, Inc. (meat products). In July 1995, ConAgra also completed the sale of Petrosul International (sulfur processing and marketing) and Alum Rock Foodservice (cheese distribution). Sales and earnings of the businesses divested and identified for divestiture are not material to ConAgra's results of operations. The company expects that the ultimate gain or loss on the divestiture program will not be significant to ConAgra's results of operations.
     ConAgra is required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," no later than fiscal 1997. ConAgra has not yet quantified the effect, if any, of implementation on the financial statements.

3 bar graphs:

               1991      1992      1993      1994      1995
----------------------------------------------------------------
Net Sales
in billions    $20.2     $21.2     $21.5     $23.5     $24.1


Net Income
in millions    $332.0    $372.4    $391.5*   $437.1    $495.6

Cash Earnings*
in millions    $388.0    $443.8    $463.2    $510.7    $567.0


*    Cash earnings are net income plus goodwill amortization.  In
     1993, net income is before the cumulative effect of adopting
     SFAS 106.

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MAY 28, 1995 AND MAY 29, 1994
Dollars in millions except per share amount

ASSETS                                                   1995       1994

Current assets:
  Cash and cash equivalents                         $    60.0  $   166.4
  Receivables, less allowance for doubtful
    accounts of $63.9 and $55.9 (Note 2)              1,540.0    1,586.6
  Margin deposits and segregated funds                    -        286.0
  Inventories (Note 3):
    Hedged commodities                                  925.4      723.4
    Other                                             2,241.9    2,161.0
                                                     --------   --------
    Total inventories                                 3,167.3    2,884.4
  Prepaid expenses                                      372.9      216.9
                                                     --------   --------
           Total current assets                       5,140.2    5,143.3
                                                     --------   --------

Property, plant and equipment:
  Land                                                  141.2      140.7
  Buildings, machinery and equipment                  3,953.7    3,633.7
   Less accumulated depreciation
  Other fixed assets                                    227.2      219.9
  Construction in progress                              215.7      156.1
                                                     --------   --------
                                                      4,537.8    4,150.4
  Less accumulated depreciation                      (1,741.8)  (1,564.1)
                                                     --------   --------
      Property, plant and equipment, net              2,796.0    2,586.3
Brands, trademarks and goodwill, at cost
  less accumulated amortization of $420.9             2,420.1    2,626.4
  and $363.1
Other assets                                            444.7      365.8
                                                     --------   --------

                                                    $10,801.0  $10,721.8
                                                    =========  =========

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - (Continued)
MAY 28, 1995 AND MAY 29, 1994
Dollars in millions except per share amount

LIABILITIES AND STOCKHOLDERS' EQUITY                     1995       1994

Current liabilities:
  Notes payable - financial businesses                   -      $  419.0
  Current installments of long-term debt                 47.9      120.7
  Accounts payable                                    1,574.8    1,610.5
  Advances on sales                                     856.6      914.9
  Payable to customers, clearing                         -         326.5
     associations etc.
  Accrued payroll                                       273.2      262.4
  Other accrued liabilities                           1,212.4    1,098.8
                                                     --------   --------
       Total current liabilities                      3,964.9    4,752.8
                                                     --------   --------

Senior long-term debt, excluding                      1,770.0    1,440.8
  current installments (Note 5)
Other noncurrent liabilities (Note 6)                   940.8    1,079.7
Subordinated debt (Note 5)                              750.0      766.0
Preferred securities of subsidiary company              525.0      100.0
  (Note 7)
Preferred shares subject to mandatory                   354.9      355.6
  redemption (Notes 8 and 9)
Commitments and contingencies (Notes 12 and 13)
Common stockholders' equity (Notes 9 and 10)
  Common stock of $5 par value, authorized 1,200,000,000
    shares; issued 252,869,958 and 252,726,783         1,264.3   1,263.6
  Additional paid-in capital                             409.9     338.0
  Retained earnings                                    1,712.5   1,422.7
  Foreign currency translation adjustment                (44.9)    (33.1)
  Less treasury stock, at cost,
    common shares 7,172,312 and 4,531,676               (206.9)   (117.2)
                                                      ---------  --------
                                                       3,134.9   2,874.0
  Less unearned restricted stock and value
     of 19,423,916 and 22,286,481 common shares held
     in Employee Equity Fund                            (639.5)  (647.1)
                                                       --------  --------
           Total common stockholders' equity           2,495.4    2,226.9

                                                     $10,801.0  $10,721.8
                                                     =========  =========

The accompanying notes are an integral part of the of the consolidated financial statements.


CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE FISCAL YEARS ENDED MAY
Millions except per share amounts


                                                   1995      1994       1993

Net sales                                     $24,108.9 $23,512.2  $21,519.1

Costs and expenses:
  Cost of goods sold                           20,778.4  20,452.2   18,640.4
  Selling, administrative and general           2,229.9   2,091.0    2,014.3
    expenses
Interest expense (Note 5)                         278.1     254.2      258.4
                                              --------- ---------  ---------
                                               23,286.4  22,797.4   20,913.1
                                              --------- ---------  ---------
Income before equity in earnings of
 affiliates, income taxes and cumulative
 effect of change in accounting principle         822.5     714.8      606.0
Equity in earnings of affiliates                    3.4       5.2       25.4
                                              --------- ---------  ---------
  Income before income taxes and cumulative
   effect of change in accounting                 825.9     720.0      631.4
   principle
Income taxes (Note 11)                            330.3     282.9      239.9
                                              --------- ---------  ---------
  Net income before cumulative effect
   of change in accounting principle              495.6     437.1      391.5
Cumulative effect of change in accounting
  for nonpension postretirement benefits
  (net of  income taxes of $74.2)                   -         -       (121.2)
                                              --------- ---------  ---------
       Net income                                 495.6     437.1      270.3

Less preferred dividends                           24.0      24.0       24.0
                                              --------- ---------  ---------

  Net income available for common             $   471.6 $   413.1  $   246.3
    stock
                                              ========= =========  =========

Earnings per common and common equivalent share:
  Before cumulative effect of change in
   accounting principle                       $    2.06 $    1.81  $     1.58
  Cumulative effect of change in accounting
    for nonpension postretirement                    -         -        (0.52)
    benefits
                                              --------- ---------  ----------

Net income                                    $   2.06  $     1.81 $     1.06
                                              ========  ========== ==========

Weighted average number of common and
  common equivalent shares
  outstanding                                   229.0       228.5      233.0
                                              ========  =========  =========

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
FOR FISCAL YEARS ENDED MAY
Columnar amounts in millions


                                          Thousands                                Foreign               EEF*
                                          of               Additional              Currency              Stock
                                          Common   Common    Paid-in   Retained    Translation Treasury  and
                                          Shares   Stock     Capital   Earnings    Adjustment  Stock     Other     Total

Balance at May 31, 1992                   232.3    $1,160.9  $ 37.8    $1,048.5    $ (1.9)     $ (5.2)   $  (7.8)   $2,232.3
Shares issued:
 Stock option and incentive plans           2.0        11.5    24.9         (.1)                 (7.5)     (5.6)       23.2
 EEF* stock option, incentive and
   employee benefit plans                  12.6        62.7   191.0                                      (600.2)     (346.5)
 Acquisitions                               5.2        26.1    13.4        10.8                                        50.3
 Conversion of preferred stock               .2          .1                                                              .1
Foreign currency translation adjustment                                              (12.7)                           (12.7)
Dividends declared:
  Preferred stock                                                         (24.0)                                      (24.0)
  Common stock, $.60 per share                                           (138.5)                                      (138.5)
Net income                                                                270.3                                        270.3
----------------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1993                   252.3     1,261.3   267.1     1,167.0      (14.6)     (12.7)    (613.6)    2,054.5
Shares issued:
 Stock option and incentive plans            .3         1.7     5.2                                               1.4         8.3
  EEF* stock option, incentive and other
    employee benefit plans                                    (16.3)                                             46.7        30.4
  Fair market valuation of  EEF shares                         81.6                                             (81.6)         -
  Acquisitions                               .2          .5                                                       5.7         6.4
  Conversion of preferred stock              .1          .4     (.1)                                                           .3
Shares acquired:
  Incentive plans                                                                                                (4.8)       (4.8)
  Treasury shares purchased                                                                                    (105.4)     (105.4)
Foreign currency translation adjustment                                                    (18.5)                           (18.5)
Dividends declared:
  Preferred stock                                                         (24.0)                                            (24.0)
  Common stock, $.70 per share                                           (157.4)                                           (157.4)
Net income                                                                437.1                                             437.1
----------------------------------------------------------------------------------------------------------------------------------

Balance at May 29, 1994                   252.7     1,263.6   338.0     1,422.7            (33.1)   (117.2)    (647.1)    2,226.9
Shares issued:
  Stock option and incentive plans           .2          .5     1.6                                              (1.8)         .3
  EEF* stock option, incentive and
    employee benefit plans                                     (9.5)                                             82.7        73.2
  Fair market valuation of EEF shares                          74.6                                             (74.6)        -
  Acquisitions                                           .1     5.1                                   41.2                   46.4
  Conversion of preferred stock                          .1      .1                                     .5                     .7
Shares acquired:
  Incentive plans                                                                                    (13.6)       1.3       (12.3)
  Treasury shares purchased                                                                         (117.8)                (117.8)
Foreign currency translation  adjustment                                                   (11.8)                           (11.8)
Dividends declared:
  Preferred stock                                                         (24.0)                                            (24.0)
  Common stock, $.80 per share                                           (181.8)                                           (181.8)
Net income                                                                495.6                                             495.6
----------------------------------------------------------------------------------------------------------------------------------

Balance at May 28, 1995                   252.9   $1,264.3   $409.9    $1,712.5           $(44.9)  $(206.9)   $(639.5)   $2,495.4
                                          =====   ========   ======    ========           =======  ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.
*Employee Equity Fund

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MAY
Dollars in millions

Increase (Decrease) in cash and cash equivalents                                    1995    1994       1993
Cash flows from operating activities:
  Net income                                                                        $495.6  $437.1     $270.3
  Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and other amortization                                            304.4   294.8      277.0
      Goodwill amortization                                                           71.4    73.6       71.7
      Other noncash items (includes nonpension postretirement                        107.3    38.8      220.6
         benefits)
      Change in assets and liabilities before effects from business acquisitions
        Receivables                                                                 (150.1) (250.4)      55.1
        Inventories and prepaid expenses                                            (235.1) (379.6)      37.2
        Accounts payable and accrued liabilities                                      41.6   476.7     (109.8)
                                                                                    ------- -------    -------
           Net cash flows from operating activities                                  635.1   691.0      822.1
                                                                                    ------- -------    -------

Cash flows from investing activities:
  Additions to property, plant and equipment                                        (427.8) (395.0)    (341.0)
  Payment for business acquisitions                                                 (378.8)  (61.2)     (16.4)
  Sale of businesses and property, plant and equipmen                                118.0    40.3       12.6
  (Increase) decrease in notes receivable - Monfort Finance                           70.7    19.2     (142.0)
     Company
   Other items                                                                       (77.3)  (22.7)     (63.6)
                                                                                    ------- -------    -------
           Net cash flows from investing activities                                 (695.2) (419.4)    (550.4)
                                                                                    ------- -------    -------

Cash flows from financing activities:
  Net short-term borrowings                                                         (419.0) (153.8)     196.1
  Proceeds from issuance of long-term debt                                           384.7   172.1      360.7
  Repayment of long-term debt                                                       (147.3) (206.3)    (291.3)
  Issuance of preferred securities of subsidiary company                             425.0   100.0        -
  Cash dividends paid                                                               (199.6) (176.0)    (158.6)
  Treasury stock purchases                                                          (117.7) (105.4)       -
  Employee Equity Fund stock transactions                                             32.9     8.9     (346.5)
  Other items, primarily payments on other noncurrent                                 (5.3)   (1.7)    (129.9)
    liabilities in 1993
                                                                                    ------- -------    -------
           Net cash flows from financing activities                                  (46.3) (362.2)    (369.5)
                                                                                    ------- -------    -------

Net decrease in cash and cash equivalents                                           (106.4)  (90.6)     (97.8)
Cash and cash equivalents at beginning of year                                       166.4   257.0      354.8
                                                                                   --------  ------     ------
Cash and cash equivalents at end of year                                              60.0   166.4      257.0
                                                                                    =======  ======     =====-


The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 28, 1995, MAY 29, 1994 AND MAY 30, 1993
Columnar amounts in millions except share and per share amounts

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Fiscal Year - ConAgra's (or the Company's) fiscal year ends the last Sunday in May. The fiscal years for the consolidated financial statements presented all consist of 52 week periods.

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

   The Company's financial businesses, Geldermann, Inc. (a commodity brokerage business sold in fiscal 1995) and Monfort Finance
   Company (a finance company), are included in the consolidated financial statements.

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

   Property and Depreciation - Property, plant, and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

   Buildings                           15 - 40 years
   Machinery and equipment              5 - 20 years
   Other assets                         5 - 15 years

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

   Income Taxes - In fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which did not have a material effect on the Company's consolidated financial statements.

   Other Postretirement Benefits - In fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting
   Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Company elected to reflect this change in accounting on the immediate recognition basis.

   Earnings per Share - Earnings per common and common equivalent share are calculated on the basis of weighted average outstanding common shares and, when applicable, those outstanding options that are dilutive and after giving effect to preferred stock dividend requirements. Fully diluted earnings per share did not differ significantly from primary earnings per share in any period presented.

   Fair Values of Financial Instruments - Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

2. RECEIVABLES

   In September 1990, the Company entered into agreements to sell, for a period of up to five years, undivided participation interests in designated pools of receivables, with limited recourse, in an amount not to exceed $400 million at any one time. In April 1994, the agreement was temporarily increased to $500 million for a period of up to six months, at which time it automatically reduced to the original $400 million. In March 1995, the Company renegotiated the agreements to sell, for a period of three years, interests in pools of receivables, with limited recourse, in an amount not to exceed $500 million at any one time. Participation interests in new receivables may be sold as collections reduce previously sold participation interests.
   The participation interests are sold at a discount which is included in Selling, Administrative and General Expenses in the Consolidated Statements of Earnings. Gross proceeds from the sales were approximately $500 million at fiscal year-end 1995, 1994 and 1993.

   In connection with the September 1990 transaction, the Company entered into interest rate swap agreements with two money center bank counterparties which effectively fix the discount rate on $400 million of such participation interests at 9.4% for five years expiring in August 1995. The net cost (benefit) of these swaps is charged (credited) to interest expense. The estimated fair value based on quoted market prices of the interest rate swap agreements was an obligation of $5.7 million as of May 28, 1995.

3. INVENTORIES

   The major classes of inventories are as follows:

                                              1995      1994

   Hedged commodities                     $  925.4  $  723.4
   Food products and livestock             1,232.2   1,260.7
   Agricultural chemicals, fertilizer        323.1     322.6
      and feed
   Retail merchandise                        196.4     176.0
   Other, principally ingredients            490.2     401.7
       and supplies
                                           -------   -------
                                          $3,167.3  $2,884.4
                                           =======   =======

   The cost of certain food products and livestock inventories stated under the last-in, first-out (LIFO) method is $225.1 million and $211.0 million at May 28, 1995 and May 29, 1994, respectively. Had these inventories been stated at lower of principally first-in, first-out (FIFO) cost or market, they would have been $14.4 million and $41.0 million greater than reported at May 28, 1995 and May 29, 1994, respectively.

4. SHORT-TERM CREDIT FACILITIES AND BORROWINGS

   The Company has credit lines from banks which totaled approximately $5.0 billion, including: $1.5 billion of long-term revolving credit facilities maturing in September 1999; $1.5 billion short-term revolving credit facilities maturing in September 1995; and uncompensated bankers' acceptance and money market loan facilities approximating $2.0 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

   The Company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1995 fiscal year were $2,309.9 million. This excludes an average of $521.7 million of short-term borrowings which were classified as long-term throughout the fiscal year (see
   Note 5). The highest period-end short-term indebtedness during fiscal 1995 was $3,192.1 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.47% and 3.46%, respectively, for fiscal 1995 and 1994.

5. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                           1995       1994
   Senior Debt
   Commercial paper backed by long-term revolving
     credit agreements                                  $ 874.3   $ 489.6
   9.75% senior debt due in 1998                          300.0     300.0
   9.875% senior debt due in 2006                         100.0     100.0
   7.22% to 9.8% publicly-issued unsecured
      medium-term notes due in various
      amounts through 2005                                263.5     288.5
   9% unsecured note due in 1997                           50.0      50.0
   9.87% to 9.95% unsecured senior notes due in various
     amounts in 1997 through 2010                          97.8     108.7
   Industrial Development Revenue Bonds (collateralized by
     plant and equipment) due various dates through 2015 at
     an average rate of 7.15%                              38.6      44.8
   Miscellaneous unsecured                                 45.8      59.2
                                                        -------   -------
              Total senior debt                         1,770.0   1,440.8
                                                        -------   -------

   Subordinated Debt
   9.75% subordinated debt due in 2021                    400.0     400.0
   7.375% to 7.4% subordinated debt due in 2005           350.0     350.0
   Geldermann, Inc.                                         -        16.0
                                                        -------   -------
              Total subordinated debt                     750.0     766.0
                                                        -------   -------
   Total long-term debt, excluding current
      installments                                     $2,520.0  $2,206.8
                                                        =======   =======

   The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 28, 1995, are as follows:

   1996                  $47.9
   1997                  142.2
   1998                  352.5
   1999                   53.1
   2000                  893.8

   Under the long-term credit facility indicated in Note 4, at May 28, 1995, the Company may borrow up to $1.5 billion through September 1999.

   The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

   Net interest expense consists of:

                                1995     1994      1993

   Long-term debt             $215.0   $209.8    $221.6
   Short-term debt              94.0     77.3      58.6
   Finance expense               2.1      2.3       2.4
   Interest income             (28.1)   (33.5)    (21.9)
   Interest capitalized         (4.9)    (1.7)     (2.3)
                               ------   ------    ------
                              $278.1   $254.2    $258.4
                               =====    =====     =====

   Net interest paid was $279.9 million, $242.1 million, and $239.3 million in fiscal 1995, 1994, and 1993, respectively.

   Short-term debt interest expense of $17.5 million, $12.7 million, and $14.6 million in fiscal 1995, 1994, and 1993, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

   The carrying amount of long-term debt (including current installments) was $2,567.9 million and $2,327.5 million as of May 28, 1995 and May 29, 1994, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 28, 1995 was estimated at $2,760.2 million. The Company's long-term debt is generally not callable until maturity.

6. OTHER NONCURRENT LIABILITIES

   Other noncurrent liabilities consist of estimated liabilities of Beatrice Company (acquired in fiscal 1991) and estimated postretirement health care and pension benefits as follows:

                                                        1995     1994

   Income tax, legal and environmental liabilities
      associated with the Company's acquisition of
      Beatrice Company                               $ 612.6  $ 786.1
   Estimated postretirement health care and pensions   523.4    468.6
                                                     -------   ------
                                                     1,136.0  1,254.7
   Less estimated current portion                      195.2    175.0
                                                     -------  -------
                                                    $  940.8 $1,079.7
                                                     =======  =======


7. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

   In April 1994, ConAgra Capital, L.C., an indirectly controlled subsidiary of ConAgra, Inc., issued 4.0 million 9% Series A Cumulative Preferred Securities (Class A Securities) at a price of $25 per security. In June 1994, ConAgra Capital, L.C. issued 7.0 million Series B Adjustable Rate Cumulative Preferred Securities (Class B Securities) at a price of $25 per security. In February 1995, ConAgra Capital, L.C. issued 10.0 million 9.35% Series C Cumulative Preferred Securities (Class C Securities) at a price of $25 per security. For financial statement purposes, these Securities are considered to represent minority interests in ConAgra Capital, L.C. ConAgra Capital, L.C. loaned these net proceeds to ConAgra to be used for general corporate purposes. Distributions on the Class A Securities (9% per annum) are payable monthly. Distributions on the Class B Securities are payable monthly at a rate per annum which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate ranged from 7.06% to 7.695% in fiscal 1995. Distributions on the Class C Securities (9.35% per annum) are payable monthly. These distributions are included in Selling, Administrative and General Expenses in the Consolidated Statements of Earnings.

   In connection with the issuance of the Class B Securities in fiscal 1995, the Company entered into a swap with a money center bank which effectively changes the distribution rate to a function of the three month LIBOR on $175.0 million until May 31, 1998.
   The net cost of this swap in fiscal 1995 was insignificant. The estimated fair value of this swap agreement was an obligation of $2.4 million as of May 28, 1995.

   The above Securities are non-voting (except in certain limited circumstances), and are guaranteed on a limited basis by ConAgra, and, in certain limited circumstances, are exchangeable for debt securities of ConAgra. The Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra's consent) in whole or in part, on or after May 31, 1999 with respect to Class A Securities, June 30, 1999 with respect to Class B Securities, and February 29, 2000 with respect to Class C Securities, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

8. PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION

                                            1995                 1994
                                       Shares  Amount      Shares    Amount
   Outstanding - Class D
     $2.50 cumulative convertible      26,865  $   .7      27,974    $   .7

   Outstanding - Class E, Series 1
     $25 cumulative convertible    14,168,810   354.2  14,195,495     354.9

   The Class E preferred stock has a dividend rate of $1.6875 per share, is convertible into common stock at the rate of 1.017728 shares of common stock for each share of preferred, is entitled to .17 votes per share voting as a single class with common stock, is initially callable on August 14, 1995 at $25.48 per share, and is subject to mandatory redemption on August 14, 2002.

   At May 28, 1995, 186,288 and 14,420,003 shares of common stock were reserved for conversion of Class D and Class E preferred stock, respectively.

9. CAPITAL STOCK

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

   There are no shares issued or outstanding of Class B and Class C preferred stock.

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

   Following is a summary of shares held by the EEF:

                                       1995          1994

        Shares held              19,423,916    22,286,481

   Cost - per share                $ 29.105      $ 29.105
   Cost - total                       565.3         648.6

   Fair market value - per share   $ 32.250      $ 28.500
   Fair market value - total          626.4         635.2

10.STOCK OPTIONS AND RIGHTS

   Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost or at reduced cost to the employee. During fiscal 1995, 1994 and 1993, 20,000 shares, 20,000 shares and 155,000 shares of restricted stock were issued, respectively. The value of the restricted and bonus stock, equal to fair market value at the time of grant, is being amortized as compensation expense or will be paid by a reduction in current and future incentive compensation liabilities to the employee. This compensation expense was not significant for fiscal 1995, 1994 and 1993. For the most part, options granted are exercisable in five equal annual installments and expire ten years after the date of grant. For participants under the long-term senior management incentive plan, options are exercisable under various vesting schedules. Option shares and prices are adjusted for common stock splits and changes in capitalization.

   The changes in the outstanding stock options during the three years ended May 28, 1995 are summarized below:

                                      Shares          Option Price
                                    (in millions)    Per Share-Range

   Balance at May 31, 1992              9.6         $ 1.37  - $32.00

   Granted                              2.3          25.25  -  32.63
   Exercised                           (1.7)          1.37  -  30.83
   Canceled                             (.1)         13.78  -  30.83
                                       ----
   Balance at May 30, 1993             10.1           2.94  -  32.63

   Granted                              2.7          25.25  -  26.50
   Exercised                           (1.0)          2.94  -  25.38
   Canceled                             (.1)         17.33  -  30.83
                                       ----
   Balance at May 29, 1994             11.7           5.56  -  32.63

   Granted                              2.8          30.75  -  33.13
   Exercised                           (1.3)          5.56  -  31.50
   Canceled                             (.2)         13.78  -  31.50
                                       ----
   Balance at May 28, 1995             13.0           6.56  -  33.13
                                       ====

   Exercisable at May 28, 1995          6.3
                                       ====


   At May 28, 1995, 276,357 shares were reserved for granting additional options and restricted or bonus stock awards.

   Each share of common stock carries with it a Right which entitles the holder thereof until the earlier of July 24, 1996, or the redemption of the Rights, to buy one share of common stock at an exercise price of $44.45. The Rights will be represented by the common stock certificates and will not be exercisable or transferable apart from the common stock until the earlier of ten days after announcement that a person or group (Acquiring Person) has acquired beneficial ownership of 20 percent or more of the Company's common stock or ten days after a person commences, or announces an intention to commence, an offer for 30 percent or more of the Company's common stock. In the event that (i) any person or group becomes an Acquiring Person, or (ii) the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power is sold, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Company may redeem the Rights at $.0111 per Right at any time before a person becomes an Acquiring Person. At May 28, 1995, 245,697,646 shares of common stock were reserved for exercise of the Rights.

11.    INCOME TAXES

   The provision for income taxes includes the following:

                         1995      1994       1993
   Current
     Federal           $243.9     $222.3    $123.4
     State               49.2       43.9      27.4
     Foreign             14.7       16.2      10.1
                        -----      -----     -----
                        307.8      282.4     160.9
                        -----      -----     -----
   Deferred
     Federal             20.3        0.4       4.3
     State                2.2        0.1       0.5
                        -----      -----     -----
                         22.5        0.5       4.8
                        -----      -----     -----

                       $330.3     $282.9    $165.7
                        =====      =====     =====

   In fiscal 1993, the provision for income taxes includes an income tax benefit from adoption of SFAS No. 106 of $74.2 million.

   Income taxes computed by applying statutory rates to income before income taxes and cumulative effect of accounting change are reconciled to the provision for income taxes set forth in the Consolidated Statements of Earnings as follows:

                                           1995     1994    1993

   Computed U.S. Federal income taxes    $289.1   $252.0  $148.2
   State income taxes, net of U.S.
   Federal tax benefit                     33.4     28.5    18.0
   Nondeductible amortization of goodwill
     and other intangibles                 24.4     26.1    25.3
   Export and jobs tax credits             (8.6)   (14.1)  (10.9)
   Other                                   (8.0)    (9.6)  (14.9)
                                          -----    -----   -----
                                         $330.3   $282.9  $165.7
                                          =====    =====   =====


   Income taxes paid were $326.4 million, $203.9 million and $194.3 million in fiscal 1995, 1994, and 1993, respectively. Except for certain matters related to the Company's fiscal 1991 acquisition of Beatrice Company (see Note 13), the Internal Revenue Service has examined the Company's tax returns through fiscal 1989. The IRS has proposed certain adjustments, some of which are being contested by the Company. The Company believes that it has made adequate provisions for possible income taxes payable.

   The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                             1995                1994
                                       Assets Liabilities  Assets Liabilities

   Depreciation and amortization       $  -      $293.2    $  -      $291.9
   Nonpension postretirement benefits   170.2       -       166.1       -
   Other noncurrent liabilities which
     will give rise to future tax
     deductions                         312.6       -       292.1       -
   Deferred state taxes                  36.6                45.3       -
   Accrued expenses                      50.2                40.5       -
   Others                                65.0     119.5      81.8      88.6
                                        -----     -----     -----     -----
   Valuation allowance                    -         -      (230.5)      -
                                       $634.6    $412.7    $395.3    $380.5
                                        =====     =====     =====     =====

12.COMMITMENTS

   The Company leases certain facilities and transportation equipment under agreements which expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance, and maintenance costs in addition to rental payments.

   A summary of rent expense charged to operations follows:

                                   1995     1994      1993
   Cancelable                    $119.0   $101.8    $103.7
   Noncancelable                  115.1    130.0     128.7
                                  -----    -----     -----
                                 $234.1   $231.8    $232.4
                                  =====    =====     =====

   A summary of noncancelable operating lease commitments for fiscal years following May 28, 1995 is as follows:

                             Type of Property
               Real and Other   Transportation
                  Property        Equipment

   1996            $84.5            $37.3
   1997             75.0             24.8
   1998             60.2             20.9
   1999             46.9             17.8
   2000             35.6             14.0
   Later years     112.5              8.6
                   -----            -----
                  $414.7           $123.4
                   =====            =====

   In connection with its trading activities, the Company had letters of credit and performance bonds outstanding at May 28, 1995 aggregating approximately $386.9 million.

13.CONTINGENCIES

   On August 14, 1990, ConAgra acquired Beatrice Company (Beatrice). As a result of the acquisition and the significant pre-acquisition tax and other contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of ConAgra have reflected significant liabilities and valuation allowances associated with the estimated resolution of these contingencies.

   Subsequent to the acquisition of Beatrice by ConAgra, the Internal Revenue Service completed its audit of the federal income tax returns of Beatrice and its predecessors for the fiscal years ended in 1985 through 1987 and issued an examining agent's report. The findings contained in the report were protested by Beatrice. Agreement has been reached with the Internal Revenue Service regarding these matters, subject to acceptance by the Congressional Joint Committee of Taxation. This settlement, if approved, would resolve all deficiencies proposed by the Internal Revenue Service for 1987 and prior years, including deficiencies relating to previously-filed carry-back claims. On this basis, ConAgra was able to better estimate the amounts of Beatrice state tax liabilities that will ultimately be paid to various state tax authorities, and the amounts of state tax and interest that will be deductible for federal income tax purposes. Prior to the settlement, ConAgra had recorded a valuation allowance against deferred tax assets of approximately $230.0 million due to uncertainties as to the ultimate realization of these assets.

   As a result of the settlement, ConAgra has released the $230.0 million valuation allowance and has reduced non-current liabilities by $135.0 million, with a resulting reduction of goodwill associated with the Beatrice acquisition of $365.0 million. Federal income tax returns of Beatrice for fiscal years ended 1988, 1989 and 1990 and various state tax returns remain open. However, after taking into account the foregoing adjustments, management believes that the ultimate resolution of all remaining pre-acquisition Beatrice tax contingencies should not exceed the reserves established for such matters.

   Beatrice is also engaged in various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 42 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 33 of these sites. Beatrice's known volumetric contribution exceeds 4% at seven of the sites. Beatrice has established substantial reserves for these matters. The environmental reserves are based on Beatrice's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and Beatrice's prior experience in remediating sites. Management believes the ultimate resolution of such Beatrice legal and environmental contingencies should not exceed the reserves established for such matters.

   ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operation or liquidity.

14.PENSION AND POSTRETIREMENT BENEFITS

   Retirement Pension Plans

   The Company and its subsidiaries have defined benefit retirement plans (Plan) for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service.

   Consolidated pension costs consist of the following:

                               1995                  1994                 1993
                       Plan   Accumulated    Plan   Accumulated   Plan   Accumulated
                      Assets    Benefits    Assets    Benefits   Assets    Benefits
                      Exceed     Exceed     Exceed     Exceed    Exceed     Exceed
                   Accumulated    Plan   Accumulated    Plan   Accumulated  Plan
                     Benefits    Assets    Benefits    Assets    Benefits  Assets
Service cost          $30.2      $ 5.2       $26.2     $ 4.0     $29.0      $1.9
Interest cost          58.6       12.7        58.0      12.5      56.5       8.4
Actual return
  on plan assets      (36.3)      (4.3)      (79.3)    (14.5)    (66.5)     (4.7)
Net amortization
  and deferral        (30.0)      (1.9)       14.7       5.2       0.4      (0.6)
                       ----       ----        ----      ----      ----       ----
Net pension costs     $22.5      $11.7       $19.6    $  7.2     $19.4      $5.0
                       ====       ====        ====      ====      ====       ===

   Pension costs were determined using a 7.5% discount rate (8.5% in fiscal 1994 and 1993), a long term rate of return of 9.0% in fiscal 1995 and 1994 (8.5% to 9.5% in fiscal 1993) and a long term rate of compensation increases of 5.5% in fiscal 1995 and 1994 (5.5% to 6.0% in fiscal 1993). The funded status of the plans at February 28, 1995 and February 28, 1994 (dates of the most recent actuarial report) was as follows:

                                   1995                   1994
                              Plan    Accumulated     Plan   Accumulated
                             Assets    Benefits     Assets    Benefits
                             Exceed     Exceed      Exceed     Exceed
                           Accumulated   Plan     Accumulated    Plan
                            Benefits     Assets     Benefits    Assets

  Plan assets at fair value  $785.6      $128.2     $791.9      $136.9
                              -----       -----      -----       -----

   Projected benefit
       obligation:
   Actuarial present value
       of vested benefits     668.0       155.8      648.4       166.6
   Actuarial present value
       of nonvested benefits   34.8         9.5       40.1         7.5
                              -----       -----      -----       -----
                              702.8       165.3      688.5       174.1
   Additional obligation of
       projected
       compensation
       increases              100.5        13.7      106.1         8.3
                              -----       -----      -----       -----
                              803.3       179.0      794.6       182.4
                              -----       -----      -----       -----
   Plan assets less than
      projected benefit
      obligations            $(17.7)     $(50.8)    $ (2.7)     $(45.5)
                              =====       =====       ====       =====

   Consisting of:
   Unrecognized
      transition asset       $ 18.3        $2.2     $ 20.7      $  2.5
   Unrecognized prior
      service cost             (1.8)      (25.2)      (1.0)      (19.9)
   Unrecognized net
      gain (loss)              43.9       (14.3)      34.0       (13.5)
   Adjustment to recognize
       minimum liability        -          23.9        -          23.9
   Accrued pension cost
       on consolidated
       balance sheet          (78.1)      (37.4)     (56.4)      (38.5)
                              -----       -----      -----       -----
                             $(17.7)     $(50.8)    $ (2.7)     $(45.5)
                              =====       =====      =====       =====

   Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 2,540,171 shares of the Company's common stock at a fair market value of $83.2 million at February 28, 1995.

   The actuarial projected benefit obligation was determined using an assumed discount rate of 8.5% (7.5% in fiscal 1994 and 8.5% in fiscal 1993) and long-term rate of compensation increases of 5.5% for all years presented (6.0% with respect to certain Beatrice plans in fiscal 1993). Pension obligations were determined using a long-term rate of return of 9.0% for all years presented (9.5% with respect to certain Beatrice plans in fiscal 1993).

   The Company has adopted a policy of funding accrued pension costs to the extent deductible for income tax purposes.

   The Company and its subsidiaries are also participants in multi-employer pension plans covering certain hourly employees. Costs associated with these plans for fiscal 1995, 1994 and 1993 were $8.2 million, $7.5 million, and $7.2 million, respectively.

   Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $23.7 million, $17.9 million and $16.6 million in fiscal 1995, 1994 and 1993, respectively.

   Postretirement Benefits

   The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees. In fiscal 1993, the Company adopted the provisions of Statement of Financial
   Accounting Standards No. 106, Employers' Accounting for
   Postretirement Benefits Other Than Pensions.

   Upon adoption, the Company recorded the discounted value of expected future benefits attributed to employees' service rendered prior to fiscal 1993 as a cumulative effect of an accounting change. This one-time, non-cash accounting change was net of accruals previously established and resulted in a charge to earnings of $195.4 million before taxes ($121.2 million after taxes) or $.52 per share

   Net postretirement benefit cost includes the following components:

                                           1995       1994      1993

   Service cost                           $ 5.1      $ 4.5     $ 4.0
   Interest cost on accumulated
      postretirement
      benefit obligation                   29.8       30.4      30.4
   Other                                   (1.0)      (1.1)      (.9)
                                           ----       ----      ----
                                          $33.9      $33.8     $33.5
                                           ====       ====      ====


   Benefit costs were generally estimated assuming retiree health care costs would initially increase at an 11.0% annual rate for all participants. The rates are assumed to decrease each year to a 6.5% annual growth rate in the year 2001 and remain at a 6.5% annual growth rate thereafter. A 1% increase in these annual trend rates would have increased the accumulated postretirement benefit obligation at May 28, 1995 by $42.4 million with a corresponding effect on fiscal 1995 postretirement benefit expense of $4.1 million. The discount rate used to estimate the accumulated postretirement benefit obligation was 8.5% (7.0% in fiscal 1994, 8.0% in fiscal 1993). Plan assets of $6.1 million consist of guaranteed investment contracts earning a 13.7% annual rate of
   return.   The Company generally intends to fund claims as
   reported.

   The funded status of the Company's plans at February 28, 1995 and 1994 was as follows:

   Acccumulated postretirement                1995       1994
     benefit obligations
       Retirees and dependents               $353.0    $358.7
       Fully eligible active
         plan participants                     31.1      35.4
       Other active plan participants          35.8      53.5
                                              -----     -----
   Total accumulated postretirement
     benefit obligation                       419.9     447.6
   Plan assets at fair value                   (6.1)     (6.3)
   Unrecognized prior service cost              1.8       2.5
   Unrecognized net gain (loss)                 6.6     (50.8)
                                              -----     -----
   Accrued postretirement benefit
     obligation on Consolidated
     Balance Sheets                          $422.2    $393.0
                                              =====     =====

15.BUSINESS SEGMENTS

   Beginning with 1995, ConAgra has revised its industry segments to portray better its business mix and balance. The "Grocery/Diversified Products" and "Refrigerated Foods" segments were in past years combined as the "Prepared Foods" segment. The new "Food Inputs & Ingredients" segment combines two past segments: "Agri-Products" and "Trading & Processing." Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, interest expense (except financial businesses), and income taxes have been excluded from segment operations. Goodwill amortization has been excluded from operating results of business segments in the following table. All assets other than cash and those assets related to the corporate office have been identified with the segments to which they relate. Substantially all of the Company's activities occur in the United States.

                                             1995      1994       1993
   Sales to unaffiliated customers
   Food Inputs & Ingredients            $ 5,799.8 $ 5,380.6  $ 5,006.9
   Refrigerated Foods                    13,509.5  13,836.2   12,408.6
   Grocery/Diversified Products           4,799.6   4,295.4    4,103.6
                                         --------  --------   --------
   Total                                $24,108.9 $23,512.2  $21,519.1
                                         ========  ========   ========

   Intersegment sales
   Food Inputs & Ingredients               $182.4    $125.8     $137.2
   Refrigerated Foods                        50.0      18.3       18.2
   Grocery/Diversified Products              10.6       4.0        2.8
                                            -----     -----      -----
                                            243.0     148.1      158.2
     Intersegment elimination              (243.0)   (148.1)    (158.2)
                                            -----     -----      -----
   Total                                   $  -      $  -       $  -
                                            =====     =====      =====

   Net sales
   Food Inputs & Ingredients            $ 5,982.2 $ 5,506.4  $ 5,144.1
   Refrigerated Foods                    13,559.5  13,854.5   12,426.8
   Grocery/Diversified Products           4,810.2   4,299.4    4,106.4
     Intersegment elimination              (243.0)   (148.1)    (158.2)
                                         --------  --------   --------
   Total                                $24,108.9 $23,512.2  $21,519.1
                                         ========  ========   ========

                                             1995      1994       1993

   Operating profit
   Food Inputs & Ingredients               $246.7    $215.5     $219.4
   Refrigerated Foods                       416.4     398.6      354.1
   Grocery/Diversified Products             629.9     526.4      477.5
                                            -----     -----      -----
   Total operating profit                 1,293.0   1,140.5    1,051.0

   General corporate expenses               137.6     107.5      101.5
   Goodwill amortization                     71.4      73.4       71.7
   Interest expense - excluding financial
     businesses                             258.1     239.6      246.4
                                            -----     -----      -----
   Total                                   $825.9    $720.0     $631.4
                                            =====     =====      =====

   Identifiable assets
   Food Inputs & Ingredients            $ 2,655.0 $ 2,906.3   $2,611.2
   Refrigerated Foods                     4,006.8   4,198.0    3,724.0
   Grocery/Diversified Products           3,722.4   3,328.4    3,312.2
   Corporate                                416.8     289.1      341.3
                                         --------  --------    -------
   Total                                $10,801.0 $10,721.8   $9,988.7
                                         ========  ========    =======

   Additions to property, plant, and
     equipment - including businesses
     acquired
   Food Inputs & Ingredients                $78.2     $92.1     $102.1
   Refrigerated Foods                       199.6     287.6      141.5
   Grocery/Diversified Products             278.5     118.0      148.4
       Corporate                               .9       6.4         .7
                                            -----     -----      -----
   Total                                   $557.2    $504.1     $392.7
                                            =====     =====      =====

   Depreciation and amortization
   Food Inputs & Ingredients                $57.7     $58.4      $52.1
   Refrigerated Foods                       149.7     152.6      150.3
   Grocery/Diversified Products             162.3     150.5      142.2
     Corporate                                6.1       6.9        4.1
                                            -----     -----      -----
   Total                                   $375.8    $368.4     $348.7
                                            =====     =====      =====


16.    QUARTERLY RESULTS (Unaudited)

                                                   Stock Market    Dividends
               Net       Gross       Net Income        Price       Declared
               Sales     Profit    Amount   Per     High    Low    Per Share
                                           Share
   1995

     First   $ 6,245.9   $ 739.1   $ 76.8  $ .31   $33.00  $28.25   $.1800

     Second    6,288.6     896.3    149.9    .63    33.13   29.75    .2075

     Third     5,757.6     839.5    118.5    .49    33.50   29.75    .2075

     Fourth    5,816.8     855.6    150.4    .63    34.50   30.88    .2075
              --------   -------    -----   ----    -----   -----    -----

     Year    $24,108.9  $3,330.5   $495.6  $2.06   $34.50  $28.25   $.8025
              ========   =======    =====   ====    =====   =====    =====

   1994

     First   $ 5,687.4    $657.7   $ 67.6  $ .27   $26.63  $23.00   $.1550

     Second    6,355.1     829.3    134.0    .56    28.25   23.88    .1800

     Third     5,581.3     755.9    103.7    .43    28.13   24.75    .1800

     Fourth    5,888.4     817.1    131.8    .55    29.38   26.25    .1800
              --------    ------    -----   ----    -----   -----    -----

     Year    $23,512.2  $3,060.0   $437.1  $1.81   $29.38  $23.00   $.6950
              ========   =======    =====   ====    =====   =====    =====



                        RESPONSIBILITIES

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra, Inc.

     We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 28, 1995 and May 29, 1994, and the related consolidated statements of earnings, common stockholders' equity and cash flows for each of the three years (fifty-two weeks) in the period ended May 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 28, 1995 and May 29, 1994, and the results of their operations and their cash flows for each of the three years (fifty-two weeks) in the period ended May 28, 1995 in conformity with generally accepted accounting principles.

                              Deloitte & Touche LLP


July 28, 1995
Omaha, Nebraska


THE CONDUCT OF OUR AFFAIRS

     The major objectives of the company are expressed in terms of return on stockholders' equity and growth in trend line earning power. As we conduct ourselves in the pursuit of our existing businesses and in the growth of our businesses in an ethical and moral way, we must also fulfill our commitments to our government, to our society and to ourselves as individuals. In one sense, ethics involves the point of view that suggests we live in a glass bowl, and we should feel comfortable with any actions we take, if they were shared publicly. Further, we will conduct our affairs within the law.

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

                    -from ConAgra's Philosophy, page 6
                    (originally published in 1976)


PRINCIPAL OFFICERS

     The principal officers of the company include, among others, those listed on pages 50 and 51 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.


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

Audit Committee
Thomas R. Williams, Chairman
Robert A. Krane
Jane J. Thompson
Frederick B. Wells

Human Resources Committee
Gerald Rauenhorst, Chairman
Carl E. Reichardt
Walter Scott, Jr.

International Committee
William G. Stocks, Chairman
Dr. Ronald W. Roskens
Marjorie M. Scardino
Dr. Clayton K. Yeutter


Philip B. Fletcher, 62
Omaha, Nebraska.  Chairman of ConAgra board of directors since
May 1993 and chief executive officer of ConAgra since September
1992.  Director since 1989.

Charles M. Harper, 67
Omaha, Nebraska.  Chairman and chief executive officer of RJR
Nabisco Holdings Corp.  ConAgra chief executive officer 1976-
September 1992.  Chairman of ConAgra board 1981-May 1993.
Director since 1975.

Robert A. Krane, 61
Denver, Colorado. Consultant, KRA, Inc. Former president and chief executive officer of Central Bancorporation (financial services). Director since 1982.

Gerald Rauenhorst, 67
Minneapolis, Minnesota. Chairman of the board and chief executive officer of Opus Corporation (real estate, construction and development). Director since 1982.

Carl E. Reichardt, 64
San Francisco, California. Former chairman and chief executive officer of Wells Fargo & Company and Wells Fargo Bank. Director since 1993.

Dr. Ronald W. Roskens, 62
Omaha, Nebraska. President of Action International (global issues support organization composed of former heads of state).
Former president of the University of Nebraska System. Director since 1992.

Marjorie M. Scardino, 48
London, England.  Chief executive of The Economist Newspaper Ltd.
(publishing).  Director since June 1994.

Walter Scott, Jr., 64
Omaha, Nebraska.  President and chairman of the board of Peter
Kiewit Sons', Inc. (construction, mining and telecommunications).
Director since 1986.

William G. Stocks, 68
Phoenix, Arizona. Former chairman of the board and chief executive officer of Peavey Company. Director since 1982.

Jane J. Thompson, 44
Hoffman Estates, Illinois.  Executive vice president, credit,
Sears, Roebuck and Co. (retailing).  Director since January 1995.

Frederick B. Wells, 67
Minneapolis, Minnesota. President of Asian Fine Arts (fine arts retailing). Director since 1982.

Thomas R. Williams, 66
Atlanta, Georgia.  President and director of Wales Group, Inc.
(investment management and counseling).  Director since 1978.

Dr. Clayton K. Yeutter, 64
McLean, Virginia.  Of counsel with Washington, D.C. law firm
Hogan & Hartson. Former U.S. Trade Representative and Secretary of Agriculture. Director 1980-1985 and since 1992.

Photo:  left to right:  Jane Thompson, Bill Stocks, Gerry
Rauenhorst, Dr. Clayton Yeutter, Carl Reichardt, Walter Scott,
Bob Krane, Phil Fletcher, Marjorie Scardino, Tom Williams, Mike
Harper, Fred Wells, Dr. Ron Roskens.


PRINCIPAL OFFICERS

Philip B. Fletcher, 62
Chairman and Chief Executive Officer
Chief executive officer since September 16, 1992; chairman since May 31, 1993. Named president and chief operating officer of ConAgra in 1989. Joined ConAgra in 1982 as president of Banquet Foods Company. Thirty-seven years of food industry experience; formerly associated with Heublein Company, H.J. Heinz, U.S.A. and Campbell Soup Company.

OFFICE OF THE PRESIDENT

   Albert J. Crosson, 64
   President and Chief Operating Officer
   ConAgra Grocery Products Companies
   Named to current position in January 1993. Named to the Office of the President in November 1990. President and chief operating officer of Hunt-Wesson, Inc. 1990-1993. Joined ConAgra in August 1990 when ConAgra acquired Beatrice Company. President of Beatrice/Hunt-Wesson, Inc. 1986-1990. Forty-two years of food industry experience in sales, marketing and general management.

   Leroy O. Lochmann, 60
   President and Chief Operating Officer
   ConAgra Refrigerated Foods Companies
   Named to current position in January 1995. Named to the Office of the President in 1990. President and chief operating officer of Armour Swift-Eckrich 1990-1993. President and chief operating officer of ConAgra Meat Products Companies 1993-1995. Joined ConAgra in August 1990 when ConAgra acquired Beatrice Company. President of Swift-Eckrich 1984-1990. Forty-two years of meat industry experience in operations and management.

   Thomas L. Manuel, 48
   President and Chief Operating Officer
   ConAgra Trading and Processing Companies
   Named to current position in February 1994. President of ConAgra Grain Processing Companies 1988-1994. Joined ConAgra in 1977 as general manager of ConAgra Feed Ingredient Merchandising Company. President of ConAgra Flour Milling Company 1987-1994. Twenty-five years of experience in the grain processing and commodity trading industries.

   Floyd McKinnerney, 58
   President and Chief Operating Officer
   ConAgra Agri-Products Companies
   Named to current position in 1987. Joined ConAgra in 1978 as president of Mid Valley Chemicals. Thirty-four years of experience in the agricultural chemical industry; formerly co-owner of Dennison's Chemical Company, Weslaco, Texas.

   James D. Watkins, 47
   President and Chief Operating Officer
   ConAgra Diversified Products Companies
   Named to current position in June 1993. Named to the Office of the President in August 1991 after Golden Valley Microwave Foods merged with ConAgra. President and chief operating officer of Golden Valley, Lamb-Weston and Arrow Industries 1991-1993. Twenty-four years of food industry experience in the development and marketing of microwave food products and general management. Founder of Golden Valley Microwave Foods in 1978; formerly associated with The Pillsbury Company.


     CORPORATE

MANAGEMENT EXECUTIVE COMMITTEE

   Philip B. Fletcher
   Chairman and Chief Executive Officer

     Office of the President
     (The five executives listed on this page.)

   Dwight J. Goslee
   Senior Vice President, Business Systems and Development, and
   Chief Information Officer

   T. Truxtun Morrison
   Chairman, ConAgra International

   James P. O'Donnell
   Senior Vice President and
   Chief Financial Officer

   L.B. Thomas
   Senior Vice President
   Corporate Secretary and Risk Officer

   Gerald B. Vernon
   Senior Vice President, Human Resources

   David R. Willensky
   Senior Vice President
   Corporate Planning and Development


CORPORATE STAFF

   Walter H. Casey
   Vice President, Corporate Communications

   Kenneth W. DiFonzo
   Vice President and Controller

   John J. Dill
   Vice President, Taxes

   P. David Eppenauer
   Vice President
   Assistant Corporate Controller

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

   Francis A. Giitter
   Vice President, Internal Audit

   Raymond V. Hartman
   Vice President,
   Tax and Administration, Beatrice Co.

   Reeder P. Jones
   Vice President,
   Assistant Corporate Controller

   Paul A. Korody
   Vice President, Government Affairs

   David G. Pederson
   Vice President, Compensation and Benefits

   Joseph V. Petty
   Vice President
   Management Information Systems

   Lynn L. Phares
   Vice President
   Public Relations and Community Affairs

   Janet M. Richardson
   Vice President
   Corporate Facilities and Services

   Donald J. Stone
   Vice President, Transportation

   Michael J. Trautschold
   Vice President
   Corporate Marketing Services

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

     Country General Stores
     Anthony J. Seitz, President

     Northwest Fabrics & Crafts
     David B. Spohn, President


ConAgra Diversified Products Companies
James D. Watkins
President and Chief Operating Officer

   Arrow Industries
   Steven P. Rosenberg, President

   ConAgra Pet Products Company
   Thurmond Jones, President

   ConAgra Shrimp Companies
   Singleton Seafood Company
   Jesse Gonzalez, President

     Gelazur S.A. (50-percent owned)
     Monique Kourcia, President

     O'Donnell-Usen U.S.A.
     Thomas J. Lavan, Executive Vice President, General Manager

   Lamb-Weston, Inc.
   Richard A. Porter, President


ConAgra Grocery Products Companies
Albert J. Crosson
President and Chief Operating Officer

   ConAgra Frozen Foods
   James T. Smith, President

   ConAgra Grocery Products Companies International
   Taketo Murata, President

   Golden Valley Microwave Foods, Inc.
   John S. McKeon, President

   Hunt-Wesson Foodservice Company
   Marshall Ransom, President

   Hunt-Wesson Grocery Products Cos.
   David J. Gustin, President

     Hunt Foods Company
     Edward A. Snell, President

     Hunt-Wesson Grocery Products Sales Company
     Douglas A. Knudsen, President

     Orville Redenbacher/Swiss Miss Foods Company
     La Choy/Rosarita Foods Company
     David J. Gustin, President

     Wesson/Peter Pan Foods Company
     Glen A. Smith, President

   Knott's Berry Farm Foods
   Ronald G. Bennett, President


ConAgra Refrigerated Foods Companies
Leroy O. Lochmann
President and Chief Operating Officer

   Armour Swift-Eckrich Processed Meats Company
   Arnold S. Mikelberg, President

     Decker Food Company
     L. Richard Belsito, President

     National Foods Inc.
     Skip Pines, Chairman
     Harvey Potkin, President

   Australia Meat Holdings Pty Ltd.
   Keith A. Lawson, Executive Chairman

   Beatrice Cheese Company
   Robert H. Burns, President

   Butterball Turkey Company
   Timothy M. Harris, President

   ConAgra Europe
   Raymond R. Destin, Managing Director

   ConAgra Fresh Meats Company
   Alan E. Glueck, President

   ConAgra Poultry Companies
   Thomas A. Slamecka, President

     ConAgra Asia-Pacific
     Kenneth C. Davis, Managing Director

     ConAgra Retail Broiler Company
     Thomas W. Orr, President

     Professional Food Systems
     J. Rolan Brevard, President

   Cook Family Foods, Ltd.
   Eugene J. Dembkowski, Chief Operating Officer
   Thomas J. McDonough, President

   E.A. Miller Inc.
   Ted A. Miller, President

   Monfort Beef and Lamb Company
   Kevin D. LaFleur, President

     Monfort Lamb Division
     Harry D. Siegelman, President

   Monfort International Sales Corporation
   Charles K. Monfort, President

   Monfort Pork Company
   A. Donald Slotkin, President


ConAgra Trading and Processing Companies
Thomas L. Manuel, President and Chief Operating Officer

   ConAgra Flour Milling Company
   Gary P. White, President

     ConAgra Commodity Services Company
     Gregory A. Heckman, Vice President and General Manager

     ConAgra Feed Company
     George W. Thames, Vice President and General Manager

   ConAgra Grain Companies
   Fred E. Page, President

   ConAgra Specialty Grain Products Company
   Michael D. Walter, President

   International Trading
   Russell J. Bragg, President

   Klein-Berger Company
   Robert J. Corkern, President

   Molinos de Puerto Rico
   Manuel O. Herrera, President

   United Specialty Food Ingredients Cos.
   Bob J. Powdrill, President

INVESTOR INFORMATION

CONAGRA STOCK
   ConAgra's common stock is listed on the New York Stock Exchange. Ticker symbol: CAG.
   At the end of fiscal 1995, 245.7 million shares of common stock were outstanding, including 19.4 million shares held in the company's Employee Equity Fund. There were 31,000 stockholders of record and an estimated 87,000 "street-name" beneficial holders whose shares are held in names other than their own -- in brokerage accounts, for example. During fiscal 1995, 113 million shares were traded, a daily average of about 447,000 shares.
   ConAgra's $25 Class E preferred stock and the Series A, Series B and Series C preferred securities of ConAgra Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbols: CAG PrE, CAG PrA, CAG PrB, CAG PrC. For the current dividend rate of ConAgra Capital's variable rate preferred securities, call (800) 840-3404.

COMMON STOCK DIVIDENDS
   ConAgra normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. The current annual dividend rate is 83 cents per share. The company's dividend objective and results are on page 5 of this report.
   ConAgra has paid 78 consecutive quarterly common stock dividends. The dividend was increased 15 percent beginning with the December 1, 1994 payment. ConAgra has increased common stock dividends per share 14 percent or more for 20 consecutive years.

ANNUAL MEETING OF STOCKHOLDERS
   ConAgra's annual stockholders meeting will be held on Thursday, September 28, 1995 at 1:30 p.m. at the Witherspoon Concert Hall of the Joslyn Art Museum, 2200 Dodge Street, Omaha, Nebraska. Please note the new location and format. Like many companies, ConAgra is streamlining the format to focus on the business of the meeting. This year there will be a brief business meeting (no pre-meeting reception), approximately 15 minutes. It will be followed by a question period. See the proxy statement for additional information.

NEWS AND PUBLICATIONS
   ConAgra has added services that help make current company information readily available to all stockholders.
   Call ConAgra Investor Information at (800) CAG-0244 to hear current company news, including quarterly earnings and common stock dividends, or to request printed materials such as the mid-year report or the Form 10-K, an annual filing with the Securities and Exchange Commission.
   Call Company News On-Call at (800) 758-5804, extension 200825 to receive, at no charge, ConAgra news releases via facsimile transmission.
   ConAgra mails mid-year reports to stockholders of record. Street-name holders who would like to receive these reports may call (800) CAG-0244 and ask to be placed on our mailing list to receive mid-year reports.

SHAREHOLDER SERVICES
   Stockholders of record who have questions about or need help with their account may contact ConAgra Shareholder Services,
(800) 840-3404.
   ConAgra has expanded shareholder services to provide more convenient and economical services to stockholders of record and to make holding shares in record name a more convenient alternative for street-name beneficial holders. Through ConAgra's new Shareholder Service Plan, stockholders of record may:
   * Have stock certificates held by ConAgra Shareholder Services for safekeeping and to facilitate sale or purchase of shares.
   * Automatically reinvest some or all common and/or preferred dividends in ConAgra common stock. Nearly 40 percent of ConAgra's stockholders of record participate.
   * Purchase additional shares of ConAgra common stock through voluntary cash investments of $50 to $50,000 per calendar year.
   For more information, call ConAgra Shareholder Services, (800) 840-3404. An additional service to stockholders of record, Electronic Funds Transfer (EFT), will be introduced this fall and will provide automatic deposit of dividends beginning December 1, 1995.

CORPORATE HEADQUARTERS
ConAgra, Inc.
One ConAgra Drive
Omaha, NE  68102-5001
(402) 595-4000

Corporate Secretary (402) 595-4005
Corporate Communications (402) 595-4157
Analyst/Investor Inquiries (402) 595-4154

TRANSFER AGENT AND REGISTRAR
Chemical Bank
J.A.F. Building
P.O. Box 3068
New York, NY 10116-3068
(800) 840-3404

INSIDE BACK COVER:

A Sample of Awards & Recognition in Fiscal 1994/1995

1994 Processor of the Year (ConAgra, Inc.), Prepared Foods magazine

1995 Processor of the Year (ConAgra Frozen Foods), Refrigerated &
Frozen Foods magazine

Conservation Leadership Award for achievement in sustainable development (ConAgra, Inc.), The Nature Conservancy and
Fontenelle Forest Association

Gold EFFIE Award for marketing effectiveness (Healthy Choice),
American Marketing Association

Edison Awards for best new products of 1994, American Marketing
Association:
   Manwich Taco and Burrito Seasoning Sauces
   Marie Callender's Chicken Pot Pie

1994 Employer-Employee Partnership Award (Wesson refinery -
Memphis, Tenn.), Tennessee Department of Labor

Safety awards earned by more than 30 ConAgra processing plants -- from the American Meat Institute, National Safety Council,
Arkansas Department of Labor, Minnesota Safety Council, Safety
Council of Greater St. Louis, Safety & Health Council of Greater
Omaha.

Top Supplier/Supplier of the Year Awards:
Armour Swift-Eckrich -- Wal-Mart, Super Valu, Roundy's
Casa de Oro Foods -- Taco Bell
Decker Foods -- Affiliated Food Southwest
Golden Valley Microwave Foods -- Wal-Mart
Klein-Berger Co. -- Hormel Foods
Lamb-Weston -- Named Supplier of the Year by International
   Foodservice Distributors Association, All Kitchens of America,
   Belca, Ben E. Keith, Grand Forks Grocery, Nugget Foods,
   Pocahontas Foods, Ritz Foods, Rykoff Sexton, Sysco (L.A.
   branch), Valley Foods, Valley Island Produce; three excellence awards from Kraft Foodservice.

Top New Products:
Armour Premium Boneless Pork products, Meat, Marketing &
   Technology magazine
Best Loaf, Healthy Choice Ice Cream, Healthy Choice Special
   Creations, Food Business magazine
Steak Express, U.K.-based Leatherhead Foods' new products competition

Wisconsin Governor's Award for Excellence in Waste Reduction
(HACCO, Inc., a United Agri Products company)

1995 Business Resource Recovery Alliance Award for Practical
Solutions to Waste Disposal Problems (ConAgra Frozen Foods --
Crozet, Va.)

Excellence in Manufacturing awards (United Agri Products' Platte
Chemical Co. -- Fremont, Neb., Greenville, Miss.), Ciba
Corporation, Solaris Group