Form 10-K, Exhibit 13
period 1996-05-26
CONAGRA INC /DE/
filed 1996-08-26
CIK 23217

ConAgra, Inc. 1996 Annual Report (logo) Building a better food company

Cover shows food product photos of: Healthy Choice Chicken & Vegetables Marsala and whole tomatoes and a can of Hunt's Tomato Paste

INSIDE FRONT COVER (Product photos of top 21 brands) ConAgra has
21 food brands that each chalk up annual retail sales exceeding $100 million.

ConAgra businesses operate across the food chain:

*  Crop protection chemicals,fertilizer & seed distribution

*  Animal feeds & feed additives

*  Country General stores, principally in agricultural communities

*  Flour, oat & dry corn milling; barley malting

*  Worldwide commodity distribution & merchandising, other commodity services

*  Natural spices, seasonings, flavors & spray-dried food ingredients

*  Beef & pork products

*  Branded chicken & turkey products

*  Branded processed meats

*  Cheeses & refrigerated dessert toppings

*  Seafood products

*  Processed potato products

*  Private label consumer products

*  Branded shelf-stable foods

*  Branded frozen foods

The brand names in this annual report are owned or licensed by ConAgra, Inc. and its subsidiaries.

Financial Highlights

Dollars in millions except per share amounts

Fiscal Year Ended            May 26, 1996   May 28, 1995   Percent Change

- ----------------             ------------   ------------   --------------

Net sales                       $24,821.6      $24,112.3       2.9%

Before non-recurring charges
 (see page 41)

  Income before income taxes       $916.4         $825.9      11.0%

  Net income                       $545.2         $495.6      10.0%

  Net income available
   for common stock                $536.6         $471.6      13.8%

  Net income per common share       $2.34          $2.06      13.6%

  Cash earnings return on
    year-beginning common
    stockholders' equity
    (see page 4)                    24.3%          24.4%

       5-year average:  23.4%

After non-recurring charges

  Income before income taxes       $408.6         $825.9     -50.5%

  Net income                       $188.9         $495.6     -61.9%

  Net income available
   for common stock                $180.3         $471.6     -61.8%

   Net income per common share      $ .79          $2.06     -61.7%

Common stock price at year end     $42.00         $32.25      30.2%

Common stock dividend rate
   at year end                       $.95           $.83      14.5%

Employees at year end              83,123         88,511      -6.1%





ConAgra, Inc.

ConAgra is a diversified international food company. Our mission is to increase stockholders' wealth. Our job is to help feed people better.

We operate across the food chain, in 32 countries around the world. Our products range from convenient prepared foods for today's busy consumers to supplies farmers need to grow their crops.

This report contains forward-looking statements in the Letter to Stockholders, Business Review and Management's Discussion & Analysis. The statements reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results.
The statements are based on many assumptions and factors including availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in such assumptions or factors could produce significantly different results.

(recycled logo) Printed on recycled paper.

Contents

Letter to Stockholders . . . . . . . . . . . . . . . . . . . . . 2

Objectives & Results  . . . . . . . . . . . . . . . . . . . . . .4

Business Review
     Grocery/Diversified Products  . . . . . . . . . . . . . . . 6

     Refrigerated Foods  . . . . . . . . . . . . . . . . . . . .14

     Food Inputs & Ingredients . . . . . . . . . . . . . . . . .20

Sales & Operating Profit by Segment  . . . . . . . . . . . . . .27

Ten-Year Results . . . . . . . . . . . . . . . . . . . . . . . .28

Management's Discussion & Analysis . . . . . . . . . . . . . . .30

Consolidated Financial Statements  . . . . . . . . . . . . . . .35

Notes to Financial Statements. . . . . . . . . . . . . . . . . .40

Independent Auditors' Report . . . . . . . . . . . . . . . . . .52

Board of Directors . . . . . . . . . . . . . . . . . . . . . . .53

Principal Officers . . . . . . . . . . . . . . . . . . . . . . .54

Corporate Citizenship  . . . . . . . . . . . . . . . . . . . . .56

Investor Information . . . . . . . . . . . . . . Inside Back Cover



Photo of Phil Fletcher Cutline:  Phil Fletcher, Chairman & Chief
Executive Officer

To Our Stockholders, Employees and Other Friends

Building a Better Food Company

The theme of this annual report is really our job description: building a better food company. You should expect it, and I believe we are doing it.

We worked on it in fiscal year 1996.
* Excluding non-recurring charges in fiscal 1996, earnings per share grew nearly 14 percent, ConAgra's 16th consecutive year of record earnings.

* We met ConAgra's return on equity objective -- our most important financial goal -- for the 21st consecutive year, excluding the non-recurring charges.

* We raised the common stock dividend 14.5 percent, the 21st consecutive year of increases of at least 14 percent.

We also continued to invest for future results.
* We invested $669 million, an increase of 56 percent, to expand and improve ConAgra's facilities and business systems.

* And we implemented a major restructuring program to make a good company even better.

Restructuring and other non-recurring charges reduced fiscal 1996 reported net earnings by $356 million, or $1.55 per share. However, we expect that the cash expense will be only $60 million, while we estimate that pretax savings will total $275 million during fiscal years 1997 through 1999.

Earnings Balance
The benefits of ConAgra's food-chain diversification and earnings balance were evident in fiscal 1996. Operating profit growth of 35 percent in ConAgra's Food Inputs & Ingredients industry segment and 15 percent in Grocery/Diversified Products more than compensated for an operating profit decline of eight percent in Refrigerated Foods where soaring grain prices hurt performance. The comparisons exclude non-recurring charges in fiscal 1996.
   As I've suggested in three previous annual reports, we are building a better food company by managing our businesses aggressively and investing our cash flows for growth.

Managing Aggressively:  Structure for Success
The foundation for managing ConAgra's businesses aggressively is structuring our company for success. With the right leadership, the right organization and the right businesses and asset base, good things will happen more readily. To this end, we've accomplished a series of structuring initiatives in recent years.
   First, we reduced ConAgra's major operating groups from eight to five, bringing together businesses with compatible product lines and distribution systems. This makes it easier to leverage the interlocking strengths of our businesses. The advantages are obvious in our largest operating groups, Refrigerated Foods and Grocery Products, where infrastructure enhancements promise big benefits.
   Second, during fiscal 1995 and 1996 we divested 10 non-core businesses. This streamlining frees financial and human capital for more attractive investment in ConAgra's core operations.
   Third, in fiscal 1996's fourth quarter we announced a comprehensive restructuring plan consistent with our strategy to structure ConAgra for success. We are closing or reconfiguring over 20 production plants and exiting several smaller businesses to strengthen ConAgra's core businesses and enhance earnings growth.
   Restructuring means rationalizing ConAgra's production base, especially in Refrigerated Foods. By consolidating production in more efficient plants, we use capacity more effectively and more profitably. Substantial financial benefits will be available to bolster earnings and reinvest in our businesses.
   For our shareholders and employees, this is the right step to make ConAgra more competitive, more secure, more profitable. But the decision was difficult because over 6,000 jobs will be eliminated. We are doing our best to be sensitive and responsive to the needs of the people who are affected.

Strong Leadership
Ultimately, the most important component of structuring for success is leadership -- the competence and commitment of the people who run ConAgra's businesses. I'm more than pleased with the strength of ConAgra's management teams today. Our businesses enjoy exceptionally competent, results-oriented leadership committed to building a better food company.

Investing for Growth
Strong leaders invest more productively. In fiscal 1997, we expect to invest over $700 million in capital expenditures to ramp up ConAgra's earning power. Investment priorities include customer service, production efficiency and capacity expansion. Furthermore, we are investing substantial dollars and creative energy to add value to our products, including nearly five billion packages of branded products we market annually. We'll also continue to invest in leveraging ConAgra's powerful brand equities such as Healthy Choice, an important contributor to earnings growth in fiscal 1996.
   After internal investment, acquisitions are next in line for investing ConAgra's cash flow. In fiscal 1996, acquisitions including the Van Camp's bean business and Canada Malting added earnings from the outset. With 80 or more candidates regularly on our shopping list, we see ample opportunity to strengthen core businesses with acquisitions.

Rewarding Stockholders
We invest in growth to achieve ConAgra's financial objectives, found, as always, on pages 4 and 5 of this report. I noted earlier that we've met ConAgra's 20-percent return on equity objective for more than two decades. We've also achieved ConAgra's 14-percent earnings per share growth objective in recent years as well as over the long haul, excluding non-recurring charges in fiscal 1996. On that basis, our earnings per share average annual growth rates were 14 percent the past three years and more than 15 percent the past 16 years.
   By achieving ConAgra's financial objectives, we fulfill our company's mission: increase stockholders' wealth. Earnings per share growth of 14 percent and comparable dividend growth yield total return to investors substantially better than the stock market's 10- or 11-percent long-term annual return.

Fiscal 1997 Outlook:  Record Earnings
I'm bullish on ConAgra's prospects for fiscal 1997. We expect double-digit earnings per share growth compared to fiscal 1996 before non-recurring charges. We plan earnings gains in Grocery/Diversified Products and Food Inputs & Ingredients, though below their robust growth rates in fiscal 1996. We also anticipate a strong positive rebound in Refrigerated Foods as it benefits from capital investment, restructuring initiatives and industry adjustments to high grain prices.

Thank You, Builders!
People throughout ConAgra are building a better food company. Two top builders retired recently, each with 35 years of service to ConAgra and predecessor companies. Al Crosson, the consummate salesman, created and led ConAgra Grocery Products Companies, our company's branded products powerhouse. Truck Morrison, designated globetrotter, invented our international trading companies, then headed ConAgra International and our grain processing operations. Both gentlemen served in ConAgra's Office of the President. Thank you, Al and Truck.
   This letter is almost long enough. I'll make it complete by expressing my abiding gratitude to more than 80,000 ConAgrans who are building a better food company.

Sincerely,

(Signature)

Philip B. Fletcher

Chairman and Chief Executive Officer



Objectives & Results

ConAgra is committed to major financial performance objectives that drive how we manage our company and serve our mission to increase stockholders' wealth.

   We incorporate in our financial objectives a concept called "cash earnings"
- -- net earnings plus goodwill amortization. Businesses run on cash. The principal source of internally generated cash is net earnings before depreciation of fixed assets and amortization of goodwill. Cash from depreciation is generally needed for replenishment to help maintain a going concern.
   On the other hand, goodwill represents valuable non-depreciating brands and distribution systems, primarily those we acquired with Beatrice Company in fiscal year 1991. We invest and incur expense throughout the year to maintain and enhance the value of these brands and distribution systems. Consequently, goodwill amortization is not a true economic cash cost. It, along with net earnings, is a source of decision cash - cash available to invest in ConAgra's growth and pay dividends.
   It is this decision cash that we call cash earnings. We believe the cash earnings concept is an appropriate way to manage and measure our businesses. We use the cash earnings concept in our financial objectives for return on common equity and dividend growth. We do not use it in our earnings per share growth objective because companies are not permitted to present earnings per share data in any alternative form.

RETURN ON COMMON EQUITY

Objective
ConAgra's most important financial objective is to average more than a 20-percent after-tax cash earnings return on year-beginning common stockholders' equity, and to earn more than a 15-percent return in any given year.
   In determining results as shown in the table below, year-beginning common equity includes these adjustments: 1992 -- an increase of $16.9 million for a pro rata share of the common equity associated with the acquisition of Arrow Industries, Inc.; 1993 -- a net decrease of $337.2 million resulting from adopting Statement of Financial Accounting Standards No. 106 (a decrease of $121.2 million), a pro rata share of common stock purchased in the open market for the Employee Equity Fund (a decrease of $247.9 million), and a pro rata share of common equity associated with four acquisitions (an increase of $31.9 million). In computing the 1993 results, after-tax earnings exclude the one-time cumulative effect of SFAS 106. The 1996 results exclude non-recurring charges of $356.3 million after tax.

Result

Return on Common Equity

 ...................................................................

5-Year Average:                   23.4%
- ------------------------------
92                                21.5%
- ------------------------------
93                                23.2%
- ------------------------------
94                                23.7%
- ------------------------------
95                                24.4%
- ------------------------------
96                                24.3%
- ------------------------------

FINANCING

Objective
ConAgra's primary financing objective is to maintain a conservative balance sheet.

Long-Term Debt
Senior long-term debt normally will not exceed 30 percent of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics.

Short-Term Debt
Each ConAgra food business normally will eliminate at the end of its natural fiscal year short-term debt, net of cash, used to finance assets other than hedged commodity inventories.
   Natural year end occurs when inventories and receivables are at their annual low points -- for example, the end of February in our crop protection chemicals and fertilizer business, and the end of May in many other ConAgra businesses.

Result

               Long-Term Debt         Short-Term Debt
        -------------------------   -------------------
             Objective     Result          Result
            maximum of:              (as defined above)
        (as defined above)
        -------------------------   -------------------

92             30%           36%                  0

93             30%           30%                  0

94             30%           30%                  0

95             30%           30%                  0

96             30%           30%                  0



EARNINGS AND DIVIDEND GROWTH

Earnings Growth Objective
ConAgra's objective is to increase trend line earnings per share, on average, at least 14 percent per year.
   Although earnings balance is a strength of ConAgra's diversified food businesses, we may not always achieve quarter-to-quarter, or sometimes year-to-year, increases in reported earnings. However, ConAgra expects to increase trend line earnings - what we would earn with average or normal industry conditions - at least 14 percent per year.

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

Result

ConAgra has increased earnings per share for 16 consecutive years at a compound annual growth rate of 15.6%. During the same period, dividends per share increased annually at an average rate of 15.4%.
   During the past five years, the growth of reported earnings per share slowed to a rate of 10.5%, mainly due to single-digit growth in 1992 and 1993. During the same period, dividends per share increased at an average rate of 15.6%, including increases of 16.9% in 1992 and 15.4% in 1993.
   Earnings per share results exclude the one time cumulative effect of SFAS 106 in 1993 and non-recurring charges of $1.55 per share in 1996. Reported earnings in 1996 were $.79 per share.

Compound Annual Growth:

                       3-year     5-year     10-year     16-year
- ----------------------------------------------------------------

Earnings per share      14.0%      10.5%       13.2%         15.6%

Dividends per share     15.3%      15.6%       15.7%         15.4%


Bar graph for Earnings per Share:

Year:                    1992     1993     1994      1995     1996

                        $1.50    $1.58    $1.81     $2.06    $2.34

Percent Increase:        5.6%     5.3%    14.6%     13.8%    13.6%

Bar graph for Dividends per Share:

Year:                    1992     1993     1994      1995     1996

                         $.52     $.60    $.695     $.803     $.92

Percent Increase:       16.9%    15.4%    15.8%     15.5%    14.6%

Over the last 5 years, dividends have averaged 32.4% of cash earnings.

trusted brands

photos of: Orville Redenbacher's 100% popcorn mini cakes, Healthy Choice Cappuccino Chocolate Chunk, boy eating Juicy Gels

Grocery/Diversified Products----------------------------

Grocery/Diversified Products operating profit increased nearly 15 percent, led by Hunt-Wesson's robust operating profit growth, in part due to successful acquisitions. The consumer frozen foods, microwave products and private label businesses also contributed to the earnings gain. Potato products operating profit was slightly above the previous year's strong result. Acquisitions and unit volume growth drove the 9-percent segment sales increase.

The discussion of results in the Business Review (pages 6-26) excludes the effect of non-recurring charges in fiscal 1996. See page 27 for segment sales and operating profit both before and after non-recurring charges.

2 pie charts:

Segment Sales
(In millions)

1996          $5,261.4

1995          $4,809.5

% Change         +9.4%

Operating Profit
(In millions)

1996*          $ 721.8

1995           $ 629.9

% Change        +14.6%

*Fiscal 1996 segment operating profit excludes certain non-recurring charges.
 Segment operating profit after the charges was $644.7 million.
 See Note 2 on page 41.

"We are markedly improving the way we manage our businesses across the board -- from in-store merchandising to back-office support systems. But we don't change a thing unless we can serve a customer better or satisfy a consumer better."

Dave Gustin
President & Chief Operating Officer
ConAgra Grocery Products Companies (Photo of Dave Gustin)

Grocery Products----------------

ConAgra Grocery Products Companies include our branded consumer food companies that produce and market shelf-stable and frozen foods.
   These businesses are continually improving their ability to respond to consumers with products that fit their lifestyles. These companies also are investing in new salesorganizations and sophisticated new information systems designed to better serve our retail and foodservice customers, and make us more responsive and more competitive in the marketplace.
   Major shelf-stable brands and products are Hunt's and Healthy Choice tomato-based products; Wesson cooking and salad oils; Healthy Choice soups; Orville Redenbacher's and Act II popcorn products; Peter Pan peanut butter; Van Camp's canned beans; Manwich sauces; Snack Pack puddings; Swiss Miss puddings and cocoa mixes; Knott's Berry Farm jams and jellies; Chun King and La Choy Oriental products; Rosarita and Gebhardt Mexican products; and Wolf Brand chili. These products are sold through retail stores and to foodservice markets, mass merchandisers, club stores and military markets.
   Major frozen food brands are Healthy Choice, Banquet, Marie Callender's, Kid Cuisine, Butterball, Morton, Patio, Chun King and La Choy. Our frozen food products include dinners and entrees, kids' meals, fried chicken, boneless chicken products, pot pies, fruit cobblers, hand-held sandwiches, french bread pizza and ice cream.
   ConAgra Grocery Products Companies in total had an excellent year, with earnings substantially higher than in fiscal 1995. Much of the increase was due to four acquisitions made during fiscal 1995 or as fiscal 1996 began. Three of the new businesses -- Van Camp's canned beans and Wolf Brand chili products, Chun King convenience foods, and Knott's Berry Farm fruit-based products -- exceeded our earnings objectives in fiscal 1996. The fourth, Marie Callender's, did not perform up to plan, but volumes increased nicely during the year, and the business made a good contribution to earnings.
   During fiscal 1996, ConAgra Grocery Products Companies completed building a new sales organization. The Grocery Products sales and in-store merchandising force was expanded from 350 to 800 people supporting ConAgra Frozen Foods products as well as Hunt-Wesson products. In addition, ConAgra Frozen Foods replaced broker representation with a new 180-person direct sales force. This new sales model improves ConAgra Grocery Products' ability to deliver consumer value, improve customer service, increase sales and maintain industry leadership.
   The Hunt-Wesson businesses -- Hunt Foods, La Choy/Rosarita Foods Company, Orville Redenbacher/Swiss Miss Foods Company, Wesson/Peter Pan Foods Company and Knott's Berry Farm Foods -- in total had a record year, partially due to acquisitions. The Hunt-Wesson businesses compete primarily in categories where sales have been soft in recent years, making their continued success impressive. Fiscal 1996 sales were about $2.3 billion.
   As part of the restructuring announced in May 1996, Hunt-Wesson took several steps to improve operating efficiencies and the long-term health of its business. Two California plants will be closed, and a Georgia peanut shelling business ceased operations at the end of fiscal 1996.
   Hunt-Wesson's biggest business, Hunt Foods, had an excellent year with earnings up substantially. Hunt Foods includes Hunt's and Healthy Choice tomato products and the new Van Camp's/Wolf Brand business. Hunt's base business was up significantly, even without the strong contribution from the new business. Hunt's reduced costs and, despite a record tomato crop, improved margins. New products introduced include a four-item line of Healthy Choice Garlic Lovers Spaghetti Sauce.
   The Wesson oils business achieved a significant profit turnaround, with earnings well above fiscal 1995, when the business was hurt by an erratic crude soybean oil market. Earnings were down for the Peter Pan peanut butter business. Peter Pan Plus, peanut butter with added vitamins and minerals, was introduced during the year.
   The Snack Pack and Swiss Miss pudding business achieved record unit volume and profit levels. The international business increased earnings significantly, primarily due to a strong performance by Snack Pack puddings and gels in Canada.
   The Swiss Miss cocoa business had a good year, thanks in part to an effective new advertising campaign and a cold winter. Unit volumes and earnings increased. Swiss Miss Chocolate Sensations and Cocoa & Cream cocoa mixes were successfully introduced during the year.
   Fiscal 1996 was a difficult year for the Orville Redenbacher's popcorn business. Unit volumes and earnings declined in the face of an unsuccessful change in in-store merchandising and general softness in the microwave popcorn category. Orville Redenbacher's Popcorn Cakes in five flavors were introduced in about 20 percent of the U.S.
   Healthy Choice soups had another good year, with volume and market share increases and earnings above plan and the previous year. Late in fiscal 1996, Healthy Choice began the rollout of a six-item line of Healthy Choice Recipe Creations, condensed soups designed to make home cooking faster and easier.
   The Oriental shelf-stable food business, including the La Choy and Chun King lines, had increased earnings, helped by Chun King's above-plan performance in its first full year with ConAgra. Earnings declined in the Rosarita/Gebhardt business. The new Knott's business did very well, performing significantly over plan. Hunt-Wesson's foodservice business had an excellent year, with earnings above plan and the previous year.
   Golden Valley Microwave Foods is a leader in the development of foods exclusively for preparation in microwave ovens. Golden Valley's products include popcorn, french fries, breakfast foods and sandwiches distributed through the vending industry, mass merchandising outlets and grocery, drug and club stores. Principal consumer brands are ACT II and Healthy Choice.
   Category softness in the microwave popcorn category challenged Golden Valley in fiscal 1996, but lower raw material costs were a positive. Golden Valley significantly increased earnings and exceeded their plan. New products introduced in fiscal 1996 include Healthy Choice Popcorn and ACT II Popcorn Cakes.
   Our frozen foods company, ConAgra Frozen Foods, is one of the largest frozen food businesses in the United States. Sales in fiscal 1996 were about $1.3 billion.
   Frozen food industry categories across the board declined in fiscal 1996 as consumers were offered more and more choices for convenient meals -- not only an array of new products in the grocery stores, but also new takeout and home delivery options. Nevertheless, ConAgra Frozen Foods' earnings increased significantly in fiscal 1996.
   Unit volumes were up, helped by incremental volume from new products and Marie Callender's in its first full year as part of ConAgra. ConAgra Frozen Foods also improved its market position in most key categories, including a solid gain in single-serving meals.
   Healthy Choice frozen products increased unit volumes and earnings in fiscal 1996. The year was highlighted by two highly successful new product introductions: Healthy Choice Hearty Handfuls, hot sandwiches made with bakery-style breads and meat and vegetable fillings, and Healthy Choice
Special Creations, "indulgent" flavors of low-fat ice cream in pints. In fiscal 1997, Healthy Choice plans major improvements in product formulations and packaging, accompanied by a new advertising campaign.
   Earnings for the Banquet product line, excluding Banquet chicken products, were down from the fiscal 1995 level due to investment in the new Pasta Favorites line. Earnings for Banquet's core products -- Regular Dinners, Pot Pies, Family Entrees and Extra Helping meals -- increased significantly.
   The ConAgra Frozen Foods chicken business, which includes Banquet and Country Skillet chicken products, grew earnings in spite of record-high grain prices that drove product costs up substantially. Banquet chicken products earnings were strong, reflecting good consumer response to improved products introduced late in fiscal 1995. In fiscal 1997, two new chicken product lines are being introduced: Butterball Chicken Requests, crispy baked breasts in five flavors, and Banquet Fat Free Breast Patties and Tenders, boneless, skinless cuts of lightly breaded, baked breast meat.
   Earnings increased substantially to a record level for ConAgra Frozen
Foods' specialty brands -- Kid Cuisine, Chun King and La Choy frozen products, and Patio. The largest contributor was Kid Cuisine, with dramatically improved earnings.
   Marie Callender's also made a significant earnings contribution and achieved good increases in volume, market share and distribution. Marie Callender's line of premium-quality frozen foods is an excellent addition to ConAgra Frozen Foods' offerings, with continued growth potential.
   We expect fiscal 1997 to be another good year for ConAgra Grocery
Products Companies. An unwavering focus on meeting consumer needs and improving customer service will result in more innovative consumer products and significant capital investments in manufacturing efficiencies and information systems.

Throughout this section appears product photos of the following: Hunt's Ketchup, Banquet Chicken Pot Pie, Hunt's Juicy Gels, Act II Popcorn, Chun King Mini Egg Rolls, Wesson Vegetable Oil; Healthy Choice Country Breaded Chicken; Swiss Miss Chocolate Sensation; Kid Cuisine, Rosarita Beans, Marie Callender's Spaghetti Marinara, Van Camp's Pork and Beans, Butterball Chicken Requests, Wolf Brand Chili, Banquet Skinless Fried Chicken, Peter Pan Plus, Healthy Choice Recipe Creations, Act II Caramel Popcorn, Knott's 100% Fat Free Jam, Inland Valley Homestyle Mashed Potatoes, Singleton Breaded Butterfly Shrimp, Just Light Charcoal Briquets, Lamb Weston Pommes Frites, Hotpop Microwave Popcorn, Meridian King Crab, Steak Express Barbecue Style Ribs, Aurelmar seafood product, Budget Buy paper plates, Brute kitchen bags, Chef's Choice Black Pepper, Taste O Sea fish portions,Sergeant's pet shampoo, Jack Rabbit Long Grain Rice.

Also a photo of a woman and boy eating Inland Valley Fries-To-Go.

"ConAgra's international growth is limited only by our imagination and energy. Our expertise across the food chain and our strong customer relationships around the world are powerful tools for global expansion. We see new opportunities every day."

Jim Watkins
President & Chief Operating Officer
ConAgra Diversified Products Companies
(Photo of Jim Watkins)

Diversified Products--------------------

ConAgra Diversified Products Companies in fiscal 1996 included Lamb-Weston, Arrow Industries, our seafood businesses, a pet products business and a frozen microwave food business in the United Kingdom. At the beginning of fiscal 1997, Arrow Industries and the pet products business became part of ConAgra Trading and Processing Companies.
   Lamb-Weston is a leading processor of frozen potato products, including french fries and an array of potato products for foodservice markets. Lamb-Weston supplies most of the leading restaurant chains and food service distributors in the U.S. as well as in Europe and Asia. Annual sales are about $960 million, excluding unconsolidated joint ventures.
   In fiscal 1996, Lamb-Weston continued its growth in value-added specialty potato products.  Customer response was excellent to the new
"Stealth Fry," a french fry with a transparent coating that significantly enhances crispness and holding quality. A new shaped potato/cheese product, "Munchers," was introduced during the year to offer foodservice customers an additional menu choice. Lamb-Weston also made good progress, on both the cost reduction and the market penetration fronts, with its retail Inland Valley brand.
   The U.S. potato crop was of good quality in fiscal 1996, but short supplies increased Lamb-Weston's product costs. Despite the potato cost increase,
Lamb-Weston had a good year, with earnings above plan.   Results were only
slightly above fiscal 1995 operating profit, when a potato crop failure in Europe resulted in extraordinarily high export demand for Lamb-Weston's U.S. potato products. In fiscal 1996, a more normal year, there was little European demand for U.S. potato products, but exports to the Pacific Rim continued to grow at a steady pace.
   In the first half of fiscal 1996, Lamb-Weston and Dogus Holding Corp., a Turkish company, acquired more than 90 percent of Bolu Patates San. ve
Tic. A.S., Turkey's largest frozen potato processing company. Lamb-Weston also acquired majority ownership of Tarai Foods Limited, a processor of frozen vegetables and potatoes in India. These two acquisitions fit Lamb-Weston's strategy of becoming the frozen potato supplier of choice for their customers worldwide.
   In fiscal 1997, Lamb-Weston plans continued emphasis on value-added specialty potato products and more international growth.
   Lamb-Weston also plans a continued focus on finding innovative, environmentally sustainable ways of improving its operations. A Lamb-Weston agreement with power company U.S. Generating Co. is a good example. Early in fiscal 1997, a U.S. Generating cogeneration plant, powered by natural gas, will open next to Lamb-Weston's Hermiston, Oregon plant and supply electricity in the Pacific Northwest. Lamb-Weston will purchase the zero-discharge power plant's steam byproduct at a reduced cost and, as a result, not only save money but also burn less natural gas.
   Arrow Industries, Inc. is a leading manufacturer and national distributor of private label consumer products for the grocery trade, principally supermarket retailers and wholesalers. Products include dried beans, rice, popcorn, pepper and spices, aluminum foil, plastic bags and wraps, flexible packaging, paper plates and bags, vegetable oil, charcoal and lighter fluid. Annual sales are about $275 million.
   In the second half of fiscal 1996, Arrow acquired the Alcan Household Foil business, a major distributor of private label aluminum foil products to supermarkets and wholesalers.
   Arrow had a good year in fiscal 1996, with earnings above plan and well above the fiscal 1995 level. Arrow's new management team worked well together and implemented several strategic initiatives to improve its business, including significant investments in information systems and a customer-centered reorganization of the business.
   Because of the breadth of products in Arrow's portfolio, results are generally mixed to some degree. The edible bean business did well, as did the plastics business, in spite of high and volatile resin prices. The charcoal business was under margin pressure and had a difficult year. Arrow's European charcoal joint venture brought its new plant on line and is well-positioned to sell the charcoal briquet concept in Europe, where lump charcoal is still the norm.
   ConAgra's seafood businesses market a wide variety of seafood products.
They include ConAgra Shrimp Companies, O'Donnell-Usen U.S.A., Usen Fisheries -- a Canadian joint venture -- and the Gelazur seafood distribution joint venture in France. Early in fiscal 1996, ConAgra reduced its share in Trident Seafood Corporation from 50 percent to 10 percent. Total seafood sales, excluding seafood joint ventures, were about $200 million in fiscal 1996.
   Our seafood businesses had a difficult year, as extreme price volatility and continued supply shortages of some varieties of seafood challenged the industry. Our seafood earnings were well below plan and the previous year.
   Shrimp prices were volatile throughout the year, and the industry was hurt by excess, high-cost inventories. There were record low prices for some sizes of shrimp and shortages of other sizes. In this environment, ConAgra Shrimp's earnings declined.
   In the second half of fiscal 1996, ConAgra Shrimp Companies acquired the assets of Meridian Products, Inc., a worldwide trader and sourcer of a wide variety of seafood. Meridian's strong international presence adds an important dimension to our domestic shrimp processing operations. Meridian has already opened up significant new access for ConAgra Shrimp to be a major sales agent for premium-quality, ocean-caught Mexican shrimp.
   O'Donnell-Usen and Usen Fisheries' results continued to suffer from resource shortages, but O'Donnell-Usen, the U.S. marketing side of the business, made good progress in their private label business. The Canadian sourcing side of the business, the Usen Fisheries joint venture, was restructured in fiscal 1996 to allow the business to operate at a vastly reduced level. Earnings also declined for Gelazur, our French joint venture seafood business.
   ConAgra Foods Limited, our frozen food business in the U.K., had a good year, with earnings well above the previous year. A new microwave french fry and popcorn plant successfully began operations, and volumes increased nicely after the new capacity was on stream. A microwavable burger-and-fry combination was introduced, and a new sales organization began representing three ConAgra companies in the U.K. (ConAgra Foods Limited, Lamb-Weston and Golden Valley).
   Earnings declined for our pet products business in fiscal 1996. It was a year of reorganization. The business successfully implemented a new management information system that should help results in future years.
This business also expanded their distribution beyond grocery channels into mass merchandiser and pet superstore channels, and began developing private label pet products to offer new choices to their customers.
   ConAgra Diversified Products Companies as a group had lower earnings in fiscal 1996 than in fiscal 1995. The major decline was in the seafood businesses. These companies continue to make good international progress in sourcing, manufacturing and distribution. We expect earnings to increase in fiscal 1997.

Refrigerated Foods------------------

Refrigerated Foods operating profit decreased 8 percent, in large part because escalating grain prices drove up feed costs and squeezed margins before normal industry adjustments could soften the impact. Operating profit increased in the cheese products, processed meats, chicken products and turkey products businesses. Earnings dropped in beef and pork. Segment sales decreased 4 percent mainly due to lower selling prices in the beef industry, divestitures and the transfer of a trading business to the Food Inputs & Ingredients segment.

customer focus (contains photo of man with apron and woman holding platter of hamburgers and food product photos of Butterball Smoked Young Turkey and Armour Premium Hot Dogs)

2 pie charts:

Segment Sales
(In millions)

1996          $12,987.3

1995          $13,503.3

% Change          -3.8%

Operating Profit
(In millions)

1996*          $  384.9

1995           $  416.4

% Change          -7.6%

*Fiscal 1996 segment operating profit excludes certain non-recurring
 charges.   Segment operating profit after the charges was $106.3 million.
 See Note 2 on page 41.


Refrigerated Foods------------------

ConAgra Refrigerated Foods Companies include our companies that produce and market branded processed meats, deli meats, beef and pork products, chicken and turkey products and cheese products. These companies share common distribution characteristics and many synergistic opportunities among the businesses and in the marketplace.
   Our Refrigerated Foods Companies are re-designing their business processes to better serve their retail and foodservice customers and meet consumers' needs. New systems and processes will allow faster and better response to consumer demand, better information for us and our customers on demand patterns, and much more efficient movement of products. Significant investments in infrastructure enhancements are expected to improve these businesses meaningfully.
   ConAgra Refrigerated Foods Companies is the part of ConAgra most affected by the restructuring announced in May 1996. Actions taken by our Refrigerated Foods Companies will substantially improve the manufacturing efficiencies and customer responsiveness in our meat, poultry and cheese businesses. These actions include closing two beef plants in the U.S. and three in Australia, and closing four U.S. processed meat plants, one U.S. cheese plant, three U.S. poultry plants and 16 refrigerated foods distribution centers in the U.S.
   In connection with the restructuring, plans have been announced to build a new pork plant in Indiana or Kentucky and a new cattle hides further processing plant in Texas, redesign and renovate a poultry plant in Louisiana and expand beef plants in Kansas and Australia. We also are building a new processed meats plant and expanding another processed meats plant in Kansas.
   Our processed meat brands include Armour, Swift Premium, Eckrich, Butterball, Healthy Choice, Longmont, Cook's, Hebrew National, Brown 'N Serve, Golden Star, Decker, Webber's, and National Deli. Products include hot dogs, bacon, hams, sausages, cold cuts, turkey products and kosher products. Processed meat sales, excluding turkey-based products, are about $1.8 billion annually.
   New products introduced in fiscal 1996 include a seven-item line of Healthy Choice pre-sliced deli meats, Healthy Choice Breakfast Sausage, Healthy Choice Beef Smoked Sausage, five flavors of Healthy Choice Hearty Deli Flavor Lunch Meat, four varieties of Armour Max Pax Lunchmakers, Armour Turkey Summer Sausage (with 70-percent less fat), Eckrich Fat Free Franks and Fat Free Bologna, Healthy Choice Browned Turkey Breast and Honey Maple Ham deli products, Hebrew National Lean Smoked Turkey Sausage, Hebrew National Beef Hot Sausage, and Hebrew National Lean Beef Salami and Bologna.
   Overall processed meat earnings increased in fiscal 1996, helped by good results for Healthy Choice processed meat products and a turnaround in the kosher products business. A selling price increase in the fourth quarter of the year partially covered a significant increase in raw materials costs during the year.
   New sausage products helped the Healthy Choice processed meat line achieve another year of increased unit volumes. The Cook's ham business had a good year and beat their plan, although earnings were below fiscal 1995's extraordinarily strong results. We expect improved processed meat earnings in fiscal 1997.
   ConAgra's fresh meat businesses produce and market beef, pork and lamb products for customers in domestic and international markets.
   Annual sales of ConAgra's U.S.-based fresh meat companies exceed $7 billion. In fiscal 1996, these companies processed about 6.1 million head of cattle and
9.4 million hogs. Annually, these companies produce more than five billion pounds of beef products and nearly two billion pounds of pork products. We also have cattle feeding operations that in fiscal 1996 supplied less than 10 percent of the needs for our U.S. beef plants.
   In addition to the U.S.-based meat businesses, ConAgra owns approximately 91 percent of Australia Meat Holdings Pty Ltd. (AMH), a major Australian beef processor and exporter headquartered in Brisbane. AMH's annual production is about 800 million pounds of beef products; annual sales exceed $900 million.
   Fiscal 1996 was a year of change for our beef businesses, from new management to new systems. Significant capital investments to lower processing costs and improve quality, and a plant capacity rationalization to structure the business to better fit the customer base, are expected to pay dividends in the years ahead. Beef plant improvements include expansion of plant chill capacity, automated distribution and box handling systems, and specialized manufacturing capabilities to meet the needs of customers in Japan. The new cattle hides processing plant in Texas, scheduled to open in April 1997, is designed to improve profit margins in beef processing.
   The beef processing businesses performed reasonably well in fiscal 1996, but earnings declined from fiscal 1995's strong level. Cattle feeding earnings, which were hurt by record-high grain prices and low cattle prices in fiscal 1996, fell dramatically.
   AMH's results were significantly worse than in fiscal 1995. The beef industry in Australia was under considerable pressure from the U.S. beef industry, as low cattle prices made U.S. beef more competitive than Australian beef in export markets. The industry problems were complicated for AMH by expenses related to labor issues, which have now been resolved. We expect industry conditions in fiscal 1997 to remain challenging, but AMH results should get progressively better during the year.
   Swift & Company, the fresh pork business, continued in fiscal 1996 to show the kind of improvements we expected as a result of prior years' capital investments and plant capacity rationalization, and the pork management team's sharp focus on the right issues. The pork business had an excellent year, but earnings were below fiscal 1995's record level, when raw materials were at record low prices.
   Swift focused on adding value to their products, improving production efficiencies and increasing value-based procurement. During fiscal 1996, the pork business expanded distribution of its line of case-ready Armour Premium branded pork products. Further expansion is planned in fiscal 1997. Improved cooler capacity at the two largest pork plants, brought on stream during fiscal 1996, will be an advantage as Swift continues to grow its international business.
  Swift acquired an Indiana pork slaughter plant in the last quarter of fiscal 1996 and is modifying it to operate as a value-added processing plant. Construction will begin in fiscal 1997 on a new state-of-the-art pork plant in Indiana or Kentucky to replace Swift's outdated plant in Louisville, Kentucky. The new plant will include complete capability to produce case-ready products.
   The beef and pork industries will remain challenging in fiscal 1997, but we expect that improvements in our beef and pork businesses will result in increased earnings.
   Beatrice Cheese Company is a producer and marketer of cheese products and dessert toppings. Annual sales exceed $950 million. Branded products include Healthy Choice fat-free cheese, Treasure Cave blue cheese, County Line natural cheeses, Pauly cheeses for foodservice markets and Reddi-Wip dessert toppings. A line of fat-free Reddi-Wip toppings will be introduced in fiscal 1997. Early in fiscal 1996,the Alum Rock Foodservice business, a West Coast cheese product distributor, was sold.
    Fiscal 1996 was another excellent year for Beatrice Cheese, with earnings well above plan and dramatically higher than in fiscal 1995. Retail and foodservice cheese products achieved good volume growth, as did the Reddi-Wip product line. Healthy Choice fat-free cheese products continued to perform well in the marketplace. Significant operating and cost improvements, a keener market focus and exiting the milk processing business in fiscal 1996 set the stage for another good year for Beatrice Cheese in fiscal 1997.
   Our chicken and turkey businesses are leading producers and marketers of chicken and turkey products for retail and foodservice markets. Principal chicken brands are Butterball, Country Pride, Country Skillet and To-Ricos. Principal turkey brands are Butterball and Longmont.
   Our chicken products company had fiscal 1996 sales of about $1.5 billion. Our turkey products company had sales of about $600 million. Our broiler chicken production volume for the year exceeded 1.4 billion dressed pounds. More than 675 million pounds of turkey products were sold.
   U.S. per capita consumption of chicken products continued its long-term rise in fiscal 1996. Likewise, foreign demand for U.S. broiler meat continued strong, and in spite of a temporary slowdown of exports to Russia, broiler exports continued to rise.
   The major problem for the poultry industry and our chicken and turkey companies in fiscal 1996 was the record-high corn prices. Our chicken products business improved dramatically in fiscal 1996, but the progress was masked by the high grain costs. Results were better in fiscal 1996 than in the previous year, but the numbers don't reflect the magnitude of the positive change in the business.
   Significant capital investments improved production facilities. New management is clearly focused on marketing, sales, cost, quality, upgrading the entire organization and, as a result, improving profitability. Assets of a Delaware poultry complex and of the Mott's-Blue Coach Foods poultry processing business were sold during the first half of fiscal 1996. The business should be further boosted by the capacity rationalization announced as part of the fiscal 1996 restructuring charge. We expect fiscal 1997 earnings in our chicken products business to begin to reflect the business improvements, although our expectations are tempered somewhat by continued high grain costs.
   Early in fiscal 1997, ConAgra Poultry Company acquired certain assets of Texas Smokehouse Foods, Inc. Texas Smokehouse Foods produces smoked, batter-breaded and marinated meat and poultry products sold mainly through foodservice channels. This acquisition supports ConAgra Poultry's plan to increase its foodservice presence and to focus on value-added products.
   Butterball Turkey Company, which includes the Butterball and Longmont businesses, increased earnings in fiscal 1996. Results would have been substantially better, however, if grain costs had been at a more normal level.
   Butterball maintained strong market positions for their branded turkey products, with good growth in some segments. New Butterball turkey products introduced in fiscal 1996 include Butterball Thin and Crispy Bacon, Butterball Deli Thin lunch meat in two flavors and Butterball Fat Free Turkey Breast for the deli.
   The Longmont business has become primarily a producer of turkey products for other ConAgra companies, a good arrangement for both Longmont and their internal ConAgra customers. Our turkey businesses will be hard-pressed to increase their earnings in fiscal 1997 unless feed costs moderate somewhat.
   Our refrigerated foods businesses will continue their business process improvements in fiscal 1997. Infrastructure enhancements are on track in customer service, transportation, technology, product development and support systems. A strategic focus on adding value to our refrigerated products is already paying dividends for these businesses. A companywide focus on training is well under way. We expect the fiscal 1997 results to begin to reflect these initiatives. Earnings should increase strongly.

"We are fundamentally transforming our businesses -- systems, processes, culture and expectations --- to leverage our protein powerhouse. We have the leaders and the teams in place to make our businesses the best in their industries in product quality and customer service."

Lee Lochmann
President & Chief Operating Officer
ConAgra Refrigerated Foods Companies (photo of Lee Lochmann)

Throughout this segment appears photos of the following refrigerated foods products: Eckrich Lunch Makers Sausage Pizza, Swift Premium Brown 'N Serve, Country Pride Fresh Chicken, Healthy Choice Fat Free American Singles, Butterball Fresh Chicken Roasting Broiler, Decker Bacon, Armour Seasoned Pork Roast, County Line Mozzarella Cheese, Webber Farms Original Mild Sausage, Cook's Spiral Sliced Honey Ham, Monfort Gold Corned Beef Brisket, Healthy Choice Lowfat Deli Thin Sliced Honey Ham, Butterball Fresh Chicken Lemon Butter Breast Fillets, Hebrew National Reduced Fat Beef Bologna, Hebrew National Beef Franks, Reddi Wip, Butterball Lean Fresh Turkey Hot Italian Sausage, Healthy Choice Fat Free Nonfat Cream Cheese, Hebrew National Thin Sliced Oven Roasted Turkey Breast, Cook's Ham Steak, Treasure Cave Blue Cheese.

new dimensions (photos of:farmer with UAP cap and holding wheat, Eagle Mills Pizza Crust Mix and Healthy Choice bread)



Food Inputs & Ingredients-----------

Many businesses contributed to the strong Food Inputs & Ingredients operating profit growth of 35 percent. They include grain merchandising, the crop inputs business, commodity services, specialty food ingredients and the dry edible bean business. The segment's profit performance also benefited from a barley malting business acquisition during fiscal 1996 and business dispositions the previous year. A 13-percent segment sales gain was due to volume growth, higher commodity prices and the transfer of a trading business from the Refrigerated Foods segment.



2 pie charts:

Segment Sales
(In millions)

1996          $ 6,572.9

1995          $ 5,799.5

% Change         +13.3%

Operating Profit
(In millions)

1996*           $ 333.6

1995            $ 246.7

% Change         +35.2%

*Fiscal 1996 segment operating profit excludes certain non-recurring charges. Segment operating profit after the charges was $236.5 million. See Note 2 on page 41.



"The coming changes in the world of agriculture are mind-boggling, but we have built a business that can seize the opportunities changes will bring. We've designed our businesses in anticipation of a rapidly growing world population, burgeoning demand for agricultural products, increasing environmental concerns and the biotechnology revolution."

Floyd McKinnerney
President & Chief Operating Officer
ConAgra Agri-Products Companies
(photo of Floyd McKinnerney)



Inputs------------------------------
  ConAgra Agri-Products Companies' major businesses provide inputs---crop protection chemicals, fertilizers and seeds --- that farmers need to grow their crops. ConAgra Agri-Products Companies also include our specialty retailing business and our participation in a number of developmental businesses.
   These businesses are building on their strengths in distribution and technology. Our crop input distribution system spans North America and is growing in both domestic and international markets, handling a product mix geared to our customers' changing needs. Our strong technology base is leading to the development of promising new businesses and products for agricultural and industrial markets.
   As agriculture begins to benefit from the commercialization of biotechnology, ConAgra Agri-Products Companies are uniquely positioned both to distribute new products and to identify potential applications in the food industry and linkages to other ConAgra companies.

Crop Protection Chemicals and Fertilizer Products
United Agri Products (UAP) is the leading distributor of crop protection chemicals to North American markets and a major marketer of fertilizers. This core inputs business serves customers in most major agricultural areas of the U.S. and Canada. UAP distributes a broad line of branded pesticides, fertilizers and seeds; formulates and distributes its own products under the Clean Crop label; and operates Cropmate retail outlets in the Midwest and Louisiana. Annual sales are about $2.5 billion.
   During fiscal 1996, UAP grew its crop input business across the U.S. and in Canada, Mexico, the United Kingdom and Chile. UAP also achieved good growth in its seed distribution and horticultural supply businesses. With the divestiture of Omaha Vaccine in the first half of fiscal 1996, UAP has almost completely exited the animal health business, which had been unprofitable.
   UAP continued to demonstrate a commitment to responsible environmental stewardship. UAP's environmental services group educates customers and businesses across the U.S. on the environmentally sensitive use of agricultural chemicals. UAP also continued its nationwide leadership in chemical container recycling. To date, UAP has collected about 5.5 million empty crop protection chemical containers and recycled them into plastic chips. UAP then uses the chips to manufacture reusable plastic shipping pallets, and is researching additional uses for recycled containers.
   The U.S. crop protection chemical sector had a good year in fiscal 1996.
The increasing global demand for food, more planted acres and record-high prices for corn and wheat helped the industry more than weather-related planting delays hurt it.
   UAP had an excellent year, its thirteenth consecutive year of record sales and earnings. The UAP team achieved growth in sales and earnings for both pesticides and fertilizers.
   The year's strong performance was achieved, in part, because of UAP's geographic diversity. The late, wet 1995 spring hurt results in the midwestern U.S., but the other U.S. markets and the international business, notably Canada and Mexico, made significant contributions.
   In fiscal 1997, UAP plans continued growth through both internal expansion and acquisitions. Early in fiscal 1997, UAP acquired the assets of Willmot Pertwee, Limited, a full-service retail distributor of agricultural chemicals in the United Kingdom. This acquisition gives UAP a leadership position in agricultural chemicals distribution in the U.K.
   Fiscal 1997 results should benefit from continued improvements in product mix and from a major UAP initiative to maximize the efficiency of its distribution system. The severe drought in Texas, Oklahoma and Kansas, and the late, wet spring in the midwestern U.S. are negatives for fiscal 1997, but continued high grain prices and another increase in planted acres are positives for UAP. We expect another year of increased earnings.

Joint Ventures
ConAgra Agri-Products Companies' joint ventures with DuPont draw on renewable resource technology to develop innovative and environmentally friendly products and solutions for agricultural and industrial markets.
   The largest joint venture with DuPont, DuCoa, manufactures and markets nutrient additives for animal feeds and sells products to food and nutraceutical markets. DuCoa also produces animal plasma products utilizing raw materials from ConAgra beef and pork plants. DuCoa, which includes the company previously known as NutriBasics, had a record year of sales and earnings. An innovative new DuCoa product, N-Sure, was in the final stage of FDA approval at press time. N-Sure is a mold retardant for broiler chicken feed, the only product of its kind to seek FDA approval as a feed additive.
   ConAgra and DuPont also have a number of smaller joint venture developmental companies with significant growth potential for the future. Several new products are either on the market or will be marketed in fiscal 1997. EnPac, for example, is an environmentally friendly molded foam product used as a packing material. Another new product, ProtiMax, was recently introduced by DuCoa to the swine industry. ProtiMax, which uses new egg biologics technology developed by a ConAgra/DuPont joint venture, is a feed supplement that helps baby pigs grow optimally.
   The ConAgra/DuPont joint venture companies as a group were profitable in fiscal 1996. We expect increased earnings in fiscal 1997.

Specialty Retailing
ConAgra's specialty retailing business includes 125 Country General stores operating under the names Country General, Wheelers, S & S, Sandvig's, Peavey Ranch and Home, and Anfinson's. The Northwest Fabrics & Crafts chain, formerly part of our specialty retailing business, was sold in the fourth quarter of fiscal 1996.
   As part of the restructuring announced in May 1996, Country General plans to close 11 stores in fiscal 1997, including all nine Peavey Ranch and Home stores in California. A California distribution center also will close.
   Country General Stores carry merchandise targeted for country living, including clothing, boots and other footwear, housewares, lawn and garden supplies, farm and ranch supplies, hardware, animal care products and sporting goods. Four new stores were opened during fiscal 1996; one store was closed.
   Country General's sales grew modestly in fiscal 1996, but earnings declined, hurt by lower-than-normal sales in the fall and holiday selling seasons. In fiscal 1997, improved efficiencies, better cost and inventory control, and stronger sales are expected to contribute to improved earnings.

Food Ingredients--------------------
ConAgra Trading and Processing Companies are involved primarily in the processing and distribution or trading of ingredients for food products and meat and poultry production. Annual net sales are about $3.7 billion.
   These businesses are leveraging their strengths in traditional commodity processing and trading to provide customers with value-added food products and ingredients. These businesses also are building a targeted international network to serve our customers as they grow and to strategically position ConAgra in growing markets around the world.

Distribution and Trading
ConAgra's distribution and trading businesses, which primarily move food and feed ingredients from areas of surplus to areas of need, include offices in 15 nations and extensive merchandising facilities and transportation assets in the United States.
   Major businesses are ConAgra Grain Companies, a worldwide grain merchandiser, Klein-Berger Company, an international merchandiser of pulses -- dry edible beans, peas and lentils -- and international fertilizer trading. Other businesses include the Australian wool business, a soybean crushing business in Argentina and European commodity trading. Early in fiscal 1996, we sold Petrosul International Ltd., a Canadian sulfur business.
   ConAgra's distribution and trading companies had an outstanding year, with earnings far above plan and the previous year. ConAgra Grain, Klein-Berger and non-core business dispositions in the prior year were the major source of fiscal 1996 earnings growth.
   The largest business, ConAgra Grain, increased earnings dramatically. A new management team performed exceptionally well, and results were helped by high grain prices and strong export demand. ConAgra Grain's barge business benefited from heavy demand and achieved results well above plan.
   Fiscal 1997 should be another good year for ConAgra Grain, but it is unlikely that earnings will match fiscal 1996's record level.
   Klein-Berger's earnings increased, with results well ahead of fiscal 1995. World demand for beans is strong, and Klein-Berger benefited from volatile prices and tight bean supplies. We expect increased earnings again in fiscal 1997.
   International fertilizer trading performed well in fiscal 1996, helped by continued strong global demand for fertilizer. Earnings increased for the Argentine soybean crushing business and the European commodity trading business. Earnings declined significantly in the Australian wool business.
   We expect another good year for our distribution and trading businesses in fiscal 1997, but we expect earnings to be below fiscal 1996's extraordinarily strong level.

Throughout this segment appears Food Inputs & Ingredients product photos of: Activator 90, Grower's Choice Systemic Rose & Flower Care, DuCoa Protimax, Envirofill 100% Biodegradable Loose Fille, DuCoa 60% Choline Chloride, Kleenup UltraFast Grass & Weed Killer and LI 700.

Grain Processing
ConAgra's grain processing businesses include flour milling in the U.S., Canada and Puerto Rico; oat milling in the U.S., Canada and the United Kingdom;
dry corn milling in the U.S. and Germany; tortilla manufacturing in the U.S.; barley malting in Argentina, Australia, Canada, China, Denmark, the U.K. and Uruguay; specialty food ingredient manufacturing and marketing in the U.S.; commodity services marketing in the U.S., Australia, Canada, Germany and Mexico; and animal feed production and marketing in the U.S., Puerto Rico, Spain and Portugal.
   ConAgra Flour Milling Company is a leader in the U.S. flour milling industry with 24 mills in 13 states. ConAgra also jointly owns six flour mills, four in Canada and two in the U.S. During fiscal 1997, we intend to sell our interest in the four mills in Canada. Annual flour volume, excluding the Canadian mills, is about 7.2 billion pounds.
   Fiscal 1996 was a difficult year for the flour milling industry. Wheat prices were at record highs, and supplies were tight. For the second consecutive year, flour exports from the U.S. were very low, freeing up domestic capacity and intensifying competition. New entrants in the industry added more capacity, and the per capita consumption of flour declined slightly for the first time in a decade.
   In this environment, compounded by poor results in Canada, ConAgra
Flour Milling's earnings declined in fiscal 1996. In addition to beginning the process of selling the Canadian business, ConAgra Flour Milling is restructuring the U.S. flour milling business to improve efficiency, quality and profitability. We exited the bulk durum flour business in fiscal 1996 and closed two bulk durum mills.
   Industry conditions are expected to remain challenging, but we believe the actions taken to improve the flour milling business will result in increased earnings in fiscal 1997.
   ConAgra Specialty Grain Products Company includes the barley malting, oat milling and dry corn milling businesses, and Casa de Oro Foods, a manufacturer of wheat flour tortillas for foodservice and retail customers. During fiscal 1996, ConAgra Specialty Grain continued to expand the tortilla business, completed the addition of an oat oil extraction plant at our major U.S. oat mill, and completed and opened a $30 million joint venture barley malting facility in Denmark.
   In the first half of fiscal 1996, we acquired Canada Malting Co. Limited, one of the world's largest producers of malted barley, gaining malting operations in Canada, the U.S. and the U.K. and barley malting joint ventures in Argentina and Uruguay. To form a strategic alliance, we sold 50 percent of the malting business to South Africa-based Tiger Oats Limited at the end of fiscal 1996. The ConAgra/Tiger Oats alliance positions us well for barley malting leadership in both established and emerging markets worldwide.
   ConAgra Specialty Grain increased earnings in fiscal 1996, primarily as a result of the Canada Malting acquisition. The barley malting, tortilla and oat milling businesses increased earnings; earnings were down in the dry corn milling business.
   We expect good results for the Specialty Grain businesses in fiscal 1997, but reported earnings will decline mainly because of the new joint venture structure of the malting business.
   Our commodity services business, which includes feed ingredient merchandising, energy services and the Becher protein division, had an outstanding year. The business achieved good volume and earnings growth, helped by volatile markets. Earnings in Spain and Portugal declined, in part due to costs associated with exiting the poultry business there. Earnings declined in our U.S. feed business.
   In fiscal 1996, earnings declined in our grain processing business in Puerto Rico, partly due to a long-running labor dispute that was resolved during the year. Construction began on a fully automated $20 million flour mill that will replace the current mill in fiscal 1998 and significantly improve our milling operations in Puerto Rico.
   United Specialty Food Ingredients Companies manufacture and market a broad line of natural spices, blended seasonings, natural flavors, spray-dried food ingredients, meat-flavored sauces, gravies and soup bases, food oils, lard and processed eggs. Early in fiscal 1996, United Specialty Food Ingredients acquired Raul L. Navarro-Chile, S.A., a Chilean processor and exporter of paprika products.
   United Specialty Food Ingredients had an excellent year, with earnings above plan and well above the previous year. The J.M. Swank food ingredient distribution business continued to grow, opening a service center in Texas and achieving excellent results. The Cal-Compack ingredient business, which did poorly in fiscal 1995 (its first full year as part of United Specialty Food Ingredients), achieved a strong turnaround in fiscal 1996.
   Total grain processing earnings increased in fiscal 1996. We expect another increase in fiscal 1997.

"Rapidly growing worldwide demand for grain and grain-based products is a golden opportunity for our businesses. We are in an excellent position to meet that demand in the years ahead with both commodity grain and value-added grain-based products."

Tom Manuel
President & Chief Operating Officer
ConAgra Trading and Processing Companies
(photo of Tom Manuel)

Photos: Mamacita's Home Style flour tortillas and teenage boy and girl eating nachos.
Photo:  Healthy Choice Cereal, Cookies, Bread Crisps
Cutline: Healthy Choice has grown into one of only a handful of supermarket food brands with more than $1 billion in annual retail sales. ConAgra markets more than 300 Healthy Choice products, and annual retail sales are about $1.4 billion. Three lines of Healthy Choice grain-based products are marketed under separate licensing agreements: Healthy Choice cereals are produced by Kellogg USA, Inc., Healthy Choice Bread is produced by Metz Baking Company (a division of Specialty Foods Corp.), and Healthy Choice cookies and bread crisps, new in fiscal 1996, are produced by Nabisco Biscuit Company.

Throughout this segment also appears product photos of: ConAgra Buccaneer Bakers Flour, To-Ricos, Eagle Mills Best Loaf Breakfast Bread Mix, ConAgra American Beauty High Ratio Cake Flour and Amapola Corn Meal.

SALES & OPERATING PROFIT BY SEGMENT

Dollars in millions
Fiscal Year
                    1996              1995     1994      1993      1992

            Including Excluding
            Non-      Non-
            recurring recurring
            Charges   Charges
- -------------------------------------------------------------------------

Grocery/Diversified Products

Sales         $5,261.4  $5,261.4  $4,809.5  $4,303.1  $4,105.4  $4,148.0
   Percent
   of total       21.2%     21.2%     19.9%     18.3%     19.1%     19.5%
Operating
 profit          644.7     721.8     629.9     526.4     477.5     412.5
   Percent
   of total       65.3%     50.1%     48.7%     46.1%     45.4%     39.3%

- -------------------------------------------------------------------------

Refrigerated Foods

Sales        $12,987.3 $12,987.3 $13,503.3 $13,832.2 $12,420.7 $12,105.1
   Percent
   of total       52.3%     52.3%     56.0%     58.8%     57.6%     57.0%
Operating
profit           106.3     384.9     416.4     398.6     354.1     402.8
   Percent
   of total       10.8%     26.7%     32.2%     35.0%     33.7%     38.3%

- -------------------------------------------------------------------------

Food Inputs & Ingredients

Sales         $6,572.9  $6,572.9  $5,799.5  $5,382.1  $5,018.4  $4,983.4
   Percent
   of total       26.5%     26.5%     24.1%     22.9%     23.3%     23.5%
Operating
profit           236.5     333.6     246.7     215.5     219.4     235.1
   Percent
   of total       23.9%     23.2%     19.1%     18.9%     20.9%     22.4%

- ------------------------------------------------------------------------

Total

Sales        $24,821.6 $24,821.6 $24,112.3 $23,517.4 $21,544.5 $21,236.5
Operating
 profit*         987.5   1,440.3   1,293.0   1,140.5   1,051.0   1,050.4
Interest
 expense         290.4     290.4     258.1     239.6     246.4     302.0
General
 corporate
 expense**       219.0     164.0     137.6     107.3     101.5      89.3
Goodwill
 amortization     69.5      69.5      71.4      73.6      71.7      71.4
- ------------------------------------------------------------------------

Income
 before
 income
 taxes       $   408.6 $   916.4 $   825.9 $   720.0 $   631.4 $   587.7


*Operating profit is profit before interest expense (except financial businesses), goodwill amortization, general corporate expense and income taxes.

**The fiscal 1996 increase in general corporate expense, excluding non-recurring charges, was caused by factors other than corporate payroll
and operating expenses, which decreased slightly.   Distributions on a
subsidiary's preferred securities are the largest component of the fiscal 1996 increase and the cause of the fiscal 1995 increase.

TEN-YEAR RESULTS

Dollars in millions except per share amounts

- -------------------------------------------------------------------------------
Fiscal Year              1996         1995        1994       1993        1992
- -------------------------------------------------------------------------------
FOR THE YEAR
Net sales           $24,821.6    $24,112.3   $23,517.4  $21,544.5   $21,236.5
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle             408.6*       825.9       720.0      631.4       587.7
After-tax income from
  continuing operations and
  before cumulative effect
  of change in accounting
  principle             188.9*       495.6       437.1      391.5       372.4
Net income              188.9*       495.6       437.1      270.3       372.4
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle            $.79*       $2.06       $1.81      $1.58       $1.50
    Net income           $.79*       $2.06       $1.81      $1.06       $1.50
Cash dividends declared
  per share of common
  stock                  $.92        $.803       $.695      $.600       $.520
Market price per share
  of common stock
    High               $47.13       $34.50      $29.38     $34.25      $36.25
    Low                $32.50       $28.25      $23.00     $22.75      $24.50
    Last               $42.00       $32.25      $28.50     $25.13      $25.88
Weighted average number
  of common and common
  equivalent shares
  outstanding
  (in millions)         229.5        229.0       228.5      233.0       231.9
Additions to property,
  plant and equipment,
  including
  acquisitions       $1,016.1       $557.2      $498.6     $392.7      $378.9
Depreciation and
  amortization          407.9        375.8       368.4      348.7       319.3

- -------------------------------------------------------------------------------
Fiscal Year              1996         1995        1994       1993        1992
- -------------------------------------------------------------------------------
- -

AT YEAR END
Total assets        $11,196.6    $10,801.0   $10,721.8  $ 9,988.7    $9,758.7
Current assets        5,566.9      5,140.2     5,143.3    4,486.7     4,371.2
Current liabilities   5,193.7      3,964.9     4,752.8    4,272.6     4,081.3
Working capital         373.2      1,175.3       390.5      214.1       289.9
Property, plant and
  equipment, net      2,820.5      2,796.0     2,586.3    2,388.2     2,276.8
Capital investment    6,002.9      6,836.1     5,969.0    5,716.1     5,677.4
Senior long-term debt
  (noncurrent)        1,512.9      1,770.0     1,440.8    1,393.2     1,694.4
Subordinated long-term
  debt (noncurrent)     750.0        750.0       766.0      766.0       430.0
Preferred securities of
  subsidiary company    525.0        525.0       100.0       --        --
Redeemable preferred
  stock                  --          354.9       355.6      355.9       356.0
Common stockholders'
  equity              2,255.5      2,495.4     2,226.9    2,054.5     2,232.3
Stockholders' equity
  (all classes)       2,255.5      2,850.3     2,582.5    2,410.4     2,588.3
Common stockholders'
  equity per share      $9.93       $11.03       $9.86      $9.02       $9.62


TEN-YEAR RESULTS (CONT.)

- -------------------------------------------------------------------------------
Fiscal Year              1991         1990        1989      1988         1987
- -------------------------------------------------------------------------------

FOR THE YEAR
Net sales           $19,528.3    $15,519.3   $11,340.4  $9,485.5    $ 9,004.4
Income from continuing
  operations before income
  taxes and cumulative effect of
  change in accounting
  principle             515.2        356.9       312.2     240.1        271.5
After-tax income from
  continuing operations
  and before cumulative
  effect of change in
  accounting principle  311.2        231.7       197.9     154.7        148.7
Net income              311.2        231.7       197.9     154.7        148.7
Earnings per common and
  common equivalent share
    Continuing operations and
    before cumulative effect
    of change in accounting
    principle           $1.42        $1.25       $1.09      $.86         $.82
    Net income          $1.42        $1.25       $1.09      $.86         $.82
Cash dividends declared per
  share of common stock $.445        $.385       $.331     $.288        $.249
Market price per share
  of common stock
    High               $32.50       $21.25      $15.89    $16.89       $15.11
    Low                $19.67       $14.11      $12.00     $9.28       $11.03
    Last               $30.33       $20.50      $15.22    $12.33       $11.89
Weighted average
  number of common and
  common equivalent
  shares outstanding
  (in millions)         205.3        184.8       180.8     178.2        179.0
Additions to property,
  plant and equipment,
  including
  acquisitions       $1,159.9       $349.3      $241.1    $196.3       $178.3
Depreciation and
  amortization          250.8        129.7       101.7      89.5         77.4



- -------------------------------------------------------------------------------
Fiscal Year              1991         1990        1989       1988        1987
- -------------------------------------------------------------------------------

AT YEAR END

Total assets         $9,420.3     $4,804.2    $4,278.2   $3,042.9    $2,482.5
Current assets        4,342.9      3,347.7     3,160.4    2,076.2     1,707.1
Current liabilities   4,087.4      2,967.5     2,651.5    1,636.1     1,236.6
Working capital         255.5        380.2       508.9      440.1       470.5
Property, plant and
  equipment, net      1,941.5      1,034.7       825.5      696.1       601.9
Capital investment    5,332.9      1,836.7     1,626.7    1,406.8     1,245.9
Senior long-term
  debt (noncurrent)   1,663.0        605.4       530.1      489.9       428.7
Subordinated long-term
  debt (noncurrent)     430.0         30.0        30.0         --          --
Preferred securities of
  subsidiary company      --           --          --          --          --
Redeemable preferred
  stock                 356.1          2.2         8.7        9.6        13.3
Common stockholders'
  equity              1,817.4      1,095.8       949.5      814.4       722.5
Stockholders' equity
  (all classes)       2,173.5      1,098.0       958.2      824.0       735.8
Common stockholders'
  equity per share      $8.67        $5.95       $5.25      $4.64       $4.12


*1996 amounts include non-recurring charges: before tax, $507.8 million; after tax, $356.3 million, or $1.55 per common share. Excluding the charges, fiscal 1996 income before income taxes was $916.4 million, net income was $545.2 million and earnings per share were $2.34.

Results exclude restatements in 1991 and prior years for subsequent events such as mergers accounted for as poolings of interests, and restatements in 1989 to reflect the required consolidation of ConAgra's finance companies.

Per share results reflect the following common stock splits: three-for-two in 1989 and three-for-two in 1991 (calendar years).


MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
Our objective in this discussion is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements. Unless otherwise indicated, years (1995, 1996, etc.) in this discussion refer to ConAgra's May-ending fiscal years.
   Non-recurring charges (see Note 2) in the fourth quarter of 1996 significantly affected ConAgra's financial condition and results of operations in 1996. The charges totaled $507.8 million before income tax and $356.3 million after income tax, or $1.55 per share. The non-recurring charges, on an after-tax basis, were for restructuring, $258.6 million; implementing SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," $79.8 million; and completion of a program to divest non-core businesses, $17.9 million.
   The restructuring plan, ConAgra's first major restructuring involving charges in at least 20 years, is designed to streamline the company's production base, improve efficiency and enhance ConAgra's competitiveness. The restructuring plan resulted from an extensive strategic review of the company's assets, operating efficiency, competitive position and anticipated operating results.
   ConAgra is closing more than 20 production plants and exiting several smaller businesses. Approximately 6,300 jobs are being eliminated, principally in the facilities to be closed. The restructuring charge includes approximately $60 million in cash, substantially all of which will be paid in 1997. The balance of the restructuring charge relates to non-cash charges on assets to be closed and disposed of.
   ConAgra expects that the restructuring will result in pretax savings of approximately $50 million in 1997, $100 million in 1998 and $125 million in 1999. ConAgra expects that some of the savings will benefit earnings in each year and some will be reinvested to support future operating results. ConAgra also expects that the company's revenues and liquidity will not be materially affected by the restructuring.

FINANCIAL CONDITION
Capital Resources
ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

Capital Investment
Dollars in millions

                                1996      1995   %Change
- ------------------------------------------------------------


Working capital                $373.2  $1,175.3     (68)%
- ------------------------------------------------------------

Property, plant &
   equipment,  net            2,820.5   2,796.0       1
Intangible assets             2,405.6   2,420.1      (1)
Other noncurrent assets         403.6     444.7      (9)
- ------------------------------------------------------------

Total noncurrent assets       5,629.7   5,660.8      (1)
- ------------------------------------------------------------

Capital investment           $6,002.9  $6,836.1     (12)
============================================================

     During 1996, capital investment decreased 12% mainly because working capital decreased $802 million and returned to a more normal level, comparable to working capital of $391 million at the end of 1994. The high level of working capital in 1995 was principally related to prefunding in late 1995 the company's stock repurchase program in connection with the call and conversion of its Class E preferred stock during the first half of 1996.
   ConAgra invested $669 million in property, plant and equipment in 1996, and $428 million in 1995. In addition, ConAgra invested $467 million to acquire businesses in 1996 versus $379 million in 1995. Despite substantial investment, property, plant and equipment including acquisitions and divestitures, net of depreciation expense, increased only $25 million in 1996. The increase was modest largely due to asset write-offs in connection with the non-recurring charges.
   In 1997, ConAgra expects to invest about $700 million in additions to property, plant and equipment of present businesses. The additions accomplished in 1996 and planned for 1997 are broadly based investments in modernization, efficiency and capacity expansion; no single project accounts for a major share of the total additions.
   Intangible assets include approximately $1.9 billion of goodwill associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. Over time, the assets are amortized and decline from an accounting standpoint. However, we invest on an expense-as-you-go basis to maintain and enhance the value of these assets. Consequently, the non-cash provision for goodwill amortization is a source of cash that can be used for any corporate purpose such as internal investment, acquisitions and dividends.
   In that respect, goodwill amortization is similar to net income-- it provides "decision cash." It amounted to $70 million in 1996 and $71 million in 1995, equal to 13% and 14% of net income, excluding non-recurring charges in 1996. On the other hand, depreciation of fixed assets is primarily a source of "replenishment cash" -- cash generally needed to repair and replace assets and maintain a going concern. Depreciation expense was $323 million in 1996 and $289 million in 1995.
   Cash from net income plus goodwill amortization -- what we call "cash earnings" -- is the primary funding source for growing ConAgra's capital investment and earning power over the long term. That is why we focus on cash earnings in our internal return on equity objective shown on page 4 of this report. In 1996, cash earnings, excluding non-recurring charges, totaled
$615 million, up 8% from $567 million in 1995.
   We do not intend that cash earnings replace net income as reported in our financial statements, and cash earnings may not be a reliable measure of liquidity or cash generated by operations. Furthermore, there is no broadly accepted definition of cash earnings, and ConAgra's definition may not be comparable to similarly titled measures used by other companies.
   ConAgra financed its capital investment as shown in the "Capitalization" table.

Capitalization
Dollars in millions

                                  1996      1995    %Change
- --------------------------------------------------------------

Senior long-term debt         $1,512.9  $1,770.0     (15)%
Other noncurrent liabilities     959.5     940.8       2
Subordinated long-term debt      750.0     750.0       -
Subsidiary's preferred
securities                       525.0     525.0       -
Preferred
stockholders' equity               --      354.9    (100)
Common stockholders' equity    2,255.5   2,495.4     (10)
- --------------------------------------------------------------

Total capitalization          $6,002.9  $6,836.1     (12)
==============================================================

     In 1996, senior long-term debt decreased $257 million. Short-term borrowings backed by long-term credit agreements and classified as long-term decreased $116 million while other senior debt issues decreased a total of $141 million.
   Other noncurrent liabilities consist of estimated postretirement health care and pension benefits and reserves for estimated income tax, legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra. It will require a number of years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes reserves are adequate.
   In 1995, preferred stockholders' equity consisted almost entirely of ConAgra's Class E $25 cumulative convertible preferred stock. In 1996, ConAgra redeemed its Class E preferred stock. Most of the 14.2 million Class E preferred shares were converted to 14.4 million shares of common stock. In 1996, ConAgra also redeemed its Class D cumulative convertible preferred stock. Consequently, no preferred stock was outstanding at the end of 1996.
   ConAgra's long-standing policy is to purchase on the open market shares of the company's common stock to replace shares issued for conversion of preferred stock, incentive programs and smaller acquisitions so that such issuance will not dilute earnings per share. In 1996, ConAgra purchased on the open market 17 million shares of the company's common stock at a cost of $664 million. These shares were used to cover redemption of the Class D and Class E preferred stock and to replace common shares issued for incentive programs and acquisitions.
   Common stockholders' equity decreased $240 million in 1996 mainly because dividends declared ($218 million) and the cost of shares purchased on the open market exceeded the book value of preferred stock converted into common stock and net income including non-recurring charges.

Financing Objectives
ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs.
Short-term debt is used to finance liquid and seasonal asset requirements.
   ConAgra's long-term and short-term debt objectives and results are shown under "Financing" on page 4 of our annual report. ConAgra met its long-term debt objective every year from 1976 through 1996, except 1991 and 1992 when we temporarily exceeded our self-imposed long-term debt limitation due to the Beatrice acquisition. ConAgra has met its short-term debt objective for the past 21 years.
   ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1996, ConAgra's senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB (Standard & Poor's), all investment grade ratings.
   Sale of commercial paper and bank financing provide short-term credit. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1996, short-term borrowing continued at interest rates significantly below the prime rate. Short-term debt averaged $2.78 billion in 1996 compared to $2.31 billion in 1995.
   ConAgra's uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 1996, cancelable lease expense was $120 million versus $119 million in 1995, and noncancelable lease expense was $120 million versus $115 million in 1995.
   To maintain a conservative financial position, ConAgra focuses on cash flow as well as its balance sheet. ConAgra's plans incorporate cash flow sufficient to meet financing obligations, maintain plants and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing the company's leverage.

Asset Liquidity and Commodity Risk Management
ConAgra operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses many different raw materials, the bulk of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain these as needed.
   Commodities are subject to price fluctuations which create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.
   Commodity price risk can be hedged by selling the end product at acceptable fixed prices to credit-worthy customers, or by buying or selling offsetting futures or options contracts on established commodity exchanges. The particular hedging methods employed by ConAgra depend on a number of factors, including availability of appropriate derivative contracts. At the end of 1996, 38% of ConAgra's total inventory was classified as "hedged commodity inventory."
   ConAgra's board of directors has established policies which limit the amount of unhedged commodity inventory permissible for ConAgra's independent operating companies. Processing company limits are expressed in terms of weeks of commodity usage. Trading businesses are generally limited to a dollar risk exposure stated in relation to equity capital.
   ConAgra monitors its commodity positions on a daily basis through the use of a companywide computer system. This system compares commodity positions with unhedged commodity limits established for its independent operating companies. The corporate risk officer monitors these positions and reports compliance to the board of directors. ConAgra's total unhedged positions were well below established corporate limits for 1994 through 1996.
   Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.8 and 1.7 times property, plant and equipment at the end of 1996 and 1995 respectively. The seasonal nature and liquidity of ConAgra's current asset investments explain the company's significant use of short-term debt and emphasis on repaying short-term debt at year end.
   ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1996, total sales invoiced to customers were approximately $30.4 billion versus $24.8 billion reported net sales. This is because grain and feed ingredient merchandising transactions include only gross margins in reported sales.
   ConAgra's current ratio (current assets divided by current liabilities) was
1.07 to 1 at the end of 1996, 1.30 to 1 at the end of 1995 and 1.08 to 1 at the end of 1994. The higher-than-normal current ratio at the end of 1995 reflected the prefunding of cash needs to repurchase common stock in anticipation of conversion of the Class E preferred stock during 1996.
   ConAgra's consolidated current ratio is a composite of various current ratios appropriate for our individual businesses. We focus more on appropriate use of short-term debt and trade credit financing than on the absolute level of our current ratio. Many of ConAgra's businesses are able to generate substantial trade credit which does not result in financing costs.

OPERATING RESULTS
Operating results for ConAgra's industry segments and individual businesses were discussed extensively in the Business Review on pages 6 to 26 in this report. See pages 4 and 5 for a review of ConAgra's financial objectives and results. The discussion in this section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings, amplified by Note 2 covering non-recurring charges. Unless otherwise indicated, the discussion of earnings and earnings per share excludes the effect of non-recurring charges in 1996.
   Net sales increased 2.9% in 1996 to $24.8 billion, and 2.5% in 1995 to $24.1 billion.
   Businesses contributing to the 1996 sales increase included crop protection chemicals and fertilizer, grain processing, pork products, processed meats, frozen foods, shelf-stable foods and potato products. The largest sales decrease was in U.S. beef products where lower selling prices due to passing through lower raw material costs reduced sales by more than $400 million. Conversely, higher selling prices due to higher raw material costs increased sales in some businesses, including grain processing and pork products. Acquisitions, net of businesses divested, added approximately $100 million to sales.
   Businesses contributing to the 1995 sales increase included crop protection chemicals and fertilizer, potato products, frozen foods, cheese products, shelf-stable foods and grain processing. The net effect of businesses acquired and businesses divested or discontinued was additive to sales by more than $150 million. Sales decreased in meat and poultry businesses as lower selling prices due to lower raw material costs reduced sales by approximately $400 million.
   In 1996, gross margin (net sales minus cost of goods sold) increased $166 million or 5.0%. Gross margin as a percent of net sales increased to 14.1% in 1996 from 13.8% in 1995 due to margin improvement in businesses including crop protection chemicals and fertilizer, specialty food ingredients, grain merchandising and shelf-stable foods. In 1995, gross margin increased $269 million, or 8.8%. Gross margin as a percent of net sales increased to 13.8% in 1995 from 13.0% in 1994 due to margin improvement in a number of businesses including frozen foods, shelf-stable foods, potato products, beef and pork products and crop protection chemicals and fertilizer.
   Selling, administrative and general expenses increased $48 million, or 2.2%, in 1996 and $139 million, or 6.6%, in 1995. Selling, administrative and general expenses as a percent of net sales was relatively constant at 9.2% in 1996 and 1995, and 8.9% in 1994.
   Interest expense increased 9.6% in 1996 to $305 million, mainly due to higher short-term borrowings associated with higher commodity prices. Interest expense increased 9.4% in 1995 to $278 million, mainly due to higher short-term interest rates.
   Pretax earnings increased 11.0% to $916.4 million in 1996 and 14.7% to $825.9 million in 1995. Including non-recurring charges, pretax earnings were $408.6 million in 1996.
   Businesses contributing to the pretax earnings increase in 1996 included crop protection chemicals and fertilizer, specialty food ingredients, commodity services, grain merchandising, chicken products, cheese products, frozen foods and shelf-stable foods. Businesses with lower pretax earnings included U.S. and Australia beef products, pork products and seafood, largely due to a business disposition. Acquisitions, notably Canada Malting and the Van Camp's bean and Wolf Brand chili business, contributed to pretax earnings growth in 1996.
   Businesses contributing to the pretax earnings increase in 1995 included crop protection chemicals and fertilizer, specialty grain processing, commodity services, pork and beef products, turkey products, cheese products, frozen foods, shelf-stable foods, seafood and potato products. Businesses with lower pretax earnings included chicken products, processed meats, specialty microwave products, private label products, and dried fruit and nuts, which was discontinued in 1995. Economic problems in Mexico had a negative effect on the earnings of several ConAgra businesses in 1995.
   Net income increased 10.0% to $545.2 million in 1996, and 13.4% to $495.6 million in 1995. Net income had lower percentage gains than pretax earnings due to higher effective income tax rates. The effective income tax rate increased from 39.3% in 1994 to 40.0% in 1995 and 40.5% in 1996. Including non-recurring charges, net income was $188.9 million in 1996.
   Net income available for common stock (net income minus preferred dividends) increased 13.8% to $536.6 million in 1996, and 14.2% to $471.6 million in 1995. In 1996, net income available for common stock increased significantly more than net income because preferred dividends dropped from $24.0 million in 1995 to $8.6 million in 1996 due to the redemption of the Class E preferred stock during 1996. Including non-recurring charges, net income available for common stock was $180.3 million in 1996.
   Earnings per share increased 13.6% to $2.34 in 1996, and 13.8% to $2.06 in 1995. Including non-recurring charges, earnings per share were $.79 in 1996.

3 bar graphs:

                          1992      1993      1994      1995      1996
- ----------------------------------------------------------------------

Net Sales In billions    $21.2     $21.5     $23.5     $24.1     $24.8

Net Income In millions  $372.4    $391.5*   $437.1    $495.6    $545.2*

Cash Earnings*
  In millions           $443.8    $463.2*   $510.7    $567.0    $614.7*

*Cash earnings are net income plus goodwill amortization.
In 1993, net income is before the cumulative effect of adopting SFAS 106. In 1996, net income is before non-recurring charges of $356.3 million. Including the charges, in 1996 net income was $188.9 million and cash earnings were $258.4 million.

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MAY 26, 1996 AND MAY 28, 1995
Dollars in millions except per share amount

ASSETS                                                   1996       1995

Current assets
  Cash and cash equivalents                         $   113.7 $     60.0
  Receivables, less allowance for doubtful
    accounts of $52.1 and $63.9 (Note 3)              1,428.4    1,540.0
  Inventories (Note 4)                                3.573.4    3,167.3
  Prepaid expenses                                      451.4      372.9
                                                     --------   --------
           Total current assets                       5,566.9    5,140.2
                                                     --------   --------

Property, plant and equipment
  Land                                                  150.3      141.2
  Buildings, machinery and equipment                  4,214.3    3,953.7
  Other fixed assets                                    244.4      227.2
  Construction in progress                              362.3      215.7
                                                     --------   --------
                                                      4,971.3    4,537.8
  Less
     Accumulated depreciation                        (1,915.0)  (1,741.8)
     Valuation reserve related to
       restructuring (Note 2)                          (235.8)       -
                                                     --------   --------
      Property, plant and equipment, net              2,820.5    2,796.0
Brands, trademarks and goodwill, at cost
  less accumulated amortization of $489.6
  and $420.9                                          2,405.6    2,420.1
Other assets                                            403.6      444.7
                                                     --------   --------

                                                    $11,196.6  $10,801.0
                                                    =========  =========



LIABILITIES AND STOCKHOLDERS' EQUITY                     1996       1995

Current liabilities
  Notes payable                                     $   416.3   $    -
  Current installments of long-term debt                142.5       47.9
  Accounts payable                                    1,856.9    1,574.8
  Advances on sales                                   1,390.9      856.6
  Accrued payroll                                       304.1      273.2
  Other accrued liabilities                           1,083.0    1,212.4
                                                     --------   --------
       Total current liabilities                      5,193.7    3,964.9
                                                     --------   --------

Senior long-term debt, excluding
  current installments (Note 6)                       1,512.9    1,770.0
Other noncurrent liabilities (Note 7)                   959.5      940.8
Subordinated debt (Note 6)                              750.0      750.0
Preferred securities of subsidiary company
  (Note 8)                                              525.0      525.0
Preferred shares (Note 8)                                -         354.9
Common stockholders' equity (Notes 9 and 10)
  Common stock of $5 par value, authorized 1,200,000,000
    shares; issued 252,990,917 and 252,869,958        1,264.9    1,264.3
  Additional paid-in capital                            423.1      409.9
  Retained earnings                                   1,683.5    1,712.5
  Foreign currency translation adjustment               (39.1)     (44.9)
  Less treasury stock, at cost,
    common shares 9,834,464 and 7,172,312              (390.0)    (206.9)
                                                     --------   --------
                                                      2,942.4    3,134.9
  Less unearned restricted stock and value
     of 16,014,644 and 19,423,916 common shares held
     in Employee Equity Fund (Note 9)                  (686.9)    (639.5)
                                                     --------   --------
           Total common stockholders' equity          2,255.5    2,495.4
                                                     --------   --------
                                                    $11,196.6  $10,801.0
                                                    =========  =========

The accompanying notes are an integral part of the of the consolidated financial statements.



CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE FISCAL YEARS ENDED MAY 26, 1996, MAY 28, 1995 AND MAY 29, 1994 In millions except per share amounts


                                                  1996       1995       1994

Net sales                                    $24,821.6  $24,112.3  $23,517.4

Costs and expenses
  Cost of goods sold                          21,322.2   20,778.4   20,452.2
  Selling, administrative and general
    expenses                                   2,278.1    2,229.9    2,091.0
Interest expense (Note 6)                        304.9      278.1      254.2
Non-recurring charges (Note 2)                   507.8         -          -
                                             ---------  ---------  ---------
                                              24,413.0   23,286.4   22,797.4
                                             ---------  ---------  ---------

Income before income taxes                       408.6      825.9      720.0
Income taxes (Note 11)                           219.7      330.3      282.9
                                             ---------  ---------  ---------
Net Income                                       188.9      495.6      437.1

Less preferred dividends                           8.6       24.0       24.0
                                             ---------  ---------  ---------

Net income available for common
  stock                                      $   180.3  $   471.6  $   413.1
                                             =========  =========  =========

Net Income per common and common
  equivalent share                           $     .79  $    2.06  $    1.81
                                             =========  =========  =========

Weighted average number of common and
  common equivalent shares outstanding           229.5      229.0      228.5
                                             =========  =========  =========



The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
FOR FISCAL YEARS ENDED MAY 26, 1996, MAY 28, 1995 AND MAY 29, 1994 Columnar amounts in millions

                                                                                    Foreign                   EEF*:
                                                           Additional               Currency                  Stock
                                         Common   Common    Paid-in    Retained    Translation    Treasury     and
                                         Shares    Stock    Capital    Earnings    Adjustment       Stock     Other      Total

Balance at May 30, 1993                  252.3   $1,261.3    $267.1    $1,167.0      $(14.6)      $ (12.7)   $(613.6)   $2,054.5
Shares issued
  Stock option and incentive plans         0.3        1.7       5.2                                              1.4         8.3
  EEF*: stock option, incentive and other
    employee benefit plans                                    (16.3)                                            46.7        30.4
  Fair market valuation of EEF shares                          81.6                                            (81.6)         -
  Acquisitions                                        0.2       0.5                                   5.7                    6.4
  Conversion of preferred stock            0.1        0.4      (0.1)                                                         0.3
Shares acquired
  Incentive plans                                                                                    (4.8)                  (4.8)
  Treasury shares purchased                                                                        (105.4)                (105.4)
Foreign currency translation adjustment                                               (18.5)                               (18.5)
Dividends declared
  Preferred stock                                                         (24.0)                                           (24.0)
  Common stock, $.70 per share                                           (157.4)                                          (157.4)
Net income                                                                437.1                                            437.1
                                         -----   --------    ------    --------      ------       -------    -------    --------
Balance at May 29, 1994                  252.7    1,263.6     338.0     1,422.7       (33.1)       (117.2)    (647.1)    2,226.9
Shares issued
  Stock option and incentive plans         0.2        0.5       1.6                                             (1.8)        0.3
  EEF*: stock option, incentive
   and other employee benefit plans                            (9.5)                                            82.7        73.2
  Fair market valuation of EEF shares                          74.6                                            (74.6)         -
  Acquisitions                                        0.1       5.1                                  41.2                   46.4
  Conversion of preferred stock                       0.1       0.1                                   0.5                    0.7
Shares acquired
  Incentive plans                                                                                   (13.6)       1.3       (12.3)
  Treasury shares purchased                                                                        (117.8)                (117.8)
Foreign currency translation adjustment                                               (11.8)                               (11.8)
Dividends declared
  Preferred stock                                                         (24.0)                                           (24.0)
  Common stock, $.80 per share                                           (181.8)                                          (181.8)
Net income                                                                495.6                                            495.6
                                         -----   --------    ------    --------      ------       -------    -------    --------
Balance at May 28, 1995                  252.9    1,264.3     409.9     1,712.5       (44.9)       (206.9)    (639.5)    2,495.4
Shares issued
  Stock option and incentive plans         0.1        0.4       1.8                                                          2.2
  EEF*: stock option, incentive
   and other employee benefit plans                            (0.9)                                            95.9        95.0
  Fair market valuation of EEF shares                         145.4                                           (145.4)        -
  Acquisitions                                        0.1       0.9                                    2.3                   3.3
Shares acquired
  Incentive plans                                                                                     (9.7)      2.1        (7.6)
  Treasury shares purchased                                                                         (664.0)               (664.0)
Conversion of preferred stock into common             0.1    (134.0)                                 488.3                 354.4
Foreign currency translation adjustment                                                 5.8                                  5.8
Dividends declared
  Preferred stock                                                          (8.6)                                            (8.6)
  Common stock, $.92 per share                                           (209.3)                                          (209.3)
Net income                                                                188.9                                            188.9
                                         -----   --------    ------    --------      ------       -------    -------    --------
Balance at May 26, 1996                  253.0   $1,264.9    $423.1    $1,683.5      $(39.1)       $(390.0)  $(686.9)   $2,255.5
                                         =====   ========    ======    ========      ======       =======    =======    ========

The accompanying notes are an integral part of the consolidated financial statements.
*Employee Equity Fund (Note 9)

CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MAY 26, 1996, MAY 28, 1995 AND MAY 29, 1994 Dollars in millions

Increase (Decrease) in cash and cash equivalents                                                  1996        1995         1994
Cash flows from operating activities
  Net income                                                                                   $  188.9     $ 495.6      $ 437.1
  Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and other amortization                                                         338.4       304.4        294.8
      Goodwill amortization                                                                        69.5        71.4         73.6
     Non-recurring charges                                                                        507.8          -            -
      Other noncash items (includes nonpension postretirement
        benefits)                                                                                 124.3       107.3         38.8
      Change in assets and liabilities before effects from business acquisitions and non-recurring charges
          Receivables                                                                            (125.4)     (150.1)      (250.4)
          Inventories and prepaid expenses                                                       (537.9)     (235.1)      (379.6)
          Accounts payable and accrued liabilities                                                596.3        41.6        476.7
                                                                                               --------     -------      -------
           Net cash flows from operating activities                                             1,161.9       635.1        691.0
                                                                                               --------     -------      -------
Cash flows from investing activities
  Additions to property, plant and equipment                                                     (668.5)     (427.8)      (395.0)
  Payment for business acquisitions                                                              (467.1)     (378.8)       (61.2)
  Sale of businesses and property, plant and equipment                                            388.8       118.0         40.3
  Monfort Finance Company notes receivable and other items                                        143.4        (6.6)        (3.5)
                                                                                               --------     -------      -------
           Net cash flows from investing activities                                              (603.4)     (695.2)      (419.4)
                                                                                               --------     -------      -------
Cash flows from financing activities
  Net short-term borrowings                                                                       503.7      (419.0)      (153.8)
  Proceeds from issuance of long-term debt                                                           -        384.7        172.1
  Repayment of long-term debt                                                                    (165.0)     (147.3)      (206.3)
  Issuance of preferred securities of subsidiary company                                             -        425.0        100.0
  Cash dividends paid                                                                            (215.5)     (199.6)      (176.0)
  Treasury stock purchases                                                                       (664.0)     (117.7)      (105.4)
  Employee Equity Fund stock transactions                                                          21.8        32.9          8.9
  Other items                                                                                      14.2        (5.3)        (1.7)
                                                                                               --------     -------      -------
           Net cash flows from financing activities                                              (504.8)      (46.3)      (362.2)
                                                                                               --------     -------      -------
Net increase (decrease) in cash and cash equivalents                                               53.7      (106.4)       (90.6)
Cash and cash equivalents at beginning of year                                                     60.0       166.4        257.0
                                                                                               --------     -------      -------
Cash and cash equivalents at end of year                                                       $  113.7     $  60.0      $ 166.4
                                                                                               ========     =======      =======
Non-cash financing activities
  Treasury stock issued for conversion of Class E Cumulative
    Convertible Preferred Stock into common stock (Note 8)                                     $  482.2     $    -       $    -
                                                                                               ========     =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

CONAGRA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 26, 1996, MAY 28, 1995 and MAY 29, 1994
Columnar amounts in millions except share and per share amounts


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Fiscal Year - The fiscal year of ConAgra ("ConAgra" or the
   "Company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented all consist of 52-week periods.

   The accounts of two wholly owned subsidiaries, ConAgra
   Fertilizer Company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

   Basis of Consolidation - The consolidated financial statements include the accounts of ConAgra, Inc. and all majority-owned subsidiaries, except certain foreign companies that are not material to the Company. The investments in and the operating results of these foreign companies and 50%-or-less-owned entities are included in the financial statements on the basis of the equity method of accounting. All significant intercompany investments, accounts and transactions have been eliminated.

   In the first half of fiscal 1996 ConAgra acquired the outstanding common stock of Canada Malting Co., Limited, ("CMC") a producer of malted barley, for approximately U.S. $300 million in a transaction accounted for as a purchase. The entity was consolidated at that date. During the fourth quarter of fiscal 1996, the Company sold a 50-percent interest in CMC to an unrelated party and accordingly accounts for the remaining interest on the equity method of accounting. The Company did not realize a gain or loss on the sale.

   The Company's financial businesses, Geldermann, Inc. (a commodity brokerage business sold in fiscal 1995) and Monfort
   Finance Company (a finance company), are included in the consolidated financial statements.

   Use of Estimates - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

   Inventories - Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are generally stated at market, including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of sales in order to properly reflect gross margins on hedged transactions. Inventories not hedged are priced at the lower of average cost or market.

   Property and Depreciation - Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

   Buildings                                  15 - 40 years
   Machinery and equipment                     5 - 20 years
   Other assets                                5 - 15 years

   Brands, Trademarks, Goodwill and Long-Lived Assets - Brands and goodwill arising from the excess of cost of investment over equity in net assets at date of acquisition and trademarks are amortized using the straight-line method, principally over a period of 40 years. Prior to fiscal 1996, the carrying value of such brands, trademarks, goodwill and long-lived assets was evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired businesses. In fiscal 1996, the Company early adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. See Note 2.

   Recoverability of goodwill not identified with impaired assets under SFAS No. 121 will continue to be evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business.

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

   Stock-Based Compensation - In 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, which is effective for fiscal 1997. Under this standard, companies may continue to use the intrinsic value methodology prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or may apply a fair value methodology used in SFAS No. 123. As the Company anticipates continuing to account for stock-based compensation using the intrinsic method, SFAS No. 123 will not have an impact on the Company's reported results of operations or financial position.

   Fair Values of Financial Instruments - Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

2. NON-RECURRING CHARGES

   Non-recurring charges include amounts attributable to a restructuring plan, early adoption of SFAS No. 121 and completion of a business disposition program during fiscal 1996, and are comprised of the following:

                                               Before      After
                                               Income      Income
                                               Tax         Tax

Restructuring plan                             $353.0      $258.6
Adoption of SFAS No. 121                         99.8        79.8
Disposition program                              55.0        17.9
                                               ------      ------
     Total charges                             $507.8      $356.3
                                               ======      ======

   The effect of these three items on net income was $1.55 per common share.

   In the fourth quarter of fiscal 1996, the Company adopted a restructuring plan designed to streamline its production base, improve efficiency and enhance its competitiveness. The restructuring includes closing or reconfiguring a number of production facilities and businesses and reducing the workforce by approximately 6,300 employees, most of whom work in the facilities to be closed.

   Restructuring charges include approximately $60 million in cash charges primarily related to severance costs, substantially all of which will be paid in fiscal 1997. The balance of the restructuring charge relates to non-cash charges on assets to be closed and disposed of. The Company anticipates substantial completion of its restructuring in fiscal 1997.

   In addition, the Company early adopted SFAS No. 121 during the fourth quarter of 1996. In this regard, certain long-lived assets (primarily fixed assets) were identified as impaired.
   The Company considers continued operating losses, or significant and long-term changes in industry conditions to be its primary indicators of potential impairment. An impairment was recognized when the future undiscounted cash flows of each asset was estimated to be insufficient to recover its related carrying
   value.   As such, the carrying values of these assets were
   written down to the Company's estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates. None of the assets affected by this action are currently held for sale.

   The non-cash charge for adoption of this standard resulted from changes in industry conditions, continued operating losses and from the Company's grouping assets at a lower level than under its previous method of accounting. Under the Company's previous policy for evaluating impairment, assets were generally grouped at major operating entity levels, and these levels were reviewed for impairment. On the basis of these levels of grouping, no impairment charge was required for fiscal 1995 or 1994.

   In addition, the Company recognized a pretax charge relating to previously announced plans to dispose of certain non-core businesses. By the fourth quarter of fiscal 1996, the only significant unsold property in this program was Country General, a specialty retailer. Following disappointing Christmas and Spring selling seasons, the Company decided not to proceed with sale of Country General at this time. The resulting charge is the net cumulative loss on properties disposed of through fiscal 1996.

3. RECEIVABLES

   The Company has an agreement to sell interests in pools of receivables, with limited recourse, in an amount not to exceed $550 million at any one time. Participation interests in new receivables may be sold as collections reduce previously sold participation interests. The participation interests are sold at a discount which is included in Selling, Administrative and General Expenses in the Consolidated Statements of Earnings. Gross proceeds from the sales were $545 and $500 million at fiscal year-end 1996 and 1995 respectively.

4. INVENTORIES

   The major classes of inventories are as follows:

                                             1996          1995

Hedged commodities                           $1,369.4      $  925.4
Food products and livestock                   1,219.9       1,232.2
Agricultural chemicals, fertilizer and feed     399.4         323.1
Retail merchandise                              122.7         196.4
Other, principally ingredients and supplies     462.0         490.2
                                             --------      --------
                                             $3,573.4      $3,167.3
                                             ========      ========

5. SHORT-TERM CREDIT FACILITIES AND BORROWINGS

   At May 26, 1996, the Company has credit lines from banks which total approximately $5.2 billion, including: $1.75 billion of long-term revolving credit facilities maturing in September 2000; $1.75 billion short-term revolving credit facilities maturing in September 1996; and uncompensated bankers' acceptance and money market loan facilities approximating $1.7 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

   The Company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1996 fiscal year were $2,784.3 million. This excludes an average of $809.3 million of short-term borrowings which were classified as long-term throughout the fiscal year (see Note 6). The highest period-end short-term indebtedness during fiscal 1996 was $3,963.4 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.82% and 5.47%, respectively, for fiscal 1996 and 1995.

   Subsequent to fiscal 1996, ConAgra secured an additional $1.02 billion of revolving credit commitments from several of its banks. This commitment extends from June 1, 1996 to November
   30, 1996.

6. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                   1996      1995
Senior Debt
Commercial paper backed by long-term revolving
  credit agreements                              $  758.0  $  874.3
9.75% senior debt due in 1998                       300.0     300.0
9.875% senior debt due in 2006                      100.0     100.0
7.22% to 9.8% publicly-issued unsecured
  medium-term notes due in various amounts
  through 2005                                      189.5     263.5
9.87% to 9.95% unsecured senior notes due in
  various amounts in 1997 through 2010               88.5      97.8
Industrial Development Revenue Bonds
  (collateralized by plant and equipment)
  due on various dates through 2015 at
  an average rate of 7.15%                           35.9      38.6
Miscellaneous unsecured                              41.0      95.8
                                                 --------  --------
           Total senior debt                      1,512.9   1,770.0
                                                 --------  --------
Subordinated Debt
9.75% subordinated debt due in 2021                 400.0     400.0
7.375% to 7.4% subordinated debt due in 2005        350.0     350.0
                                                 --------  --------
           Total subordinated debt                  750.0     750.0
                                                 --------  --------
Total long-term debt, excluding current
  installments                                   $2,262.9  $2,520.0
                                                 ========  ========

   The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 26, 1996 are as follows:

           1997                              $142.5
           1998                               352.5
           1999                                53.2
           2000                                19.5
           2001                               776.3

   Under the long-term credit facility referenced in Note 5, the Company has agreements that allow it to borrow up to $1.75 billion through September 2000.

   The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

   Net interest expense consists of:

                                       1996       1995        1994

Long-term debt                        $212.5     $215.0      $209.8
Short-term debt                        139.8       96.1        79.6
Interest income                        (41.6)     (28.1)      (33.5)
Interest capitalized                    (5.8)      (4.9)       (1.7)
                                      ------     ------      ------
                                      $304.9     $278.1      $254.2
                                      ======     ======      ======

   Net interest paid was $309.2 million, $279.9 million and $242.1 million in fiscal 1996, 1995 and 1994, respectively.

   Short-term debt interest expense of $27.5 million, $17.5 million and $12.7 million in fiscal 1996, 1995 and 1994, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

   The carrying amount of long-term debt (including current installments) was $2,405.4 million and $2,567.9 million as of May 26, 1996 and May 28, 1995, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 26, 1996 and May 28, 1995 was estimated at $2,555.9 and $2,760.2 million, respectively. The Company's long-term debt is generally not callable until maturity.

7. OTHER NONCURRENT LIABILITIES

   Other noncurrent liabilities consist of estimated liabilities of Beatrice Company (acquired in fiscal 1991) and estimated postretirement health care and pension benefits as follows:

                                                   1996        1995

Income tax, legal and environmental
  liabilities primarily associated with
  the Company's acquisition of Beatrice
  Company                                        $  488.2    $  612.6
Estimated postretirement health care
  and pensions                                      560.0       523.4
                                                 --------    --------
                                                  1,048.2     1,136.0
Less estimated current portion                       88.7       195.2
                                                 --------    --------
                                                 $  959.5    $  940.8
                                                 ========    ========

8. PREFERRED SECURITIES OF SUBSIDIARY COMPANY AND PREFERRED SHARES

   ConAgra Capital, L.C., an indirectly controlled subsidiary of the Company, has the following Preferred Securities outstanding:

      4 million shares of 9% Series A Cumulative Preferred ("Series A Securities") - Distributions are payable monthly.

      7 million shares of Series B Adjustable Rate Cumulative Preferred ("Series B Securities") - Distributions are payable monthly at a rate per annum which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 1996 ranged from 5.79% to 6.60%.

      10 million shares of 9.35% Series C Cumulative Preferred
      ("Series C Securities") - Distributions are payable monthly.

   For financial statement purposes, distributions on these Securities are included in Selling, Administrative and General
   Expenses in the Consolidated Statement of Earnings as they represent minority interests.

   The above Securities were issued at a price of $25 per share. All such Securities are non-voting (except in certain limited circumstances), and are guaranteed on a limited basis by ConAgra and, in certain limited circumstances, are exchangeable for debt securities of ConAgra. The Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra's consent) in whole or in part, on or after May 31, 1999 with respect to Series A Securities, June 30, 1999 with respect to Series B Securities, and February 29, 2000 with respect to Series C Securities, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

   In connection with the issuance of the Series B Securities, the Company entered into a swap with a money center bank which effectively changes the distribution rate to a function of the three month LIBOR on $175.0 million until May 31, 1998. The net cost of this swap in fiscal 1996 and 1995 was insignificant.
   The estimated fair value of this swap agreement was an obligation of $2.0 million and $2.4 million as of May 26, 1996 and May 28, 1995, respectively.

   The Company has authorized shares of preferred stock as follows:

   Class B  -  $50 par value; 150,000 shares

   Class C  -  $100 par value; 250,000 shares

   Class D  -  without par value; 1,100,000 shares

   Class E  -  without par value; 16,550,000 shares

   There are no preferred shares issued or outstanding as of May
   26, 1996.

   In 1996 the Company redeemed its Class D cumulative convertible preferred stock at a redemption price of $25 per share plus accrued and unpaid dividends thereon to the redemption date. Approximately 25,000 shares of Class D preferred stock were converted into shares of common stock. The remaining shares of Class D preferred stock (approximately 2,000) were redeemed for cash.

   The Company also redeemed its Class E cumulative convertible preferred stock during fiscal 1996. Approximately 14.2 million shares were converted into common stock and approximately 18,000 shares were redeemed for cash. The Company used common shares acquired in open market purchases at an average aggregate cost of $482.2 million for purposes of effecting the preferred stock conversion.

9. EMPLOYEE EQUITY FUND

   In fiscal 1993 the Company established a $700 million Employee Equity Fund (EEF), a newly formed grantor trust, to pre-fund future stock-related obligations of the Company's compensation and benefit plans. The EEF supports existing, previously approved employee plans which use ConAgra common stock and does not change those plans or the amounts of stock expected to be issued for those plans.

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

   Following is a summary of shares held by the EEF:

                                            1996           1995

Shares held                              16,014,644     19,423,916

Cost - per share                         $   29.105     $   29.105
Cost - total                                  466.1          565.3

Fair market value - per share            $   42.000     $   32.250
Fair market value - total                     672.6          626.4

10.STOCK OPTIONS AND RIGHTS

   Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost or at reduced cost to the employee. During fiscal 1996, 1995 and 1994, 98,000 shares, 20,000 shares and 20,000 shares of restricted stock were issued, respectively. The value of the restricted and bonus stock, equal to fair market value at the time of grant, is being amortized as compensation expense or will be paid by a reduction in current and future incentive compensation liabilities to the employee. This compensation expense was not significant for fiscal 1996, 1995 and 1994. Generally, options granted become exercisable over a five-year period and expire ten years after the date of grant. For participants under the long-term senior management incentive plan, options are exercisable under various vesting schedules. Option shares and prices are adjusted for common stock splits and changes in capitalization.

   The changes in the outstanding stock options during the three years ended May 26, 1996 are summarized below:


                                    Shares
                                     (in        Option Price
                                   millions)   Per Share-Range

Balance at May 30, 1993             10.1       $ 2.94 - $32.63

Granted                              2.7        25.25 -  26.50
Exercised                           (1.0)        2.94 -  25.38
Canceled                            (0.1)       17.33 -  30.83
                                    ----
Balance at May 29, 1994             11.7         5.56 -  32.63

Granted                              2.8        30.75 -  33.13
Exercised                           (1.3)        5.56 -  31.50
Canceled                            (0.2)       13.78 -  31.50
                                    ----
Balance at May 28, 1995             13.0         6.56 -  33.13

Granted                              2.7        35.75 -  46.63
Exercised                           (2.4)        6.56 -  40.00
Canceled                            (2.2)        9.67 -  40.00
                                    ----
Balance at May 26, 1996             11.1         9.67 -  46.63
                                    ====
Exercisable at May 26, 1996          6.2
                                    ====

   At May 26, 1996, approximately 9.0 million shares were reserved for granting additional options and restricted or bonus stock awards.

   Each share of common stock carries with it one preferred stock purchase right ("Right"). The Rights become exercisable ten days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the Company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series Class E Preferred Stock at an exercise price of $200, subject to adjustment. The
   Rights expire on July 12, 2006, and may be redeemed at the option of the Company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the Company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the Company's Board of Directors on July 12, 1996 payable to stockholders of record on July 24, 1996. Prior rights, exercisable in similar circumstances for shares of the Company's common stock, will expire according to their terms on July 24, 1996. At May 26, 1996, the Company has reserved 243,156,453 shares of common stock for exercise of the Rights.

11.INCOME TAXES

   The provision for income taxes includes the following:

                                         1996       1995       1994
Current
  Federal                               $186.9     $243.9     $222.3
  State                                   34.8       49.2       43.9
  Foreign                                 37.1       14.7       16.2
                                        ------     ------     ------
                                         258.8      307.8      282.4
                                        ------     ------     ------
Deferred
  Federal                                (26.4)      20.3        0.4
  State                                   (3.0)       2.2        0.1
  Foreign                                 (9.7)        -          -
                                        ------     ------     ------
                                         (39.1)      22.5        0.5
                                        ------     ------     ------
                                        $219.7     $330.3     $282.9
                                        ======     ======     ======

   Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the Consolidated Statements of Earnings as follows:

                                         1996       1995       1994

Computed U.S. federal income taxes      $143.0     $289.1     $252.0
State income taxes, net of U.S.
  federal tax benefit                     20.7       33.4       28.5
Nondeductible amortization of goodwill
  and other intangibles                   21.7       24.4       26.1
Export and jobs tax credits               (9.4)      (8.6)     (14.1)
Permanent differences due to
  non-recurring charges                   45.8         -          -
Other                                     (2.1)      (8.0)      (9.6)
                                        ------     ------     ------
                                        $219.7     $330.3     $282.9
                                        ======     ======     ======

   Income taxes paid were $236.3 million, $326.4 million and $203.9 million in fiscal 1996, 1995 and 1994, respectively. The Internal Revenue Service has examined the Company's tax returns through fiscal 1989. The IRS has proposed certain adjustments, some of which are being contested by the Company. The Company believes that it has made adequate provisions for income taxes payable.

   The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                1996                  1995
                           Assets   Liabilities  Assets   Liabilities

Depreciation and
  amortization             $   -      $322.7     $   -      $293.2
Nonpension postretirement
  benefits                  170.5         -       170.2         -
Other noncurrent liabilities
  which will give rise to
  future tax deductions     266.3         -       312.6         -
Deferred state taxes         24.3         -        36.6         -
Accrued expenses             43.2         -        50.2         -
Others                       58.6       87.0       65.0      119.5
Non-recurring charges       115.7         -          -          -
                           ------     ------     ------     ------
                           $678.6     $409.7     $634.6     $412.7
                           ======     ======     ======     ======

12.COMMITMENTS

   The Company leases certain facilities and transportation equipment under agreements which expire at various dates.
   Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.
   Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments.

   A summary of rent expense charged to operations follows:

                                       1996        1995        1994

Cancelable                            $120.2      $119.0      $101.8
Noncancelable                          119.6       115.1       130.0
                                      ------      ------      ------
                                      $239.8      $234.1      $231.8
                                      ======      ======      ======

   A summary of noncancelable operating lease commitments for fiscal years following May 26, 1996 is as follows:

                                                   Type of
                                                  Property
                                              Real       Trans-
                                              and Other  portation
                                              Property   Equipment

1997                                          $ 79.9     $ 40.8
1998                                            67.3       36.5
1999                                            58.0       30.2
2000                                            45.2       19.6
2001                                            32.1       12.2
Later years                                     89.3        4.8
                                              ------     ------
                                              $371.8     $144.1
                                              ======     ======

   In connection with its trading activities, the Company had letters of credit and performance bonds outstanding at May 26, 1996 aggregating approximately $350.6 million.

13.CONTINGENCIES

   In fiscal 1991, ConAgra acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition tax and other contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of ConAgra reflected significant liabilities and valuation allowances associated with the estimated resolution of these contingencies.

   As a result of a settlement reached with the Internal Revenue Service in fiscal 1995, ConAgra released $230.0 million of a valuation allowance and reduced non-current liabilities by $135.0 million, with a resulting reduction of goodwill associated with the Beatrice acquisition of $365.0 million. Federal income tax returns of Beatrice for its fiscal 1990 and various state tax returns remain open. However, after taking into account the foregoing adjustments, management believes that the ultimate resolution of all remaining pre-acquisition Beatrice tax contingencies should not exceed the reserves established for such matters.

   Beatrice is also engaged in various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 43 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 40 of these sites. Beatrice has established substantial reserves for these matters. The environmental reserves are based on Beatrice's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and Beatrice's prior experience in remediating sites. Management believes the ultimate resolution of such Beatrice legal and environmental contingencies should not exceed the reserves established for such matters.

   ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operation or liquidity.

14.PENSION AND POSTRETIREMENT BENEFITS

   Retirement Pension Plans

   The Company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees.
   Benefits are based on years of credited service and average compensation or stated amounts for each year of service.

   Consolidated pension costs consist of the following:

                                    1996                   1995                    1994
                               Plan    Accumulated    Plan    Accumulated     Plan    Accumulated
                              Assets     Benefits    Assets     Benefits     Assets     Benefits
                              Exceed      Exceed     Exceed      Exceed      Exceed      Exceed
                           Accumulated     Plan    Accumulated    Plan    Accumulated     Plan
                             Benefits     Assets    Benefits     Assets     Benefits     Assets
Service cost                  $ 24.0      $ 8.0      $30.2       $ 5.2       $26.2       $ 4.0
Interest cost                   61.4       19.6       58.6        12.7        58.0        12.5
Actual return on plan assets  (184.4)     (40.4)     (36.3)       (4.3)      (79.3)      (14.5)
Net amortization and
 deferral                      122.3       29.5      (30.0)       (1.9)       14.7         5.2
                              ------      -----      -----       -----       -----       -----
Net pension costs             $ 23.3      $16.7      $22.5       $11.7       $19.6       $ 7.2
                              ======      =====      =====       =====       =====       =====

   Pension costs were determined using an 8.5% discount rate (7.5% in fiscal 1995 and 8.5% in fiscal 1994), a long-term rate of return of 9.25% in fiscal 1996 and 9.0% in fiscal 1995 and 1994, respectively, and a long-term rate of compensation increases of 5.5% for all years presented. The funded status of the plans at February 28, 1996 and February 28, 1995 (dates of the most recent actuarial reports) was as follows:

                               1996                     1995
                        Plan     Accumulated      Plan     Accumulated
                      Assets      Benefits      Assets      Benefits
                      Exceed       Exceed       Exceed       Exceed
                      Accumulated     Plan     Accumulated      Plan
                      Benefits      Assets      Benefits      Assets

Plan assets at
fair value             $874.7       $220.4       $785.6       $128.2
                       ------       ------       ------       ------
Projected benefit obligation:
Actuarial present value
 of vested benefits     752.6        259.9        668.0        155.8
Actuarial present value
of nonvested benefits    47.8         16.6         34.8          9.5
                       ------       ------       ------       ------
                        800.4        276.5        702.8        165.3
Additional obligation of
projected compensation
  increases             153.7         23.1        100.5         13.7
                       ------       ------       ------       ------
                        954.1        299.6        803.3        179.0
                       ------       ------       ------       ------
Plan assets less than
projected benefit
 obligations           $(79.4)      $(79.2)      $(17.7)      $(50.8)
                       ======       ======       ======       ======
Consisting of:
Unrecognized
transition asset       $ 14.0       $  3.7       $ 18.3       $  2.2
Unrecognized prior
 service cost            (1.7)       (23.2)        (1.8)       (25.2)
Unrecognized net gain
 (loss)                  (2.7)       (35.0)        43.9        (14.3)
Adjustment to recognize
  minimum liability        -          35.4           -          23.9
Accrued pension cost on
consolidated
balance sheets          (89.0)       (60.1)       (78.1)       (37.4)
                       ------       ------       ------       ------
                       $(79.4)      $(79.2)      $(17.7)      $(50.8)
                       ======       ======       ======       ======

   Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 2,540,171 shares of the Company's common stock at a fair market value of $111.5 million at February 28, 1996.

   The actuarial projected benefit obligation was determined using an assumed discount rate of 7.0% and 8.5% in fiscal 1996 and 1995, respectively, and long-term rate of compensation increases of 5.5% for all years presented.

   The Company has adopted a policy of funding accrued pension costs to the extent deductible for income tax purposes.

   The Company and its subsidiaries are also participants in multi-employer pension plans covering certain hourly employees. Costs associated with these plans for fiscal 1996, 1995 and 1994 were $8.3 million, $8.2 million and $7.5 million, respectively.

   Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $25.1 million, $23.7 million and $17.9 million in fiscal 1996, 1995 and 1994, respectively.

   Postretirement Benefits

   The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

   Net postretirement benefit cost includes the following components:

                                          1996      1995       1994

Service cost                             $ 3.2     $ 5.1      $ 4.5
Interest cost on accumulated
  postretirement benefit obligation       34.2      29.8       30.4
Other                                     (1.0)     (1.0)      (1.1)
                                         -----     -----      -----
                                         $36.4     $33.9      $33.8
                                         ======    =====      =====

   Benefit costs were generally estimated assuming retiree health care costs would initially increase at an 11.0% annual rate for all participants. The rates are assumed to decrease each year to a 6.5% annual growth rate in the year 2002 and remain at a 6.5% annual growth rate thereafter. A 1% increase in these annual trend rates would have increased the accumulated postretirement benefit obligation at May 26, 1996 by $45.2 million with a corresponding effect on fiscal 1996 postretirement benefit expense of $4.3 million. The discount rate used to estimate the accumulated postretirement benefit obligation was 7.0% and 8.5% in fiscal 1996 and 1995, respectively. Plan assets of $5.9 million consist of guaranteed investment contracts earning a 13.7% annual rate of return. The Company generally intends to fund claims as reported.

   The status of the Company's plans at February 28, 1996 and 1995 was as follows:

                                                  1996       1995

Accumulated postretirement benefit obligations
   Retirees and dependents                        $348.7     $353.0
   Fully eligible active plan participants          35.5       31.1
   Other active plan participants                   47.2       35.8
                                                  ------     ------
Total accumulated postretirement benefit
  obligation                                       431.4      419.9

Plan assets at fair value                           (5.9)      (6.1)
Unrecognized prior service cost                      1.7        1.8
Unrecognized net actuarial gain                      9.9        6.6
                                                  ------     ------
Accrued postretirement benefit obligation         $437.1     $422.2
                                                  ======     ======

15.BUSINESS SEGMENTS

   The Company is a diversified food company that operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. The Company has three business segments. Grocery/Diversified Products include companies that produce shelf-stable and frozen foods. This segment markets food products in retail and foodservice channels. Refrigerated Foods include companies that produce and market branded processed meats, beef, pork, chicken, turkey and cheese products to retail and foodservice markets. Food Inputs & Ingredients include companies involved in distribution of agricultural inputs -- crop production chemicals, fertilizers and seeds -- and procurement, processing, trading and distribution of commodity food ingredients.

   Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, goodwill amortization, interest expense (except financial businesses) and income taxes have been excluded from segment operations. All assets other than cash and those assets related to the corporate office have been identified with the segments to which they relate. The Company operates principally in the United States.

                                          1996          1995           1994
Sales to unaffiliated customers
Food Inputs & Ingredients              $ 6,572.9     $ 5,799.5      $ 5,382.1
Refrigerated Foods                      12,987.3      13,503.3       13,832.2
Grocery/Diversified Products             5,261.4       4,809.5        4,303.1
                                       ---------     ---------      ---------
Total                                  $24,821.6     $24,112.3      $23,517.4
                                       =========     =========      =========
Intersegment sales
Food Inputs & Ingredients              $   250.0     $   182.4      $   125.8
Refrigerated Foods                          55.0          50.0           18.3
Grocery/Diversified Products                11.0          10.6            4.0
                                       ---------     ---------      ---------
                                           316.0         243.0          148.1
 Intersegment elimination                 (316.0)       (243.0)        (148.1)
                                       ---------     ---------      ---------
Total                                  $      -      $      -       $      -
                                       =========     =========      =========
Net sales
Food Inputs & Ingredients              $ 6,822.9     $ 5,981.9      $ 5,507.9
Refrigerated Foods                      13,042.3      13,553.3       13,850.5
Grocery/Diversified Products             5,272.4       4,820.1        4,307.1
  Intersegment elimination                (316.0)       (243.0)        (148.1)
                                       ---------     ---------      ---------
Total                                  $24,821.6     $24,112.3      $23,517.4
                                       =========     =========      =========
Operating profit (Note a)
Food Inputs & Ingredients              $   236.5     $   246.7      $   215.5
Refrigerated Foods                         106.3         416.4          398.6
Grocery/Diversified Products               644.7         629.9          526.4
                                       ---------     ---------      ---------
Total operating profit                     987.5       1,293.0        1,140.5

General corporate expenses (Note b)        219.0         137.6          107.3
Goodwill amortization                       69.5          71.4           73.6
Interest expense - excluding
  financial businesses                     290.4         258.1          239.6
                                       ---------     ---------      ---------
Total                                  $   408.6     $   825.9      $   720.0
                                       =========     =========      =========
Identifiable assets
Food Inputs & Ingredients              $ 3,213.0     $ 2,655.0      $ 2,906.3
Refrigerated Foods                       3,641.6       4,006.8        4,198.0
Grocery/Diversified Products             3,809.4       3,722.4        3,328.4
Corporate                                  532.6         416.8          289.1
                                       ---------     ---------      ---------
Total                                  $11,196.6     $10,801.0      $10,721.8
                                       =========     =========      =========


Additions to property, plant and
  equipment - including businesses
  acquired
Food Inputs & Ingredients               $  396.8       $ 78.2          $ 92.1
Refrigerated Foods                         351.5        199.6           287.6
Grocery/Diversified Products               260.4        278.5           118.0
Corporate                                    7.4          0.9             6.4
                                        --------       ------          ------
Total                                   $1,016.1       $557.2          $504.1
                                        ========       ======          ======
Depreciation and amortization
Food Inputs & Ingredients               $   66.6       $ 57.7          $ 58.4
Refrigerated Foods                         159.7        149.7           152.6
Grocery/Diversified Products               176.2        162.3           150.5
Corporate                                    5.4          6.1             6.9
                                        --------       ------          ------
Total                                   $  407.9       $375.8          $368.4
                                        ========       ======          ======

   Note (a):
   Fiscal 1996 includes before-tax non-recurring charges of $452.8 million (Note 2). The charges were included in operating profit as follows: $97.1 million in Food Inputs & Ingredients; $278.6 million in Refrigerated Foods; and $77.1 million in Grocery/Diversified Products.

   Note (b):
   Fiscal 1996 includes a before-tax charge of $55.0 million relating to the disposal of certain non-core businesses (Note
   2).

16.QUARTERLY RESULTS (Unaudited)


                                                   Stock Market      Dividends
           Net      Gross     Net Income (Loss)        Price         Declared
          Sales     Profit    Amount  Per Share    High     Low      Per Share

1996

 First   $ 6,436.2  $  801.8   $ 87.1    $0.36     $39.38   $32.50    $0.2075

 Second    6,629.9     952.5    167.1     0.72      40.38    37.00     0.2375

 Third     5,772.9     867.7    128.4     0.55      47.13    39.50     0.2375

 Fourth    5,982.6     877.4   (193.7)*  (0.84)*    44.63    37.63     0.2375
         ---------  --------   ------    -----     ------   ------    -------
 Year    $24,821.6  $3,499.4   $188.9*   $0.79*    $47.13   $32.50    $0.9200
         =========  ========   ======    =====     ======   ======    =======
1995

 First   $ 6,248.6  $  741.8   $ 76.8    $0.31     $33.00   $28.25    $0.1800

 Second    6,291.4     899.1    149.9     0.63      33.13    29.75     0.2075

 Third     5,757.1     839.0    118.5     0.49      33.50    29.75     0.2075

 Fourth    5,815.2     854.0    150.4     0.63      34.50    30.88     0.2075
         ---------  --------   ------    -----     ------   ------    -------
 Year    $24,112.3  $3,333.9   $495.6    $2.06     $34.50   $28.25    $0.8025
         =========  ========   ======    =====     ======   ======    =======


   * Includes non-recurring charges of $356.3 million, or $1.55 per share (Note 2).



INDEPENDENT AUDITORS' REPORT




The Stockholders and Board of Directors
ConAgra, Inc.



We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 26, 1996 and May 28, 1995, and the related consolidated statements of earnings, common stockholders' equity and cash flows for each of the three years (fifty-two weeks) in the period ended May 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 26, 1996 and May 28, 1995, and the results of their operations and their cash flows for each of the three years (fifty-two weeks) in the period ended May 26, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, in fiscal 1996 ConAgra, Inc. adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 12, 1996
Omaha, Nebraska



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

- -from ConAgra's Philosophy, page 6 (originally published in 1976)

Principal Officers

The principal officers of the company include, among others, those listed on pages 54 and 55 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

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

Board of Directors------------------

Board Committees

Executive Committee
Charles M. Harper, Chairman
Philip B. Fletcher
Walter Scott, Jr.
William G. Stocks

Audit Committee
Thomas R. Williams, Chairman
Robert A. Krane
Jane J. Thompson
Frederick B. Wells

Corporate Affairs Committee
William G. Stocks, Chairman
Dr. Ronald W. Roskens
Marjorie M. Scardino
Dr. Clayton K. Yeutter

Human Resources Committee
Gerald Rauenhorst, Chairman
Carl E. Reichardt
Walter Scott, Jr.

Philip B. Fletcher, 63
Omaha, Nebraska.
Chairman of ConAgra board of directors since May 1993 and chief executive officer of ConAgra since September 1992. Director since 1989.

Charles M. Harper, 68
Omaha, Nebraska.
Former chairman and chief executive officer of RJR Nabisco Holdings Corp. ConAgra chief executive officer 1976 - September 1992. Chairman of ConAgra board 1981 - May 1993. Director since 1975.

Robert A. Krane, 62
Denver, Colorado.
Consultant, KRA, Inc. Former president and chief executive officer of Central Bancorporation (financial services). Director since 1982.

Gerald Rauenhorst, 68
Minneapolis, Minnesota.
Chairman of the board and chief executive officer of Opus Corporation (real estate, construction and development). Director since 1982.

Carl E. Reichardt, 65
San Francisco, California.
Former chairman and chief executive officer of Wells Fargo & Company and Wells Fargo Bank. Director since 1993.

Dr. Ronald W. Roskens, 63
Omaha, Nebraska.
President of Global Connections, Inc. (international business consulting). Former president of the University of Nebraska System. Director since 1992.

Marjorie M. Scardino, 49
London, England.
Chief executive of The Economist Newspaper Ltd. (publishing).  Director since
1994.

Walter Scott, Jr., 65
Omaha, Nebraska.
President and chairman of the board of Peter Kiewit Sons', Inc. (construction, mining and telecommunications). Director since 1986.

William G. Stocks, 69
Phoenix, Arizona.
Former chairman of the board and chief executive officer of Peavey Company. Director since 1982.

Jane J. Thompson, 45
Hoffman Estates, Illinois.
President, Home Services, Sears, Roebuck and Co. (retailing).  Director since
1995.

Frederick B. Wells, 68
Minneapolis, Minnesota.
President of Asian Fine Arts (fine arts retailing).
Director since 1982.

Thomas R. Williams, 67
Atlanta, Georgia.
President and director of The Wales Group, Inc. (investment management and counseling). Director since 1978.

Dr. Clayton K. Yeutter, 65
McLean, Virginia.
Of counsel with Washington, D.C.  law firm Hogan & Hartson.
Former U.S. Trade Representative and Secretary of Agriculture. Director 1980-1985 and since 1992.

(Photo - Board of Directors)
Cutline for Board of Directors photo:

First row, left to right:  Gerry Rauenhorst, Phil Fletcher,
Marjorie Scardino, Dr. Ron Roskens, Mike Harper. Second row, left to right: Tom Williams, Bob Krane, Fred Wells, Carl
Reichardt, Dr. Clayton Yeutter.  Third row, left to right:  Bill
Stocks, Jane Thompson, Walter Scott.

PRINCIPAL OFFICERS

Philip B. Fletcher, 63
Chairman and Chief Executive Officer
Chief executive officer since September 16, 1992; chairman since May 31, 1993. Named president and chief operating officer of ConAgra in 1989. Joined ConAgra in 1982 as president of Banquet Foods Company. Thirty-eight years of food industry experience; formerly associated with Heublein Company, H.J. Heinz, U.S.A. and Campbell Soup Company.

Office of the President
David J. Gustin, 45
President and Chief Operating Officer
ConAgra Grocery Products Companies
Named to current position in July 1996. President of Hunt-Wesson Grocery Products Companies 1995-1996. Joined ConAgra in 1992 as president of Orville Redenbacher/Swiss Miss Foods Company. Twenty-three years of food industry experience in marketing and general management; formerly associated with Frito-Lay, Inc. and General Foods Corporation.

Leroy O. Lochmann, 61
President and Chief Operating Officer
ConAgra Refrigerated Foods Companies
Named to current position in January 1995. Named to the Office of the President in 1990. President and chief operating officer of Armour Swift-Eckrich 1990-1993. President and chief operating officer of ConAgra Meat Products Companies 1993-1995. Joined ConAgra in August
1990 when ConAgra acquired Beatrice Company.  President of
Swift-Eckrich 1984-1990. Forty-three years of meat industry experience in operations and management.

Thomas L. Manuel, 49
President and Chief Operating Officer
ConAgra Trading and Processing Companies
Named to current position in February 1994. President of ConAgra Grain Processing Companies 1988-1994. Joined ConAgra in 1977 as general manager of ConAgra Feed Ingredient Merchandising Company. President of ConAgra Flour Milling Company 1987-1994. Twenty-six years of experience in the grain processing and commodity trading industries.

Floyd McKinnerney, 59
President and Chief Operating Officer
ConAgra Agri-Products Companies
Named to current position in 1987. Joined ConAgra in 1978 as president of Mid Valley Chemicals. Thirty-five years of experience in the agricultural chemical industry; formerly co-owner of Dennison's Chemical Company, Weslaco, Texas.

James D. Watkins, 48
President and Chief Operating Officer
ConAgra Diversified Products Companies
Named to current position in June 1993. Named to the Office of the President in August 1991 after Golden Valley Microwave Foods merged with ConAgra. President and chief operating officer of Golden Valley, Lamb-Weston and Arrow Industries 1991-1993. Twenty-five years of food industry experience in the development and marketing of microwave food products and general management. Founder of Golden Valley Microwave Foods in 1978; formerly associated with The Pillsbury Company.

CORPORATE

Management Executive Committee
Philip B. Fletcher
Chairman and Chief Executive Officer

   Office of the President
   (The five executives listed on this page)

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

Denise M. Hagerty
Vice President, Assistant Corporate Controller

Raymond V. Hartman
Vice President, Tax and Administration,
Beatrice Co.

Reeder P. Jones
Vice President, Assistant Corporate Controller

Paul A. Korody
Vice President, Government Affairs

Margaret E. Lacey
Vice President, Corporate Treasurer

Archie L. Meairs
Vice President, Insurance and Loss Control

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

PRINCIPAL OFFICERS

INDEPENDENT OPERATING COMPANIES

ConAgra Agri-Products Companies
Floyd McKinnerney
President and Chief Operating Officer
   Philip J. James, Executive Vice President

   United Agri Products Companies
   J. Charles Blue, President

   Country General Stores
   Anthony J. Seitz, President

ConAgra Diversified Products Companies
James D. Watkins
President and Chief Operating Officer

   ConAgra Foods Ltd.
   United Kingdom Sales Company
   William D. Bainbridge
   Managing Director

   ConAgra Shrimp Companies
   Singleton Seafood Company
   Jesse Gonzalez, President

   Lamb-Weston, Inc.
   Richard A. Porter, President

ConAgra Grocery Products Companies
David J. Gustin
President and Chief Operating Officer

   ConAgra Frozen Foods
   James T. Smith, President

   ConAgra Grocery Products Companies International
   Taketo Murata, President

   Golden Valley Microwave Foods, Inc.
   John S. McKeon, President

   Hunt Foods Company
   Edward A. Snell, President

   Hunt-Wesson Foodservice Company
   Ronald G. Bennett, President

   Hunt-Wesson Grocery Products Sales Company
   Douglas A. Knudsen, President

   Knott's Berry Farm Foods
   La Choy/Rosarita Foods Company
   Williard E. Lynn, President

   Orville Redenbacher/Swiss Miss Foods Company
   Ronald Doornink, President

   Wesson/Peter Pan Foods Company
   Glen A. Smith, President

ConAgra Refrigerated Foods Companies
Leroy O. Lochmann
President and Chief Operating Officer

   Beatrice Cheese Company
   Kevin J. Ruda, President

   Butterball Turkey Company
   Dean E. Falk, President

   ConAgra Poultry Company
   Thomas A. Slamecka, President

      Professional Food Systems
      J. Rolan Brevard, President

   ConAgra Red Meat Companies
   William G. Fielding, President

     Australia Meat Holdings Pty Ltd.
     Keith A. Lawson, Executive Chairman

     ConAgra Fresh Meats Company
     Alan E. Glueck, President

     E.A. Miller Inc.
     Ted A. Miller, President

     Monfort Beef and Lamb Company
     Kevin D. LaFleur, President

     Swift & Company
     David B. Heggestad, President

   ConAgra Refrigerated Foods Foodservice
   Gary K. Harmon, President

   ConAgra Refrigerated Foods International Sales Corporation
   Charles K. Monfort, President

   ConAgra Refrigerated Foods Transportation Company
   Robert H. Burns, President

   ConAgra Refrigerated Prepared Foods
   Timothy M. Harris, President

     Decker Food Company
     L. Richard Belsito, President

   Cook Family Foods, Ltd.
   Eugene J. Dembkoski
   Chief Operating Officer

   National Foods Inc.
   Harvey Potkin, Chairman
   Steven B. Silk, President

ConAgra Trading and Processing Companies
Thomas L. Manuel
President and Chief Operating Officer

   Arrow Industries
   Steven P. Rosenberg, President

   ConAgra Cattle Feeding
   ConAgra Commodity Management Company
   Gary P. White, President

     ConAgra Commodity Services Company
     Gregory A. Heckman, Vice President and General Manager

     ConAgra Feed Company
     George W. Thames
     Vice President and General Manager

   ConAgra Flour Milling Company
   Russell J. Bragg, President

   ConAgra Grain Companies
   Fred E. Page, President

   ConAgra Pet Products Company
   Thurmond Jones, President

   ConAgra Specialty Grain Products Company
   Michael D. Walter, President

     ConAgra Malt
     (50-percent owned)
     Donald C. Smith, President

   International Trading
   Russell J. Bragg, President

     ConAgra International Fertilizer Company
     Brian D. Harlander, President

   Klein-Berger Company
   Robert J. Corkern, President

   Molinos de Puerto Rico
   Manuel O. Herrera, President

   United Specialty Food Ingredients Cos.
   Raymond J. DeRiggi, President

CORPORATE CITIZENSHIP

ConAgra is committed to being a good corporate citizen. We aim to make a lasting, positive impact on the quality of life in the communities where our employees work and live -- through our civic involvement, the many volunteer hours contributed by our employees, and the charitable dollars we invest in our communities.
   Our policy is to contribute in cash an average of one percent of pretax earnings to organizations that are working to improve our communities or our world. We focus our resources in four areas: Education, Health and Human Services, Arts and Culture, and Civic and Community Betterment. In fiscal 1996, the ConAgra Foundation made cash grants to almost 400 nonprofit organizations in these areas of focus.
   In addition to cash donations, ConAgra regularly makes substantial in-kind donations of products, equipment and facilities.
   We focus in this report on the increasing emphasis we are placing on financial support for education.

Investing in the Future
The ConAgra Foundation in fiscal 1996 funded four major scholarship programs, two for which the children of ConAgra employees compete, and two for young people outside the ConAgra family.
   Employees' children compete for ConAgra Foundation National Merit Scholarships and Mike Harper Leadership Scholarships. High school students active in Future Farmers of America compete for scholarships to the University of Nebraska-Lincoln Agribusiness Program, a program initiated and originally funded by ConAgra. And finally, the ConAgra Foundation provided about 50 scholarships in the past year for students at Metropolitan Community College in Omaha.
   About 275 students are currently benefiting from scholarships funded by the ConAgra Foundation. The annual value of these scholarships is about $336,000.

Matching Employees' Gifts to Higher Education
During fiscal 1996, the ConAgra Foundation began matching employees' gifts to colleges and universities. This program, which matched gifts to 175 schools in its first six months, is designed to encourage ConAgra employees to support higher education, and to give employees across ConAgra a voice in selecting the educational institutions supported by the ConAgra Foundation.

From Early Childhood Education to Career Preparation
The ConAgra Foundation funds a wide range of education-related organizations and projects. An early childhood education initiative in Omaha, in its third year, is designed to improve communitywide access to top-quality early childhood education. The ConAgra Foundation, the lead funder, committed $900,000 to the project.
   A three-year-old pilot program called Success Prep, funded almost entirely by the ConAgra Foundation, is designed to better prepare non-college-bound young people for success in the workplace. The ConAgra Foundation has invested more than $600,000 in this innovative Omaha program that is achieving excellent results in job placement, job retention and good performance appraisals for its graduates.
   Other ConAgra Foundation commitments to education range from Creative Educator Awards for K-12 teachers in Nebraska to scholarship support for Hispanic youth in Colorado.
   We focus on education because it can change lives, it can break the cycle of poverty, it can give young people a chance. When we invest in education, we are investing in the future.

PHOTO:Graduate

CUTLINE: Jaime Danehey, a 1996 high school graduate, is one of more than 100 students who won ConAgra Foundation scholarships in fiscal 1996. Including scholarships renewed during the year, there were about 275 ConAgra Foundation scholarship recipients in fiscal 1996. Jaime, the daughter of ConAgra employee Linda Vencil, won a ConAgra Foundation National Merit Scholarship.

INVESTOR INFORMATION

ConAgra Stock
ConAgra's common stock is listed on the New York Stock Exchange.
Ticker symbol: CAG.
   At the end of fiscal 1996, 243.2 million shares of common stock were outstanding, including 16 million shares held in the company's Employee Equity Fund. There were 34,000 stockholders of record, 25,000 holders via ConAgra's 401(k) plan for employees and an estimated 85,000 "street-name" beneficial holders whose shares are held in names other than their own -- in brokerage accounts, for example. During fiscal 1996, 117 million shares were traded, a daily average of about 464,000 shares.
   The Series A, Series B and Series C preferred securities of ConAgra Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbols: CAG PrA, CAG PrB, CAG PrC. For the current dividend rate of ConAgra Capital's variable rate preferred securities, call (800) 840-3404.

Common Stock Dividends
ConAgra normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. The current annual dividend rate is 95 cents per share. The company's dividend objective and results are on page 5 of this report.
   ConAgra has paid 82 consecutive quarterly common stock dividends. The dividend was increased 14.5 percent beginning with the December 1, 1995 payment. ConAgra has increased common stock dividends per share 14 percent or more for 21 consecutive years.

Annual Meeting of Stockholders
ConAgra's annual stockholders meeting will be held on Thursday, September 26, 1996 at 1:30 p.m. at the Kiewit Conference Center, 1313 Farnam Street (corner of Farnam and 13th streets), Omaha, Nebraska. Please note the new location. See the proxy statement for additional information.

News and Publications
Call ConAgra Investor Information at (800) CAG-0244 to hear current company news, including quarterly earnings and common stock dividends, or to request printed materials such as the mid-year report or the Form 10-K, an annual filing with the Securities and Exchange Commission.
   Call Company News On-Call (CNOC) at (800) 758-5804, extension 200825 to receive, at no charge, ConAgra news releases via facsimile transmission. Or access CNOC on the Internet for ConAgra news releases and other company information at http://www.prnewswire.com.

Visit these ConAgra sites on the Internet:

Healthy Choice at http://www.healthychoice.com

Butterball at http://www.butterball.com

Lamb-Weston at http://www.lambweston.com

Sergeant's pet accessories at http://www.sergeants.com

   ConAgra mails mid-year reports to stockholders of record. Street-name holders who would like to receive these reports may call (800) CAG-0244 and ask to be placed on our mailing list to receive mid-year reports.

Shareholder Services
Stockholders of record who have questions about or need help with their account may contact ConAgra Shareholder Services, (800) 840-3404.
   Through ConAgra's Shareholder Service Plan, stockholders of record may:

- - Have stock certificates held by ConAgra Shareholder Services for safekeeping and to facilitate sale or purchase of shares.

- - Automatically reinvest some or all common and/or preferred dividends in ConAgra common stock. Nearly 40 percent of ConAgra's stockholders of record participate.

- - Purchase additional shares of ConAgra common stock through voluntary cash investments of $50 to $50,000 per calendar year.

- - Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

   For more information, call ConAgra Shareholder Services, (800)
840-3404.

Corporate Headquarters
ConAgra, Inc.
One ConAgra Drive
Omaha, NE  68102-5001
(402) 595-4000
Corporate Secretary (402) 595-4005
Corporate Communications (402) 595-4157
Analyst/Investor Inquiries (402) 595-4154

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
(800) 840-3404