Form 10-K, Exhibit 13
period 1997-05-25
CONAGRA INC /DE/
filed 1997-08-22
CIK 23217

CONAGRA, INC. 1997

ANNUAL REPORT

THE BRANDS YOU TRUST

THE RESULTS YOU EXPECT

    [PHOTOS:  Butterball, Healthy Choice frozen dinner and Hunt's Ketchup]

[LOGO]

FINANCIAL HIGHLIGHTS

                                                           Fiscal Year Ended
                                                 ---------------------------------------------------
                                                   MAY 25,             May 26,              Percent
Dollars in millions except per share amounts        1997                1996                 Change
----------------------------------------------------------------------------------------------------
Net sales                                         $24,002.1           $23,899.3                 .4%

Before non-recurring charges (see page 49)
   Income before income taxes                      $1,017.7              $916.4               11.1%

   Net income                                        $615.0              $545.2               12.8%

   Net income available for
      common stock                                   $615.0              $536.6               14.6%

   Net income per common share                        $2.68               $2.34               14.5%

   Cash earnings return on year-beginning
      common  stockholders' equity
      (see page 4)
      5-year average:  25.2%                          30.3%               24.3%

After non-recurring charges
   Income before income taxes                     $1,017.7              $408.6              149.1%

   Net income                                       $615.0              $188.9              225.6%

   Net income available for common
      stock                                         $615.0              $180.3              241.1%

   Net income per common share                       $2.68                $.79              239.2%

Common stock price at year end                      $60.50              $42.00               44.0%

Common stock dividend rate at year end               $1.09                $.95               14.7%

Employees at year end                               82,169              83,123               -1.1%
----------------------------------------------------------------------------------------------------


CONAGRA, INC.

ConAgra is a diversified international food company. We operate across the food chain, in 32 countries around the world. Our mission is to increase stockholders' wealth. Our job is to help feed people better.

    ConAgra people are committed to achieving premium results. We pride ourselves on our success in serving our customers and meeting consumer needs.


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

THE BRAND NAMES IN THIS ANNUAL REPORT ARE OWNED OR LICENSED BY CONAGRA, INC. AND ITS SUBSIDIARIES.

CONTENTS

Letter to Stockholders . . . . . . . . . .  1

Objectives & Results . . . . . . . . . . .  4

ConAgra at a Glance  . . . . . . . . . . .  6

ConAgra Brand & Product Leadership . . . .  8

Business Review

    Grocery & Diversified Products . . . . 14

    Refrigerated Foods . . . . . . . . . . 22

    Food Inputs & Ingredients  . . . . . . 28

World Map of ConAgra Operations  . . . . . 34

Sales & Operating Profit by Segment  . . . 35

Eleven-Year Results  . . . . . . . . . . . 36

Management's Discussion & Analysis . . . . 38

Consolidated Financial Statements  . . . . 43

Notes to Financial Statements  . . . . . . 48

Independent Auditors' Report . . . . . . . 61

Investor Information . . . . . . . . . . . 62

Corporate Citizenship  . . . . . . . . . . 63

Principal Officers . . . . . . . . . . . . 64

Board of Directors . . . . . . . . . . . . 66

TO OUR STOCKHOLDERS, EMPLOYEES AND OTHER FRIENDS:
--------------------------------------------------------------------------------

THE RESULTS YOU EXPECT.

EARNINGS PER SHARE GROWTH OF 14.5 PERCENT IN FISCAL YEAR 1997 EXTENDED CONAGRA'S RECORD AS THE FOOD INDUSTRY LEADER IN CONSISTENT, STRONG LONG-TERM EARNINGS GROWTH. CONAGRA'S 17 CONSECUTIVE YEARS OF EARNINGS PER SHARE GROWTH AT A COMPOUND RATE BETTER THAN 14 PERCENT IS UNEQUALED BY ANY MAJOR FOOD COMPANY IN THE UNITED STATES, AND PROBABLY IN THE WORLD.

    PREMIUM PERFORMANCE CREATES VALUE FOR SHAREHOLDERS. CONAGRA'S RETURN TO SHAREHOLDERS HAS MEANINGFULLY EXCEEDED THE GENERAL STOCK MARKET'S RETURN DURING THE PAST ONE, FIVE, TEN, FIFTEEN AND TWENTY FISCAL YEARS. FOR EXAMPLE, OVER THE PAST TEN YEARS, CONAGRA'S TOTAL RETURN TO INVESTORS BEAT AN EXCEPTIONALLY VIGOROUS GENERAL STOCK MARKET BY NEARLY 50 PERCENT AS CONAGRA CREATED $11.5 BILLION OF ADDITIONAL MARKET VALUE FOR OUR SHAREHOLDERS.

                      [GRAPH]

17 Years of Record Earnings per Share (in dollars)
Compound Growth Rate 15.5%
    1980 = .23; 1981 = .33; 1982 = .37; 1983 = .41; 1984 = .46; 1985 = .59;
    1986 = .68; 1987 = .82; 1988 = .86; 1989 = 1.09; 1990 = 1.25; 1991 = 1.42;
    1992 = 1.50; 1993 = 1.58; 1994 = 1.81; 1995 = 2.06; 1996 = 2.34; 1997 = 2.68

Operating results as actually reported. Excludes accounting change in 1993, non-recurring charges in 1983, 1984 and 1996.

                      [GRAPH]

Dividends per Share (in cents)
Compound Growth rate 15.4%
    1980 = 9.3; 1981 = 10.8; 1982 = 12.3; 1983 = 14.3; 1984 = 16.4;
    1985 = 18.7; 1986 = 21.5; 1987 = 24.9; 1988 = 28.8; 1989 = 33.1;
    1990 = 38.5; 1991 = 44.5; 1992 = 52.0; 1993 = 60.0; 1994 = 69.5;
    1995 = 80.3; 1996 = 92.0; 1997 = $1.06

    DEMANDING FINANCIAL OBJECTIVES DRIVE THE RESULTS YOU EXPECT FROM CONAGRA AND SERVE OUR MISSION: INCREASE STOCKHOLDERS' WEALTH. OUR MOST IMPORTANT FINANCIAL OBJECTIVE IS TO AVERAGE A CASH EARNINGS RETURN ON COMMON EQUITY OF MORE THAN 20 PERCENT. RETURN ON EQUITY REACHED

-------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  1

30.3 percent in fiscal 1997. We have achieved our return on equity objective for 22 consecutive years.

    ConAgra's earnings growth objective is to increase trend line earnings per share, on average, at a rate of at least 14 percent. ConAgra's earnings per share growth rate has surpassed 14 percent the past 22 years since our company first established financial objectives. More recently, earnings per share have grown at a 14.1-percent pace the past four years.

    Our company's dividend growth objective is to increase common stock dividends consistent with growth in ConAgra's trend line earnings. We boosted the dividend 14.7 percent in fiscal 1997, the 22nd consecutive year of dividend increases of at least 14 percent.

    As always, you'll find a complete description of ConAgra's financial objectives and results on pages 4 and 5 of our annual report.

RESULTS-ORIENTED LEADERSHIP

Four fundamental strategies are aimed squarely at achieving ConAgra's financial objectives and fulfilling our mission. The first strategy is to structure our leadership, organization and asset base for success.

    Structuring for success begins, as it should, with leadership. ConAgra's results-oriented leaders manage our businesses aggressively to make good things happen for our shareholders.

    On September 25, 1997, the date of our annual meeting of stockholders, our leadership roles will change as Bruce Rohde adds the chief executive officer title, while Phil Fletcher continues as chairman of ConAgra's board. What will not change is our shared commitment to achieving results that reward our stockholders.

STREAMLINING CONAGRA'S ASSET BASE

Streamlining ConAgra's asset base is a continuing focus of our structuring strategy. The restructuring begun in fiscal 1996's fourth quarter proceeded smoothly in fiscal 1997, as did business dispositions.

    While the restructuring and business divestments yield substantial efficiencies and improve management's focus on core businesses, they also constrained ConAgra's sales growth in fiscal 1997. Net of acquisitions, they reduced ConAgra's sales $1.05 billion, all in our Refrigerated Foods and Food Inputs & Ingredients industry segments. However, in ConAgra's sales-sensitive Grocery & Diversified Products industry segment, sales grew a very respectable eight percent.

LEVERAGING INTERLOCKING STRENGTHS

ConAgra's second fundamental strategy is to leverage our company's vertical and horizontal interlocking strengths. Thanks to ConAgra's growth and diversified business mix along the food chain, the opportunities here are boundless.

    We've made great strides in harnessing the power of our operating companies acting in concert. The benefits of the collaborative process are manifest in business systems, product development, international sales and new ventures.

    We are enthusiastic about the potential we've yet to tap. Consider agricultural biotechnical advances. No company is better positioned than ConAgra to capitalize on emerging biotech developments all the way from seed to consumer.

INVESTING IN GROWTH

Our third basic strategy is to invest in high-return internal additions and acquisitions that strengthen core businesses and support earnings growth.

    In fiscal 1997, we invested $670 million to strengthen and expand our businesses. We opened a state-of-the-art branded processed meats plant. We completed a series of major projects to make our beef and chicken products plants more productive and profitable. We began construction of a new pudding products plant.

    On the acquisition front in fiscal 1997, Gilroy Foods added leadership in dehydrated onion and garlic products to our high-growth specialty food ingredients company. The acquisition of Willmot Pertwee in the United Kingdom and a new joint venture in South Africa continued international expansion in crop protection chemicals. Texas Signature Foods gave us a new dimension in foodservice and retail branded barbecue products.

ADDING VALUE AND TRUSTED BRANDS

Our fourth fundamental strategy is to add value to product streams and build on powerful trusted brands.

    Branded consumer products contributed over half of

NOTE: FINANCIAL RESULTS REVIEWED IN THIS LETTER EXCLUDE THE EFFECT OF NON-RECURRING CHARGES IN FISCAL YEAR 1996.

-------------------------------------------------------------------------------
2  ConAgra, Inc.  1997 Annual Report

[PHOTO: Bruce Rohde and Phil Fletcher]

ConAgra's total operating profit in fiscal 1997. Two new product lines received the American Marketing Association's prestigious Edison Awards recognizing the best new consumer products, food or otherwise. ConAgra's record of a dozen Edison Awards in the 1990s may be unsurpassed by any other consumer products company.

    ConAgra Frozen Foods spurred strong volume growth in fiscal 1997 with an array of successful new products, including eight Healthy Choice meals. Hunt-Wesson's current introductions range from premium Mediterania Pasta Sauce to Swiss Miss Pie Lover's puddings.

    With 21 brands that each chalk up over $100 million in annual retail sales, ConAgra has a potent branded base on which to build. Importantly, however, our strategy to add value extends to ConAgra's entire product stream.

    Lamb-Weston's successful Stealth Fry is a notable example of its value-added foodservice offerings. And in fiscal 1997, we opened a new hides processing plant which added value and earnings to our beef business' byproducts.

FISCAL 1998:  RECORD EARNINGS & STOCK SPLIT

    We believe fiscal 1998 will demonstrate, once again, ConAgra's food chain advantage -- the earnings leverage and balance inherent in our company's diversification. We plan good earnings growth in Grocery & Diversified Products and Food Inputs & Ingredients. We also anticipate significant improvement in Refrigerated Foods as grain-based ingredient costs ease and this segment benefits from investment and restructuring initiatives.

    In sum, we expect continued margin expansion, double-digit earnings per share growth and another year of record earnings in fiscal 1998. And four months into the new year, on October 1, our stockholders will enjoy a two-for-one common stock split, a consequence of ConAgra's healthy stock price growth.

THANK YOU!

    Our shareholders have benefited from the wisdom and contributions of Bill Stocks, a ConAgra board member since 1982. Bill takes with him to retirement this September our congratulations and gratitude. We're also very pleased to welcome Mogens Bay and Ken Stinson to ConAgra's board.

    We all owe very special thanks to senior vice president L.B. "Red" Thomas who retired last year. During 36 years of remarkable service, Red did it all -- from flour mill manager and personnel boss, to top corporate financial officer and corporate secretary.

    Our board members and both of us are deeply grateful to our customers, suppliers, communities and all who help ConAgra achieve the results our stockholders expect. First and foremost, though, our hats are off to ConAgra's employees for your enthusiasm and contributions to our company's enduring success.


Sincerely,


/s/ Philip B. Fletcher

Philip B. Fletcher
Chairman and Chief Executive Officer


/s/ Bruce Rohde

Bruce Rohde
Vice Chairman and President

-------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  3

OBJECTIVES & RESULTS
-------------------------------------------------------------------------------
ConAgra is committed to major financial performance objectives that drive how we manage our company and serve our mission to increase stockholders' wealth.

    We incorporate in our financial objectives a concept called "cash earnings" -- net earnings plus goodwill amortization. Businesses run on cash. The principal source of internally generated cash is net earnings before depreciation of fixed assets and amortization of goodwill. Cash from depreciation is generally needed for replenishment to help maintain a going concern.

    On the other hand, goodwill represents valuable non-depreciating brands and distribution systems. We invest and incur expense throughout the year to maintain and enhance the value of these brands and distribution systems. Consequently, goodwill amortization typically is not a true economic cash cost. It, along with net earnings, is a source of decision cash - cash available to invest in ConAgra's growth and pay dividends.

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

-------------------------------------------------------------------------------
RETURN ON COMMON EQUITY

OBJECTIVE

ConAgra's most important financial objective is to average more than a 20-percent after-tax cash earnings return on year-beginning common stockholders' equity, and to earn more than a 15-percent return in any given year.

    In determining results as shown in the table below, year-beginning common equity in 1993 includes a net decrease of $337.2 million from these adjustments: adopting Statement of Financial Accounting Standards No. 106 (a decrease of $121.2 million), a pro rata share of common stock purchased in the open market for the Employee Equity Fund (a decrease of $247.9 million), and a pro rata share of common equity associated with four acquisitions (an increase of $31.9 million). In computing the 1993 results, after-tax earnings exclude the one-time cumulative effect of SFAS 106. The 1996 results exclude non-recurring charges of $356.3 million after tax.

RESULT

RETURN ON COMMON EQUITY
---------------------------------------------------------------------

              5-Year Average:               25.2%
              1993                          23.2%
              1994                          23.7%
              1995                          24.4%
              1996                          24.3%
              1997                          30.3%
---------------------------------------------------------------------
FINANCING

OBJECTIVE

ConAgra's primary financing objective is to maintain a conservative balance sheet.

LONG-TERM DEBT

Senior long-term debt normally will not exceed 30 percent of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics.

SHORT-TERM DEBT

Most ConAgra businesses normally will eliminate at the end of their natural fiscal year short-term debt, net of cash, used to finance assets other than hedged commodity inventories.

    Natural year end occurs when inventories and receivables are at their annual low points -- for example, the end of February in our crop protection chemicals and fertilizer business, and the end of May in many other ConAgra businesses.

RESULT

             LONG-TERM DEBT                    SHORT-TERM DEBT
----------------------------------------------------------------------
1993              30%                                0
1994              30%                                0
1995              30%                                0
1996              30%                                0
1997              30%                                0
----------------------------------------------------------------------

-------------------------------------------------------------------------------
4  ConAgra, Inc.  1997 Annual Report

EARNINGS AND DIVIDEND GROWTH

EARNINGS GROWTH OBJECTIVE

ConAgra's objective is to increase trend line earnings per share, on average, at the rate of at least 14 percent.

    Although earnings balance is a strength of ConAgra's diversified food businesses, we may not always achieve quarter-to-quarter, or sometimes year-to-year, increases in reported earnings. However, ConAgra expects to increase trend line earnings - what we would earn over time with average or normal industry conditions - at the rate of at least 14 percent.

DIVIDEND GROWTH OBJECTIVE

ConAgra's objective is to increase common stock dividends consistent with growth in ConAgra's trend line earnings.

    Over time, ConAgra expects common stock dividends to average in the range of 30 to 35% of cash earnings.

    Our earnings and dividend growth objectives are linked. Reported earnings per share growth varies year to year and may be higher or lower than trend line earnings per share. Over a long period, reported earnings per share reflect trend line earnings per share. Over a shorter period of time, dividends per share growth is, in effect, a proxy for trend line earnings per share growth. Dividend increases represent management's judgment of ConAgra's trend line, or underlying, earning power independent of reported earnings results.

RESULT

ConAgra has increased earnings per share for 17 consecutive years (see note below) at a compound annual growth rate of 15.5%. During the same period, dividends per share increased annually at an average rate of 15.4%.

    During the past 10 years, the growth rate of earnings per share was 12.6%, mainly due to single-digit growth in 1992 and 1993. During the same 10 years, dividends per share increased at an average rate of 15.5%, including increases of 16.9% in 1992 and 15.4% in 1993.

Note: Earnings per share results exclude the one-time cumulative effect of SFAS 106 in 1993 and non-recurring charges of $1.55 per share in 1996. Reported earnings in 1996 were $.79 per share.

COMPOUND ANNUAL GROWTH:

                        4-year    10-year   17-year
                        -------   --------  --------
Earnings per share      14.1%     12.6%     15.5%
Dividends per share     15.2%     15.5%     15.4%


                          [GRAPH]

EARNINGS PER SHARE:

Year:         1993      1994      1995      1996      1997
              $1.58     $1.81     $2.06     $2.34     $2.68
Percent
Increase:     5.3%      14.6%     13.8%     13.6%     14.5%


                          [GRAPH]

DIVIDENDS PER SHARE:

Year:         1993      1994      1995      1996      1997
              $.60      $.695     $.8025    $.92      $1.055
Percent
Increase:     15.4%     15.8%     15.5%     14.6%     14.7%

Over the last 5 years, dividends have averaged 33.7% of cash earnings

-------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  5

ConAgra at a Glance
-------------------------------------------------------------------------------

DIVERSIFICATION ACROSS THE FOOD CHAIN provides limitless opportunities for growth. It also creates a built-in balance that helps ConAgra people achieve premium results year after year.

[PHOTO: young girl with Inland Valley Fries-To-Go]
-------------------------------------------------------------------------------
6  ConAgra, Inc.  1997 Annual Report

[PHOTOS: farmland, barges, spices, flour]

*   Crop protection chemicals, fertilizer & seed distribution
*   Worldwide commodity distribution & merchandising, other commodity services
*   Flour, oat & dry corn milling; barley malting
*   Natural spices, seasonings, flavors & spray-dried food ingredients

[PHOTOS: Submarine sandwich, Butterball Turkey Burgers, Country Pride Fresh Chicken, Meat & vegetables on skewers, Shrimp on a fork]

*   Beef & pork products
*   Branded chicken & turkey products
*   Branded processed meats & cheeses
*   Seafood products

[PHOTOS: Plate of french fries, Chef's package, Hunt's Choice Cut, Wesson Canola Oil, Healthy Choice Frozen dinner, Banquet frozen dinner]

*   Processed potato products
*   Private label consumer products
*   Branded shelf-stable foods
*   Branded frozen foods

-------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  7

[PHOTO/Van Camp's Old Fashioned Baked Beans]

OLD FASHIONED BAKED BEANS (AVAILABLE IN FOUR FLAVORS) IS VAN CAMP'S NEW ENTRY INTO THE BAKED BEANS CATEGORY, WHICH HAS SEEN GOOD GROWTH IN SALES DURING THE PAST TWO YEARS. VAN CAMP'S HAS BEEN A LEADING BEAN BRAND FOR 136 YEARS.

ConAgra has 21 food brands that each chalk up annual retail sales of more than $100 million.

[PHOTO/Hebrew National Beef Franks]

HEBREW NATIONAL'S POPULAR COMMERCIALS SAY ITS KOSHER PRODUCTS "ANSWER TO A HIGHER AUTHORITY." HEBREW NATIONAL IS THE AUTHORITY ON ALL-BEEF KOSHER FRANKS, A CONSUMER FAVORITE FOR THEIR PREMIUM QUALITY AND GREAT SPICY TASTE.

-------------------------------------------------------------------------------
8  ConAgra, Inc.  1997 Annual Report

[PHOTO/young girl & mother with Banquet Honey BBQ chicken skinless drumstick -- and package photo]

BANQUET HONEY BBQ SKINLESS FRIED CHICKEN HAS ALL THE GREAT FLAVOR OF REGULAR BANQUET FRIED CHICKEN, BUT WITH 25 PERCENT LESS FAT. AND IT COMES WITH A TANGY HONEY BARBECUE COATING.

[PHOTO/Butterball Spiral Sliced Smoked Breast of Turkey]

AMERICA'S FAVORITE BRAND OF TURKEY IS MORE CONVENIENT THAN EVER. THE NEW BUTTERBALL SPIRAL SLICED BREAST OF TURKEY IS FULLY COOKED TO A DELICIOUSLY SMOKED FLAVOR, ALWAYS TENDER AND JUICY. IN SECONDS YOU CAN ADD BUTTERBALL'S SPECIAL HONEY GLAZE FOR A TASTE EVERYONE WILL LOVE. BUTTERBALL SPIRAL SLICED BREAST OF TURKEY IS MADE FROM 100 PERCENT BUTTERBALL BONELESS TURKEY BREAST WITH ONLY 2 GRAMS OF FAT PER SERVING.

-------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  9

[PHOTO/big popcorn kernels and 4 product photos: Healthy Choice Popcorn, Act II Caramel Fat Free Popcorn, Orville Redenbacher's Popcorn Cakes & Hotpop international popcorn]

POPCORN IS A CONSUMER FAVORITE AROUND THE WORLD, AND CONAGRA IS TAKING POPCORN SNACKING TO NEW LEVELS OF VARIETY AND CONVENIENCE: ACT II 97% FAT FREE CARAMEL POPCORN, GREAT-TASTING SNACKS LIKE THE NEW ORVILLE REDENBACHER'S 100% POPCORN CAKES, PREMIUM HEALTHY CHOICE MICROWAVE POPCORN, AND HOTPOP MICROWAVE POPCORN (A LEADING INTERNATIONAL BRAND).

-------------------------------------------------------------------------------
10  ConAgra, Inc.  1997 Annual Report

[PHOTO: Healthy Choice Ice Cream in dish; 4 small photos: Healthy Choice ice cream cartons, Healthy Choice Hearty Handfuls, Healthy Choice lunch meat, Healthy Choice soup]

WITH MORE THAN 300 ITEMS IN ITS DISTINCTIVE GREEN LINE, HEALTHY CHOICE IS ONE OF THE FOOD INDUSTRY'S SHINING SUCCESS STORIES. CONSUMER RESPONSE TO HEALTHY CHOICE PRODUCTS' GREAT TASTE AND GOOD NUTRITION HAS RESULTED IN ANNUAL RETAIL SALES OF ABOUT $1.5 BILLION.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  11

[PHOTO/Reddi-Wip and bowl of strawberries]

ONE OF EVERY TWO CANS OF AEROSOL TOPPING CONSUMED IN THE U.S. EACH YEAR IS A REDDI-WIP BRAND. INTRODUCED IN ST. LOUIS IN 1948 AND ORIGINALLY SOLD DOOR-TO-DOOR BY MILKMEN, REDDI-WIP IS NOW AVAILABLE IN ORIGINAL, DELUXE, NON-DAIRY AND FAT FREE VARIETIES.

[PHOTO/Hunt's Snack Pack Pudding]

HUNT'S SNACK PACK PUDDINGS -- IN 17 VARIETIES -- ARE THE TREATS KIDS (AND MORE THAN A FEW ADULTS) HAVE ENJOYED FOR NEARLY 30 YEARS. SNACK PACK IS AMERICA'S FIRST AND FAVORITE READY-TO-EAT PUDDING.

[PHOTO/boy eating peanut butter & jelly sandwich, Peter pan peanut butter, Knott's Boysenberry Preserves]

KNOTT'S BERRY FARM HAS DELIGHTED GENERATIONS OF CONSUMERS BY GIVING THEM THE FINEST FRUIT INGREDIENTS, DELICIOUS TASTE AND AN APPEALING RANGE OF FLAVORS. CREAMY GOODNESS SINCE 1920 MAKES PETER PAN PEANUT BUTTER "THE SIMPLE PLEASURE YOU NEVER OUTGROW."

-------------------------------------------------------------------------------
12  ConAgra, Inc.  1997 Annual Report

[PHOTO/"convenience" products -- Armour Stir Fry, Butterball Chicken Requests, Mediterania pasta sauce, Cook's Time Cutters]

CONSUMERS WANT QUICK AND CONVENIENT MEAL SOLUTIONS, AND CONAGRA COMPANIES ARE RESPONDING. MEALS IN MINUTES ARE A SNAP WITH PRODUCTS LIKE ARMOUR STIR FRY PORK PRODUCTS, BUTTERBALL CHICKEN REQUESTS, MEDITERANIA PREMIUM PASTA SAUCES, AND COOK'S TIME CUTTERS (READY-TO-EAT FAMILY-SIZE PORK AND TURKEY ENTREES).

[PHOTO/waitress; restaurant scene]

For the ultimate in convenience, consumers are eating out in record numbers. ConAgra companies are major providers of products to foodservice customers in the U.S. and a number of other nations.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  13

[PHOTO:  GROCERY BAG LABELED "GROCERY & DIVERSIFIED PRODUCTS -- BAG
CONTAINS PRODUCTS SUCH AS: LA CHOY 2 RESTAURANT STYLE EGG ROLLS, KID CUISINE FROZEN DINNER; HEALTHY CHOICE SUPREME FRENCH BREAD PIZZA, WESSON OIL; HUNT'S JUICY GELS AND HUNT'S CLASSIC ITALIAN SPAGHETTI SAUCE.]

-------------------------------------------------------------------------------
14  ConAgra, Inc.  1997 Annual Report

Grocery & Diversified Products operating profit increased nearly 16 percent. The potato products, shelf-stable consumer products, consumer frozen foods and microwave products businesses all contributed significantly to the operating profit growth. Seafood operating profit increased nicely. Good unit volume growth and acquisitions contributed to the nearly eight-percent segment sales increase.

                    [PIE CHART]              [PIE CHART]
                   Segment Sales           Operating Profit
                   (In millions)            (In millions)

                   1997      $5,334.3       1997      $810.3
                   1996      $4,947.3       1996*     $701.0
                   % Change      +7.8%      % Change   +15.6%

                     Slice of 22.2%           Slice of 52.6%

*Fiscal 1996 segment operating profit excludes certain non-recurring charges. See Note 2 on page 49.

-------------------------------------------------------------------------------

GROCERY PRODUCTS

ConAgra Grocery Products Companies include our branded consumer food companies that produce and market shelf-stable and frozen foods. These products are sold through retail stores and to foodservice markets, mass merchandisers, club stores and military markets.

    Major shelf-stable brands and products are Hunt's and Healthy Choice tomato-based products, Wesson cooking and salad oils, Healthy Choice soups, Orville Redenbacher's and Act II popcorn products, Peter Pan peanut butter, Van Camp's bean products, Manwich sauces, Snack Pack puddings, Swiss Miss puddings and cocoa mixes, Knott's Berry Farm fruit products, Chun King and La Choy Oriental products, Rosarita and Gebhardt Mexican products, and Wolf Brand chili.

    Major frozen food brands are Healthy Choice, Banquet, Marie Callender's, Kid Cuisine, Butterball, Morton, Patio, Chun King and La Choy. Our frozen food products include dinners and entrees, kids' meals, fried chicken, boneless chicken products, pot pies, fruit cobblers, hand-held sandwiches, french bread pizza and ice cream.

    ConAgra Grocery Products Companies in total had another good year, with earnings over plan and significantly higher than in fiscal 1996.

    During fiscal 1997, these companies continued to enhance their infrastructure to support improved sales, information systems, manufacturing and logistics management as they move toward their goal of across-the-board best industry practices to produce premium results. Benefits of a new frozen food direct sales force, for example, were evident in fiscal 1997 in volume growth and the success of new product launches. A reorganization of the shelf-stable foods sales force will be completed in fiscal 1998 as part of a far-reaching customer leadership initiative.

    The Hunt-Wesson businesses -- Hunt Foods (which includes Hunt's, Healthy Choice, Van Camp's, Wolf Brand, La Choy, Chun King, Rosarita and Gebhardt products), Orville Redenbacher/Swiss Miss Foods Company and Wesson/Peter Pan Foods Company (which includes Wesson, Peter Pan and Knott's Berry Farm products) in total had another record year, in spite of flat-to-down sales in the major categories in which Hunt-Wesson competes. Hunt-Wesson's unit volumes were up modestly, a noteworthy achievement in the industry environment. Fiscal 1997 Hunt-Wesson sales were about $2.3 billion.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  15

[PHOTO/Chun King Chicken Chow Mein and La Choy Soy Sauce]

    Hunt-Wesson's biggest business, Hunt Foods Company, had a good year in its base Hunt's business. Tomato-based products performed exceptionally well, led by Healthy Choice and Hunt's spaghetti sauces and Hunt's barbecue sauce. Hunt Foods continued to reduce costs by streamlining operations and consolidating production.

"OUR GOAL IS TO BE THE UNDISPUTED LEADER IN PROVIDING CONSUMERS WITH BRANDED FOOD PRODUCTS THAT MEET THEIR NEEDS FOR TASTE, CONVENIENCE AND NUTRITION. WE'RE GETTING CLOSER TO THAT GOAL EVERY YEAR."

                             DAVE GUSTIN
                             PRESIDENT & CHIEF OPERATING OFFICER
                             CONAGRA GROCERY PRODUCTS COMPANIES

                             [PHOTO OF DAVE GUSTIN]


    New products introduced by Hunt Foods include Mediterania, a five-item line of Mediterranean-flavored premium pasta sauces; three flavors of Healthy Choice Mediterranean pasta sauces, health-positioned sauces with popular Mediterranean flavors; and Van Camp's Baked Beans, thicker and richer baked beans in four innovative varieties.

    Hunt's ethnic businesses -- La Choy, Chun King, Rosarita and Gebhardt branded products -- declined in total from the previous year, due to weak volumes across the board.

    Healthy Choice regular soups did well, and two new cream soups, Cream of Chicken with Vegetables and Chicken Alfredo with Pasta, were introduced successfully. The introduction of Healthy Choice condensed soups was unsuccessful; the line of condensed soups will not be continued.

    The Wesson/Peter Pan business had an outstanding year, with earnings at a record level and substantially above the previous year. Both the oils and the peanut butter businesses benefited from supply chain efficiency enhancements during fiscal 1997. As the final step in Wesson's results-driven consolidation

-------------------------------------------------------------------------------
16  ConAgra, Inc.  1997 Annual Report
of edible oil production, a Georgia oil refinery will close in fiscal 1998. Wesson's earnings increased from the fiscal 1996 level.

    The Peter Pan peanut butter business gained volumes and achieved a major earnings increase during the year. The Knott's Berry Farms business -- jams, jellies and salad dressings -- gained volumes but earnings declined due to costs of expanding into new markets.

    Fiscal 1997 was an excellent year for the Orville Redenbacher's business, which exceeded plan and achieved record volumes and profit. Earnings increased dramatically from the prior year. Aggressive merchandising and effective marketing helped the microwave popcorn business achieve a

[PHOTO/Swiss Miss Pie Lover's & Chocolate Pudding]

strong performance. Orville Redenbacher's Popcorn Cakes, in test markets in fiscal 1996, began expanding distribution in fiscal 1997, and performance exceeded test-market results. These great-tasting snack foods are bringing new consumers to the "rice cake" category. Further expansion is planned in fiscal 1998.

    Earnings for the Snack Pack and Swiss Miss pudding business increased from the fiscal 1996 level. Intense competition and capacity constraints resulting from strong demand challenged the pudding business during the year. Additional capacity is planned, including a new plant under construction.

[PHOTO/Healthy Choice New Garlic Lovers Pasta Sauce]

Swiss Miss Pie Lover's Pudding was introduced late in fiscal 1997, and early results are encouraging.

    The weather-sensitive Swiss Miss cocoa business was hurt by a mild winter and increased competitive activity. Unit volumes and earnings declined.

    Hunt-Wesson's international business, which primarily markets branded products from the Hunt-Wesson group in Canada, exceeded plan and increased earnings from the prior year. Top international performers were popcorn products, tomato products, and puddings and gels. Products from the Hunt-Wesson group also did well in the special markets they serve, such as club stores and mass merchandisers.

    Golden Valley Microwave Foods is a leading marketer of microwave popcorn, specialty snacks and other convenient food products, which are sold internationally in mass-merchandising outlets, vending machines, and grocery, drug, club, convenience and video stores. Its principal consumer brands are Act II and Healthy Choice. Golden Valley's products include microwave popcorn, ready-to-eat popcorn,

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  17
popped corn cakes and frozen microwave french fries, pancakes and waffles.

    Golden Valley had an outstanding year, with earnings substantially over plan and the previous year. The year was highlighted by strong performances by Act II microwave popcorn and Golden Valley's Phoenix packaging operation. Results for Healthy Choice Popcorn, introduced in fiscal 1996, were good.

    Our frozen foods company, ConAgra Frozen Foods, is one of the largest frozen food businesses in the United States. Sales in fiscal 1997 were about $1.4 billion.

    Frozen food industry categories in our fiscal 1997 were generally flat to down, reflecting increased competition in convenient meal offerings for busy consumers. ConAgra Frozen Foods competed aggressively, however, beat the profit plan, and significantly topped last year's results.

    Unit volumes were up substantially, helped by incremental volume from 28 new products launched in fiscal 1997 by ConAgra Frozen Foods. Most of our frozen food brands improved their market positions in the categories in which they compete.

    Healthy Choice frozen products performed better than planned and somewhat above the fiscal 1996 level in spite of

[PHOTO/Healthy Choice Traditional Beef Tips frozen dinner]

[PHOTO/Banquet Fat Free Breast Patties]

expenses related to major brand-building initiatives in fiscal 1997. The entire Healthy Choice line was revitalized and relaunched during the year, with new packaging, enhanced formulations and eight new products, including the first pork product in the Healthy Choice line. The relaunch was complemented by a powerful advertising campaign that compares the nutrition of Healthy Choice frozen meals to other convenience food alternatives.

    The Banquet product line turned in a major earnings increase and beat its plan by a wide margin. Banquet benefited from new chicken, pot pie and dinner products. Banquet Fat Free Breast Patties and Tenders were introduced successfully during the year. And remarkably, Banquet Pot Pies, a product line more than 40 years old, achieved record volumes and earnings in fiscal 1997.

    A new line of Butterball chicken products, called Chicken Requests, was introduced in fiscal 1997. Chicken Requests are tender, juicy chicken breasts that are baked, not fried, in five delicious flavors of crispy coatings. These products bring, for

-------------------------------------------------------------------------------
18  ConAgra, Inc.  1997 Annual Report

[PHOTO/Marie Callender's Chicken Pot Pie]

the first time, the Butterball quality brand image to frozen prepared poultry, making it even easier for consumers to serve high-quality chicken dishes at mealtime.

    Marie Callender's also increased earnings and volumes in fiscal 1997. Marie Callender's products were introduced into several new markets during the year. Marie Callender's pot pies were reformulated to become microwaveable, with no loss in the high quality consumers expect from this brand. Early in fiscal 1998, a line of Marie Callender's entrees was introduced.

    ConAgra Frozen Foods' specialty brands -- Kid Cuisine, Chun King and La
Choy frozen products, and Patio -- had another record year, substantially beating plan and the prior year's record level. The largest contributor was Kid Cuisine, an increasingly popular product for our youngest consumers.

    We expect fiscal 1998 to be another good year for ConAgra Grocery Products Companies. These companies are aggressive competitors that get results because of their consumer and customer responsiveness, their innovative new products, their substantial sales and marketing investments, and their targeted capital investments to boost efficiencies and effectiveness.

DIVERSIFIED PRODUCTS

ConAgra Diversified Products Companies include Lamb-Weston, a multinational frozen potato products business; seafood businesses in the U.S. and France; meat businesses in Portugal and France; and a frozen microwave food business in the United Kingdom. At the beginning of fiscal 1997, Arrow Industries and the pet products business moved from the Diversified Products group and became part of ConAgra Trading and Processing Companies.

    Lamb-Weston is a leading processor of potato products, including french fries and an array of specialty frozen potato products, primarily for foodservice markets. Lamb-Weston supplies most of the leading restaurant chains and foodservice distributors in the U.S., Europe and Asia. The company also produces high-quality Inland Valley potato products for retail markets. Lamb-Weston's annual sales are about $1 billion.

    In fiscal 1997, Lamb-Weston had another good year, exceeding plan and fiscal 1996 earnings. The company benefited from increases in value-added product sales and favorable raw material costs in the U.S. Lower production costs resulting from major capital investment in its 10 U.S. plants also helped. Customer response to the "Stealth Fry" continued

[PHOTO/Lamb-Weston's Stealth Fries]

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  19

[PHOTO/Inland Valley Homestyle Mashed Potatoes]

to be excellent during the year. Lamb-Weston's Stealth Fry is a foodservice french fry product with a unique potato coating that gives it superior taste and texture and, importantly, a longer "hold time" (the amount of time a french fry stays at top quality after being cooked).

"WITH OPERATIONS IN NINE NATIONS AND EXPORT/IMPORT ACTIVITIES IN FAR MORE, OUR DIVERSIFIED BUSINESSES COUPLE INTERNATIONAL EXPERTISE AND EXPERIENCE WITH ENTREPRENEURIAL SPIRIT. WE ARE FLEXIBLE, WE ARE OPPORTUNISTIC AND WE ARE GROWING."

                             JIM WATKINS
                             PRESIDENT & CHIEF OPERATING OFFICER
                             CONAGRA DIVERSIFIED PRODUCTS COMPANIES

                             [PHOTO OF JIM WATKINS]

    Lamb-Weston's new Muncher appetizer line grew during fiscal 1997, as did volumes for the frozen Inland Valley potato products. Inland Valley improved its market position as a result of a consumer sampling and couponing program that allows consumers to taste these superior products before purchasing them.

    During fiscal 1997, Lamb-Weston consolidated production in Holland from two plants to one, a plant that is one of the largest and most efficient potato plants in Europe. Results in Europe improved significantly. Lamb-Weston's joint ventures in Turkey and India struggled during fiscal 1997, but we believe they are important to our international strategy. Both illustrate Lamb-Weston's goal to be the preferred frozen potato products supplier for its customers around the world.

    In fiscal 1998, Lamb-Weston plans continued emphasis on the development and marketing of innovative foodservice and retail potato products, and on international growth to serve its foodservice customers. We expect another good year, but earnings probably won't match fiscal 1997's results; uncertainties

-------------------------------------------------------------------------------
20  ConAgra, Inc.  1997 Annual Report
include raw material costs and the impact of new Canadian processing capacity and Canadian products entering the U.S. marketplace.

    ConAgra's seafood businesses market a wide variety of seafood products.
They include ConAgra Shrimp Companies, O'Donnell-Usen, Meridian Products and the Gelazur seafood distribution joint venture in France. Total seafood sales, excluding joint ventures, were about $340 million in fiscal 1997.

    Our seafood businesses were challenged by continued volatility in raw materials availability and pricing. Our

[PHOTO/Singleton Breaded Butterfly Shrimp; Healthy Choice Halibut Steaks]

seafood trading businesses actually benefited somewhat from the volatility, but it caused problems for our processing businesses. Seafood results overall were better in fiscal 1997 than in fiscal 1996.

    During fiscal 1997, ConAgra Shrimp Companies, our largest seafood business, acquired certain assets of the Florida Sea, Inc. seafood operation and began operating Florida Sea as a separate sales entity. Production of Florida Sea products was integrated successfully at ConAgra Shrimp's Tampa, Florida, processing facility. ConAgra Shrimp's earnings increased significantly in fiscal 1997, partially due to the Florida Sea acquisition.

[PHOTO/Damatta, Izidoro & Banquet products]

    Meridian Products, acquired in the second half of fiscal 1996, is a worldwide trader of a wide variety of seafood. Meridian was profitable in its first full year with ConAgra.

    Early in fiscal 1998, O'Donnell-Usen began the introduction of Healthy Choice Premium Seafood in several U.S. markets. Healthy Choice Premium Seafood products are premium-quality, fresh-tasting frozen seafood that can be easily and quickly prepared in microwave or conventional ovens. The line consists of eight varieties from swordfish steaks to scallops. O'Donnell-Usen plans to expand distribution of these products during fiscal 1998.

    ConAgra Foods Limited, our frozen food business in the U.K., had a difficult year. Earnings declined, but this business has been reorganized, and we are working toward improvement. A microwave popcorn business, which began operating in the U.K. in fiscal 1996, was integrated successfully into ConAgra Foods Limited during fiscal 1997, and popcorn sales in Europe increased significantly. Results in Euromeats, our meat businesses in Portugal and France, improved in fiscal 1997, and these businesses achieved their profit plan.

    ConAgra Diversified Products Companies as a group increased earnings in fiscal 1997 mainly due to Lamb-Weston's higher earnings. We expect earnings to be down somewhat in fiscal 1998, again due to Lamb-Weston's size and impact, but we are working on improvements in the smaller businesses in this group.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  21

[PHOTO: refrigerated food section in a grocery store with sign above captioned REFRIGERATED FOODS, containing all ConAgra refrigerated meat products (Butterball, Decker, Country Pride, Heatlhy Choice, County Line, Swift Premium, Webber Farms, Armour, Monfort Gold, Hebrew National, Cook's, Ekrich) labeled:
Refrigerated Foods]

-------------------------------------------------------------------------------
22  ConAgra, Inc.  1997 Annual Report

Refrigerated Foods operating profit decreased nearly two percent, primarily due to declines in the chicken products and turkey products businesses, negatively impacted by high feed ingredient costs. The branded processed meats business, the segment's largest profit contributor, increased earnings. Operating profit increased in the U.S. and Australia beef businesses, but industry conditions drove operating profit declines in the pork and cheese products businesses. Segment sales decreased nearly two percent mainly due to beef and poultry restructuring initiatives designed to improve efficiency and benefit future earnings. The effect on sales of restructuring and dispositions, net of acquisitions, was about a $950 million decrease.

                            [PIE CHART]            [PIE CHART]

                           Segment Sales         Operating Profit
                           (In millions)          (In millions)

                        1997      $12,740.2      1997      $379.8
                        1996      $12,989.0      1996*     $387.0
                        % Change       -1.9%     % Change    -1.9%

                          Slice of 53.1%           Slice of 24.6%

*Fiscal 1996 segment operating profit excludes certain non-recurring charges. See Note 2 on page 49.

-------------------------------------------------------------------------------

ConAgra Refrigerated Foods Companies include our companies that produce and market branded processed meats, deli meats, beef and pork products, chicken and turkey products, and cheese products. ConAgra Refrigerated Foods as a whole is one of the largest refrigerated protein foods businesses in the world.

    These businesses compete internationally, some as exporters and some with operations outside the U.S. Branded products generate more than half the profits in this segment, and our branded protein presence is growing. Today, ten Refrigerated Foods brands each exceed more than $100 million annually in retail sales.

    Major capital projects highlighted fiscal 1997 in the Refrigerated Foods group, led by the opening of a new, state-of-the-art processed meats plant in Junction City, Kansas, and a new hides processing facility in Dumas, Texas. Monfort's sophisticated new box-handling system became fully operational, and efficient new chill capacity went onstream in our beef plants. Our Australia beef company significantly expanded its Dinmore, Queensland, operation, and ConAgra Poultry Company invested substantially in its Farmerville, Louisiana, plant to add cooking capacity. Coupled with the positive benefits of the major restructuring announced in May 1996, these capital projects give us a far more productive asset base across the Refrigerated Foods group.

    Our processed meat brands include Butterball, Healthy Choice, Eckrich, Swift Premium, Armour, Cook's, Hebrew National, Decker, Longmont, Brown 'N Serve, Golden Star, Webber's and National Deli. Products include hot dogs, bacon, hams, sausages, cold cuts, turkey products and kosher products. Processed meat sales exceed $2 billion annually.

    New processed meat products introduced in fiscal 1997 include Healthy Choice Tomato Basil Smoked Sausage, Eckrich Fat Free and Three Pepper Smoked Sausages, Swift Premium Brown 'N Serve Veggie Breakfast Links and Patties (our first vegetarian sausage products), a line of Lunch Maker varieties with tortillas and Hebrew National 97% Fat Free Franks.

    Overall processed meat operating results improved in fiscal 1997, led by good performances by Butterball, National Foods, deli meats, Cook's and Armour. The National Foods kosher processed meats business improved substantially and increased earnings dramatically from the fiscal 1996 level. Further improvements in processed meat earnings are expected in fiscal 1998.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  23

[PHOTO/Deli thin lunch meats: Butterball Fat Free Oven Roasted Turkey Breast, Hebrew National and Lunch Makers Tortillas]

    The Cook's ham business had an excellent year, beating its profit plan and its fiscal 1996 earnings. In response to consumer demand for more convenient products, Cook's introduced during the year a line of ready-to-eat pork and turkey entrees called Cook's Time Cutters.

"OUR REFRIGERATED FOODS COMPANIES AS A GROUP ARE A GLOBAL PROTEIN POWERHOUSE. WE ARE HARNESSING THAT PROTEIN POWER, WORKING TO BE THE BEST AT MEETING OUR CUSTOMERS' NEEDS AND PROVIDING THE PROTEIN PRODUCTS CONSUMERS WANT."

                             LEE LOCHMANN
                             PRESIDENT & CHIEF OPERATING OFFICER
                             CONAGRA REFRIGERATED FOODS COMPANIES

                             [PHOTO OF LEE LOCHMANN]

    ConAgra's fresh meat businesses produce and market beef, pork and lamb products for customers in domestic and international markets.

    Annual sales of ConAgra's U.S.-based fresh meat companies are near $7 billion. In addition to the U.S.-based meat businesses, ConAgra's Australia Meat Holdings Pty Ltd. (AMH) is a major Australian beef processor and exporter headquartered in Brisbane. During fiscal 1997, ConAgra bought the remaining nine percent of AMH and now owns 100 percent of the company. AMH's annual sales exceed $900 million.

    The beef businesses performed well in fiscal 1997, and earnings for our U.S. beef operations in total increased significantly from the fiscal 1996 level. The cattle feeding business, in its first full year as a joint venture with ConAgra Trading and Processing Companies, had an excellent year, increasing earnings dramatically and beating the profit plan in spite of high feed ingredient prices. The combination of Refrigerated Foods' beef expertise with the Trading and Processing group's

-------------------------------------------------------------------------------
24  ConAgra, Inc.  1997 Annual Report

[PHOTO: cooked steak slice]

expertise in grain and hedging is adding significant value to our cattle feeding operations.

    AMH achieved a major turnaround in fiscal 1997. Beef demand strengthened for Australian markets, herds began to rebuild and AMH significantly reduced its operating costs. We expect continued improvement as the expanded Dinmore plant further increases AMH's cost efficiencies, herds continue to rebuild and Asian demand for beef keeps growing.

    Swift & Company, our fresh pork business, continued to outperform the rest of the pork industry, managing exceptionally well in an environment of tight hog supplies and high-priced raw materials. Earnings in the pork business were below the fiscal 1996 level, but satisfactory in view of industry conditions. Swift began to benefit late in the year from increased export opportunities to Japan after Taiwanese pork exports were suspended because of a hoof-and-mouth disease epidemic. Swift is a leading exporter of U.S. pork to Japanese markets.

    Swift continued to focus on adding value to its products, responding to consumer demands and increasing operating efficiencies. Swift expanded distribution of its innovative line of Armour brand seasoned fresh pork products during the year, helped by a cooperative sales effort with our processed meat company.

    In fiscal 1998, we expect U.S. beef industry conditions to be challenging as cattle supplies are expected to decrease over the period. Operating and infrastructure improvements in our businesses, however, should result in higher earnings. We expect pork industry conditions to improve later in fiscal 1998 as hog production increases, and we're confident Swift & Company will again be a top performer in the U.S. pork industry. We expect increased pork earnings.

[PHOTO/Armour Seasoned Pork Roast]

    Beatrice Cheese Company is a producer and marketer of cheese products and dessert toppings. Annual sales exceed $950 million. Branded products include Healthy Choice fat-free cheese, Treasure Cave blue cheese, County Line natural cheeses, Pauly cheeses for foodservice markets and Reddi-Wip dessert toppings.

    Fiscal 1997 was a difficult year for the cheese industry, with pricing for barrel cheese -- raw material for processed cheese -- declining sharply and negatively impacting some product prices. Beatrice Cheese's earnings declined. The company continued to make progress, however, in increasing the

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  25

[PHOTO/Cheeses: County Line, Healthy Choice Fat Free Sharp Cheddar Singles and Treasure Cave Crumbled Blue Cheese]

proportion of value-added offerings in its product mix. A manufacturing realignment early in fiscal 1998 will reduce costs and allow Beatrice Cheese to further increase its investment in product development and brand marketing. We expect an earnings increase in fiscal 1998.

    Our poultry businesses are leading producers and marketers of chicken and turkey products for retail, foodservice and export markets. Principal poultry brands are Butterball, Country Pride, Country Skillet and To-Ricos.

[PHOTO/Butterball Fresh Young Turkey]

    Our chicken products company had fiscal 1997 sales of about $1.5 billion. Our turkey products company had sales of about $370 million. Our broiler chicken production volume for the year was about 1.2 billion dressed pounds. More than 400 million pounds of turkey products were sold. These turkey products sales and volume numbers exclude significant intercompany sales.

    U.S. per capita consumption of chicken products continued on its long-term growth trend in fiscal 1997, and broiler export demand increased significantly. Industry broiler production increased modestly.

[PHOTO/Butterball and Country Pride Fresh Chicken]

    Both our chicken and turkey businesses, ConAgra Poultry Company and Butterball Turkey Company, were hurt by high grain prices in fiscal 1997. The chicken business was restructured during the year, and related significant investments increased costs in the short term but positioned the company well for the future. Chicken prices increased some

-------------------------------------------------------------------------------
26  ConAgra, Inc.  1997 Annual Report
during the year, but not enough to offset higher costs. Soft export markets early in the year didn't help. In the turkey business, prices were flat to down, and the high feed ingredient costs pressured margins all year. Earnings in both of our poultry businesses declined in fiscal 1997. Feed ingredients costs, however, had moderated as fiscal 1998 began, and we expect better results.

    Early in fiscal 1997, ConAgra Poultry Company acquired certain assets of Texas Smokehouse Foods, Inc. Now called Texas Signature Foods, this company produces high-quality smoked, batter-breaded and marinated meat and poultry products sold mainly through foodservice channels. We took advantage during the year of Texas Signature Foods' manufacturing capabilities and our processed meat company's sales and marketing expertise by introducing retail barbecue products sold under three of our brands.

    The Refrigerated Foods Companies continue to work together to leverage their strengths and expand their opportunities. We completed the consolidation of international

[PHOTO: Man holding a cheeseburger]

and export sales and marketing for refrigerated products and opened offices in Moscow and Taipei during fiscal 1997. Offices will open in fiscal 1998 in Beijing, Mexico City and Rio de Janeiro.

[PHOTO/Texas BBQ:  Barbeque Chicken and Hickory Smoked Beef Baby Back Ribs]

    We formed a national foodservice sales organization to bring a total Refrigerated Foods focus to our powerful foodservice base, now approaching $3 billion in sales. We also are increasing resources devoted to customizing products for our foodservice customers.

    Our beef and poultry transportation companies were sold during fiscal 1997, and we began outsourcing transportation for all of Refrigerated Foods. An innovative new core carrier program across our protein companies, coupled with upgraded information systems, will enable us to ensure our customers accurate shipments and on-time deliveries. We've already achieved substantial annual savings and expect to save even more in fiscal 1998.

    Our Refrigerated Foods businesses are well-positioned for growth and significant operating improvement. We expect a substantial increase in earnings in fiscal 1998.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  27

[PHOTO/Feed sacks labeled:  ConAgra (logo) FOOD INPUTS & INGREDIENTS]

-------------------------------------------------------------------------------
28  ConAgra, Inc.  1997 Annual Report

    Though Food Inputs & Ingredients operating profit was flat, segment net earnings increased significantly due to much higher equity in earnings from malt and other businesses. (The malt business was wholly owned in fiscal 1996 and a 50-50 joint venture in fiscal 1997.) The flour milling and specialty food ingredients businesses, helped by a specialty food acquisition, substantially increased operating profit. Operating profit was up slightly in the crop inputs business and up in the specialty retailing business and European processing operations. Operating profit declined in the grain merchandising, specialty grain, feed ingredient merchandising and international fertilizer businesses. Total sales were down slightly as business dispositions and restructuring initiatives, net of acquisitions, reduced sales about $240 million.

                         [PIE CHART]                  [PIE CHART]

                        Segment Sales               Operating Profit
                        (In millions)                (In millions)

                      1997      $5,927.6            1997      $352.1
                      1996      $5,963.0            1996*     $352.3
                      % Change       -.6%           % Change     -.1%

                        Slice of 24.7%                Slice of 22.8%

*Fiscal 1996 segment operating profit excludes certain non-recurring charges. See Note 2 on page 49.

-------------------------------------------------------------------------------

INPUTS

ConAgra Agri-Products Companies' major businesses in fiscal year 1997 included United Agri Products, a multinational leader in the distribution of agricultural inputs -- crop protection chemicals, fertilizers and seeds; Country General Stores; and a group of joint ventures with DuPont. Early in fiscal 1998, Country General Stores was sold.

CROP PROTECTION CHEMICALS, FERTILIZER PRODUCTS AND SEEDS

United Agri Products (UAP) is a leading distributor of crop protection chemicals, fertilizer products and seeds in the United States, Canada, Mexico, the United Kingdom and Chile. UAP distributes a broad line of branded pesticides, fertilizers and seeds; formulates and distributes its own products under the Clean Crop label; and operates Cropmate retail outlets in the midwestern and southern U.S. Annual sales exceed $2.6 billion.

    UAP is moving aggressively into new markets around the world, strengthening its distribution base in existing markets and improving its product mix to meet the changing needs of its customers.

    During fiscal 1997, UAP grew its crop input business both domestically and internationally, led by strong growth in Canada and Mexico and the acquisition of Willmot Pertwee assets in the U.K.

    Acquired in the first quarter of fiscal 1997, Willmot Pertwee is a full-service distributor of agricultural inputs in the U.K. The combination of Willmot Pertwee and UAP's existing business gave UAP a leadership position in U.K. crop input distribution.

    Late in the fiscal year, UAP formed a joint venture company with Zeneca Agrochemicals in the Cape region of South Africa. The new company establishes a base for UAP growth on the African continent.

    UAP continues to be a leader in responsible environmental stewardship. The company is a national leader in the recycling and reuse of empty crop protection chemical containers, and runs an extensive program to educate customers and businesses on the environmentally sensitive use of agricultural chemicals. In fiscal 1997, UAP and five other companies joined with the U.S. Department of Agriculture in an innovative initiative to encourage farmers to install strategically located conservation buffers, strips of land maintained in permanent vegetation and designed to intercept pollutants. In the U.K., the Willmot Pertwee Conservation Trust works with schools to promote knowledge and appreciation of conservation.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  29

[PHOTO/chemicals:  Stefes, Nortrace and Li-700]

    The U.S. crop protection chemical industry had a reasonably good year in our fiscal 1997, with dollar volumes increasing slightly more than inflation (not including volume growth due simply to increased acres). UAP outperformed the industry.

    In fact, UAP achieved its fourteenth consecutive year of record sales and earnings. The company was challenged by unfavorable weather conditions in some areas and varying insect levels, but UAP's geographic diversity paid off again.

    UAP's product mix improvement also contributed to its good results. UAP works closely with its basic suppliers to offer the best product mix for serving growers' needs.

    During fiscal 1997, UAP and ConAgra Grain Companies began combining their efforts in a number of U.S. locations to create convenient retail centers that sell agricultural inputs to farmers and buy grain from farmers. The cooperative venture is working well, and more joint locations are planned, including four facilities being built in Canada by ConAgra Grain.

    UAP is a leader in the distribution of new biotechnology products, principally seeds. And in some cases, the crop protection chemicals distributed by UAP have broader application due to biotechnology developments. As biotechnology creates new opportunities to improve foods and farming, UAP and ConAgra are uniquely positioned to participate. As a distributor of new products, UAP is the connection between the manufacturer and the grower. As part of ConAgra, UAP identifies new applications for biotechnology in the food industry and provides links to other ConAgra companies, which can capitalize on the application potential for consumers.

"OUR FUNDAMENTAL STRENGTHS ARE OUR STRONG RELATIONSHIPS WITH GROWERS AND RETAILERS ON FOUR CONTINENTS AND OUR FLEXIBILITY. WE CONTINUE TO DIVERSIFY OUR PRODUCT MIX TO MEET GROWERS' NEEDS, WE ARE GROWING AND PROSPERING
INTERNATIONALLY, AND WE ARE AGGRESSIVELY SEIZING THE OPPORTUNITIES CREATED BY NEW BIOTECHNOLOGY PRODUCTS."

                             FLOYD MCKINNERNEY
                             PRESIDENT & CHIEF OPERATING OFFICER
                             CONAGRA AGRI-PRODUCTS COMPANIES

                             [PHOTO OF FLOYD MCKINNERNEY]

-------------------------------------------------------------------------------
30  ConAgra, Inc.  1997 Annual Report

    In our fiscal 1998, planted acres in the U.S. are expected to increase again. UAP plans domestic and international growth and continued product mix improvements. We expect another year of increased earnings.

SPECIALTY RETAILING AND JOINT VENTURES

ConAgra's specialty retailing business in fiscal 1997 included 114 Country General Stores, which carry merchandise targeted for country living. One new store opened during the year, three expanded and 11 closed.

    Specialty retailing earnings increased strongly, thanks to across-the-board improvement in merchandising, marketing, store replenishment, expense control and distribution. Same-store sales were up modestly.

    Early in fiscal 1998, Country General Stores were sold to Central Tractor Farm & Country. The sale was consistent with our announced commitment to divest non-core businesses and focus capital and management energy on our core businesses.

    ConAgra Agri-Products and DuPont have a group of joint ventures, about a dozen developmental businesses. These businesses develop and market innovative and environmentally friendly products for agricultural and industrial markets. As a group, these businesses were profitable in fiscal 1998.

FOOD INGREDIENTS

ConAgra Trading and Processing Companies are involved primarily in processing, distribution and trading of ingredients for food products and meat and poultry production. Most of these businesses are international in nature and are aggressively expanding their products and services for international customers. ConAgra Trading and Processing Companies serve customers from more than 350 locations in 19 countries.

    Major trading and processing businesses include flour milling in the U.S. and Puerto Rico; worldwide grain merchandising; specialty food ingredient manufacturing in the U.S. and Chile; international commodity management and commodity services businesses; worldwide barley malting and international processing and merchandising of pulses -- dry edible beans, peas and lentils.

    Other businesses include international fertilizer trading, soybean crushing in Argentina, European commodity trading, multinational oat milling and dry corn milling businesses, tortilla manufacturing in the U.S., multinational animal feed production and marketing businesses, a private label consumer products business in the U.S. and a pet products business in the U.S.

[PHOTO/Loaf of Healthy Choice Wheat Berry Bread]

    ConAgra Flour Milling Company is a longtime leader in the U.S. flour milling industry, with 24 mills in 14 states. ConAgra also jointly owns two U.S. flour mills. Annual flour volume, excluding the jointly owned mills, is about 6.5 billion pounds. Four Canadian mills that were jointly owned were sold during fiscal 1997.

    ConAgra Flour Milling had an outstanding year, with earnings well over plan and dramatically higher than in fiscal 1996. The business benefited from a fiscal 1996 restructuring and from favorable wheat market relationships. The flour milling team achieved strong results in spite of new industry capacity, intense competition and virtually no flour exports. U.S. per capita flour consumption increased modestly during our fiscal 1997.

    Industry conditions will remain challenging, but we expect the flour milling business to have another good year in fiscal 1998, although profits may not match the fiscal 1997 level.

    United Specialty Food Ingredients Companies manufactures and markets internationally a broad line of food

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  31

[PHOTO/Best Loaf Bread Mixes:  Pizza Crust Mix and Breakfast Bread]

ingredients -- flavorings, seasonings, blends and other specialty ingredients. In the first quarter of fiscal 1997, United Specialty Food Ingredients acquired certain assets of Gilroy Foods, a leading manufacturer of dehydrated garlic and onion products principally for industrial markets.

    United Specialty Food Ingredients had an outstanding year, with earnings above plan and well above the previous year. The Gilroy business made a major profit contribution in fiscal 1997, substantially exceeding our expectations. The J.M. Swank food ingredient distribution business had another good year and continued to expand geographically. We expect another strong performance from United Specialty Food Ingredients in fiscal 1998.

    ConAgra Grain Companies is a global grain merchandiser. ConAgra Grain had a good year and beat plan, but earnings were below fiscal 1996's record level. The decrease was due primarily to decreased exports resulting from lower-than-normal U.S. grain supplies in the first half of fiscal 1997. The U.S. grain industry was further challenged during the year by flooding that delayed interior grain movement and stalled river barge traffic. The ConAgra Grain team managed exceptionally well, however, and their results reflect their efforts.

    In Canada, ConAgra Grain is investing about $30 million to build three state-of-the-art inland grain terminals in Saskatchewan and one in Manitoba.
The new facilities will provide a market for about 40 million bushels of grain a year. Each facility will include a full-service United Agri Products retail center. The Saskatchewan facilities will open in fiscal 1998, and the Manitoba terminal will open in fiscal 1999.

    The malting business, a joint venture with South Africa-based Tiger Oats Limited, did well in the first half of the fiscal year, but was challenged in the second half when European barley and malt prices dropped and squeezed export margins. The U.S. and Canada sectors of the malting business performed

"EXPLOSIVE WORLD POPULATION GROWTH AND IMPROVING ECONOMIES ARE FUELING BURGEONING DEMAND FOR BASIC AND VALUE-ADDED FOOD AND FEED INGREDIENTS. WE ARE MOVING AGGRESSIVELY TO BE THE COMPANY IN THE BEST POSITION TO MEET THAT DEMAND OVER THE LONG TERM."

                             TOM MANUEL
                             PRESIDENT & CHIEF OPERATING OFFICER
                             CONAGRA TRADING AND PROCESSING COMPANIES

                             [PHOTO]

-------------------------------------------------------------------------------
32  ConAgra, Inc.  1997 Annual Report

[PHOTO/Mamacita's Home Style Flour Tortillas]

well all year, and we expect improved malt pricing in fiscal 1998 to benefit export results. Malt earnings in fiscal 1997 decreased primarily because the malting business became a joint venture at the end of fiscal 1996.

    Our commodity management and commodity services businesses, which include our feed ingredient merchandising, U.S. feed and energy services businesses, had an excellent year. Earnings for the group were near plan, but below fiscal 1996 because of last year's exceptional feed ingredient merchandising results.

    KBC Trading and Processing Company, formerly known as Klein-Berger Company, had a record year, with earnings significantly higher than the previous year. World demand for dry, edible beans continues to be strong. The combination of a good U.S. bean crop and a drought in Mexico strengthened U.S. bean exports, benefiting KBC. We expect KBC to have another good year in fiscal 1998, but earnings may not match fiscal 1997's record year.

    Earnings decreased for the international fertilizer trading business, as Asian demand declined and triggered worldwide oversupply and lower prices. Results for the Australian wool business improved; earnings decreased for the Argentine soybean crushing business and the European commodity trading businesses.

    Casa de Oro Foods is a manufacturer of wheat flour tortillas for foodservice and retail markets. Increased consumer demand for tortillas helped Casa de Oro turn in another good performance, with earnings over plan and the prior year. Earnings in the oat and corn milling businesses declined.

    Earnings increased for our feed businesses in Spain and Portugal. Our flour milling business in Puerto Rico increased earnings in fiscal 1997. A new, fully automated $20 million flour mill, expected to open late in calendar 1997, will improve the earnings outlook for our Puerto Rico business.

    Our private label consumer products business and our pet products business, reported in the Grocery & Diversified Products segment last year, are now reported in Food Inputs & Ingredients. Neither business did well in fiscal 1997. Initiatives are in place to improve results in both businesses.

    During fiscal 1997, ConAgra Trading and Processing Companies acquired a 50-percent interest in Verde Valle, S.A., a leading packager and distributor of grocery products in Mexico. Verde Valle gives us an important distribution link to supermarkets across Mexico. Results since the mid-year acquisition have met our expectations.

    During fiscal 1998, we plan to begin construction on a $170 million fully integrated soybean crushing, refining and packaging complex along the Ohio River in Indiana. The complex will mark ConAgra's entry into the U.S. soybean crushing industry. ConAgra today is one of the largest U.S. purchasers of soybean oil, used in many ConAgra products; one of the largest users of soybean meal for our animal feeds; and a merchandiser of soybeans. The complex will complete ConAgra's vertical integration in the soybean industry and thus offer important strategic and synergistic advantages. We expect it to open in calendar 1999.

    As a group, ConAgra's trading and processing businesses beat their profit plan and increased pretax earnings following strong fiscal 1996 results (despite the operating profit decrease caused by the malt joint-venture structure). The outlook for these businesses is good, and we expect a strong showing in fiscal 1998.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  33

PRINCIPAL CONAGRA LOCATIONS:

                                    [MAP]

ARGENTINA
    Food Inputs & Ingredients:
         barley malting
         edible beans processing
         soybean crushing

AUSTRALIA
    Refrigerated Foods:
         meat processing, distribution and merchandising
    Food Inputs & Ingredients:
         barley malting
         wool processing
         commodity merchandising

BELGIUM
    Grocery & Diversified Products:
         diversified products sales

BRAZIL
    Refrigerated Foods:
         meat sales and marketing

BULGARIA
    Food Inputs & Ingredients:
         fertilizer procurement

CANADA
    Grocery & Diversified Products:
         prepared foods processing and distribution
    Food Inputs & Ingredients:
         barley malting
         grain handling, merchandising and storage crop protection chemical distribution horticulture products distribution

CHILE
    Food Inputs & Ingredients:
         capsicum (chili peppers) manufacturing, distribution and merchandising edible beans processing and merchandising raisin processing crop protection chemical distribution fertilizer distribution


CHINA
    Refrigerated Foods:
         meat sales and marketing
    Food Inputs & Ingredients:
         barley malting
         fertilizer distribution
         edible beans merchandising

DENMARK
    Food Inputs & Ingredients:
         barley malting

FRANCE
    Grocery & Diversified Products:
         seafood products distribution
         meat products distribution
    Food Inputs & Ingredients:
         crop protection chemical distribution

GERMANY
    Food Inputs & Ingredients:
         corn processing
         commodity merchandising

INDIA
    Grocery & Diversified Products:
         potato products processing and distribution

JAPAN
    Grocery & Diversified Products:
         potato products distribution
    Refrigerated Foods:
         meat sales and marketing

KOREA
    Refrigerated Foods:
         meat sales and marketing

MALAYSIA
    Food Inputs & Ingredients:
         fertilizer distribution and procurement

MEXICO
    Grocery & Diversified Products:
         shelf-stable foods distribution
    Refrigerated Foods:
         meat sales and marketing
    Food Inputs & Ingredients:
         crop protection chemical distribution
         fertilizer distribution
         seed distribution

NETHERLANDS
    Grocery & Diversified Products:
         potato products processing and distribution

NEW ZEALAND
    Food Inputs & Ingredients:
         commodity merchandising

PHILIPPINES
    Grocery & Diversified Products:
         prepared foods distribution

PORTUGAL
    Grocery & Diversified Products:
         processed meats processing and distribution
    Food Inputs & Ingredients:
         animal feed processing
         poultry processing

PUERTO RICO
    Grocery & Diversified Products:
         frozen foods distribution
    Refrigerated Foods:
         meat sales and marketing
         poultry processing
    Food Inputs & Ingredients:
         flour milling
         corn milling
         animal feed manufacturing
RUSSIA
    Grocery & Diversified Products:
         popcorn processing and distribution
         potato products distribution
    Refrigerated Foods:
         meat sales and marketing

SINGAPORE
    Food Inputs & Ingredients:
         fertilizer distribution and procurement
         commodity merchandising

SOUTH AFRICA
    Food Inputs & Ingredients:
         crop protection chemical distribution
         grain merchandising

SPAIN
    Food Inputs & Ingredients:
         animal feed processing
         commodity merchandising

SWITZERLAND
    Food Inputs & Ingredients:
         edible beans merchandising

TAIWAN
    Refrigerated Foods:
         meat sales and marketing
    Food Inputs & Ingredients:
         crop protection chemical distribution

THAILAND
    Food Inputs & Ingredients:
         specialty product sourcing and distribution

TURKEY
    Grocery & Diversified Products:
         potato products processing and distribution

UNITED KINGDOM
    Grocery & Diversified Products:
         frozen foods processing and distribution popcorn processing and distribution
    Food Inputs & Ingredients:
         barley malting
         oat processing
         grain merchandising
         specialty vegetable ingredients distribution crop protection chemical distribution fertilizer distribution and procurement horticulture products distribution seed distribution

UNITED STATES
    Grocery & Diversified Products:
         shelf-stable and frozen foods processing and distribution Refrigerated Foods:
         meats and cheeses; processing and distribution
    Food Inputs & Ingredients:
         agricultural inputs and commodity distribution, merchandising and processing

URUGUAY
    Food Inputs & Ingredients:
         barley malting

Legend:
  ConAgra Industry Segments
   Grocery & Diversified Products
   Refrigerated Foods
   Food Input & Ingredients

-------------------------------------------------------------------------------
34  ConAgra, Inc.  1997 Annual Report

SALES & OPERATING PROFIT BY SEGMENT

                                                                      Fiscal Year
                                -------------------------------------------------------------------------------------------------
                                  1997                     1996                     1995                1994              1993
                                -------------------------------------------------------------------------------------------------
                                                 Including      Excluding
                                               Non-recurring  Non-recurring
Dollars in millions                               Charges        Charges
----------------------------------------------------------------------------------------------------------------------------------
GROCERY & DIVERSIFIED PRODUCTS
Sales                           $ 5,334.3      $ 4,947.3      $ 4,947.3           $ 4,517.4           $ 3,989.8         $ 3,841.1
    Percent of total                 22.2%          20.7%          20.7%               19.3%               17.3%             18.1%
Operating profit                    810.3          624.6          701.0               615.6               501.6             451.8
    Percent of total                 52.6%          63.2%          48.7%               47.6%               44.0%             43.0%

----------------------------------------------------------------------------------------------------------------------------------
REFRIGERATED FOODS

Sales                           $12,740.2      $12,989.0      $12,989.0           $13,503.3           $13,832.2         $12,420.7
    Percent of total                 53.1%          54.3%          54.3%               57.6%               59.9%             58.6%
Operating profit                    379.8          121.2          387.0               416.4               398.6             354.1
    Percent of total                 24.6%          12.3%          26.9%               32.2%               34.9%             33.7%

----------------------------------------------------------------------------------------------------------------------------------
FOOD INPUTS & INGREDIENTS

Sales                           $ 5,927.6      $ 5,963.0      $ 5,963.0           $ 5,405.1             5,273.8         $ 4,932.5
    Percent of total                 24.7%          25.0%          25.0%               23.1%               22.8%             23.3%
Operating profit                    352.1          241.7          352.3               261.0               240.3             245.1
    Percent of total                 22.8%          24.5%          24.4%               20.2%               21.1%             23.3%

----------------------------------------------------------------------------------------------------------------------------------
TOTAL

Sales                           $24,002.1      $23,899.3      $23,899.3           $23,425.8           $23,095.8         $21,194.3
Operating profit*                 1,542.2          987.5        1,440.3             1,293.0             1,140.5           1,051.0
Interest expense                    277.3          290.4          290.4               258.1               239.6             246.4
General corporate expense           178.6          219.0          164.0               137.6               107.3             101.5
Goodwill amortization                68.6           69.5           69.5                71.4                73.6              71.7
----------------------------------------------------------------------------------------------------------------------------------

Income before income taxes      $ 1,017.7      $   408.6      $   916.4           $   825.9           $   720.0         $   631.4


*Operating profit is profit before interest expense (except financial businesses), goodwill amortization, general corporate expense and income taxes.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  35

ELEVEN-YEAR RESULTS

                                                              For the Fiscal Years Ended May
----------------------------------------------------------------------------------------------------------------------------------
Dollars in millions except
per share amounts                  1997           1996           1995                1994                1993              1992
----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales*                      $24,002.1      $23,899.3      $23,425.8           $23,095.8           $21,194.3         $21,236.5
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle                       1,017.7          408.6**        825.9               720.0               631.4             587.7
After-tax income from
  continuing operations and
  before cumulative effect
  of change in accounting
  principle                         615.0          188.9**        495.6               437.1               391.5             372.4
Net income                          615.0          188.9**        495.6               437.1               270.3             372.4
Earnings per common and
  common equivalent share
  Continuing operations and
   before cumulative effect
   of change in accounting
   principle                        $2.68           $.79**        $2.06               $1.81               $1.58             $1.50
  Net income                        $2.68           $.79**        $2.06               $1.81               $1.06             $1.50
Cash dividends declared
  per share of common stock        $1.055          $.920          $.803               $.695               $.600             $.520
Market price per share
  of common stock
  High                             $61.50         $47.13         $34.50              $29.38              $34.25            $36.25
  Low                              $41.38         $32.50         $28.25              $23.00              $22.75            $24.50
  Last                             $60.50         $42.00         $32.25              $28.50              $25.13            $25.88
Weighted average
  number of common and
  common equivalent
  shares outstanding
  (in millions)                     229.5          229.5          229.0               228.5               233.0             231.9
Additions to property,
  plant and equipment,
  including acquisitions           $729.4       $1,016.1         $557.2              $498.6              $392.7            $378.9
Depreciation and
  amortization                      413.8          407.9          375.8               368.4               348.7             319.3
----------------------------------------------------------------------------------------------------------------------------------


                                                              For the Fiscal Years Ended May
----------------------------------------------------------------------------------------------------------------
Dollars in millions except
per share amounts                  1991           1990           1989                1988                1987
----------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales*                      $19,528.3      $15,519.3      $11,340.4            $9,485.5            $9,004.4
Income from continuing
  operations before
  income taxes and
  cumulative effect of
  change in accounting
  principle                         515.2          356.9          312.2               240.1               271.5
After-tax income from
  continuing operations
  and before cumulative
  effect of change in
  accounting principle              311.2          231.7          197.9               154.7               148.7
Net income                          311.2          231.7          197.9               154.7               148.7
Earnings per common and
  common equivalent share
  Continuing operations and
   before cumulative effect
   of change in accounting
   principle                        $1.42          $1.25          $1.09                $.86                $.82
  Net income                        $1.42          $1.25          $1.09                $.86                $.82
Cash dividends declared per
  share of common stock             $.445          $.385          $.331               $.288               $.249
Market price per share
  of common stock
  High                             $32.50         $21.25         $15.89              $16.89              $15.11
  Low                              $19.67         $14.11         $12.00               $9.28              $11.03
  Last                             $30.33         $20.50         $15.22              $12.33              $11.89
Weighted average
  number of common and
  common equivalent
  shares outstanding
  (in millions)                     205.3          184.8          180.8               178.2               179.0
Additions to property,
  plant and equipment,
  including acquisitions         $1,159.9         $349.3         $241.1              $196.3              $178.3
Depreciation and
  amortization                      250.8          129.7          101.7                89.5                77.4
----------------------------------------------------------------------------------------------------------------

 * Beginning in fiscal 1997, international fertilizer sales are restated on a gross margin basis rather than invoice basis, consistent with how ConAgra accounts for sales in comparable businesses. Sales in fiscal years 1993 through 1996 have been restated accordingly; sales in fiscal years 1987 through 1992 have not been restated.

** 1996 amounts include non-recurring charges: before tax, $507.8 million; after tax, $356.3 million, or $1.55 per common share.
    Excluding the charges, fiscal 1996 income before income taxes was $916.4 million, net income was $545.2 million and earnings per share were $2.34.

                                                              For the Fiscal Years Ended May
----------------------------------------------------------------------------------------------------------------------------------
Dollars in millions except
per share amounts                  1997           1996           1995                1994                1993              1992
----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                    $11,277.1      $11,196.6      $10,801.0           $10,721.8            $9,988.7          $9,758.7
Current assets                    5,205.0        5,566.9        5,140.2             5,143.3             4,486.7           4,371.2
Current liabilities               4,989.6        5,193.7        3,964.9             4,752.8             4,272.6           4,081.3
Working capital                     215.4          373.2        1,175.3               390.5               214.1             289.9
Property, plant and
  equipment, net                  3,242.5        2,820.5        2,796.0             2,586.3             2,388.2           2,276.8
Capital investment                6,287.5        6,002.9        6,836.1             5,969.0             5,716.1           5,677.4
Senior long-term debt
  (noncurrent)                    1,605.7        1,512.9        1,770.0             1,440.8             1,393.2           1,694.4
Subordinated long-term
  debt (noncurrent)                 750.0          750.0          750.0               766.0               766.0             430.0
Preferred securities of
  subsidiary company                525.0          525.0          525.0               100.0                  --                --
Redeemable preferred
  stock                                --             --          354.9               355.6               355.9             356.0
Common stockholders'
  equity                          2,471.7        2,255.5        2,495.4             2,226.9             2,054.5           2,232.3
Stockholders' equity
  (all classes)                   2,471.7        2,255.5        2,850.3             2,582.5             2,410.4           2,588.3
Common stockholders'
  equity per share                 $10.99          $9.93         $11.03               $9.86               $9.02             $9.62


                                                              For the Fiscal Years Ended May
----------------------------------------------------------------------------------------------------------------
Dollars in millions except
per share amounts                  1991           1990           1989                1988                1987
----------------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                     $9,420.3       $4,804.2       $4,278.2            $3,042.9            $2,482.5
Current assets                    4,342.9        3,347.7        3,160.4             2,076.2             1,707.1
Current liabilities               4,087.4        2,967.5        2,651.5             1,636.1             1,236.6
Working capital                     255.5          380.2          508.9               440.1               470.5
Property, plant and
  equipment, net                  1,941.5        1,034.7          825.5               696.1               601.9
Capital investment                5,332.9        1,836.7        1,626.7             1,406.8             1,245.9
Senior long-term
  debt (noncurrent)               1,663.0          605.4          530.1               489.9               428.7
Subordinated long-term
  debt (noncurrent)                 430.0           30.0           30.0                  --                  --
Preferred securities of
  subsidiary company                   --             --             --                  --                  --
Redeemable preferred
  stock                             356.1            2.2            8.7                 9.6                13.3
Common stockholders'
  equity                          1,817.4        1,095.8          949.5               814.4               722.5
Stockholders' equity
  (all classes)                   2,173.5        1,098.0          958.2               824.0               735.8
Common stockholders'
  equity per share                  $8.67          $5.95          $5.25               $4.64               $4.12
----------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
36  ConAgra, Inc.  1997 Annual Report

    Results exclude restatements in 1991 and prior years for subsequent events such as mergers accounted for as poolings of interests, and restatements in 1989 to reflect the required consolidation of ConAgra's finance companies.

    Per share results reflect the following common stock splits:
    three-for-two in 1989 and three-for-two in 1991 (calendar years).

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  37

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

Our objective here is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements. Unless otherwise indicated, years (1996, 1997, etc.) in this discussion refer to ConAgra's May-ending fiscal years.

    Non-recurring charges (see Note 2 to the financial statements) in the fourth quarter of 1996 significantly affected ConAgra's financial condition and results of operations in 1996. The charges totaled $507.8 million before income tax and $356.3 million after income tax, or $1.55 per share. The non-recurring charges, on an after-tax basis, were for restructuring, $258.6 million; implementing SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, $79.8 million; and completion of a program to divest non-core businesses, $17.9 million.

    The restructuring plan, ConAgra's first major restructuring involving charges in at least 20 years, was designed to streamline the company's production base, improve efficiency and enhance ConAgra's competitiveness. ConAgra implemented most of the plan during 1997 and expects to implement or substantially complete remaining projects in 1998.

FINANCIAL CONDITION

CAPITAL RESOURCES - ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

CAPITAL INVESTMENT

Dollars in millions
                           -------------------------------------------
                              1997           1996           % Change
----------------------------------------------------------------------
Working capital            $  215.4         $373.2             (42)%
----------------------------------------------------------------------
Property, plant &
  equipment, net            3,242.5        2,820.5              15
Intangible assets           2,434.0        2,405.6               1
Other noncurrent assets       395.6          403.6              (2)
----------------------------------------------------------------------
Total noncurrent assets     6,072.1        5,629.7               8
----------------------------------------------------------------------
Capital investment         $6,287.5       $6,002.9               5
----------------------------------------------------------------------
----------------------------------------------------------------------

     During 1997, capital investment increased 5% mainly because property, plant and equipment increased $422 million, or 15%. Working capital decreased $158 million mainly due to lower-cost grain.

     ConAgra invested $670 million in property, plant and equipment in 1997, and $669 million in 1996. In addition, ConAgra invested a net amount of $169 million acquiring and selling businesses in 1997 versus $78 million in 1996.

     In 1998, ConAgra expects to invest about $675 million in additions to property, plant and equipment of present businesses. The capital projects in 1997 and those planned for 1998 are broadly based investments in modernization, efficiency and capacity expansion; no single project accounts for a major share of total additions.

     Intangible assets are mainly goodwill related to acquisitions, including approximately $1.9 billion of goodwill associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. Over time, these assets are amortized and decline from an accounting standpoint. However, we invest on an expense-as-you-go basis to maintain and enhance the value of these assets. Consequently, the non-cash provision for goodwill amortization is a source of cash that can be used for any corporate purpose such as internal investment, acquisitions and dividends.

-------------------------------------------------------------------------------
38  ConAgra, Inc.  1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS

     In that respect, goodwill amortization is similar to net income -- it provides "decision cash." It amounted to $69 million in 1997 and $70 million in 1996, equal to 11% and 13% of net income, excluding non-recurring charges in 1996. On the other hand, depreciation of fixed assets is primarily a source of "replenishment cash" -- cash generally needed to repair and replace assets and maintain a going concern. Depreciation expense was $326 million in 1997 and $323 million in 1996.

     Cash from net income plus goodwill amortization -- what we call "cash earnings" -- is the primary funding source for growing ConAgra's capital investment and earning power over the long term. That is why we focus on cash earnings in our internal return-on-equity objective shown on page 4 of this report. In 1997, cash earnings totaled $684 million, up 11% from $615 million in 1996, excluding non-recurring charges.

     We do not intend that cash earnings replace net income as reported in our financial statements, and cash earnings may not be a reliable measure of liquidity or cash generated by operations. Furthermore, there is no broadly accepted definition of cash earnings, and ConAgra's definition may not be comparable to similarly titled measures used by other companies.

     ConAgra financed its capital investment as shown in the following table:

CAPITALIZATION

Dollars in millions
                                -----------------------------------------
                                    1997           1996       % Change
-------------------------------------------------------------------------
Senior long-term debt           $1,605.7       $1,512.9              6%
Other noncurrent liabilities       935.1          959.5             (3)
Subordinated long-term debt        750.0          750.0             --
Subsidiary's preferred
  securities                       525.0          525.0             --
Common stockholders' equity      2,471.7        2,255.5             10
-------------------------------------------------------------------------
Total capitalization            $6,287.5       $6,002.9              5
-------------------------------------------------------------------------
-------------------------------------------------------------------------

     In 1997, senior long-term debt increased $93 million. Short-term borrowings backed by long-term credit agreements and classified as long-term increased $51 million, while other senior debt issues increased $42 million. The latter increase reflects a new issue of $400 million of 7.125% senior debt, less senior debt repayment and an increase of $210 million in current installments of long-term debt.

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

     ConAgra's long-standing policy is to purchase on the open market shares of the company's common stock to replace shares issued for conversion of preferred stock, incentive programs and smaller acquisitions so that such issuance will not dilute earnings per share. In 1997, ConAgra purchased on the open market
5.1 million shares of the company's common stock at a cost of $260 million. During the 5 years through 1997, ConAgra invested nearly $1.5 billion to purchase the company's common stock on the open market.

     Common stockholders' equity increased $216 million in 1997 mainly because net income and the value of shares issued exceeded cash dividends declared ($237 million) and the cost of shares purchased on the open market.

FINANCING OBJECTIVES - ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.

     ConAgra's long-term and short-term debt objectives and results are shown under "Financing" on page 4 of our annual report. ConAgra met its long-term debt objective every year from 1976 through 1997, except 1991 and 1992 when we temporarily exceeded our self-imposed long-term debt limitation to acquire Beatrice. ConAgra has met its short-term debt objective for the past 22 years.

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  39

MANAGEMENT'S DISCUSSION & ANALYSIS

     ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1997, ConAgra's senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB+ (Standard & Poor's), all investment grade ratings.

     Sale of commercial paper and bank financing provide short-term credit. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1997, short-term borrowing continued at interest rates significantly below the prime rate. Short-term debt averaged $2.53 billion in 1997 compared to $2.78 billion in 1996, excluding short-term borrowings classified as long-term. ConAgra uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 1997, cancelable lease expense was $133 million versus $120 million in 1996, and noncancelable lease expense was $111 million versus $120 million in 1996.

     To maintain a conservative financial position, ConAgra focuses on cash flow as well as its balance sheet. ConAgra's plans incorporate cash flow sufficient to meet financing obligations, maintain capital investment and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing the company's leverage.

ASSET LIQUIDITY AND COMMODITY RISK MANAGEMENT - ConAgra operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses many different raw materials, the bulk of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain these as needed.

     Commodities are subject to price fluctuations which create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.

     Commodity price risk can be hedged by selling (or buying) the underlying commodity, or by using an appropriate derivative instrument. The particular hedging methods employed by ConAgra depend on a number of factors, including availability of appropriate derivative contracts. The company may, at times, utilize non-exchange traded derivatives, in which case the company monitors the amount of associated credit risk. Such amounts were not material at fiscal year end 1996 or 1997.

     ConAgra's board of directors has established policies which limit the amount of unhedged inventory positions permissible for ConAgra's independent operating companies. Processing company limits are expressed in terms of weeks of commodity usage. Trading businesses are generally limited to a dollar risk exposure stated in relation to equity capital.

     ConAgra monitors its commodity positions on a daily basis through the use of a companywide computer system. This system compares commodity positions with unhedged commodity limits established for its independent operating companies. The corporate risk officer monitors these positions and reports compliance to the board of directors. ConAgra's total unhedged positions were well below established corporate limits for 1995 through 1997.

     Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.5 and 1.8 times property, plant and equipment at the end of 1997 and 1996, respectively. The seasonal nature and liquidity of ConAgra's current asset investments explain the company's significant use of short-term debt and emphasis on repaying short-term debt at year end.

     ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1997, total sales invoiced to customers were approximately $30 billion versus $24 billion reported net sales. This is because grain, feed ingredient merchandising and international fertilizer merchandising transactions include only gross margins in reported sales.

-------------------------------------------------------------------------------
40  ConAgra, Inc.  1997 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS

     ConAgra's current ratio (current assets divided by current liabilities) was
1.04 to 1 at the end of 1997, and 1.07 to 1 at the end of 1996. ConAgra's consolidated current ratio is a composite of various current ratios appropriate for our individual businesses. We focus more on appropriate use of short-term debt and trade credit financing than on the absolute level of our current ratio. Many of ConAgra's businesses are able to generate substantial trade credit which does not result in financing costs.

OPERATING RESULTS

Operating results for ConAgra's industry segments and individual businesses were discussed extensively in the Business Review on pages 14 to 33 in this report. See pages 4 and 5 for a review of ConAgra's financial objectives and results. The discussion in this section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings, amplified by Note 2 to the financial statements covering non-recurring charges. UNLESS OTHERWISE INDICATED, THE DISCUSSION OF EARNINGS AND EARNINGS PER SHARE EXCLUDES THE EFFECT OF NON-RECURRING CHARGES IN 1996.

     Net sales increased .4% in 1997 to $24.0 billion, and 2.0% in 1996 to $23.9 billion.

     Businesses increasing sales in 1997 included crop protection chemicals, frozen foods, potato products, processed meats, pork products (partly due to higher selling prices), and specialty food ingredients and seafood mainly due to acquisitions. A large sales decrease in beef products was caused by restructuring, while a large sales decrease in international grain processing was caused by deconsolidating the malt business as a result of selling 50% of this business at the end of fiscal 1996. In total, restructuring initiatives and business dispositions, net of acquisitions, reduced 1997 sales by $1.05 billion.

     Businesses contributing to the 1996 sales increase included crop protection chemicals, grain processing, pork products, processed meats, frozen foods, shelf-stable foods and potato products. The largest sales decrease was in U.S. beef products where lower selling prices due to passing through lower raw material costs reduced sales by more than $400 million. Conversely, higher selling prices due to higher raw material costs increased sales in some businesses, including grain processing and pork products. Acquisitions, net of businesses divested, added approximately $100 million to sales in 1996.

     In 1997, gross margin (net sales minus cost of good sold) increased $61 million or 1.7%. Gross margin as a percent of net sales increased to 14.8% in 1997 from 14.6% in 1996 due to margin improvement in businesses including potato products, shelf-stable foods, frozen foods, specialty microwave foods, specialty food ingredients, flour milling and crop protection chemicals. In 1996, gross margin increased $166 million or 5.0%. Gross margin as a percent of net sales increased to 14.6% in 1996 from 14.2% in 1995 due to margin improvement in businesses including crop protection chemicals, specialty food ingredients, grain merchandising and shelf-stable foods.

     Selling, administrative and general expenses decreased $13 million, or .6%, in 1997, and increased $48 million, or 2.2%, in 1996. Selling, administrative and general expenses as a percent of net sales was relatively constant at 9.4% in 1997 and 9.5% in 1996 and 1995.

     Interest expense decreased 9.1% in 1997 to $277 million mainly due to lower short-term interest rates and lower short-term borrowings. Interest expense increased 9.6% in 1996 to $305 million mainly due to higher short-term borrowings associated with higher commodity prices.

     Pretax earnings increased 11.1% to $1,017.7 million in 1997, and 11.0% to $916.4 million in 1996. Including non-recurring charges, pretax earnings were $408.6 million in 1996.

     Businesses contributing to the pretax earnings increase in 1997 included potato products, shelf-stable foods, U.S. and Australia beef products, flour milling and frozen foods. Businesses with lower pretax earnings included turkey products, chicken products, pork products and specialty grain processing.

     Businesses contributing to the pretax earnings increase in 1996 included crop protection chemicals, specialty food ingredients, commodity services, grain merchandising, chicken

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  41

MANAGEMENT'S DISCUSSION & ANALYSIS

products, cheese products, frozen foods and shelf-stable foods. Businesses with lower pretax earnings included U.S. and Australia beef products, pork products and seafood, largely due to a business disposition. Acquisitions, notably Canada Malting and the Van Camp's bean and Wolf Brand chili business, contributed to pretax earnings growth in 1996.

     Net income increased 12.8% to $615.0 million in 1997, and 10.0% to $545.2 million in 1996. The effective income tax rate increased from 40.0% in 1995 to 40.5% in 1996, then decreased to 39.6% in 1997. Including non-recurring charges, net income was $188.9 million in 1996.

     Net income available for common stock (net income minus preferred dividends) increased 14.6% to $615.0 million in fiscal 1997, and 13.8% to $536.6 million in 1996. In both years, net income available for common stock increased significantly more than net income because preferred dividends dropped from $24.0 million in 1995 to $8.6 million in 1996 and zero in 1997 due to the redemption of ConAgra's Class E preferred stock during 1996. Including non-recurring charges, net income available for common stock was $180.3 million in 1996.

     Earnings per share increased 14.5% to $2.68 in 1997, and 13.6% to $2.34 in 1996. Including non-recurring charges, earnings per share were $.79 in 1996.

     The table below compares ConAgra's return to stockholders, including stock price growth and reinvested dividends, to the return from investing in the general stock market, represented by Standard & Poor's Index of 500 stocks, for the one-, five- and 10-year periods to the end of fiscal 1997.

INCREASE IN STOCKHOLDER VALUE

              1 Year        5 Years       10 Years
            ----------------------------------------
                     Average Annual Return
            ----------------------------------------
ConAgra        47.1%          21.3%          20.3%
S&P 500        27.5%          18.4%          14.7%

            ----------------------------------------
                  $1,000 invested grows to
            ----------------------------------------
ConAgra       $1,471         $2,629         $6,329
S&P 500       $1,275         $2,323         $4,289

[GRAPH]
                    1993      1994      1995      1996      1997
-----------------------------------------------------------------------------
Net Income
(In millions)      $391.5*   $437.1    $495.6    $545.2*   $615.0


Cash Earnings*
(In millions)      $463.2    $510.7    $567.0    $614.7*   $683.6

Operating Return on
Invested Capital
(Percent)           18.4%     19.5%     20.2%     22.4%     25.1%

* Cash earnings are net income plus goodwill amortization. In 1993, net income is before the cumulative effect of adopting SFAS 106. In 1996, net income is before non-recurring charges of $356.3 million. Including the charges, in 1996 net income was $188.9 million and cash earnings were $258.4 million. Operating return on invested capital is defined as operating profit divided by average invested capital, excluding from operating profit the one-time items in 1993 and 1996.

-------------------------------------------------------------------------------
42  ConAgra, Inc.  1997 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS

ConAgra, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                           For the Fiscal Years Ended May
                                        ---------------------------------------
In millions except per share amounts       1997           1996           1995
                                        ---------      ---------      ---------
Net sales                               $24,002.1      $23,899.3      $23,425.8

Costs and expenses
  Cost of goods sold                     20,441.8       20,399.9       20,091.9
  Selling, administrative and
  general expenses                        2,265.4        2,278.1        2,229.9
  Interest expense (Note 6)                 277.2          304.9          278.1
  Non-recurring charges (Note 2)                -          507.8              -
                                       ----------      ---------      ---------
                                         22,984.4       23,490.7       22,599.9
                                       ----------      ---------      ---------
Income before income taxes                1,017.7          408.6          825.9
Income taxes (Note 11)                      402.7          219.7          330.3
                                       ----------      ---------      ---------
NET INCOME                                  615.0          188.9          495.6

Less preferred dividends                        -            8.6           24.0
                                       ----------      ---------      ---------
Net income available for common stock    $  615.0       $  180.3       $  471.6
                                       ----------      ---------      ---------
                                       ----------      ---------      ---------
NET INCOME PER COMMON AND
     COMMON EQUIVALENT SHARE              $  2.68         $  .79        $  2.06
                                       ----------      ---------      ---------
                                       ----------      ---------      ---------
Weighted average number of common and
  common equivalent shares outstanding      229.5          229.5          229.0
                                       ----------      ---------      ---------
                                       ----------      ---------      ---------

The accompanying notes are an integral part of the consolidated financial statements.


-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  43

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------
                                                   May 25              May 26
Dollars in millions except per share amount         1997                1996
                                                 ---------           ---------
ASSETS
Current assets
   Cash and cash equivalents                     $   105.8           $   113.7
   Receivables, less allowance for doubtful
     accounts of $67.2 and $52.1 (Note 3)          1,367.6             1,428.4
   Inventories (Note 4)                            3,342.9             3,573.4
   Prepaid expenses                                  388.7               451.4
                                                 ---------           ---------
       Total current assets                        5,205.0             5,566.9
                                                 ---------           ---------
Property, plant and equipment
   Land                                              156.5               150.3
   Buildings, machinery and equipment              4,387.9             4,214.3
   Other fixed assets                                293.9               244.4
   Construction in progress                          436.0               362.3
                                                 ---------           ---------
                                                   5,274.3             4,971.3
   Less
     Accumulated depreciation                     (2,031.8)           (1,915.0)
     Valuation reserve related to
       restructuring (Note 2)                            -              (235.8)
                                                 ---------           ---------
       Property, plant and equipment, net          3,242.5             2,820.5

Brands, trademarks and goodwill, at cost
  less accumulated amortization of
  $565.8 and $489.6                                2,434.0             2,405.6

Other assets                                         395.6               403.6
                                                 ---------           ---------
                                                 $11,277.1           $11,196.6
                                                 ---------           ---------
                                                 ---------           ---------


-------------------------------------------------------------------------------
44  ConAgra, Inc.  1997 Annual Report

ConAgra, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                   May 25              May 26
                                                    1997                1996
                                                  --------            -------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Notes payable                                 $   529.0           $   416.3
   Current installments of long-term debt            352.9               142.5
   Accounts payable                                1,894.7             1,856.9
   Advances on sales                                 766.5             1,390.9
   Accrued payroll                                   283.3               304.1
   Other accrued liabilities                       1,163.2             1,083.0
                                                 ---------           ---------
        Total current liabilities                  4,989.6             5,193.7
                                                 ---------           ---------

Senior long-term debt, excluding current
   installments (Note 6)                           1,605.7             1,512.9
Other noncurrent liabilities (Note 7)                935.1               959.5
Subordinated debt (Note 6)                           750.0               750.0
Preferred securities of subsidiary
   company (Note 8)                                  525.0               525.0
Common stockholders' equity (Notes 9 and 10)
   Common stock of $5 par value, authorized
     1,200,000,000 shares; issued 253,080,765
     and 252,990,917                               1,265.4             1,264.9
   Additional paid-in capital                        643.3               423.1
   Retained earnings                               2,061.2             1,683.5
   Foreign currency translation adjustment           (31.5)              (39.1)
   Less treasury stock, at cost,
     common shares 15,018,313 and 9,834,464         (655.1)             (390.0)
                                                 ---------           ---------
                                                   3,283.3             2,942.4
   Less unearned restricted stock and
      value of 13,101,304 and 16,014,644
      common shares held in Employee Equity
      Fund (Note 9)                                 (811.6)             (686.9)
                                                 ---------           ---------
        Total common stockholders' equity          2,471.7             2,255.5
                                                 ---------           ---------
                                                 $11,277.1           $11,196.6
                                                 ---------           ---------
                                                 ---------           ---------

The accompanying notes are an integral part of the consolidated financial statements.


-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  45

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

ConAgra, Inc. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------
                                                           For the Fiscal Years Ended May
                                      ---------------------------------------------------------------------------------------------
                                                                                     Foreign                     EEF*
                                                             Additional              Currency                   Stock
                                          Common    Common    Paid-in   Retained    Translation    Treasury      and
Columnar amounts in millions              Shares    Stock     Capital   Earnings     Adjustment     Stock       Other        Total
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------
BALANCE AT MAY 29, 1994                    252.7    $1,263.6   $338.0    $1,422.7      $(33.1)     $(117.2)     $(647.1)  $2,226.9
Shares issued
     Stock option and incentive plans         .2          .5      1.6                                              (1.8)        .3
     EEF*: stock option, incentive and
       other employee benefit plans                              (9.5)                                             82.7       73.2
     Fair market valuation of
       EEF shares                                                74.6                                             (74.6)         -
     Acquisitions                                         .1      5.1                                 41.2                    46.4
     Conversion of preferred stock                        .1       .1                                   .5                      .7
Shares acquired
     Incentive plans                                                                                 (13.6)         1.3      (12.3)
     Treasury shares purchased                                                                      (117.8)                 (117.8)
Foreign currency translation adjustment                                                 (11.8)                               (11.8)
Dividends declared
     Preferred stock                                                        (24.0)                                           (24.0)
     Common stock, $.80 per share                                          (181.8)                                          (181.8)
Net income                                                                  495.6                                            495.6
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------
BALANCE AT MAY 28, 1995                    252.9     1,264.3    409.9     1,712.5       (44.9)     (206.9)      (639.5)    2,495.4
Shares issued
     Stock option and incentive plans         .1          .4      1.8                                                          2.2
     EEF*: stock option, incentive and
       other employee benefit plans                               (.9)         -                                  95.9        95.0
     Fair market valuation of
       EEF shares                                               145.4                                           (145.4)          -
     Acquisitions                                         .1       .9                                 2.3                      3.3
Shares acquired
     Incentive plans                                                                                 (9.7)         2.1        (7.6)
     Treasury shares purchased                                                                     (664.0)                  (664.0)
Conversion of preferred stock into
  common                                                  .1   (134.0)                              488.3                    354.4
Foreign currency translation adjustment                                                   5.8                                  5.8
Dividends declared
     Preferred stock                                                       (8.6)                                              (8.6)
     Common stock, $.92 per share                                        (209.3)                                            (209.3)
Net income                                                                188.9                                              188.9
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------
BALANCE AT MAY 26, 1996                    253.0     1,264.9    423.1     1,683.5       (39.1)     (390.0)      (686.9)    2,255.5
Shares issued
     Stock option and incentive plans         .1          .4      1.4                                  .4                      2.2
     EEF*: stock option, incentive and
       other employee benefit plans                              13.0                                             78.8        91.8
     Fair market valuation of
       EEF shares                                               204.8                                           (204.8)          -
     Acquisitions                                         .1      1.1                                 4.3                      5.5
Shares acquired
     Incentive plans                                              (.1)                              (10.1)         1.3        (8.9)
     Treasury shares purchased                                                                     (259.7)                  (259.7)
Foreign currency translation
  adjustment                                                                              7.6                                  7.6
Dividends declared
     Common stock, $1.06 per share                                         (237.3)                                          (237.3)
Net income                                                                  615.0                                            615.0
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------
BALANCE AT MAY 25, 1997                    253.1    $1,265.4   $643.3    $2,061.2     $ (31.5)    $(655.1)      $(811.6)  $2,471.7
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------
                                         -------- ---------- ---------- ---------   -----------   ---------    --------- ---------

The accompanying notes are an integral part of the consolidated financial statements.

*Employee Equity Fund (Note 9)


-------------------------------------------------------------------------------
46  ConAgra, Inc.  1997 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

ConAgra, Inc. and Subsidiaries
-------------------------------------------------------------------------------
                                                 For the Fiscal Years Ended May
                                                 ------------------------------
Dollars in millions                                   1997     1996     1995
                                                     ------ --------   ------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS

Cash flows from operating activities
 Net income                                          $615.0 $  188.9   $495.6
 Adjustments to reconcile net income to net cash
    provided by operating activities
     Depreciation and other amortization              345.2    338.4    304.4
     Goodwill amortization                             68.6     69.5     71.4
     Non-recurring charges                                -    507.8        -
     Other noncash items (includes nonpension
       postretirement benefits)                        92.4    124.3    107.3
     Change in assets and liabilities before effects
       from business acquisitions and
       non-recurring charges
        Receivables                                   106.2   (125.4)  (150.1)
        Inventories and prepaid expenses              326.8   (537.9)  (235.1)
        Accounts payable and accrued liabilities     (616.0)   596.3     41.6
                                                     ------ --------   ------
           NET CASH FLOWS FROM OPERATING ACTIVITIES   938.2  1,161.9    635.1
                                                     ------  -------   ------

Cash flows from investing activities
  Additions to property, plant and equipment         (670.0)  (668.5)  (427.8)
  Payment for business acquisitions                  (197.8)  (467.1)  (378.8)
  Sale of businesses and property, plant and
    equipment                                          28.7    388.8    118.0
  Notes receivable and other items                    (41.6)   143.4     (6.6)
                                                     ------  -------   ------
           NET CASH FLOWS FROM INVESTING ACTIVITIES  (880.7)  (603.4)  (695.2)
                                                     ------  -------   ------

Cash flows from financing activities
  Net short-term borrowings                            97.4    503.7   (419.0)
  Proceeds from issuance of long-term debt            448.5        -    384.7
  Repayment of long-term debt                        (147.1)  (165.0)  (147.3)
  Issuance of preferred securities of
     subsidiary company                                   -        -    425.0
  Cash dividends paid                                (229.9)  (215.5)  (199.6)
  Treasury stock purchases                           (259.7)  (664.0)  (117.8)
  Employee Equity Fund stock transactions              17.3     21.8     32.9
  Other items                                           8.1     14.2     (5.2)
                                                     ------  -------   ------
           NET CASH FLOWS FROM FINANCING ACTIVITIES   (65.4)  (504.8)   (46.3)
                                                     ------  -------   ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   (7.9)    53.7   (106.4)
Cash and cash equivalents at beginning of year        113.7     60.0    166.4
                                                     ------ --------   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $105.8 $  113.7   $ 60.0
                                                     ------ --------   ------
                                                     ------ --------   ------
NONCASH FINANCING ACTIVITIES
  Treasury stock issued for conversion of Class E
   Cumulative Convertible Preferred Stock
   into common stock (Note 8)                        $   -  $  482.2   $   -
                                                     ------ --------   ------
                                                     ------ --------   ------

The accompanying notes are an integral part of the consolidated financial statements.


-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ConAgra, Inc. and Subsidiaries
-------------------------------------------------------------------------------
Years Ended May 25, 1997, May 26, 1996 and May 28, 1995
Columnar amounts in millions except share and per share amounts
-------------------------------------------------------------------------------

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

     In the first half of fiscal 1996, ConAgra acquired the outstanding common stock of Canada Malting Co., Limited ("CMC"), a producer of malted barley, for approximately U.S. $300 million in a transaction accounted for as a purchase. The entity was consolidated at that date. During the fourth quarter of fiscal 1996, the Company sold a 50-percent interest in CMC to an unrelated party and, accordingly, accounts for the remaining interest on the equity method of accounting. The Company did not realize a gain or loss on the sale.

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

     Buildings                15 - 40 years
     Machinery and equipment   5 - 20 years
     Other fixed assets        5 - 15 years

BRANDS, TRADEMARKS, GOODWILL AND LONG-LIVED ASSETS - Brands and goodwill arising from the excess of cost of investment over equity in net assets at date of acquisition and trademarks are amortized using the straight-line method, principally over a period of 40 years. Prior to fiscal 1996, the carrying value of such brands, trademarks, goodwill and long-lived assets was evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired businesses. In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. As required by SFAS No. 121, an impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value. The Company considers continued operating losses, or significant and long-term changes in industry conditions, to be its primary indicators of potential impairment. Fiscal 1997 charges resulting from adoption of SFAS No. 121 were not material. See Note 2.

     Recoverability of goodwill not identified with impaired assets under SFAS No. 121 is evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business.

-------------------------------------------------------------------------------
48  ConAgra, Inc.  1997 Annual Report

NET SALES - Gross margins earned from grain, international fertilizer and feed ingredients merchandised are included in net sales.

EARNINGS PER SHARE - Earnings per common and common equivalent share are calculated on the basis of weighted average outstanding common shares and, when applicable, those outstanding options that are dilutive and after giving effect to preferred stock dividend requirements. Fully diluted earnings per share did not differ significantly from primary earnings per share in any period presented.

     Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), EARNINGS PER SHARE, requires presentation of basic and diluted earnings per share, replacing prior presentation of primary and fully diluted earnings per share. Basic earnings per share is calculated on the basis of weighted average outstanding common shares, after giving effect to preferred stock dividends. Diluted earnings per share is computed on the basis of weighted average outstanding common shares, outstanding options that are dilutive, and equivalent shares assuming conversion of outstanding convertible securities. Primary earnings per share and pro forma earnings per share (the latter computed in accordance with SFAS No. 128) for the three fiscal years ending May 25, 1997 are as follows:

                                                1997      1996      1995
                                                ----      ----      ----
Primary earnings per share - as reported      $ 2.68     $ .79    $ 2.06
Pro forma diluted earnings per share            2.68       .80      2.03
Pro forma basic earnings per share              2.73       .80      2.08


STOCK-BASED COMPENSATION - In fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), ACCOUNTING FOR STOCK-BASED COMPENSATION. As permitted under SFAS No. 123, the Company continues to account for employee stock option plans using the intrinsic value method of accounting. See Note 10.

FAIR VALUES OF FINANCIAL INSTRUMENTS - Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

RECLASSIFICATION - Certain amounts in the fiscal 1996 and 1995 Consolidated Statements of Earnings have been reclassified to conform to fiscal 1997 presentation.

2.   NON-RECURRING CHARGES

In the fourth quarter of fiscal 1996 the Company recorded non-recurring charges for a restructuring plan, early adoption of SFAS No. 121 and completion of a previously announced disposition program. These charges were as follows:

                              Before Income Tax        After Income Tax
                              -----------------        ----------------
Restructuring plan              $  353.0                 $  258.6
Adoption of SFAS No. 121            99.8                     79.8
Disposition program                 55.0                     17.9
                                ------------             -----------
          Total charges         $  507.8                 $  356.3
                                ------------             -----------
                                ------------             -----------

     The effect of these charges on net income in fiscal 1996 was $1.55 per common share.

     The fiscal 1996 restructuring plan was designed to streamline the Company's production base, improve efficiency and enhance its competitiveness. The restructuring plan included closing or reconfiguring a number of production facilities and businesses and reducing the workforce by approximately 6,000 employees.

     Following is a summary of changes in restructuring reserves during fiscal 1997:

                                    Employee
                    Asset            Related
                  Impairment         Amounts          Other         Total
                  ----------        ---------        -------      --------
Fiscal 1996
 restructuring
 charge           $  278.4            $  41.0        $  33.6      $  353.0
Activity in
  fiscal 1997       (209.8)             (32.4)         (21.4)       (263.6)
                  ---------           --------       --------      --------
Balance at
  May 25, 1997    $   68.6            $   8.6        $  12.2      $   89.4
                  ---------           --------       --------      --------
                  ---------           --------       --------      --------

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  49

     Substantially all of the employee related charges resulted from cash outlays; asset write-offs and other charges represent primarily noncash items. As of May 25, 1997, remaining reserve balances were applied to their respective asset categories.

     During fiscal 1997, the Company implemented most of the restructuring plan as originally contemplated. The Company anticipates that remaining projects will be implemented or substantially completed in fiscal 1998. Accordingly, none of the above reserves were released to profit and loss in fiscal 1997.

     In fiscal 1996, the Company also early adopted SFAS No. 121. The noncash charge from the adoption of this standard resulted from changes in industry conditions, continued operating losses and from the Company's grouping assets at a lower level than under its previous method of accounting.
Under the Company's previous policy for evaluating impairment, assets were generally grouped at major operating entity levels, and at those levels of grouping, no impairment charge was required for fiscal 1995.

     Also in fiscal 1996, the Company recognized a charge relating to previously announced plans to dispose of certain non-core businesses.

     In the first quarter of fiscal 1998, a number of non-recurring events occurred which, in the aggregate, will have minimal effect on the Company's fiscal 1998 earnings per share. These include a gain on the sale of Country General, a specialty retailer; charges related to previously disposed of businesses; and a provision related to the disposition of a number of the Company's affiliates.

3.   RECEIVABLES

The Company has an agreement to sell interests in pools of receivables, in an amount not to exceed $550 million at any one time. Participation interests in new receivables may be sold, as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, administrative and general expenses in the Consolidated Statements of Earnings. Gross proceeds from the sales were $534 and $545 million at fiscal year-end 1997 and 1996, respectively.

4.   INVENTORIES

The major classes of inventories are as follows:

                                                 1997              1996
                                                -------        ---------
Hedged commodities                           $  1,169.8      $  1,369.4
Food products and livestock                     1,191.0         1,219.9
Agricultural chemicals, fertilizer and feed       381.4           399.4
Retail merchandise                                127.5           122.7
Other, principally ingredients and supplies       473.2           462.0
                                             ----------      ----------
                                             $  3,342.9      $  3,573.4
                                             ----------      ----------
                                             ----------      ----------

5.   SHORT-TERM CREDIT FACILITIES AND BORROWINGS

At May 25, 1997, the Company has credit lines from banks which total approximately $5.3 billion, including: $1.75 billion of long-term revolving credit facilities maturing in September 2001; $1.75 billion short-term revolving credit facilities maturing in September 1997; and uncompensated bankers' acceptance and money market loan facilities approximating $1.8 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

     The Company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1997 fiscal year were $2,527.8 million. This excludes an average of $724.1 million of short-term borrowings that were classified as long-term throughout the fiscal year (see Note 6). The highest period-end short-term indebtedness during fiscal 1997 was $3,803.2 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.63% and 5.82%, respectively, for fiscal 1997 and 1996.

     In fiscal 1997, the Company entered into interest rate swap agreements to eliminate the impact of changes in short-term borrowing rates. At May 25, 1997, the Company had outstanding interest rate swap agreements effectively changing the


-------------------------------------------------------------------------------
50  ConAgra, Inc.  1997 Annual Report
interest rate exposure on $1,400 million of short-term borrowings from variable to fixed rates (ranging from 5.8% to 6.4%). The swap agreements will mature in $700 million increments on December 22, 1997 and May 29, 1998, respectively. The net cost in fiscal 1997 and the estimated fair value of these agreements as of May 25, 1997 were not material.

6.   SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                    1997           1996
                                                  --------       --------
Senior Debt
      Commercial paper backed by long-term
        revolving credit agreements               $  808.9       $  758.0
      9.75% senior debt due in 1998                   -             300.0
      9.875% senior debt due in 2006                 100.0          100.0
      7.125% senior debt due in 2026
        (redeemable at option of
        holders in 2006)                             397.6           -
      7.22% to 9.8% publicly issued unsecured
        medium-term notes due in various
        amounts through 2005                         154.5          189.5
      9.87% to 9.95% unsecured senior notes
        due in various amounts through 2010           78.1           88.5
      Industrial Development Revenue Bonds
        (collateralized by plant and
        equipment) due on various dates
        through 2015 at an average rate
        of 7.15%                                      29.7           35.9
      Miscellaneous unsecured                         36.9           41.0
                                                  --------       --------
                Total senior debt                  1,605.7        1,512.9
                                                  --------       --------

Subordinated Debt
     9.75% subordinated debt due in 2021             400.0          400.0
     7.375% to 7.4% subordinated debt due in 2005    350.0          350.0
                                                  --------       --------
               Total subordinated debt               750.0          750.0
                                                  --------       --------
Total long-term debt, excluding current
   installments                                   $2,355.7       $2,262.9
                                                  --------       --------
                                                  --------       --------

     The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 25, 1997 are as follows:

      1998                $    352.9
      1999                      52.2
      2000                      19.8
      2001                      18.5
      2002                     931.1

     Under the long-term credit facility referenced in Note 5, the Company has agreements that allow it to borrow up to $1.75 billion through September
2001.

     The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

     Net interest expense consists of:

                                        1997         1996        1995
                                     --------       ------      ------
          Long-term debt             $  202.9     $  212.5    $  215.0
          Short-term debt               129.0        139.8        96.1
          Interest income               (43.5)       (41.6)      (28.1)
          Interest capitalized          (11.2)        (5.8)       (4.9)
                                     --------     --------    --------
                                     $  277.2     $  304.9    $  278.1
                                     --------     --------    --------
                                     --------     --------    --------

     Net interest paid was $274.5 million, $309.2 million and $279.9 million in fiscal 1997, 1996 and 1995, respectively.

     Short-term debt interest expense of $21.8 million, $27.5 million and $17.5 million in fiscal 1997, 1996 and 1995, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

     The carrying amount of long-term debt (including current installments) was $2,708.6 million and $2,405.4 million as of May 25, 1997 and May 26, 1996, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 25, 1997 and May 26, 1996 was estimated at $2,821.7 million and $2,555.9 million,

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  51
respectively. The Company's long-term debt is generally not callable until maturity.

7.   OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of estimated liabilities of Beatrice Company (acquired in fiscal 1991) and estimated postretirement health care and pension benefits as follows:

                                            1997                 1996
                                         ---------            ---------
Income tax, legal and environmental
   liabilities primarily associated
   with the Company's acquisition of
   Beatrice Company                      $  460.2             $  488.2

Estimated postretirement health care
   and pensions                             551.9                560.0
                                         --------             --------
                                          1,012.1              1,048.2
Less estimated current portion               77.0                 88.7
                                         --------             --------
                                         $  935.1             $  959.5
                                         --------             --------
                                         --------             --------

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

7 MILLION SHARES OF SERIES B ADJUSTABLE RATE CUMULATIVE PREFERRED
("SERIES B SECURITIES")

     Distributions are payable monthly at a rate per annum which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 1997 ranged from 6.18% to 6.60%.

10 MILLION SHARES OF 9.35% SERIES C CUMULATIVE PREFERRED ("SERIES C
SECURITIES")

     Distributions are payable monthly.

     For financial statement purposes, distributions on these Securities are included in selling, administrative and general expenses in the Consolidated Statements of Earnings as such amounts represent minority interests.

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

     In connection with the issuance of the Series B Securities, the Company entered into a swap with a money center bank that effectively changes the distribution rate to a function of the three-month LIBOR on $175.0 million until May 31, 1998. The net cost of this swap in fiscal 1997 and 1996 was insignificant. The estimated fair value of this swap agreement was an obligation of $1.5 million and $2.0 million as of May 25, 1997 and May 26, 1996, respectively.

     The Company has authorized shares of preferred stock as follows:

     Class B  -  $50 par value; 150,000 shares
     Class C  -  $100 par value; 250,000 shares
     Class D  -  without par value; 1,100,000 shares
     Class E  -  without par value; 16,550,000 shares

     There are no preferred shares issued or outstanding as of May 25, 1997.

     In fiscal 1996 the Company redeemed its Class D cumulative convertible preferred stock at a redemption price of $25 per share plus accrued and unpaid dividends thereon to the redemption date. Approximately 25,000 shares of Class D preferred stock were converted into shares of common stock. The

-------------------------------------------------------------------------------
52  ConAgra, Inc.  1997 Annual Report
remaining shares of Class D preferred stock (approximately 2,000) were redeemed for cash.

     The Company also redeemed its Class E cumulative convertible preferred stock during fiscal 1996. Approximately 14.2 million shares were converted into common stock and approximately 18,000 shares were redeemed for cash. The Company used common shares acquired in open market purchases at an aggregate cost of $482.2 million for purposes of effecting the preferred stock conversion.

9.   EMPLOYEE EQUITY FUND

In fiscal 1993 the Company established a $700 million Employee Equity Fund ("EEF"), a newly formed grantor trust, to pre-fund future stock-related obligations of the Company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra common stock and does not change those plans or the amounts of stock expected to be issued for those plans.

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

     Following is a summary of shares held by the EEF:

                                      1997                1996
                                    ------              ------
Shares held                     13,101,304          16,014,644

Cost - per share                 $  29.105           $  29.105
Cost - total                         381.3               466.1

Fair market value - per share    $  60.500           $  42.000
Fair market value - total            792.6               672.6

10.  STOCK OPTIONS AND RIGHTS

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost to the employee. During fiscal 1997, 1996 and 1995, 282,861 shares, 246,518 shares and 238,249 shares of restricted stock (including stock issued under incentive plans) were issued. The value of the restricted stock, equal to fair market value at the time of grant, is being amortized as compensation expense. This compensation expense was not significant for fiscal 1997, 1996 and 1995. Generally, options granted become exercisable over a four-year period and expire ten years after the date of grant. For participants under the long-term senior management incentive plan, options are exercisable under various vesting schedules. Option shares and prices are adjusted for common stock splits and changes in capitalization.

     The changes in the outstanding stock options during the three years ended May 25, 1997 are summarized below:

                             1997                               1996                             1995
                --------------------------------------------------------------------------------------------------
                                        Weighted                           Weighted                      Weighted
                                        Average                            Average                       Average
                    Shares              Exercise       Shares              Exercise        Shares        Exercise
                 (in millions)           Price       (in millions)          Price       (in millions)      Price
               ---------------------------------------------------------------------------------------------------
Beginning
  of year            11.1              $  29.96           13.0               $  26.21        11.7         $  24.17

Granted               2.8                 48.07            2.7                  40.05         2.8            31.48
Exercised            (2.1)                27.73           (2.4)                 24.47        (1.3)           18.57
Canceled             (0.7)                33.02           (2.2)                 26.21        (0.2)           27.67
                    -----              --------          -----               --------       -----         --------
End of year          11.1              $  34.79           11.1               $  29.96        13.0         $  26.21
                    -----              --------          -----               --------       -----         --------
                    -----              --------          -----               --------       -----         --------
Exercisable
   at end
   of year            6.0              $  29.84            6.2               $  26.84         6.3         $  24.35
                    -----              --------          -----               --------       -----         --------
                    -----              --------          -----               --------       -----         --------

     The following summarizes information about stock options outstanding as of May 25, 1997:

                                      Options Outstanding                   Options Exercisable
                             --------------------------------------------------------------------
                                              Weighted      Weighted                    Weighted
                                              Average       Average                     Average
                                Shares        Remaining     Exercise      Shares        Exercise
Range of Exercise Price     (in millions)       Life         Price     (in millions)      Price
-------------------------------------------------------------------------------------------------
$ 9.67 -  $ 13.78               0.3             1.2        $  12.71         0.3         $  12.71
 15.83 -    23.67               1.0             2.9           19.71         1.0            19.71
 25.25 -    35.75               4.8             6.1           29.50         3.4            29.45
 39.00 -    59.00               5.0             8.9           44.48         1.3            43.39

 9.67  -    59.00              11.1             6.9           34.79         6.0            29.84

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  53

     The Company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, assuming the Company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rate of 6.40% and 5.25%; a dividend yield of 2.2%; expected volatility of 20.9% and 22.4%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 1997 and 1996 was $13.08 and $10.28, respectively. Pro forma net earnings and primary earnings per share are as follows (because SFAS No. 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect will not be fully reflected until fiscal 2000):

                                                      1997           1996
                                                    --------       --------
 Pro forma net income available for common stock     $608.6         $177.6

 Pro forma primary earnings per share                  2.66           0.77

 Primary earnings per share - as reported              2.68           0.79

     At May 25, 1997, approximately 8.8 million shares were reserved for granting additional options and restricted or bonus stock awards.

     Each share of common stock carries with it one preferred stock purchase right ("Right"). The Rights become exercisable ten days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the Company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the Company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the Company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock
(of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the Company's Board of Directors on July 12, 1996 payable to stockholders of record on July 24, 1996. At May 25, 1997, the Company has reserved 1 million Class E preferred shares for exercise of the Rights.

11.    INCOME TAXES

The provision for income taxes includes the following:

                   1997       1996        1995
                 --------   -------      -------
Current
  Federal        $  268.2    $186.9      $243.9
  State              58.8      34.8        49.2
  Foreign             7.9      37.1        14.7
                  -------    -------     -------
                    334.9     258.8       307.8
                  -------    -------     -------
Deferred
  Federal            61.1     (26.4)       20.3
  State               6.7      (3.0)        2.2
  Foreign               -      (9.7)          -
                  -------     ------      ------
                     67.8     (39.1)       22.5
                  -------     ------      ------
                 $  402.7    $219.7      $330.3
                 --------    -------     -------
                 --------    -------     -------


-------------------------------------------------------------------------------
54  ConAgra, Inc.  1997 Annual Report

     Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the Consolidated Statements of Earnings as follows:

                                          1997         1996        1995
                                       ---------    ---------   ---------
Computed U.S. federal income taxes     $  356.2     $  143.0    $  289.1
State income taxes, net of U.S.
 federal tax benefit                       42.5         20.7        33.4
Nondeductible amortization of goodwill
 and other intangibles                     21.6         21.7        24.4
Export and jobs tax credits                (6.3)        (9.4)       (8.6)
Permanent differences due to
 non-recurring charges                        -         45.8           -
Other                                     (11.3)        (2.1)       (8.0)
                                       ---------    ---------   ---------
                                       $  402.7     $  219.7    $  330.3
                                       ---------    --------    ---------
                                       ---------    --------    ---------

     Income taxes paid were $315.1 million, $236.3 million and $326.4 million in fiscal 1997, 1996 and 1995, respectively. The Internal Revenue Service has examined the Company's tax returns through fiscal 1992. The IRS has proposed certain adjustments, some of which are being contested by the Company. The Company believes that it has made adequate provisions for income taxes payable.

     The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                 1997                     1996
                                          -----------------------------------------------
                                           Assets    Liabilities    Assets    Liabilities
                                          ------------------------------------------------
Depreciation and amortization             $      -   $  338.5    $  -           $  322.7
Nonpension postretirement benefits           171.5          -       170.5              -
Other noncurrent liabilities which will
  give rise to future tax deductions         250.3          -       290.6              -
Accrued expenses                              45.5          -        43.2              -
Other                                         78.8      109.5        58.6           87.0
Non-recurring charges                         85.5          -       115.7              -
                                          ---------  --------    --------       ---------
                                          $  631.6   $  448.0    $  678.6       $  409.7
                                          --------   --------    --------       ---------
                                          --------   --------    --------       ---------

12.    COMMITMENTS

The Company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments.

     A summary of rent expense charged to operations follows:

                                           1997      1996      1995
                                           ----      ----      ----
           Cancelable                   $  133.3  $  120.2  $  119.0
           Noncancelable                   110.6     119.6     115.1
                                        --------  --------  ---------
                                        $  243.9  $  239.8  $  234.1
                                        --------  --------  ---------
                                        --------  --------  ---------

     A summary of noncancelable operating lease commitments for fiscal years following May 25, 1997 is as follows:

                               TYPE OF PROPERTY
                      ---------------------------------
                      REAL AND OTHER     TRANSPORTATION
                        PROPERTY           EQUIPMENT
                      ---------------------------------
           1998        $  76.0             $  42.5
           1999           68.7                37.5
           2000           61.3                30.0
           2001           47.4                20.7
           2002           36.7                10.5
           Later years    73.2                47.7
                       --------           ---------
                       $ 363.3            $  188.9
                       --------           ---------
                       --------           ---------


     In connection with its trading activities, the Company had letters of credit and performance bonds outstanding at May 25, 1997 aggregating approximately $259.5 million.

13.    CONTINGENCIES

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

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  55

     As a result of a settlement reached with the Internal Revenue Service in fiscal 1995, ConAgra released $230.0 million of a valuation allowance and reduced non-current liabilities by $135.0 million, with a resulting reduction of goodwill associated with the Beatrice acquisition of $365.0 million. Various state tax returns of Beatrice remain open. However, after taking into account the foregoing adjustments, management believes that the ultimate resolution of all remaining pre-acquisition Beatrice tax contingencies should not exceed the reserves established for such matters.

     Beatrice is also engaged in various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 42 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 40 of these sites. Substantial reserves for these matters have been established based on the Company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites.

     ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses.

     After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operations or liquidity.

14.  PENSION AND POSTRETIREMENT BENEFITS

RETIREMENT PENSION PLANS - The Company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service.

     Consolidated pension costs consist of the following:

                                           1997                           1996                          1995
                                  ----------------------------------------------------------------------------------------
                                     Plan       Accumulated       Plan       Accumulated       Plan         Accumulated
                                    Assets       Benefits        Assets        Benefits        Assets        Benefits
                                    Exceed        Exceed         Exceed        Exceed          Exceed         Exceed
                                  Accumulated      Plan        Accumulated      Plan         Accumulated       Plan
                                    Benefits      Assets        Benefits       Assets         Benefits        Assets
                                  ----------------------------------------------------------------------------------------
Service cost                       $  38.7        $   6.5        $  24.0       $   8.0          $  30.2      $   5.2
Interest cost                         72.5           13.2           61.4          19.6             58.6         12.7
Actual return on plan assets        (140.4)          (8.2)        (184.4)        (40.4)           (36.3)        (4.3)
Net amortization and deferral         72.5            4.7          122.3          29.5            (30.0)        (1.9)
                                   -------        -------        -------       -------          -------      -------
Net pension costs                  $  43.3        $  16.2        $  23.3       $  16.7          $  22.5      $  11.7
                                   -------        -------        -------       -------          -------      -------
                                   -------        -------        -------       -------          -------      -------

-------------------------------------------------------------------------------
56  ConAgra, Inc.  1997 Annual Report

     Pension costs were determined using a 7.0% discount rate (8.5% in fiscal 1996 and 7.5% in fiscal 1995), a long-term rate of return of 9.25% in fiscal 1997 and fiscal 1996 and 9.0% in fiscal 1995, and a long-term rate of compensation increases of 5.5% for all years presented. The funded status of the plans at February 28, 1997 and February 28, 1996 (dates of the most recent actuarial reports) was as follows:

                                          1997                    1996
                                   ---------------------------------------------------
                                      Plan      Accumulated    Plan     Accumulated
                                     Assets       Benefits    Assets     Benefits
                                     Exceed        Exceed     Exceed      Exceed
                                   Accumulated      Plan   Accumulated     Plan
                                    Benefits       Assets    Benefits     Assets
                                   ---------------------------------------------------
Plan assets at fair value          $  1,105.3    $  130.6   $  874.7    $  220.4
                                   ----------    --------   --------    --------
Projected benefit obligation:
Actuarial present value of
    vested benefits                     852.4       171.7      752.6       259.9
Actuarial present value of
    nonvested benefits                   53.0         7.6       47.8        16.6
                                   ----------     -------   --------     -------
Accumulated benefits                    905.4       179.3      800.4       276.5
Additional obligation of projected
    compensation increases              144.5        15.8      153.7        23.1
                                   ----------     -------   --------     -------
                                      1,049.9       195.1      954.1       299.6
                                   ----------     -------   --------     -------
Plan assets greater (less) than
    projected benefit obligations     $  55.4    $  (64.5)  $  (79.4)   $  (79.2)
                                   ----------     -------   --------     -------
                                   ----------     -------   --------     -------
Consisting of:
Unrecognized transition asset         $  13.7      $  1.2    $  14.0      $  3.7
Unrecognized prior service cost          (8.1)      (16.7)      (1.7)      (23.2)
Unrecognized net gain (loss)            128.4       (24.5)      (2.7)      (35.0)
Adjustment to recognize
    minimum liability                       -        24.3          -        35.4
Accrued pension cost on
    consolidated balance sheets         (78.6)      (48.8)     (89.0)      (60.1)
                                   ----------     -------   --------     -------
                                      $  55.4    $  (64.5)  $  (79.4)   $  (79.2)
                                   ----------     -------   --------     -------
                                   ----------     -------   --------     -------

     Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 2,540,171 shares of the Company's common stock at a fair market value of $134.6 million at February 28, 1997.

     The actuarial projected benefit obligation was determined using an assumed discount rate of 7.5% and 7.0% as of February 28, 1997 and February 28, 1996, respectively, and long-term rate of compensation increases of 5.5% for all years presented.

     The Company funds these plans to the extent contributions are deductible for income tax purposes.

     The Company and its subsidiaries are also participants in multi-employer pension plans covering certain hourly employees. Costs associated with these plans for fiscal 1997, 1996 and 1995 were $8.8 million, $8.3 million and $8.2 million, respectively.

     Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $28.6 million, $25.1 million and $23.7 million in fiscal 1997, 1996 and 1995, respectively.

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  57

POSTRETIREMENT BENEFITS - The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

     Net postretirement benefit cost includes the following components:

                                               1997      1996        1995
                                               ----      ----        ----
Service cost                                 $  3.8    $  3.2     $   5.1
Interest cost on accumulated postretirement
   benefit obligation                          29.0      34.2        29.8
Other                                          (1.8)     (1.0)       (1.0)
                                             -------   -------    --------
                                             $ 31.0    $ 36.4     $  33.9
                                             -------   -------    --------
                                             -------   -------    --------

     Benefit costs were generally estimated assuming retiree health care costs would initially increase at a 9.0% annual rate for all participants. The rates are assumed to decrease each year to a 5.5% annual growth rate in fiscal 2002 and remain at a 5.5% annual growth rate thereafter. A 1% increase in these annual trend rates would have increased the accumulated postretirement benefit obligation at February 28, 1997 by $30.5 million with a corresponding effect on fiscal 1997 postretirement benefit expense of $4.0 million. The discount rate used to estimate the accumulated postretirement benefit obligation was 7.5% and 7.0% in fiscal 1997 and 1996, respectively. Plan assets of $5.7 million consist of guaranteed investment contracts earning a 13.7% annual rate of return. The Company generally intends to fund claims as reported.

     The status of the Company's plans at February 28, 1997 and 1996 was as follows:


                                                       1997        1996
                                                       ----        -----
Accumulated postretirement benefit obligations
   Retirees and dependents                          $  288.7    $  348.7
   Fully eligible active plan participants              29.3        35.5
   Other active plan participants                       30.4        47.2
                                                    --------     --------
Total accumulated postretirement benefit obligation    348.4       431.4

Plan assets at fair value                               (5.7)       (5.9)
Unrecognized prior service cost                          1.6         1.7
Unrecognized net actuarial gain                         89.6         9.9
                                                    --------    --------
Accrued postretirement benefit obligation           $  433.9    $  437.1
                                                    --------    --------
                                                    --------    --------

15.    BUSINESS SEGMENTS

The Company is a diversified food company that operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. The Company has three business segments. Grocery & Diversified Products includes companies that produce shelf-stable and frozen foods. This segment markets food products in retail and food-service channels. Refrigerated Foods includes companies that produce and market branded processed meats, beef, pork, chicken, turkey and cheese products to retail and foodservice markets. Food Inputs & Ingredients includes companies involved in distribution of agricultural inputs--crop protection chemicals, fertilizers and seeds--and procurement, processing, trading and distribution of commodity food ingredients.

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

-------------------------------------------------------------------------------
58  ConAgra, Inc.  1997 Annual Report

                                                     1997           1996          1995
                                                  ----------     ----------     ----------
Sales to unaffiliated customers
   Food Inputs & Ingredients                      $  5,927.6     $  5,963.0     $  5,405.1
   Refrigerated Foods                               12,740.2       12,989.0       13,503.3
   Grocery & Diversified Products                    5,334.3        4,947.3        4,517.4
                                                  ----------     ----------     ----------
   Total                                          $ 24,002.1     $ 23,899.3     $ 23,425.8
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------
Intersegment sales
   Food Inputs & Ingredients                      $    255.7     $    256.0     $    189.1
   Refrigerated Foods                                  121.7           55.0           50.0
   Grocery & Diversified Products                       10.3            3.4            1.7
                                                  ----------     ----------     ----------
                                                       387.7          314.4          240.8
   Intersegment elimination                           (387.7)        (314.4)        (240.8)
                                                  ----------     ----------     ----------
   Total                                          $        -     $        -     $        -
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------
Net sales
   Food Inputs & Ingredients                      $  6,183.3     $  6,219.0     $  5,594.2
   Refrigerated Foods                               12,861.9       13,044.0       13,553.3
   Grocery & Diversified Products                    5,344.6        4,950.7        4,519.1
   Intersegment elimination                           (387.7)        (314.4)        (240.8)
                                                  ----------     ----------     ----------
   Total                                          $ 24,002.1     $ 23,899.3     $ 23,425.8
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------
Operating profit (Note a)
   Food Inputs & Ingredients                      $    352.1     $    241.7     $    261.0
   Refrigerated Foods                                  379.8          121.2          416.4
   Grocery & Diversified Products                      810.3          624.6          615.6
                                                  ----------     ----------     ----------
   Total operating profit                            1,542.2          987.5        1,293.0

   General corporate expenses (Note b)                 178.6          219.0          137.6
   Goodwill amortization                                68.6           69.5           71.4
   Interest expense - excluding financial
    businesses                                         277.3          290.4          258.1
                                                  ----------     ----------     ----------
   Total                                          $  1,017.7       $  408.6       $  825.9
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------

Identifiable assets
   Food Inputs & Ingredients                      $  3,339.2     $  3,368.0     $  2,797.4
   Refrigerated Foods                                3,805.4        3,641.6        4,006.8
   Grocery & Diversified Products                    3,748.2        3,654.4        3,580.0
   Corporate                                           384.3          532.6          416.8
                                                  ----------     ----------     ----------
   Total                                          $ 11,277.1     $ 11,196.6     $ 10,801.0
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------

Additions to property, plant and
 equipment - including businesses acquired
   Food Inputs & Ingredients                      $    181.1      $   410.3      $    81.2
   Refrigerated Foods                                  312.3          351.5          199.6
   Grocery & Diversified Products                      230.4          246.9          275.5
   Corporate                                             5.6            7.4             .9
                                                  ----------     ----------     ----------
   Total                                          $    729.4      $ 1,016.1      $   557.2
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------

Depreciation and amortization
   Food Inputs & Ingredients                      $     62.6      $    72.7      $    64.0
   Refrigerated Foods                                  164.7          159.7          149.7
   Grocery & Diversified Products                      180.9          170.1          156.0
   Corporate                                             5.6            5.4            6.1
                                                  ----------     ----------     ----------
   Total                                          $    413.8      $   407.9      $   375.8
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------

Note (a):  Fiscal 1996 includes before-tax non-recurring charges of $452.8 million (Note 2). The charges were included in operating profit as follows: $110.6 million in Food Inputs & Ingredients; $265.8 million in Refrigerated Foods; and $76.4 million in Grocery & Diversified Products.

Note (b):  Fiscal 1996 includes a before-tax charge of $55.0 million relating to the disposal of certain non-core businesses (Note 2).

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  59

16.    QUARTERLY RESULTS (UNAUDITED)

                                                                             Stock Market
                                               Net Income (Loss)                Price                Dividends
             Net            Gross       ----------------------------   ------------------------       Declared
            Sales          Profit          Amount       Per Share        High           Low          Per Share
         ------------   -------------   ------------   -------------   ----------   -----------    -------------
1997

First    $   6,157.5     $    791.9       $   96.1        $   .42       $  47.38       $  41.38       $  .2375

Second       6,590.2          958.2          187.3            .82          53.00          41.50          .2725

Third        5,459.1          877.6          145.1            .63          55.25          48.38          .2725

Fourth       5,795.3          932.6          186.5            .81          61.50          51.50          .2725
         -----------     ----------       --------        -------       --------       --------      ---------
YEAR     $  24,002.1     $  3,560.3       $  615.0        $  2.68       $  61.50       $  41.38      $  1.0550
         -----------     ----------       --------        -------       --------       --------      ---------
         -----------     ----------       --------        -------       --------       --------      ---------

1996

First     $  6,175.0       $  801.8        $  87.1         $  .36       $  39.38       $  32.50       $  .2075

Second       6,417.5          952.5          167.1            .72          40.38          37.00          .2375

Third        5,559.6          867.7          128.4            .55          47.13          39.50          .2375

Fourth       5,747.2          877.4         (193.7)*         (.84)*        44.63          37.63          .2375
         -----------     ----------       --------        -------      ---------       --------      ---------
YEAR     $  23,899.3     $  3,499.4       $  188.9*        $  .79*       $ 47.13       $  32.50       $  .9200
         -----------     ----------       --------        -------      ---------       --------      ---------
         -----------     ----------       --------        -------      ---------       --------      ---------

* Includes non-recurring charges of $356.3 million, or $1.55 per share (Note 2).

17.  SUBSEQUENT EVENT


On July 11, 1997, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend, payable October 1, 1997, to shareholders of record as of September 5, 1997. Share and per share amounts in the consolidated financial statements have not been restated to reflect the split.

-------------------------------------------------------------------------------
60  ConAgra, Inc.  1997 Annual Report

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra, Inc.

     We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 25, 1997 and May 26, 1996, and the related consolidated statements of earnings, common stockholders' equity and cash flows for each of the three years (fifty-two weeks) in the period ended May 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 25, 1997 and May 26, 1996, and the results of their operations and their cash flows for each of the three years (fifty-two weeks) in the period ended May 25, 1997 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the Consolidated Financial Statements, in fiscal 1996 ConAgra, Inc. adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 11, 1997
Omaha, Nebraska


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

-from ConAgra's Philosophy, page 6
(originally published in 1976)


PRINCIPAL OFFICERS

The principal officers of the company include, among others, those listed on pages 64 and 65 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.


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

--------------------------------------------------------------------------------
                                           ConAgra, Inc.  1997 Annual Report  61

INVESTOR INFORMATION

CONAGRA STOCK

ConAgra's common stock is listed on the New York Stock Exchange.  Ticker symbol:
CAG.

     At the end of fiscal 1997, 238.1 million shares of common stock were outstanding, including 13.1 million shares held in the company's Employee Equity Fund. There were 31,000 stockholders of record, 29,000 holders via ConAgra's 401(k) plan for employees and an estimated 95,000 "street-name" beneficial holders whose shares are held in names other than their own -- in brokerage accounts, for example. During fiscal 1997, 116 million shares were traded, a daily average of about 460,000 shares.

     ConAgra will split the company's common stock two-for-one effective October 1, 1997. Stockholders of record on September 5, 1997 will receive one additional share for each share owned on that date.

     The Series A, Series B and Series C preferred securities of ConAgra Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbols:
CAG PrA, CAG PrB, CAG PrC. For the current dividend rate of ConAgra Capital's Series B adjustable rate preferred securities, call (800) 840-3404.

COMMON STOCK DIVIDENDS

ConAgra normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. The current annual dividend rate is $1.09 per share. The company's dividend objective and results are on page 5 of this report.

     ConAgra has paid 86 consecutive quarterly common stock dividends. The dividend was increased 14.7 percent beginning with the December 2, 1996 payment. ConAgra has increased common stock dividends per share 14 percent or more for 22 consecutive years.

ANNUAL MEETING OF STOCKHOLDERS

ConAgra's annual stockholders' meeting will be held on Thursday, September 25, 1997 at 1:30 p.m. at the Doubletree Hotel (formerly the Red Lion Inn), 1616 Dodge Street, Omaha, Nebraska. Please note the new location. See the proxy statement for additional information.

NEWS AND PUBLICATIONS

Call ConAgra Investor Information at (800) CAG-0244 to hear current company news, including quarterly earnings and common stock dividends, or to request printed materials such as the mid-year report or the Form 10-K, an annual filing with the Securities and Exchange Commission. ConAgra stockholders also can obtain the Form 10-K at no charge by writing to: Walter H. Casey, Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.

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

     Visit the ConAgra home page on the Internet at HTTP://WWW.CONAGRA.COM.

SHAREHOLDER SERVICES

Stockholders of record who have questions about or need help with their account may contact ConAgra Shareholder Services, (800) 840-3404.

     Through ConAgra's Shareholder Service Plan, stockholders of record may:

* Have stock certificates held by ConAgra Shareholder Services for safekeeping and to facilitate sale or purchase of shares.

* Automatically reinvest some or all dividends in ConAgra common stock. About 60 percent of ConAgra's stockholders of record participate.

* Purchase additional shares of ConAgra common stock through voluntary cash investments of $50 to $50,000 per calendar year.

* Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

For more information, call ConAgra Shareholder Services, (800) 840-3404.

CORPORATE HEADQUARTERS
ConAgra, Inc.
One ConAgra Drive
Omaha, NE  68102-5001
(402) 595-4000
Corporate Secretary (402) 595-4005
Investor Relations (402) 595-4154 (for analyst/investor inquiries) Corporate Relations (402) 595-4153 (for media/other inquiries)

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
(800) 840-3404

-------------------------------------------------------------------------------
62  ConAgra, Inc.  1997 Annual Report

CORPORATE CITIZENSHIP

ConAgra is committed to being a good corporate citizen in the communities where our employees work and live. We aim to have a lasting, positive impact on the quality of life in these communities and, as our focus on sustainable development illustrates, on the broader "global" community we all share.

INVESTING IN OUR COMMUNITIES

ConAgra's policy is to contribute in cash an average of one percent of pretax earnings to organizations that are working to improve our communities or our world. We focus our resources in four areas: Education, Health and Human Services, Arts and Culture, and Civic and Community Betterment. In fiscal 1997, the ConAgra Foundation made cash grants to more than 300 nonprofit organizations in these areas of focus.

SUSTAINABLE DEVELOPMENT

ConAgra is committed to an environmental policy known as sustainable development. Sustainable development is defined as "development that meets the needs of today without compromising the ability of future generations to meet their own needs."

[PHOTO/Light bulb with dollar sign]

CUTLINE: THROUGH AN INNOVATIVE ENERGY MANAGEMENT SYSTEM, CONAGRA POULTRY COMPANY'S PLANT IN FARMERVILLE, LOUISIANA, HAS REDUCED ITS USE OF ELECTRICITY BY EIGHT PERCENT, NATURAL GAS BY 14 PERCENT AND WATER BY 24 PERCENT. ANNUAL
SAVINGS:  MORE THAN $390,000.

[PHOTO:  Banquet chicken dinner package]

CUTLINE: CONAGRA FROZEN FOODS SUBSTANTIALLY REDUCED THE MATERIALS USED IN ITS BANQUET CHICKEN DINNER PACKAGES. ANNUAL SAVINGS: $1.3 MILLION.

     ConAgra people are committed to creating environmentally sustainable forms of economic progress. Each year, we recognize these efforts with ConAgra Sustainable Development (SD) Achievement Awards for ConAgra companies with exemplary programs.

     In the more than 100 applications for the 1997 SD Awards, ConAgrans reported that their energy and water conservation programs, for example, generated close to $12 million in annual savings. Innovative ConAgra programs and processes saved more than 5 billion gallons of water, 2.5 million kilowatts of energy and more than 200 million cubic feet of natural gas.

     Improving packaging is another way ConAgrans help the environment and add to ConAgra's bottom line. By resizing cartons, trimming package trays and using less packaging components, projects nominated for 1997 SD Awards saved close to 3 million pounds of packaging from going to landfills. These reductions in packaging saved ConAgra $3.2 million in annual packaging costs.

     In addition to the SD Awards applicants, there are many more ConAgrans who are conserving natural resources AND saving the company millions of dollars by developing cleaner production processes, improving recycling and reducing solid waste.

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  63

PRINCIPAL OFFICERS

OFFICE OF THE CHAIRMAN

PHILIP B. FLETCHER, 64
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Chief executive officer since September 16, 1992; chairman since May 31, 1993. Named president and chief operating officer of ConAgra in 1989. Joined ConAgra in 1982 as president of Banquet Foods Company. Thirty-nine years of food industry experience; formerly associated with Heublein Company, H.J. Heinz, U.S.A. and Campbell Soup Company.

BRUCE ROHDE, 48
VICE CHAIRMAN AND PRESIDENT
Named to current position in August 1996. ConAgra's general counsel since 1984. President of McGrath, North, Mullin & Kratz, P.C. 1985-August 1996. Represented ConAgra as a principal attorney and legal advisor since 1974. Twenty-four years of experience in business consulting and mergers and acquisitions.

LEROY O. LOCHMANN, 62
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA REFRIGERATED FOODS COMPANIES
Named to current position in January 1995. Named to the Office of the Chairman in August 1996. Named to ConAgra's Office of the President in 1990. President and chief operating officer of Armour Swift-Eckrich 1990-1993. President and chief operating officer of ConAgra Meat Products Companies 1993-1995. Joined ConAgra in August 1990 when ConAgra acquired Beatrice Company. President of Swift-Eckrich 1984-1990. Forty-four years of meat industry experience in operations and management.

OFFICE OF THE PRESIDENT

LEROY O. LOCHMANN, 62
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA REFRIGERATED FOODS COMPANIES
(See biographical information above.)

DAVID J. GUSTIN, 46
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA GROCERY PRODUCTS COMPANIES
Named to current position in July 1996. President of Hunt-Wesson Grocery Products Companies 1995-1996. Joined ConAgra in 1992 as president of Orville Redenbacher/Swiss Miss Foods Company. Twenty-four years of food industry experience in marketing and general management; formerly associated with Frito-Lay, Inc. and General Foods Corporation.

THOMAS L. MANUEL, 50
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA TRADING AND PROCESSING COMPANIES
Named to current position in February 1994. President of ConAgra Grain Processing Companies 1988-1994. Joined ConAgra in 1977 as general manager of ConAgra Feed Ingredient Merchandising Company. President of ConAgra Flour Milling Company 1987-1994. Twenty-seven years of experience in the grain processing and commodity trading industries.

FLOYD MCKINNERNEY, 60
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA AGRI-PRODUCTS COMPANIES
Named to current position in 1987. Joined ConAgra in 1978 as president of Mid Valley Chemicals. Thirty-six years of experience in the agricultural chemical industry; formerly co-owner of Dennison's Chemical Company, Weslaco, Texas.

JAMES D. WATKINS, 49
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA DIVERSIFIED PRODUCTS COMPANIES
Named to current position in June 1993. Named to the Office of the President in August 1991 after Golden Valley Microwave Foods merged with ConAgra. President and chief operating officer of Golden Valley, Lamb-Weston and Arrow Industries 1991-1993. Twenty-six years of food industry experience in the development and marketing of microwave food products and general management. Founder of Golden Valley Microwave Foods in 1978; formerly associated with The Pillsbury Company.


CORPORATE

MANAGEMENT EXECUTIVE COMMITTEE

OFFICE OF THE CHAIRMAN
     PHILIP B. FLETCHER
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     BRUCE ROHDE
     VICE CHAIRMAN AND PRESIDENT

     LEROY O. LOCHMANN
     PRESIDENT AND CHIEF OPERATING OFFICER
     CONAGRA REFRIGERATED FOODS COMPANIES

OFFICE OF THE PRESIDENT
(THE FIVE EXECUTIVES LISTED UNDER OFFICE OF THE PRESIDENT ON THIS PAGE)

KENNETH W. DIFONZO
VICE PRESIDENT AND CONTROLLER

DWIGHT J. GOSLEE
SENIOR VICE PRESIDENT, BUSINESS SYSTEMS AND DEVELOPMENT, AND CHIEF INFORMATION OFFICER

JAMES P. O'DONNELL
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

GERALD B. VERNON
SENIOR VICE PRESIDENT, HUMAN RESOURCES

DAVID R. WILLENSKY
SENIOR VICE PRESIDENT, CORPORATE PLANNING AND DEVELOPMENT


CORPORATE STAFF

JAY D. BOLDING
VICE PRESIDENT, INTERNAL AUDIT

WALTER H. CASEY
VICE PRESIDENT, INVESTOR RELATIONS AND CORPORATE SECRETARY

JOHN J. DILL
VICE PRESIDENT, TAXES

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

MARGARET E. LACEY
VICE PRESIDENT, CORPORATE TREASURER

ARCHIE L. MEAIRS
VICE PRESIDENT, INSURANCE AND LOSS CONTROL

DAVID G. PEDERSON
VICE PRESIDENT, COMPENSATION AND BENEFITS

JOSEPH V. PETTY
VICE PRESIDENT, MANAGEMENT INFORMATION SYSTEMS

LYNN L. PHARES
VICE PRESIDENT, CORPORATE RELATIONS

JANET M. RICHARDSON
VICE PRESIDENT, CORPORATE FACILITIES AND SERVICES

-------------------------------------------------------------------------------
64  ConAgra, Inc.  1997 Annual Report

DONALD J. STONE
VICE PRESIDENT, TRANSPORTATION

MICHAEL J. TRAUTSCHOLD
VICE PRESIDENT, CORPORATE MARKETING SERVICES

MICHAEL D. WALTER
SENIOR VICE PRESIDENT, TRADING AND PROCUREMENT MANAGEMENT

LEGAL COUNSEL

  MCGRATH, NORTH, MULLIN & KRATZ, P.C.
  OMAHA, NEBRASKA

  GENERAL COUNSEL:
  DAVID L. HEFFLINGER

    ASSISTANT GENERAL COUNSELS:
    LEO A. KNOWLES
    ROGER W. WELLS


INDEPENDENT OPERATING COMPANIES

CONAGRA AGRI-PRODUCTS COMPANIES

FLOYD MCKINNERNEY
PRESIDENT AND CHIEF OPERATING OFFICER

     PHILIP J. JAMES, EXECUTIVE VICE PRESIDENT
     UNITED AGRI PRODUCTS COMPANIES
     J. CHARLES BLUE, PRESIDENT

CONAGRA DIVERSIFIED PRODUCTS COMPANIES

JAMES D. WATKINS
PRESIDENT AND CHIEF OPERATING OFFICER

     CONAGRA FOODS LTD.
     UNITED KINGDOM SALES COMPANY
     WILLIAM D. BAINBRIDGE, MANAGING DIRECTOR

     CONAGRA SEAFOOD COMPANIES
     JESSE GONZALEZ, PRESIDENT

     EUROMEATS
     LUIS GARCIA, MANAGING DIRECTOR

     LAMB-WESTON, INC.
     RICHARD A. PORTER, PRESIDENT

CONAGRA GROCERY PRODUCTS COMPANIES

DAVID J. GUSTIN
PRESIDENT AND CHIEF OPERATING OFFICER

     CONAGRA FROZEN FOODS
     JAMES T. SMITH, PRESIDENT

     CONAGRA GROCERY PRODUCTS COMPANIES INTERNATIONAL
     TAKETO MURATA, PRESIDENT

     GOLDEN VALLEY MICROWAVE FOODS, INC.
     JOHN S. MCKEON, PRESIDENT

     HUNT-WESSON GROCERY PRODUCTS COS.
     EDWARD A. SNELL, PRESIDENT

          HUNT FOODS COMPANY
          GLEN A. SMITH, PRESIDENT

          HUNT-WESSON FOODSERVICE COMPANY
          GARNET E. PIGDEN, PRESIDENT

          HUNT-WESSON GROCERY PRODUCTS SALES COMPANY
          DOUGLAS A. KNUDSEN, PRESIDENT

          ORVILLE REDENBACHER/SWISS MISS FOODS COMPANY
          RONALD DOORNINK, PRESIDENT

          WESSON/PETER PAN FOODS CO.
          JOSEPH JIMENEZ, PRESIDENT

CONAGRA REFRIGERATED FOODS COMPANIES

LEROY O. LOCHMANN
PRESIDENT AND CHIEF OPERATING OFFICER

     AUSTRALIA MEAT HOLDINGS PTY LTD.
     KEITH E. LAWSON, EXECUTIVE CHAIRMAN

     BEATRICE CHEESE COMPANY
     KEVIN J. RUDA, PRESIDENT

     BUTTERBALL TURKEY COMPANY
     DEAN E. FALK, PRESIDENT

     CONAGRA BEEF COS.
     ALAN E. GLUECK, PRESIDENT

          CONAGRA CATTLE FEEDING COMPANY*
          GARY P. WHITE, PRESIDENT

          CONAGRA FRESH MEATS COMPANY
          ALAN E. GLUECK, PRESIDENT

          E.A. MILLER INC.
          TED A. MILLER, PRESIDENT

          MONFORT BEEF AND LAMB COMPANY
          KEVIN D. LAFLEUR, PRESIDENT

     CONAGRA POULTRY COMPANY
     RUSSELL J. BRAGG, PRESIDENT

          PROFESSIONAL FOOD  SYSTEMS
          J. ROLAN BREVARD, PRESIDENT

          TEXAS SIGNATURE FOODS
          DONALD W. BURDETTE, PRESIDENT

     CONAGRA REFRIGERATED FOODS FOODSERVICE
     GARY K. HARMON, PRESIDENT

     CONAGRA REFRIGERATED FOODS INTERNATIONAL SALES CORPORATION
     CHARLES K. MONFORT, PRESIDENT

     CONAGRA REFRIGERATED PREPARED FOODS
     TIMOTHY M. HARRIS, PRESIDENT

          CONAGRA PREPARED MEATS FOODSERVICE
          RICHARD G. SCALISE, PRESIDENT

          DECKER FOOD COMPANY
          L. RICHARD BELSITO, PRESIDENT

          NATIONAL FOODS INC.
          STEVEN B. SILK, PRESIDENT

     COOK FAMILY FOODS, LTD.
     EUGENE J. DEMBKOSKI,
     CHIEF OPERATING OFFICER

     SWIFT & COMPANY
     DAVID B. HEGGESTAD, PRESIDENT

CONAGRA TRADING AND PROCESSING COMPANIES

THOMAS L. MANUEL
PRESIDENT AND CHIEF OPERATING OFFICER

     LARRY A. CARTER, EXECUTIVE VICE PRESIDENT

     CONAGRA MALT
     (50-percent owned)
     DONALD C. SMITH, PRESIDENT

     MOLINOS DE PUERTO RICO
     MANUEL O. HERRERA, PRESIDENT

     CONAGRA COMMODITY MANAGEMENT COMPANY
     CONAGRA CATTLE FEEDING COMPANY*
     GARY P. WHITE, PRESIDENT

     CONAGRA COMMODITY SERVICES
     GREGORY A. HECKMAN, PRESIDENT

     CONAGRA FLOUR MILLING COMPANY
     DAREK M. NOWAKOWSKI, PRESIDENT

     CONAGRA GRAIN COMPANIES
     FRED E. PAGE, PRESIDENT

     CONAGRA INTERNATIONAL FERTILIZER COMPANY
     BRIAN D. HARLANDER, PRESIDENT

     KBC TRADING AND PROCESSING COMPANY
     ROBERT J. CORKERN, PRESIDENT

     UNITED SPECIALTY FOOD INGREDIENTS COS.
     RAYMOND J. DE RIGGI, PRESIDENT

* ConAgra Cattle Feeding Company is a joint venture between ConAgra Refrigerated Foods Cos. and ConAgra Trading and Processing Cos.

-------------------------------------------------------------------------------
                                          ConAgra, Inc.  1997 Annual Report  65

BOARD OF DIRECTORS

[PHOTO]

                                        1.  FRED WELLS
                                        2.  PHIL FLETCHER
                                        3.  BRUCE ROHDE
                                        4.  CARL REICHARDT
                                        5.  JANE THOMPSON
                                        6.  BOB KRANE
                                        7.  WALTER SCOTT
                                        8.  MARJORIE SCARDINO
                                        9.  GERRY RAUENHORST
                                       10.  DR. CLAYTON YEUTTER
                                       11.  BILL STOCKS
                                       12.  MIKE HARPER
                                       13.  DR. RON ROSKENS
                                       14.  TOM WILLIAMS
                                       15.  KEN STINSON
                                       16.  MOGENS BAY

BOARD COMMITTEES

EXECUTIVE COMMITTEE
Charles M. Harper, Chairman
Philip B. Fletcher
Gerald Rauenhorst
Bruce Rohde
Walter Scott, Jr.

AUDIT COMMITTEE
Walter Scott, Jr., Chairman
Mogens C. Bay
Robert A. Krane
Jane J. Thompson
Frederick B. Wells

CORPORATE AFFAIRS COMMITTEE
Gerald Rauenhorst, Chairman
Dr. Ronald W. Roskens
Marjorie M. Scardino
Kenneth E. Stinson
William G. Stocks

HUMAN RESOURCES COMMITTEE
Carl E. Reichardt, Chairman
Thomas R. Williams
Dr. Clayton K. Yeutter

-------------------------------------------------------------------------------
66  ConAgra, Inc.  1997 Annual Report

MOGENS C. BAY, 48
OMAHA, NEBRASKA.
President and chief executive officer of Valmont Industries (irrigation equipment, metal fabricating). Director since December 1996.

PHILIP B. FLETCHER, 64
OMAHA, NEBRASKA.
Chairman of ConAgra board of directors since May 1993 and chief executive officer of ConAgra since September 1992. Director since 1989.

CHARLES M. HARPER, 69
OMAHA, NEBRASKA.
Former chairman and chief executive officer of RJR Nabisco Holdings Corp. ConAgra chief executive officer 1976 - September 1992. Chairman of ConAgra board 1981 - May 1993. Director since 1975.

ROBERT A. KRANE, 63
DENVER, COLORADO.
Consultant, KRA, Inc. Former president and chief executive officer of Central Bancorporation (financial services). Director since 1982.

GERALD RAUENHORST, 69
MINNEAPOLIS, MINNESOTA.
Chairman of the board and chief executive officer of Opus U.S. Corporation and Opus U.S., LLC (real estate, construction and development). Director since 1982.

CARL E. REICHARDT, 66
SAN FRANCISCO, CALIFORNIA.
Former chairman and chief executive officer of Wells Fargo & Company and Wells Fargo Bank. Director since 1993.

BRUCE ROHDE, 48
OMAHA, NEBRASKA.
Vice chairman of ConAgra board of directors and president since August 1996. Former ConAgra general counsel and president of McGrath, North, Mullin & Kratz, P.C.

DR. RONALD W. ROSKENS, 64
OMAHA, NEBRASKA.
President of Global Connections, Inc. (international business consulting). Former president of the University of Nebraska. Director since 1992.

MARJORIE M. SCARDINO, 50
LONDON, ENGLAND.
Chief executive of Pearson Plc. (international media company). Director since 1994.

WALTER SCOTT, JR., 66
OMAHA, NEBRASKA.
President and chairman of the board of Peter Kiewit Sons', Inc. (construction, mining and telecommunications). Director since 1986.

KENNETH E. STINSON, 54
OMAHA, NEBRASKA.
Chairman and chief executive officer of Kiewit Construction Group Inc. and executive vice president of parent company Peter Kiewit Sons', Inc. (construction, mining and telecommunications). Director since December 1996.

WILLIAM G. STOCKS, 70
PHOENIX, ARIZONA.
Former chairman of the board and chief executive officer of Peavey Company. Director since 1982.

JANE J. THOMPSON, 46
HOFFMAN ESTATES, ILLINOIS.
President, Home Services, Sears, Roebuck and Co. (retailing).  Director since
1995.

FREDERICK B. WELLS, 69
MINNEAPOLIS, MINNESOTA.
President of Asian Fine Arts (fine arts retailing).  Director since 1982.

THOMAS R. WILLIAMS, 68
ATLANTA, GEORGIA.
President and director of The Wales Group, Inc. (investment management and counseling). Director since 1978.

DR. CLAYTON K. YEUTTER, 66
MCLEAN, VIRGINIA.
Of counsel with Washington, D.C. law firm Hogan & Hartson. Former U.S. Trade Representative and Secretary of Agriculture. Director 1980-1985 and since 1992.


[PHOTO/ConAgra campus]

IN THE FOREGROUND: CONAGRA'S CORPORATE HEADQUARTERS AND THE HEADQUARTERS OF SEVERAL CONAGRA INDEPENDENT OPERATING COMPANIES ARE LOCATED IN HEARTLAND OF AMERICA LAKE IN DOWNTOWN OMAHA, NEBRASKA, NEXT TO THE MISSOURI RIVER.

[RECYCLED LOGO]
Printed on recycled paper.

[CONAGRA LOGO]

CONAGRA, INC.
ONE CONAGRA DRIVE
OMAHA, NE  68102-5001