Form 10-K, Exhibit 13
period 1998-05-31
CONAGRA INC /DE/
filed 1998-08-28
CIK 23217

CONAGRA, INC. is a diversified international food company. We operate across the food chain in 35 countries around the world. Our mission is to increase stockholders' wealth. Our job is to help feed people better.

     ConAgra people are committed to excellence - excellence in the results we achieve, in the products and services we provide, and excellence in the way we do our jobs. We pride ourselves on our success in serving our customers and meeting consumer needs.

Contents

Financial Highlights                                       1
Letter to Stockholders                                     2
Objectives & Results                                       4
An Appetite for Excellence                                 6
Business Review
     Grocery & Diversified Products                       22
     Refrigerated Foods                                   27
     Food Inputs & Ingredients                            31
Sales & Operating Profit by Segment                       35
Eleven-Year Results                                       36
Management's Discussion & Analysis                        38
Consolidated Financial Statements                         45
Notes to Financial Statements                             50
Independent Auditors' Report                              63
Board of Directors                                        64
Principal Officers                                        66
World Map of ConAgra Operations                           68
Corporate Citizenship                                     70
Investor Information                       Inside Back Cover

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

FINANCIAL HIGHLIGHTS

                                                                 Fiscal Year Ended
                                                                 -----------------
                                                          May 31,        May 25,        Percent
Dollars in millions except per share amounts               1998           1997           Change
------------------------------------------------------------------------------------------------
Net sales                                               $23,840.5      $24,002.1           -.7%
Income before income taxes and change in accounting     $ 1,021.1      $ 1,017.7            .3%
Income before change in accounting                      $   628.0      $   615.0           2.1%
Net income                                              $   613.2      $   615.0           -.3%
Basic income per share before change in accounting      $     1.39     $     1.36          2.2%
Basic income per share                                  $     1.36     $     1.36             -
Diluted income per share before change in accounting    $     1.36     $     1.34          1.5%
Diluted income per share                                $     1.33     $     1.34          -.7%
Cash earnings return on year-beginning
     common stockholders' equity *                           28.1%          30.3%
          5-year average:  26.2%
Common stock price at year end                          $    29.25     $    30.25         -3.3%
Common stock dividend rate at year end                  $      .625    $      .545        14.7%
Employees at year end                                      82,629         82,169            .6%
------------------------------------------------------------------------------------------------

* As defined on page 4, Objectives & Results.

THROUGHOUT THIS REPORT, ALL REFERENCES TO NUMBER OF COMMON SHARES AND AMOUNTS PER SHARE REFLECT AN OCTOBER 1, 1997 2-FOR-1 STOCK SPLIT.

     [GRAPH]

18 Years of Record Diluted Earnings per Share (In dollars)
Compound Growth Rate:  15%

1980 = .11;  1981 = .16;  1982 = .19;  1983 = .20;  1984 = .23;
1985 = .29;  1986 = .33;  1987 = .41;  1988 = .43;  1989 = .54;
1990 = .61;  1991 = .71;  1992 = .75;  1993 = .79;  1994 = .90;
1995 = 1.02;  1996 = 1.17;  1997 = 1.34;  1998 = 1.36


     [GRAPH]

Dividends per Share (In cents)
Compound Growth Rate:  15.4%

1980 = .046;  1981 = .054;  1982 = .062;  1983 = .072;  1984 = .082;
1985 = .094;  1986 = .108;  1987 = .124;  1988 = .144;  1989 = .166;
1990 = .193;  1991 = .223;  1992 = .260;  1993 = .300;  1994 = .348;
1995 = .401;  1996 = .460;  1997 = .528;  1998 = .605

Excludes accounting changes in 1993 and 1998, non-recurring charges in 1983, 1984 and 1996, non-recurring income in 1990.

                                                      1998 Annual Report 1

TO OUR STOCKHOLDERS, EMPLOYEES AND OTHER FRIENDS

An Appetite for Excellence
The theme of this annual report is "An Appetite for Excellence" -- with good reason. ConAgra's appetite for excellence in people, products and performance has led to the best long-term earnings growth record among all major food companies in the world.
     ConAgra's earnings per share have increased every year since 1980, excluding required accounting changes and non-recurring charges. Since 1980 our company's earnings per share have grown at an average annual rate of 15 percent, fulfilling our 14-percent trend line earnings growth objective. Other major food companies averaged about nine-percent earnings-per-share growth during the same period.
     There has been a pattern to ConAgra's long-term earnings growth. Earnings per share grow at a 14-plus-percent pace for three or four years, then drop off to single-digit growth, typically as a result of industry conditions, then resume 14-plus percent growth.

Fiscal 1998 Results

Fiscal 1998 was a drop-off year, more precisely a drop-off second half, on the heels of four years of 14-plus percent average earnings growth. Following 13-percent earnings-per-share growth in the first half, earnings per share fell eight percent in the second half, excluding a one-time, non-cash provision for a required accounting change. The full-year gain was 1.5 percent, excluding the accounting change.
     Most ConAgra businesses performed very well last year. Our Grocery & Diversified Products and Food Inputs & Ingredients business segments increased operating profit 12.5 percent and 18 percent, respectively. Branded processed meats, the largest profit contributor in Refrigerated Foods, also enjoyed double-digit operating profit growth. Moreover, these businesses all beat their annual profit plans.
     On the other hand, abnormally high supply growth and decelerating Asian export demand depressed selling prices and profit margins in the fresh meat and poultry industry. Pressured by the protein glut, our fresh meat and poultry earnings plummeted during fiscal 1998's second half, and Refrigerated Foods full-year operating profit was down 40 percent.

Fiscal 1999 Outlook
Our game plan for the new fiscal year is straightforward. Maintain positive earnings momentum in businesses that performed well last year and improve protein performance. We are making strides in our protein performance. We are targeting earnings growth in fiscal 1999, with results improving as the year progresses.

Rewarding Stockholders
ConAgra's mission is uncomplicated: increase stockholders' wealth. We've rewarded our stockholders with premium long-term returns. During fiscal 1998, we split ConAgra's common stock two-for-one and increased the dividend 14.7 percent, the 23rd consecutive year of dividend increases of at least 14 percent.
     Over the last 10 fiscal years, ConAgra's average annual total return to investors was 19.4 percent, including reinvested dividends. Our stock price grew at a 16.8-percent pace, beating a strong stock market's 15.7-percent growth rate. However, our recent stock price performance is unsatisfactory. The remedy is earnings growth. We are managing aggressively to drive earnings and sustain 14-percent trend line earnings-per-share growth.

Leadership and Growth
The three keys to driving long-term earnings growth are leadership, profit margin expansion and profitable top-line growth. As always, strong leadership is most important.
     We've aggressively strengthened leadership in ConAgra's protein sector, particularly in the beef business, which hurt earnings last year. New leadership, headed by a proven 20-year ConAgra executive, is building a top-notch management team to shore up results.
     As the new year began, we announced a series of leadership and organizational initiatives to accelerate growth in branded shelf-stable grocery products, foodservice, international agri-products, biotech activities and commodity management.

2  ConAgra, Inc.

     These initiatives share two common facets. First, they are designed to do better what we do well. Second, these initiatives are led by executives with well-established records of growing ConAgra businesses successfully.
     We expect our corporate staff officers to be leaders of change and growth. During the past year, we've strengthened corporate leadership in mergers and acquisitions, marketing, information technology and human resources.

2  ConAgra, Inc.

Margin Expansion
ConAgra's operating and pretax profit margins have improved over 65 percent in the 1990s. We want to continue to improve by adding at least a full percentage point during the next three years. One point is powerful, equal to nearly $240 million in additional pretax earnings.
     Some of ConAgra's margin improvement in the 1990s came from a targeted process we called Get The Family Money!. Its emphasis on profit-building collaboration among our operating companies helped set the stage for our new strategic sourcing initiative.
     This initiative is focused on becoming a much more efficient customer by leveraging ConAgra-wide procurement of raw materials, packaging and other basic goods and services. We see potential for substantial cost reduction and margin improvement.

Profitable Top-Line Growth
ConAgra's flat sales results in recent years are somewhat misleading. During the past two years, business divestments, restructuring initiatives and lower commodity costs passed through as lower selling prices reduced reported sales nearly $2.4 billion, 10 percent of total sales. Nevertheless, increasing profitable top-line growth via internal initiatives and acquisitions is a top strategic priority.
     Our acquisition pace quickened with a series of attractive additions during fiscal 1998's second half. In the first quarter of fiscal 1999, GoodMark Foods merged with ConAgra, and we announced an agreement to buy Nabisco, Inc.'s Egg Beaters and margarine businesses.
     GoodMark's Slim Jim brand and three of the margarine brands we are acquiring from Nabisco -- Parkay, Blue Bonnet and Fleischmann's -- will raise to 25 the number of ConAgra brands that each chalk up over $100 million in annual retail sales.
     Branded food products account for well over half of ConAgra's earnings. Building on our powerful brands is another important avenue to profitable top-line growth.

ConAgra's People
Gerry Rauenhorst and Fred Wells have served our shareholders well and then some as ConAgra board members since 1982. They take with them to retirement this September our congratulations and gratitude.

[PHOTO]

BRUCE ROHDE (LEFT) AND PHIL FLETCHER

     Our shareholders benefited from the contributions of four ConAgra executives who retired last year. Congratulations and many thanks to Lee Lochmann, who headed Refrigerated Foods, and corporate vice presidents Don Stone, transportation; John Dill, taxes; and Joe Petty, management information systems. We were deeply saddened by the passing of Paul Korody, our marvelous government vice president and guru for many years.
     More than 80,000 ConAgrans are the primary source of our company's strength, success and appetite for excellence. We applaud you, we thank you, and we know we can count on you to make ConAgra's future as bright as it can be.

Sincerely,

/s/  Phil Fletcher

Philip B. Fletcher
Chairman

/s/  Bruce Rohde

Bruce Rohde
President and Chief Executive Officer

                                                      1998 Annual Report 3

OBJECTIVES & RESULTS

ConAgra is committed to major financial performance objectives that drive how we manage our company and serve our mission to increase stockholders' wealth.
We incorporate in our financial objectives a concept called "cash earnings" -- net earnings plus goodwill amortization. Businesses run on cash. The principal source of internally generated cash is net earnings before depreciation of fixed assets and amortization of goodwill. Cash from depreciation is generally needed for replenishment to help maintain a going concern.
     On the other hand, goodwill represents valuable non-depreciating brands and distribution systems. We invest and incur expense throughout the year to maintain and enhance the value of these brands and distribution systems. Consequently, goodwill amortization typically is not a true economic cash cost. It, along with net earnings, is a source of "decision cash" -- cash available to invest in ConAgra's growth and pay dividends.
     It is this decision cash that we call cash earnings. We believe the cash earnings concept is an appropriate way to manage and measure our businesses. We use the cash earnings concept in our financial objectives for return on common equity and dividend growth. We do not use it in our earnings-per-share growth objective because companies are not permitted to present earnings-per-share data in any alternative form.

Return on Common Equity
Objective
ConAgra's most important financial objective is to average more than a 20% after-tax cash earnings return on year-beginning common stockholders' equity, and to earn more than a 15% return in any given year.
     In determining results as shown in the table below, the 1996 results exclude non-recurring charges of $356.3 million after tax, and the 1998 results exclude a cumulative one-time, non-cash provision of $14.8 million after tax for a required accounting change.


Result
Return on Common Equity
--------------------------------------------------
5-Year Average:                              26.2%
1994                                         23.7%
1995                                         24.4%
1996                                         24.3%
1997                                         30.3%
1998                                         28.1%
--------------------------------------------------

Financing
Objective
ConAgra's primary financing objective is to maintain a conservative balance sheet.
Long-Term Debt
Senior long-term debt normally will not exceed 30% of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics.
Short-Term Debt
     Most ConAgra businesses normally will eliminate at the end of their natural fiscal year short-term debt, net of cash, used to finance assets other than hedged commodity inventories.
     Natural year end occurs when inventories and receivables are at their annual low points -- for example, the end of February in our crop inputs business, and the end of May in many other ConAgra businesses.


Result
                                   Long-Term Debt        Short-Term Debt
------------------------------------------------------------------------
1994                                   30%                       0
1995                                   30%                       0


4  ConAgra, Inc.

1996                                   30%                       0
1997                                   30%                       0
1998                                   30%                       0
------------------------------------------------------------------------




4  ConAgra, Inc.

Earnings and Dividend Growth
Earnings Growth Objective
ConAgra's objective is to increase trend line earnings per share, on average, at the rate of at least 14%.
     Although earnings balance is a strength of ConAgra's diversified food businesses, we may not always achieve quarter-to-quarter, or sometimes year-to-year, increases in reported earnings. However, ConAgra expects to increase trend line earnings -- what we would earn over time with average or normal industry conditions -- at the rate of at least 14%.
Dividend Growth Objective
ConAgra's objective is to increase common stock dividends consistent with growth in ConAgra's trend line earnings.
     Over time, ConAgra expects common stock dividends to average in the range of 30 to 35% of cash earnings.
     Our earnings and dividend growth objectives are linked. Reported earnings-per-share growth varies year to year and may be higher or lower than trend line earnings per share. Over a long period, reported earnings per share reflect trend line earnings per share. Over a shorter period of time, dividends-per-share growth is in effect a proxy for trend line earnings-per-share growth. Dividend increases represent management's judgment of ConAgra's trend line, or underlying, earning power independent of reported earnings results.

Result
ConAgra has increased earnings per share for 18 consecutive years (see note below) at a compound annual growth rate of 15%. During the same period, dividends per share increased annually at an average rate of 15.4%.
     During the past 10 years, the growth rate of earnings per share was 12.2%, mainly due to single-digit growth in 1992, 1993 and 1998. During the same 10 years, dividends per share increased at an average rate of 15.4%, including increases of 16.9% in 1992, 15.4% in 1993 and 14.7% in 1998.
     Note: Diluted earnings per share exclude the one-time, non-cash cumulative effect of required accounting changes in 1993 and 1998 and non-recurring charges of $.78 per share in 1996. Reported earnings in 1996 were $.39 per share including the non-recurring charges.


Compound Annual Growth:
                                           10-year        18-year
------------------------------------------------------------------
Earnings per share                           12.2%          15.0%
Dividends per share                          15.4%          15.4%
------------------------------------------------------------------
     [Bar Graph]

Diluted Earnings per Share


Year:                                         1994           1995           1996           1997           1998
                                            $ 0.90         $ 1.02         $ 1.17         $ 1.34         $ 1.36

Percent Increase:                            13.9%          13.3%          14.7%          14.5%           1.5%

     [Bar Graph]

Dividends per Share

Year:                                         1994           1995           1996           1997           1998

                                            $  .3475       $  .4013       $  .4600       $  .5275       $  .6050

Percent Increase:                            15.8%          15.5%          14.6%          14.7%          14.7%


                                                      1998 Annual Report 5

Over the last five years, dividends have averaged 34.9% of cash earnings, excluding impact of non-recurring charges and accounting change.


                                                      1998 Annual Report 5

AN APPETITE FOR EXCELLENCE

From farm gate to dinner plate, superior business results and premium long-term returns to stockholders fulfill ConAgra's hunger for achievement. Our appetite for excellence is fully met when we also have satisfied customers and consumers who want even more, and employees who use their exceptional talents to provide it -- thereby renewing our success. As ConAgra has grown to about 80 independent operating companies across the global food chain, our recipe for achievement has been refined and enhanced. Essential ingredients include strong leaders who manage for profitable long-term growth; acquisitions and internal investments that contribute to business results; leveraging the interlocking strengths of ConAgra's companies across the food chain; and adding value to trusted ConAgra brands. This year's annual report provides a sampling of ConAgra's achievements and our companywide focus on growth, innovation and working smarter. At ConAgra, our "appetite for excellence" is a never-ending opportunity.

6  ConAgra, Inc.

[PHOTOS:  Various ConAgra products and employees]


                                                      1998 Annual Report 7

EXCELLENCE THROUGH GROWTH

"Mother always said you are known by the company you keep." This is a refrain warmly used to welcome visitors to Hester Industries, also known as Pierce Foods. ConAgra acquired Hester Industries in December 1997. As a producer of more than 200 value-added poultry products, Hester's addition to the ConAgra family of companies brings profitability, excellence in customer service, innovation and integrity to the table. Jeff Hester, who succeeded his father Del Hester as company president in 1989, leads 850 skilled employees who provide great-tasting, nutritious and convenient chicken products to foodservice outlets in the U.S. and nine other countries. During the past 10 years, ConAgra has acquired or created joint ventures with approximately 150 companies and invested $4.1 billion in capital projects to enhance already-owned ConAgra businesses. During the same period, net sales have increased 151 percent and ConAgra earnings per share are up 216 percent (excluding the impact of the 1998 change in accounting). ConAgra growth means making international and domestic acquisitions that fit our farm-to-plate presence and investing internally to create and sell products and services that surpass the expectations of our customers and consumers.


AT PIERCE FOODS HEADQUARTERS IN WINCHESTER, VIRGINIA, ARE, FROM LEFT:  (FRONT
ROW) DEL HESTER, FORMER PRESIDENT, AND JEFF HESTER, PRESIDENT; (MIDDLE ROW) JESSE SAAR, VICE PRESIDENT, LOGISTICS, AND TOM WIDDER, VICE PRESIDENT, ENGINEERING; (BACK ROW) ANDY SEYMOUR, VICE PRESIDENT, MARKETING; GEORGE HOTT, VICE PRESIDENT, SALES; STEVE BISHOP, VICE PRESIDENT, FINANCE; AND STEVE MYERS, VICE PRESIDENT, PRODUCTION.



8  ConAgra, Inc.

[PHOTO:  Pierce Foods Employees]




                                                      1998 Annual Report 9

INTERNATIONAL GROWTH


Identifying international opportunities, growing with domestic customers overseas and maintaining a long-term commitment to feed the world guide ConAgra's international growth. Right: Verde Valle, S.A. is a ConAgra joint venture in Mexico. As a leading packager and distributor of branded grocery products, primarily rice and beans, Verde Valle provides ConAgra with a valuable opportunity to have an important distribution link and supermarket presence in Mexico. Left: In 1994, ConAgra company Lamb-Weston, a leading supplier of french fries and other frozen products worldwide, formed a joint venture with Dutch company Meijer Frozen Foods. Today, as a preeminent supplier of potato products throughout Europe, the Holland plant is prospering.

[PHOTO]
GERT JAN VAN DEN BERG, OPERATIONS CONTROLLER AT THE LAMB-WESTON PLANT IN KRUININGEN, HOLLAND.

[PHOTO]
FROM LEFT: GERMAN ROSALES WYBO, VICE PRESIDENT, MARKETING AND R&D; SERGIO E. ROSALES WYBO, PRESIDENT; AND ALFONSO ROSALES WYBO, VICE PRESIDENT, SALES, AT VERDE VALLE IN GUADALAJARA, MEXICO.


10  ConAgra, Inc.

NEW PRODUCTS

Satisfying consumers' changing tastes and lifestyles provides ConAgra with a welcome opportunity to introduce new branded food products that are great-tasting, nutritious and easy to prepare. Combined, ConAgra innovation, experience across the food chain and an understanding of tomorrow's marketplace lead to new product success. New products shown on this page include Advantage\10 low-fat vegetarian products, Healthy Choice Bowl Creations, Orville Redenbacher's Double Feature Popcorn, Hunt's Snack Pack Puddin' Pies puddings and Banquet Hot Wings.

[PHOTO:  Various Products]


                                                      1998 Annual Report 11

EXCELLENCE THROUGH INNOVATION

Our job is to help feed people better. To do so requires innovation. At research and development centers across ConAgra, innovation and achievement flourish. The Mike Harper Product Development Center in Omaha, Nebraska, shown in the photograph, is a place where talented culinary experts, dietitians, home economists, food technologists and engineers collaborate to prepare new and enhanced food products; it is a birthplace of consumer satisfaction. Creative innovation is encouraged as part of the working culture at ConAgra. Innovation influences the agricultural and food products we produce, the way we conduct business, our diligent activities to sustain and protect the environment, and our business results. At ConAgra, earnings per share, excluding required accounting changes and non-recurring charges and income, have increased for 18 consecutive years at a compound annual growth rate of 15 percent. Innovation has enhanced our success. Accelerated innovation will guide ConAgra's future.

AT CONAGRA'S MIKE HARPER PRODUCT DEVELOPMENT CENTER IN OMAHA, NEBRASKA, ARE BEVERLY HICKEY, SENIOR FOOD TECHNOLOGIST (FOREGROUND); TIM GOODMANN, MANAGER, TECHNICAL SERVICES (BACK LEFT); AND ALECIA JONES, ASSOCIATE FOOD TECHNOLOGIST.


12  ConAgra, Inc.

[PHOTO:  Employees at Mike Harper Product Development Center]



                                                      1998 Annual Report 13

[PHOTO:  Employees at Warren Analytical Laboratory]

LEADERSHIP IN FOOD SAFETY

Food safety at ConAgra is a process of continuous improvement and innovation. In the past year alone, we invested about $20 million just in our U.S. meat and poultry plants on new food safety measures. Across all ConAgra plants, the cost of food safety is much higher -- a price we pay without hesitation. We have no greater obligation to our customers and consumers than to do our part to ensure a safe and wholesome food supply. Shown in the photo, ConAgra's Warren Analytical Laboratory in Greeley, Colorado, is a full-service food testing lab that combines the scientific skills of many talented ConAgrans with today's most reliable advanced technology to verify the effectiveness of food safety protocols. It's just one of many layers of food safety protection at work throughout ConAgra.

SHOWN ABOVE AT THE WARREN ANALYTICAL LABORATORY ARE ED GROVE, MICROBIOLOGY SUPERVISOR, AND CARA PETERSEN, MICROBIOLOGIST.


14  ConAgra, Inc.

CONVENIENCE

Consumers want quick and convenient meals and snacks to help make their lives easier. Flavor, ease of preparation and nutrition are the standards by which convenient foods are measured. ConAgra creates products that deliver convenience. We work hard to understand today's consumers and how we can be their time-saving partner. And while we provide convenient foods today, our opportunity lies in providing even more convenient and satisfying ConAgra foods tomorrow. Time-saving products shown here include Swift Morning Makers, Marie Callender's Meatloaf Family Meal, Lamb-Weston Inland Valley Homestyle Mashed Potatoes and Armour Fully Cooked Bacon.

[3 PHOTOS:  Various ConAgra products]



                                                      1998 Annual Report 15

HEALTHY CHOICE

Healthy Choice is a brand people trust, offering consumers great-tasting, nutritious food and consumer tips for healthful eating and lifestyles. ConAgra first introduced Healthy Choice in 1988. Since then, Healthy Choice products have transformed grocery stores into a virtual "sea of green." Today, ConAgra markets more than 300 Healthy Choice products. With the planned introduction of more than 30 new Healthy Choice products in fiscal 1999, Healthy Choice leadership and innovation will continue.

[3 PHOTOS:  Various ConAgra products]


16  ConAgra, Inc.

PROTEIN POWER


ConAgra provides the beef, pork and poultry products that consumers trust -- delivering the satisfying, consistent quality people expect. Our innovations in branded meats have led to new products in consumer-friendly packaging, providing delicious, convenient and nutritious eating experiences time and time again. Responding to strong consumer demand and ever-changing lifestyles, ConAgra's offerings of innovative branded protein products will continue to grow.

[3 PHOTOS:  Various ConAgra products]




                                                      1998 Annual Report 17

EXCELLENCE THROUGH WORKING SMARTER

Leveraging the internal strengths provided by the diversity of our presence along the food chain provides limitless opportunities for profitable growth. In April 1999, ConAgra will open the company's new Global Trading Center on the headquarters campus in Omaha, Nebraska. The Center will be home to several ConAgra trading companies, and it will be a place where all ConAgra companies can buy and sell commodities such as grains, oilseeds, meats and energy, while effectively managing their risks. It will be the workplace for more than 200 superb ConAgra commodity traders and allied staff, who will combine their talents at one location for the first time. When completed, the new facility will be equipped with the world's best trading technology and systems. Focusing these trading activities at one location simply makes good business sense. Internal collaboration at ConAgra leads to profitable business relationships, accurate and timely communication, innovation, productivity and a better understanding of the marketplace.

KATRINA BECKER, MANAGER, ADMINISTRATION AND SUPPORT, AND DAVE PENRICE, PRESIDENT, SOFT COMMODITY DIVISION, OF THE CONAGRA TRADE GROUP, AND THEIR COLLEAGUES AT CONAGRA'S COMMODITY TRADING FLOOR ON THE COMPANY'S OMAHA, NEBRASKA, CAMPUS.



18  ConAgra, Inc.

[PHOTO:  Employees at ConAgra's commodity trading floor]






                                                      1998 Annual Report 19

SUSTAINING OUR ENVIRONMENT

[PHOTO:  Employees working at a Michigan farm field]

At ConAgra, business success and environmental stewardship are naturally compatible. In the past year, new sustainable development initiatives across ConAgra meant $25 million to ConAgra operations. They also resulted in 12,000 trees saved; 4.3 million pounds of cardboard and corrugated box materials recycled; 1.5 million pounds of paper recycled; and 5 million pounds of plastic packaging reduced. In the photo, ConAgra's Grower Service Corporation uses global positioning satellites, airplanes and soil experts who gather field data to help farmers increase their yields through selectively applied fertilizers. The result: efficient fertilizer use, healthy crops, and properly managed and sustained land.

CONAGRA'S GROWER SERVICE CORPORATION'S COMMERCIAL PRODUCT DEVELOPMENT REPRESENTATIVE SHARON VENNIX AND MARC HOOPER, COMMERCIAL PRODUCT DEVELOPMENT MANAGER, WORKING AT A MICHIGAN FARM FIELD.






20  ConAgra, Inc.

WORKING SAFELY


Employees at ConAgra's Butterball Turkey Company facility in Huntsville, Arkansas, recently celebrated 5 million hours worked without a lost-time accident. The plant safety team says the key is teamwork and understanding that fellow employees are family. Absolute excellence in safety is the standard in every ConAgra workplace. Results in the past year have been good. Eighteen ConAgra plants have collectively achieved 32 million hours without a lost-time accident. And many other facilities are improving already-good safety records.

SHOWN BELOW ARE BUTTERBALL TURKEY CO. SAFETY TEAM MEMBERS IN HUNTSVILLE (FROM
LEFT): DONNA EMITT, DEBBIE BENEDICT, BETTY BENEDICT, LUCY WAMPLER, JACINDA MCCONNELL, ANDREW LEKWA, CONNIE SHARP AND RICK ALLRED.

[PHOTO:  Safety team members in Huntsville]






                                                      1998 Annual Report 21

The following Business Review section (pages 22-34) describes the businesses in which ConAgra operates, provides a fiscal-year-in-review report on these businesses and gives a brief look forward into fiscal 1999.

GROCERY & DIVERSIFIED PRODUCTS OPERATING PROFIT INCREASED 12.5 PERCENT. ALL BUSINESSES IN THIS SEGMENT CONTRIBUTED TO THE OPERATING PROFIT GROWTH. THE FROZEN FOODS, POTATO PRODUCTS, SEAFOOD AND MICROWAVE PRODUCTS BUSINESSES ALL INCREASED OPERATING PROFIT SUBSTANTIALLY. AN EARNINGS SURGE LATE IN THE FISCAL YEAR LIFTED THE HUNT-WESSON COMPANIES TO FULL-YEAR OPERATING PROFIT GROWTH. BOTH UNIT VOLUME GROWTH AND ACQUISITIONS CONTRIBUTED TO THE 5.4 PERCENT SEGMENT SALES INCREASE.


GROCERY & DIVERSIFIED PRODUCTS


     [PIE CHART]                       [PIE CHART]

     Segment Sales                     Operating Profit
     (In millions)                     (In millions)
     -----------------------------------------------------
     1998        $5,620.1              1998         $913.2
     1997        $5,333.9              1997         $811.5
     % Change    +5.4%                 % Change     +12.5%
     -----------------------------------------------------


FROZEN FOODS
PRINCIPAL ACTIVITIES: PRODUCTION AND MARKETING OF FROZEN FOODS TO GROCERY, FOODSERVICE AND SPECIAL MARKET CUSTOMERS SUCH AS CLUB STORES AND SUPERCENTERS. MAJOR BRANDS: HEALTHY CHOICE, BANQUET, MARIE CALLENDER'S, KID CUISINE, BUTTERBALL, SINGLETON, TASTE O'SEA, PIERCE, MAMA ROSA, PAPA G'S, GILARDI'S, MORTON, PATIO, CHUN KING AND LA CHOY.

The CONAGRA FROZEN PREPARED FOODS group of companies includes ConAgra Frozen Foods, Pierce Foods, Gilardi Foods and ConAgra Seafood Companies. ConAgra Frozen Prepared Foods' sales were about $2 billion in fiscal 1998. Earnings for the group increased substantially.
     CONAGRA FROZEN FOODS' well-known brands are top consumer choices in grocery stores across the U.S. Through innovation and consumer responsiveness, ConAgra Frozen Foods stays on the leading edge of providing consumers with tasty, convenient meal solutions.
     Frozen food industry categories during ConAgra's fiscal year were generally flat to down slightly, and competition in the industry was intense. ConAgra Frozen Foods held its own, with retail volume year to year about even following significant growth the previous year. A sharp focus on customer needs led to a reorganization of ConAgra Frozen Foods' in-store sales structure late in fiscal 1998, and the results are expected to improve customer service and consumers' ability to easily find the ConAgra products they want.
     Fiscal 1998's best volume performers were the Marie Callender's and Kid Cuisine brands. A line of Marie Callender's entrees was launched early in fiscal 1998 in the western U.S., and consumers responded strongly. Expansion in the rest of the country began in the fourth quarter of the fiscal year. The entree line introduction was fueled by first-ever television advertising for Marie Callender's, using the slogan "Unbelievably Good Frozen Food." Kid Cuisine Taco Roll-ups and Waffle Sticks were introduced and received good marks from young consumers.

22  ConAgra, Inc.

     Earnings increased to a record level for both Healthy Choice meals and Healthy Choice Ice Cream. Fourteen new flavors of Healthy Choice Ice Cream were introduced during the year. An innovative new line of Healthy Choice Bowl Creations -- six full-flavor, "homemade"-style meals served in bowls -- is being introduced early in fiscal 1999.
     Banquet frozen poultry products had a good year in a highly competitive freezer case. Earnings increased significantly for ConAgra Frozen Foods' Banquet and Butterball poultry products. Late in fiscal 1998, ConAgra Frozen Foods introduced Banquet Grilled Chicken and Banquet Wings, two of the most innovative Banquet products in recent years.
     ConAgra Frozen Foods' foodservice meals business grew dramatically in fiscal 1998. While still a relatively small part of the company, the foodservice meals business is extending ConAgra Frozen Foods' expertise in new product development to meet the needs of consumers when they prefer a great-tasting ready-to-eat meal.
     Two important strategic acquisitions during fiscal 1998 added foodservice and retail strength to ConAgra Frozen Foods' growing stable of products. Hester Industries, known in the food industry as PIERCE FOODS, was acquired in December 1997. Pierce Foods is a producer of high-quality poultry products for foodservice customers. Best known is Pierce's popular Wing Dings, a chicken wings product served in foodservice outlets.
     GILARDI FOODS, acquired in February 1998, produces and markets superior-quality pizzas and other dough-based products, most often sold in the refrigerated cases and at the deli counters of retail outlets. Gilardi's brands include MaMa Rosa, Papa G's and Gilardi's. Late in fiscal 1998,
Gilardi's introduced two great-tasting varieties of MaMa Rosa Stuffed Crust
Pizza.
     CONAGRA SEAFOOD COMPANIES include ConAgra Shrimp Companies, O'Donnell-Usen and Meridian Products. Total seafood sales were about $450 million in fiscal 1998.
     ConAgra Shrimp Companies, our largest seafood business, continued to broaden its product line to serve the growing seafood needs of foodservice customers. ConAgra Shrimp achieved a major earnings increase in fiscal 1998. Meridian Products, a worldwide seafood trader, significantly broadened the variety of products it supplies, and volume increased accordingly. Meridian also strengthened its supermarket deli business.
     The seafood industry continues to be challenged by volatility in both price and raw material availability, while consumer demand for seafood remains strong. ConAgra Seafood Companies managed well in this environment, and earnings increased substantially.
     Fiscal 1999 should be another good year for the total ConAgra Frozen Prepared Foods group. These companies plan innovative new products, substantial sales and marketing investments, and increased operating efficiencies.


                                                      1998 Annual Report 23

SHELF-STABLE FOODS
PRINCIPAL ACTIVITIES: PRODUCTION AND MARKETING OF PRIMARILY SHELF-STABLE FOODS TO GROCERY, FOODSERVICE AND SPECIAL MARKET CUSTOMERS.
MAJOR BRANDS: HUNT'S, HEALTHY CHOICE, WESSON, ORVILLE REDENBACHER'S, ACT II, PETER PAN, VAN CAMP'S, MANWICH, SNACK PACK, SWISS MISS, KNOTT'S BERRY FARM, CHUN KING, LA CHOY, ROSARITA, GEBHARDT, WOLF BRAND, ADVANTAGE\10 AND SLIM JIM.

CONAGRA GROCERY PRODUCTS COMPANIES includes the Hunt-Wesson operating companies and Golden Valley Microwave Foods. ConAgra Grocery Products' impressive portfolio of powerful brands are consumer favorites in a wide range of categories from cooking oils and cocoa to puddings and popcorn. In fiscal 1998, consumers gained even more choices on store shelves, as more than 50 new products and line extensions were introduced by ConAgra Grocery Products. Marketing spending, largely to support new products, was modestly higher than in fiscal 1997.
     ConAgra's branded shelf-stable products competed in a tough environment during the year, with industry category declines more the rule than the exception. ConAgra products more than held their own, however, with unit volumes up modestly.
     The HUNT-WESSON businesses in total had another record year, with earnings slightly above the previous year. Hunt-Wesson sales were about $2.3 billion in fiscal 1998.
     A reorganization of Hunt-Wesson's in-store sales force to better meet customer needs was initiated late in the year and is expected to improve sales in fiscal 1999. The Hunt-Wesson group continued to refine the comprehensive customer leadership program designed to improve sales, customer service, marketplace decisions and profits.
     Hunt-Wesson's largest business is Hunt Foods Company. Hunt Foods includes Hunt's, Healthy Choice, Van Camp's, Wolf Brand, La Choy, Chun King, Rosarita and Gebhardt products. Hunt's earnings in fiscal 1998 were slightly above the prior year's. Margins were squeezed by spending to introduce Van Camp's Baked Beans and Mediterania pasta sauces. A late tomato crop created manufacturing problems that were costly for Hunt's.
     The Wesson/Peter Pan business, which includes Wesson, Peter Pan and Knott's Berry Farm products, had a good year. Earnings increased significantly, with a strong performance by Peter Pan and Wesson Oil products. A new product, Mediterania Olive Oil, was introduced. Unit volumes increased for Knott's Berry Farm products -- jams, jellies, syrups and salad dressings.
     The Orville Redenbacher/Swiss Miss Foods Company includes Orville Redenbacher's popcorn products and Swiss Miss, Snack Pack and Healthy Choice pudding products. Earnings for this group were modestly ahead of fiscal 1997 earnings. The line of great-tasting Orville Redenbacher's Popcorn Cakes continued to expand


24  ConAgra, Inc.

distribution and attract new consumers to the "rice cake" category. Three new flavors -- Milk Chocolate regular cakes, and Chocolate Peanut Crunch and Sour Cream & Onion mini cakes -- were introduced during the year. Late in fiscal 1998, Orville Redenbacher's innovative Double Feature Popcorn -- jumbo-size popcorn with a real butter pour-over sauce -- was introduced.
     Pudding products performed well. Snack Pack improved its market position, and two new pudding products -- Healthy Choice Pudding and Swiss Miss Pie Lover's Pudding -- achieved good consumer acceptance. The Swiss Miss Cocoa business was hurt by the unusually warm winter in much of the United States.
     Hunt-Wesson's international business, which primarily markets branded products from the Hunt-Wesson group in Canada, had a good year, but earnings were hurt by the drop in Canadian currency value. Hunt-Wesson began distributing some of its products in Mexico during fiscal 1998, working with the ConAgra joint venture company Verde Valle, S.A.
     Hunt-Wesson's foodservice business increased volumes meaningfully and boosted earnings significantly in fiscal 1998. Products from the Hunt-Wesson group also did well in the special markets they serve, such as club stores and mass merchandisers.
     GOLDEN VALLEY MICROWAVE FOODS is a leading marketer of microwave popcorn, specialty snacks and other convenient food products sold internationally in mass-merchandising outlets, vending machines and grocery, drug, club, convenience and video stores. Its principal brands are Act II, Healthy Choice and Advantage\10. Golden Valley's products include microwave and ready-to-eat popcorn, popped corn cakes and frozen microwave french fries, pancakes and waffles.
     Golden Valley had an excellent year, with volumes and earnings up strongly. Results were helped by Act II popcorn products' expansion in grocery stores, good manufacturing results and an unusually high raw popcorn price which benefited Golden Valley's Vogel Popcorn unit, a commodity popcorn supplier. During fiscal 1998, Golden Valley acquired Rygmyr Foods, a marketer of popcorn novelty items, and introduced Act II 2000 Extreme Butter, a popcorn product with the buttery flavor so many consumers love.
     Golden Valley also introduced a line of great-tasting Advantage\10 products during the year. Healthful Advantage\10 products are low-fat, vegetarian and have less than 10 percent of calories from fat. Endorsed by well-known physician and wellness pioneer, Dr. Dean Ornish, Advantage\10 products are sold in natural food stores. Products include frozen entrees and Oven-Roasted Pizzas, Veggie Burgers, Fruit Smoothies and Nutrition Bars.
     Early in fiscal 1999, ConAgra and GOODMARK FOODS, INC. merged. GoodMark Foods is a leading producer and marketer of branded meat snacks. Its principal brands include Slim Jim, Penrose and Pemmican meat snacks and Andy Capp's grain snacks. GoodMark's annual sales are about $170 million.
     The addition of the Slim Jim brand raised from 21 to 22 the number of ConAgra

                                                      1998 Annual Report 25
brands with annual retail sales exceeding $100 million. To take advantage of opportunities for synergies in snack foods marketing and distribution, GoodMark became a unit of Golden Valley.
     CONAGRA FOODS LIMITED produces and markets microwaveable popcorn products, french fries and frozen foods, primarily in Europe. ConAgra Foods Limited improved results in fiscal 1998.
     We expect fiscal 1999 to be a good year for ConAgra Grocery Products Companies. These companies are aggressive and flexible in the marketplace, and their businesses are designed to respond innovatively and rapidly to their customers and consumers.

POTATO PRODUCTS
PRINCIPAL ACTIVITIES: PRODUCTION AND MARKETING OF POTATO PRODUCTS, INCLUDING FRENCH FRIES AND AN ARRAY OF SPECIALTY FROZEN POTATO PRODUCTS, PRIMARILY FOR FOODSERVICE MARKETS.
Major brands: Lamb-Weston for foodservice, Inland Valley in retail markets.

LAMB-WESTON, INC. supplies potato products to most of the leading restaurant chains and foodservice distributors in the U.S., Europe and Asia. Lamb-Weston products are sold in more than 70 countries on six continents. Annual sales exceed $1 billion.
     U.S. and world demand for frozen potato products continues to increase.
As Lamb-Weston's foodservice customers open new restaurants around the world, Lamb-Weston is positioned to provide the potato products they need.
     In fiscal 1998, Lamb-Weston had another good year, exceeding plan and fiscal 1997 earnings. The company benefited from strong volumes, continued improvement in its product mix (with specialty products a higher percentage of sales and growing), improved manufacturing efficiency, favorable raw material costs in the U.S., and a U.S. potato crop of excellent quality. Lamb-Weston's sales to Asian markets were flat year-to-year, a good showing in view of the economic woes in Asia.
     In retail markets, Lamb-Weston increased distribution of Inland Valley Crispy Classics french fries and Inland Valley Homestyle Mashed Potatoes. Both of these frozen products deliver superior taste and texture, and get high marks in consumer taste tests. Crispy Classics will achieve national distribution in fiscal 1999, and Homestyle Mashed Potatoes will enter new markets during the year.
     The fiscal 1997 consolidation of Holland potato processing into one plant paid off in efficiency gains in fiscal 1998. The Netherlands plant, which serves most of Europe, is expanding early in fiscal 1999 to meet the growing European demand for french fries.
     Lamb-Weston's 10 U.S. processing plants operate near capacity, and demand for the company's products is growing. In May 1998, Lamb-Weston announced plans to build a new potato products plant in Alberta, Canada. The new plant, in one of North America's best potato-growing regions, will be well-positioned to serve many of Lamb-Weston's customers. The plant is expected to be completed in the middle of calendar year 1999.
     In fiscal 1999, Lamb-Weston plans continued emphasis on the development of the innovative and easy-to-prepare foodservice products that drive potato industry volume growth. We expect another good year, but earnings probably won't equal fiscal 1998's results. Uncertainties include the Asian economy, U.S. raw material costs and U.S. crop quality.

26  ConAgra, Inc.

Refrigerated Foods operating profit decreased 40.1 percent, primarily due to abnormally high supplies of U.S. protein products and declining Asian export demand. The U.S. beef, pork, chicken and turkey products businesses all were negatively impacted by industry conditions. The branded processed meats business, the segment's largest profit contributor, increased operating profit substantially. Operating profit also increased substantially in the Australian beef business. Operating profit declined modestly in the cheese products business. Segment sales decreased 3.4 percent. Adjusted for lower commodity selling prices and acquisitions, segment sales were up slightly for the year.


REFRIGERATED FOODS


     [PIE CHART]                       [PIE CHART]

     Segment Sales                     Operating Profit
     (In millions)                     (In millions)
     -------------------------------------------------------
     1998          $12,307.7           1998         $231.1
     1997          $12,738.1           1997         $385.6
     % Change      -3.4%               % Change     -40.1%
     -------------------------------------------------------

PRINCIPAL ACTIVITIES: PRODUCTION AND MARKETING OF BRANDED PROCESSED MEATS, BEEF AND PORK PRODUCTS, CHICKEN AND TURKEY PRODUCTS, AND CHEESE AND DESSERT TOPPING PRODUCTS.
MAJOR BRANDS: BUTTERBALL, HEALTHY CHOICE, ARMOUR, ECKRICH, SWIFT PREMIUM, DECKER, COOK'S, HEBREW NATIONAL, MONFORT, COUNTRY PRIDE, TO-RICOS, TEXAS BBQ, BROWN 'N SERVE, GOLDEN STAR, NATIONAL DELI, COUNTY LINE, TREASURE CAVE, PAULY'S AND REDDI-WIP.

ConAgra's PROCESSED MEATS businesses had an excellent year across the board. These companies achieved a substantial earnings increase by improving manufacturing efficiencies and by sharpening their focus on meeting the unique needs of their different customers. Processed meat sales exceed $2 billion annually.
     Innovative new processed meat products were introduced in fiscal 1998. Swift Morning Makers breakfast sandwiches, produced in partnership with Lamb-Weston, are traditional breakfast favorites (scrambled eggs, cheese and sausage, bacon or ham) wrapped in soft-baked bread, microwaveable in one minute. These tasty products achieved national distribution early in fiscal 1999. Two new varieties of Eckrich SnackMakers, ready-to-eat nacho chips and salsa or nacho cheese sauce, debuted during the year.
     Armour Fully Cooked Bacon, long a popular foodservice product, was introduced at retail as a shelf-stable product to meet some consumers' growing preference for

                                                      1998 Annual Report 27
precooked bacon. Hebrew National 97% Fat Free Franks and premium Hebrew National Hors d'oeuvres added exciting new choices to the popular kosher line of products. Other new products included Butterball Classic Link Sausages, Eckrich Bold Ones and Decker Ranch Smoked Poultry Sausage.
     In May 1998, ConAgra purchased the bacon-processing business of Schreiber Foods, Inc., a leader in providing precooked bacon products to foodservice customers.
     Fiscal 1998's strong earnings performance was led by the Swift Premium Brown 'N Serve brand. Unit volumes and market positions improved solidly. The Healthy Choice deli business, Healthy Choice lunch meats, National Foods and Decker all contributed to the earnings increase.
     The Cook Family Foods ham business had another excellent year, beating its profit plan and its fiscal 1997 earnings. Cook Family Foods continued its brand-building and advertising programs designed to introduce more consumers to Cook's superior meat products.
     In processed meats brand marketing, highlights included the return of the popular Armour Hot Dogs radio jingle and the extension of Hebrew National's powerful "We Answer to a Higher Authority" television advertising to 10 new geographic markets. We expect another increase in processed meats earnings in fiscal 1999.
     ConAgra's FRESH BEEF AND PORK BUSINESSES produce and market fresh meat products for customers in domestic and international markets. Annual sales of ConAgra's U.S.-based fresh meat companies are about $6.6 billion. ConAgra's Australia Meat Holdings Pty Ltd. (AMH), a major Australian beef processor and exporter, has annual sales of more than $920 million.
     Fiscal 1998 was a dismal year for our U.S. beef business. Major issues were burdensome supplies of animal protein (beef and competing meats) in the U.S., the economic crisis in Asia, soft markets for byproducts and management missteps in some areas of the business. Asian export demand fell sharply at the same time domestic meat and poultry availability hit a 10-year high. The result was a protein glut that kept cattle prices low and beef demand soft (because competing meats were less expensive). The resulting earnings decline was especially severe in beef because beef processing and cattle feeding, which often naturally hedge each other's results, both suffered price and margin compression. The U.S. beef business was unprofitable in fiscal 1998.
     The situation in Australia was much better. AMH expanded its customer base in Australia and benefited from the competitive advantage of the weak Australian dollar (vs. the U.S. dollar) in export markets. AMH also benefited from operating efficiencies resulting from recent plant improvements. AMH earnings beat the profit plan and substantially beat fiscal 1997 earnings.
     New management has been running the U.S. beef business since early in calendar 1998, and aggressive steps are being taken to manage risk and margins better. Production efficiency is improving, communication and teamwork across the business are being

28  ConAgra, Inc.

enhanced, and new risk management policies are in place.
     Our U.S. beef business has the potential for significantly better results in fiscal 1999 if the beef industry works through the glut of domestic protein. AMH should have another good year in fiscal 1999.
     SWIFT & COMPANY, our fresh pork business, performed well below expectations and fiscal 1997 results. The Asian economic crisis and the domestic protein glut hurt Swift's results in fiscal 1998; contracts with pork producers also were a factor. A meaningful percentage of Swift's raw material costs is determined by procurement contracts. In the first half of fiscal 1998, when raw material costs were high, the contracts were a positive factor. In the second half, as raw material costs fell, contracts hurt Swift's earnings. Swift could have managed the volatility better, however; better margin management processes are in place.
     If supply and demand in the pork industry are better balanced in fiscal 1999, we expect good improvement in Swift's performance.
     Swift continued during fiscal 1998 to focus on developing and marketing new value-added consumer products. Fiscal 1998 new product highlights included The Market Grill by Armour -- fully-cooked, refrigerated pork loin chops and roasts, some varieties accompanied by exotic sauces -- and Armour Individually Quick Frozen (IQF) pork products. The IQF products, in two-pound resealable bags, include Pork Filets, Breaded Pork Chops and Nuggets.
     In the third quarter of fiscal 1998, ConAgra acquired Zoll Foods Corporation, a leading processor and marketer of custom-cut pork ribs and other pork products for foodservice customers. Zoll Foods became part of Swift & Company, strengthening Swift's foodservice presence and expanding the company's value-added product portfolio and production capabilities.
     BEATRICE CHEESE COMPANY produces and markets cheese products and dessert toppings. Annual sales are about $900 million.
     Cheese consumption increased modestly in ConAgra's fiscal 1998, and the U.S. cheese industry was fairly healthy. The major negative was an extraordinarily high butterfat price, which forced high raw material costs for processed cheese. Earnings for Beatrice Cheese were down somewhat from the fiscal 1997 level. Reddi-Wip volumes increased nicely; cheese volumes declined, largely due to a planned reduction of less profitable offerings.
     Late in fiscal 1998, Beatrice Cheese relaunched the Healthy Choice Cheese line. These products are now low-fat cheese products rather than fat-free, and flavors were improved substantially. Healthy Choice Cheese products have less than one gram of fat per serving. Beatrice Cheese also began marketing a foodservice version of Healthy Choice Cheese. This company continues to make progress in improving its product mix to include more value-added offerings.


                                                      1998 Annual Report 29

     In fiscal 1999, Beatrice Cheese will introduce new branded products for retail and foodservice markets and substantially increase marketing spending to support branded products. We expect an earnings increase in fiscal 1999.
     In the first quarter of fiscal 1999, ConAgra agreed to acquire Nabisco's EGG BEATERS AND TABLESPREADS BUSINESS. Egg Beaters, the first fat-free, cholesterol-free egg product, is a "healthy foods" pioneer and the longtime market leader. The tablespreads business manufactures and markets margarine, holding a leading position with the Parkay, Blue Bonnet, Fleischmann's, Touch of Butter, Chiffon and Move Over Butter brand names. Annual sales of the combined businesses are about $480 million.
     These profitable businesses will expand ConAgra's presence in the refrigerated sections of grocery stores and offer significant opportunities for growth. The Parkay, Blue Bonnet and Fleischmann's brands will raise to 25 the number of ConAgra brands with annual retail sales exceeding $100 million.
     Our poultry businesses are CONAGRA POULTRY COMPANY (chicken products) and BUTTERBALL TURKEY COMPANY (turkey products). ConAgra Poultry had fiscal 1998 sales of about $1.3 billion; Butterball Turkey had sales of about $330 million. The turkey products sales number excludes significant intercompany sales.
     U.S. per capita consumption of chicken products continued on its long-term growth trend in fiscal 1998. Grain prices declined from the fiscal 1997 level, but broiler export demand weakened, and the domestic protein glut constrained chicken selling prices and margins.
     ConAgra Poultry Company made progress in fiscal 1998, but its results were still not satisfactory. Positives included margin improvement, quality enhancement, cost reductions and the introduction of more value-added products. Both Professional Food Systems and Texas Signature Foods had good years.
     The To-Ricos brand of chicken products, marketed by ConAgra for many years in Puerto Rico, was introduced successfully in several U.S. markets for Hispanic consumers. Texas Signature Foods, in its first full year as part of ConAgra, continued to work with other ConAgra companies to broaden distribution of its tasty barbecued meat and poultry products, sold in both foodservice and retail channels.
     We expect ConAgra Poultry's results to improve in fiscal 1999 as management continues to focus on across-the-board business improvements.
     The turkey industry as a whole has been unprofitable for about two years due to an imbalance in supply and demand. In fiscal 1998, ConAgra's turkey products were profitable and raised operating profit as better processed turkey results more than offset weaker results in the whole-bird and parts sector.
     Butterball is America's favorite brand of turkey, and Butterball branded turkey products did well in the marketplace. Results were helped during the year by improvements achieved in manufacturing efficiency.
     As fiscal 1998 ended, turkey industry production was declining, which should gradually bring supply and demand in line. We don't expect a quick rebound, but fiscal 1999 should be a better year for our turkey products companies.
     For the Refrigerated Foods group in total, we expect that aggressive, focused management will improve internal operations as fiscal 1999 progresses. Assuming the protein markets recover, we anticipate meaningfully better results in the new year.

30  ConAgra, Inc.

FOOD INPUTS & INGREDIENTS OPERATING PROFIT INCREASED 18 PERCENT. OPERATING PROFIT INCREASED SUBSTANTIALLY IN THE CROP INPUTS, SPECIALTY FOOD INGREDIENTS, COMMODITY SERVICES, FLOUR MILLING AND DRY CORN PROCESSING BUSINESSES. OPERATING PROFIT DECLINED IN GRAIN MERCHANDISING DUE TO WEAK GLOBAL DEMAND FOR U.S. GRAIN. RESULTS DECLINED FOR THE INTERNATIONAL GROUP OF BUSINESSES AND FOR THE DRY EDIBLE BEAN BUSINESS. SEGMENT SALES DECREASED SLIGHTLY. ADJUSTED FOR A FISCAL 1998 FIRST QUARTER BUSINESS DIVESTITURE, ACQUISITIONS AND LOWER COMMODITY COSTS PASSED THROUGH AS LOWER SELLING PRICES, SEGMENT SALES INCREASED 4 PERCENT FOR THE YEAR.

FOOD INPUTS & INGREDIENTS


     [PIE CHART]                       [PIE CHART]

     Segment Sales                     Operating Profit
     (In millions)                     (In millions)
     -----------------------------------------------------
     1998            $5,912.7          1998         $407.3
     1997            $5,930.1          1997         $345.1
     % Change        -.3%              % Change     +18.0%
     -----------------------------------------------------

INPUTS
PRINCIPAL ACTIVITIES: DISTRIBUTION OF CROP INPUTS (CROP PROTECTION CHEMICALS, FERTILIZER PRODUCTS AND SEEDS) IN THE UNITED STATES, CANADA, BOLIVIA, CHILE, ECUADOR, FRANCE, MEXICO, THE UNITED KINGDOM AND SOUTH AFRICA.
MAJOR BRANDS: CLEAN CROP, ACA, SHOTGUN AND SAVAGE BRANDED PRODUCTS, CROPMATE AND WILLMOT PERTWEE RETAIL OUTLETS.

UNITED AGRI PRODUCTS (UAP) is a leading global distributor of crop inputs. Annual sales are about $2.9 billion.
     The world market for crop protection chemicals is about $30 billion and still growing modestly. UAP's opportunities to grow its business internationally are virtually unlimited, and UAP added substantially to its international base in fiscal 1998. The company acquired its joint venture partners' interests in businesses in Chile and the U.K., and operated for almost a full year a South African business in which it acquired a majority interest.
     Early in fiscal 1999, UAP acquired a majority interest in Phyto-Service, S.A., a crop input business in France, and started businesses in Bolivia and Ecuador.
     In Canada and in the U.S., UAP opened several retail centers located at ConAgra grain elevators. The cooperative venture with ConAgra Grain Companies is working


                                                      1998 Annual Report 31
well. For farmers, the arrangement offers the convenience of being able to purchase inputs and sell grain at one location.
     The U.S. crop input industry had a relatively normal year in UAP's fiscal 1998, in spite of some unusually wet weather patterns caused by El Nino in western and southeastern states. Planted acreage of the crops most important to UAP, corn and soybeans, increased slightly. A number of relatively small acquisitions in the U.S. during the year added to UAP's domestic base.
     Fiscal 1998 was UAP's fifteenth consecutive year of record sales and earnings, an extraordinary achievement by this entrepreneurial company. UAP's earnings increased substantially. Both domestic and international operations contributed to the good results. U.S. seed sales grew strongly in fiscal 1998, as did UAP's horticultural business.
     UAP's ongoing improvements in its product mix were a positive factor in fiscal 1998. UAP works closely with its basic suppliers to offer the best product mix for serving growers' needs.
     UAP continues to be a leader in responsible environmental stewardship. The company is a national leader in the recycling and reuse of empty crop protection chemical containers, and runs an extensive program to educate customers and businesses on the environmentally sensitive use of agricultural chemicals. In the U.K., the Willmot Pertwee Conservation Trust works with schools to promote knowledge and appreciation of conservation.
     In the U.S., UAP continues to work with the U.S. Department of Agriculture on an innovative initiative to encourage farmers to install strategically located buffer strips. Buffer strips are strips of land maintained in permanent vegetation and designed to intercept potential pollutants.
     UAP also is a leader in the distribution of new biotechnology products, principally seeds, and crop protection products that benefit from biotech seeds. As biotechnology creates new opportunities to improve foods and farming, UAP and ConAgra are uniquely positioned to participate. As a distributor of new products, UAP is the connection between the manufacturer and the grower. As part of ConAgra, UAP identifies applications for biotechnology in the food industry and creates linkages to other ConAgra companies. Those companies can then capitalize on the application potential for consumers.
     Early in fiscal 1998, Country General Stores and a group of agri-products joint ventures operated with DuPont were sold.
     In UAP's fiscal 1999, corn and soybean planted acres in the U.S. are expected to increase again. UAP plans aggressive international and domestic growth and continued product mix improvements. An organizational initiative announced early in fiscal 1999 should help drive international growth and sharpen our biotechnology focus. We expect another year of increased earnings.

FOOD INGREDIENTS
PRINCIPAL ACTIVITIES: SOURCING, TRADING, PROCESSING AND DISTRIBUTION OF GRAIN-BASED PRODUCTS AND FOOD INGREDIENTS AROUND THE WORLD. MAJOR BUSINESSES:
FLOUR, OAT AND CORN MILLING; GRAIN MERCHANDISING; SPECIALTY FOOD INGREDIENTS MANUFACTURING; COMMODITY SERVICES; BARLEY MALTING; DRY EDIBLE BEAN PROCESSING AND MERCHANDISING; TORTILLA MANUFACTURING; SOYBEAN PROCESSING; FOOD-RELATED COMMODITY TRADING; FOOD PROCESSING AND DISTRIBUTION; PET PRODUCTS; AND PRIVATE LABEL CONSUMER PRODUCTS.

CONAGRA FLOUR MILLING COMPANY, a longtime leader in the U.S. flour milling industry, has 24 mills in 14 states. ConAgra also has a jointly owned mill. Annual flour volume, excluding the jointly owned mill, is about 6.7 billion pounds.


32  ConAgra, Inc.

     The per capita consumption of flour and of grain-based foods in general is growing at a healthy pace. ConAgra Flour Milling is moving aggressively to respond to the growing demand, especially in fast-growing population areas. Two major capital projects were announced in fiscal 1998: construction of a new mill in Southern California and significant expansion of a Colorado mill. A new flour and corn mill in Puerto Rico opened in January 1998.
     ConAgra Flour Milling had another outstanding year, with earnings at a record level and substantially higher than the profit plan and the fiscal 1997 level. A continuing commitment to training has improved milling techniques and therefore yields from existing equipment. Wheat quality and price also were positive factors during fiscal 1998.
     We expect flour demand to remain strong in fiscal 1999, and, at press time for this report, wheat supplies and prices looked reasonable. The flour business may not match fiscal 1998's record performance, but we expect another good year.
     Results in our other U.S. milling businesses were mixed; earnings increased in corn milling, and declined in oat milling.
     The most profitable of ConAgra's food ingredient businesses in fiscal 1998 was UNITED SPECIALTY FOOD INGREDIENTS COMPANIES (USFI). USFI manufactures and markets internationally a broad line of food ingredients -- flavorings, seasonings, blends and other specialty ingredients. Earnings increased substantially, thanks in large part to the success of Gilroy Foods, acquired early in fiscal 1997. Improvements made after the acquisition to Gilroy's manufacturing facilities and agricultural practices have paid off handsomely, and Gilroy's performance has exceeded expectations.
     Results in other major USFI businesses were generally positive. Casa de Oro, a tortilla business, had an excellent year. The acquisition of Mesa Food Products assets late in the year gave Casa de Oro a needed second production facility. Both General Spice and Armour Food Ingredients achieved significantly better earnings than in fiscal 1997. The Arrow private label consumer products business did not perform as well as expected. USFI in total expects another good year in fiscal 1999.
     CONAGRA COMMODITY SERVICES, which includes our feed ingredient merchandising and energy services businesses, had an excellent year. Earnings for the group were substantially over plan and fiscal 1997 earnings.
     CONAGRA GRAIN COMPANIES is a global grain merchandiser. ConAgra Grain was hurt by a general lack of grain movement in the U.S. due to substantially lower export demand and many farmers' decisions to store grain rather than sell it. Earnings in the company's barge business were especially hurt since reduced grain movement naturally reduced the demand for barges to transport grain. Extraordinarily large grain crops in Europe, subsidized by governments, made the competitive environment for U.S. grain even worse.
     Earnings for ConAgra Grain declined from the fiscal 1997 level, but the company managed well in the difficult environment. We are cautiously optimistic that ConAgra Grain will have better results in fiscal 1999.
     Fiscal 1998 was an eventful year for ConAgra Grain Companies. Three newly constructed grain elevators, which include full-service United Agri Products retail centers, began operating in Canada. A fourth new Canadian elevator/UAP retail center will open in fiscal 1999. In February 1998, ConAgra announced plans to build a new Global Trading Center in Omaha, which will become ConAgra Grain's new headquarters. The new Trading Center will capitalize on the considerable trading talent in several ConAgra companies and leverage synergies across ConAgra.
     Early in fiscal 1999, plans to create ConAgra Trade Group were announced. ConAgra Trade Group, to be based in the new Global Trading Center, will combine our grain and commodity services businesses to drive commodity volume performance and


                                                      1998 Annual Report 33
foster increased intracompany collaboration to boost earnings.
     ConAgra Grain and Farmland Industries, the largest farmer-owned cooperative in North America, formed a grain-based alliance late in fiscal 1998 to improve both companies' services to farmers and grain marketing and export activities. The alliance created Concourse Grain, which will operate four large export elevators, two from ConAgra and two from Farmland. The alliance will enable customers to access multiple classes of wheat, and international customers can be served from multiple U.S. export points.
     Also late in fiscal 1998, ConAgra and Archer Daniels Midland (ADM) formed a joint venture to operate the Kalama, Washington, grain export facility formerly operated solely by ConAgra Grain Companies.
     KBC TRADING AND PROCESSING COMPANY'S core business is the processing and trading of dry edible beans. The bean business performed well in fiscal 1998, but KBC was hurt by results in walnut trading. Earnings declined for the year. Weather problems in Mexico and parts of Brazil may boost export prospects for the U.S. bean crop in fiscal 1999; KBC results should improve.
     Results were mixed for our INTERNATIONAL TRADING AND PROCESSING BUSINESSES. ConAgra Malt, a joint venture with South Africa-based Tiger Oats Limited, had a disappointing year. ConAgra Malt's domestic business within the countries where it operates did well, but the export business was dismal. The global malt market is based on the U.S. dollar, and the dollar's strength, coupled with European malt subsidies and uncompetitive Australian barley prices in fiscal 1998, put ConAgra Malt at a significant competitive disadvantage. The international fertilizer trading business struggled during the year, primarily due to lack of demand in Asia. As the year progressed, however, new customers in other parts of the world took up the slack, and fiscal 1998 earnings increased.
     Earnings increased for our business in Puerto Rico; earnings were down for our businesses in Spain and Portugal. The Spain and Portugal businesses' decline was due to the strong U.S. dollar. Earnings declined in soybean crushing in Argentina and the Australian wool business.
     ConAgra owns 50 percent of Verde Valle, S.A., a leading packager and distributor of grocery products in Mexico. Verde Valle was hurt by rising bean prices during the year, but overall volumes increased. Other ConAgra companies began working with Verde Valle during the year to distribute products in Mexico, and Verde Valle began selling packaged rice and beans in Hispanic markets in the U.S.
     In the first half of fiscal 1998, ConAgra and Tiger Oats Limited, a South African company, jointly purchased a majority interest in ITC Agro-Tech Limited, a branded and commodity oil business in India. ITC Agro-Tech has good products and distribution systems across India and gives ConAgra an opportunity to compete in the fast-growing Indian market.
     ConAgra's trading and processing businesses as a group beat their profit plan and their fiscal 1997 results. The outlook for these businesses is good, and we expect another strong showing in fiscal 1999.

[PHOTO: Pecom Agra Employees]
ARGENTINA IS HOME TO PECOM AGRA, S.A., A CONAGRA JOINT VENTURE COMPANY THAT IS A QUALITY-ORIENTED, LOW-COST PROCESSOR OF SOYBEANS INTO OIL AND MEAL. THE COMPANY SERVES CUSTOMERS ON FOUR CONTINENTS. SHOWN FROM LEFT ARE JUAN CATALA, PRODUCTION SUPERVISOR; ADOLFO RIO, INDUSTRIAL MANAGER; RUBEN PERRONE, SILO SUPERVISOR; AND DIEGO BARBERO, GENERAL MANAGER.

34  ConAgra, Inc.

SALES & OPERATING PROFIT BY SEGMENT



                                                                                    Fiscal Year
-----------------------------------------------------------------------------------------------------------------------------
                                              1998           1997                1996                   1995           1994
------------------------------------------------------------------------------------------------------------------------------
                                                                       Including        Excluding
                                                                     Non-recurring   Non-recurring
Dollars in millions                                                    Charges         Charges
------------------------------------------------------------------------------------------------------------------------------
Grocery & Diversified Products
Sales                                    $ 5,620.1      $ 5,333.9      $ 4,947.8      $ 4,947.8      $ 4,517.4       $3,989.8
     Percent of total                         23.6%          22.2%          20.7%          20.7%          19.3%          17.3%
Operating profit                             913.2          811.5          639.5          703.1          615.6          501.6
     Percent of total                         58.9%          52.6%          64.8%          48.8%          47.6%          44.0%
------------------------------------------------------------------------------------------------------------------------------
Refrigerated Foods
Sales                                    $12,307.7      $12,738.1      $12,984.1      $12,984.1      $13,498.4      $13,828.0
     Percent of total                         51.6%          53.1%          54.3%          54.3%          57.6%          59.9%
Operating profit                             231.1          385.6          120.9          386.7          416.3          398.6
     Percent of total                         14.9%          25.0%          12.2%          26.9%          32.2%          34.9%
------------------------------------------------------------------------------------------------------------------------------
Food Inputs & Ingredients
Sales                                    $ 5,912.7      $ 5,930.1      $ 5,967.4      $ 5,967.4      $ 5,410.0       $5,278.0
     Percent of total                         24.8%          24.7%          25.0%          25.0%          23.1%          22.8%
Operating profit                             407.3          345.1          227.1          350.5          261.1          240.3
     Percent of total                         26.2%          22.4%          23.0%          24.3%          20.2%          21.1%
------------------------------------------------------------------------------------------------------------------------------
Total
Sales                                    $23,840.5      $24,002.1      $23,899.3      $23,899.3      $23,425.8      $23,095.8
Operating profit*                          1,551.6        1,542.2          987.5        1,440.3        1,293.0        1,140.5
Interest expense                             299.7          277.3          290.4          290.4          258.1          239.6
General corporate expense                    163.4          178.6          219.0          164.0          137.6          107.3
Goodwill amortization                         67.4           68.6           69.5           69.5           71.4           73.6
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes**             $ 1,021.1      $ 1,017.7      $   408.6      $   916.4      $   825.9      $   720.0
------------------------------------------------------------------------------------------------------------------------------

* Operating profit is profit before interest expense (except financial businesses), goodwill amortization, general corporate expense and income taxes.
**   Excludes impact of change in accounting in 1998.




                                                      1998 Annual Report 35

Eleven-Year Results

Dollars in millions except per share amounts
  For the Fiscal Years Ended May

                                              1998           1997           1996           1995           1994           1993
FOR THE YEAR
Net sales*                              $ 23,840.5     $ 24,002.1     $ 23,899.3     $ 23,425.8     $ 23,095.8     $ 21,194.3
Income from continuing
     operations before income
     taxes and cumulative effect
     of changes in accounting              1,021.1        1,017.7          408.6**        825.9          720.0          631.4
After-tax income from continuing
     operations and before cumulative
     effect of changes in accounting         628.0          615.0          188.9**        495.6          437.1          391.5
Net income                                   613.2          615.0          188.9**        495.6          437.1          270.3
Basic earnings per share
     Continuing operations and before
     cumulative effect of changes
     in accounting                      $      1.39    $      1.36    $       .40**  $      1.04    $       .91    $       .80
     Net income                         $      1.36    $      1.36    $       .40**  $      1.04    $       .91    $       .54
Diluted earnings per share
     Continuing operations and before
     cumulative effect of changes
     in accounting                      $      1.36    $      1.34    $       .39**  $      1.02    $       .90    $       .79
     Net income                         $      1.33    $      1.34    $       .39**  $      1.02    $       .90    $       .53
Cash dividends declared per
     share of common stock              $       .6050  $       .5275  $       .4600  $       .4013  $       .3475  $       .3000
Market price per share
     of common stock
     High                               $     38.75    $     30.75    $     23.57    $     17.25     $    14.69    $     17.13
     Low                                $     27.00    $     20.69    $     16.25    $     14.13     $    11.50    $     11.38
     Last                               $     29.25    $     30.25    $     21.00    $     16.13     $    14.25    $     12.57
Weighted average shares
     outstanding -- basic (in millions)      451.8          451.3          451.3          453.0          453.3          460.5
Weighted average shares
     outstanding -- diluted (in millions)    461.3          459.0          458.9          487.2          486.3          465.9
Additions to property, plant and
     equipment, including acquisitions  $    637.3     $    729.4     $  1,016.1     $    557.2      $   498.6     $    392.7
Depreciation and amortization                446.3          413.8          407.9          375.8          368.4          348.7

At Year End
Total assets                            $ 11,702.8     $ 11,277.1     $ 11,196.6     $ 10,801.0      $10,721.8     $  9,988.7
Current assets                             5,487.4        5,205.0        5,566.9        5,140.2        5,143.3        4,486.7
Current liabilities                        5,070.2        4,989.6        5,193.7        3,964.9        4,752.8        4,272.6
Working capital                              417.2          215.4          373.2        1,175.3          390.5          214.1
Property, plant and equipment, net         3,395.8        3,242.5        2,820.5        2,796.0        2,586.3        2,388.2
Capital investment                         6,632.6        6,287.5        6,002.9        6,836.1        5,969.0        5,716.1
Senior long-term
     debt (noncurrent)                     1,737.4        1,605.7        1,512.9        1,770.0        1,440.8        1,393.2
Subordinated long-term
     debt (noncurrent)                       750.0          750.0          750.0          750.0          766.0          766.0
Preferred securities of
     subsidiary company                      525.0          525.0          525.0          525.0          100.0             --
Redeemable preferred stock                      --             --             --          354.9          355.6          355.9
Common stockholders' equity                2,778.9        2,471.7        2,255.5        2,495.4        2,226.9        2,054.5
Stockholders' equity (all classes)         2,778.9        2,471.7        2,255.5        2,850.3        2,582.5        2,410.4
Common stockholders'
     equity per share                   $      6.06    $      5.50    $      4.97    $      5.52     $     4.93    $      4.51


36  ConAgra, Inc.



                                              1992           1991           1990           1989           1988

FOR THE YEAR
Net sales*                              $ 21,236.5     $ 19,528.3     $ 15,519.3     $ 11,340.4      $ 9,485.5
Income from continuing
     operations before income
     taxes and cumulative effect of
     changes in accounting                   587.7          515.2          356.9          312.2          240.1
After-tax income from continuing
     operations and before cumulative
     effect of changes in accounting         372.4          311.2          231.7          197.9          154.7
Net income                                   372.4          311.2          231.7          197.9          154.7
Basic earnings per share
     Continuing operations and before
     cumulative effect of changes
     in accounting                      $       .76    $       .72    $       .63    $       .55     $      .44
     Net income                         $       .76    $       .72    $       .63    $       .55     $      .44
Diluted earnings per share
     Continuing operations and before
     cumulative effect of changes
     in accounting                      $      .75     $       .71    $       .62    $       .54     $      .43
     Net income                         $      .75     $       .71    $       .62    $       .54     $      .43
Cash dividends declared per
     share of common stock              $      .2600   $       .2225  $       .1928  $       .1656   $      .1439
Market price per share
     of common stock
     High                               $    18.13     $     16.25    $     10.63    $      7.95     $     8.45
     Low                                $    12.25     $      9.84    $      7.06    $      6.00     $     4.64
     Last                               $    12.94     $     15.17    $     10.25    $      7.61     $     6.17
Weighted average shares
     outstanding -- basic (in millions)     455.8           403.2          364.2          356.9          351.4
Weighted average shares
     outstanding -- diluted (in millions)   463.8           410.7          372.2          366.6          363.1
Additions to property, plant and
     equipment, including acquisitions  $   378.9      $  1,159.9     $    349.3     $    241.1      $   196.3
Depreciation and amortization               319.3           250.8          129.7          101.7           89.5

At Year End
Total assets                            $ 9,758.7      $  9,420.3     $  4,804.2     $  4,278.2      $ 3,042.9
Current assets                            4,371.2         4,342.9        3,347.7        3,160.4        2,076.2
Current liabilities                       4,081.3         4,087.4        2,967.5        2,651.5        1,636.1
Working capital                             289.9           255.5          380.2          508.9          440.1
Property, plant and equipment, net        2,276.8         1,941.5        1,034.7          825.5          696.1
Capital investment                        5,677.4         5,332.9        1,836.7        1,626.7        1,406.8
Senior long-term
     debt (noncurrent)                    1,694.4         1,663.0          605.4          530.1          489.9
Subordinated long-term
     debt (noncurrent)                      430.0           430.0           30.0           30.0             --
Preferred securities of
     subsidiary company                        --              --             --             --             --
Redeemable preferred stock                  356.0           356.1            2.2            8.7            9.6
Common stockholders' equity               2,232.3         1,817.4        1,095.8          949.5          814.4
Stockholders' equity (all classes)        2,588.3         2,173.5        1,098.0          958.2          824.0
Common stockholders'
     equity per share                   $     4.81     $      4.34    $      2.98    $      2.63     $     2.32


* Beginning in fiscal 1997, international fertilizer sales are restated on a gross margin basis rather than invoice basis, consistent with how ConAgra accounts for sales in comparable businesses. Sales in fiscal years 1993 through 1996 have been restated accordingly; sales in fiscal years 1988 through 1992 have not been restated.

** 1996 amounts include non-recurring charges: before tax, $507.8 million; after tax, $356.3 million. Excluding the charges, fiscal 1996 income before income taxes was $916.4 million, net income was $545.2 million, basic earnings per share were $1.19, and diluted earnings per share were $1.17.

     Results exclude restatements in 1991 and prior years for subsequent events such as mergers accounted for as poolings of interests, and restatements in 1989 to reflect the required consolidation of ConAgra's finance companies.

     Per share results reflect the following common stock splits: three-for-two in 1989, three-for-two in 1991 and two-for-one in 1997 (calendar years).


                                                      1998 Annual Report 37

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
Our objective here is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements. Years (1997, 1998, etc.) in this discussion refer to ConAgra's May-ending fiscal years.

FINANCIAL CONDITION AND CASH FLOW
CAPITAL RESOURCES -- ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

CAPITAL INVESTMENT
Dollars in millions

---------------------------------------------------------------------------------
                                              1998           1997     % Change
---------------------------------------------------------------------------------
Working capital                           $  417.2       $  215.4          94%
Property, plant &
     equipment, net                        3,395.8        3,242.5           5
Intangible assets                          2,390.8        2,434.0          (2)
Other noncurrent assets                      428.8          395.6           8
---------------------------------------------------------------------------------
Total noncurrent assets                    6,215.4        6,072.1           2
---------------------------------------------------------------------------------
Capital investment                        $6,632.6       $6,287.5           5
---------------------------------------------------------------------------------

     During 1998, capital investment increased $345 million, or 5%, mainly because property, plant and equipment increased $153 million and working capital increased $202 million to $417 million, more comparable with the working capital levels in 1994 and 1996. Higher levels of working capital in 1995 were the result of prefunding of the company's stock repurchase program in connection with a planned redemption of its Class E preferred stock in 1996.
     Intangible assets are mainly goodwill related to acquisitions, principally goodwill associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. The non-cash provision for goodwill amortization is a source of cash, as is the non-cash provision for depreciation of fixed assets. Goodwill amortization was $67 million in 1998 and $69 million in 1997, while depreciation expense was $365 million in 1998 and $326 million in 1997.
     ConAgra financed its capital investment as shown in the following table:

CAPITALIZATION
Dollars in millions

---------------------------------------------------------------------------------
                                              1998           1997     % Change
---------------------------------------------------------------------------------
Senior long-term debt                     $1,737.4       $1,605.7           8%
Other noncurrent liabilities                 841.3          935.1          (10)
Subordinated long-term debt                  750.0          750.0           --
Subsidiary's preferred
     securities                              525.0          525.0           --
Common stockholders' equity                2,778.9        2,471.7           12
---------------------------------------------------------------------------------
Total capitalization                      $6,632.6       $6,287.5            5
---------------------------------------------------------------------------------

     In 1998, senior long-term debt, excluding the current portion of long-term debt, increased $132 million. Short-term borrowings backed by long-term credit agreements and classified as long-term decreased $123 million, while other senior debt issues increased $255 million.

38  ConAgra, Inc.

     Other noncurrent liabilities consist of estimated postretirement health care and pension benefits plus reserves for estimated income tax, legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra. It will require a number of years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes reserves are adequate.

     ConAgra's long-standing policy is to purchase on the open market shares of the company's common stock to replace shares issued for conversion of preferred stock, employee incentive and benefit programs, and smaller acquisitions accounted for as purchases so that such issuance will not dilute earnings per share. In 1998, ConAgra purchased on the open market 4.4 million shares of the company's common stock at a cost of $148 million. The number of shares purchased before a two-for-one common stock split during 1998 has been adjusted to a post-split basis. During the six years through 1998, ConAgra invested over $1.6 billion to purchase the company's common stock on the open market.

38  ConAgra, Inc.

     Common stockholders' equity increased $307 million in 1998 mainly because net income and the value of shares issued exceeded $274 million in cash dividends declared and the cost of shares purchased on the open market.

CASH FLOW -- Cash provided by operating activities was $576 million in 1998, compared to $938 million in 1997. The decrease in 1998 versus 1997 was primarily the result of higher inventories in Food Inputs & Ingredients and a higher level of receivables across all businesses. Depreciation and amortization increased in 1998 as compared to 1997.
     In 1997, cash provided by operating activities was $938 million compared to $1,162 million in 1996. The decrease was the result of reduced working capital needs in 1996, due mainly to the effects of grain markets and closure of a beef processing facility at the end of 1996. Depreciation and amortization in 1997 increased slightly.
     Cash used for investing activities was $384 million in 1998 versus $881 million in 1997. ConAgra invested $569 million in property, plant and equipment in 1998, and $670 million in 1997. ConAgra's investment in businesses acquired, net of disposals, was $169 million in 1997. In 1998, proceeds from businesses sold exceeded cash acquisition expenditures by $191 million as ConAgra issued common stock for certain acquisitions.
     Cash used for investing activities was $881 million in 1997 versus $603 million in 1996. Most of the increase in 1997 was due to a higher net investment in businesses acquired in that year.
     In 1999, ConAgra expects to invest $600 million to $650 million in additions to property, plant and equipment of present businesses. The capital projects in 1998 and planned for 1999 are broadly based investments in modernization, efficiency and capacity expansion. Larger projects planned for 1999 include construction of a new soybean products plant, a new potato products plant, a new flour plant and a major addition to an existing flour plant. Spending on these projects is expected to continue into 2000.
     Cash used in financing activities was $203 million in 1998 versus $65 million in 1997. In 1998, ConAgra repaid $356 million of senior long-term debt and reduced the amount of short-term borrowings backed by long-term credit agreements and classified as long-term by $123 million. In 1997, long-term debt repayments totaled $147 million. In 1998, ConAgra issued $305 million of senior long-term notes, with $300 million issued at 6.70%. In 1997, ConAgra issued $400 million of senior long-term notes, at a rate of 7.125% and increased short-term borrowings backed by long-term credit agreements and classified as long-term by
$51 million.   Short-term borrowings, used primarily to fund working capital needs, increased $329 million in 1998 compared to a $97 million increase in 1997. The cost of stock repurchased by ConAgra was $148 million in 1998 versus $260 million in 1997. Cash dividends paid totaled $263 million, up 14% from the $230 million paid in 1997.
     Cash used in financing activities was $65 million in 1997, down from $505 million in 1996. Treasury stock repurchases totaled $260 million in 1997, down substantially from the $664 million repurchased in 1996. The 1996 repurchases included shares bought back to effect the conversion of Class E cumulative convertible preferred stock into common. Repayments of long-term debt totaled $147 million in 1997, up from $49 million in 1996. Short-term borrowings backed by long-term credit agreements and classified as long-term increased by $51 million in 1997 versus a $116 million decrease in 1996. Short-term debt, used primarily to fund working capital requirements, increased $97 million in 1997 versus a $504 million increase in 1996. Cash dividends paid on common stock totaled $230 million in 1997, versus $216 million paid on common and preferred stock in 1996.

FINANCING OBJECTIVES -- ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.
     ConAgra's long-term and short-term debt objectives and results are shown under "Financing" on page 4 of our annual report. ConAgra met its long-term debt objective

                                                      1998 Annual Report 39
every year from 1976 through 1998, except 1991 and 1992 when we temporarily exceeded our self-imposed long-term debt limitation to acquire Beatrice. ConAgra has met its short-term debt objective for the past 23 years.
     ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1998, ConAgra's senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB+ (Standard & Poor's), all investment grade ratings.
     Short-term credit is provided by the sale of commercial paper and bank financing. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1998, short-term borrowing continued at interest rates significantly below the prime rate. Short-term debt averaged $2.52 billion in 1998 compared to $2.53 billion in 1997, excluding short-term borrowings classified as long-term. ConAgra uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 1998, cancelable lease expense was $152 million versus $133 million in 1997, and noncancelable lease expense was $114 million versus $111 million in 1997.
     To maintain a conservative financial position, ConAgra focuses on cash flow as well as its balance sheet. ConAgra's plans incorporate cash flow sufficient to meet financing obligations, maintain capital investment and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing the company's leverage.

ASSET LIQUIDITY -- Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.5 times property, plant and equipment at the end of 1998 and 1997. The seasonal nature and liquidity of ConAgra's current asset investments explain the company's significant use of short-term debt and emphasis on repaying short-term debt at year end.
     ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1998, total sales invoiced to customers were approximately $29.8 billion versus $23.8 billion reported net sales. This is because grain, feed ingredient merchandising and international fertilizer merchandising transactions include only gross margins in reported sales.
     ConAgra's current ratio (current assets divided by current liabilities) was
1.08 to 1 at the end of 1998, and 1.04 to 1 at the end of 1997. ConAgra's consolidated current ratio is a composite of various current ratios appropriate for our individual businesses. We focus more on appropriate use of short-term debt and trade credit financing than on the absolute level of our current ratio. Some ConAgra businesses are able to generate substantial trade credit that does not result in financing costs.

MARKET RISK -- The principal market risks affecting ConAgra are exposure to changes in commodity or energy prices and interest rates on debt. While the company does have international operations, and operates in international markets, it considers its market risk in such activities to be immaterial.

COMMODITIES -- ConAgra operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses various raw materials, many of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain them as needed.
     Commodities are subject to price fluctuations that may create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.
     ConAgra has established policies that limit the amount of unhedged inventory positions permissible for ConAgra's independent operating companies. Processing company limits are expressed in terms of weeks of commodity usage. Trading businesses are generally limited to a dollar risk exposure stated in relation to equity capital.
     ConAgra typically purchases certain commodities such as wheat, corn, oats, soybeans, soybean meal, soybean oil, cattle and hogs, for use in its processing businesses. In addition, ConAgra purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil and oats in its trading businesses. The commodity price risk associated with these activities can be hedged by selling (or buying) the underlying commodity, or by using an appropriate derivative commodity instrument. The particular hedging instrument used by ConAgra depends on a number of factors, including availability of appropriate derivative instruments. ConAgra utilizes exchange-traded futures and options as well as non-exchange-traded derivatives, in which case the company monitors the amount of associated credit risk.

40  Conagra, Inc.

     The following table presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each month end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The underlying commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.


EFFECT OF 10% CHANGE IN FAIR VALUE
(In millions)
-------------------------------------------------------------
     Processing Businesses
        Grains/Food
          High                                 $   30.0
          Low                                       9.0
          Average                                  23.6
     Meats
          High                                     22.5
          Low                                       2.6
          Average                                  11.1
     Trading Businesses
        Grains
          High                                     16.4
          Low                                       5.8
          Average                                  11.5
-------------------------------------------------------------

ENERGY -- ConAgra's operating companies incur substantial energy costs in their manufacturing facilities and incur higher operating expenses as a result of increases in energy costs. ConAgra has formed an energy subsidiary to hedge the companies' operations against adverse price movements in energy costs, primarily natural gas and electricity. In addition, the energy subsidiary trades derivative commodity and financial instruments as a profit-making activity. Trading is limited in terms of maximum dollar exposure and monitored to ensure compliance with these limits. The subsidiary uses both exchange-traded derivative commodity instruments and non-exchange-traded swaps and options. The company monitors the amount of associated counterparty credit risk for non-exchange-traded transactions.
     The following presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity and financial instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices, if available, and was based on the subsidiary's net derivative position by commodity at each month end during the fiscal year. The market risk exposure analysis excludes the anticipated energy requirements or physical delivery commitments that are being hedged by these instruments.


EFFECT OF 10% CHANGE IN FAIR VALUE
(In millions)
-------------------------------------------------------------
     High                                     $   11.5
     Low                                           2.1
     Average                                       5.9
-------------------------------------------------------------

INTEREST RATES -- ConAgra uses interest rate swaps to hedge adverse interest rate changes on a portion of its short-term debt. At May 31, 1998, the company had $600 million notional value of interest rate swaps outstanding. These swaps effectively change the interest rate on $600 million in short-term debt to a 6% fixed rate through the period ending December 22, 1998. Assuming year-end fiscal 1998 variable rates and


                                                      1998 Annual Report 41
average short-term borrowings for fiscal 1998, a one-hundred-basis-point change in interest rates would impact net interest expense by $25.6 million, net of the effect of swaps.

FOREIGN OPERATIONS -- Transactions denominated in a currency other than an entity's functional currency are generally hedged to reduce this market risk. The company uses principally non-exchange-traded contracts to effect this coverage. Market risk on such transactions is not material to the company's results of operations or financial position.
     The company's market risk from translation of foreign-based entities' annual profit and loss, and from amounts permanently invested in foreign subsidiaries, is not material.

                                                      1998 Annual Report 41

YEAR 2000 -- The Year 2000 computer software compliance issues affect ConAgra and many companies in the U.S. Historically, certain computer programs were written using two digits rather than four to define the applicable years. As a result, software may recognize a date using the two digits "00" as 1900 rather than the year 2000. Computer programs that do not recognize the proper date could generate erroneous data or cause systems to fail.

     ConAgra has performed an assessment of its major information technology systems and expects that all necessary modifications and/or replacements will be completed in a timely manner to ensure that systems are Year 2000 compliant. ConAgra continues to evaluate the estimated costs associated with these effects based on its experience to date. Based on current estimates, the costs to address these issues over the next two fiscal years are estimated to be approximately $50 to $60 million.

OPERATING RESULTS
This section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings and should be read together with Note 2 to the financial statements covering non-recurring charges and the business segments information shown in Note 18 to the financial statements.

1998 COMPARED WITH 1997 -- 1998 had 53 weeks versus 52 weeks in 1997. The holiday-shortened (Memorial Day) extra week added sales and expenses. The effect on earnings was not material.


NET SALES
Dollars in millions
--------------------------------------------------------------------------------
                                              1998           1997     % Change
--------------------------------------------------------------------------------
Grocery & Diversified Products           $ 5,620.1      $ 5,333.9         5.4%
Refrigerated Foods                        12,307.7       12,738.1        -3.4%
Food Inputs & Ingredients                  5,912.7        5,930.1         -.3%
--------------------------------------------------------------------------------
Total                                    $23,840.5      $24,002.1         -.7%
--------------------------------------------------------------------------------

     Seafood, potato products, frozen foods and acquisitions contributed to sales growth in Grocery & Diversified Products. Shelf-stable foods sales increased slightly. The main cause of the Refrigerated Foods sales decrease was lower commodity costs passed through as lower selling prices in fresh beef, pork and poultry. In Food Inputs & Ingredients, a large sales increase in crop inputs was offset mainly by the sale of a specialty retailing business in 1998's first quarter and lower commodity costs passed through as lower selling prices in grain processing. For ConAgra in total, lower commodity selling prices and business divestitures, net of sales added by acquisitions, reduced 1998 sales by approximately $650 million, nearly 3 percentage points.
     In 1998, gross margin (net sales minus cost of goods sold) increased $117.8 million, up 3.3%, while gross margin as a percent of sales increased to 15.4% in 1998 from 14.8% in 1997. Gross margin dollar and percent gains in Grocery & Diversified Products and Food Inputs & Ingredients more than offset declines in Refrigerated Foods.
     Selling, general and administrative (SG&A) expenses increased $92.3 million, or 4.1%, in 1998 due to business expansion, increased marketing spending and the extra week in the year. SG&A expenses as a percent of sales increased to 9.9% in 1998 versus 9.4% in 1997. SG&A expenses increased in all three business segments, excluding the specialty retailing divestiture in Food Inputs & Ingredients. The general corporate expense component of SG&A expenses decreased $15.2 million, or 8.5%, to $163.4 million in 1998 mainly due to lower incentive compensation and pension expense.

OPERATING PROFIT

--------------------------------------------------------------------------------
                                              1998           1997     % Change
--------------------------------------------------------------------------------
Grocery & Diversified Products            $  913.2       $  811.5        12.5%
Refrigerated Foods                           231.1          385.6       -40.1%
Food Inputs & Ingredients                    407.3          345.1        18.0%
--------------------------------------------------------------------------------
Total                                     $1,551.6       $1,542.2          .6%
--------------------------------------------------------------------------------

42  ConAgra, Inc.

     Operating profit represents earnings before interest expense (except financial businesses), goodwill amortization, general corporate expense and income taxes.
     All Grocery & Diversified businesses -- frozen foods, potato products, shelf-stable foods and seafood -- contributed to that segment's gain in operating income. Acquisitions accounted for a little under one percentage point of this segment's operating profit growth.
     In Refrigerated Foods, operating profit growth in branded processed meats and Australian beef was more than offset by a major decline in U.S. fresh meat and poultry -- the beef, pork, chicken and turkey products businesses. Excess supplies of animal



42  ConAgra, Inc.

protein, lower realizations from byproducts and reduced Asian export demand combined to depress industry selling prices and margins. As a result, U.S.
fresh meat and poultry was unprofitable in 1998.
     Crop inputs, specialty food ingredients, commodity services and grain processing drove Food Inputs & Ingredients operating profit increases.
Decreases in grain merchandising and offshore operations partially offset these gains.
     In 1998, net interest expense increased 8.0% to $299.3 million due to slightly higher average borrowing balances and interest rates, lower interest income and the extra week in the year. Income before income taxes and change in accounting increased .3% to $1.02 billion in 1998.
     In 1998, ConAgra implemented a new Financial Accounting Standards Board Emerging Issues Task Force directive requiring expensing rather than capitalizing certain business systems reengineering costs. This required accounting change resulted in a cumulative one-time, non-cash provision of $14.8 million after tax, or 3 cents per share.
     Before the accounting change, net income increased 2.1% to $628.0 million in 1998, and diluted earnings per share increased 1.5% to $1.36 from $1.34 in 1997. The effective tax rate was 38.5% in 1998 versus 39.6% in 1997. Including the accounting change, net income decreased .3% to $613.2 million, and diluted earnings per share decreased .7% to $1.33.

1997 COMPARED WITH 1996 -- Non-recurring charges (see Note 2 to the financial statements) in the fourth quarter of 1996 significantly affected ConAgra's results of operations in 1996. The charges totaled $507.8 million before income tax and $356.3 million after income tax, or $.78 per diluted share.
The non-recurring charges, on an after-tax basis, were for restructuring, $258.6 million; implementing SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, $79.8 million; and completion of a program to divest non-core businesses, $17.9 million.
     The restructuring plan was designed to streamline the company's production base, improve efficiency and enhance ConAgra's competitiveness. ConAgra implemented most of the plan during 1997 and substantially completed remaining projects in 1998.


NET SALES
Dollars in millions

-----------------------------------------------------------------------------------
                                              1997           1996     % Change
-----------------------------------------------------------------------------------
Grocery & Diversified Products           $ 5,333.9      $ 4,947.8          7.8%
Refrigerated Foods                        12,738.1       12,984.1         -1.9%
Food Inputs & Ingredients                  5,930.1        5,967.4          -.6%
-----------------------------------------------------------------------------------
Total                                    $24,002.1      $23,899.3           .4%
-----------------------------------------------------------------------------------

     Frozen foods, potato products and seafood contributed to sales growth in Grocery & Diversified Products, with the seafood increase largely due to an acquisition. In Refrigerated Foods, sales gains in branded processed meats and pork products were more than offset by a restructuring-related sales decrease, principally in beef products. In Food Inputs & Ingredients, sales growth led by crop inputs and specialty food ingredients, the latter mainly due to an acquisition, was offset by a large sales decrease caused by deconsolidating the malt processing business when 50% of it was sold at the end of 1996. For ConAgra in total, restructuring initiatives and business dispositions, net of acquisitions, reduced 1998 sales by $1.05 billion -- over 4 percentage points.
     In 1997, gross margin increased $60.9 million, up 1.7%, while gross margin as a percent of sales increased to 14.8% in 1997 from 14.6% in 1996. Gross margin dollar and percent gains in Grocery & Diversified Products and Food Inputs & Ingredients more than offset declines in Refrigerated Foods.
     SG&A expenses decreased $12.7 million, or .6%, in 1997, while SG&A as a percent of sales was 9.4% in 1997 and 9.5% in 1996. Increases in Grocery & Diversified Products, Food Inputs & Ingredients and the general corporate component were more than offset by a decrease in Refrigerated Foods.


OPERATING PROFIT
-----------------------------------------------------------------------------------
                                              1997           1996    % Change
-----------------------------------------------------------------------------------
Grocery & Diversified Products            $  811.5         $639.5        26.9%
Refrigerated Foods                           385.6          120.9       218.9%

                                                      1998 Annual Report 43



Food Inputs & Ingredients                    345.1          227.1        52.0%
-----------------------------------------------------------------------------------
Total                                     $1,542.2         $987.5        56.2%
-----------------------------------------------------------------------------------

     Comparisons of 1997 versus 1996 operating profit are affected substantially by non-recurring charges of $452.8 million before tax in 1996 for restructuring and SFAS No. 121 implementation. For purposes of segment reporting, these charges are included

                                                      1998 Annual Report 43
in operating profit of the individual segment, while a before-tax charge of $55 million related to disposal of non-core businesses is included in general corporate expense (see Note 18).
     In 1997, Grocery & Diversified Products operating profit was $811.5 million, up 26.9% including the charges and 15.4% excluding the charges in 1996. As was the case in 1998, all segment businesses contributed to the 1997 operating profit gain.
     Refrigerated Foods 1997 operating profit was $385.6 million, up 218.9% including the charges and down .3% excluding the charges the previous year. Excluding the charges, operating profit increased in branded processed meats, U.S. beef and Australia beef. This was offset by decreases in the poultry, pork and cheese businesses. The poultry and pork businesses suffered from high grain prices in 1997, while depressed raw material prices hurt overall margins in the cheese business.
     Food Inputs & Ingredients 1997 operating profit was $345.1 million, up 52.0% including the charges and down 1.5% excluding the charges in 1996. Excluding the charges, operating profit increased in businesses including flour milling, specialty food ingredients, crop inputs and specialty retailing. This was offset by operating profit decreases in grain merchandising, specialty grain processing, commodity services and international fertilizer. Much of this decrease can be traced to a lower-than-normal U.S. grain supply in the first half of 1997. Also, 1996 was an exceptional profit year for ConAgra Grain Companies.
     Excluding the charges in 1996, Food Inputs & Ingredients' reported operating profit was down modestly due to a higher proportion of equity earnings in 1997 (equity earnings are reported on an after-tax basis).
     ConAgra's total operating profit was $1.54 billion in 1997, up 56.2% including the charges and 7.1% excluding the charges in 1996. The 7.1% gain was also depressed by a greater proportion of equity earnings in 1997.
     In 1997, net interest expense decreased 9.1% to $277.2 million mainly due to lower short-term interest rates and lower short-term borrowings. Income before income tax in 1997 was $1,017.7 million, up 149.1% including the charges and 11.1% excluding the charges in 1996. The effective tax rate was 39.6% in 1997 versus 40.5% in 1996, excluding the impact of non-recurring charges.
     Net income in 1997 was $615.0 million, up 225.6% including the charges and 12.8% excluding the charges in 1996. Net income available for common stock (net income minus preferred dividends), though also $615.0 million in 1997, increased more than net income because preferred dividends dropped from $8.6 million in 1996 to zero in 1997 due to the redemption of ConAgra's Class E preferred stock during 1996. Consequently, net income available for common stock increased 241.1% including the charges and 14.6% excluding the charges in 1996.
     Diluted earnings per share in 1997 were $1.34, up 243.6% from $.39 in 1996 including the charges, and up 14.5% from $1.17 in 1996 excluding the charges.


44  ConAgra, Inc.


CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE FISCAL YEARS ENDED MAY
IN MILLIONS EXCEPT PER SHARE AMOUNTS
------------------------------------------------------------------------------------------------------------------------------

                                                                             1998               1997               1996
                                                                          ------------       ------------       ------------
Net sales                                                                 $ 23,840.5         $ 24,002.1         $ 23,899.3

Costs and expenses
   Cost of goods sold                                                       20,162.4           20,441.8           20,399.9
   Selling, administrative and general expenses                              2,357.7            2,265.4            2,278.1
   Interest expense (Note 7)                                                   299.3              277.2              304.9
   Non-recurring charges (Note 2)                                                  -                  -              507.8
                                                                          ----------         ----------         ----------
                                                                            22,819.4           22,984.4           23,490.7
                                                                          ----------         ----------         ----------
Income before income taxes and cumulative effect of change in
   accounting                                                                1,021.1            1,017.7              408.6
Income taxes (Note 13)                                                         393.1              402.7              219.7
                                                                          ----------         ----------         ----------

Income before cumulative effect of change in accounting                        628.0              615.0              188.9
Cumulative effect of change in accounting for
     systems reengineering costs                                               (14.8)                   -                -
                                                                          ----------         ----------         ----------

Net income                                                                     613.2              615.0              188.9
Less preferred dividends                                                           -                  -                8.6
                                                                          ----------         ----------         ----------

Net income available for common stock                                     $    613.2         $    615.0         $    180.3
                                                                          ----------         ----------         ----------
                                                                          ----------         ----------         ----------

Income per share - basic (Note 3)
   Income before cumulative effect of change in accounting                $     1.39         $     1.36         $      .40
   Cumulative effect of change in accounting                                    (.03)                 -                  -
                                                                          ----------         ----------         ----------
   Net income                                                             $     1.36         $     1.36         $      .40
                                                                          ----------         ----------         ----------
                                                                          ----------         ----------         ----------


Income per share - diluted (Note 3)
   Income before cumulative effect of change in accounting                $     1.36          $    1.34         $      .39
   Cumulative effect of change in accounting                                    (.03)                 -                  -
                                                                          ----------         ----------         ----------
   Net income                                                             $     1.33          $    1.34         $      .39
                                                                          ----------         ----------         ----------
                                                                          ----------         ----------         ----------


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                    1998 Annual Report  45


CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MAY 31, 1998 AND MAY 25, 1997
DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNT
----------------------------------------------------------------------------------------------------------------------------

ASSETS                                                                                        1998                 1997
                                                                                          -------------        -------------
Current assets
   Cash and cash equivalents                                                              $      95.2          $     105.8
   Receivables, less allowance for doubtful accounts
     of $67.7 and $67.2 (Note 4)                                                              1,535.6              1,367.6
   Inventories (Note 5)                                                                       3,523.1              3,342.9
   Prepaid expenses                                                                             333.5                388.7
                                                                                          -----------          -----------
         Total current assets                                                                 5,487.4              5,205.0
                                                                                          -----------          -----------

Property, plant and equipment
   Land                                                                                         150.9                156.5
   Buildings, machinery and equipment                                                         4,739.6              4,387.9
   Other fixed assets                                                                           379.8                293.9
   Construction in progress                                                                     397.2                436.0
                                                                                          -----------          -----------
                                                                                              5,667.5              5,274.3
   Less accumulated depreciation                                                             (2,271.7)            (2,031.8)
                                                                                          -----------          -----------
       Property, plant and equipment, net                                                     3,395.8              3,242.5
                                                                                          -----------          -----------
Brands, trademarks and goodwill, at cost
   less accumulated amortization of $639.0 and $565.8                                         2,390.8              2,434.0
Other assets                                                                                    428.8                395.6
                                                                                          -----------          -----------
                                                                                          $  11,702.8          $  11,277.1
                                                                                          -----------          -----------
                                                                                          -----------          -----------
46  ConAgra, Inc.



LIABILITIES AND STOCKHOLDERS' EQUITY                                                           1998                 1997
                                                                                          -------------        -------------
Current liabilities
   Notes payable                                                                          $     858.1          $     529.0
   Current installments of long-term debt                                                        52.2                352.9
   Accounts payable                                                                           1,962.0              1,894.7
   Advances on sales                                                                            829.7                766.5
   Accrued payroll                                                                              292.0                283.3
   Other accrued liabilities                                                                  1,076.2              1,163.2
                                                                                          -----------          -----------
         Total current liabilities                                                            5,070.2              4,989.6
                                                                                          -----------          -----------

Senior long-term debt, excluding current installments (Note 7)                                1,737.4              1,605.7
Other noncurrent liabilities (Note 8)                                                           841.3                935.1
Subordinated debt (Note 7)                                                                      750.0                750.0
Preferred securities of subsidiary company (Note 9)                                             525.0                525.0
Common stockholders' equity (Notes 10, 11 and 12)
   Common stock of $5 par value, authorized 1,200,000,000
     shares; issued 510,314,837 and 506,161,530                                               2,551.6              1,265.4
   Additional paid-in capital                                                                   317.5                643.3
   Retained earnings                                                                          1,325.6              2,061.2
   Foreign currency translation adjustment                                                      (67.6)               (31.5)
   Less treasury stock, at cost,
     common shares 30,011,958 and 30,036,626                                                   (705.2)              (655.1)
                                                                                          -----------          -----------
                                                                                              3,421.9              3,283.3
   Less unearned restricted stock and value of 21,376,632 and
     26,202,608 common shares held in Employee Equity Fund (Note 11)                           (643.0)              (811.6)
                                                                                          -----------          -----------
         Total common stockholders' equity                                                    2,778.9              2,471.7
                                                                                          -----------          -----------
                                                                                          $  11,702.8          $  11,277.1
                                                                                          -----------          -----------
                                                                                          -----------          -----------

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                   1998 Annual Report  47


CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
FOR FISCAL YEARS ENDED MAY
COLUMNAR AMOUNTS IN MILLIONS

----------------------------------------------------------------------------------------------------------------------------------

                                                                                  FOREIGN                       EEF*
                                                   ADDITIONAL                     CURRENCY                     STOCK
                           COMMON     COMMON        PAID-IN        RETAINED     TRANSLATION    TREASURY         AND
                           SHARES     STOCK         CAPITAL        EARNINGS      ADJUSTMENT      STOCK         OTHER         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 29, 1995     505.8   $1,264.3      $   409.9      $ 1,712.5       $  (44.9)     $(206.9)      $ (639.5)   $  2,495.4
Shares issued
  Stock option and
   incentive plans             .2         .4            1.8                                                                     2.2
  EEF*: stock option,
   incentive and other
   employee benefit plans                               (.9)                                                     95.9          95.0
  Fair market valuation of
   EEF shares                                         145.4                                                    (145.4)            -
  Acquisitions                            .1             .9                                         2.3                         3.3
Shares acquired
  Incentive plans                                                                                  (9.7)          2.1          (7.6)
  Treasury shares purchased                                                                      (664.0)                     (664.0)
Conversion of preferred stock
  into common                             .1         (134.0)                                      488.3                       354.4
Foreign currency translation
  adjustment                                                                          5.8                                       5.8
Dividends declared
  Preferred stock                                                     (8.6)                                                    (8.6)
  Common stock, $.460 per share                                     (209.3)                                                  (209.3)
Net income                                                           188.9                                                    188.9
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 1996     506.0    1,264.9          423.1        1,683.5          (39.1)       (390.0)       (686.9)      2,255.5
Shares issued
  Stock option and
   incentive plans             .2         .4            1.4                                          .4                         2.2
  EEF*: stock option,
   incentive and other
   employee benefit plans                              13.0                                                      78.8          91.8
  Fair market valuation
   of EEF shares                                      204.8                                                    (204.8)            -
  Acquisitions                            .1            1.1                                         4.3                         5.5
Shares acquired
  Incentive plans                                       (.1)                                      (10.1)          1.3          (8.9)
  Treasury shares purchased                                                                      (259.7)                     (259.7)
Foreign currency translation
  adjustment                                                                          7.6                                       7.6
Dividends declared
  Common stock, $.528 per share                                     (237.3)                                                  (237.3)
Net income                                                           615.0                                                    615.0
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 25, 1997     506.2    1,265.4          643.3        2,061.2          (31.5)       (655.1)       (811.6)      2,471.7
Shares issued
  Stock option and
   incentive plans             .2        1.3            2.4                                          .5                         4.2
  EEF*: stock option,
   incentive and other
   employee benefit plans                              34.7                                                      70.5         105.2
  Fair market valuation of
      EEF shares                                      (97.1)                                                     97.1             -
  Acquisitions                8.8       43.9          (16.7)          31.6                          2.2                        61.0
Shares acquired
  Incentive plans                                                                                 (19.4)          1.0         (18.4)
  Treasury shares purchased                                                                      (148.3)                     (148.3)
Shares retired               (4.9)     (24.6)                        (90.3)                       114.9                           -
Two-for-one stock split              1,265.6         (249.1)      (1,016.5)                                                       -
Foreign currency
  translation adjustment                                                            (36.1)                                    (36.1)
Dividends declared
  Common stock, $.605
   per share                                                        (273.6)                                                  (273.6)
Net income                                                           613.2                                                    613.2
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998     510.3   $2,551.6      $   317.5      $ 1,325.6       $  (67.6)     $ (705.2)     $ (643.0)   $  2,778.9
                            -----   --------      ---------      ---------       ---------     ---------     ---------   ----------
                            -----   --------      ---------      ---------       ---------     ---------     ---------   ----------

The accompanying notes are an integral part of the consolidated financial statements.

*Employee Equity Fund (Note 11)

48  ConAgra, Inc.



CONAGRA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MAY
DOLLARS IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                       1998               1997                1996
                                                                                     --------           --------           --------
Cash flows from operating activities
Net income                                                                           $  613.2           $  615.0           $  188.9
   Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and other amortization                                              378.9              345.2              338.4
       Goodwill amortization                                                             67.4               68.6               69.5
       Cumulative effect of change in accounting and non-recurring charges               24.0                  -              507.8
       Other noncash items (includes nonpension postretirement benefits)                 87.1               92.4              124.3
       Change in assets and liabilities before effects from business acquisitions
         Receivables                                                                   (190.1)             106.2             (125.4)
         Inventories and prepaid expenses                                              (273.6)             326.8             (537.9)
         Accounts payable and accrued liabilities                                      (130.8)            (616.0)             596.3
                                                                                     --------           --------           --------
           Net cash flows from operating activities                                     576.1              938.2            1,161.9
                                                                                     --------           --------           --------

Cash flows from investing activities
   Additions to property, plant and equipment                                          (569.1)            (670.0)            (668.5)
   Payment for business acquisitions                                                    (33.7)            (197.8)            (467.1)
   Sale of businesses and property, plant and equipment                                 224.2               28.7              388.8
   Notes receivable and other items                                                      (4.9)             (41.6)             143.4
                                                                                     --------           --------           --------
           Net cash flows from investing activities                                    (383.5)            (880.7)            (603.4)
                                                                                     ---------          --------           --------

Cash flows from financing activities
   Net short-term borrowings                                                            329.1               97.4              503.7
   Proceeds from issuance of long-term debt                                             305.0              448.5                  -
   Repayment of long-term debt                                                         (479.1)            (147.1)            (165.0)
   Cash dividends paid                                                                 (263.2)            (229.9)            (215.5)
   Treasury stock purchases                                                            (148.3)            (259.7)            (664.0)
   Employee Equity Fund stock transactions                                               43.6               17.3               21.8
   Other items                                                                            9.7                8.1               14.2
                                                                                     --------           --------           --------
           Net cash flows from financing activities                                    (203.2)             (65.4)            (504.8)
                                                                                     --------           --------           --------

Net increase (decrease) in cash and cash equivalents                                    (10.6)              (7.9)              53.7
Cash and cash equivalents at beginning of year                                          105.8              113.7               60.0
                                                                                     --------           --------           --------
Cash and cash equivalents at end of year                                             $   95.2           $  105.8           $  113.7
                                                                                     --------           --------           --------
                                                                                     --------           --------           --------

Noncash financing activities
   Treasury stock issued for conversion of Class E cumulative convertible
     preferred stock into common stock (Note 10)                                     $      -           $      -           $  482.2
                                                                                     --------           --------           --------
                                                                                     --------           --------           --------



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                             1998 Annual Report  49

CONAGRA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 1998, MAY 25, 1997 AND MAY 26, 1996
COLUMNAR AMOUNTS IN MILLIONS EXCEPT PER SHARE AMOUNTS
-----------------------------------------------------------------------------

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       FISCAL YEAR - The fiscal year of ConAgra ("ConAgra" or the "Company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 53-week periods (fiscal 1998) or 52-week periods (fiscal 1997 and 1996).

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

                Buildings                                   15 - 40 years
                Machinery and equipment                      5 - 20 years
                Other fixed assets                           5 - 15 years

       BRANDS, TRADEMARKS, GOODWILL AND LONG-LIVED ASSETS - Brands and goodwill arising from the excess of cost of investment over fair value of net assets at date of acquisition and trademarks are amortized using the straight-line method, principally over a period of 40 years. As required by SFAS No. 121, an impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value. The Company considers continued operating losses, or significant and long-term changes in industry conditions, to be its primary indicators of potential impairment.

       Recoverability of goodwill not identified with impaired assets under SFAS No. 121 is evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business.

       DERIVATIVE INSTRUMENTS - The Company uses derivatives for the purpose of hedging commodity price and, to a lesser extent, interest rate exposure, that exist as a part of its ongoing business operations.

       INTEREST RATE SWAP AGREEMENTS - The Company utilizes interest rate swap agreements to alter the impact of changes of interest rates. Interest differentials to be paid or received on such swaps are recognized in income as incurred, as a component of interest expense.

50  ConAgra, Inc.

       COMMODITY CONTRACTS - The Company uses commodity futures and option contracts, swaps and forward contracts to manage price fluctuations in various commodities traded or used in its businesses. In the trading businesses, commodity contracts are marked-to-market with net amounts due to or from counterparties recorded in accounts receivable or payable and the related gains or losses recorded in the statement of earnings. The Company's processing businesses reflect commodity contract gains and losses as adjustments to the basis of underlying hedged commodities purchased; gains or losses are recognized in the statement of earnings as a component of cost of goods sold upon sale of the hedged commodity.

       In general, derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Changes in market values of derivative instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Deferred gains or losses related to any instrument 1) designated but ineffective as a hedge of existing assets, liabilities, or firm commitments, or 2) designated as a hedge of an anticipated transaction which is no longer likely to occur, are recognized immediately in the statement of earnings.

       Cash flows related to derivative financial instruments are classified in the statements of cash flows in a manner consistent with those of transactions being hedged.

       NET SALES - Gross margins earned from grain, international fertilizer and feed ingredients merchandised, which are included in net sales, total $214.3 million, $176.8 million and $179.8 million for fiscal 1998, 1997 and 1996, respectively.

       Sales and cost of sales, if reported on a gross basis for these activities, would be increased by $6.0 billion, $6.0 billion and $6.5 billion for fiscal 1998, 1997 and 1996, respectively.

       FAIR VALUES OF FINANCIAL INSTRUMENTS - Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

       ACCOUNTING CHANGES - In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"),
       EARNINGS PER SHARE.  See Note 3.

       In the third quarter of fiscal 1998, the Company recorded a one-time, after-tax, non-cash charge of $14.8 million to comply with a recently issued ruling by the Financial Accounting Standards Board's Emerging Issues Task Force: (EITF) No. 97-13. This EITF requires business process reengineering costs associated with computer systems development to be expensed as incurred. Previously, the Company had capitalized such costs as development costs.

       In fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), ACCOUNTING FOR STOCK-BASED COMPENSATION. As permitted under SFAS No. 123, the Company continues to account for employee stock option plans using the intrinsic value method of accounting. See Note 12.

       In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. See
       Note 2.

       In fiscal 1998, Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION and Statement of Financial Accounting Standards No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS were issued. These standards, which will become effective in fiscal 1999, expand or modify disclosures and will have no effect on the Company's consolidated financial position, results of operations or cash flows.

       In June 1998, Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued. This standard will become effective in fiscal 2001. The Company has not quantified the impact, if any, resulting from adoption of this standard.

       RECLASSIFICATION - Certain amounts in the fiscal 1997 Notes to Consolidated Financial Statements have been reclassified to conform to fiscal 1998 presentation.

                                                         1998 Annual Report  51

2.     NON-RECURRING CHARGES

       In the fourth quarter of fiscal 1996 the Company recorded non-recurring charges for a restructuring plan, early adoption of SFAS No. 121 and completion of a previously announced disposition program. These charges were as follows:

                                                  BEFORE           AFTER
                                              INCOME TAX         INCOME TAX
                                              ----------         ----------
       Restructuring plan                     $   353.0          $   258.6
       Adoption of SFAS No. 121                    99.8               79.8
       Disposition program                         55.0               17.9
                                               ---------         ---------
         Total charges                        $   507.8          $   356.3
                                               ---------         ---------
                                               ---------         ---------

       The effect of these charges in fiscal 1996 was $.79 for basic income per share and $.78 for diluted income per share.

       The fiscal 1996 restructuring plan was designed to streamline the Company's production base, improve efficiency and enhance its competitiveness. The restructuring plan included closing or reconfiguring a number of production facilities and businesses and reducing the workforce by approximately 6,000 employees.

       Restructuring reserves were established in fiscal 1996 totaling $353.0 million. Of this amount, $278.4 million was reserved for asset impairment, $41.0 million for employee-related cash outlays and $33.6 million for other charges relating to the restructuring initiative, the majority of which required cash outlays. Substantially all assets have been written off or cash payments made as of fiscal year end 1998. None of the above reserves were released to profit and loss in fiscal 1998 or fiscal 1997.

       In fiscal 1996, the Company also early adopted SFAS No. 121. The noncash charge from the adoption of this standard resulted from changes in industry conditions, continued operating losses and from the Company's grouping assets at a lower level than under its previous method of accounting. Under the Company's previous policy for evaluating impairment, assets were generally grouped at major operating entity levels, and at those levels of grouping, no impairment charge was required.

       Also in fiscal 1996, the Company recognized a charge relating to previously announced plans to dispose of certain non-core businesses.

3.     INCOME PER SHARE

       In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), EARNINGS PER SHARE, which requires presentation of basic and diluted income per share on the face of the Consolidated Statements of Earnings. Basic income per share is calculated on the basis of weighted average outstanding common shares, after giving effect to preferred stock dividends. Diluted income per share is computed on the basis of weighted average outstanding common shares; plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive. All income per share disclosures have been restated in accordance with SFAS No. 128.

       The following table reconciles the income and average share amounts used to compute both basic and diluted income per share:

                                                                      1998          1997           1996
                                                                   ---------     ---------      ---------
INCOME PER SHARE - BASIC

   Income before cumulative effect of
     change in accounting                                          $   628.0     $   615.0      $   188.9
   Less preferred dividends                                                -             -           (8.6)
                                                                   ----------    ----------     ---------
   Income available for common stock before
     cumulative effect of change in accounting                         628.0         615.0          180.3
   Cumulative effect of change in accounting                           (14.8)            -              -
                                                                   ---------     ----------     ----------
   Net income available for common stock                           $   613.2     $   615.0      $   180.3
                                                                   ---------     ----------     ----------
                                                                   ---------     ----------     ----------

   Weighted average shares outstanding - basic                         451.8         451.3          451.3
                                                                   ---------     ----------     ----------
                                                                   ---------     ----------     ----------



INCOME PER SHARE - DILUTED

   Income available for common stock before
     cumulative effect of change in accounting                     $   628.0     $   615.0      $   180.3
   Cumulative effect of change in accounting                           (14.8)            -              -
                                                                   ---------     ----------     ----------
   Net income available for common stock                           $   613.2     $   615.0      $   180.3
                                                                   ---------     ----------     ----------
                                                                   ---------     ----------     ----------

   Weighted average shares outstanding - basic                         451.8         451.3          451.3
   Add shares contingently issuable upon
     exercise of stock options                                           9.5           7.7            7.6
                                                                   ---------     ----------     ----------
   Weighted average shares outstanding - diluted                       461.3         459.0          458.9
                                                                   ---------     ----------     ----------
                                                                   ---------     ----------     ----------

4.    RECEIVABLES

       The Company has an agreement to sell interests in pools of receivables, in an amount not to exceed $550 million at any one time. Participation interests in new receivables may be sold, as collections


52  ConAgra, Inc.

       reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, administrative and general expenses in the Consolidated Statements of Earnings. Gross proceeds from the sales were $524 and $534 million at fiscal year-end 1998 and 1997, respectively.

5.    INVENTORIES

       The major classes of inventories are as follows:

                                                                             1998                1997
                                                                        -------------       -------------
        Hedged commodities                                               $   1,199.3         $   1,169.8
        Food products and livestock                                          1,245.6             1,191.0
        Agricultural chemicals, fertilizer and feed                            581.4               381.4
        Retail merchandise                                                      13.6               127.5
        Other, principally ingredients and supplies                            483.2               473.2
                                                                        -------------       -------------
                                                                         $   3,523.1         $   3,342.9
                                                                        -------------       -------------
                                                                        -------------       -------------

6.    SHORT-TERM CREDIT FACILITIES AND BORROWINGS

       At May 31, 1998, the Company has credit lines from banks which total approximately $5.3 billion, including: $1.75 billion of long-term revolving credit facilities maturing in September 2002; $1.75 billion short-term revolving credit facilities maturing in September 1998; and uncompensated bankers' acceptance and money market loan facilities approximating $1.8 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

       The Company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1998 fiscal year were $2,515.1 million. This excludes an average of $646.8 million of short-term borrowings that were classified as long-term throughout the fiscal year (see Note 7). The highest period-end short-term indebtedness during fiscal 1998 was $3,545.5 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.78% and 5.63%, respectively, for fiscal 1998 and 1997.

       In fiscal 1998 and 1997, the Company entered into interest rate swap agreements to eliminate the impact of changes in short-term borrowing rates. At May 31, 1998, the Company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $600 million of short-term borrowings from variable to a 6% fixed rate. The swaps will mature on December 22, 1998. At May 25, 1997, the Company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $1,400 million of short-term borrowings from variable to fixed rates (ranging from 5.8% to 6.4%). The swap agreements matured in fiscal 1998. The net cost in fiscal 1998 and fiscal 1997, and the estimated fair value of these agreements as of May 31, 1998 and May 25, 1997 were not material.

7.      SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                                                                 1998               1997
                                                                                            -------------      -------------
        Senior Debt
           Commercial paper backed by long-term revolving
             credit agreements                                                              $     685.6        $     808.9
             9.875% senior debt due in 2006                                                       100.0              100.0
             7.125% senior debt due in 2026 (redeemable at option of
              holders in 2006)                                                                    397.6              397.6
             6.70% senior debt due in 2027 (redeemable at option of
              holders in 2009)                                                                    300.0                  -
             6.34% to 9.77% publicly issued unsecured medium-term notes
              due in various amounts through 2004                                                 119.5              154.5
             9.87% to 9.95% unsecured senior notes due in various
              amounts through 2009                                                                 66.5               78.1
             Industrial Development Revenue Bonds (collateralized by
              plant and equipment) due on various dates through 2017 at
              an average rate of 6.73% and 6.91%                                                   31.3               29.7
           Miscellaneous unsecured                                                                 36.9               36.9
                                                                                            -----------        -----------
                 Total senior debt                                                              1,737.4            1,605.7
                                                                                            -----------        -----------

        Subordinated Debt
           9.75% subordinated debt due in 2021                                                    400.0              400.0
           7.375% to 7.4% subordinated debt due through 2005                                      350.0              350.0
                                                                                            -----------        -----------
                 Total subordinated debt                                                          750.0              750.0
                                                                                            -----------        -----------
        Total long-term debt, excluding current installments                                $   2,487.4        $   2,355.7
                                                                                            -----------        -----------
                                                                                            -----------        -----------

       The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 31, 1998 are as follows:

                       1999                            $   52.2
                       2000                                19.7
                       2001                                18.5
                       2002                               122.2
                       2003                               692.5

                                                                                              1998 Annual Report  53

       Under the long-term credit facility referenced in Note 6, the Company has agreements that allow it to borrow up to $1.75 billion through September 2002.

       The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

       Net interest expense consists of:

                                                      1998            1997           1996
                                                  ----------      ----------     ----------
        Long-term debt                             $  205.6        $  202.9       $  212.5
        Short-term debt                               142.9           129.0          139.8
        Interest income                               (37.8)          (43.5)         (41.6)
        Interest capitalized                          (11.4)          (11.2)          (5.8)
                                                   --------        --------       --------
                                                   $  299.3        $  277.2       $  304.9
                                                   --------        --------       --------
                                                   --------        --------       --------

       Net interest paid was $299.1 million, $274.5 million and $309.2 million in fiscal 1998, 1997 and 1996, respectively.

       Short-term debt interest expense of $19.1 million, $21.8 million and $27.5 million in fiscal 1998, 1997 and 1996, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

       The carrying amount of long-term debt (including current installments) was $2,539.6 million and $2,708.6 million as of May 31, 1998 and May 25, 1997, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 31, 1998 and May 25, 1997 was estimated at $2,776.3 million and $2,821.7 million, respectively. The Company's long-term debt is generally not callable until maturity.

8.    OTHER NONCURRENT LIABILITIES

       Other noncurrent liabilities consist of estimated liabilities of Beatrice Company (acquired in fiscal 1991) and estimated postretirement health care and pension benefits as follows:

                                                                             1998              1997
                                                                         ----------        ----------
        Income tax, legal and environmental liabilities primarily
           associated with the Company's acquisition of
           Beatrice Company                                               $  372.3          $  460.2
        Estimated postretirement health care and pensions                    552.2             551.9
                                                                          --------          --------
                                                                             924.5           1,012.1
        Less estimated current portion                                        83.2              77.0
                                                                          --------          --------
                                                                            $841.3            $935.1

                                                                          --------          --------
                                                                          --------          --------

9.     PREFERRED SECURITIES OF SUBSIDIARY COMPANY

       ConAgra Capital, L.C., an indirectly controlled subsidiary of the Company, has the following Preferred Securities outstanding:

       4 MILLION SHARES OF 9% SERIES A CUMULATIVE PREFERRED ("SERIES A SECURITIES")
             Distributions are payable monthly.

       7 MILLION SHARES OF SERIES B ADJUSTABLE RATE CUMULATIVE PREFERRED ("SERIES B SECURITIES")
             Distributions are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 1998 ranged from 5.6% to 6.6%.

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

54  ConAgra, Inc.

       February 29, 2000 with respect to Series C Securities, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

       In connection with the issuance of the Series B Securities, the Company entered into a swap with a money center bank that effectively changed the distribution rate to a function of the three-month LIBOR on $175.0 million until May 31, 1998. The net cost of this swap in fiscal 1998, 1997 and 1996 was insignificant. The estimated fair value of this swap agreement was an obligation of $1.5 million as of May 25, 1997.

10.    CAPITAL STOCK

       The Company has authorized shares of preferred stock as follows:

              Class B - $50 par value; 150,000 shares
              Class C - $100 par value; 250,000 shares
              Class D - without par value; 1,100,000 shares
              Class E - without par value; 16,550,000 shares

       There are no preferred shares issued or outstanding as of May 31, 1998.

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

       In connection with a two-for-one split of the Company's common stock, effective October 1, 1997, the Company issued 253.1 million shares (including 17.1 million shares and 12.2 million shares added to treasury stock and the Employee Equity Fund, respectively) in the form of a stock dividend. All references in the financial statements with regard to number of shares of common stock, related dividends and per share amounts have been restated to reflect this stock split.

11.    EMPLOYEE EQUITY FUND

       In fiscal 1993, the Company established a $700 million Employee Equity Fund ("EEF"), a newly formed grantor trust, to pre-fund future stock-related obligations of the Company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra common stock and does not change those plans or the amounts of stock expected to be issued for those plans.

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

       Following is a summary of shares held by the EEF:

                                                           1998                    1997
                                                      ------------            ------------
         Shares held (in millions)                          21.4                    26.2

         Cost - per share                                $14.552                $ 14.552
         Cost - total                                      311.1                   381.3

         Fair market value - per share                    $29.25                 $ 30.25
         Fair market value - total                         625.3                   792.6

12.    STOCK OPTIONS AND RIGHTS

       Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost to the employee. During fiscal 1998, 1997 and 1996, 274,926 shares, 565,722 shares and 493,036 shares of restricted stock (including stock issued under incentive plans) were issued. The value of the restricted stock, equal to fair market value at the time of grant, is being amortized as compensation expense. This compensation expense was not significant for fiscal 1998, 1997 and 1996. Generally, options granted become exercisable over a four-year period and expire ten years after the date of grant. For participants under the long-term senior management incentive plan, options are exercisable under various vesting schedules. Option shares and prices are adjusted for common stock splits and changes in capitalization.

                                                          1998 Annual Report  55

       The changes in the outstanding stock options during the three years ended May 31, 1998 are summarized below:

                                                  1998                           1997                             1996
                                      ---------------------------------------------------------------------------------------------
                                                        WEIGHTED                        WEIGHTED                        WEIGHTED
                                                        AVERAGE                          AVERAGE                         AVERAGE
                                                        EXERCISE                        EXERCISE                        EXERCISE
                                           SHARES        PRICE            SHARES          PRICE          SHARES           PRICE
                                      ---------------------------------------------------------------------------------------------
        Beginning of year                   22.2         $ 17.40           22.2         $ 14.98           26.0           $ 13.11

        Granted                              5.1           33.72            5.7           24.03            5.4             20.03
        Exercised                           (3.1)          14.45           (4.2)          13.87           (4.8)            12.24
        Canceled                            (1.2)          21.19           (1.5)          16.51           (4.4)            13.10

        End of year                         23.0         $ 21.23           22.2         $ 17.40           22.2           $ 14.98

        Exercisable
           at end of year                   13.2         $ 17.36           12.1         $ 14.92           12.4           $ 13.42

       The following summarizes information about stock options outstanding as of May 31, 1998:

                                                            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                            ------------------------------------------------------  -------------------------------
                                                                   WEIGHTED         WEIGHTED                             WEIGHTED
                                                                   AVERAGE          AVERAGE                              AVERAGE
                                                                  REMAINING         EXERCISE                             EXERCISE
              RANGE OF EXERCISE PRICE            SHARES              LIFE            PRICE               SHARES           PRICE
         ---------------------------------- ------------------ ----------------- -----------------  ----------------- -------------
              $ 5.58     -       $ 8.22             .3                 .6             $ 6.89                .3             $ 6.89
                8.56     -        12.69            3.3                3.8              11.43               3.3              11.43
               13.13     -        19.50            5.8                5.1              15.47               4.9              15.40
               19.94     -        29.50            8.7                7.9              22.35               3.7              21.96
               31.88     -        36.81            4.9                9.3              33.81               1.0              33.81

                5.58     -        36.81           23.0                6.8              21.23              13.2              17.36

       The Company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

       Pro forma information regarding net income and income per share is required by SFAS No. 123, assuming the Company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 6.03%, 6.40% and 5.25%; a dividend yield of 2.1%, 2.2% and 2.2%; expected volatility of 19.1%, 20.9% and 22.4%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 1998, 1997 and 1996 was $8.53, $6.54 and $5.14, respectively. Pro forma net income and income per share, after cumulative effect of change in accounting, are as follows (because SFAS No. 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect will not be fully reflected until fiscal 2000):

                                                                         1998          1997          1996
                                                                      ---------     ---------     ---------
         Pro forma net income available for common stock               $ 602.2       $ 608.6       $ 177.6

         Pro forma basic income per share                                 1.33          1.35           .39

         Basic income per share - as reported                             1.36          1.36           .40

         Pro forma diluted income per share                               1.31          1.33           .39

         Diluted income per share - as reported                           1.33          1.34           .39

       At May 31, 1998, approximately 13.6 million shares were reserved for granting additional options and restricted or bonus stock awards.

       Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable ten days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the Company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the Company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the Company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the Company's Board of Directors on July 12, 1996 payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997 as a result of the two-for-one stock split. At May 31, 1998, the Company has reserved one million Class E preferred shares for exercise of the Rights.

56  ConAgra, Inc.

13.    PRETAX INCOME AND INCOME TAXES

       Income before taxes and cumulative effect of change in accounting consisted of the following:

                                                                 1998              1997               1996
                                                            -----------      ------------       ------------
        United States                                        $   949.0         $   971.1          $   386.3
        Foreign                                                   72.1              46.6               22.3
                                                             ---------        ----------         ----------
                                                             $ 1,021.1         $ 1,017.7          $   408.6
                                                             ---------        ----------         ----------
                                                             ---------        ----------         ----------

       The provision for income taxes includes the following:

                                                                 1998              1997              1996
                                                            -----------      ------------       -----------
        Current
           Federal                                           $   282.3         $   268.2          $   186.9
           State                                                  55.9              58.8               34.8
           Foreign                                                12.3               7.9               37.1
                                                            ----------        ----------         ----------
                                                                 350.5             334.9              258.8
                                                            ----------        ----------         ----------
        Deferred
           Federal                                                38.2              61.1              (26.4)
           State                                                   4.4               6.7               (3.0)
           Foreign                                                   -                 -               (9.7)
                                                            ----------        ----------         ----------
                                                                  42.6              67.8              (39.1)
                                                            ----------        ----------         ----------
                                                             $   393.1         $   402.7          $   219.7
                                                            ----------        ----------         ----------
                                                            ----------        ----------         ----------

       Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the Consolidated Statements of Earnings as follows:

                                                                  1998              1997               1996
                                                             -----------      ------------       ------------
        Computed U.S. federal income taxes                    $  357.4         $   356.2          $   143.0
        State income taxes, net of U.S. federal tax benefit       39.2              42.5               20.7
        Nondeductible amortization of goodwill and other
           intangibles                                            20.0              21.6               21.7
        Export and jobs tax credits                               (7.5)             (6.3)              (9.4)
        Permanent differences due to non-recurring charges           -                 -               45.8
        Other                                                    (16.0)            (11.3)              (2.1)
                                                             ---------        ----------         ----------
                                                              $  393.1         $   402.7          $   219.7
                                                             ---------        ----------         ----------
                                                             ---------        ----------         ----------

       Income taxes paid were $278.5 million, $315.1 million and $236.3 million in fiscal 1998, 1997 and 1996, respectively. The Internal Revenue Service has examined the Company's tax returns through fiscal 1992. The IRS has proposed certain adjustments, some of which are being contested by the Company. The Company believes that it has made adequate provisions for income taxes payable.

       The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                                          1998                                 1997
                                                             -------------------------------------------------------------------
                                                                 ASSETS       LIABILITIES             ASSETS       LIABILITIES
                                                             --------------------------------------------------------------------
        Depreciation and amortization                           $      -        $ 336.7              $      -        $ 338.5
        Nonpension postretirement benefits                         170.2              -                 171.5              -
        Other noncurrent liabilities which will
            give rise to future tax deductions                     216.0              -                 250.3              -
        Accrued expenses                                            71.9              -                  45.5              -
        Other                                                       82.9          108.7                  78.8          109.5
        Non-recurring charges                                       59.5              -                  85.5              -
                                                                --------        -------              --------        -------
                                                                $  600.5        $ 445.4              $  631.6        $ 448.0
                                                                --------        -------              --------        -------
                                                                --------        -------              --------        -------

14.    COMMITMENTS

       The Company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments.

       A summary of rent expense charged to operations follows:

                                              1998                 1997                 1996
                                           --------             --------             --------
         Cancelable                        $  152.3             $  133.3             $  120.2
         Noncancelable                        114.1                110.6                119.6
                                           --------             --------             --------
                                           $  266.4             $  243.9             $  239.8
                                           --------             --------             --------
                                           --------             --------             --------

                                                                     1998 Annual Report  57

       A summary of noncancelable operating lease commitments for fiscal years following May 31, 1998 is as follows:

                                                    TYPE OF PROPERTY
                                    --------------------------------------------------
                                        REAL AND OTHER            TRANSPORTATION
                                           PROPERTY                 EQUIPMENT
                                    ------------------------ -------------------------
     1999                                   $   76.5                 $   33.6
     2000                                       69.0                     28.7
     2001                                       59.1                     20.0
     2002                                       51.3                      9.4
     2003                                       40.6                      4.4
     Later years                                76.5                      6.8
                                            --------                 --------
                                            $  373.0                 $  102.9
                                            --------                 --------
                                            --------                 --------

       The Company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 31, 1998 aggregating approximately $233.5 million.

15.    CONTINGENCIES

       In fiscal 1991, ConAgra acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition tax and other contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of ConAgra reflected significant liabilities and valuation allowances associated with the estimated resolution of these contingencies. The material pre-acquisition tax contingencies were resolved in fiscal 1995.

       Beatrice is also engaged in various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 47 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 43 of these sites. Substantial reserves for these matters have been established based on the Company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites.

       ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operations or liquidity.

16.    DERIVATIVE FINANCIAL INSTRUMENTS

       The Company uses interest rate swaps to manage its interest rate risk, as outlined in Note 6. In addition, the Company uses derivative financial instruments such as swaps, forwards and options in its hedging and trading activities in energy markets. At May 31, 1998, the Company had long natural gas and electricity positions in derivative financial instruments with a notional value of $256 million and associated short positions with a notional value of $258 million. At May 25, 1997, such amounts were not material. All contracts are marked to the market, with gains and losses recorded in the income statement, consistent with all trading business activity within the Company. The market risk on the net position in derivative financial instruments in the energy complex was not material.

       The Company performs credit assessments on all counterparties and obtains additional guarantees of financial performance, if deemed necessary. The predominance of these trades are swaps, where the Company pays or receives only the difference between the contract value and the market value. The amount at risk is therefore limited to the gain on the swap. The Company does not anticipate any material loss because of nonperformance by a counterparty.

       Certain of the Company's operations use foreign exchange forwards to hedge fixed purchase and sales commitments denominated in a foreign currency. The fair value of these foreign exchange positions was not material as of May 31, 1998 and May 25, 1997.

17.    PENSION AND POSTRETIREMENT BENEFITS

       RETIREMENT PENSION PLANS

       The Company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service.

58  ConAgra, Inc.

       Consolidated pension costs consist of the following:

                                              1998                            1997                            1996
                                --------------------------------------------------------------------------------------------------
                                     PLAN         ACCUMULATED         PLAN         ACCUMULATED         PLAN         ACCUMULATED
                                    ASSETS          BENEFITS         ASSETS          BENEFITS         ASSETS         BENEFITS
                                    EXCEED           EXCEED          EXCEED           EXCEED          EXCEED          EXCEED
                                  ACCUMULATED         PLAN         ACCUMULATED         PLAN         ACCUMULATED        PLAN
                                   BENEFITS          ASSETS         BENEFITS          ASSETS         BENEFITS         ASSETS
                                --------------------------------------------------------------------------------------------------
        Service cost                $ 39.1          $  4.6           $ 38.7          $  6.5           $ 24.0          $  8.0
        Interest cost                 78.0            13.2             72.5            13.2             61.4            19.6
        Actual return on
          plan assets               (265.0)          (19.3)          (140.4)           (8.2)          (184.4)          (40.4)
        Net amortization and
          deferral                   182.5            15.0             72.5             4.7            122.3            29.5
                                    ------          ------           ------          ------           ------          ------
        Net pension costs           $ 34.6          $ 13.5           $ 43.3          $ 16.2           $ 23.3          $ 16.7
                                    ------          ------           ------          ------           ------          ------
                                    ------          ------           ------          ------           ------          ------

       Pension costs were determined using a 7.5% discount rate (7.0% in fiscal 1997 and 8.5% in fiscal 1996), a long-term rate of return of 9.25% and a long-term rate of compensation increases of 5.5% for all years presented. The funded status of the plans at February 28, 1998 and February 28, 1997 (dates of the most recent actuarial reports) was as follows:

                                                             1998                                 1997

                                             ---------------------------------------------------------------------------
                                                    PLAN           ACCUMULATED            PLAN           ACCUMULATED
                                                   ASSETS            BENEFITS            ASSETS            BENEFITS
                                                   EXCEED             EXCEED             EXCEED             EXCEED
                                                ACCUMULATED            PLAN           ACCUMULATED            PLAN
                                                  BENEFITS            ASSETS            BENEFITS            ASSETS
                                             ----------------------------------------------------------------------------
        Plan assets at fair value                 $1,350.3          $  131.0            $1,105.3          $  130.6
                                                  --------          --------            --------          --------
        Projected benefit obligation:
        Actuarial present value of
            vested benefits                          936.6             164.8               852.4             171.7
        Actuarial present value of
            nonvested benefits                        69.9               9.6                53.0               7.6
                                                  --------          --------            --------          --------
        Accumulated benefits                       1,006.5             174.4               905.4             179.3
        Additional obligation of projected
            compensation increases                   160.4              15.7               144.5              15.8
                                                  --------          --------            --------          --------
                                                   1,166.9             190.1             1,049.9             195.1
                                                  --------          --------            --------          --------
        Plan assets greater (less) than
            projected benefit obligations         $  183.4          $  (59.1)           $   55.4          $  (64.5)
                                                  --------          --------            --------          --------
                                                  --------          --------            --------          --------

        Consisting of:
        Unrecognized transition asset             $   11.1          $    1.0            $   13.7          $    1.2
        Unrecognized prior service cost               (8.0)            (17.7)               (8.1)            (16.7)
        Unrecognized net gain (loss)                 262.7             (13.4)              128.4             (24.5)
        Adjustment to recognize
            minimum liability                            -              15.1                   -              24.3
        Accrued pension cost on
            consolidated balance sheets              (82.4)            (44.1)              (78.6)            (48.8)
                                                  --------          --------            --------          --------
                                                  $  183.4          $  (59.1)           $   55.4          $  (64.5)
                                                  --------          --------            --------          --------
                                                  --------          --------            --------          --------

       Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 5,080,342 shares of the Company's common stock at a fair market value of $152.4 million at February 28, 1998.

       The actuarial projected benefit obligation was determined using an assumed discount rate of 7.25% and 7.5% as of February 28, 1998 and February 28, 1997, respectively, and long-term rate of compensation increases of 5.5% for all years presented.

       The Company funds these plans in accordance with the minimum and maximum limits established by law.

       The Company and its subsidiaries are also participants in multi-employer pension plans covering certain hourly employees. Costs associated with these plans for fiscal 1998, 1997 and 1996 were $9.5 million, $8.8 million and $8.3 million, respectively.

       Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $29.0 million, $28.6 million and $25.1 million in fiscal 1998, 1997 and 1996, respectively.

                                                         1998 Annual Report  59

       POSTRETIREMENT BENEFITS

       The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

       Net postretirement benefit cost includes the following components:

                                                                     1998            1997             1996
                                                                  ---------        --------        ---------
        Service cost                                               $   2.6          $   3.8         $   3.2
        Interest cost on accumulated postretirement
           benefit obligation                                         24.9             29.0            34.2
        Other                                                         (4.5)            (1.8)           (1.0)
                                                                   -------          -------         -------
                                                                   $  23.0          $  31.0         $  36.4
                                                                   -------          -------         -------
                                                                   -------          -------         -------

       Benefit costs were generally estimated assuming retiree health care costs would initially increase at a 7.0% annual rate for all participants. The rates are assumed to decrease each year to a 5.5% annual growth rate in fiscal 2000 and remain at a 5.5% annual growth rate thereafter. A 1% increase in these annual trend rates would have increased the accumulated postretirement benefit obligation at February 28, 1998 by $39.2 million with a corresponding effect on fiscal 1998 postretirement benefit expense of $2.8 million. The discount rate used to estimate the accumulated postretirement benefit obligation was 7.25% and 7.5% in fiscal 1998 and 1997, respectively. Plan assets consist of guaranteed investment contracts earning a 13.7% annual rate of return. The Company generally intends to fund claims as reported.

       The status of the Company's plans at February 28, 1998 and 1997 was as follows:

                                                                                      1998              1997
                                                                                  ------------      ------------
        Accumulated postretirement benefit obligations
           Retirees and dependents                                                  $   292.6         $   288.7
           Fully eligible active plan participants                                       24.0              29.3
           Other active plan participants                                                32.3              30.4
                                                                                    ---------         ---------
        Total accumulated postretirement benefit obligation                             348.9             348.4

        Plan assets at fair value                                                        (5.5)             (5.7)
        Unrecognized prior service cost                                                   1.5               1.6
        Unrecognized net actuarial gain                                                  91.5              89.6
                                                                                    ---------         ---------
        Accrued postretirement benefit obligation
          at fiscal year-end                                                        $   436.4         $   433.9
                                                                                    ---------         ---------
                                                                                    ---------         ---------

18.    BUSINESS SEGMENTS

       The Company is a diversified food company that operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. The Company has three business segments. Grocery & Diversified Products includes companies that produce shelf-stable and frozen foods. This segment markets food products in retail and foodservice channels. Refrigerated Foods includes companies that produce and market branded processed meats, beef, pork, chicken, turkey and cheese products to retail and foodservice markets. Food Inputs & Ingredients includes companies involved in distribution of agricultural inputs -- crop protection chemicals, fertilizers and seeds -- and procurement, processing, trading and distribution of commodity food ingredients.

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

60  ConAgra, Inc.


                                                                                    1998             1997              1996
                                                                                -----------      -----------      -----------
        Sales to unaffiliated customers
           Grocery & Diversified Products                                       $   5,620.1      $   5,333.9      $   4,947.8
           Refrigerated Foods                                                      12,307.7         12,738.1         12,984.1
           Food Inputs & Ingredients                                                5,912.7          5,930.1          5,967.4
                                                                                -----------      -----------      -----------
           Total                                                                $  23,840.5      $  24,002.1      $  23,899.3
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Intersegment sales
           Grocery & Diversified Products                                       $      12.5      $      10.3      $       3.4
           Refrigerated Foods                                                         199.1            121.7             55.0
           Food Inputs & Ingredients                                                  220.7            255.7            256.0
                                                                                -----------      -----------      -----------
                                                                                      432.3            387.7            314.4
           Intersegment elimination                                                  (432.3)          (387.7)          (314.4)
                                                                                -----------      -----------      -----------
           Total                                                                $         -      $         -      $         -
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Net sales
           Grocery & Diversified Products                                       $   5,632.6      $   5,344.2      $   4,951.2
           Refrigerated Foods                                                      12,506.8         12,859.8         13,039.1
           Food Inputs & Ingredients                                                6,133.4          6,185.8          6,223.4
           Intersegment elimination                                                  (432.3)          (387.7)          (314.4)
                                                                                -----------      -----------      -----------
           Total                                                                $  23,840.5      $  24,002.1      $  23,899.3
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Operating profit (Note a)
           Grocery & Diversified Products                                       $     913.2      $     811.5      $     639.5
           Refrigerated Foods                                                         231.1            385.6            120.9
           Food Inputs & Ingredients                                                  407.3            345.1            227.1
                                                                                -----------      -----------      -----------
           Total operating profit                                                   1,551.6          1,542.2            987.5

           Interest expense excluding financial businesses                            299.7            277.3            290.4
           General corporate expenses (Note b)                                        163.4            178.6            219.0
           Goodwill amortization                                                       67.4             68.6             69.5
                                                                                -----------      -----------      -----------
           Total                                                                $   1,021.1      $   1,017.7      $     408.6
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Identifiable assets
           Grocery & Diversified Products                                       $   3,852.7      $   3,741.1      $   3,656.9
           Refrigerated Foods                                                       4,072.0          3,902.5          3,641.8
           Food Inputs & Ingredients                                                3,389.6          3,184.5          3,358.5
           Corporate                                                                  388.5            449.0            539.4
                                                                                -----------      -----------      -----------
           Total                                                                $  11,702.8      $  11,277.1      $  11,196.6
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Additions to property, plant and
          equipment - including businesses acquired
           Grocery & Diversified Products                                       $     263.7      $     230.4      $     246.9
           Refrigerated Foods                                                         223.2            311.7            351.4
           Food Inputs & Ingredients                                                  141.4            181.7            410.4
           Corporate                                                                    9.0              5.6              7.4
                                                                                -----------      -----------      -----------
           Total                                                                $     637.3      $     729.4      $   1,016.1
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------

        Depreciation and amortization
           Grocery & Diversified Products                                       $     194.4      $     180.9      $     170.1
           Refrigerated Foods                                                         185.6            164.5            159.6
           Food Inputs & Ingredients                                                   63.8             62.8             72.8
           Corporate                                                                    2.5              5.6              5.4
                                                                                -----------      -----------      -----------
           Total                                                                $     446.3      $     413.8      $     407.9
                                                                                -----------      -----------      -----------
                                                                                -----------      -----------      -----------


        Note a: Fiscal 1996 includes before-tax non-recurring charges of $452.8 million (Note 2). The charges were included in operating profit as follows: $63.6 million in Grocery & Diversified Products; $265.8 million in Refrigerated Foods; and $123.4 million in Food Inputs & Ingredients.

        Note b: Fiscal 1996 includes a before-tax charge of $55.0 million relating to the disposal of certain non-core businesses (Note 2).

                                                                                                           1998 Annual Report  61

19.    QUARTERLY RESULTS (UNAUDITED)


                                                             INCOME PER SHARE                   STOCK MARKET PRICE        DIVIDENDS
                  NET         GROSS           NET       ----------------------------    -------------------------------    DECLARED
                 SALES        PROFIT        INCOME         BASIC        DILUTED              HIGH             LOW         PER SHARE
             ----------------------------------------------------------------------------------------------------------------------
1998

  First       $   6,140.4   $  842.0        $110.1        $ .25          $.24               $35.81         $ 29.63          $.13625

  Second          6,433.6      999.1         210.6          .47           .46                37.25           28.69           .15625

  Third           5,385.0      846.7         138.6*         .30*          .30*               38.75           27.00           .15625

  Fourth          5,881.5      990.3         168.7          .37           .36                32.94           27.88           .15625
              -----------   --------        ------        -----         -----                                               -------

  Year        $  23,840.5   $3,678.1        $628.0*       $1.39*        $1.36*              $38.75         $ 27.00          $.60500
              -----------   --------        ------        -----         -----                                               -------
              -----------   --------        ------        -----         -----                                               -------
1997

  First       $   6,157.5   $  791.9        $ 96.1        $ .21          $.21               $23.69         $ 20.69          $.11875

  Second          6,590.2      958.2         187.3          .42           .41                26.50           20.75           .13625

  Third           5,459.1      877.6         145.1          .32           .32                27.63           24.19           .13625

  Fourth          5,795.3      932.6         186.5          .41           .41                30.75           25.75           .13625
              -----------   --------        ------        -----         -----                                               -------

  Year        $  24,002.1   $3,560.3        $615.0        $1.36         $1.34**             $30.75         $ 20.69          $.52750
              -----------   --------        ------        -----         -----                                               -------
              -----------   --------        ------        -----         -----                                               -------


       * Amounts presented exclude one-time cumulative effect of change in accounting for business process reengineering costs associated with computer systems development of $14.8 million after-tax or $.03 per share for both basic and diluted income per share.

       ** Quarterly diluted income per share numbers for fiscal 1997 do not agree to the total for the year due to rounding.

62  ConAgra, Inc.


RESPONSIBILITIES


INDEPENDENT AUDITORS' REPORT
The Stockholders and Board of Directors
ConAgra, Inc.
     We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 31, 1998 and May 25, 1997, and the related consolidated statements of earnings, common stockholders' equity and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 31, 1998 and May 25, 1997, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 10, 1998
Omaha, Nebraska


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

-- from ConAgra's Philosophy, page 6
(originally published in 1976)

PRINCIPAL OFFICERS
The principal officers of the company include, among others, those listed on pages 66 and 67 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.


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


                                                         1998 Annual Report  63

BOARD OF DIRECTORS


Mogens C. Bay, 49
OMAHA, NEBRASKA.
Chairman and chief executive officer of Valmont Industries (irrigation equipment, metal fabrication). Director since 1996.

Philip B. Fletcher, 65
SCOTTSDALE, ARIZONA.
Chairman of ConAgra board of directors since May 1993 and chief executive officer of ConAgra September 1992-September 1997. Director since 1989.

Charles M. Harper, 70
OMAHA, NEBRASKA.
Former chairman and chief executive officer of RJR Nabisco Holdings Corp.; ConAgra chief executive officer 1976 - September 1992. Chairman of ConAgra board 1981-1993. Director since 1975.

Robert A. Krane, 64
DENVER, COLORADO.
Consultant, KRA, Inc. Former president and chief executive officer of Central Bancorporation (financial services). Director since 1982.

Gerald Rauenhorst, 70
MINNEAPOLIS, MINNESOTA.
Chairman of the board of Opus U.S. Corporation and Opus U.S., LLC (real estate, construction and development). Director since 1982.

Carl E. Reichardt, 67
SAN FRANCISCO, CALIFORNIA.
Former chairman and chief executive officer of Wells Fargo & Company and Wells Fargo Bank. Director since 1993.

Bruce Rohde, 49
OMAHA, NEBRASKA.
Vice chairman of ConAgra board of directors and president since August 1996; chief executive officer of ConAgra since September 1997.

Dr. Ronald W. Roskens, 65
OMAHA, NEBRASKA.
President of Global Connections, Inc. (international business consulting). Former president of the University of Nebraska. Director since 1992.

Marjorie M. Scardino, 51
LONDON, ENGLAND.
Chief executive officer of Pearson Plc. (international media company). Director since 1994.

Walter Scott, Jr., 67
OMAHA, NEBRASKA.
Chairman emeritus of Peter Kiewit Sons', Inc. (construction and mining). Chairman of board, Level 3 Communications (telecommunications and communications services). Director since 1986.

Kenneth E. Stinson, 55
OMAHA, NEBRASKA.
Chairman and chief executive officer of Peter Kiewit Sons', Inc. (construction and mining). Director since 1996.

Jane J. Thompson, 47
HOFFMAN ESTATES, ILLINOIS.
President, Sears Direct, Sears, Roebuck and Co. (retailing). Director since
1995.

Frederick B. Wells, 70
MINNEAPOLIS, MINNESOTA.
President of Asian Fine Arts (fine arts retailing). Director since 1982.

Thomas R. Williams, 69
ATLANTA, GEORGIA.
President and director of The Wales Group, Inc. (investment management and counseling). Director since 1978.

Dr. Clayton K. Yeutter, 67
MCLEAN, VIRGINIA.
Of counsel with Washington, D.C. law firm Hogan & Hartson. Former U.S. Trade Representative and Secretary of Agriculture. Director 1980-1985 and since 1992.

BOARD COMMITTEES

EXECUTIVE COMMITTEE
Charles M. Harper, Chairman
Philip B. Fletcher
Gerald Rauenhorst
Bruce Rohde
Walter Scott, Jr.

AUDIT COMMITTEE
Walter Scott, Jr., Chairman
Mogens C. Bay
Robert A. Krane
Jane J. Thompson
Frederick B. Wells

CORPORATE AFFAIRS COMMITTEE
Gerald Rauenhorst, Chairman
Dr. Ronald W. Roskens
Marjorie M. Scardino
Kenneth E. Stinson

HUMAN RESOURCES COMMITTEE
Carl E. Reichardt, Chairman
Thomas R. Williams
Dr. Clayton K. Yeutter


64  ConAgra, Inc.

[PHOTO:  ConAgra Board of Directors]


                                                         1998 Annual Report  65

PRINCIPAL OFFICERS


OFFICE OF THE PRESIDENT

J. Charles Blue
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA AGRI-PRODUCTS COMPANIES

Raymond J. De Riggi
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA GROCERY PRODUCTS COMPANIES

Timothy M. Harris
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA REFRIGERATED PREPARED FOODS COMPANIES

Thomas L. Manuel
PRESIDENT AND CHIEF OPERATING OFFICER
CONAGRA TRADING AND PROCESSING COMPANIES

Richard A. Porter
CHAIRMAN, LAMB-WESTON AND
PRESIDENT, CONAGRA FOODSERVICE SALES COMPANY

James T. Smith
PRESIDENT
CONAGRA FROZEN FOODS

CEO'S COUNCIL

OFFICE OF THE PRESIDENT
(The six executives at left.)

Kenneth W. DiFonzo
SENIOR VICE PRESIDENT AND CORPORATE CONTROLLER

Kenneth W. Gerhardt
SENIOR VICE PRESIDENT AND CHIEF INFORMATION OFFICER

Dwight J. Goslee
SENIOR VICE PRESIDENT
MERGERS AND ACQUISITIONS

Owen C. Johnson
SENIOR VICE PRESIDENT
HUMAN RESOURCES

Timothy P. McMahon
SENIOR VICE PRESIDENT
CORPORATE MARKETING DEVELOPMENT

James P. O'Donnell
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

Gerald B. Vernon
EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER

Michael D. Walter
SENIOR VICE PRESIDENT, TRADING AND PROCUREMENT MANAGEMENT

CORPORATE STAFF

Jay D. Bolding
VICE PRESIDENT
BUSINESS PROCESSES AND FINANCIAL ANALYSIS

Walter H. Casey
SENIOR VICE PRESIDENT
INVESTOR RELATIONS AND BUSINESS ANALYSIS

Richard L. Gady
VICE PRESIDENT, PUBLIC AFFAIRS AND CHIEF ECONOMIST

Denise M. Hagerty
VICE PRESIDENT, ASSISTANT CORPORATE CONTROLLER

James W. Hollenbeck
VICE PRESIDENT
AVIATION

Philip J. James
SENIOR VICE PRESIDENT SUSTAINABLE DEVELOPMENT

Reeder P. Jones
VICE PRESIDENT, ASSISTANT CORPORATE CONTROLLER

Debra L. Keith
VICE PRESIDENT
TAXES

Margaret E. Lacey
VICE PRESIDENT, CORPORATE TREASURER AND ASSISTANT CORPORATE SECRETARY

Archie L. Meairs
VICE PRESIDENT, INSURANCE AND LOSS CONTROL

David G. Pederson
VICE PRESIDENT, COMPENSATION AND BENEFITS

Lynn L. Phares
VICE PRESIDENT
CORPORATE RELATIONS

David A. Reitz
VICE PRESIDENT
STRATEGIC SOURCING

Janet M. Richardson
VICE PRESIDENT, CORPORATE FACILITIES AND SERVICES

James P. Salvadori
VICE PRESIDENT
CREDIT SERVICES

Jon A.Vanderhoof, M.D.
VICE PRESIDENT
NUTRITION AND HEALTH SCIENCES

LEGAL COUNSEL

McGrath, North, Mullin
& Kratz, P.C.
Omaha, Nebraska

GENERAL COUNSEL:
David L. Hefflinger

     ASSISTANT GENERAL COUNSELS:
     Leo A. Knowles
     Roger W. Wells

INDEPENDENT OPERATING COMPANIES

BEATRICE CHEESE COMPANY
Kevin J. Ruda
PRESIDENT

CONAGRA AGRI-PRODUCTS COMPANIES
Floyd McKinnerney
CHAIRMAN

J. Charles Blue
PRESIDENT AND CHIEF OPERATING OFFICER

     Philip J. James
     EXECUTIVE VICE PRESIDENT

     UNITED AGRI PRODUCTS COMPANIES
     J. Charles Blue
     PRESIDENT


66  ConAgra, Inc.

CONAGRA FOODSERVICE SALES COMPANY
Richard A. Porter
PRESIDENT

ConAgra Frozen Foods
James T. Smith
PRESIDENT

     CONAGRA SEAFOOD COMPANIES
     Jesse Gonzalez
     PRESIDENT

     PIERCE FOODS
     Jeffrey D. Hester
     PRESIDENT

CONAGRA GROCERY PRODUCTS COMPANIES
Raymond J. De Riggi
PRESIDENT AND CHIEF OPERATING OFFICER

     CONAGRA GROCERY PRODUCTS COMPANIES INTERNATIONAL
     Glen A. Smith
     PRESIDENT

     GOLDEN VALLEY MICROWAVE FOODS, INC.
     John S. McKeon
     PRESIDENT

     HUNT FOODS COMPANY
     Edward A. Snell
     PRESIDENT

     HUNT-WESSON FOODSERVICE COMPANY
     Garnet E. Pigden
     PRESIDENT

     HUNT-WESSON SALES COMPANY
     Douglas A. Knudsen
     PRESIDENT

     ORVILLE REDENBACHER/SWISS MISS FOODS COMPANY
     WESSON/PETER PAN FOODS COMPANY
     Joseph Jimenez
     PRESIDENT

CONAGRA REFRIGERATED PREPARED FOODS COMPANIES
Timothy M. Harris
PRESIDENT AND CHIEF OPERATING OFFICER

     ASE CONSUMER PRODUCTS COMPANY
     L. Richard Belsito
     PRESIDENT

     ASE DELI/FOODSERVICE COMPANY
     Richard G. Scalise
     PRESIDENT

     BUTTERBALL TURKEY COMPANY
     Timothy M. Harris
     PRESIDENT

     COOK FAMILY FOODS
     Eugene J. Dembkoski
     PRESIDENT

     DECKER FOOD COMPANY
     Michael E. Brown
     PRESIDENT

     NATIONAL FOODS
     Steven B. Silk
     PRESIDENT

CONAGRA TRADING AND PROCESSING COMPANIES
Thomas L. Manuel
PRESIDENT AND CHIEF OPERATING OFFICER

     - MEAT GROUP -
     AUSTRALIA MEAT HOLDINGS PTY LTD.
     Keith E. Lawson
     EXECUTIVE CHAIRMAN

     CONAGRA POULTRY COMPANY
     Russell J. Bragg
     PRESIDENT

       PROFESSIONAL FOOD SYSTEMS
       J. Rolan Brevard
       PRESIDENT

       TEXAS SIGNATURE FOODS
       Steven R. McClure
       VICE PRESIDENT AND GENERAL MANAGER

       TO-RICOS
       Hector L. Mattei
       PRESIDENT

     CONAGRA REFRIGERATED FOODS INTERNATIONAL SALES CORP.
     Charles K. Monfort
     PRESIDENT

     E. A. MILLER
     Ted A. Miller
     PRESIDENT

     MONFORT, INC.
     Thomas L. Manuel
     PRESIDENT

     SWIFT & COMPANY
     Thomas L. Manuel
     PRESIDENT

     - GRAIN GROUP -
     Larry A. Carter
     EXECUTIVE VICE PRESIDENT

       CONAGRA IBERIA COMPANIES
       Jose Rocha Martins
       PRESIDENT

       CONAGRA INTERNATIONAL FERTILIZER COMPANY
       Brian D. Harlander
       PRESIDENT


       CONAGRA MALT
       (50-percent owned)
       Donald C. Smith
       PRESIDENT

       MOLINOS DE PUERTO RICO
       Manuel O. Herrera
       PRESIDENT

     CONAGRA FLOUR MILLING COMPANY
     Darek M. Nowakowski
     PRESIDENT

     CONAGRA TRADE GROUP
     Gregory A. Heckman
     CHIEF OPERATING OFFICER
     Fred E. Page
     CHIEF OPERATING OFFICER

       CONAGRA GRAIN COMPANIES
       James D. Anderson
       PRESIDENT

       CONAGRA TRADE GROUP
       SOFT COMMODITY DIVISION
       David L. Penrice
       PRESIDENT

       KBC TRADING AND PROCESSING COMPANY
       Robert J. Corkern
       PRESIDENT

     UNITED SPECIALTY FOOD INGREDIENTS COMPANIES
     David W. Blue
     PRESIDENT

LAMB-WESTON, INC.
Richard A. Porter
CHAIRMAN
     Robert S. Horowitz
     President and Chief Operating Officer


                                                         1998 Annual Report  67

PRINCIPAL CONAGRA LOCATIONS
[MAP]

Canada
     shelf-stable and frozen foods processing and distribution barley malting grain handling, merchandising and storage crop protection chemical distribution horticulture products distribution

Mexico
     shelf-stable and frozen foods processing and distribution meat sales and marketing crop protection chemical distribution fertilizer distribution seed distribution

Panama
     meat processing and distribution

Australia
     meat processing, distribution and merchandising barley malting wool processing commodity merchandising

New Zealand
     commodity merchandising

United States
     shelf-stable and frozen foods processing and distribution potato products processing and distribution meats and cheeses processing and distribution crop protection chemical, fertilizer and seed distribution flour, oat and corn milling; barley malting grain merchandising; commodity trading food ingredients manufacturing tortilla manufacturing edible beans processing and merchandising

Puerto Rico
     frozen foods distribution
     meat sales, marketing and distribution
     flour milling
     corn milling
     animal feed manufacturing

Brazil
     meat sales and marketing
     fertilizer distribution

Uruguay
     fertilizer distribution

Argentina
     edible beans processing
     soybean crushing
     fertilizer distribution

Bolivia
     crop protection chemical distribution
     fertilizer distribution
     seed distribution

Ecuador
     crop protection chemical distribution
     fertilizer distribution
     seed distribution

Peru
     crop protection chemical distribution
     fertilizer distribution
     seed distribution

Chile
     capsicum (chili peppers) manufacturing, distribution and merchandising edible beans processing and merchandising raisin processing crop protection chemical distribution fertilizer distribution

68  ConAgra, Inc.

[MAP]

United Kingdom
     frozen foods processing and distribution popcorn processing and distribution barley malting oat processing grain merchandising specialty vegetable ingredients distribution crop protection chemical distribution fertilizer distribution and procurement horticulture products distribution seed distribution

France
     crop protection chemical distribution

Spain
     animal feed processing

Portugal
     processed meats processing and distribution animal feed processing poultry processing

Switzerland
     edible beans merchandising

Germany
     corn processing
     commodity merchandising

Italy
     frozen foods processing and distribution

South Africa
     crop protection chemical distribution
     grain merchandising

Netherlands
     potato products processing and distribution

Denmark
     barley malting

Turkey
     potato products processing and distribution

India
     edible oils processing and distribution
     seed distribution

Thailand
     specialty product sourcing and distribution

Malaysia
     fertilizer distribution and procurement

China
     frozen foods distribution
     meat sales and marketing
     barley malting
     fertilizer distribution
     edible beans merchandising

Korea
     meat sales and marketing
     frozen foods distribution

Japan
     potato products distribution
     frozen foods distribution
     meat sales and marketing

Taiwan
     meat sales and marketing
     crop protection chemical distribution

Philippines
     prepared food distribution

Vietnam
     fertilizer distribution

Singapore
     frozen foods distribution
     fertilizer distribution and procurement
     commodity merchandising

[Legend] ConAgra Industry Segments
Grocery & Diversified Products
Refrigerated Foods
Food Inputs & Ingredients


                                                         1998 Annual Report  69

CORPORATE CITIZENSHIP


CONAGRA IS COMMITTED TO BEING A GOOD CORPORATE CITIZEN IN THE COMMUNITIES WHERE OUR EMPLOYEES WORK AND LIVE. WE AIM TO HAVE A LASTING, POSITIVE IMPACT ON OUR COMMUNITIES, OUR INDUSTRIES AND THE COUNTRIES IN WHICH WE DO BUSINESS.
     IN FISCAL 1998, THE CONAGRA FOUNDATION, THE PHILANTHROPIC ARM OF CONAGRA, MADE ABOUT 250 GRANTS IN MORE THAN 80 CONAGRA COMMUNITIES IN 27 STATES. IN ADDITION, CONAGRA OPERATING COMPANIES IN THE U.S. AND OTHER NATIONS MADE DIRECT CONTRIBUTIONS TO THEIR COMMUNITIES.
     JUST AS IMPORTANT, THOUSANDS OF CONAGRA EMPLOYEES ARE COMMUNITY LEADERS, VOLUNTEERS AND CONTRIBUTORS IN CITIES AND TOWNS AROUND THE WORLD. WE SALUTE INDIVIDUALS ACROSS CONAGRA FOR GIVING SO GENEROUSLY OF THEIR TIME, TALENT AND RESOURCES TO MAKE THEIR COMMUNITIES BETTER PLACES TO LIVE.
     FOLLOWING ARE SOME EXAMPLES OF CONAGRA FOUNDATION SUPPORT FOR CONAGRA COMMUNITIES IN FISCAL 1998:


     AMERICAN FALLS, IDAHO American Falls Rural Fire Department -- $25,000 to help purchase a more reliable search and rescue vehicle.
     ASHLAND, KENTUCKY Salvation Army of Ashland, Kentucky -- $25,000 to help renovate a building for use as an emergency shelter for individuals and families in eastern Kentucky.
     CHADRON, NEBRASKA Chadron State Foundation -- $15,000 to support a community/school revitalization project for small communities in Nebraska.
     COLUMBIA, MISSOURI Great Rivers Council, Boy Scouts of America -- $50,000 to help upgrade Camp Thunderbird, which serves families from three Missouri towns with ConAgra plants (Macon, Marshall and Milan).
     FARMERVILLE, LOUISIANA Union Council on Aging -- $10,000 to expand the number of elderly residents who receive home-delivered meals.
     GRAND ISLAND, NEBRASKA Grand Island Task Force on Domestic Violence -- $20,000 to help purchase a domestic violence shelter.
     GREELEY, COLORADO North Colorado Medical Center -- $25,000 (of a $125,000 pledge) to support a clinic for medically underserved children.
     JONESBORO, ARKANSAS Habitat for Humanity of Greater Jonesboro -- $25,000 to purchase material for Jonesboro's eighth Habitat home.
     MOOREFIELD, WEST VIRGINIA Moorefield Elementary School -- $25,000 to help the school purchase 25 computers.
     OMAHA, NEBRASKA Boys and Girls Clubs of Omaha -- $100,000 to underwrite the operations of Success Prep, an innovative school-to-work transition program ConAgra initiated and has underwritten since 1993.
     OMAHA, NEBRASKA Omaha Community Playhouse/ Nebraska Theatre Caravan -- $33,000 to support a performance tour across Nebraska.
     SAN BERNARDINO, CALIFORNIA San Bernardino National Forest Association -- $25,000 to help revitalize trails and support environmental education at the Children's Forest. ConAgra company Hunt-Wesson also donated $25,000 to this project.
     WORTHINGTON, MINNESOTA Southwest Minnesota Foundation -- $10,000 (of a $30,000 pledge) to help support the Community Connectors Program, which assists the community of Worthington in responding to the needs of non-English-speaking residents. ConAgra's Swift & Co., which has a plant in Worthington, pledged an additional $15,000 to this project.

[PHOTO]

CONAGRAN BOB CORKERN (PRESIDENT OF KBC TRADING AND PROCESSING COMPANY), SURROUNDED BY STUDENTS, IS A LEADER IN PUBLIC EDUCATION IMPROVEMENT PROGRAMS IN STOCKTON, CALIFORNIA. THE SAN JOAQUIN A+ PROGRAM IN STOCKTON, NOMINATED BY KBC, WAS A 1998 CONAGRA FOUNDATION COMMUNITY SERVICE AWARD WINNER. IN THE PHOTO, FIRST ROW, FROM LEFT, GREGORY PRUETT, JOSIE SENEGOR, BOB CORKERN, GINA SENEGOR, PATRICK KUCICH, MICHAEL MITCHELL AND CHRISTINA MITCHELL. TOP ROW, FROM LEFT, BRET RINGER; SUSAN SMITH, SAN JOAQUIN A+ EXECUTIVE DIRECTOR; SCOTT SAKODA; AND ANN QUINN, COMMUNITY AFFAIRS DIRECTOR, LINCOLN UNIFIED SCHOOL DISTRICT.


70  ConAgra, Inc.

INVESTOR INFORMATION


ConAgra Stock
ConAgra's common stock is listed on the New York Stock Exchange. Ticker symbol:
CAG.
     At the end of fiscal 1998, 480.3 million shares of common stock were outstanding, including 21.4 million shares held in the company's Employee Equity Fund. There were 33,000 shareholders of record, 30,000 holders via ConAgra's 401(k) plan for employees and over 100,000 "street-name" beneficial holders whose shares are held in names other than their own -- in brokerage accounts, for example. During fiscal 1998, 283 million shares were traded, a daily average of about 1,100,000 shares. Shares traded before the October 1997 two-for-one stock split have been adjusted to a post-split basis.
     The Series A, Series B and Series C preferred securities of ConAgra Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbols:
CAG PrA, CAG PrB, CAG PrC. For the current dividend rate of ConAgra Capital's Series B adjustable rate preferred securities, call (800) 214-0349.

Common Stock Dividends
ConAgra normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. The current annual dividend rate is 62.5 CENTS per share. The company's dividend objective and results are on page 5 of this report.
     ConAgra has paid 90 consecutive quarterly common stock dividends. The dividend was increased 14.7 percent beginning with the December 1, 1997 payment. ConAgra has increased common stock dividends per share 14 percent or more for 23 consecutive years.

Annual Meeting of Shareholders
ConAgra's annual shareholders' meeting will be held on Thursday, September 24, 1998 at 1:30 p.m. at the Doubletree Hotel, 1616 Dodge Street, Omaha, Nebraska. See the proxy statement for additional information.

News and Publications
Call ConAgra Investor Information at (800) CAG-0244 to hear current company news, including quarterly earnings and common stock dividends, or to request printed materials such as the mid-year report or the Form 10-K, an annual filing with the Securities and Exchange Commission. ConAgra stockholders also can obtain the Form 10-K at no charge by writing to: James P. O'Donnell, Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.
     ConAgra mails mid-year reports to shareholders of record. Street-name holders who would like to receive these reports may call (800) CAG-0244 and ask to be placed on our mailing list to receive mid-year reports.
     Call Company News On-Call (CNOC) at (800) 758-5804, extension 200825 to receive, at no charge, ConAgra news releases via fax. Or access CNOC on the Internet for ConAgra news releases at http://www.prnewswire.com.
     Visit the ConAgra home page on the Internet at http://www.
conagra.com for extensive information about ConAgra, including news releases, new products, selected sections of the annual report and the company's environmental program.

Shareholder Services
Stockholders of record who have questions about or need help with their account may contact ConAgra Shareholder Services, (800) 214-0349.
     Through ConAgra's Shareholder Service Plan, stockholders of record may:
     -Have stock certificates held by ConAgra Shareholder Services for safekeeping and to facilitate sale or purchase of shares.
     -Automatically reinvest some or all dividends in ConAgra common stock. About 60 percent of ConAgra's stockholders of record participate.
     -Purchase additional shares of ConAgra common stock through voluntary cash investments of $50 to $50,000 per calendar year.
     -Have bank accounts automatically debited to purchase additional ConAgra shares.
     -Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).
For more information, call ConAgra Shareholder Services, (800) 214-0349.

Corporate Headquarters
ConAgra, Inc.
One ConAgra Drive
Omaha, NE  68102-5001
(402) 595-4000
Assistant Corporate Secretary (402) 595-4005
Investor Relations (402) 595-4154 (for analyst/investor inquiries) Corporate Relations (402) 595-4153 (for media/other inquiries)

Transfer Agent and Registrar
Norwest Shareowner Services
161 N. Concord Exchange
P.O. Box 64856
St. Paul, MN  55164-0856
(800) 214-0349