Form 10-K405, Exhibit 13
period 1999-05-30
CONAGRA INC /DE/
filed 1999-08-25
CIK 23217

                                                                     EXHIBIT 13

The following Business Review section (pages 12-31) describes the businesses in which ConAgra operates, provides a fiscal-year-in-review report on these businesses and gives a brief look forward into fiscal 2000.


Packaged Foods

         [PIE CHART]                        [PIE CHART]

         Segment Sales                      Operating Profit
         (In millions)                      (In millions)
         1999              $7,465.5         1999*              $992.1
         1998              $7,192.2         1998               $978.1
         % Change             +3.8%         % Change           +1.4%

* Fiscal 1999 segment operating profit excludes certain non-recurring charges. Segment operating profit after the charges was $951.4 million. See Note 3 on page 49.







Packaged Foods operating profit increased 1.4 percent. Operating profit increased in the microwave popcorn, meat snacks, chicken foodservice, pizza products, potato products and tortilla businesses, and declined in the shelf-stable foods, frozen foods, cheese products and seafood businesses. Acquisitions contributed to operating profit and to the 3.8-percent segment sales increase.



The discussion of results in the Business Review (pages 12-31) excludes the effect of non-recurring charges in fiscal 1999. See page 33 for segment sales and operating profit both before and after non-recurring charges.


                       12 ConAgra, Inc. 1999 Annual Report

FROZEN FOODS

PRINCIPAL ACTIVITIES: Production and marketing of frozen foods for grocery, foodservice and special market customers such as club stores and supercenters.

MAJOR BRANDS: Healthy Choice, Banquet, Marie Callender's, Kid Cuisine, Butterball, Singleton, Taste O'Sea, Pierce, MaMa Rosa's, Papa G's, Gilardi's, Morton, Patio, Chun King and La Choy.

     The ConAgra Frozen Prepared Foods group of companies includes ConAgra Frozen Foods, Pierce Foods, Gilardi Foods and ConAgra Seafood Companies. ConAgra Frozen Prepared Foods' sales were about $2.2 billion in fiscal 1999. Operating income for the group increased moderately over the prior year.

     Competition in the frozen food industry was intense in fiscal 1999. Significant price-cutting overshadowed product innovation industrywide. ConAgra Frozen Foods had a difficult year, but volume was up modestly from fiscal 1998 levels. Operating earnings decreased as marketing spending more than offset lower ingredient and administration costs.

     Fiscal 1999's best volume performers were the Marie Callender's and Kid Cuisine brands, Banquet bone-in chicken products, products sold internationally, and the ConAgra Frozen Foods products created for and sold through special channels like delis, convenience stores and mass merchandisers. A line of Marie Callender's Skillet Meals and Side Dishes was introduced late in the year. Consumers' early reviews are positive for these innovative and convenient meal solutions that deliver Marie Callender's traditional high quality and "made-from-scratch" taste in less than 20 minutes.

     Volume for Healthy Choice frozen products was about even with fiscal 1998 volume, and there was good news for this leadership brand. Healthy Choice Bowl Creations were introduced in early fiscal 1999 and were a resounding hit with consumers. Bowl Creations are one-dish, Healthy Choice convenience offerings that taste homemade -- in sturdy, microwaveable bowls. Most consumers who purchased Bowl Creations were new Healthy Choice users, very good news in an industry that depends upon innovation for growth. Healthy Choice Ice Cream performed well, spurred by new Peanut Butter Cup and Old-Fashioned Strawberry flavors.

     The Banquet poultry line had a good year, highlighted by the successful introduction of Banquet Honey BBQ Style Wings. Banquet Pot Pies rose to record share levels, an extraordinary achievement for Banquet's oldest product but one that has clearly kept up with consumers' changing preferences. Other good performers included Banquet dinners and Banquet's The Hearty One line (a larger-portion-size meal formerly called Extra Helpings, restaged in early fiscal 1999 as The Hearty One). The Banquet dessert pie line was sold in fiscal 1999.



                       13 ConAgra, Inc. 1999 Annual Report

     Pierce Foods is a producer of high-quality poultry products for foodservice customers. Fiscal 1999 was Pierce's first full year as part of ConAgra. The "ConAgra connection" enabled Pierce to significantly reduce its operating costs by sharing some production with other ConAgra plants and purchasing poultry supplies internally. The result was an excellent year, with operating income well over plan and the prior year.

     Pierce also took advantage of ConAgra's product development and distribution strengths to introduce a Pierce Pot Pie for foodservice customers, and to gain important new foodservice customers. Pierce's future on the ConAgra team is a bright one.

     Gilardi Foods produces and markets quality pizzas and other dough-based products, sold primarily in the refrigerated and frozen cases and at the deli counters of retail outlets. Gilardi's brands include MaMa Rosa's, Papa G's and Gilardi's. Fiscal 1999 was Gilardi's first full year as part of the ConAgra team.

     Gilardi had an outstanding year, with operating profit well over plan and the year-ago level. The year was highlighted by Gilardi's successful entry into the school lunch business, innovative new products, a general upgrade of most product offerings, the addition of frozen pizzas to Gilardi's refrigerated line, and the introduction of frozen pizza products in Canada. New products included Max Stix, a successful line of cheese-stuffed soft bread sticks introduced in special markets like club stores and mass merchandisers, and the Quick-n-Savory line of pocket sandwiches introduced in retail channels. An Operation Overdrive cost-savings initiative in fiscal 2000 will combine Gilardi's back-office support functions with ConAgra Frozen Foods' in Omaha.

     ConAgra Seafood Companies include ConAgra Shrimp Companies, O'Donnell-Usen and Meridian Products. Total external seafood sales were about $410 million in fiscal 1999.

     The seafood industry and our seafood businesses were hit hard in fiscal 1999 by La Nina-related water temperature changes and by Hurricane Georges, which pushed the western Mexico shrimp beds out to sea, resulting in the lowest Mexican shrimp harvest in more than 20 years. Our commodity shrimp volume was down substantially, and seafood operating earnings in total declined from fiscal 1998 results. U.S. seafood consumption was flat.

     ConAgra Shrimp Companies, our largest seafood business, had a reasonably good year in its base foodservice and deli businesses but was hurt by higher raw material prices and exiting an unprofitable business line. ConAgra Shrimp's earnings declined.

     Meridian Products, a worldwide seafood trader, sources much of its shrimp in Mexico. The poor harvest there caused a sizeable decline in Meridian's sales volume.

     Operation Overdrive initiatives under way should reduce ConAgra Shrimp's manufacturing costs, increase collaboration in developing key customers and increase seafood sales to other ConAgra companies. A superb example of cross-company teamwork is already in place: the No. 1 frozen fish dinner in the U.S. is our Banquet Fish Stick Meal; ConAgra Seafood sells the fish to



                       14 ConAgra, Inc. 1999 Annual Report

Banquet, its largest customer. We expect improved seafood results in fiscal
2000.

     For fiscal 2000, the ConAgra Frozen Prepared Foods companies plan increased operating efficiencies, smart marketing and innovative new products to drive sales growth.

SHELF-STABLE FOODS

PRINCIPAL ACTIVITIES: Production and marketing of primarily shelf-stable foods for grocery, foodservice and special market customers.

MAJOR BRANDS: Hunt's, Healthy Choice, Wesson, Orville Redenbacher's, Slim Jim, Act II, Peter Pan, Van Camp's, Beanee Weenee, Manwich, Hunt's Snack Pack, Swiss Miss, Knott's Berry Farm, Chun King, La Choy, Rosarita, Gebhardt, Wolf Brand, Pemmican, Rough Cut, Penrose, Andy Capp's, Advantage\10 and Culturelle.

     ConAgra Grocery Products Companies include ConAgra Grocery Products Company (formerly Hunt-Wesson), Golden Valley Foods, GoodMark Foods and Arrow Industries.

     Fiscal 1999 was a year of significant change for ConAgra Grocery Products Company. Early in the fiscal year, a new management team from within ConAgra was tapped to lead the company's growth. Following the successful fiscal 1998 reorganization of ConAgra Grocery's sales organization around its customers, the company in fiscal 1999 reorganized its business units around consumers, creating four groups: Ingredients, Snacks, Meals and Functional Foods. That reorganization led to a streamlining of ConAgra Grocery's headquarters staff. Late in the year, the company announced three plant closings and one partial plant closing to make its manufacturing system more efficient, and the closing of four distribution centers to improve product movement to customers. In the second half of the year, a new $50 million Hunt's Snack Pack pudding plant began start-up operations in the Midwest, adding needed, state-of-the-art capacity for the successful Snack Pack line.

     The marketplace for ConAgra Grocery's branded shelf-stable products was a challenging one in fiscal 1999 -- intense competition in most categories, low or no category growth, and continuing consolidation of the company's retail customers. ConAgra Grocery Products Company's unit volumes were modestly lower than the year-ago level, largely as a result of a planned effort to better match product shipments to consumption patterns. A one-week-shorter fiscal year also impacted volumes.

     For ConAgra Grocery Products Company in total, earnings declined from fiscal 1998 results. Sales were about $2.1 billion in fiscal 1999.

     Results for the products in the Ingredients group were mixed. Fiscal 1999 was a very good year for branded oil products. Wesson products were promoted aggressively, but a commodity oil price increase hurt overall oil products earnings. A tomato shortage and low inventories caused Hunt's to curtail the promotion of tomato products in the second half of fiscal 1999. Unit volumes and earnings decreased as a result, although a price increase reflecting demand offset much of the negative earnings impact. Hunt's Ketchup performed well, with unit volumes up moderately in a relatively flat category.



                       15 ConAgra, Inc. 1999 Annual Report

     Results for products in the Snacks group also were mixed. Unit volumes for puddings and cocoa products increased. Hunt's Snack Pack Puddin' Pies, new in fiscal 1998, were a major success with consumers. This innovative product line brought significant numbers of new buyers to the snack pudding category. Swiss Miss cocoa products had an excellent year, helped by a cold-weather-triggered advertising program.

     Unit volumes were down for Orville Redenbacher's popcorn products, but Orville Redenbacher's new Double Feature Popcorn was a hit with consumers -- and the winner of an American Marketing Association Edison Award as one of the year's best new products. Many of the purchasers of Double Feature Popcorn -- jumbo-size popcorn with a real butter pour-over sauce -- are new users of microwave popcorn products. Peter Pan Peanut Butter results were affected somewhat by higher peanut prices and costs to introduce the new Peter Pan Honey Roasted Peanut Butter. New product introduction costs also impacted results in the Knott's Berry Farm jam, jelly and preserve business.

     The Meals business unit includes Healthy Choice Soups, Manwich, Hunt's and Healthy Choice pasta sauces, Wolf Brand Chili and Chun King and La Choy Oriental products. Healthy Choice Soups strengthened its category leadership position in fiscal 1999 although volumes for the year declined across the healthy soups category, including Healthy Choice Soups unit volumes. Unit volumes also declined for pasta sauces. Most offerings in the Healthy Choice Soups line were reformulated during the year, and the new, more flavorful products will be introduced for the fiscal 2000 soup season. ConAgra Grocery worked with flavor experts from its sister company USFI and, through new technologies, achieved significantly improved taste.

     Another ConAgra Grocery Products Company group is Functional Foods. Two product lines have been introduced so far: Advantage\10 and Culturelle. Advantage\10 is a breakthrough line of low-fat vegetarian products with less than 10 percent of calories from fat, endorsed by physician Dr. Dean Ornish, well-known for his pioneering work in reducing heart disease through diet. Introduced in fiscal 1998, Advantage\10 was honored by the American Marketing Association with an Edison Award as one of the year's best new products. Advantage\10 products continue to expand distribution across the U.S., and early results are promising. Culturelle is a dietary supplement that aids digestion by helping restore and maintain the balance of bacteria in the digestive system. Distribution of Culturelle has been expanding since its introduction in the first half of fiscal 1999.

     Golden Valley Foods is a leading marketer of microwave popcorn, specialty snacks and other convenient food products sold internationally in mass-merchandising outlets, vending machines and grocery, drug, club, convenience and video stores. Its principal brand is Act II.

     Golden Valley had an excellent year, significantly increasing grocery store distribution for Act II popcorn products and growing unit volumes. Golden Valley worked with Verde Valle, S.A. to significantly grow Act II microwave popcorn's presence in Mexico. Verde Valle, 50-percent owned by ConAgra, is a leading packager and distributor of grocery products in Mexico.



                       16 ConAgra, Inc. 1999 Annual Report

     Act II promotional tie-ins with Warner Brothers and National Basketball Association teams reinforced Act II's leadership as an "entertainment brand" of popcorn. Golden Valley grew its seasonal popcorn novelty business and its ready-to-eat popcorn business in fiscal 1999. And Golden Valley launched the Act II Big Softy into selected markets during the year. The Big Softy is the only shelf-stable soft pretzel available in retail markets. Convenient to reheat, it delivers "fresh-baked" taste. Act II Big Softy distribution will expand in fiscal 2000.

     Early in fiscal 1999, GoodMark Foods merged with ConAgra and became a unit of ConAgra Grocery Products, working with Golden Valley to take advantage of opportunities for synergies in snack foods marketing and distribution. GoodMark is a leading marketer of branded meat snacks and grain-based snacks. Brands include Slim Jim, Penrose, Pemmican, Rough Cut and Andy Capp's. GoodMark's performance in fiscal 1999 was outstanding, far better than anticipated. Slim Jim meat snacks made major gains in distribution and in-store placement, and operating profit and volumes were up strongly. Unit volumes for Pemmican jerky products grew substantially, spurred by the introduction of a resealable bag.

     Golden Valley as a whole achieved a good earnings increase, helped by GoodMark's performance and in spite of low corn prices that hurt the results of Golden Valley's Vogel Popcorn unit, a foodservice and commodity popcorn supplier.

     Arrow Industries is a manufacturer and distributor of private label consumer products for the grocery trade. Arrow's operating profit declined from the previous year.

     We expect fiscal 2000 to be a good year for ConAgra Grocery Products Companies. These companies are aggressive and innovative, and they are unwaveringly focused on helping their customers succeed by meeting consumers' needs.

FOODSERVICE PRODUCTS

PRINCIPAL ACTIVITIES: Production and marketing of potato products, Mexican food products, hand-held dough-based products and other products primarily for foodservice markets.

MAJOR BRANDS:  Lamb Weston, Fernando's, Casa de Oro and Holly Ridge.

     Fiscal 1999 marked the beginning of a stronger, more effective ConAgra-wide focus on meeting the many special needs of foodservice customers. During the year, ConAgra Foodservice Company was established to capitalize on our many foodservice assets and resources. ConAgra Foodservice Company is working with all ConAgra companies to help focus and direct foodservice assets and resources for optimum customer service and success.



                       17 ConAgra, Inc. 1999 Annual Report

     ConAgra Foodservice Company included Lamb Weston, Fernando's Foods and Casa de Oro in fiscal 1999. Holly Ridge Foods, Zoll Foods and our seafood businesses have already joined the group in fiscal 2000. While some other foodservice businesses may remain in existing operating groups to leverage operating synergies, we will organize their customer services as part of the overall ConAgra foodservice team for maximum effectiveness.

     Lamb Weston supplies potato products to most of the leading restaurant chains and foodservice distributors in the U.S., Europe and Asia. Lamb Weston products are sold in more than 70 countries on six continents. Annual sales exceed $1 billion. Lamb Weston's retail brand is Inland Valley.

     U.S. and world demand for frozen potato products was strong in fiscal 1999; North American demand was up slightly, and global demand was mixed, strong in Europe but soft in Asia. As Lamb Weston's foodservice customers open new restaurants around the world, Lamb Weston is well-positioned to provide the potato products they need, when they need them and where they need them.

     In fiscal 1999, Lamb Weston had another good year. The company's good performance was driven by growth in international markets, a product mix with more value-added offerings, and operating efficiencies. Lamb Weston was able to overcome the effects of a poor potato crop in the northwestern U.S. through good manufacturing practices and a strong sales performance in the U.S., Mexico and Europe, including a good increase in value-added products sold in Europe. Exports to Asia, especially China and Korea, grew, as did U.S. retail sales. A poor potato crop in Europe enabled Lamb Weston's domestic operations to capture incremental business from South American customers who could not get the products they needed from European suppliers.

     A new Lamb Weston potato processing plant in Alberta, Canada, began its start-up at the end of fiscal 1999. The plant is in one of North America's best potato-growing regions and will significantly enhance Lamb Weston's ability to serve its foodservice customers.

     In fiscal 2000, Lamb Weston plans continued emphasis on providing foodservice customers with innovative and convenient menu solutions, and providing consumers with delicious and easy-to-prepare potato products. We expect another good year for Lamb Weston.

     Fernando's Foods joined ConAgra in the first quarter of fiscal 1999. Fernando's produces a wide range of frozen prepared Mexican entrees, snacks and appetizers sold to food distributors, convenience stores and in-store delis. Fernando's is the second largest supplier of frozen Mexican food products to the foodservice industry. Sales of Mexican foods are growing rapidly in the U.S. Fernando's achieved its profit plan in fiscal 1999.

     Casa de Oro Foods processes grain-based food products -- including tortillas, corn chips and taco shells -- for large-volume foodservice and contract-packing customers. Casa de Oro's earnings were up for the year.



                       18 ConAgra, Inc. 1999 Annual Report

     At the beginning of fiscal 2000, ConAgra acquired Holly Ridge Foods, which will operate as part of Lamb Weston. Holly Ridge Foods is a producer of a wide variety of fruit turnovers made for grocery in-store bakeries and foodservice operations including national quick-service restaurants. Holly Ridge is known in the industry for its ability to develop custom and proprietary formulations to meet specific customer needs.

     We expect good foodservice growth in fiscal 2000 as the ConAgra foodservice team collaborates across operating companies to deliver a broad mix of menu solutions to our customers.

DAIRY CASE PRODUCTS

PRINCIPAL ACTIVITIES: Production and marketing of branded processed cheeses, tablespreads, cholesterol-free egg products and dessert toppings for retail, foodservice and industrial markets.

MAJOR BRANDS: Parkay, Blue Bonnet, Fleischmann's, Egg Beaters, Healthy Choice, County Line, Reddi-wip, Treasure Cave, Touch of Butter, Chiffon and Move Over Butter.

     ConAgra products sold in the dairy case are part of the Beatrice Group, which includes Beatrice Cheese Company, tablespreads, Egg Beaters and Reddi-wip. Annual sales for the Beatrice Group are about $1.3 billion.

     The tablespreads and Egg Beaters business was acquired in the first quarter of fiscal 1999. Egg Beaters, the first fat-free, cholesterol-free egg product, is a "healthy foods" pioneer and the longtime market leader. The tablespreads business manufactures and markets margarine under the well-known names of Parkay, Blue Bonnet, Fleischmann's, Touch of Butter, Chiffon and Move Over Butter.

     During fiscal 1999, Beatrice Foods, the branded retail products group, focused on managing business combination issues, improvements in product quality and mix, and controlling costs. Beatrice Foods performed well in fiscal 1999, with unit volumes and earnings better than projected at the time of the acquisition. The Reddi-wip dessert toppings business had a good year with unit volumes and earnings up nicely. Earnings and volumes declined for Beatrice's branded retail cheese business.

     In fiscal 2000, Beatrice Foods plans continued improvements in product quality and product mix, enhanced sales and marketing programs, and continued growth in volumes and earnings.

     The Swissrose International retail deli cheese business markets both specialty imported and domestic cheeses to supermarket delis and other specialty cheese outlets. Both unit volumes and earnings grew strongly in fiscal 1999, the third consecutive year of good growth for this business.

     Beatrice Cheese produces and markets cheese products and dessert toppings to foodservice distributors and industrial customers.

     Fiscal 1999 was a difficult year for Beatrice Cheese. Volumes declined as a result of closing a plant in Washington. Record-high butterfat prices forced high raw material costs for processed cheese, and volatile milk prices didn't help. Earnings for Beatrice Cheese were down for the year.

     Beatrice Cheese consolidated production at more efficient plants during fiscal 1999, and manufacturing costs are improving. Ingredient costs also should moderate in fiscal 2000, and we expect improved results.



                       19 ConAgra, Inc. 1999 Annual Report

Refrigerated Foods

         [PIE CHART]                        [PIE CHART]
         Segment Sales                      Operating Profit
         (In millions)                      (In millions)
         1999             $11,549.3         1999*              $360.9
         1998             $11,416.2         1998               $204.6
         % Change              +1.2%        % Change            +76.4%

* Fiscal 1999 segment operating profit excludes certain non-recurring charges. Segment operating profit after the charges was $4.0 million. See
Note 3 on page 49.

Refrigerated Foods operating profit increased 76.4 percent, rebounding strongly from fiscal 1998's industrywide depressed results. Operating profit increased for the pork, beef, chicken and turkey businesses. The branded processed meats business, the segment's largest profit contributor, increased operating profit at a double-digit rate. Segment sales increased 1.2 percent.



                      20 ConAgra, Inc. 1999 Annual Report

PRINCIPAL ACTIVITIES: Production and marketing of branded processed meats, beef and pork products, and chicken and turkey products.

MAJOR BRANDS: Butterball, Healthy Choice, Armour, Eckrich, Swift Premium, Decker, Ready Crisp, Cook's, Hebrew National, Monfort, Country Pride, To-Ricos, Texas BBQ, Brown 'N Serve, Golden Star and National Deli.

     ConAgra's processed meats businesses had a good year, with growth in almost all sectors. These companies achieved an earnings increase in fiscal 1999, beating last year's excellent results. Key drivers of the increase were top-line growth in branded products and deli/foodservice products, and lower ingredient costs, which more than offset a drop in exports to Russia.

     Processed meats industry conditions were difficult in fiscal 1999, with moderately reduced consumption and increased competitiveness. Our processed meats businesses improved their market positions in most key categories.

     Innovative new products gave consumers new reasons to buy processed meats. Healthy Choice Savory Selections are tasty new varieties of luncheon meats with zesty spices, seasonings and herbs, and they're 97-percent fat free. Flavors such as Honey Mustard Ham and Mesquite Flavored Smoked Turkey Breast meet consumers' desires for more flavorful healthy foods. Healthy Choice Savory Selections did well in their introductory year.

     Eckrich Smoked Grillers were introduced during the year to a strong positive consumer response. Eckrich Smoked Grillers are ready-to-grill skinless smoked sausage links in five popular flavors.

     Another of the year's consumer favorites was not a "new" product, but expanded distribution brought the product line new fans. Eckrich Lunch Makers, meals and snacks packaged so young consumers can build their own creations, entered new markets and achieved a dramatic increase in volume year-to-year. And Swift Premium Brown 'N Serve Sausage, an old favorite in an established category, increased volume, share and earnings for the third year in a row. Similarly, the Armour meatball business continued its good growth and profitability.

     Through an acquisition in late fiscal 1998, we augmented our precooked bacon business. The combination of the acquisition and our existing precooked bacon business made ConAgra a leading supplier of precooked bacon products to foodservice customers. Fiscal 1999 sales and profits were better than anticipated. Ready Crisp and Armour brand precooked bacon expanded distribution in retail markets during the year.



                        21 ConAgra, Inc. 1999 Annual Report

     Fiscal 1999 was a banner year for the processed meats deli and foodservice business. With a solid volume increase, this business led the processed meats group in earnings growth. The deli business grew by expanding distribution and introducing new products, including Butterball and Healthy Choice Golden Brown Turkey Breast products and Eckrich Black Angus Beef. Foodservice strength came from new large-volume customers and new business with existing customers.

     Our processed meats companies also turned in good performances in food and workplace safety. ConAgra Refrigerated Prepared Foods' food safety leadership was recognized by the U.S. Department of Agriculture, and the company sponsored a food safety workshop for smaller companies. The company's Brown 'N Serve plant in Illinois earned special status (achieved by less than 1 percent of U.S. workplaces) from the Occupational Safety and Health Administration as part of the Voluntary Protection Plan for work sites that far exceed safety compliance criteria.

     The Cook Family Foods ham business had another excellent year, achieving its profit plan and beating fiscal 1998 results. Volumes increased solidly, driven by sales of Cook's popular spiral-sliced ham and a good increase in Cook's base business. Cook's also grew its corned beef business. Good volumes and a focus on becoming more cost-efficient combined to produce an earnings increase for Cook's.

     National Foods also had a good year. Its Hebrew National products did very well in the marketplace during the year and, in the fourth quarter, began expanding to nationwide distribution. A major advertising campaign (with Hebrew National's longtime "We Answer to a Higher Authority" theme) raised awareness with consumers, and early results are positive.

     We expect another increase in processed meats earnings in fiscal 2000.

     ConAgra's fresh beef and pork businesses produce and market fresh meat products for customers in domestic and international markets. Annual sales of ConAgra's U.S.-based fresh meat companies are about $6.7 billion. ConAgra's Australia Meat Holdings Pty Ltd. (AMH), a major Australian beef processor and exporter, has annual sales of more than $950 million.

     Fiscal 1999 was a rebuilding year for our U.S. beef business. The primary focus was on significant enhancement of product quality and customer service, and results of this effort are encouraging. Customer feedback and our own testing show superior product quality that delivers greater value to our customers.

     Major initiatives also were undertaken to improve risk management programs and manufacturing efficiencies. On the risk management side, our beef companies work closely with the ConAgra Trade Group team to procure grain, hedge commodity risks and sell byproducts. In late fiscal 1999,


                        22 ConAgra, Inc. 1999 Annual Report
restructuring initiatives to improve manufacturing efficiencies and overall costs -- one plant closing, one partial plant closing and a companywide administrative workforce reduction -- were announced.

     A new leader of ConAgra Beef Companies joined ConAgra in May 1999, further strengthening the management team we have been building over the past 18 months. We now have in place an aggressive, talented and focused management team that is making substantial improvement in our beef businesses.

     U.S. beef results were much better in fiscal 1999 than in fiscal 1998, but still did not meet the business' long-term potential. An oversupply of U.S. red meat and poultry continued in fiscal 1999, but began to moderate somewhat as the year progressed. Sluggish export markets compounded the oversupply problem, and beef processing margins were squeezed industrywide as beef struggled to compete for consumer purchases with cheaper and plentiful pork and poultry products. Better risk management programs coupled with somewhat better economics resulted in a major positive swing in cattle feeding earnings. Despite weak Asian demand for hides, markets for byproducts were more favorable in fiscal 1999.

     Our Australian beef business had an outstanding year in fiscal 1999. AMH benefited from an exceptionally good management team, good industry conditions and the relative weakness of the Australian dollar in export markets. AMH earnings were well over plan and the previous year.

     AMH substantially improved its manufacturing efficiency in fiscal 1999. A new beef processing plant -- with state-of-the-art production capability, cost structure and food safety systems -- opened near Brisbane. An old and much smaller facility was closed.

     We expect AMH to have another good year in fiscal 2000, and we expect improved earnings for the U.S. beef business.

     Operation Overdrive initiatives to increase internal purchasing across ConAgra will significantly benefit our beef businesses. Beef sales to other ConAgra companies began to increase in fiscal 1999, and will increase more in fiscal 2000.

     In fiscal 1999, our U.S. beef processing business became the first multi-plant meat processor in the U.S. to have its entire processing operation under a uniform food-safety intervention program. The ConAgra Beef Carcass Pasteurization System is state-of-the-art and, in the view of university experts with whom ConAgra Beef worked in designing the process, probably the best in the beef industry.


                       23 ConAgra, Inc. 1999 Annual Report

     Swift & Company, our fresh pork business, had a good year, with results well above plan and fiscal 1998's performance. Volumes increased significantly, thanks in part to retailers featuring more pork products at attractive prices. Raw material costs declined in the face of a continuing oversupply of U.S. pork and weak export demand. Swift also benefited from increasing the percentage of its product sold as value-added and from companywide cost reductions and productivity improvements.

     A meaningful percentage of Swift's raw material costs is determined by procurement contracts. Earnings were held down significantly in fiscal 1999 by hog contracts at higher-than-market prices, but over time contracts are a valuable risk management tool for both producers and processors.

     Zoll Foods, which became part of Swift & Company in the second half of fiscal 1998, is a leading processor and marketer of custom-cut pork ribs and other pork products for foodservice customers. Zoll had a good year, with solid increases in volumes and profitability. Zoll implemented an aggressive new product innovation program and gained a number of new customers during the year.

     Fiscal 2000 should be another good year for Swift, although we expect raw material costs to rise as the number of available hogs declines.

     Our poultry businesses are ConAgra Poultry Company (chicken products) and Butterball Turkey Company (turkey products). ConAgra Poultry had fiscal 1999 sales of about $1.4 billion. Butterball Turkey had sales of more than $350 million, excluding significant intercompany sales for further-processed turkey products.

     U.S. per capita consumption of chicken products continued on its robust long-term growth trend in fiscal 1999. Industry conditions were difficult in fiscal 1999, however, with too much protein in the market and a severe drop in dark meat exports to Russia. Lower feed ingredient costs were a positive. ConAgra Poultry made considerable progress in fiscal 1999, with results still not up to potential, but much better than in fiscal 1998.



                       24 ConAgra, Inc. 1999 Annual Report

     ConAgra Poultry dramatically strengthened senior management during the year. The new president is a well-respected business and industry leader, and new executives leading manufacturing and sales are at the top of their fields. We now have in place an excellent poultry management team poised for growth.

     ConAgra Poultry benefited in fiscal 1999 from good fast-food demand, cost improvements and an increasing percentage of value-added products. Professional Food Systems, ConAgra Poultry's distribution business, had a good year, as did the Puerto Rican chicken products business. Texas Signature Foods, which was part of ConAgra Poultry, became part of ConAgra's processed meats business in the middle of fiscal 1999.

     Early in fiscal 2000, ConAgra Poultry introduced the unique "Fresh Trace" symbol on Butterball Fresh Chicken products. Fresh Trace, which enables Butterball to trace every chicken product from the farm to the store, illustrates Butterball's commitment to freshness, quality and safety.

     We expect continued improvement in ConAgra Poultry's results in fiscal 2000 as the new management team aggressively moves this business forward.

     The turkey industry as a whole was unprofitable for the third straight year as supply continued to outpace demand. While Butterball Turkey Company reduced its operating loss during the year, results are still not up to the business' potential.

     Butterball is America's favorite brand of turkey, and Butterball branded products continue to do well in the marketplace. Highlights of Butterball's performance include volume increases in both branded further-processed turkey products and branded whole birds. Value-added products grew significantly as a percent of all Butterball sales, including cooked turkey products, Butterball Fresh Cuts and fully prepared holiday turkey dinners. Lower feed ingredient costs helped results in fiscal 1999.

     Manufacturing efficiency in fiscal 2000 will be improved by the consolidation and reorganization of Butterball's commodity turkey operations, including the sale of a California turkey processing plant early in fiscal 2000. Turkey supplies are expected to decline, and Butterball -- with its strong consumer franchise -- is well-positioned for earnings improvement in a better industry environment.



                       25 ConAgra, Inc. 1999 Annual Report

Agricultural Products

         [PIE CHART]                        [PIE CHART]
         Segment Sales                      Operating Profit
         (In millions)                      (In millions)
         1999              $5,579.5         1999*              $354.8
         1998              $5,611.1         1998               $390.2
         % Change               -.6%        % Change             -9.1%

* Fiscal 1999 segment operating profit excludes certain non-recurring charges. Segment operating profit after the charges was $311.6 million. See Note 3 on page 49.



Operating profit increased in our crop inputs, specialty food ingredients, oat processing and international businesses. Results declined for the grain merchandising, commodity services, edible bean, flour milling and dry corn processing businesses. As a result, segment sales decreased .6 percent and Agricultural Products operating profit decreased 9.1 percent, due in part to historically low commodity prices that slowed volume movements. Divestitures contributed to the decreases in sales and operating profit.



                       26 ConAgra, Inc. 1999 Annual Report

AGRICULTURAL INPUTS

PRINCIPAL ACTIVITIES: Distribution of crop inputs (seeds, fertilizer products, crop protection chemicals and information systems) in the United States, Argentina, Bolivia, Canada, Chile, Ecuador, France, Mexico, Peru, South Africa, the United Kingdom and Zimbabwe.

MAJOR BRANDS:  Clean Crop, ACA, mPOWER3, Savage, Shotgun, Starane and Signature.

     United Agri Products (UAP) is a leading global distributor of crop inputs. Annual sales are about $3.2 billion.

     Crop protection chemical sales declined industrywide in UAP's fiscal 1999 for several reasons: depressed global commodity prices and struggling farm economies worldwide, the rapid introduction of biotech seeds, and unfavorable weather conditions in some regions. UAP again managed well in a challenging environment, however, growing internationally, developing new products, improving product mix, increasing joint opportunities with other ConAgra companies and reorganizing to lower costs and increase efficiencies.

     UAP added significantly to its international base in fiscal 1999, acquiring a majority interest in Phyto-Service, S.A., a crop input business in France, and forming a joint venture in the U.K. with SCATS, a large farmer-owned seeds, crop input and grain business. UAP also started businesses in Argentina, Bolivia, Ecuador and Peru during the year. A number of small acquisitions in the U.S. added to UAP's domestic base.

     New UAP products introduced during fiscal 1999 include Starane, a more effective herbicide for wheat, developed jointly by UAP and Dow AgroSciences; Signature, a new fertilizer developed exclusively for the growing golf course market; and mPOWER3, an information systems program designed to help growers use technology to increase yields. UAP also distributes new products developed by its suppliers and continues as a leader in the distribution of new biotechnology products designed to improve foods and farming.

     In the U.S., UAP's most significant geographic region, planted acres of corn and soybeans were up slightly in total. A wet spring in the Midwest and dry conditions in the Southwest combined with low commodity prices and increased usage of biotech seeds to reduce demand for crop inputs.

     UAP responded by taking costs out of its system, introducing new products and services for growers and marketing biotech products, resulting in increased margins. Fiscal 1999 was UAP's 16th consecutive year of record sales and earnings.



                       27 ConAgra, Inc. 1999 Annual Report

     In the middle of fiscal 1999, UAP restructured its U.S. organization -- from 22 operating companies to 13. The streamlined organization is designed to make UAP even more responsive to customers and suppliers, and to increase efficiencies and lower costs across the company.

     Operation Overdrive initiatives to team up with other ConAgra companies hold significant promise for UAP. The company is working with Lamb Weston to supply products to potato growers and with ConAgra Grocery Products Company to serve tomato growers. UAP is working with ConAgra Trade Group and Monsanto Company to help U.S. growers find markets for biotech corn.

     UAP continues to be a leader in responsible environmental stewardship. The company is a longtime national leader in the recycling and reuse of empty crop protection chemical containers, and runs an extensive program to educate customers and businesses about the environmentally sensitive use of agricultural chemicals. In the U.K., the Willmot Pertwee Conservation Trust works with schools to promote knowledge and appreciation of conservation.

     In the U.S., UAP has worked for three years with the U.S. Department of Agriculture on an innovative initiative to encourage farmers to create buffer strips -- land maintained in permanent vegetation -- to intercept potential pollutants. More than 575,000 miles of buffer strips have been created since the program began in 1997.

     In UAP's fiscal 2000, the number of U.S. acres planted in corn and soybeans is expected to be about the same as in fiscal 1999. UAP's success depends on continuing to find new ways to help farmers succeed, continuing its domestic and international growth, continuing to manage well in a rapidly changing environment, increasing teamwork with other ConAgra companies and improving efficiencies across its system. Although the difficult farm economy presents major challenges for UAP, we expect another year of earnings growth.

     The international fertilizer business had a reasonably good year in spite of continued weak demand in Asian markets. Improved results in North and South America more than made up for softness in Asia.


AGRICULTURAL TRADING AND PROCESSING

PRINCIPAL ACTIVITIES: Sourcing, trading, processing and distribution of grain-based products and food ingredients around the world.

MAJOR BUSINESSES: Grain procurement and merchandising; food-related commodity trading; commodity services; barley malting; dry edible bean processing and merchandising; flour, oat and corn milling; specialty food ingredients manufacturing.


                       28 ConAgra, Inc. 1999 Annual Report

     ConAgra Trade Group was formed early in fiscal 1999. The Trade Group includes ConAgra's grain, edible bean and commodity services businesses. ConAgra Trade Group offers both external and internal customers responsive and sophisticated purchasing, selling and risk management services.

     ConAgra Trade Group's Agricultural Division (formerly ConAgra Grain Companies) is the largest business in ConAgra Trade Group and is a leading global grain merchandiser. A number of factors combined in fiscal 1999 to keep the U.S. grain industry in a slump. Export demand was soft due to a global oversupply of grain and the economic woes in Asia, ConAgra's leading grain export market in more normal years. Grain prices were at historic or near-historic lows. The low prices and U.S. government payments made it more economical for some farmers to store grain rather than sell it.

     Grain movement in the U.S. slowed dramatically as a result, and ConAgra's grain business suffered along with the rest of the industry. Earnings declined substantially from the fiscal 1998 level. The grain industry is not expected to strengthen quickly, since large crops in most major global grain-producing areas and weak demand have created an oversupply. We expect ConAgra Trade Group's Agricultural Division to manage well in the tough environment and achieve some earnings improvement in fiscal 2000.

     In late fiscal 1999, the headquarters of ConAgra's grain business consolidated from multiple locations to the new Global Trading Center on ConAgra's headquarters campus in Omaha. The Global Trading Center is a high-tech, high-energy, high-synergy nerve center for ConAgra's commodity and financial trading activities. It is a marketplace where ConAgra companies can source raw materials and more effectively manage their risk in an increasingly complex market. The combination of so much of ConAgra's trading brainpower and commodity buying power in one place creates a dynamic environment for teamwork.

     In late fiscal 1999, ConAgra Trade Group's Agricultural Division and Monsanto Company announced a joint marketing agreement for ConAgra to source from U.S. producers corn that has been developed using biotechnology. ConAgra will separate, or "identity preserve," biotech corn varieties not yet approved for export to all markets. As part of the restructuring plan, ConAgra Trade Group's Agricultural Division also closed nine grain elevators to improve efficiencies across its system.

     ConAgra Trade Group's feed ingredient merchandising and energy services businesses were hurt by low commodity prices and low volatility in commodity markets. Results were well below fiscal 1998's excellent performance.

     KBC Trading and Processing Company's core business is the processing and trading of dry edible beans. The bean business also was caught in the global


                       29 ConAgra, Inc. 1999 Annual Report
commodity price crash. Overall world bean demand was down and exports fell as a result. KBC's results were not good, and were below the fiscal 1998 level. As part of ConAgra's companywide restructuring, KBC will exit certain unprofitable trading businesses in fiscal 2000.

     ConAgra Flour Milling Company, a longtime leader in the U.S. flour milling industry, has 25 mills in 14 states. ConAgra also jointly owns one flour mill with another company. Annual flour volume, excluding the jointly owned mill, is about 6.4 billion pounds.

     The per capita consumption of flour and of grain-based foods in general remains strong, but the healthy demand is resulting in new capacity and increased competitiveness. The customer-focused ConAgra Flour Milling team is responding aggressively, especially in fast-growing population areas of the U.S. In late fiscal 1999, ConAgra acquired certain assets of Capitol Milling Co. LLC, including a new, state-of-the-art flour mill in Southern California. A major modernization and expansion project at a Colorado flour mill, expected to be completed in late fiscal 2000, will create one of the most technologically advanced flour mills in the U.S.

     ConAgra Flour Milling had a good year, with operating profit over expectations but down somewhat from fiscal 1998's outstanding results. Much of the year-to-year difference was due to the superior-quality wheat crop in fiscal 1998, which increased manufacturing yields significantly. The wheat crop in fiscal 1999 was closer to average, and yields moderated accordingly.

     We expect flour demand to remain strong in fiscal 2000, and wheat supplies and quality looked favorable as fiscal 1999 ended. A full year of Capitol Milling contributions should boost results, and we expect increased earnings for ConAgra Flour Milling in fiscal 2000.

     Fiscal 1999 was the first full year for ConAgra's new flour mill in Puerto Rico. The feed business in Puerto Rico was sold during the year. Puerto Rico results improved substantially.

     Results in other U.S. milling businesses were mixed. Earnings increased in oat processing and declined in corn processing. An Operation Overdrive initiative in fiscal 2000 will combine the administrative functions supporting the flour, corn and oat processing businesses.

     The most profitable of ConAgra's trading and processing businesses in fiscal 1999 was United Specialty Food Ingredients Companies (USFI). USFI manufactures and markets internationally a broad line of food ingredients -- flavorings, seasonings, blends and other specialty ingredients.

     The largest USFI business is Gilroy Foods, a leading supplier of onion, garlic, capsicum (pepper) and other food ingredients. Gilroy performed well in fiscal 1999 despite the loss of more than half the U.S. garlic crop to disease. Resulting volume shortfalls challenged Gilroy, but the Gilroy team scrambled and found ways to meet supply commitments. Overall, operations improved


                       30 ConAgra, Inc. 1999 Annual Report
from fiscal 1998's results. Results in other major USFI businesses were mixed, but earnings for the USFI group as a whole increased significantly from the strong fiscal 1998 level. USFI expects a good year in fiscal 2000.

     Results were mixed for our international trading and processing businesses; these businesses as a group achieved a strong earnings increase for the year. ConAgra Iberia, our feed and food business in Spain and Portugal, had a good year and beat both its plan and prior-year results. Iberia's poultry and feed businesses performed well, and management organizations in Spain and Portugal were combined to increase focus and reduce costs.

     ConAgra Malt, a joint venture with South Africa-based Tiger Oats Limited, had a difficult year. ConAgra Malt's domestic malt business in each of its major regions did relatively well, but the export business was weak. European malt subsidies had a major negative impact on malt margins worldwide and kept ConAgra Malt at a significant disadvantage on the global market.

     Results in soybean processing and the Australian wool business were better than in fiscal 1998. Camerican International, a food importing business, was sold at the end of fiscal 1999.

     ConAgra owns 50 percent of Verde Valle, S.A., a leading packager and distributor of grocery products in Mexico. Verde Valle has become a valued partner in the sales and distribution of Act II popcorn products in Mexico and, in fiscal 1999, the introduction in Mexico of a full line of Hunt's tomato products. Sales of Verde Valle packaged rice and bean products in U.S. Hispanic markets grew during the year. Verde Valle continued to make good progress in spite of tough economic conditions in Mexico.

     ConAgra and Tiger Oats Limited jointly own a majority interest in ITC Agro-Tech Limited, a branded and commodity oil business in India. ITC Agro-Tech's Sundrop branded oil is the market leader in India. ITC Agro-Tech did very well in local markets, expanding distribution and improving margins, and the company began introducing other basic foods in India. A collapse in global oil prices hurt overall ITC Agro-Tech results, but this business gives ConAgra an important base in the fast-growing India market. ITC Agro-Tech also has a 50-percent interest in a hybrid seed business in India.

     Earnings for ConAgra's trading and processing businesses as a group declined substantially from fiscal 1998's strong showing, with an earnings increase by the processing businesses in total more than offset by a substantial decline in the trading businesses. We expect meaningfully better results in the new year.


                       31 ConAgra, Inc. 1999 Annual Report

Corporate Citizenship

     ConAgra has long been committed to being a good corporate citizen in the communities where ConAgra employees work and live. We aim to have a lasting, positive impact on our communities, our industries and the countries in which we do business.

     In fiscal 1999, the ConAgra Foundation, the philanthropic arm of ConAgra, made 230 grants in more than 70 ConAgra communities in 29 states. In addition, ConAgra, Inc. and ConAgra operating companies made direct contributions to hundreds more worthy causes in communities across the U.S. and in other nations.

     Just as important, thousands of ConAgra employees gave generously of their time, talents and resources to make their communities better places. We salute the many ConAgrans who are community leaders, volunteers and contributors in cities and towns around the world.

     The power of Team ConAgra is at work in our communities.


HOME FOOD SAFETY EDUCATION We launched in 1999 a major three-year home food safety education program in cooperation with the American Dietetic Association
(ADA). Results in survey after survey show that improved food handling by consumers in their homes would dramatically decrease the incidences of food-borne illness in the United States.

     ConAgra has invested millions of dollars in state-of-the-art food safety systems in our processing plants, and we continue to invest to ensure that the foods we provide to consumers are as wholesome and safe as possible. After products leave the store or the restaurant, however, how they are handled by consumers impacts safety. Through our partnership with the ADA, we seek to make a measurable impact on food safety further along the food chain and encourage consumers to take control of food safety in their homes.

     The ADA is one of the nation's most credible sources of science-based information on nutrition, food safety and health. Working with the ADA, we will aggressively promote a comprehensive education program built around four simple messages:

-    Wash hands often.

-    Keep raw meats and ready-to-eat foods separate.

-    Cook to proper temperatures.

-    Refrigerate promptly below 40 DEG. #F.

     Together, the ADA and ConAgra are working to make these common-sense practices second nature for consumers.



                       32 ConAgra, Inc. 1999 Annual Report

Sales & Operating Profit by Segment

                                            1999                   1998*         1997*             1996*                  1995*
                                 -------------------------------------------------------------------------------------------------
                                  Including       Excluding                               Including      Excluding
                                 Non-recurring  Non-recurring                           Non-recurring  Non-recurring
Dollars in millions                Charges         Charges                                 Charges        Charges
                                 -------------------------------------------------------------------------------------------------
Packaged Foods
Sales                             $  7,465.5    $  7,465.5    $  7,192.2    $  7,054.2    $  6,627.6    $  6,627.6    $  6,133.5
   Percent of total                     30.3%         30.3%         29.7%         28.9%         27.2%         27.2%         25.8%
Operating profit                       951.4         992.1         978.1         884.4         718.2         790.1         679.4
   Percent of total                     75.1%         58.1%         62.2%         56.3%         69.6%         53.2%         50.8%

Refrigerated Foods
Sales                             $ 11,549.3    $ 11,549.3    $ 11,416.2    $ 11,769.4    $ 12,028.0    $ 12,028.0    $ 12,565.7
   Percent of total                     47.0%         47.0%         47.1%         48.1%         49.5%         49.5%         52.7%
Operating profit                         4.0         360.9         204.6         358.2         108.6         366.1         412.6
   Percent of total                       .3%         21.1%         13.0%         22.8%         10.5%         24.7%         30.8%

Agricultural Products
Sales                             $  5,579.5    $  5,579.5    $  5,611.1    $  5,621.6    $  5,665.7    $  5,665.7    $  5,130.6
   Percent of total                     22.7%         22.7%         23.2%         23.0%         23.3%         23.3%         21.5%
Operating profit                       311.6         354.8         390.2         328.2         205.1         328.5         245.7
   Percent of total                     24.6%         20.8%         24.8%         20.9%         19.9%         22.1%         18.4%

Total
Sales                             $ 24,594.3    $ 24,594.3    $ 24,219.5    $ 24,445.2    $ 24,321.3    $ 24,321.3    $ 23,829.8
Operating profit**                   1,267.0       1,707.8       1,572.9       1,570.8       1,031.9       1,484.7       1,337.7
Interest expense                       316.6         316.6         300.7         279.2         307.5         307.5         280.0
General corporate expense              198.7         198.7         163.4         178.6         219.0         164.0         137.6
Goodwill amortization                   69.4          69.4          67.8          69.0          69.9          69.9          71.8
Income before income taxes***     $    682.3    $  1,123.1    $  1,041.0       1,044.0    $    435.5    $    943.3    $    848.3

* Fiscal years 1995 through 1998 have been restated to reflect acquisitions accounted for as poolings of interest. See Note 2 on page 49.
** Operating profit is profit before interest expense, goodwill amortization, general corporate expense and income taxes.
***  Excludes impact of change in accounting in 1998.


                       33 ConAgra, Inc. 1999 Annual Report

Management's Discussion & Analysis


INTRODUCTION

     Our objective here is to help stockholders understand management's views on ConAgra's financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the notes to the financial statements. Years (1999, 1998, etc.) in this discussion refer to ConAgra's May-ending fiscal years.

     Non-recurring charges (see Note 3 to the financial statements) in the fourth quarter of 1999 significantly affected ConAgra's results of operations in 1999. The charges totaled $440.8 million before income tax and $337.9 million after income tax, or $.71 per diluted share. The non-recurring charges, on a pretax basis, include restructuring reserves of $121.8 million and $319.0 million for write-downs of impaired assets under Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

     The restructuring plan is part of Operation Overdrive, an initiative commenced during fiscal 1999 to improve margins and sales, streamline operations and to combine and utilize ConAgra's strengths. The restructuring plan will cover approximately a 36-month period, and is aimed at consolidating capacity, streamlining operations and improving profitability through margin improvement and expense reductions. Approximately 6,700 jobs will be eliminated through the closure of numerous manufacturing, processing, storage and distribution facilities. The cost of the plan is expected to total $880 million over the 36-month period. Of the total charges, about $130 million is expected to be a cash expense. In accordance with generally accepted accounting principles, the remaining cost of the restructuring plan will be recognized when plans become finalized, assets become available for sale or employees are notified of termination.

     The 1999 restructuring reserves include $69.4 million for assets to be disposed of at 36 facilities, $45.1 million for employee-related cash outlays and $7.3 million for other cash charges. The company expects to dispose of the assets within 12 months and will continue to depreciate the assets during the period facilities are operational. The asset impairment charge of $319.0 million includes $114.1 million for write-downs of property, plant and equipment and $204.9 million in write-downs of intangible and other assets. Most of this impairment relates to the Refrigerated Foods segment, and is the result of management's decision to consolidate and reorganize its turkey businesses.

     ConAgra expects that the restructuring plan, in conjunction with other sales-enhancing and efficiency initiatives of Operation Overdrive, will generate substantial annual savings and margin improvements. ConAgra also expects that the company's revenues and liquidity will not be materially affected by the restructuring plan.

     In 1999, GoodMark Foods, Inc. and Fernando's Foods Corporation merged with ConAgra through exchanges of shares. In 1998, mergers with Hester Industries, Inc. and A.M. Gilardi & Sons, Inc. were completed. These business combinations were accounted for as poolings of interest and the historical financial statements were restated to give effect to the mergers as though the companies had operated together from the beginning of the earliest period presented. The following discussion and analysis is based on restated financial information.


FINANCIAL CONDITION AND CASH FLOW

CAPITAL RESOURCES - ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.


CAPITAL INVESTMENT

------------------------------------------------------------------------------------
Dollars in millions                          1999             1998       % Change
------------------------------------------------------------------------------------
Working capital                           $    269.7        $    444.0        (39)%

Property, plant & equipment, net             3,614.2           3,449.7          5

Intangible assets, net                       2,408.7           2,391.7          1

Other noncurrent assets                        467.1             429.4          9
------------------------------------------------------------------------------------
Total noncurrent assets                      6,490.0           6,270.8          3
------------------------------------------------------------------------------------
Capital investment                        $  6,759.7        $  6,714.8          1
------------------------------------------------------------------------------------

     During 1999, capital investment increased $45 million, or 1%. The $165 million increase in property, plant and equipment and $38 million increase in other noncurrent assets was offset by a $174 million decrease in working capital. Investments in property, plant and equipment, including acquisitions, totaled $763 million. The investments were offset by $412 million of depreciation expense and $183 million in asset write-downs in connection with the 1999 non-recurring charges.

     Intangible assets are mainly goodwill related to acquisitions, principally associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. In 1999, increases in intangible assets as a result of the tablespreads and Egg Beaters acquisition were largely offset by amortization and write-downs of impaired intangible assets under SFAS No. 121. Goodwill amortization was

                       36 ConAgra, Inc. 1999 Annual Report

$69 million in 1999 and $68 million in 1998, while depreciation expense was $412 million in 1999 and $375 million in 1998.

ConAgra financed its capital investment as shown in the following table:


CAPITALIZATION

------------------------------------------------------------------------------------
Dollars in millions                          1999             1998       % Change
------------------------------------------------------------------------------------
Senior long-term debt                      $  1,793.1        $  1,753.5         2%

Other noncurrent liabilities                    782.8             847.3        (8)

Subordinated long-term debt                     750.0             750.0         -

Subsidiary's preferred securities               525.0             525.0         -

Common stockholders' equity                   2,908.8           2,839.0         2
------------------------------------------------------------------------------------
Total capitalization                       $  6,759.7        $  6,714.8         1
------------------------------------------------------------------------------------

     In 1999, senior long-term debt, excluding the current portion of long-term debt, increased $40 million. Short-term borrowings backed by long-term credit agreements and classified as long-term decreased $532 million, while other senior debt issues increased $572 million.

     Other noncurrent liabilities consist of estimated postretirement health care and pension benefits, deferred income taxes and reserves for estimated legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra. It will require a number of years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes reserves are adequate.

     ConAgra's long-standing policy is to purchase on the open market shares of the company's common stock to replace shares issued for conversion of preferred stock, employee incentive and benefit programs, and smaller acquisitions accounted for as purchases so that such issuance will not dilute earnings per share. In 1999, ConAgra purchased on the open market 1 million shares of the company's common stock at a cost of $31 million. During the seven years through 1999, ConAgra invested $1.68 billion to purchase the company's common stock on the open market.

     Common stockholders' equity increased $70 million in 1999 mainly because net income and the value of shares issued exceeded $325 million in cash dividends declared and the cost of shares purchased on the open market.


CASH FLOW - Cash provided by operating activities was $1,180 million in 1999, compared to $623 million in 1998. The increase in 1999 versus 1998 was primarily the result of higher sales advances in Agricultural Products and Refrigerated Foods and a lower level of inventory increases, mainly in Refrigerated Foods. The non-recurring charges had minimal impact on cash flow in 1999, since the majority of the charges related to write-downs of assets. Depreciation and other amortization increased $41 million in 1999 as compared to 1998.

     In 1998, cash provided by operating activities was $623 million compared to $967 million in 1997. The decrease in 1998 versus 1997 was primarily the result of higher inventories in Agricultural Products and a higher level of receivables across all businesses. Depreciation and amortization increased in 1998 as compared to 1997.

     Cash used for investing activities was $1,010 million in 1999. ConAgra invested $662 million in property, plant and equipment and its investment in businesses acquired, net of disposals, totaled $373 million in 1999. This was mainly due to the $400 million acquisition of the tablespreads and Egg Beaters business.

     Cash used for investing activities was $395 million in 1998. ConAgra invested $584 million in property, plant and equipment, down from the prior year. Proceeds from businesses sold in 1998 exceeded cash acquisition expenditures by $192 million as ConAgra issued common stock for certain acquisitions.

     In 1997, cash used for investing activities totaled $890 million; investment in property, plant and equipment totaled $683 million and ConAgra's investment in businesses acquired, net of disposals, was $166 million.

     In 2000, ConAgra expects to invest $430 million to $450 million in additions to property, plant and equipment of present businesses. In addition, capital required in connection with restructuring activities is estimated at $100 million for 2000. Capital projects in 1999 and planned for 2000 are broadly based investments in modernization, efficiency and capacity expansion.

     Cash used for financing activities in 1999 was $215 million. ConAgra issued $595 million of senior notes, with $396 million issued at 7% and $199 million issued at 5.5%. Long-term debt repayments totaled $70 million in 1999 and ConAgra reduced the amount of short-term borrowings backed by long-term credit agreements and classified as long-term by $532 million. Accounts receivable sold increased by $125 million during 1999. Cash dividends paid totaled $312 million, up 19%. The dividend rate was up 14% in 1999 over the prior year and the remaining increase was caused by a larger number of shares outstanding, mainly issued for acquisitions. The cost of stock repurchased in 1999 totaled $31 million. Short-term debt decreased slightly during 1999.

                       37 ConAgra, Inc. 1999 Annual Report

     In 1998, cash used for financing activities was $226 million. ConAgra repaid $368 million of senior long-term debt and reduced the amount of short-term borrowings backed by long-term credit agreements and classified as long-term by $123 million. ConAgra issued $312 million of senior long-term notes, with $300 million issued at 6.7%. The cost of stock repurchased by ConAgra was $153 million in 1998 versus $267 million in 1997. Cash dividends paid totaled $263 million, up 14% from the $230 million paid in 1997. Short-term borrowings, used primarily to fund working capital needs, increased $318 million in 1998 compared to a $104 million increase in 1997.

     In 1997, cash used for financing activities was $84 million. ConAgra made long-term debt repayments totaling $184 million. In 1997, ConAgra issued $435 million of senior long-term notes, with $400 million issued at 7.125%, and increased short-term borrowings backed by long-term credit agreements and classified as long-term by $51 million.


FINANCING OBJECTIVES - ConAgra's primary financing objective is to maintain a conservative balance sheet. We define this as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.

     ConAgra's long-term debt objective is that senior long-term debt normally will not exceed 30% of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics.

     ConAgra's short-term debt objective is that at the end of their natural fiscal year, most ConAgra businesses will eliminate short-term debt used to finance assets other than hedged commodity inventories.

     ConAgra met its long-term debt objective every year from 1976 through 1999, except 1991 and 1992 when it temporarily exceeded its self-imposed long-term debt limitation to acquire Beatrice. ConAgra has met its short-term debt objective for the past 24 years.

     ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 1999, ConAgra's senior debt ratings were BBB+ (Duff & Phelps), Baa1 (Moody's) and BBB+ (Standard & Poor's), all investment grade ratings.

     Short-term credit is provided by the sale of commercial paper and bank financing. Commercial paper borrowings are backed by multiyear bank credit facilities. During 1999, short-term borrowing continued at interest rates below the prime rate. Short-term debt averaged $3.05 billion in 1999 compared to $2.52 billion in 1998, excluding short-term borrowings classified as long-term. Acquisition financing and increased working capital requirements caused the increase in short-term debt. ConAgra uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 1999, cancelable lease expense was $155 million versus $153 million in 1998, and noncancelable lease expense was $118 million versus $115 million in 1998.

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


ASSET LIQUIDITY - Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivables were 1.5 times property, plant and equipment at the end of 1999 and 1998. The seasonal nature and liquidity of ConAgra's current asset investments explain the company's significant use of short-term debt and emphasis on repaying short-term debt at year end. From time to time, ConAgra also obtains product financing for certain commodity inventories, classified as advances on sales in the Consolidated Balance Sheets.

     ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 1999, total sales invoiced to customers were approximately $29.5 billion versus $24.6 billion reported net sales. This is because grain, feed ingredient merchandising and international fertilizer merchandising transactions include only gross margins in reported sales.

     ConAgra's current ratio (current assets divided by current liabilities) was
1.05 to 1 at the end of 1999 and 1.09 to 1 at the end of 1998. ConAgra's consolidated current ratio is a composite of various current ratios appropriate for its individual businesses. The company focuses more on appropriate use of short-term debt and trade credit financing than on the absolute level of its current ratio. Some ConAgra businesses are able to generate substantial trade credit that does not result in financing costs.


MARKET RISK - The principal market risks affecting ConAgra are exposure to changes in commodity or energy prices and interest rates on debt. While the company does have international operations, and operates in international markets, it considers its market risk in such activities to be immaterial.


COMMODITIES - ConAgra operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses various raw materials, many of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain them as needed.

                       38 ConAgra, Inc. 1999 Annual Report

     Commodities are subject to price fluctuations that may create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.

     ConAgra has established policies that limit the amount of unhedged inventory positions permissible for ConAgra's independent operating companies. Processing business limits are expressed in terms of weeks of commodity usage. Trading businesses are generally limited to a dollar risk exposure stated in relation to equity capital.

     ConAgra typically purchases certain commodities such as wheat, corn, oats, soybeans, soybean meal, soybean oil, cattle and hogs for use in its processing businesses. In addition, ConAgra purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil and oats in its trading businesses. The commodity price risk associated with these activities can be hedged by selling (or buying) the underlying commodity, or by using an appropriate derivative commodity instrument. The particular hedging instrument used by ConAgra depends on a number of factors, including availability of appropriate derivative instruments. ConAgra utilizes exchange-traded futures and options as well as non-exchange-traded derivatives, in which case the company monitors the amount of associated credit risk.

     The following table presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each month end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The underlying commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument. Increased hedging activities, mainly in the cattle feeding and domestic beef businesses, resulted in larger derivative positions in 1999 compared to 1998.

EFFECT OF 10% CHANGE IN FAIR VALUE



---------------------------------------------------------------------------
In millions                                      1999             1998
---------------------------------------------------------------------------
PROCESSING BUSINESSES

     Grains/Food

         High                                  $   24.4         $    30.0

         Low                                       12.8               9.0

         Average                                   17.1              23.6

     Meats

         High                                      48.8              22.5

         Low                                       13.4               2.6

         Average                                   32.3              11.1

TRADING BUSINESSES

     Grains

         High                                      21.9              16.4

         Low                                       12.6               5.8

         Average                                   16.4              11.5

     Meats

         High                                       5.9                 -

         Low                                          -                 -

         Average                                    1.4                 -


ENERGY - ConAgra's operating companies incur substantial energy costs in their manufacturing facilities and incur higher operating expenses as a result of increases in energy costs. ConAgra has formed an energy subsidiary to hedge the company's operations against adverse price movements in energy costs, primarily natural gas and electricity. In addition, the energy subsidiary trades derivative commodity and financial instruments as a profit-making activity. Trading is limited in terms of maximum dollar exposure and monitored to ensure compliance with these limits. The subsidiary uses both exchange-traded derivative commodity instruments and non-exchange-traded swaps and options. The company monitors the amount of associated counterparty credit risk for non-exchange-traded transactions.

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



                  39 ConAgra, Inc. 1999 Annual Report

EFFECT OF 10% CHANGE IN FAIR VALUE


---------------------------------------------------------
In millions                        1999            1998
---------------------------------------------------------
ENERGY

     High                          $8.7            $11.5

     Low                             .7              2.1

     Average                        4.3              5.9

INTEREST RATES - ConAgra uses interest rate swaps to hedge adverse interest rate changes on a portion of its short-term debt. At May 30, 1999, the company had $650 million notional value of interest rate swaps outstanding. These swaps effectively change the interest rate on $650 million in short-term debt to a 5.8% fixed rate through the period ending December 31, 1999. Assuming year-end fiscal 1999 variable rates and average short-term borrowings for fiscal 1999, a one-hundred-basis-point change in interest rates would impact net interest expense by $27.9 million, net of the effect of swaps. At May 31, 1998, the company had $600 million notional value of interest rate swaps outstanding, changing the interest rate on short-term debt to a 6% fixed rate through December 22, 1998. Based on fiscal 1998 average balances and variable rates, a one-hundred-basis-point change in interest rates would have impacted net interest expenses by $25.6 million.

FOREIGN OPERATIONS - Transactions denominated in a currency other than an entity's functional currency are generally hedged to reduce this market risk. The company uses principally non-exchange-traded contracts to effect this coverage. Market risk on such transactions is not material to the company's results of operations or financial position.

     The company's market risk from translation of foreign-based entities' annual profit and loss, and from amounts permanently invested in foreign subsidiaries, is not material.

YEAR 2000 - The Year 2000 ("Y2K") computer software compliance issues affect ConAgra and most companies in the world. Historically, certain computer programs were written using two digits rather than four to define the applicable year. As a result, software may recognize a date using the two digits "00" as 1900 rather than the year 2000. Computer programs that do not recognize the proper date could generate erroneous data or cause systems to fail. ConAgra has established a Y2K project office and contracted with an independent consulting group to provide assistance with regard to ConAgra's Y2K compliance. ConAgra's Y2K project covers both traditional computer systems and infrastructure ("IT systems") and computer-based manufacturing, logistical and related systems ("non-IT systems"). The Y2K project has six phases: systems inventory, assessment, renovation, validation, implementation and contingency planning.

     ConAgra operates on a decentralized independent operating company ("IOC") structure. Consequently, the Y2K project efforts may vary by IOC. For both IT and non-IT systems, the status of the project generally ranges from renovation to contingency planning. Based on its assessment of its major information technology systems, ConAgra expects that necessary modifications and/or replacements will be completed in a timely manner.

     ConAgra's Y2K project also considers the readiness of significant customers and suppliers. ConAgra does not have any suppliers or customers that are material to its operations as a whole. Each IOC is verifying the readiness of suppliers and customers that may be significant for such IOC.

     Due to the decentralized IOC structure, there are few IT systems and non-IT systems, the failure of which would have a material effect on ConAgra as a whole. Such material systems include general ledger, payroll, fixed assets and cash management systems. ConAgra's Y2K project includes contingency plans for these systems that involve, among other things, manual workarounds and extra staffing. ConAgra's Y2K project includes the development of a full contingency plan for each IOC, and ConAgra presently expects to have such contingency arrangements completed by September 1999.

     ConAgra has incurred approximately $43 million of Y2K project expenses to date. Future expenses are expected to include $7 million to $12 million of additional costs. Such cost estimates are based upon presently available information and may change as ConAgra continues with its Y2K project.

OPERATING RESULTS

     This section addresses ConAgra's consolidated operating results shown in the Consolidated Statements of Earnings and should be read together with Note 3 to the financial statements covering non-recurring charges and the business segments information shown in Note 19 to the financial statements.

1999 COMPARED WITH 1998 - 1999 had 52 weeks versus 53 weeks in 1998. The effect on earnings was not material.


NET SALES


----------------------------------------------------------------------------------
Dollars in millions                          1999             1998       % Change
----------------------------------------------------------------------------------
Packaged Foods                            $ 7,465.5         $ 7,192.2      3.8%

Refrigerated Foods                         11,549.3          11,416.2      1.2%

Agricultural Products                       5,579.5           5,611.1      -.6%
----------------------------------------------------------------------------------
Total                                     $24,594.3         $24,219.5      1.5%
----------------------------------------------------------------------------------

                       40 ConAgra, Inc. 1999 Annual Report

     Cheese, frozen foods, chicken foodservice and pizza products contributed to sales growth in Packaged Foods, although the main driver of the increase was the tablespreads and Egg Beaters acquisition. Shelf-stable products experienced a downturn in sales, mainly as a result of lower volumes due to the intense competitive environment. In Refrigerated Foods, volume-related sales gains in domestic beef, pork and poultry, coupled with the expansion of the meat trading business, more than offset the impact of continued low commodity prices in protein markets. The Australian beef business and branded processed meats contributed significantly to the sales improvement. In Agricultural Products, solid sales growth in crop inputs offset the adverse impact of low commodity prices and reduced volume in the grain merchandising and trading businesses. Excluding the impact of dispositions, Agricultural Products' sales were up slightly in 1999 compared to 1998. For ConAgra in total, lower commodity selling prices reduced 1999 sales by $275 million (1%). This was more than offset by the impact of acquisitions, net of dispositions.

     In 1999, gross margin (net sales minus cost of goods sold) increased $227.6 million, up 6%, while gross margin as a percent of sales increased to 16.4% in 1999 from 15.7% in 1998. Gross margin dollar and percent gains in Refrigerated Foods were the major factor in the improvement. Packaged Foods gross margin dollars were up, largely due to the tablespreads and Egg Beaters acquisition, while margins as a percent of sales were relatively unchanged from 1998. Excluding the impact of dispositions, Agricultural Products experienced gross margin dollar and percent gains over 1998.

     Selling, general and administrative (SG&A) expenses increased $129.6 million, or 5.2%, in 1999, while SG&A as a percent of sales was 10.6% in 1999 and 10.2% in 1998. Increases occurred in all segments, as well as in the general corporate component. Business expansion, mainly in crop inputs, and the tablespreads and Egg Beaters acquisition, accounted for most of the increase. Corporate expenses were impacted by Y2K spending, increased staffing for new systems initiatives and higher expenses associated with Operation Overdrive initiatives.



OPERATING PROFIT


----------------------------------------------------------------------------------
Dollars in millions                         1999              1998       % Change
----------------------------------------------------------------------------------
Packaged Foods                            $  951.4          $  978.1       -2.7%

Refrigerated Foods                             4.0             204.6      -98.0%

Agricultural Products                        311.6             390.2      -20.1%
----------------------------------------------------------------------------------
Total                                     $1,267.0          $1,572.9      -19.4%
----------------------------------------------------------------------------------

     Operating profit represents earnings before interest, goodwill amortization, general corporate expense and income taxes.

     Comparisons of 1999 versus 1998 operating profit are affected substantially by non-recurring charges of $440.8 million before tax in 1999 for restructuring and SFAS No. 121 asset write-downs. For purposes of segment reporting, these charges are included in operating profit of the individual segment (see Notes 3 and 19).

     In 1999, Packaged Foods operating profit was $951.4 million, down 2.7%, including the non-recurring charges, or $992.1 million, up 1.4%, excluding the charges. Excluding non-recurring charges, meat snacks, microwave popcorn, potato products, chicken foodservice and pizza products all improved operating profits in 1999, while frozen foods, shelf-stable products, cheese and seafood operating profits declined. The tablespreads and Egg Beaters acquisition was a key contributor of operating profit to the segment.

     Refrigerated Foods 1999 operating profit was $4 million, down 98%, including the non-recurring charges, or $360.9 million, up 76.4%, excluding the charges. Excluding the charges, operating profit increased in all businesses -- branded processed meats, beef, pork and poultry. Volume growth and stabilization of commodity prices drove the improvement.

     Agricultural Products 1999 operating profit was $311.6 million, down 20.1%, including the non-recurring charges, or $354.8 million, down 9.1%, excluding the charges. Operating profit, excluding the charges, increased in specialty food ingredients, crop inputs and international agricultural operations. This was more than offset by operating profit decreases in grain merchandising and trading operations. Low commodity prices and low volume caused most of the decrease. Dispositions accounted for 5.6% of the segment's decrease.

     ConAgra's total operating profit was $1.27 billion in 1999, down 19.4%, including the charges, or $1.71 billion, up 8.6%, excluding the charges.

     In 1999, net interest expense increased 5.3% to $316.6 million. Higher borrowings were somewhat offset by lower short-term interest rates and the impact of one-week's reduction in interest due to the 52- versus 53-week year. Income before income tax in 1999 was $682.3 million, down 34.5%, including the non-recurring charges, or $1,123.1 million, up 7.9%, excluding the charges. The effective tax rate was 38% in 1999 versus 38.3% in 1998, excluding the impact of non-recurring charges. The non-deductibility of intangible asset write-downs under SFAS No. 121 resulted in a 47.5% effective tax rate, including non-recurring charges.

     Net income in 1999 was $358.4 million, down 42.8%, including the charges, or $696.3 million, up 11.1%, excluding the charges. Net income in 1998 included a $14.8 million charge for the cumulative effect of a change in accounting for systems re-engineering costs.



                   41 ConAgra, Inc. 1999 Annual Report

     Diluted earnings per share in 1999 were $.75, down 43.2% from $1.32 in 1998, including the charges, and up 10.6%, excluding the charges. The impact of non-recurring charges was $.71 per diluted share. The cumulative effect of the change in accounting for systems re-engineering costs in 1998 was $.03 per diluted share. Excluding both the 1999 non-recurring charges and the 1998 cumulative effect of change in accounting, diluted earnings per share were up 8.1%.


1998 COMPARED WITH 1997 - 1998 had 53 weeks versus 52 weeks in 1997. The effect on earnings was not material.

NET SALES


-----------------------------------------------------------------------------------
Dollars in millions                          1998             1997       % Change
-----------------------------------------------------------------------------------
Packaged Foods                            $ 7,192.2        $ 7,054.2        2.0%

Refrigerated Foods                         11,416.2         11,769.4       -3.0%

Agricultural Products                       5,611.1          5,621.6        -.2%
-----------------------------------------------------------------------------------
Total                                     $24,219.5        $24,445.2        -.9%
-----------------------------------------------------------------------------------

     Seafood, potato products and frozen foods contributed to sales growth in Packaged Foods. Shelf-stable foods sales increased slightly. The main cause of the Refrigerated Foods sales decrease was lower commodity costs passed through as lower selling prices in fresh beef, pork and poultry. In Agricultural Products, a large sales increase in crop inputs was offset mainly by the sale of a specialty retailing business in 1998's first quarter and lower commodity costs passed through as lower selling prices in grain processing. For ConAgra in total, lower commodity selling prices and business divestitures, net of sales added by acquisitions, reduced 1998 sales by approximately $725 million, nearly three percentage points.

     In 1998, gross margin increased $106 million, up 2.9%, while gross margin as a percent of sales increased to 15.7% in 1998 from 15.2% in 1997. Gross margin dollar and percent gains in Packaged Foods and Agricultural Products more than offset declines in Refrigerated Foods.

     SG&A expenses increased $88 million, or 3.7%, in 1998 due to business expansion, increased marketing spending and the extra week in the year. SG&A expenses as a percent of sales increased to 10.2% in 1998 versus 9.7% in 1997. SG&A expenses increased in all three business segments, excluding the specialty retailing divestiture in Agricultural Products. The general corporate expense component of SG&A expenses decreased $15.2 million, or 8.5%, to $163.4 million in 1998 mainly due to lower incentive compensation and pension expense.

OPERATING PROFIT


----------------------------------------------------------------------------------
Dollars in millions                          1998             1997       % Change
----------------------------------------------------------------------------------
Packaged Foods                           $   978.1          $ 884.4        10.6%

Refrigerated Foods                           204.6            358.2       -42.9%

Agricultural Products                        390.2            328.2        18.9%
----------------------------------------------------------------------------------
Total                                    $ 1,572.9        $ 1,570.8          .1%
----------------------------------------------------------------------------------

     Most Packaged Foods businesses - frozen foods, potato products, shelf-stable foods and seafood - contributed to that segment's gain in operating income.

     In Refrigerated Foods, operating profit growth in branded processed meats and Australian beef was more than offset by a major decline in U.S. fresh meat and poultry - the beef, pork, chicken and turkey products businesses. Excess supplies of animal protein, lower realizations from byproducts and reduced Asian export demand combined to depress industry selling prices and margins. As a result, U.S. fresh meat and poultry was unprofitable in 1998.

     Crop inputs, specialty food ingredients, commodity services and grain processing drove Agricultural Products operating profit increases. Decreases in grain merchandising and offshore operations partially offset these gains.

     In 1998, net interest expense increased 7.7% to $300.7 million due to slightly higher average borrowing balances and interest rates, lower interest income and the extra week in the year. Income before income taxes and change in accounting decreased .3% to $1.04 billion in 1998.

     In 1998, ConAgra implemented a new Financial Accounting Standards Board Emerging Issues Task Force directive requiring expensing rather than capitalizing certain business systems re-engineering costs. This required accounting change resulted in a cumulative one-time, non-cash provision of $14.8 million after tax, or $.03 per diluted share.

     Before the accounting change, net income increased .6% to $641.8 million in 1998, and diluted earnings per share increased .7% to $1.35 from $1.34 in 1997. The effective tax rate was 38.3% in 1998 versus 38.9% in 1997. Including the accounting change, net income decreased 1.7% to $627.0 million, and diluted earnings per share decreased 1.5% to $1.32.


                  42 ConAgra, Inc. 1999 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS
CONAGRA, INC. AND SUBSIDIARIES
FOR THE FISCAL YEARS ENDED MAY
IN MILLIONS EXCEPT PER SHARE AMOUNTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1999                1998                1997
                                                                              ------------        ------------        ------------
Net sales                                                                     $   24,594.3        $   24,219.5        $   24,445.2

Costs and expenses
  Cost of goods sold                                                              20,556.2            20,409.0            20,741.0
  Selling, administrative and general expenses                                     2,598.4             2,468.8             2,381.0
  Interest expense (Note 8)                                                          316.6               300.7               279.2
  Non-recurring charges (Note 3)                                                     440.8                   -                   -
                                                                              ------------        ------------        ------------
                                                                                  23,912.0            23,178.5            23,401.2
                                                                              ------------        ------------        ------------
Income before income taxes and cumulative effect of change in accounting             682.3             1,041.0             1,044.0
Income taxes (Note 14)                                                               323.9               399.2               406.1
                                                                              ------------        ------------        ------------
Income before cumulative effect of change in accounting                              358.4               641.8               637.9
Cumulative effect of change in accounting for
    systems re-engineering costs                                                         -               (14.8)                  -
                                                                              ------------        ------------        ------------
Net income                                                                    $      358.4        $      627.0        $      637.9
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------
Income per share - basic (Note 4)
  Income before cumulative effect of change in accounting                     $        .76        $       1.38        $       1.36
  Cumulative effect of change in accounting                                              -                (.03)                  -
                                                                              ------------        ------------        ------------
  Net income                                                                  $        .76        $       1.35        $       1.36
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------
Income per share - diluted (Note 4)
  Income before cumulative effect of change in accounting                     $        .75        $       1.35        $       1.34
  Cumulative effect of change in accounting                                              -                (.03)                  -
                                                                              ------------        ------------        ------------
  Net income                                                                  $        .75        $       1.32        $       1.34
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
CONAGRA, INC. AND SUBSIDIARIES
FOR THE FISCAL YEARS ENDED MAY
DOLLARS IN MILLIONS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1999                1998                1997
                                                                              ------------        ------------        ------------

Net income                                                                    $      358.4        $      627.0         $     637.9

Other comprehensive income
  Currency translation adjustment                                                      1.7               (35.9)                7.6
                                                                              ------------        ------------        ------------

Comprehensive income                                                          $      360.1        $      591.1         $     645.5
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

The accompanying notes are an integral part of the consolidated financial statements.


                       43 ConAgra, Inc.  1999 Annual Report

CONSOLIDATED BALANCE SHEETS
CONAGRA, INC. AND SUBSIDIARIES
DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNT

---------------------------------------------------------------------------------------------
                                                                 MAY 30              MAY 31
                                                                  1999                1998
                                                              -----------         -----------
ASSETS

Current assets
  Cash and cash equivalents                                   $      62.8         $     108.4
  Receivables, less allowance for doubtful accounts
    of $60.0 and $68.2 (Note 5)                                   1,637.5             1,546.9
  Inventories (Note 6)                                            3,639.9             3,540.8
  Prepaid expenses                                                  315.9               341.6
                                                              -----------         -----------
        Total current assets                                      5,656.1             5,537.7
                                                              -----------         -----------

Property, plant and equipment
  Land                                                              161.2               155.1
  Buildings, machinery and equipment                              5,205.8             4,827.0
  Other fixed assets                                                426.9               379.8
  Construction in progress                                          419.9               399.2
                                                              -----------         -----------
                                                                  6,213.8             5,761.1
  Less accumulated depreciation                                  (2,599.6)           (2,311.4)
                                                              -----------         -----------

      Property, plant and equipment, net                          3,614.2             3,449.7
                                                              -----------         -----------
Brands, trademarks and goodwill, at cost
  less accumulated amortization of $668.2 and $641.9              2,408.7             2,391.7
Other assets                                                        467.1               429.4
                                                              -----------         -----------
                                                              $  12,146.1         $  11,808.5
                                                              -----------         -----------
                                                              -----------         -----------


                       44 ConAgra, Inc.  1999 Annual Report

                                                                                            MAY 30              MAY 31
                                                                                             1999                1998
                                                                                         -----------         -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Notes payable                                                                          $     837.9         $     858.1
  Current installments of long-term debt                                                        21.1                52.7
  Accounts payable                                                                           2,036.5             1,971.0
  Advances on sales                                                                          1,191.7               829.7
  Accrued payroll                                                                              269.4               293.6
  Other accrued liabilities                                                                  1,029.8             1,088.6
                                                                                         -----------         -----------
        Total current liabilities                                                            5,386.4             5,093.7
                                                                                         -----------         -----------

Senior long-term debt, excluding current installments (Note 8)                               1,793.1             1,753.5
Other noncurrent liabilities (Note 9)                                                          782.8               847.3
Subordinated debt (Note 8)                                                                     750.0               750.0
Preferred securities of subsidiary company (Note 10)                                           525.0               525.0
Common stockholders' equity (Notes 11, 12 and 13)
  Common stock of $5 par value, authorized 1,200,000,000
    shares; issued 519,648,673 and 519,424,034                                               2,598.2             2,597.1
  Additional paid-in capital                                                                   219.4               320.0
  Retained earnings                                                                          1,369.8             1,337.7
  Foreign currency translation adjustment                                                      (65.9)              (67.6)
  Less treasury stock, at cost,
    common shares 31,475,678 and 30,011,958                                                   (749.9)             (705.2)
                                                                                         -----------         -----------
                                                                                             3,371.6             3,482.0
  Less unearned restricted stock and value of 17,184,831 and
    21,376,632 common shares held in Employee Equity Fund (Note 12)                           (462.8)             (643.0)
                                                                                         -----------         -----------
        Total common stockholders' equity                                                    2,908.8             2,839.0
                                                                                         -----------         -----------
                                                                                         $  12,146.1         $  11,808.5
                                                                                         -----------         -----------
                                                                                         -----------         -----------

The accompanying notes are an integral part of the consolidated financial statements.


                       45 ConAgra, Inc.  1999 Annual Report

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
CONAGRA, INC. AND SUBSIDIARIES
FOR FISCAL YEARS ENDED MAY
COLUMNAR AMOUNTS IN MILLIONS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                    FOREIGN                    EEF*
                                                            ADDITIONAL              CURRENCY                  STOCK
                                    COMMON      COMMON       PAID-IN   RETAINED    TRANSLATION   TREASURY      AND
                                    SHARES      STOCK        CAPITAL   EARNINGS    ADJUSTMENT     STOCK       OTHER       TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 1996              522.9     $1,307.3     $  416.0   $1,746.6     $  (39.3)   $ (390.0)   $ (686.9)    $2,353.7
Shares issued
   Stock option and incentive
     plans                              .3           .6          2.0                                  .4                      3.0
   EEF*: stock option, incentive
     and other employee benefit
     plans                                                      13.0                                            78.8         91.8
   Fair market valuation of
     EEF shares                                                204.8                                          (204.8)           -
   Acquisitions                                      .1          1.1                                 4.3                      5.5
Shares acquired
   Incentive plans                                                                                 (10.1)        1.3         (8.8)
   Treasury shares purchased                                                                      (266.5)                  (266.5)
Shares retired                         (.5)        (1.2)                   (5.6)                     6.8                        -
Foreign currency translation
   adjustment                                                                            7.6                                  7.6
Dividends declared
   Common stock, $.528 per share                                         (237.3)                                           (237.3)
   Pooled companies                                                       (15.9)                                            (15.9)
Net income                                                                637.9                                             637.9
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 25, 1997              522.7      1,306.8        636.9    2,125.7        (31.7)     (655.1)     (811.6)     2,571.0
Shares issued
   Stock option and incentive
     plans                              .6          2.8          4.0                                  .5                      7.3
   EEF*: stock option, incentive
     and other employee benefit
     plans                                                      34.7                                            70.5        105.2
   Fair market valuation of
     EEF shares                                                (97.1)                                           97.1            -
   Acquisitions                        1.3          6.7           .4        3.3                      2.2                     12.6
Shares acquired
   Incentive plans                                                                                 (19.4)        1.0        (18.4)
   Treasury shares purchased                                                                      (153.3)                  (153.3)
Shares retired                        (5.2)       (26.2)                  (93.7)                   119.9                        -
Two-for-one stock split                         1,307.0       (258.9)  (1,048.1)                                                -
Foreign currency translation
   adjustment                                                                          (35.9)                               (35.9)
Dividends declared
   Common stock, $.605 per share                                         (273.6)                                           (273.6)
   Pooled companies                                                        (2.9)                                             (2.9)
Net income                                                                627.0                                             627.0
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998              519.4      2,597.1        320.0    1,337.7        (67.6)     (705.2)     (643.0)     2,839.0
Shares issued
   Stock option and incentive
     plans                              .2          1.1          1.8                                  .5                      3.4
   EEF*: stock option, incentive
     and other employee benefit
     plans                                                      13.6                                            62.3         75.9
   Fair market valuation of
     EEF shares                                               (116.4)                                          116.4            -
   Acquisitions                                                   .4                                 2.2                      2.6
Shares acquired
   Incentive plans                                                                                 (16.6)        1.5        (15.1)
   Treasury shares purchased                                                                       (31.0)                   (31.0)
Shares retired                                                              (.2)                      .2                        -
Foreign currency translation
   adjustment                                                                            1.7                                  1.7
Dividends declared
   Common stock, $.69175 per
     share                                                               (324.9)                                           (324.9)
   Pooled companies                                                        (1.2)                                             (1.2)
Net income                                                                358.4                                             358.4
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999              519.6     $2,598.2     $  219.4   $1,369.8     $  (65.9)   $ (749.9)   $ (462.8)    $2,908.8
                                     -----     --------     --------   --------     ---------   ---------   ---------    --------
                                     -----     --------     --------   --------     ---------   ---------   ---------    --------

The accompanying notes are an integral part of the consolidated financial statements.

*Employee Equity Fund (Note 12)


                       46 ConAgra, Inc.  1999 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
CONAGRA, INC. AND SUBSIDIARIES
FOR THE FISCAL YEARS ENDED MAY
DOLLARS IN MILLIONS

--------------------------------------------------------------------------------------------------------------------------------
                                                                                              1999          1998          1997
                                                                                          ----------     ---------     ---------
Cash flows from operating activities
Net income                                                                                $    358.4     $   627.0     $   637.9
  Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and other amortization                                                      430.4         389.0         357.2
      Goodwill amortization                                                                     69.4          67.8          69.0
      Cumulative effect of change in accounting and non-recurring charges                      440.8          24.0           -
      Other noncash items (includes nonpension postretirement benefits)                         87.8          86.5          92.7
      Change in assets and liabilities before effects from business acquisitions
        Receivables                                                                           (296.0)       (191.4)        104.7
        Inventories and prepaid expenses                                                       (68.0)       (270.5)        321.3
        Accounts payable and accrued liabilities                                               156.7        (109.2)       (615.4)
                                                                                          ----------     ---------     ---------
         Net cash flows from operating activities                                            1,179.5         623.2         967.4
                                                                                          ----------     ---------     ---------

Cash flows from investing activities
  Additions to property, plant and equipment                                                  (662.3)       (583.7)       (682.7)
  Payment for business acquisitions                                                           (421.9)        (33.7)       (197.8)
  Sale of businesses and property, plant and equipment                                          48.5         225.9          31.4
  Notes receivable and other items                                                              25.5          (3.9)        (40.5)
                                                                                          ----------     ---------     ---------
         Net cash flows from investing activities                                           (1,010.2)       (395.4)       (889.6)
                                                                                          ----------     ---------     ---------

Cash flows from financing activities
  Net short-term borrowings                                                                    (22.7)        317.7         104.2
  Proceeds from issuance of long-term debt                                                     595.2         311.8         483.2
  Repayment of long-term debt                                                                 (602.5)       (490.8)       (184.4)
  Accounts receivable sold                                                                     125.5         (10.0)        (11.9)
  Cash dividends paid                                                                         (312.4)       (263.2)       (229.9)
  Cash distributions of pooled companies                                                        (1.2)         (3.8)        (16.7)
  Treasury stock purchases                                                                     (31.0)       (153.3)       (266.5)
  Employee Equity Fund stock transactions                                                        7.1          43.6          17.3
  Other items                                                                                   27.1          21.7          20.5
                                                                                          ----------     ---------     ---------
         Net cash flows from financing activities                                             (214.9)       (226.3)        (84.2)
                                                                                          ----------     ---------     ---------

Net increase (decrease) in cash and cash equivalents                                           (45.6)          1.5          (6.4)
Cash and cash equivalents at beginning of year                                                 108.4         106.9         113.3
                                                                                          ----------     ---------     ---------
Cash and cash equivalents at end of year                                                  $     62.8     $   108.4     $   106.9
                                                                                          ----------     ---------     ---------
                                                                                          ----------     ---------     ---------

The accompanying notes are an integral part of the consolidated financial statements.

                       47 ConAgra, Inc. 1999 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONAGRA, INC. AND SUBSIDIARIES
YEARS ENDED MAY 30, 1999, MAY 31, 1998 AND MAY 25, 1997
COLUMNAR AMOUNTS IN MILLIONS EXCEPT PER SHARE AMOUNTS
-------------------------------------------------------------------------------
1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      FISCAL YEAR - The fiscal year of ConAgra ("ConAgra" or the "Company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods (fiscal 1999 and 1997) or 53-week periods (fiscal 1998).

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

                  Buildings                           15 - 40 years
                  Machinery and equipment              5 - 20 years
                  Other fixed assets                   5 - 15 years

      BRANDS, TRADEMARKS, GOODWILL AND LONG-LIVED ASSETS - Brands and goodwill arising from the excess of cost of investment over fair value of net assets at date of acquisition and trademarks are amortized using the straight-line method, principally over a period of 40 years. As required by Statement of Financial Accounting Standards ("SFAS") No. 121, an impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value. The Company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment.

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

      INTEREST RATE SWAP AGREEMENTS - The Company utilizes interest rate swap agreements to reduce the risk of changes in interest rates. Interest differentials to be paid or received on such swaps are recognized in income as incurred, as a component of interest expense.

      COMMODITY CONTRACTS - The Company uses commodity futures and option contracts, swaps and forward contracts to reduce the risk of price fluctuations in various commodities traded or used in its businesses. In the trading businesses, commodity contracts are marked-to-market with net amounts due to or from counterparties recorded in accounts receivable or payable and the related gains or losses recorded in the statement of earnings. The Company's processing businesses reflect commodity contract gains and losses as adjustments to the basis of underlying hedged commodities purchased; gains or losses are recognized in the statement of earnings as a component of cost of goods sold upon sale of the hedged commodity.

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


                       48 ConAgra, Inc. 1999 Annual Report

      Cash flows related to derivative financial instruments are classified in the statements of cash flows in a manner consistent with those of transactions being hedged.

      NET SALES - Gross margins earned from grain, international fertilizer and feed ingredients merchandised, which are included in net sales, total $147.3 million, $214.3 million and $176.8 million for fiscal 1999, 1998 and 1997, respectively.

      Sales and cost of sales, if reported on a gross basis for these activities, would be increased by $4.9 billion, $6.0 billion and $6.0 billion for fiscal 1999, 1998 and 1997, respectively.

      FAIR VALUES OF FINANCIAL INSTRUMENTS - Unless otherwise specified, the Company believes the book value of financial instruments approximates their fair value.

      COMPREHENSIVE INCOME - Comprehensive income for all periods presented consists of net income and foreign currency translation adjustments. ConAgra deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. There are no reclassification adjustments to be reported in periods presented.

      ACCOUNTING CHANGES -In fiscal 1999, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME; SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION and SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. These standards expanded or modified disclosures and had no effect on the Company's consolidated financial position, results of operations or cash flows. See Notes 18 and 19.

      In the third quarter of fiscal 1998, the Company recorded a one-time, after-tax, non-cash charge of $14.8 million to comply with a recently issued ruling by the Financial Accounting Standards Board's Emerging Issues Task Force: (EITF) No. 97-13. This EITF requires business process re-engineering costs associated with computer systems development to be expensed as incurred. Previously, the Company had capitalized such costs as development costs.

      In June 1998, Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued. This standard will become effective in fiscal 2001. The Company has not quantified the impact, if any, resulting from adoption of this standard.

2.    BUSINESS COMBINATIONS

      On July 31, 1998, GoodMark Foods, Inc. (GoodMark) merged with ConAgra through an exchange of shares. ConAgra issued approximately 7.8 million shares of common stock for all outstanding shares of GoodMark. On July 31, 1998, Fernando's Foods Corporation (Fernando's) merged with ConAgra through an exchange of shares. ConAgra issued approximately 1.3 million shares of common stock for all outstanding shares of Fernando's.

      During fiscal 1998, ConAgra completed mergers with Hester Industries, Inc. (Hester) and A.M. Gilardi & Sons, Inc. (Gilardi), exchanging 3.7 million and 3.8 million shares of ConAgra stock, for all outstanding shares of Hester and Gilardi.

      The above business combinations have been accounted for as poolings of interest. The historical financial statements of the Company were restated to give effect to all of the above acquisitions as though the companies had operated together from the beginning of the earliest period presented.

      Results of operations of the acquired businesses for periods prior to acquisition date were as follows:

                                                1998         1997
                                             ---------    ---------
          Net sales                          $   379.0    $   443.1

          Net income                         $    13.8    $    22.9

      In the first quarter of fiscal 1999, ConAgra acquired the Egg Beaters and tablespreads business from Nabisco, Inc. for $400 million. The tablespreads business manufactures and markets margarine under Parkay, Blue Bonnet, Fleischmann's, Touch of Butter, Chiffon and Move Over Butter brand names. Egg Beaters is an egg alternative product. Annual sales of the combined businesses are approximately $480 million. The acquisition was accounted for as a purchase.

3.    NON-RECURRING CHARGES

      On May 12, 1999, the Company approved a 36-month restructuring plan aimed at eliminating overcapacity, streamlining operations and improving profitability through margin improvement and expense reductions. Employee separations of approximately 6,700 employees will occur over the next
      36 months, primarily in manufacturing and operating facilities. At May 30, 1999, 3,160 employees had been notified of separation. The decision to exit certain facilities, product lines and businesses resulted in decreased expected future cash flows, triggering asset impairment under SFAS 121. The amount of impairment of such assets was calculated using discounted cash flow and other business valuation methodologies.


                        49 ConAgra, Inc. 1999 Annual Report

      The estimated cost of this plan is $880 million, $440.8 million of which is reflected in the current fiscal year. The remainder of the cost will be recognized when plans become finalized, assets become available for sale or employees are notified. The restructuring charges and write-downs of impaired assets held for use are:


                                      RESTRUCTURING          ASSET
                                         CHARGES           IMPAIRMENT            TOTAL
                                      -------------       ------------        ------------
         Packaged Foods                 $     36.8        $        3.9        $       40.7
         Refrigerated Foods                   53.6               303.3               356.9
         Agricultural Products                31.4                11.8                43.2
                                      -------------       ------------        ------------
           Total                        $    121.8        $      319.0        $      440.8
                                      -------------       ------------        ------------
                                      -------------       ------------        ------------

      The after-tax effect of the non-recurring charges in fiscal 1999 was $337.9 million or $.72 for basic income per share and $.71 for diluted income per share.

      Restructuring reserves were established in fiscal 1999 totaling $121.8 million. Of this amount, $69.4 million was recorded for assets to be disposed of at 36 facilities, $45.1 million for employee-related cash outlays and $7.3 million for other cash charges relating to the restructuring initiative. The other charges consist of $2.5 million for lease termination costs and $4.8 million for other contractual termination costs. The Company expects to dispose of the assets within twelve months and will continue to depreciate the assets during the period facilities are operational. No significant payments were made in fiscal 1999.

      The asset impairment charge of $319.0 million includes $114.1 million in write-downs of property, plant and equipment and $204.9 million in reductions of intangible and other assets. The intangible and other asset write-downs occurred primarily in the Refrigerated Foods segment as a result of management's decision to consolidate and reorganize its turkey businesses.


4.   INCOME PER SHARE

      Basic income per share is calculated on the basis of weighted average outstanding common shares. Diluted income per share is computed on the basis of weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

      The following table reconciles the income and average share amounts used to compute both basic and diluted income per share:


                                                                1999             1998              1997
                                                             ---------        ---------         ---------
      NET INCOME

        Income before cumulative effect of
          change in accounting                               $   358.4        $   641.8         $   637.9
        Cumulative effect of change in accounting                    -            (14.8)                -
                                                             ---------        ---------         ---------
        Net income                                           $   358.4        $   627.0         $   637.9
                                                             ---------        ---------         ---------
                                                             ---------        ---------         ---------
      INCOME PER SHARE - BASIC
        Weighted average shares outstanding                      470.0            465.5             468.1
                                                             ---------        ---------         ---------
                                                             ---------        ---------         ---------
      INCOME PER SHARE - DILUTED
        Weighted average shares outstanding - basic              470.0            465.5             468.1
        Add shares contingently issuable upon
          exercise of stock options                                6.7              9.8               8.1
                                                             ---------        ---------         ---------
        Weighted average shares outstanding                      476.7            475.3             476.2
                                                             ---------        ---------         ---------
                                                             ---------        ---------         ---------

      At May 30, 1999, there were 8.9 million options outstanding with exercise prices exceeding the market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.


5.    RECEIVABLES

      The Company has agreements to sell interests in pools of receivables, in an amount not to exceed $675 million at any one time. Participation interests in new receivables may be sold, as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, administrative and general expenses in the Consolidated Statements of Earnings. Gross proceeds from the sales were $649 and $524 million at fiscal year end 1999 and 1998, respectively.

6.    INVENTORIES

      The major classes of inventories are as follows:


                                                              1999              1998
                                                           ----------        ----------
      Hedged commodities                                   $  1,306.2        $  1,199.3
      Food products and livestock                             1,144.7           1,263.3
      Agricultural chemicals, fertilizer and feed               597.4             581.4
      Other, principally ingredients and supplies               591.6             496.8
                                                           ----------        ----------
                                                           $  3,639.9        $  3,540.8
                                                           ----------        ----------
                                                           ----------        ----------

                       50 ConAgra, Inc. 1999 Annual Report

7.    CREDIT FACILITIES AND BORROWINGS

      At May 30, 1999, the Company has credit lines from banks which total approximately $5.4 billion, including: $1.75 billion of long-term revolving credit facilities maturing in September 2003; $1.75 billion short-term revolving credit facilities maturing in September 1999; and uncompensated bankers' acceptance and money market loan facilities approximating $1.9 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The Company pays fees for its revolving credit facilities.

      The Company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 1999 fiscal year were $3,052 million. This excludes an average of $383 million of short-term borrowings that were classified as long-term throughout the fiscal year (see Note 8). The highest period-end short-term indebtedness during fiscal 1999 was $4,153.2 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.58% and 5.78%, respectively, for fiscal 1999 and 1998.

      In fiscal 1999, 1998 and 1997, the Company entered into interest rate swap agreements to reduce the impact of changes in short-term borrowing rates. At May 30, 1999, the Company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $650 million of short-term borrowings from variable to a 5.8% fixed rate. The swap agreements will mature on December 31, 1999. At May 31, 1998, the Company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $600 million of short-term borrowings from variable to a 6% fixed rate. The swap agreements matured in fiscal 1999. At May 25, 1997, the Company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $1,400 million of short-term borrowings from variable to fixed rates (ranging from 5.8% to 6.4%). The swap agreements matured in fiscal 1998. The net cost in fiscal 1999, 1998 and 1997, and the estimated fair value of these agreements as of May 30, 1999 and May 31, 1998, were not material.

8.   SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS


                                                                          1999              1998
                                                                        --------          --------
      Senior Debt
        Commercial paper backed by long-term revolving
          credit agreements                                             $  153.2          $  685.6
        7.00% senior debt due in 2028                                      396.4                 -
        6.70% senior debt due in 2027 (redeemable at option of
          holders in 2009)                                                 300.0             300.0
        7.125% senior debt due in 2026 (redeemable at option
          of holders in 2006)                                              397.7             397.6
        9.875% senior debt due in 2006                                     100.0             100.0
        5.50% senior debt due in 2002                                      199.0                 -
        9.87% to 9.95% unsecured senior notes due in various
          amounts through 2009                                              53.7              66.5
        8.1% to 9.0% publicly issued unsecured medium-term
          notes due in various amounts through 2004                        117.0             119.5
        5.75% to 9.28% Industrial Development Revenue Bonds
          (collateralized by plant and equipment) due on
          various dates through 2017                                        29.0              31.3
        Miscellaneous unsecured                                             47.1              53.0
                                                                        --------          --------
              Total senior debt                                          1,793.1           1,753.5
                                                                        --------          --------
      Subordinated Debt
        9.75% subordinated debt due in 2021                                400.0             400.0
        7.375% to 7.4% subordinated debt due through 2005                  350.0             350.0
                                                                        --------          --------
              Total subordinated debt                                      750.0             750.0
                                                                        --------          --------
      Total long-term debt, excluding current installments              $2,543.1          $2,503.5
                                                                        --------          --------
                                                                        --------          --------


      The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 30, 1999 are as follows:


                   2000                                                         $ 21.1
                   2001                                                           19.8
                   2002                                                          123.4
                   2003                                                          208.3
                   2004                                                          164.4


      Under the long-term credit facility referenced in Note 7, the Company has agreements that allow it to borrow up to $1.75 billion through September 2003.

      The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if Consolidated Funded Debt exceeds 60% of Consolidated Capital Base or if Fixed Charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

                         51 ConAgra, Inc. 1999 Annual Report

      Net interest expense consists of:


                                       1999              1998              1997
                                    ---------         ---------         ---------
      Long-term debt                $   194.6         $   206.9         $   204.7
      Short-term debt                   166.5             143.2             129.2
      Interest income                   (37.6)            (38.0)            (43.5)
      Interest capitalized               (6.9)            (11.4)            (11.2)
                                    ---------         ---------         ---------
                                    $   316.6         $   300.7         $   279.2
                                    ---------         ---------         ---------
                                    ---------         ---------         ---------

      Net interest paid was $308.5 million, $300.6 million and $276.6 million in fiscal 1999, 1998 and 1997, respectively.

      Short-term debt interest expense of $20.0 million, $19.1 million and $21.8 million in fiscal 1999, 1998 and 1997, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

      The carrying amount of long-term debt (including current installments) was $2,564.2 million and $2,556.2 million as of May 30, 1999 and May 31, 1998, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 30, 1999 and May 31, 1998 was estimated at $2,665.1 million and $2,792.9 million, respectively. The Company's long-term debt is generally not callable until maturity.


9.    OTHER NONCURRENT LIABILITIES

      Other noncurrent liabilities primarily consist of:


                                                                    1999             1998
                                                                 ---------        ---------
      Legal and environmental liabilities primarily
         associated with the Company's acquisition
         of Beatrice Company (acquired in fiscal 1991)           $   169.2        $   279.9
      Estimated postretirement health care and pensions              589.2            552.2
      Deferred taxes and other                                       100.4             98.4
                                                                 ---------        ---------
                                                                     858.8            930.5
      Less estimated current portion                                  76.0             83.2
                                                                 ---------        ---------
                                                                 $   782.8        $   847.3
                                                                 ---------        ---------
                                                                 ---------        ---------

10.   PREFERRED SECURITIES OF SUBSIDIARY COMPANY

      ConAgra Capital, L.C., an indirectly controlled subsidiary of the Company, has the following Preferred Securities outstanding:

      4 MILLION SHARES OF 9% SERIES A CUMULATIVE PREFERRED ("SERIES A
      SECURITIES")
           Distributions are payable monthly.

      7 MILLION SHARES OF SERIES B ADJUSTABLE RATE CUMULATIVE PREFERRED ("SERIES B SECURITIES")
           Distributions are payable monthly at a rate per annum, which is adjusted to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 1999 ranged from 5.0% to 5.6%.

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


11.   CAPITAL STOCK

      The Company has authorized shares of preferred stock as follows:

               Class B - $50 par value; 150,000 shares
               Class C - $100 par value; 250,000 shares
               Class D - without par value; 1,100,000 shares
               Class E - without par value; 16,550,000 shares

      There are no preferred shares issued or outstanding as of May 30, 1999.

      In connection with a two-for-one split of the Company's common stock, effective October 1, 1997, the Company issued 261.4 million shares (including 17.1 million shares and 12.2 million shares added to treasury stock and the Employee Equity Fund, respectively) in the form of a stock dividend. All references in the financial statements with regard to number of shares of common stock, related dividends and per share amounts have been restated to reflect this stock split.

12.   EMPLOYEE EQUITY FUND

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

                      52 ConAgra, Inc. 1999 Annual Report

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

      Following is a summary of shares held by the EEF:


                                                   1999                1998
                                             ----------          ----------
      Shares held (in millions)                    17.2                21.4

      Cost - per share                       $   14.552          $   14.552
      Cost - total                                250.1               311.1

      Fair market value - per share          $  26.0625          $    29.25
      Fair market value - total                   447.9               625.3


13.   STOCK OPTIONS AND RIGHTS

      Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost to the employee. During fiscal 1999, 1998 and 1997, 195,825 shares, 274,926 shares and 565,722 shares of restricted stock (including stock issued under incentive plans) were issued. The value of the restricted stock, equal to fair market value at the time of grant, is being amortized as compensation expense over the vesting period. This compensation expense was not significant for fiscal 1999, 1998 and 1997. Options become exercisable under various vesting schedules and generally expire ten years after the date of grant. Option shares and prices are adjusted for common stock splits and changes in capitalization.

      The changes in the outstanding stock options during the three years ended May 30, 1999 are summarized below:


                                             1999                         1998                            1997
                                     -----------------------------------------------------------------------------------
                                                  WEIGHTED                      WEIGHTED                        WEIGHTED
                                                  AVERAGE                       AVERAGE                         AVERAGE
                                                  EXERCISE                      EXERCISE                        EXERCISE
                                     SHARES        PRICE           SHARES         PRICE            SHARES        PRICE
                                     -----------------------------------------------------------------------------------
      Beginning of year               23.6         $20.91            23.1         $17.01            23.3         $14.66

      Granted                          4.8          28.15             5.2          33.57             5.7          24.03
      Exercised                       (3.3)         14.70            (3.4)         13.80            (4.3)         13.72
      Canceled                        (1.6)         26.76            (1.3)         20.52            (1.6)         16.43

      End of year                     23.5         $22.86            23.6         $20.91            23.1         $17.01

      Exercisable at end of  year     14.4         $19.58            13.8         $16.99            13.0         $14.40


      The following summarizes information about stock options outstanding as of May 30, 1999:


                                                    OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                          ---------------------------------------------------------------------
                                                         WEIGHTED       WEIGHTED                       WEIGHTED
                                                          AVERAGE       AVERAGE                         AVERAGE
                                                         REMAINING      EXERCISE                       EXERCISE
          RANGE OF EXERCISE PRICE         SHARES           LIFE          PRICE            SHARES         PRICE
        -------------------------------------------------------------------------------------------------------
        $   4.97     -    $   6.42          0.1             1.9        $   5.15             0.1        $   5.15
            7.63     -       11.33          1.3             0.9            9.66             1.3            9.66
           11.54     -       16.88          5.9             4.2           14.79             5.9           14.79
           19.50     -       29.00         11.8             7.8           24.55             5.4           23.07
           29.50     -       36.81          4.4             8.4           33.73             1.7           33.74

        $   4.97     -    $  36.81         23.5             6.6        $  22.86            14.4        $  19.58


      The Company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

      Pro forma information regarding net income and income per share is required by SFAS No. 123, assuming the Company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 4.29%, 6.03% and 6.40%; a dividend yield of 2.2%, 2.1% and 2.2%; expected volatility of 20.0%, 19.1% and 20.9%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 1999, 1998 and 1997 was $6.12, $8.53 and $6.54, respectively. Pro forma net income and income per share are as follows (because SFAS No. 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect will not be fully reflected until fiscal 2000):


                                                                   1999          1998        1997
                                                                  ------        ------      ------
      Pro forma net income                                        $344.3        $615.9      $631.2

      Pro forma basic income per share                               .73          1.32        1.35

      Basic income per share - as reported                           .76          1.35        1.36

      Pro forma diluted income per share                             .72          1.30        1.33

      Diluted income per share - as reported                         .75          1.32        1.34


      At May 30, 1999, approximately 10.5 million shares were reserved for granting additional options and restricted or bonus stock awards.

                       53 ConAgra, Inc. 1999 Annual Report

      Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the Company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the Company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the Company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the Company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997 as a result of the two-for-one stock split. At May 30, 1999, the Company has reserved 1 million Class E preferred shares for exercise of the Rights.

14.   PRETAX INCOME AND INCOME TAXES

      Income before taxes and cumulative effect of change in accounting consisted of the following:


                                            1999               1998               1997
                                        --------           --------           --------
      United States                     $  570.8           $  968.9           $  997.4
      Foreign                              111.5               72.1               46.6
                                        --------           --------           --------
                                        $  682.3           $1,041.0           $1,044.0
                                        --------           --------           --------
                                        --------           --------           --------

      The provision for income taxes includes the following:


                                            1999               1998               1997
                                        --------           --------           --------
      Current
        Federal                         $  280.7           $  287.0           $  271.8
        State                               52.1               56.6               59.0
        Foreign                             24.5               12.3                8.0
                                        --------           --------           --------
                                           357.3              355.9              338.8
                                        --------           --------           --------
      Deferred
        Federal                            (30.0)              38.8               60.6
        State                               (3.4)               4.5                6.7
        Foreign                                -                  -                  -
                                        --------           --------           --------
                                           (33.4)              43.3               67.3
                                        --------           --------           --------
                                        $  323.9           $  399.2           $  406.1
                                        --------           --------           --------
                                        --------           --------           --------


      Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the Consolidated Statements of Earnings as follows:

                                                                  1999               1998               1997
                                                             ----------         ----------         ----------
      Computed U.S. federal income taxes                      $  238.8           $  364.3           $  365.4
      State income taxes, net of U.S. federal tax benefit         31.6               39.7               42.9
      Nondeductible amortization of goodwill and other
        intangibles                                               21.5               20.1               21.7
      Export and jobs tax credits                                (12.2)              (7.5)              (6.3)
      Permanent differences due to
        non-recurring charges                                     57.3                  -                  -
      Other                                                      (13.1)             (17.4)             (17.6)
                                                             ----------         ---------          ----------
                                                              $  323.9           $  399.2           $  406.1
                                                             ==========         =========          ==========

      Income taxes paid were $344.5 million, $282.3 million and $318.3 million in fiscal 1999, 1998 and 1997, respectively. The Internal Revenue Service has closed examinations of the Company's tax returns through fiscal 1992. The IRS has proposed certain adjustments for later years, some of which are being contested by the Company. The Company believes that it has made adequate provisions for income taxes payable.

      The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                               1999                           1998
                                                     -------------------------------------------------------
                                                        ASSETS    LIABILITIES          ASSETS    LIABILITIES
                                                     -------------------------------------------------------
      Depreciation and amortization                   $     -          $361.2         $     -        $ 342.8
      Nonpension postretirement benefits                171.1               -           170.2              -
      Other noncurrent liabilities which will
         give rise to future tax deductions             194.2               -           216.0              -
      Accrued expenses                                   76.5               -            74.5              -
      Other                                              68.3           128.5            82.4          108.7
      Non-recurring charges                             150.6               -            59.5              -
                                                      -------         -------         -------        -------
                                                      $ 660.7         $ 489.7         $ 602.6        $ 451.5
                                                      =======         =======          ======        =======









                                            54 ConAgra, Inc. 1999 Annual Report

15.   COMMITMENTS

      The Company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments.

      A summary of rent expense charged to operations follows:

                                1999             1998             1997
                             ---------        ---------        ---------
      Cancelable             $   154.8        $   153.2        $   134.4
      Noncancelable              117.9            115.1            112.4
                             ---------        ---------        ---------
                             $   272.7        $   268.3        $   246.8
                             =========        =========        =========

      A summary of noncancelable operating lease commitments for fiscal years following May 30, 1999 is as follows:

                                          TYPE OF PROPERTY
                             ------------------------------------------
                               REAL AND OTHER           TRANSPORTATION
                                     PROPERTY                EQUIPMENT
                             ------------------------------------------
     2000                             $  76.5                   $ 31.6
     2001                                66.9                     23.1
     2002                                56.0                     11.4
     2003                                45.7                      4.3
     2004                                36.8                      2.1
     Later years                         59.0                      6.5
                                      -------                  -------
                                      $ 340.9                   $ 79.0
                                      =======                  =======


      The Company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 30, 1999 aggregating approximately $217.9 million.

16.   CONTINGENCIES

      In fiscal 1991, ConAgra acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of ConAgra reflect significant liabilities associated with the estimated resolution of these contingencies.

      Beatrice also is engaged in various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 44 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 41 of these sites. Substantial reserves for these matters have been established based on the Company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties, and its experience in remediating sites.

      ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operations or liquidity.

17.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses interest rate swaps to manage its interest rate risk, as outlined in Note 7. In addition, the Company's energy subsidiary uses derivative financial instruments in its trading activities in energy markets. At May 30, 1999 the Company's energy subsidiary was party to natural gas price swaps with a notional value of $265.9 million. The swap agreements are settled in cash based on the difference between a fixed and floating (index-based) price for the underlying commodity. All swaps expire within twelve months, while most have a duration of no more than six months. At May 31, 1998 the notional value of these financial instruments was $509.7 million. All contracts are marked-to-market, with gains and losses recorded in the income statement, consistent with all trading business activity within the Company. The market risk on the net position in energy derivative financial instruments was not material.

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

      Certain of the Company's operations use foreign exchange forwards to hedge fixed purchase and sales commitments denominated in a foreign currency. The fair value of these foreign exchange positions was not material as of May 30, 1999 and May 31, 1998.

18.   PENSION AND POSTRETIREMENT BENEFITS

      RETIREMENT PENSION PLANS

      The Company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service.






                       55 ConAgra, Inc. 1999 Annual Report

      Components of pension benefit costs and weighted average actuarial assumptions are:

                                                                       1999                 1998                 1997
                                                                  ---------            ---------            ---------
            PENSION BENEFIT COST
            Service cost                                          $    48.5            $    44.4            $    45.9
            Interest cost                                              97.7                 92.5                 87.0
            Expected return on plan assets                           (101.4)               (92.4)               (85.0)
            Amortization of prior service costs                         3.8                  4.4                  4.2
            Amortization of transition obligation                      (2.7)                (2.7)                (2.7)
            Recognized net actuarial loss                               1.9                  2.3                  9.7
            Curtailment (gain) loss and special benefits                  -                  (.1)                  .9
                                                                  ---------            ---------            ---------
            Pension benefit cost - Company plans                       47.8                 48.4                 60.0
            Pension benefit cost - Multi-employer plans                 9.1                  9.5                  8.8
                                                                  ---------            ---------            ---------
            Total pension benefit cost                            $    56.9            $    57.9            $    68.8
                                                                  =========            =========            =========
            ACTUARIAL ASSUMPTIONS
            Discount rate                                              7.25%                7.50%                7.00%
            Long-term rate of return on plan assets                    8.75                 9.25                 9.25
            Long-term rate of compensation increase                    5.50                 5.50                 5.50

            The change in projected benefit obligation, change in plan assets and funded status of the plans at February 28, 1999 and 1998 were:

                                                                       1999                 1998
                                                                  ---------             ---------
            CHANGE IN PROJECTED BENEFIT OBLIGATION
            Projected benefit obligation at beginning of year     $ 1,376.3            $ 1,261.2
            Service cost                                               48.5                 44.4
            Interest cost                                              97.7                 92.5
            Plan participants' contributions                            0.1                  0.1
            Amendments                                                  4.3                  7.2
            Actuarial loss                                            110.6                 40.9
            Other                                                       1.4                    -
            Benefits paid                                             (77.7)               (70.0)
                                                                 ----------             ---------
            Projected benefit obligation at end of year             1,561.2              1,376.3
                                                                 ----------             ---------



                                                                                   1999                 1998
                                                                              ---------             --------
      CHANGE IN PLAN ASSETS
      Fair value of plan assets at beginning of year                            1,504.6              1,254.7
      Actual return on plan assets                                                103.8                288.2
      Employer contributions                                                       13.9                 40.4
      Plan participants' contributions                                              0.1                  0.1
      Investment and administrative expenses                                      (10.7)                (8.8)
      Other                                                                         1.8                    -
      Benefits paid                                                               (77.7)               (70.0)
                                                                              ---------             --------
      Fair value of plan assets at end of year                                  1,535.8              1,504.6
                                                                              ---------             --------
      FUNDED STATUS                                                               (25.4)               128.3
      Unrecognized actuarial gain                                                (135.3)              (252.5)
      Unrecognized prior service cost                                              27.4                 26.9
      Unrecognized transition amount                                               (9.3)               (11.6)
                                                                              ---------             --------
      Accrued benefit cost                                                    $  (142.6)           $  (108.9)
                                                                              ---------             --------
                                                                              ---------             --------
      ACTUARIAL ASSUMPTIONS
      Discount rate                                                               6.75%                7.25%
      Long-term rate of compensation increase                                     5.50                 5.50


      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at May 30, 1999 and May 31, 1998 were:
                                                                                   1999                 1998
                                                                              ---------             --------

      Projected benefit obligation                                            $   229.6            $   190.3
      Accumulated benefit obligation                                              215.7                174.5
      Fair value of plan assets                                                   143.2                131.0


      Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 5.1 million shares of the Company's common stock at a fair market value of $152.7 million at February 28, 1999.

      The Company funds these plans in accordance with the minimum and maximum limits established by law.

      Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $29.7 million, $29.0 million and $28.6 million in fiscal 1999, 1998 and 1997, respectively.




                        56 ConAgra, Inc. 1999 Annual Report



      POSTRETIREMENT BENEFITS

      The Company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

      Components of postretirement benefit costs and weighted average actuarial assumptions are:

                                                           1999                1998               1997
                                                       ---------           --------          ---------
      POSTRETIREMENT BENEFIT COST
      Service cost                                     $    2.8            $    2.7          $    3.9
      Interest cost                                        24.7                25.1              29.1
      Expected return on plan assets                       (0.6)               (0.7)             (0.7)
      Amortization of prior service cost                   (0.1)               (0.1)             (0.1)
      Amortization of transition obligation                 0.1                 0.1               0.1
      Recognized net actuarial (gain) loss                 (3.0)               (3.7)                -
      Curtailment (gain) loss                                 -                 0.1              (1.0)
                                                       ---------           --------          ---------
                                                       $   23.9            $   23.5          $   31.3
                                                       ---------           --------          ---------
                                                       ---------           --------          ---------

      ACTUARIAL ASSUMPTIONS
      Discount rate                                        7.25%               7.50%             7.00%
      Long-term rate of return on plan assets             13.70               13.70             13.70

      The change in accumulated benefit obligation, change in plan assets and funded status of the plans at February 28, 1999 and 1998 were:
                                                                               1999              1998
                                                                           ---------         ---------
      CHANGE IN ACCUMULATED BENEFIT OBLIGATION
      Accumulated benefit obligation at beginning of year                  $  351.5          $  350.4
      Service cost                                                              2.8               2.7
      Interest cost                                                            24.7              25.1
      Plan participants' contributions                                          2.6               2.2
      Actuarial (gain) loss                                                    (5.5)              0.5
      Acquisition                                                               5.6                 -
      Benefits paid                                                           (31.0)            (29.3)
      Curtailments                                                                -              (0.1)
                                                                           ---------         ---------
      Accumulated benefit obligation at end of year                           350.7             351.5
                                                                           ---------         ---------
      CHANGE IN PLAN ASSETS
      Fair value of plan assets at beginning of year                            5.5               5.7
      Actual return on plan assets                                              0.7               0.7
      Employer contributions                                                   27.5              26.3
      Plan participants' contributions                                          2.6               2.2
      Benefits paid                                                           (31.0)            (29.4)
                                                                           ---------         ---------
      Fair value of plan assets at end of year                                  5.3               5.5
                                                                           ---------         ---------
      FUNDED STATUS                                                          (345.4)           (346.0)
      Unrecognized net gain                                                   (92.5)            (90.8)
      Unrecognized transition amount                                            0.7               0.8
      Unrecognized prior service cost                                          (1.4)             (1.5)
                                                                           ---------         ---------
      Accrued benefit cost                                                 $ (438.6)         $ (437.5)
                                                                           ---------         ---------
                                                                           ---------         ---------
      ACTUARIAL ASSUMPTIONS
      Discount rate                                                            6.75%             7.25%


      Benefit costs were generally estimated assuming retiree health care costs would initially increase at a 6.0% annual rate for all participants. The rates are assumed to decrease to a 5.5% annual growth rate in fiscal 2000 and remain at that level thereafter.

      A one percentage point change in assumed health care cost rates would have the following effect:

                                                                                     One Percent      One Percent
                                                                                      Increase          Decrease
                                                                                     -----------      -----------
      Total service and interest cost components                                       $   3.3         $   (2.9)
      Postretirement benefit obligation                                                   33.0            (28.0)

      The Company generally intends to fund claims as reported.

19.   BUSINESS SEGMENTS

      During the fourth quarter of fiscal 1999, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement establishes standards for the way public companies report information about operating segments that is consistent with that made available to the management of the Company in allocating resources and assessing performance.

      The Company has three segments, which are organized based upon similar economic characteristics and are similar in the nature of products and services offered, the nature of production processes, the type or class of customer and distribution methods. Packaged Foods includes companies that produce shelf-stable and frozen foods. This segment markets food products in retail and foodservice channels. Refrigerated Foods includes companies that produce and market branded processed meats, beef, pork, chicken and turkey. Agricultural Products includes companies involved in distribution of agricultural inputs and procurement, processing, trading and distribution of commodity food ingredients and agricultural commodities.

      Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, goodwill amortization, interest expense and income taxes have been excluded from segment operations. All assets other than cash and those assets related to the corporate office have been identified with the segments to which they relate. The Company operates principally in the United States.




                               57 ConAgra, Inc.  1999 Annual Report


                                                               1999                1998                1997
                                                          ---------           ---------           ---------
      Sales to unaffiliated customers
        Packaged Foods                                    $ 7,465.5           $ 7,192.2           $ 7,054.2
        Refrigerated Foods                                 11,549.3            11,416.2            11,769.4
        Agricultural Products                               5,579.5             5,611.1             5,621.6
                                                          ---------           ---------           ---------
        Total                                             $24,594.3           $24,219.5           $24,445.2
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------
      Intersegment sales
        Packaged Foods                                    $    36.4           $    34.1           $    26.4
        Refrigerated Foods                                    221.7               193.4                76.5
        Agricultural Products                                 288.0               220.0               255.5
                                                          ---------           ---------           ---------
                                                              546.1               447.5               358.4
        Intersegment elimination                             (546.1)             (447.5)             (358.4)
                                                          ---------           ---------           ---------
        Total                                             $       -           $       -           $       -
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------
      Net sales
        Packaged Foods                                    $ 7,501.9           $ 7,226.3           $ 7,080.6
        Refrigerated Foods                                 11,771.0            11,609.6            11,845.9
        Agricultural Products                               5,867.5             5,831.1             5,877.1
        Intersegment elimination                             (546.1)             (447.5)             (358.4)
                                                          ---------           ---------           ---------
        Total                                             $24,594.3           $24,219.5           $24,445.2
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------
      Operating profit  (Note a)
        Packaged Foods                                    $   951.4           $   978.1           $   884.4
        Refrigerated Foods                                      4.0               204.6               358.2
        Agricultural Products                                 311.6               390.2               328.2
                                                          ---------           ---------           ---------
        Total operating profit                              1,267.0             1,572.9             1,570.8

        Interest expense                                      316.6               300.7               279.2
        General corporate expenses                            198.7               163.4               178.6
        Goodwill amortization                                  69.4                67.8                69.0
                                                          ---------           ---------           ---------
        Income before tax and cumulative effect
            of change in accounting                       $   682.3           $ 1,041.0           $ 1,044.0
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------
      Identifiable assets
        Packaged Foods                                    $ 4,752.7           $ 4,327.5           $ 4,284.2
        Refrigerated Foods                                  3,411.0             3,830.3             3,675.4
        Agricultural Products                               3,582.8             3,249.1             3,042.0
        Corporate                                             399.6               401.6               450.2
                                                          ---------           ---------           ---------
        Total                                             $12,146.1           $11,808.5           $11,451.8
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------
      Additions to property, plant and
       equipment - including businesses acquired
        Packaged Foods                                    $   376.9           $   263.2           $   267.0
        Refrigerated Foods                                    224.5               206.9               296.0
        Agricultural Products                                 136.1               124.1               173.5
        Corporate                                              25.7                 8.6                 5.6
                                                          ---------           ---------           ---------
        Total                                             $   763.2           $   602.8           $   742.1
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------



                                                               1999                1998                1997
                                                          ---------           ---------           ---------
      Depreciation and amortization
        Packaged Foods                                    $   243.9           $   221.6           $   212.1
        Refrigerated Foods                                    190.9               175.9               156.8
        Agricultural Products                                  63.2                56.8                55.8
        Corporate                                               1.8                 2.5                 1.5
                                                          ---------           ---------           ---------
        Total                                             $   499.8           $   456.8           $   426.2
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------

       Note a: Fiscal 1999 includes before-tax non-recurring charges of $440.8 million (Note 3). The charges were included in operating profit as follows: $40.7 million in Packaged Foods; $356.9 million in Refrigerated Foods; and $43.2 million in Agricultural Products.


                       58 ConAgra, Inc. 1999 Annual Report

20.   QUARTERLY RESULTS (UNAUDITED)

                                                           INCOME (LOSS)
                                                 NET         PER SHARE          STOCK MARKET PRICE   DIVIDENDS
                         NET         GROSS    INCOME     ------------------    --------------------   DECLARED
                       SALES        PROFIT     (LOSS)    BASIC      DILUTED      HIGH        LOW     PER SHARE
                 ----------------------------------------------------------------------------------------------
      1999
      ----
      First      $   6,483.4   $     917.5  $  109.3    $   .23     $   .23     $  33.25  $  22.56  $  .15625

      Second         6,404.4       1,105.9     219.0        .47         .46        32.44     24.63     .17850

      Third          5,693.3       1,007.1     171.4        .36         .36        34.38     29.25     .17850

      Fourth         6,013.2       1,007.6    (141.3)*     (.30)*      (.30)*      31.25     23.13     .17850
                 -----------   -----------  --------    -------     -------                         ---------
      Year       $  24,594.3   $   4,038.1  $  358.4*   $   .76*    $   .75*    $  34.38  $  22.56  $  .69175
                 -----------   -----------  --------    -------     -------                         ---------
                 -----------   -----------  --------    -------     -------                         ---------

      1998
      ----
      First      $   6,262.8   $     883.4  $  118.3    $   .25     $   .25     $  35.81  $  29.63  $  .13625

      Second         6,548.1       1,037.2     217.2        .47         .46        37.25     28.69     .15625

      Third          5,468.0         875.5     133.7**      .29**       .28**      38.75     27.00     .15625

      Fourth         5,940.6       1,014.4     172.6        .37         .36        32.94     27.88     .15625
                 -----------   -----------  --------    -------     -------                         ---------
      Year       $  24,219.5   $   3,810.5  $  641.8**  $  1.38**   $  1.35**   $  38.75  $  27.00  $  .60500
                 -----------   -----------  --------    -------     -------                         ---------
                 -----------   -----------  --------    -------     -------                         ---------

      * Includes non-recurring charges of $337.9, or $.72 and $.71 for basic and diluted income per share, respectively (See Note 3).

      ** Amounts presented exclude one-time cumulative effect of change in accounting for business process re-engineering costs associated with computer systems development of $14.8 million after-tax or $.03 per share for both basic and diluted income per share.




                    59 ConAgra, Inc. 1999 Annual Report

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra, Inc.

We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 30, 1999 and May 31, 1998, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 30, 1999 and May 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 30, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 9, 1999
Omaha, Nebraska

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

- from CONAGRA'S PHILOSOPHY, page 6
(originally published in 1976)

PRINCIPAL OFFICERS

The principal officers of the company include, among others, those listed on pages 62 and 63 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records which permit the preparation of financial statement that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

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



                     60 ConAgra, Inc. 1999 Annual Report