Form 10-K, Exhibit 13
period 2000-05-28
CONAGRA INC /DE/
filed 2000-08-25
CIK 23217

MANAGEMENT'S DISCUSSION & ANALYSIS

Our discussion and analysis is intended to give our stockholders a summary of the major topics relevant to our financial performance and condition. This discussion should be read in conjunction with our financial statements and related notes. Years cited in this discussion refer to ConAgra's May-ending fiscal years.

In 1999, ConAgra announced Operation Overdrive, a series of initiatives designed to accelerate growth in sales and profit by aligning ConAgra's resources by customer channel, increasing investment in brands and market position and removing excess costs and capital. The implementation of Operation Overdrive contributed to the performance of all ConAgra's business segments in 2000, most notably through cost savings and efficiency gains. A portion of the cost savings associated with Operation Overdrive has been reinvested, as planned, in ConAgra's marketing programs in an effort to build for the future. ConAgra expects this trend of increased marketing investment to continue in the foreseeable future.

2000 vs. 1999
                           BUSINESS SEGMENT HIGHLIGHTS

---------------------  -------------------  ---------------------  ---------------------
                                              FY 2000 Operating
                                              Profit Excluding
                                                Restructuring             FY 2000
 DOLLARS IN MILLIONS       FY 2000 Sales           Charges            Operating Profit
=====================  ===================  =====================  =====================
                                  % Change             % Change                 % Change
     Segment                       From FY              From FY                  From FY
                           $        1999        $        1999          $          1999
---------------------  -------------------  ---------------------  ---------------------
Packaged Foods         $ 7,713.5     4%     $ 1,087.9     11%      $  778.4        (17%)
---------------------  -------------------  ---------------------  ---------------------
Refrigerated Foods      12,522.2     8%         490.7     33%         322.7      3,333%
---------------------  -------------------  ---------------------  ---------------------
TOTAL FOOD BUSINESS     20,235.7     6%       1,578.6     17%       1,101.1         16%
---------------------  -------------------  ---------------------  ---------------------
Agricultural Products    5,150.1    (8%)        331.1     (8%)        187.2        (41%)
---------------------  -------------------  ---------------------  ---------------------
CONAGRA TOTAL          $25,385.8     3%     $ 1,909.7     12%      $1,288.3          2%
=====================  ===================  =====================  =====================


Packaged Foods sales grew 4% for the fiscal year to reach $7,714 million, largely the result of gains in ConAgra's french fry and specialty meat operations, both of which focus on the foodservice channel. Sales growth was also driven by gains for ConAgra's shelf-stable grocery snack products, including Slim Jim, Orville Redenbacher's, Act II, and Hunt's Snack Pack, as well as some of ConAgra's most significant frozen foods brands, specifically Banquet and Marie Callender's. Segment sales growth was slowed by declines for Wesson Oil, Healthy Choice, and ConAgra's commodity cheese operations. ConAgra has recently introduced several new Healthy Choice items to address the sales declines. Sales declines for commodity cheese were expected as ConAgra divested commodity cheese assets during the fiscal year. ConAgra expects to continue increasing its marketing investment for the Packaged Foods segment for the foreseeable future in an effort to grow sales in the segment's most promising categories.

Refrigerated Foods sales grew 8% for the year to reach $12,522 million, reflecting gains for the beef, pork, poultry, and processed meat operations. Strong consumer demand fueled the segment's sales growth, as did ConAgra's increased emphasis on value-added products and increased marketing investment. The best-performing brands for 2000 in ConAgra's processed meat operations included Butterball, Cook's, Eckrich, and Hebrew National.

Agricultural Products sales declined 8% to $5,150 million for the year, mostly due to the impact of lower grain volumes and prices on ConAgra's Trade Group. Sales for United Agri Products, the segment's largest sales contributor, were essentially flat for the year.

ConAgra's cost of goods sold for 2000 includes $223 million of restructuring-related charges resulting in a consolidated gross profit of $4,180 million in 2000. Cost of goods sold in 1999 did not include any restructuring-related charges. Excluding restructuring-related charges, overall gross profit (sales less cost of goods sold) grew 9% to $4,403 million and gross margin (gross profit as a percent of sales) improved to 17%, as compared to 16% in 1999, primarily due to increased food volumes, a better product mix, more efficient processes, and favorable industry conditions for the beef operations. Although all of ConAgra's business segments reported an increase in gross margin, ConAgra's fresh beef and pork operations experienced the most dramatic increases. Due to declines in sales, gross profit for the Agricultural Products segment declined modestly compared to last year, although gross margin for the segment improved due to more efficient operations. ConAgra's gross margin has steadily grown over the last few years, reflecting an improving business mix and efficiency gains.

Selling, general and administrative (SG&A) expenses for 2000 include $76 million of restructuring-related charges resulting in consolidated SG&A expenses of $2,888 million. SG&A of $2,598 million in 1999 did not include any restructuring-related charges. Excluding restructuring-related charges, SG&A expenses increased 8% to $2,812 million, primarily as a result of increased investment in Operation Overdrive related personnel, services, and marketing support. Advertising and promotion expense increased at a double-digit rate, reflecting ConAgra's commitment to building for the future. SG&A expenses were 11% of sales during 2000, unchanged compared to 1999.


                       32 ConAgra, Inc. 2000 Annual Report

Packaged Foods operating profit (earnings before interest, goodwill amortization, general corporate expense, and income taxes) for 2000 decreased 17% to $778 million due to increased restructuring and restructuring-related charges. Excluding restructuring and restructuring-related charges, operating profit grew 11% to $1,088 million as ConAgra's french fry and specialty meat businesses, which are focused on the foodservice channel, posted improvement in profitability. Gains were also made in the frozen foods and grocery products businesses; profit growth in frozen foods was primarily driven by growth for Banquet and Marie Callender's, while growth for the grocery products division was mostly the result of gains for Hunt's pudding products as well as other snack items, including Slim Jim and Act II. Volume and profit declines for Healthy Choice, certain non-core nonperishable products, and ConAgra's commodity cheese operations slowed the rate of overall segment operating profit growth. In addition to sales gains and product mix improvement, cost savings and efficiency gains favorably impacted operating profit growth.

Operating profit for Refrigerated Foods grew to $323 million in 2000 due to significantly lower restructuring and restructuring-related charges. Excluding restructuring and restructuring-related charges, operating profit grew 33% to $491 million as results for beef and pork showed significant improvement over the prior year. Strong consumer demand for fresh red meat as well as operating improvements drove the profitability gains for beef and pork. Processed meat profitability improved over last year due to increased volumes and operating efficiencies. Butterball, Cook's, Eckrich, and Hebrew National were the strongest performing processed meat brands. Profitability for poultry declined compared to last year, mostly as a result of unfavorable industry conditions due to oversupply of poultry inventories.

Agricultural Products operating profit for 2000 declined 41% to $187 million due primarily to increased restructuring and restructuring-related charges. Excluding restructuring and restructuring-related charges, operating profit declined 8% to $331 million, as lower grain volumes and prices negatively influenced the results for the ConAgra Trade Group. Profits for United Agri Products and ConAgra's grain processing business increased for the year, primarily due to operating improvements.

ConAgra's total operating profit for 2000 grew 2% to $1,288 million. Excluding restructuring and restructuring-related charges, operating profit grew 12% to $1,910 million.

As part of Operation Overdrive, ConAgra implemented restructuring initiatives that resulted in pre-tax total charges of $621 million and $441 million during 2000 and 1999, respectively. These restructuring initiatives are part of ConAgra's efforts to improve margins by streamlining operations and becoming more efficient. When originally announced in May of 1999, the restructuring plan was expected to span three fiscal years and result in total charges of up to $1,300 million. However, during 2000, ConAgra moved rapidly to capture operational efficiencies and cost savings by accelerating the implementation of the restructuring plan. Accordingly, ConAgra incurred the final charges associated with its restructuring plan during 2000, thus completing its restructuring plan in only two fiscal years with restructuring plan charges (2000 and 1999) totaling less than $1,100 million. On both a pre-tax and after tax-basis, less than 20% of these charges result in cash outlays.

Total pre-tax cost savings associated with the restructuring plan are currently projected to approximate $180 million in each of the next two fiscal years, while 2000 cost savings approximated $100 million. These actual and planned cost savings are primarily a result of reducing duplicative efforts, lowering employee-related expenses and, to a lesser degree, reducing future depreciation and amortization costs. Accordingly, these cost savings positively impact ConAgra's "cost of goods sold" and "selling, general and administrative" line items within its consolidated statements of earnings.

The following is a breakdown of the restructuring and restructuring-related charges by segment and category for 2000.

---------------------------------------------------------------------------
                          Packaged  Refrigerated   Agricultural
DOLLARS IN MILLIONS         Foods      Foods         Products        Total
===========================================================================
Restructuring/Impairment
charges                    $ 109.9    $ 131.3      $   81.0         $ 322.2

Accelerated Depreciation     128.2       10.9             -           139.1

Inventory Markdowns           46.2       11.2          57.1           114.5

Other                         25.2       14.6           5.8            45.6
---------------------------------------------------------------------------
Total                      $ 309.5    $ 168.0      $  143.9         $ 621.4
===========================================================================


Of the $621 million of pre-tax charges incurred in 2000, $223 million is included in cost of goods sold, $76 million is included in SG&A expense, and the remaining $322 million is reflected as restructuring and impairment charges on ConAgra's consolidated statements of earnings.

In 2000, the pre-tax charges of $621 million reduced net income by $385 million, or $.81 per diluted share. Essentially all of the restructuring and restructuring-related charges in 2000 resulted in a


                       33 ConAgra, Inc. 2000 Annual Report
tax benefit. Of the pre-tax charges incurred in 2000, $154 million represents a cash expense. Reflecting the tax deductibility of these cash expenses, the after-tax cash expense related to the 2000 charges totals $95 million.

Of the $441 million of pre-tax charges incurred in 1999, $39 million related to the Packaged Foods segment, $359 million related to the Refrigerated Foods segment, and $43 million related to the Agricultural Products segment. The $441 million charge is classified as restructuring and impairment charges in ConAgra's consolidated statements of earnings.

In 1999, the pre-tax charges of $441 million reduced net income by $338 million, or $.71 per diluted share. Of the $441 million charge, $277 million resulted in a tax benefit. Of the charges incurred in 1999, $52 million represented a cash expense. Reflecting the tax deductibility of this cash expense, the after-tax cash expense of the restructuring charges totaled $32 million.

For the restructuring initiative as a whole (amounts reported in 2000 and 1999), the total charges of $1,062 million reduced after-tax earnings for 1999 and 2000, combined, by $723 million. Of the $1,062 million of pre-tax charges, $206 million represents a cash expense, while the after-tax cash expense related to the restructuring initiative totals $127 million.

Of the total $1,062 million of charges incurred during 2000 and 1999, $223 million is included in cost of goods sold, $76 million is included in SG&A expense, and the remaining $763 million is reflected as restructuring and impairment charges on the consolidated statements of earnings for these years.

As part of the restructuring initiative associated with Operation Overdrive, approximately 8,450 employees received notification of their termination. Of this amount, approximately 5,250 have been terminated. In addition, 31 production facilities were closed, 106 non-production facilities were closed, and 18 non-core businesses were divested. For more detail on the restructuring and restructuring-related charges related to Operation Overdrive, refer to Note 3 to the consolidated financial statements.

For 2000, interest expense was $303 million, a decline of $13 million, or 4%, over the prior year, primarily due to better management of accounts receivable, inventory, and capital expenditures. During the fourth quarter of 2000, interest expense grew compared to the fourth quarter of 1999 due to higher interest rates, as well as a debt-financed acquisition that was completed in January of 2000.

Income before taxes declined 2% to $666 million in 2000 as a result of increased restructuring and restructuring-related charges. Excluding restructuring and restructuring-related charges, income before taxes grew 15% to $1,288 million. The effective tax rate for 2000 was 38% both before and after the impact of restructuring and restructuring-related charges. Net income in 2000 reached $413 million, or $.86 per diluted share, a 15% increase as compared to 1999. Excluding restructuring charges, net income was $798 million, or $1.67 per share, representing 14% growth in diluted earnings per share over 1999.

During the year, ConAgra's largest acquisition was Seaboard Farms, the poultry division of Seaboard Corporation. The company paid approximately $360 million in cash for this acquisition. During 2000, ConAgra made other smaller acquisitions and paid for these acquisitions in cash and ConAgra common stock. The effect of these acquisitions on ConAgra's operating results for 2000 was not significant.

In June 2000, ConAgra signed a definitive agreement to acquire International Home Foods. International Home Foods' reported net sales for the most recent twelve months were approximately $2.1 billion. ConAgra expects the results of operations from International Home Foods to be reported in its Packaged Foods segment for 2001.

1999 VS. 1998 - 1999 had 52 weeks versus 53 weeks in 1998. The effect on earnings was not material.

                           BUSINESS SEGMENT HIGHLIGHTS

------------------------   ----------------   --------------------   ---------------------
                                               FY 1999 Operating
                                                Profit Excluding
                                                 Restructuring              FY 1999
Dollars in millions          FY 1999 Sales          Charges            Operating Profit
========================   ================   ====================   =====================
                                  % Change              % Change                 % Change
        Segment                    From FY               From FY                  From FY
                            $        1998      $          1998         $           1998
------------------------   ----------------   --------------------   ---------------------
Packaged Foods             $ 7,426.6  3%      $  980.3      -        $  941.3      (4%)
Refrigerated Foods          11,591.4  2%         368.0    80%             9.4     (95%)
------------------------   ----------------   --------------------   ---------------------
TOTAL FOOD BUSINESS         19,018.0  2%       1,348.3    14%           950.7     (20%)
------------------------   ----------------   --------------------   ---------------------
Agricultural Products        5,576.3 (1%)        358.0    (8%)          314.8     (19%)
------------------------   ----------------   --------------------   ---------------------
CONAGRA TOTAL              $24,594.3  2%      $1,706.3     8%        $1,265.5     (20%)
========================   ================   ====================   =====================


Packaged Foods sales grew 3% to $7,427 million, mostly due to the tablespreads and Egg Beaters acquisition. Gains in cheese, frozen foods, value-added foodservice chicken, and pizza products also contributed to the segment's sales growth. Shelf-stable products experienced a downturn in sales, mainly as a result of lower volumes due to the intense competitive environment.


                       34 ConAgra, Inc. 2000 Annual Report

Sales rose 2% in Refrigerated Foods to $11,591 million as domestic beef, pork, and poultry experienced volume gains and as the meat trading business expanded. The Australian beef business and branded processed meats contributed significantly to the sales improvement. Continued low commodity prices in protein markets slowed the rate of segment sales growth.

Sales for the Agricultural Products segment declined 1% to $5,576 million, mostly due to low commodity prices and reduced volume in the grain merchandising and trading businesses. Crop inputs, however, posted solid sales growth. Excluding the impact of dispositions, Agricultural Products' sales were up slightly in 1999 compared to 1998. For ConAgra in total, lower commodity selling prices reduced 1999 sales by $275 million (1%). This was more than offset by the impact of acquisitions, net of dispositions.

In 1999, gross profit (net sales minus cost of goods sold) increased 6% to $4,038 million, while gross margin (gross profit as a percent of sales) for 1999 and 1998 was 16%. Gross profit and margin gains in Refrigerated Foods were the major factors in the improvement. Gross profit from Packaged Foods rose, largely due to the tablespreads and Egg Beaters acquisition, while the segment's gross margin was relatively unchanged from 1998. Excluding the impact of dispositions, Agricultural Products experienced gross profit and gross margin gains over 1998.

SG&A expenses increased $130 million, or 5%, in 1999, while SG&A as a percent of sales was 11% in 1999 and 10% in 1998. Increases occurred in all segments, as well as in the general corporate component. Business expansion, mainly in crop inputs, and the tablespreads and Egg Beaters acquisition accounted for most of the increase. Corporate expenses were impacted by Y2K spending, increased staffing for new systems initiatives, and higher expenses associated with Operation Overdrive initiatives.

Packaged Foods 1999 operating profit (earnings before interest, goodwill amortization, general corporate expense and income taxes) decreased 4% to $941 million. Excluding restructuring charges, operating profit for Packaged Foods was $980 million, essentially unchanged from the prior year. Meat snacks, microwave popcorn, potato products, value-added foodservice chicken, and pizza products all improved operating profits in 1999, while frozen foods, shelf-stable products, cheese and seafood operating profits declined. The tablespreads and Egg Beaters acquisition was a key contributor of operating profit to the segment.

Operating profit for the Refrigerated Foods segment decreased 95% to $9 million for 1999 due to restructuring charges. Excluding restructuring charges, operating profit for Refrigerated Foods was $368 million, an improvement of 80% over 1998. Operating profit increased in all of the major businesses: branded processed meats, beef, pork, and poultry. Volume growth and stabilization of commodity prices drove the improvement.

Agricultural Products 1999 operating profit decreased 19% to $315 million primarily due to restructuring charges. Excluding restructuring charges, operating profit for Agricultural Products declined 8% to $358 million. Increased profitability for specialty food ingredients, crop inputs, and international agricultural operations was more than offset by operating profit decreases in grain merchandising and trading operations. Low commodity prices and low volume caused most of the decrease.

ConAgra's total operating profit for 1999 was $1,266 million as compared to $1,573 million in 1998. Excluding restructuring charges, ConAgra's total operating profit for 1999 was $1,706 million, up 8% over the prior year.

In 1999, net interest expense increased 5% to $317 million. Higher borrowings were somewhat offset by lower short-term interest rates and the impact of one-week's reduction in interest due to the 52- versus 53-week year. Income before taxes in 1999 was $682 million, a decrease of 34% from 1998. Excluding restructuring charges, pre-tax income was $1,123 million, up 8%. The effective tax rate for 1999 was 47.5% as compared to 38.3% for 1998. The increase was a result of the non-deductibility of certain intangible asset write-downs incurred in conjunction with ConAgra's restructuring plan. Excluding the impact of the restructuring charges in 1999, ConAgra's effective tax rate was 38%, essentially unchanged from 1998.

Net income in 1999 was $358 million, a decrease of 43% as compared to 1998. Fiscal 1998 did not reflect any restructuring charges. Excluding restructuring charges, 1999 net income was $696 million, up 11% as compared to 1998. Net income for 1998 included a $15 million charge for the cumulative effect of a change in accounting principle.

Diluted earnings per share in 1999 were $.75, down 43% as compared to 1998. Fiscal 1998 includes a charge of $.03 per diluted share for the cumulative effect of a change in accounting principle. Excluding restructuring charges, 1999 diluted earnings per share were $1.46, up 11% over 1998.

FINANCIAL CONDITION AND CASH FLOW

CAPITAL RESOURCES - ConAgra's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt, and other noncurrent liabilities.


                       35 ConAgra, Inc. 2000 Annual Report

CAPITAL INVESTMENT

----------------------------------------------------------
DOLLARS IN MILLIONS           2000        1999    % Change
----------------------------------------------------------
Working capital           $    477.3  $   269.7      77%
---------------------------------------------------------
Property, plant &
  equipment, net             3,584.0    3,614.2      (1%)
Intangible assets, net       2,366.0    2,408.7      (2%)
Other noncurrent assets        379.3      467.1     (19%)
---------------------------------------------------------
Total noncurrent assets      6,329.3    6,490.0      (2%)
---------------------------------------------------------
Capital investment        $  6,806.6  $ 6,759.7       1%
---------------------------------------------------------


During 2000, capital investment increased $47 million, or 1%. The $208 million increase in working capital was partially offset by a $161 million decrease in noncurrent assets. Investments in property, plant and equipment, including acquisitions, totaled $829 million. The investments were offset by $593 million of depreciation expense (including $139 million of accelerated depreciation), $168 million in asset write-downs in connection with the 2000 restructuring charges, and net asset retirements of $98 million.

Intangible assets are mainly goodwill related to acquisitions, principally associated with ConAgra's acquisition of Beatrice Company in 1991. This goodwill represents valuable assets such as respected brands with significant marketplace acceptance. In 2000, increases in intangible assets were more than offset by amortization and write-downs of impaired assets. Goodwill amortization was $63 million in 2000 and $69 million in 1999.

ConAgra financed its capital investment as shown in the following table:

CAPITALIZATION

---------------------------------------------------------
DOLLARS IN MILLIONS          2000       1999     % Change
=========================================================
Senior long-term debt      $ 1,816.8  $ 1,793.1       1%

Other noncurrent
  liabilities                  750.7      782.8      (4%)

Subordinated
  long-term debt               750.0      750.0        -

Subsidiary's preferred
  securities                   525.0      525.0        -

Common stockholders'
  equity                     2,964.1    2,908.8       2%
---------------------------------------------------------
Total capitalization       $ 6,806.6  $ 6,759.7       1%
---------------------------------------------------------


In 2000, senior long-term debt, excluding the current portion of long-term debt, increased $24 million. There were no significant issuances or retirements of debt.

Other noncurrent liabilities consist of estimated postretirement health care and pension benefits, and to a lesser extent, deferred income taxes and reserves for estimated legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra. It will require a number of years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra believes reserves are adequate.

ConAgra's long-standing policy is to purchase on the open market shares of ConAgra's common stock to replace shares issued for employee incentive and benefit programs and smaller acquisitions accounted for as purchases if such issuances will dilute earnings per share. In 2000, ConAgra made no purchases of ConAgra's common stock on the open market. Common stockholders' equity increased $55 million in 2000 mainly because net income and the value of shares issued exceeded cash dividends declared and the foreign currency translation adjustment.

CASH FLOW - Cash provided by operating activities was $691 million in 2000, compared to $1,180 million in 1999. The decrease in 2000 versus 1999 was primarily the result of lower advances on sales in Agricultural Products and Refrigerated Foods, offset in part by a lower level of receivables increases, mainly in Agricultural Products. The restructuring and restructuring-related charges did not have a significant impact on cash flow in 2000. Depreciation and other amortization increased $43 million in 2000 as compared to 1999.

Cash provided by operating activities was $1,180 million in 1999, compared to $623 million in 1998. The increase in 1999 versus 1998 was primarily the result of higher advances on sales in Agricultural Products and Refrigerated Foods and a lower level of inventory increases, mainly in Refrigerated Foods. The restructuring charges had minimal impact on cash flow in 1999, since the majority of the charges related to write-downs of assets. Depreciation and other amortization increased $41 million in 1999 as compared to 1998.

Cash used for investing activities was $811 million in 2000. ConAgra invested $539 million in property, plant and equipment and its investment in businesses acquired, net of disposals, totaled $236 million in 2000. This was mainly due to the $360 million acquisition of the assets of Seaboard Farms.

Cash used for investing activities was $1,010 million in 1999. ConAgra invested $662 million in property, plant and equipment and its investment in businesses acquired, net of disposals, totaled $373 million in 1999. This was mainly due to the $400 million acquisition of the tablespreads and Egg Beaters business.


                       36 ConAgra, Inc. 2000 Annual Report

In 1998, cash used for investing activities was $395 million. ConAgra invested $584 million in property, plant and equipment, down from the prior year. Proceeds from businesses sold in 1998 exceeded cash acquisition expenditures by $192 million as ConAgra issued common stock for certain acquisitions.

In 2001, ConAgra expects to invest $525 million to $550 million in additions to property, plant and equipment of present businesses. Capital projects in 2000 and planned for 2001 are broadly based investments in modernization, efficiency and capacity expansion. In addition, capital (excluding assumption of debt and issuance of common stock) required in connection with the International Home Foods' acquisition is estimated at $900 million for 2001.

Cash provided by financing activities in 2000 was $215 million. ConAgra increased short-term borrowings $403 million and accounts receivable sold by $165 million. Long-term debt repayments totaled $33 million in 2000. Cash dividends paid totaled $375 million, up 20%. The dividend rate was up 14% in 2000 over the prior year and the remaining increase was caused by a larger number of shares outstanding, mainly issued for acquisitions. No stock was repurchased in 2000.

Cash used for financing activities in 1999 was $215 million. ConAgra issued $595 million of senior notes, with $396 million issued at 7% and $199 million issued at 5.5%. Long-term debt repayments totaled $70 million in 1999, and ConAgra reduced the amount of short-term borrowings backed by long-term credit agreements, and classified as long-term, by $532 million. Accounts receivable sold increased by $126 million during 1999. Cash dividends paid totaled $312 million, up 19%. The dividend rate was up 14% in 1999 over the prior year and the remaining increase was caused by a larger number of shares outstanding, mainly issued for acquisitions. The cost of stock repurchased in 1999 totaled $31 million. Short-term debt decreased slightly during 1999.

In 1998, cash used for financing activities was $226 million. ConAgra repaid $368 million of senior long-term debt and reduced the amount of short-term borrowings backed by long-term credit agreements, and classified as long-term, by $123 million. ConAgra issued $312 million of senior long-term notes, with $300 million issued at 6.7%. The cost of stock repurchased by ConAgra was $153 million in 1998. Cash dividends paid totaled $263 million, up 14%. Short-term borrowings, used primarily to fund working capital needs, increased $318 million in 1998.

FINANCING OBJECTIVES - ConAgra's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue ConAgra's growth objectives. This is defined as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.

ConAgra's long-term debt objective is that senior long-term debt will not normally exceed 30% of total long-term debt plus equity. Long-term subordinated debt is treated as equity due to its preferred stock characteristics. ConAgra's policy has been that it would temporarily exceed this self-imposed limit for a major strategic acquisition that is intended to create value for shareholders over the long term. In management's view, the fiscal 2001 acquisition of International Home Foods, represents such an opportunity.

ConAgra's short-term debt objective is that, at the end of their natural fiscal year, most ConAgra businesses will eliminate short-term debt used to finance assets other than hedged commodity inventories.

ConAgra met its long-term debt objective every year from 1976 through 2000, except 1991 and 1992 when it temporarily exceeded its self-imposed long-term debt limitation to acquire Beatrice. ConAgra has met its short-term debt objective for the past 25 years.

ConAgra has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 2000, ConAgra's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's), and BBB+ (Standard & Poor's), all investment grade ratings.

Short-term credit is provided by the sale of commercial paper and bank financing. Commercial paper borrowings are backed by multiyear bank credit facilities. During 2000, short-term borrowing continued at interest rates below the prime rate. Short-term debt averaged $2.74 billion in 2000 compared to $3.05 billion in 1999, excluding short-term borrowings classified as long-term. Lower working capital requirements for most of the year caused the decrease in short-term debt. ConAgra uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 2000, cancelable lease expense was $189 million versus $155 million in 1999, and noncancelable lease expense was $97 million versus $118 million in 1999.

To maintain a conservative financial position, ConAgra focuses on cash flow as well as its balance sheet. ConAgra's plans incorporate cash flow sufficient to meet financing obligations, maintain capital investment, and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing ConAgra's leverage.


                       37 ConAgra, Inc. 2000 Annual Report

ASSET LIQUIDITY - Many of ConAgra's businesses are current asset intensive. Inventory and accounts receivable were 1.5 times property, plant and equipment at the end of 2000 and 1999. The seasonal nature and liquidity of ConAgra's current asset investments explain ConAgra's significant use of short-term debt and emphasis on repaying short-term debt at year end. From time to time, ConAgra also obtains product financing for certain commodity inventories, classified as advances on sales in the Consolidated Balance Sheets.

As in prior years, ConAgra's reported net sales understate the degree to which current assets turn over during the year. For 2000, total sales invoiced to customers were approximately $33.1 billion versus $25.4 billion reported net sales. This is because commodity trading transactions reflect margin accounting whereby only gross profit is reported in sales.

ConAgra's current ratio (current assets divided by current liabilities) was 1.09 to 1 at the end of 2000 and 1.05 to 1 at the end of 1999. ConAgra's consolidated current ratio is a composite of various current ratios appropriate for its individual businesses. ConAgra focuses more on appropriate use of short-term debt and trade credit financing than on the absolute level of its current ratio. Some ConAgra businesses are able to generate substantial trade credit that does not result in financing costs.

MARKET RISK - The principal market risks affecting ConAgra are exposure to changes in commodity or energy prices and interest rates on debt. While ConAgra does have international operations, and operates in international markets, it considers its market risk in such activities to be immaterial.

COMMODITIES - ConAgra operates in many areas of the food industry, from basic agricultural inputs to production and sale of branded consumer products. As a result, ConAgra uses various raw materials, many of which are commodities. Raw materials are generally available from several different sources, and ConAgra presently believes that it can obtain them as needed.

Commodities are subject to price fluctuations that may create price risk. Generally, it is ConAgra's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit ConAgra's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.

ConAgra has established policies that limit the amount of unhedged inventory positions permissible for ConAgra's operating companies. ConAgra's operating companies are generally limited to a dollar risk exposure stated in relation to equity capital.

ConAgra typically purchases certain commodities such as wheat, corn, oats, soybeans, soybean meal, soybean oil, cattle, and hogs for use in its processing businesses. In addition, ConAgra purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil, and oats in its trading businesses. The commodity price risk associated with these activities can be hedged by selling (or buying) the underlying commodity, or by using an appropriate derivative commodity instrument. The particular hedging instrument used by ConAgra depends on a number of factors, including availability of appropriate derivative instruments. ConAgra utilizes exchange-traded futures and options as well as non-exchange-traded derivatives, in which case ConAgra monitors the amount of associated credit risk.

The following table presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices and was based on ConAgra's net derivative position by commodity at each month end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The underlying commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Fair Value

----------------------------------------------------------
DOLLARS IN MILLIONS                       2000      1999
==========================================================
Processing Businesses
   Grains/Food
     High                               $  38.0   $  24.4
     Low                                   24.3      12.8
     Average                               30.2      17.1
   Meats
     High                                  49.5      48.8
     Low                                   22.8      13.4
     Average                               34.5      32.3
Trading Businesses
   Grains
     High                                  18.6      21.9
     Low                                   11.1      12.6
     Average                               15.7      16.4
   Meats
     High                                   7.6       5.9
     Low                                    1.2         -
     Average                                3.1       1.4
----------------------------------------------------------


                       38 ConAgra, Inc. 2000 Annual Report

ENERGY - ConAgra's operating companies incur substantial energy costs in their manufacturing facilities and incur higher operating expenses as a result of increases in energy costs. ConAgra hedges its operations against adverse price movements in energy costs, primarily natural gas and electricity. In addition, ConAgra's energy subsidiary may trade derivative commodity and financial instruments when markets are favorable for such activity. Trading is limited in terms of maximum dollar exposure and monitored to ensure compliance with these limits. Exchange-traded derivative commodity instruments and non-exchange-traded swaps and options are used. ConAgra monitors the amount of associated counter-party credit risk for non-exchange-traded transactions.

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

Effect of 10% Change in Fair Value

--------------------------------------------------------
DOLLARS IN MILLIONS                       2000      1999
========================================================
Energy
   High                                 $  5.6    $  8.7
   Low                                     0.2       0.7
   Average                                 2.0       4.3
--------------------------------------------------------

INTEREST RATES - ConAgra has used interest rate swaps to hedge adverse interest rate changes on a portion of its short-term debt. During 2000 and 1999 these swaps effectively changed the interest rate on a portion of short-term debt from a variable rate to a fixed rate, thus reducing ConAgra's exposure to interest rate risk. The average short-term debt covered by swaps was $380 million for 2000 and $870 million for 1999. A one hundred basis-point change in interest rates on average short-term borrowings would have impacted net interest expense by $24.7 million and $27.9 million for 2000 and 1999, respectively.

FOREIGN OPERATIONS - Transactions denominated in a currency other than an entity's functional currency are generally hedged to reduce market risk. ConAgra principally uses non-exchange-traded contracts to effect this coverage. Market risk on such transactions is not material to ConAgra's results of operations or financial position. ConAgra's market risk from translation of foreign-based entities' annual profit and loss, and from amounts permanently invested in foreign subsidiaries, is not material.

ACCOUNTING CHANGES - In June 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This standard will become effective for the company in fiscal 2002. The company has not quantified the impact, if any, resulting from adoption of this standard.

In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued. This SAB will become effective for the company in fiscal 2001. The company has not quantified the impact, if any, resulting from the adoption of this SAB.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements in the Letter to Shareholders, business description and review sections, and Management's Discussion & Analysis. The statements reflect management's current views and estimates of future economic circumstances, industry conditions, company performance, and financial results. The statements are based on many assumptions and factors, including availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, and actions of governments. Any changes in such assumptions or factors could produce significantly different results.

The brand names in this annual report are owned or licensed by ConAgra Brands, Inc., or its affiliates.


                       39 ConAgra, Inc. 2000 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS
ConAgra, Inc., and Subsidiaries

                                                                                      For the fiscal years ended May
-----------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS                                    2000              1999             1998
=======================================================================================================================

Net sales                                                                    $   25,385.8   $   24,594.3    $  24,219.5
Costs and expenses
   Cost of goods sold*                                                           21,205.9       20,556.2       20,409.0
   Selling, general and administrative expenses*                                  2,888.2        2,598.4        2,468.8
   Interest expense                                                                 303.4          316.6          300.7
   Restructuring/Impairment charges (Note 3)                                        322.2          440.8              -
-----------------------------------------------------------------------------------------------------------------------
                                                                                 24,719.7       23,912.0       23,178.5
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of change in accounting            666.1          682.3        1,041.0
Income taxes                                                                        253.1          323.9          399.2
-----------------------------------------------------------------------------------------------------------------------

Income before cumulative effect of change in accounting                             413.0          358.4          641.8
Cumulative effect of change in accounting                                               -              -          (14.8)
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $      413.0   $      358.4    $     627.0
-----------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE - BASIC
   Income before cumulative effect of change in accounting                   $        .87   $        .76    $      1.38
   Cumulative effect of change in accounting                                            -              -           (.03)
-----------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                $        .87   $        .76    $      1.35
-----------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE - DILUTED
   Income before cumulative effect of change in accounting                   $        .86   $        .75    $      1.35
   Cumulative effect of change in accounting                                            -              -           (.03)
-----------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                $        .86   $        .75    $      1.32
-----------------------------------------------------------------------------------------------------------------------

* Other restructuring-related items in fiscal 2000 include accelerated depreciation of $108.3 million and inventory markdowns of $114.5 million included in cost of goods sold and $30.8 million of accelerated depreciation and $45.6 million of restructuring plan implementation costs included in selling, general and administrative expenses.

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ConAgra, Inc., and Subsidiaries

                                                                                      For the fiscal years ended May
---------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                               2000              1999             1998
============================================================================================================================
NET INCOME                                                                     $  413.0          $  358.4         $  627.0
----------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)
     Currency translation adjustment                                              (37.2)              1.7            (35.9)
----------------------------------------------------------------------------------------------------------------------------
   COMPREHENSIVE INCOME                                                        $  375.8          $  360.1         $  591.1
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.



                       40 ConAgra, Inc. 2000 Annual Report

CONSOLIDATED BALANCE SHEETS
ConAgra, Inc., and Subsidiaries

                                                                                                   MAY 28          May 30
---------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS                                                        2000            1999
===========================================================================================================================
ASSETS
Current assets
   Cash and cash equivalents                                                                    $     157.6    $      62.8
   Receivables, less allowance for doubtful accounts of $62.8 and $60.0                             1,606.8        1,637.5
   Inventories                                                                                      3,787.3        3,639.9
   Prepaid expenses                                                                                   414.8          315.9
---------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                         5,966.5        5,656.1
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment
   Land                                                                                               147.1          161.2
   Buildings, machinery and equipment                                                               5,430.3        5,205.8
   Other fixed assets                                                                                 537.0          426.9
   Construction in progress                                                                           327.4          419.9
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    6,441.8        6,213.8
   Less accumulated depreciation                                                                   (2,857.8)      (2,599.6)
---------------------------------------------------------------------------------------------------------------------------

     Property, plant and equipment, net                                                             3,584.0        3,614.2
---------------------------------------------------------------------------------------------------------------------------
Brands, trademarks and goodwill, at cost less accumulated amortization of $748.3 and $668.2         2,366.0        2,408.7
Other assets                                                                                          379.3          467.1
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $  12,295.8    $  12,146.1
---------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Notes payable                                                                                $   1,255.5    $     837.9
   Current installments of long-term debt                                                              20.6           21.1
   Accounts payable                                                                                 2,044.6        2,036.5
   Advances on sales                                                                                  888.7        1,191.7
   Accrued payroll                                                                                    258.9          269.4
   Other accrued liabilities                                                                        1,020.9        1,029.8
---------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                    5,489.2        5,386.4
---------------------------------------------------------------------------------------------------------------------------
Senior long-term debt, excluding current installments                                               1,816.8        1,793.1
Other noncurrent liabilities                                                                          750.7          782.8
Subordinated debt                                                                                     750.0          750.0
Preferred securities of subsidiary company                                                            525.0          525.0
Commitments and contingencies                                                                             -              -
Common stockholders' equity
   Common stock of $5 par value, authorized 1,200,000,000 shares;
     issued 524,137,617 and 519,648,673                                                             2,620.7        2,598.2
   Additional paid-in capital                                                                         147.5          219.4
   Retained earnings                                                                                1,420.7        1,369.8
   Foreign currency translation adjustment                                                           (103.1)         (65.9)
   Less treasury stock, at cost, common shares of 31,925,505 and 31,475,678                          (760.2)        (749.9)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    3,325.6        3,371.6
   Less unearned restricted stock and value of 15,246,068 and 17,184,831
     common shares held in Employee Equity Fund                                                      (361.5)        (462.8)
---------------------------------------------------------------------------------------------------------------------------
       Total common stockholders' equity                                                            2,964.1        2,908.8
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $  12,295.8    $  12,146.1
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.



                       41 ConAgra, Inc. 2000 Annual Report

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
ConAgra, Inc., and Subsidiaries


                                                                               For the fiscal years ended May
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Foreign                     EEF*
                                                             Additional               Currency                   Stock
                                         Common   Common      Paid-in   Retained    Translation  Treasury         and
COLUMNAR AMOUNTS IN MILLIONS             Shares    Stock      Capital   Earnings    Adjustment     Stock          Other      Total
===================================================================================================================================
BALANCE AT MAY 25, 1997                  522.7   $ 1,306.8  $    636.9  $ 2,125.7   $    (31.7)  $  (655.1)   $  (811.6)   $2,571.0
Shares issued
   Stock option and incentive plans         .6         2.8         4.0                                  .5                      7.3
   EEF*: stock option, incentive and
     other employee benefit plans                                 34.7                                             70.5       105.2
   Fair market valuation of EEF shares                           (97.1)                                            97.1           -
   Acquisitions                            1.3         6.7          .4        3.3                      2.2                     12.6
Shares acquired for incentive plans                                                                 (172.7)         1.0      (171.7)
Shares retired                            (5.2)      (26.2)                 (93.7)                   119.9                        -
Two-for-one stock split                            1,307.0      (258.9)  (1,048.1)                                                -
Foreign currency translation adjustment                                                  (35.9)                               (35.9)
Dividends declared
   Common stock, $.605 per share                                           (273.6)                                           (273.6)
   Pooled companies                                                          (2.9)                                             (2.9)
Net income                                                                  627.0                                             627.0
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                  519.4     2,597.1       320.0    1,337.7        (67.6)    (705.2)       (643.0)    2,839.0
Shares issued
   Stock option and incentive plans         .2         1.1         1.8                                 .5                       3.4
   EEF*: stock option, incentive and
     other employee benefit plans                                 13.6                                             62.3        75.9
   Fair market valuation of EEF shares                          (116.4)                                           116.4           -
   Acquisitions                                                     .4                                2.2                       2.6
Shares acquired for incentive plans                                                                 (47.6)          1.5       (46.1)
Shares retired                                                                (.2)                     .2                         -
Foreign currency translation adjustment                                                    1.7                                  1.7
Dividends declared
   Common stock, $.69175 per share                                         (324.9)                                           (324.9)
   Pooled companies                                                          (1.2)                                             (1.2)
Net income                                                                  358.4                                             358.4
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999                  519.6     2,598.2       219.4    1,369.8        (65.9)    (749.9)       (462.8)    2,908.8
Shares issued
   Stock option and incentive plans         .5         2.4         2.5                                 .4                       5.3
   EEF*: stock option, incentive and
     other employee benefit plans                                  9.4                                             26.1        35.5
   Fair market valuation of EEF shares                           (70.0)                                            70.0           -
   Acquisitions                            4.0        20.1       (13.7)     13.4                                               19.8
Shares acquired for incentive plans                                (.1)                             (10.7)          5.2        (5.6)
Foreign currency translation adjustment                                                  (37.2)                               (37.2)
Dividends declared
   Common stock, $.789 per share                                          (375.5)                                            (375.5)
Net income                                                                 413.0                                              413.0
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                  524.1   $ 2,620.7   $   147.5  $1,420.7   $    (103.1)  $ (760.2)  $    (361.5)   $2,964.1
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.
* Employee Equity Fund (Note 12)


                        42 ConAgra, Inc. 2000 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
ConAgra, Inc., and Subsidiaries


                                                                                      For the fiscal years ended May
-----------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                                     2000         1999       1998
=======================================================================================================================
Cash flows from operating activities
Net income                                                                            $ 413.0      $ 358.4    $ 627.0
     Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and other amortization                                              473.1        430.4      389.0
       Goodwill amortization                                                             63.4         69.4       67.8
       Restructuring and other restructuring-related charges (including
         accelerated depreciation)                                                      621.4        440.8          -
       Cumulative effect of change in accounting                                            -            -       24.0
       Other noncash items (includes nonpension postretirement benefits)                 49.9         87.8       86.5
       Change in assets and liabilities before effects from business acquisitions
         Receivables                                                                   (106.0)      (296.0)    (191.4)
         Inventories and prepaid expenses                                              (181.2)       (68.0)    (270.5)
         Accounts payable and accrued liabilities                                      (642.6)       156.7     (109.2)
-----------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM OPERATING ACTIVITIES                                     691.0      1,179.5      623.2
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Additions to property, plant and equipment                                          (539.3)      (662.3)    (583.7)
   Payment for business acquisitions                                                   (390.1)      (421.9)     (33.7)
   Sale of businesses and property, plant and equipment                                 154.6         48.5      225.9
   Notes receivable and other items                                                     (36.6)        25.5       (3.9)
-----------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM INVESTING ACTIVITIES                                    (811.4)    (1,010.2)    (395.4)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Net short-term borrowings                                                            402.7        (22.7)     317.7
   Proceeds from issuance of long-term debt                                              33.1        595.2      311.8
   Repayment of long-term debt                                                          (32.6)      (602.5)    (490.8)
   Accounts receivable sold                                                             165.0        125.5      (10.0)
   Cash dividends paid                                                                 (375.0)      (312.4)    (263.2)
   Cash distributions of pooled companies                                                   -         (1.2)      (3.8)
   Other items                                                                           22.0          3.2      (88.0)
-----------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM FINANCING ACTIVITIES                                     215.2       (214.9)    (226.3)
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     94.8        (45.6)       1.5
Cash and cash equivalents at beginning of year                                           62.8        108.4      106.9
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              $ 157.6      $  62.8    $ 108.4
=======================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.



                       43 ConAgra, Inc. 2000 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ConAgra, Inc., and Subsidiaries


Years ended May 28, 2000, May 30, 1999, and May 31, 1998
COLUMNAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE AMOUNTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The fiscal year of ConAgra, Inc., ("ConAgra" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods (fiscal 2000 and 1999) or 53-week periods (fiscal 1998).

The accounts of two wholly-owned subsidiaries, ConAgra Fertilizer company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of ConAgra, Inc., and all majority-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities are included in the financial statements on the basis of the equity method of accounting. All significant intercompany investments, accounts, and transactions have been eliminated.

INVENTORIES - Grain, flour, and major feed ingredient inventories are hedged to the extent practicable and are generally stated at market, including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of goods sold in order to properly reflect gross profits on hedged transactions. Inventories not hedged are priced at the lower of average cost (first-in, first-out) or market.

PROPERTY AND DEPRECIATION - Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

     Buildings                          15 - 40 years
     Machinery and equipment             5 - 20 years
     Other fixed assets                  5 - 15 years

BRANDS, TRADEMARKS, GOODWILL AND LONG-LIVED ASSETS - Brands, goodwill arising from the excess of cost of investment over fair value of net assets at date of acquisition, and trademarks are amortized using the straight-line method, principally over a period of 40 years. An impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value. The company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment. In measuring impairment, the company looks to quoted market prices, if available, or the best information available in the circumstance.

Recoverability of goodwill not identified with impaired assets is evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business.

DERIVATIVE INSTRUMENTS - The company uses derivatives for the purpose of hedging commodity price and, to a lesser extent, interest rate exposure, that exist as a part of its ongoing business operations.

INTEREST RATE SWAP AGREEMENTS - The company utilizes interest rate swap agreements to reduce the risk of changes in interest rates. Interest differentials to be paid or received on such swaps are recognized in the statement of earnings as incurred, as a component of interest expense.

COMMODITY CONTRACTS - The company uses commodity futures and option contracts, swaps, and forward contracts to reduce the risk of price fluctuations in various commodities traded or used in its businesses. In the trading businesses, commodity contracts are marked-to-market and the related gains or losses recorded in the statement of earnings. The company's processing businesses reflect commodity contract gains and losses as adjustments to the basis of underlying hedged commodities purchased; gains or losses are recognized in the statement of earnings as a component of cost of goods sold upon sale of the hedged commodity.

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


                        44 ConAgra, Inc. 2000 Annual Report

REVENUE RECOGNITION - Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, and product returns.

NET SALES - Gross profits earned from commodity trading activities, which are included in net sales, total $148.0 million, $147.3 million, and $214.3 million for fiscal 2000, 1999, and 1998, respectively.

Sales and cost of sales, if reported on a gross basis for these activities, would be increased by $7.7 billion, $4.9 billion, and $6.0 billion for fiscal 2000, 1999, and 1998, respectively.

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

ACCOUNTING CHANGES - In June 1998, Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued. This standard will become effective for the company in fiscal 2002. The company has not quantified the impact, if any, resulting from adoption of this standard.

In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, was issued. This SAB will become effective for the company in fiscal 2001. The company has not quantified the impact, if any, resulting from the adoption of this SAB.

In fiscal 1998, the company recorded an after-tax charge of $14.8 million to comply with Emerging Issues Task Force (EITF) Issue No. 97-13. This EITF requires business process re-engineering costs associated with computer systems development to be expensed as incurred. Previously, the company capitalized such costs.

USE OF ESTIMATES - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue, and expenses as reflected in the financial statements. Actual results could differ from estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to prior year amounts to conform to current year classifications.

2. BUSINESS COMBINATIONS
In the third quarter of fiscal 2000, ConAgra acquired the assets of Seaboard Farms, the poultry division of Seaboard Corporation, for approximately $360 million. Seaboard Farms produces and markets value-added poultry products primarily to foodservice customers and has annual sales of approximately $480 million. The acquisition was accounted for as a purchase, with the business acquired being included in the financial statements subsequent to the date of acquisition.

In the first quarter of fiscal 1999, ConAgra acquired the table-spreads and Egg Beaters business from Nabisco, Inc., for $400 million. The tablespreads business manufactures and markets margarine under Parkay, Blue Bonnet, Fleischmann's, Touch of Butter, Chiffon, and Move Over Butter brand names. Egg Beaters is an egg alternative product. Annual sales of the combined businesses are approximately $480 million. The acquisition was accounted for as a purchase. The results of operations of the businesses acquired are included in the financial statements subsequent to the date of acquisition.

During fiscal 1998, ConAgra completed mergers with GoodMark Foods, Inc., Fernando's Foods Corporation, Hester Industries, Inc., and A.M. Gilardi & Sons, Inc. In each of the these transactions, ConAgra issued common stock for all of the outstanding shares of the merged companies with each transaction being accounted for as a pooling-of-interests. The historical financial statements of the company were restated to give effect to all of the fiscal 1998 acquisitions as though the companies had operated together from the beginning of the earliest period presented.

Net sales and net income for the fiscal 1998 acquired businesses were $379.0 million and $13.8 million, respectively, for the 1998 period prior to acquisition date.

3. OPERATION OVERDRIVE
During the fourth quarter of fiscal 1999, the company approved a restructuring plan expected to span three fiscal years in connection with its previously announced initiative, "Operation Overdrive." However, the restructuring plan was completed within two fiscal years as the plan's final charges were incurred in the fourth quarter of fiscal 2000. The restructuring plan was aimed at improving future profitability by eliminating overcapacity and streamlining operations. The pre-tax charge of the plan totaled $1,062.2 million with $621.4 million and $440.8 million recognized in fiscal 2000 and 1999, respectively.


                       45 ConAgra, Inc. 2000 Annual Report

Fiscal 2000 charges are as follows:


                           Packaged  Refrigerated  Agricultural
                             Foods       Foods      Products      Total
=========================================================================
Accelerated depreciation   $  128.2   $    10.9   $         -   $  139.1
Inventory markdowns            46.2        11.2          57.1      114.5
Restructuring plan
  implementation costs         25.2        14.6           5.8       45.6
Restructuring/Impairment
  charges                     109.9       131.3          81.0      322.2
-------------------------------------------------------------------------
     Total                 $  309.5   $   168.0  $      143.9   $  621.4

Fiscal 1999 charges are
as follows:

Restructuring/Impairment
  charges                  $   39.0   $   358.6  $       43.2   $  440.8
=========================================================================


The fiscal 2000 charges are reflected in the company's consolidated statements of earnings as follows: accelerated depreciation of $108.3 million and $30.8 million is included in cost of goods sold and selling, general and administrative expenses, respectively; inventory markdowns are included in cost of goods sold; plan implementation costs (primarily third-party consulting costs) are also included in selling, general and administrative expenses. For fiscal 2000 and fiscal 1999, restructuring/impairment charges are reflected as such and result from asset impairments, employee-related costs and contractual termination costs.

Included in fiscal 2000 and 1999 consolidated statements of earnings are asset impairment charges of approximately $213.5 million and $388.4 million, respectively. Fiscal 2000 asset impairment charges include $171.4 million in write-downs of property, plant and equipment and $42.1 million in reductions of intangible and other assets. The fiscal 2000 property, plant and equipment write-downs occurred primarily in the Refrigerated Foods segment as a result of management's decision to reorganize certain protein businesses. Fiscal 1999 asset impairment charges include $183.5 million in write-downs of property, plant and equipment and $204.9 million in reductions of intangible and other assets. The fiscal 1999 intangible and other asset write-downs occurred primarily in the Refrigerated Foods segment as a result of management's decision to consolidate and reorganize its turkey businesses.

Accelerated depreciation results from revisions in the estimated useful lives of assets to be disposed of that the company does not have the current ability to remove from operations. Inventory markdowns represent losses on the carrying value of non-strategic inventory resulting from the closure of facilities and discontinuation of certain products.

In association with the restructuring plan, the company closed a total of 31 production facilities, 106 non-production locations (e.g., storage, distribution, administrative, etc.) and sold 18 non-core businesses. The historical operating results and gains/losses associated with sold businesses or facilities were not material.

Approximately 8,450 employees received notification of their termination as a result of the restructuring plan, primarily in manufacturing and operating facilities. This total represents an increase of approximately 1,750 individuals from the original estimate, and resulted primarily from updated estimates associated with existing restructuring initiatives. In addition, other exit costs (consisting of lease termination and other contractual termination costs) occurred as a result of the restructuring plan. Such activity is as follows:


                                     Severance        Other Exit
(IN MILLIONS, EXCEPT HEADCOUNT)  Amount   Headcount     Costs
================================================================
Fiscal 1999 activity:
   Charges to income           $  45.1      3,160     $   7.3
   Utilized                       (6.1)      (260)          -
----------------------------------------------------------------
   Balance, May 30, 1999          39.0      2,900         7.3

Fiscal 2000 activity:
   Charges to income              57.8      5,290        50.9
   Utilized                      (44.3)    (4,990)      (21.5)
----------------------------------------------------------------
   Balance, May 28, 2000       $  52.5      3,200     $  36.7
================================================================


4. INCOME PER SHARE
Basic income per share is calculated on the basis of weighted average outstanding common shares. Diluted income per share is computed on the basis of weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

The following table reconciles the income and average share amounts used to compute both basic and diluted income per share:


-----------------------------------------------------------------------
                                          2000      1999      1998
=======================================================================
NET INCOME
   Income before cumulative effect
     of change in accounting           $  413.0  $  358.4  $  641.8
   Cumulative effect of change in
     accounting                               -         -     (14.8)
-----------------------------------------------------------------------
   Net income                          $  413.0  $  358.4  $  627.0
=======================================================================
INCOME PER SHARE - BASIC
   Weighted average shares
    outstanding                           475.7     470.0     465.5
=======================================================================
INCOME PER SHARE - DILUTED
   Weighted average shares
     outstanding - basic                  475.7     470.0     465.5
   Add shares contingently issuable
     upon exercise of stock options         2.9       6.7       9.8
-----------------------------------------------------------------------
   Weighted average shares
     outstanding                          478.6     476.7     475.3
=======================================================================


                       46 ConAgra, Inc. 2000 Annual Report

At the end of fiscal years 2000, 1999, and 1998, there were 16.2 million, 8.9 million, and 4.9 million options outstanding, respectively, with exercise prices exceeding the market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

5. RECEIVABLES
The company has agreements to sell interests in pools of receivables, in an amount not to exceed $950 million at any one time. Participation interests in new receivables may be sold as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. Gross proceeds from the sales were $814 million and $649 million at fiscal year-end 2000 and 1999, respectively.

6. INVENTORIES
The major classes of inventories are as follows:


----------------------------------------------------------------------
                                                   2000         1999
======================================================================
Hedged commodities                             $  1,305.7   $  1,306.2
Food products and livestock                       1,350.7      1,144.7
Agricultural chemicals, fertilizer, and feed        671.9        597.4
Other, principally ingredients and supplies         459.0        591.6
----------------------------------------------------------------------
                                               $  3,787.3   $  3,639.9
======================================================================


7. CREDIT FACILITIES AND BORROWINGS
At May 28, 2000, the company had credit lines from banks which totaled approximately $5.5 billion, including: $1.8 billion of long-term revolving credit facilities maturing in September 2003; $1.8 billion short-term revolving credit facilities maturing in September 2000; and uncompensated bankers' acceptance and money market loan facilities approximating $1.9 billion. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The company pays fees for its revolving credit facilities.

The company finances its short-term needs with bank borrowings, commercial paper borrowings, and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 2000 fiscal year were $2,739 million. This excludes an average of $186 million of short-term borrowings that were classified as long-term throughout the fiscal year (see
Note 8). The highest period-end short-term indebtedness during fiscal 2000 was $3,159.2 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 5.85% and 5.58%, respectively, for fiscal 2000 and 1999.

At May 28, 2000, the company had no interest rate swap agreements in effect. At May 30, 1999, the company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $650 million of short-term borrowings from variable to a 5.8% fixed rate. The swap agreements matured in fiscal 2000. At May 31, 1998, the company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $600 million of short-term borrowings from variable to a 6% fixed rate. The swap agreements matured in fiscal 1999. The net cost in fiscal 2000, 1999, and 1998, and the estimated fair value of these agreements as of May 30, 1999, were not material.

8. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT
    AND LOAN AGREEMENTS


----------------------------------------------------------------------------
                                                           2000        1999
============================================================================
Senior Debt
   Commercial paper backed by long-term
     revolving credit agreement                        $   164.5   $   153.2
   7.00% senior debt due in 2028                           396.5       396.4
   6.70% senior debt due in 2027
     (redeemable at option of holders in 2009)             300.0       300.0
   7.125% senior debt due in 2026
     (redeemable at option of holders in 2006)             397.8       397.7
   9.875% senior debt due in 2006                          100.0       100.0
   5.50% senior debt due in 2002                           199.3       199.0
   9.87% to 9.95% unsecured senior notes
     due in various amounts through 2009                    39.4        53.7
   8.1% to 9.0% publicly issued unsecured
     medium-term notes due in various
     amounts through 2004                                  117.0       117.0
   5.75% to 9.28% Industrial Development
     Revenue Bonds (collateralized by plant
     and equipment) due on various dates
     through 2017                                           46.2        29.0
   Miscellaneous unsecured                                  56.1        47.1
----------------------------------------------------------------------------
         Total senior debt                             $ 1,816.8   $ 1,793.1
----------------------------------------------------------------------------
Subordinated Debt
   9.75% subordinated debt due in 2021                     400.0       400.0
   7.375% to 7.4% subordinated debt due
     through 2005                                          350.0       350.0
----------------------------------------------------------------------------
         Total subordinated debt                       $   750.0   $   750.0
----------------------------------------------------------------------------
Total long-term debt, excluding
  current installments                                 $ 2,566.8   $ 2,543.1
============================================================================


The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 28, 2000, are as follows:


---------------------------------------------------------
     2001                                    $   20.6
     2002                                       124.2
     2003                                       373.6
     2004                                        12.6
     2005                                       370.0
=========================================================


Under the long-term credit facility referenced in Note 7, the company has agreements that allow it to borrow up to $1.8 billion through September 2003.


                       47 ConAgra, Inc. 2000 Annual Report

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 60% of consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements.

Net interest expense consists of:


----------------------------------------------------------------
                                 2000        1999         1998
================================================================
Long-term debt               $  198.4      $  194.6    $  206.9
Short-term debt                 139.1         166.5       143.2
Interest income                 (28.6)        (37.6)      (38.0)
Interest capitalized             (5.5)         (6.9)      (11.4)
----------------------------------------------------------------
                             $  303.4      $  316.6    $  300.7
================================================================


Net interest paid was $299.9 million, $308.5 million, and $300.6 million in fiscal 2000, 1999, and 1998, respectively.

Short-term debt interest expense of $31.4 million, $20.0 million, and $19.1 million in fiscal 2000, 1999, and 1998, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

The carrying amount of long-term debt (including current installments) was $2,587.4 million and $2,564.2 million as of May 28, 2000, and May 30, 1999, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 28, 2000, and May_30, 1999, was estimated at $2,417.0 million and $2,665.1 million, respectively. The company's long-term debt is generally not callable until maturity.

9. OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities consist of:


---------------------------------------------------------------------
                                                     2000       1999
=====================================================================
Legal and environmental liabilities primarily
  associated with the company's acquisition
  of Beatrice Company (acquired in
  fiscal 1991)                                    $  165.2   $  169.2
Estimated postretirement health care
  and pensions                                       596.7      589.2
Deferred taxes and other                              52.7      100.4
---------------------------------------------------------------------
                                                     814.6      858.8
Less estimated current portion                        63.9       76.0
---------------------------------------------------------------------
                                                  $  750.7   $  782.8
=====================================================================


10. PREFERRED SECURITIES OF SUBSIDIARY COMPANY
ConAgra Capital, L.C., an indirectly controlled subsidiary of the company, has the following Preferred Securities outstanding:

  4 MILLION SHARES OF 9% SERIES A CUMULATIVE PREFERRED
  ("SERIES A SECURITIES")
    Distributions are payable monthly.

  7 MILLION SHARES OF SERIES B ADJUSTABLE RATE CUMULATIVE PREFERRED ("SERIES B SECURITIES")

    Distributions are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 2000 ranged from 5.6% to 6.3%.

  10 MILLION SHARES OF 9.35% SERIES C CUMULATIVE PREFERRED
  ("SERIES C SECURITIES")
    Distributions are payable monthly.

For financial statement purposes, distributions on these Securities are included in selling, general and administrative expenses in the company's consolidated statements of earnings as such amounts represent minority interests.

The above Securities were issued at a price of $25 per share. All such Securities are non-voting (except in certain limited circumstances), and are guaranteed on a limited basis by ConAgra and, in certain limited circumstances, are exchangeable for debt securities of ConAgra. The Securities are redeemable at the option of ConAgra Capital, L.C., (with ConAgra's consent) in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

11. CAPITAL STOCK
The company has authorized shares of preferred stock as follows:

         Class B- $50 par value; 150,000 shares
         Class C- $100 par value; 250,000 shares
         Class D- without par value; 1,100,000 shares
         Class E- without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 28, 2000.

12. EMPLOYEE EQUITY FUND
In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra common stock.


                       48 ConAgra, Inc. 2000 Annual Report

For financial reporting purposes, the EEF is consolidated with ConAgra. The fair market value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated additional paid-in capital. Following is a summary of shares held by the EEF:


------------------------------------------------------------------
                                          2000              1999
==================================================================
Shares held (in millions)                   15.2              17.2
Cost - per share                      $   14.552        $   14.552
Cost - total                               221.9             250.1
Fair market value - per share         $  22.9375        $  26.0625
Fair market value - total                  349.7             447.9
------------------------------------------------------------------


13. STOCK OPTIONS AND RIGHTS
Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost to the employee. During fiscal 2000, 1999, and 1998, respectively, 126,000 shares, 195,825 shares, and 274,926 shares of restricted stock (including stock issued under incentive plans) were issued. The value of the restricted stock, equal to fair market value at the time of grant, is being amortized as compensation expense over the vesting period. This compensation expense was not significant for fiscal 2000, 1999, and 1998. Options become exercisable under various vesting schedules and generally expire 10 years after the date of grant. Option shares and prices are adjusted for common stock splits and changes in capitalization.

The changes in the outstanding stock options during the three years ended May 28, 2000, are summarized below:


-----------------------------------------------------------------------------------
                                2000                  1999                   1998
===================================================================================
                              Weighted              Weighted               Weighted
                              Average               Average                 Average
                              Exercise             Exercise                Exercise
                    Shares     Price      Shares     Price      Shares      Price
-----------------------------------------------------------------------------------
Beginning of year    23.5     $ 22.86      23.6     $ 20.91      23.1     $ 17.01
Granted               6.0       23.35       4.8       28.15       5.2       33.57
Exercised            (1.8)      13.41      (3.3)      14.70      (3.4)      13.80
Canceled             (2.1)      27.20      (1.6)      26.76      (1.3)      20.52
End of year          25.6     $ 23.30      23.5     $ 22.86      23.6     $ 20.91
Exercisable
  at end of year     16.2     $ 21.56      14.4     $ 19.58      13.8     $ 16.99
-----------------------------------------------------------------------------------


The following summarizes information about stock options outstanding as of May 28, 2000:


--------------------------------------------------------------------------------
                               Options Outstanding           Options Exercisable
================================================================================
                                    Weighted   Weighted                 Weighted
                                     Average   Average                  Average
                                    Remaining  Exercise                 Exercise
Range of Exercise Price    Shares     Life       Price      Shares       Price
--------------------------------------------------------------------------------
$  4.97  - $   6.42          0.1      1.0     $   5.09       0.1     $   5.09
   7.63  -    11.33          0.6      0.4        10.63       0.6        10.63
  11.54  -    16.88          5.1      3.2        14.83       5.1        14.83
  19.06  -    29.00         16.0      7.7        24.11       8.2        23.39
  29.50  -    36.81          3.8      7.4        33.71       2.2        33.72
$  4.97  - $  36.81         25.6      6.6     $  23.30      16.2     $  21.56
--------------------------------------------------------------------------------


The company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and income per share is required by SFAS No. 123, assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998, respectively: risk-free interest rate of 6.33%, 4.29%, and 6.03%; a dividend yield of 2.2%, 2.2%, and 2.1%; expected volatility of 20.6%, 20.0%, and 19.1%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2000, 1999, and 1998 was $6.21, $6.12, and $8.53, respectively. Pro forma net income and income per share are as follows (because SFAS No. 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect was not fully reflected until fiscal 2000):


---------------------------------------------------------------------------------
                                                      2000       1999       1998
=================================================================================
Pro forma net income                                $ 393.3    $ 344.3    $ 615.9
Pro forma basic income per share                        .83        .73       1.32
Basic income per share - as reported                    .87        .76       1.35
Pro forma diluted income per share                      .82        .72       1.30
Diluted income per share - as reported                  .86        .75       1.32
---------------------------------------------------------------------------------


At May 28, 2000, approximately 2.8 million shares were reserved for granting additional options and restricted or bonus stock awards.

Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the company's common stock.


                       49 ConAgra, Inc. 2000 Annual Report

Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997, as a result of the two-for-one stock split. At May 28, 2000, the company had reserved one million Class E preferred shares for exercise of the Rights.

14. PRETAX INCOME AND INCOME TAXES
Income before taxes and cumulative effect of change in accounting consisted of the following:


-------------------------------------------------------------------
                                2000           1999          1998
-------------------------------------------------------------------
United States                $  590.0       $  570.8      $   968.9
Foreign                          76.1          111.5           72.1
-------------------------------------------------------------------
                             $  666.1       $  682.3      $ 1,041.0
===================================================================


The provision for income taxes includes the following:


---------------------------------------------------------
                                2000      1999      1998
---------------------------------------------------------
Current
   Federal                   $  272.6  $  280.7  $  287.0
   State                         23.3      52.1      56.6
   Foreign                       33.3      24.5      12.3
---------------------------------------------------------
                             $  329.2  $  357.3  $  355.9
---------------------------------------------------------
Deferred
   Federal                      (70.1)    (30.0)     38.8
   State                         (6.0)     (3.4)      4.5
   Foreign                          -         -         -
---------------------------------------------------------
                                (76.1)    (33.4)     43.3
---------------------------------------------------------
                             $  253.1  $  323.9  $  399.2
=========================================================


Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:


------------------------------------------------------------------------
                                         2000          1999       1998
========================================================================
Computed U.S. federal
  income taxes                        $  233.1      $  238.8   $  364.3
State income taxes, net of
  U.S. federal tax benefit                11.9          31.6       39.7
Nondeductible amortization of
  goodwill and other intangibles          18.1          21.5       20.1
Export and jobs tax credits              (19.2)        (12.2)      (7.5)
Permanent differences due to
  restructuring/impairment charges           -          57.3          -
Other                                      9.2         (13.1)     (17.4)
------------------------------------------------------------------------
                                      $  253.1      $  323.9   $  399.2
========================================================================


Income taxes paid were $441.5 million, $344.5 million, and $282.3 million in fiscal 2000, 1999, and 1998, respectively. The Internal Revenue Service has closed examinations of the company's tax returns through fiscal 1995. The IRS has proposed certain adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:


---------------------------------------------------------------------------------
                                       2000                        1999
---------------------------------------------------------------------------------
                               Assets      Liabilities     Assets     Liabilities
=================================================================================
Depreciation and
  amortization                 $     -      $  462.3       $     -     $  361.2
Nonpension
  postretirement benefits        157.9             -         171.1            -
Other noncurrent liabilities
  which will give rise to
  future tax deductions          185.7             -         194.2            -
Accrued expenses                 141.4             -          76.5            -
Restructuring/Impairment
  and restructuring-related
  charges                        304.7             -         150.6            -
Other                             83.1         136.2          68.3        128.5
---------------------------------------------------------------------------------
                               $ 872.8      $  598.5       $ 660.7     $  489.7
=================================================================================


15. COMMITMENTS
The company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance, and maintenance costs in addition to rental payments.


                       50 ConAgra, Inc. 2000 Annual Report

A summary of rent expense charged to operations follows:


--------------------------------------------------------------
                                2000        1999         1998
==============================================================
Cancelable                   $  189.4    $  154.8     $  153.2
Noncancelable                    97.5       117.9        115.1
--------------------------------------------------------------
                             $  286.9    $  272.7     $  268.3
==============================================================


A summary of noncancelable operating lease commitments for fiscal years following May 28, 2000, is as follows:


                                     Type of property
---------------------------------------------------------------------
                            Real and Other         Transportation
                               Property              Equipment
=====================================================================
2001                         $    79.9                $   14.7
2002                              72.9                     9.7
2003                              57.4                     4.4
2004                              47.7                     1.6
2005                              36.6                     1.5
Later years                       84.4                     1.8
---------------------------------------------------------------------
                             $   378.9                $   33.7
=====================================================================


The company had letters of credit, performance bonds, and other commitments and guarantees outstanding at May 28, 2000, aggregating approximately $207.8 million.

16. CONTINGENCIES
In fiscal 1991, ConAgra acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of ConAgra reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by ConAgra. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 40 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 34 of these sites. Substantial reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties, and its experience in remediating sites.

ConAgra is party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on ConAgra's financial condition, results of operations or liquidity.

17. DERIVATIVE FINANCIAL INSTRUMENTS
The company uses interest rate swaps to manage its interest rate risk, as outlined in Note 7. In addition, the company's energy subsidiary uses derivative financial instruments in its trading activities in energy markets. At May 28, 2000, the company's energy subsidiary was party to natural gas price swaps with a notional value of $230.2 million. The swap agreements are settled in cash based on the difference between a fixed and floating (index-based) price for the underlying commodity. All swaps expire within 12 months, while most have a duration of no more than six months. At May 30, 1999, the notional value of these financial instruments was $265.9 million. All contracts are marked-to-market, with gains and losses recorded in the consolidated statements of earnings consistent with all trading business activity within the company.

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

Certain of the company's operations use foreign exchange forwards to hedge fixed purchase and sales commitments denominated in a foreign currency. The fair value of these foreign exchange positions was not material.

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


                       51 ConAgra, Inc. 2000 Annual Report

Components of pension benefit costs and weighted average actuarial assumptions are:

---------------------------------------------------------------
                                   2000       1999      1998
===============================================================
PENSION BENEFIT COST
Service cost                     $  55.7    $  48.5    $  44.4
Interest cost                      103.2       97.7       92.5
Expected return on plan assets    (114.6)    (101.4)     (92.4)
Amortization of prior
  service costs                      4.3        3.8        4.4
Amortization of transition
  obligation                        (2.7)      (2.7)      (2.7)
Recognized net actuarial loss        3.4        1.9        2.3
Curtailment (gain) loss and
  special benefits                   3.3         -         (.1)
---------------------------------------------------------------
Pension benefit cost -
  Company plans                     52.6       47.8       48.4
Pension benefit cost -
  Multiemployer plans                9.4        9.1        9.5
---------------------------------------------------------------
Total pension benefit cost       $  62.0    $  56.9    $  57.9
---------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                       6.75%      7.25%      7.50
Long-term rate of return on
  plan assets                       9.25       8.75       9.25
Long-term rate of compensation
  increase                          5.50       5.50       5.50
---------------------------------------------------------------

The change in projected benefit obligation, change in plan assets, and funded status of the plans at February 29, 2000, and February 28, 1999, were:

---------------------------------------------------------------
                                              2000      1999
===============================================================
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
  beginning of year                       $ 1,561.2  $ 1,376.3
Service cost                                   55.7       48.5
Interest cost                                 103.2       97.7
Plan participants' contributions                0.1        0.1
Amendments                                      3.2        4.3
Actuarial loss (gain)                        (156.4)     110.6
Curtailment/Settlement loss                     2.4          -
Other                                           0.5        1.4
Benefits paid                                 (80.7)     (77.7)
---------------------------------------------------------------
Projected benefit obligation at
  end of year                               1,489.2    1,561.2
---------------------------------------------------------------

-----------------------------------------------------------------
                                            2000          1999
=================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  1,535.8       1,504.6
Actual return on plan assets                 189.2         103.8
Employer contributions                        16.9          13.9
Plan participants' contributions               0.1           0.1
Investment and administrative expenses        (9.4)        (10.7)
Other                                          0.2           1.8
Benefits paid                                (80.7)        (77.7)
-----------------------------------------------------------------
Fair value of plan assets at end of year   1,652.1       1,535.8
-----------------------------------------------------------------
FUNDED STATUS                                162.9         (25.4)
Unrecognized actuarial gain                 (355.3)       (135.3)
Unrecognized prior service cost               22.9          27.4
Unrecognized transition amount                (6.6)         (9.3)
-----------------------------------------------------------------
Accrued benefit cost                     $  (176.1)    $  (142.6)
=================================================================
ACTUARIAL ASSUMPTIONS
Discount rate                                 7.50%         6.75%
Long-term rate of compensation increase       5.50          5.50
-----------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at February 29, 2000, and February 28, 1999, were:

---------------------------------------------------------------
                                              2000       1999
===============================================================
Projected benefit obligation               $  192.9    $  229.6
Accumulated benefit obligation                182.7       215.7
Fair value of plan assets                     116.8       143.2
---------------------------------------------------------------

Plan assets are primarily invested in equity securities, corporate and government debt securities, and common trust funds. Included in plan assets are
5.1 million shares of the company's common stock at a fair market value of $83.2 million and $152.7 million at February 29, 2000, and February 28, 1999, respectively.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $31.1 million, $29.7 million, and $29.0 million in fiscal 2000, 1999, and 1998, respectively.



                       52 ConAgra, Inc. 2000 Annual Report

POSTRETIREMENT BENEFITS

The company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

Components of postretirement benefit costs and weighted average actuarial assumptions are:

-----------------------------------------------------------------
                                       2000     1999     1998
=================================================================
POSTRETIREMENT BENEFIT COST
Service cost                         $   2.8   $   2.8   $   2.7
Interest cost                           22.1      24.7      25.1
Expected return on plan assets          (0.5)     (0.6)     (0.7)
Amortization of prior service cost      (2.1)     (0.1)     (0.1)
Amortization of transition obligation    0.1       0.1       0.1
Recognized net actuarial (gain) loss    (3.8)     (3.0)     (3.7)
Curtailment (gain) loss                 (9.3)        -       0.1
-----------------------------------------------------------------
                                     $   9.3   $  23.9   $  23.5
=================================================================
ACTUARIAL ASSUMPTIONS
Discount rate                           6.75%     7.25%     7.50%
Long-term rate of return on
  plan assets                          13.70     13.70     13.70
-----------------------------------------------------------------

The change in accumulated benefit obligation, change in plan assets, and funded status of the plans at February 29, 2000, and February 28, 1999, were:

-----------------------------------------------------------------
                                              2000        1999
=================================================================
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at
  beginning of year                         $  350.7    $  351.5
Service cost                                     2.8         2.8
Interest cost                                   22.1        24.7
Plan participants' contributions                 2.1         2.6
Actuarial (gain) loss                          (15.7)       (5.5)
Acquisition                                        -         5.6
Benefits paid                                  (35.5)      (31.0)
Plan amendments                                (11.2)          -
-----------------------------------------------------------------
Accumulated benefit obligation at end
  of year                                      315.3       350.7
-----------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year   5.3         5.5
Actual return on plan assets                     0.7         0.7
Employer contributions                          32.5        27.5
Plan participants' contributions                 2.1         2.6
Benefits paid                                  (35.5)      (31.0)
-----------------------------------------------------------------
Fair value of plan assets at end of year         5.1         5.3
-----------------------------------------------------------------
FUNDED STATUS                                 (310.2)     (345.4)
Unrecognized net gain                         (104.6)      (92.5)
Unrecognized transition amount                   0.6         0.7
Unrecognized prior service cost                 (1.2)       (1.4)
-----------------------------------------------------------------
Accrued benefit cost                       $  (415.4)  $  (438.6)
=================================================================
ACTUARIAL ASSUMPTIONS
Discount rate                                   7.50%       6.75%
-----------------------------------------------------------------

Benefit costs were generally estimated assuming retiree health care costs would increase at a 5.5% annual rate.

A one percentage point change in assumed health care cost rates would have the following effect:

--------------------------------------------------------------
                                    One Percent    One Percent
                                     Increase       Decrease
==============================================================
Total service and interest
  cost components                    $  2.7        $  (2.3)
Postretirement benefit obligation      26.2          (22.7)
--------------------------------------------------------------

The company generally intends to fund claims as reported.

19. BUSINESS SEGMENTS AND RELATED INFORMATION

The company has three segments, which are organized based upon similar economic characteristics and are similar in the nature of products and services offered, the nature of production processes, the type or class of customer, and distribution methods. Packaged Foods includes companies that produce shelf-stable and frozen foods. This segment markets food products in retail and foodservice channels. Refrigerated Foods includes companies that produce and market branded processed meats, beef, pork, chicken, and turkey. Agricultural Products includes companies involved in distribution of agricultural inputs and procurement, processing, trading and distribution of commodity food ingredients and agricultural commodities.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, goodwill amortization, interest expense, and income taxes have been excluded from segment operations. All assets other than cash and those assets related to the corporate office have been identified with the segments to which they relate.




                       53 ConAgra, Inc. 2000 Annual Report

--------------------------------------------------------------------------------------------------------------------------------
                                                                                    2000               1999            1998
================================================================================================================================
Sales to unaffiliated customers
   Packaged Foods                                                              $      7,713.5     $    7,426.6     $    7,192.2
   Refrigerated Foods                                                                12,522.2         11,591.4         11,416.2
   Agricultural Products                                                              5,150.1          5,576.3          5,611.1
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $     25,385.8     $   24,594.3     $   24,219.5
================================================================================================================================
Intersegment sales
   Packaged Foods                                                              $         48.6     $       38.2     $       34.1
   Refrigerated Foods                                                                   341.4            213.1            193.4
   Agricultural Products                                                                188.7            288.0            220.0
--------------------------------------------------------------------------------------------------------------------------------
                                                                                        578.7            539.3            447.5
   Intersegment elimination                                                            (578.7)          (539.3)          (447.5)
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $            -     $          -     $          -
================================================================================================================================
Net sales
   Packaged Foods                                                              $      7,762.1     $    7,464.8     $    7,226.3
   Refrigerated Foods                                                                12,863.6         11,804.5         11,609.6
   Agricultural Products                                                              5,338.8          5,864.3          5,831.1
   Intersegment elimination                                                            (578.7)          (539.3)          (447.5)
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $     25,385.8     $   24,594.3     $   24,219.5
================================================================================================================================
Operating profit (Note a)
   Packaged Foods                                                              $        778.4     $      941.3     $      978.1
   Refrigerated Foods                                                                   322.7              9.4            204.6
   Agricultural Products                                                                187.2            314.8            390.2
--------------------------------------------------------------------------------------------------------------------------------
   Total operating profit                                                             1,288.3          1,265.5          1,572.9
   Interest expense                                                                     303.4            316.6            300.7
   General corporate expenses                                                           255.4            197.2            163.4
   Goodwill amortization                                                                 63.4             69.4             67.8
--------------------------------------------------------------------------------------------------------------------------------
   Income before tax and cumulative effect of change in accounting             $        666.1     $      682.3     $    1,041.0
================================================================================================================================
Identifiable assets
   Packaged Foods                                                              $      4,621.2     $    4,758.9     $    4,327.5
   Refrigerated Foods                                                                 3,665.7          3,407.3          3,830.3
   Agricultural Products                                                              3,251.5          3,580.3          3,249.1
   Corporate                                                                            757.4            399.6            401.6
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $     12,295.8     $   12,146.1     $   11,808.5
================================================================================================================================
Additions to property, plant and equipment - including businesses acquired
   Packaged Foods                                                              $        227.2     $      375.4     $      263.2
   Refrigerated Foods                                                                   459.6            226.0            206.9
   Agricultural Products                                                                 81.8            136.1            124.1
   Corporate                                                                             59.9             25.7              8.6
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $        828.5     $      763.2     $      602.8
================================================================================================================================
Depreciation and amortization
   Packaged Foods                                                              $        263.0     $      241.1     $      221.6
   Refrigerated Foods                                                                   184.7            193.7            175.9
   Agricultural Products                                                                 73.3             63.2             56.8
   Corporate                                                                             15.5              1.8              2.5
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $        536.5     $      499.8     $      456.8
================================================================================================================================

Note a: Fiscal 2000 includes before-tax restructuring and restructuring-related charges of $621.4 million (Note 3). These charges were included in operating profit as follows: $309.5 million in Packaged Foods, $168.0 million in Refrigerated Foods, and $143.9 million in Agricultural Products. Fiscal 1999 includes before-tax restructuring charges of $440.8 million (Note 3). The fiscal 1999 charges were included in operating profit as follows: $39.0 million in Packaged Foods, $358.6 million in Refrigerated Foods, and $43.2 million in Agricultural Products.



                       54 ConAgra, Inc. 2000 Annual Report

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $3.6 billion in each of the following fiscal years: 2000, 1999, and 1998. Net sales are attributed to countries based on location of customer. The company's long-lived assets located outside of the United States are not significant.

20. SUBSEQUENT EVENT

On June 22, 2000, the company signed a definitive agreement to acquire International Home Foods. The definitive agreement provides that International Home Foods' shareholders will receive a targeted value of $22 per share, $11 of which will be paid in cash and the balance will be paid in ConAgra stock. The stock portion of the consideration is subject to adjustment based on the trading price of ConAgra stock prior to the closing of the transaction. The transaction is valued at approximately $2.9 billion, consisting of the consideration above and the assumption of $1.3 billion of debt. The acquisition is subject to customary closing conditions, including approval by International Home Foods' shareholders and regulatory authorities.

21. QUARTERLY RESULTS (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------
                                                    Net           Income(Loss)                                     Dividends
                        Net          Gross        Income            Per Share              Stock Market Price      Declared
                       Sales        Profit        (Loss)       Basic       Diluted         High          Low       Per Share
=============================================================================================================================
2000
First             $ 6,593.6     $  976.2     $ 101.8 (1)   $  .22 (1)     $   .21 (1)        $  28.13   $  24.06     $ .17850
Second              6,602.9      1,141.5       187.3 (2)      .39 (2)         .39 (2)           26.50      21.50       .20350
Third               5,797.8      1,017.6       143.4 (3)      .30 (3)         .30 (3)           24.63      15.88       .20350
Fourth              6,391.5      1,044.6       (19.5)(4)     (.04)(4)        (.04)(4)           23.25      15.06       .20350
-----------------------------------------------------------------------------------------------------------------------------
YEAR              $25,385.8     $4,179.9     $ 413.0 (5)   $  .87 (5)     $   .86 (5)        $  28.13   $  15.06     $  .7890
=============================================================================================================================

1999
First             $ 6,483.4     $  917.5     $ 109.3       $  .23         $   .23            $  33.25   $  22.56     $ .15625
Second              6,404.4      1,105.9       219.0          .47             .46               32.44      24.63       .17850
Third               5,693.3      1,007.1       171.4          .36             .36               34.38      29.25       .17850
Fourth              6,013.2      1,007.6      (141.3)(6)     (.30)(6)        (.30)(6)           31.25      23.13       .17850
-----------------------------------------------------------------------------------------------------------------------------
YEAR              $24,594.3     $4,038.1     $ 358.4 (6)   $  .76 (6)     $   .75 (6)        $  34.38   $  22.56     $ .69175
=============================================================================================================================

(1) Includes after-tax restructuring and related charges of $29.2 million, or $.06 for both basic and diluted earnings per share (Note 3).
(2) Includes after-tax restructuring and related charges of $64.7 million, or $.14 for both basic and diluted earnings per share (Note 3).
(3) Includes after-tax restructuring and related charges of $52.5 million, or $.11 for both basic and diluted earnings per share (Note 3).
(4) Includes after-tax restructuring and related charges of $238.9 million, or $.50 for both basic and diluted earnings per share (Note 3).
(5) Includes after-tax restructuring and related charges of $385.3 million, or $.81 for both basic and diluted earnings per share (Note 3).
(6) Includes after-tax restructuring charges of $337.9 million, or $.72 and $.71 for basic and diluted earnings per share, respectively (Note 3).



                       55 ConAgra, Inc. 2000 Annual Report

RESPNSIBILITIES


INDEPENDENT AUDITORS' REPORT

THE STOCKHOLDERS AND BOARD OF DIRECTORS
CONAGRA, INC.

We have audited the accompanying consolidated balance sheets of ConAgra, Inc. and subsidiaries as of May 28, 2000, and May 30, 1999, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 28, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra, Inc. and subsidiaries as of May 28, 2000, and May 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended May 28, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 14, 2000
Omaha, Nebraska

THE CONDUCT OF OUR AFFAIRS

The major objectives of the company are expressed in terms of return on stockholders' equity and growth in trend line earning power. As we conduct ourselves in the pursuit of our existing businesses and in the growth of our businesses in an ethical and moral way, we must also fulfill our commitments to our government, to our society, and to ourselves as individuals. In one sense, ethics involves the point of view that suggests we live in a glass bowl, and we should feel comfortable with any actions we take, if they were shared publicly. Further, we will conduct our affairs within the law.

Should there be evidence of possible malfeasance on the part of any officer or member of management, each employee must feel the responsibility to communicate that to the appropriate party. This is a commitment that each of us must undertake and not feel that it is a high-risk communication, but that it is expected and, indeed, an obligation.

PRINCIPAL OFFICERS

The principal officers of the company include, among others, those listed on pages 58 and 59 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls, which protect the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records, which permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

AUDIT COMMITTEE OF THE BOARD

The Audit Committee of ConAgra's Board of Directors is composed entirely of outside directors and recommends the appointment of the company's independent public accountants. The Audit Committee meets regularly, and when appropriate separately, with the independent public accountants, the internal auditors, and financial management. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee.



                       56 ConAgra, Inc. 2000 Annual Report