Form 10-K405, Exhibit 13
period 2001-05-27
CONAGRA FOODS INC /DE/
filed 2001-08-24
CIK 23217

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION & ANALYSIS

Our discussion and analysis is intended to give our stockholders a summary of the major topics relevant to our financial performance and condition. This discussion should be read in conjunction with our financial statements and related notes beginning on page 41. Years cited in this discussion refer to ConAgra Foods' fiscal years.

2001 vs. 2000
                           BUSINESS SEGMENT HIGHLIGHTS

------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                FY 2001 Net Sales                 FY 2001 Operating Profit
------------------------------------------------------------------------------------------------------------
                                                                             % Change
                                                                              from FY
                                                                                2000
                                                                              excluding
                                               % Change                        FY 2000        % Change
                                                 from                       Restructuring       from
                                      $         FY 2000            $          Charges         FY 2000
------------------------------------------------------------------------------------------------------------
Packaged Foods                 $   8,681.7         14%          $  1,139.2          5%            47%
------------------------------------------------------------------------------------------------------------
Refrigerated Foods                13,212.1          3%               437.8        (11%)           36%
------------------------------------------------------------------------------------------------------------
TOTAL FOOD BUSINESS               21,893.8          7%             1,577.0         --             43%
------------------------------------------------------------------------------------------------------------
Agricultural Products              5,300.4          5%               281.0         (1%)          103%
------------------------------------------------------------------------------------------------------------
CONAGRA FOODS TOTAL            $  27,194.2          7%          $  1,858.0         --             50%
============================================================================================================

The business environment for the second half of fiscal 2001 reflected higher energy costs and a slowing economy. The company believes that both of these factors negatively impacted operating results for its three reporting segments in fiscal 2001.

Packaged Foods sales grew 14% for the fiscal year to reach $8,682 million, largely the result of the acquisition of brands including Chef Boyardee, Gulden's mustard, Bumble Bee tuna, Libby's, PAM and Louis Kemp from International Home Foods, Inc. (IHF) on August 24, 2000. The company invested significantly in numerous new and existing products in the shelf stable and frozen foods business units as part of its strategy to improve future sales growth. Changing inventory levels among its customer base resulted in slower orders, and therefore lower company sales, than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods sales were also impacted by growth for several key brands and product lines, most notably the company's foodservice-focused business unit which offers french fries, specialty meats, seafood and tortillas to this customer channel. The popcorn and meat snacks businesses were among the strongest performing large shelf-stable grocery operations for the year, posting significant sales gains. The company's frozen foods business unit posted an overall sales decline for the year, largely due to lower volumes of higher-priced products in the mix of products sold. Although numerous new frozen products were introduced in fiscal 2001, many of them had not reached a sufficient level of distribution early enough in the fiscal year to substantially benefit fiscal 2001 sales performance. The company's dairy operations, which include aerosol whipped topping, cheese, egg alternatives and tablespreads, posted a decline in sales reflecting the discontinuation of certain commodity cheese operations late in fiscal 2000 as well as a poor performance from its tablespreads business. The poor performance of the tablespreads business resulted from a highly competitive environment as well as unfavorable pricing of products in relation to butter for a large portion of the fiscal year.

Excluding brands acquired in the IHF acquisition, the major Packaged Foods retail brands which posted sales gains this fiscal year were Act II, Slim Jim, Swiss Miss, Reddi-wip and Egg Beaters, while Hunt's, Banquet, Marie Callender's, Healthy Choice, Wesson, Peter Pan, Blue Bonnet and Parkay posted sales declines.

Refrigerated Foods sales grew 3% for the year to reach $13,212 million, reflecting gains for the processed meat, fresh pork and fresh poultry operations. Processed meats sales reflect growth for large brands including Butterball, Armour, Eckrich, Cook's, Swift and Hebrew National. Sales for the segment's processed meats business grew partly in response to recently introduced new products, increased marketing support for new and existing products and distribution gains for some items. Fresh beef sales declined modestly compared to fiscal 2000, partly due to a loss of capacity from a fire which destroyed the Garden City, Kansas, processing facility during the fiscal year.

Agricultural Products sales increased 5% to $5,300 million for the year, reflecting sales gains for United Agri Products (UAP) and the ConAgra Trade Group. Sales for UAP were higher in fiscal 2001, despite an increasingly competitive environment. Sales for the ConAgra Trade Group largely reflect increased activity and volatility in some key trading sectors.

Other than IHF, the company made several small acquisitions and dispositions during fiscal 2001, the effect of which was negligible on the growth of total sales.

The company's cost of goods sold was $23,312 million for the fiscal year, compared to $22,183 million in fiscal 2000. Cost of goods sold for fiscal 2000 includes $223 million of restructuring-related charges. Gross profit (sales less cost of goods sold) for fiscal 2001 was 16% higher than that of fiscal 2000, and 9% higher excluding restructuring-related charges in fiscal 2000. Gross margin (gross profit as a percent of sales)

32 ConAgra Foods 2001 Annual Report
improved to 14.3%, primarily due to an improved mix of higher-margin products as a result of the acquisition of IHF, compared with 13.1% in fiscal 2000 and 14.0% in fiscal 2000 excluding restructuring charges. Higher energy and other input costs impeded gross margin growth, as did lower volumes of higher-margin products in the mix of products sold at UAP and the frozen foods business units.

Selling, general and administrative expenses (SG&A) increased 12% to $2,355 million for fiscal 2001, compared to $2,108 million in fiscal 2000. Excluding restructuring-related charges in fiscal 2000 of $76 million, SG&A expenses for fiscal 2001 increased 16% primarily as a result of the acquisition of IHF and substantially increased marketing investment. Advertising and promotion expense increased at a double-digit rate, reflecting the company's commitment to building for the future. SG&A expenses were 9% of sales during fiscal 2001, as compared to 8% for fiscal 2000.

Packaged Foods operating profit (earnings before interest, goodwill amortization, general corporate expense and income taxes) increased from $777 million in fiscal 2000 to $1,139 million in fiscal 2001, due primarily to restructuring and restructuring-related charges ("restructuring charges") recognized in fiscal 2000 which did not recur in fiscal 2001. Excluding restructuring charges of $310 million in fiscal 2000, operating profit grew 5%, largely the result of the acquisition of brands including Chef Boyardee, Gulden's mustard, Bumble Bee tuna, Libby's, PAM, Louis Kemp, and others early in the fiscal year. The company's introduction of and investment in many new products in the shelf-stable and frozen foods business units slowed the growth of the Packaged Foods profit for the year. Changing inventory levels among the company's customer base, which resulted in slower orders, also resulted in lower profits than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods profit results were also impacted by growth for several key brands and product lines, as described above in the discussion of Packaged Foods sales. The company's frozen foods business unit and the company's dairy operations posted overall profit declines for the year, for the reasons provided above in the discussion of Packaged Foods sales.

Refrigerated Foods operating profit increased from $323 million in fiscal 2000 to $438 million in fiscal 2001 due to restructuring charges recognized in fiscal 2000 which did not recur in fiscal 2001. Excluding restructuring charges of $168 million in fiscal 2000, operating profit decreased 11%, resulting in part from increased marketing support for new and existing products. In addition, higher input costs for the company's fresh beef and pork operations, and difficult industry conditions for the fresh poultry operations also contributed to the segment's operating profit decrease. Fiscal 2000 showed unusually strong profits for the company's fresh beef and pork operations during that year, making difficult comparisons in those business units for most of fiscal 2001.

Agricultural Products operating profit increased from $139 million in fiscal 2000 to $281 million in fiscal 2001 due to restructuring charges recognized in fiscal 2000 which did not recur in fiscal 2001. Excluding restructuring charges of $144 million in fiscal 2000, operating profit declined 1%, despite profit gains for ConAgra Food Ingredients and the ConAgra Trade Group. Overall segment profitability declined due to lower profits for UAP, which was negatively impacted by lower volumes of higher-margin orders in the mix of customer orders and expansion-related overhead.

The company's total operating profit for fiscal 2001 was $1,858 million as compared to $1,239 million in fiscal 2000. Excluding restructuring charges of $621 million in fiscal 2000, operating profit in fiscal 2001 was essentially flat compared to fiscal 2000.

During fiscal 2001, the company achieved $180 million of pre-tax cost savings as a result of the restructuring plan undertaken in fiscal 1999 and 2000. These cost savings, positively impacting the company's cost of goods sold and selling, general and administrative expenses, were more than offset by increased marketing expense, increased energy costs and weakness in operating results for some of the company's businesses.

For fiscal 2001, interest expense was $423 million, an increase of 39% over fiscal 2000 amounts, primarily due to financing required for the acquisition of IHF as well as greater working capital requirements. Also as a result of the acquisition of IHF, amortization of intangibles grew to $130 million in fiscal 2001 compared to $80 million in fiscal 2000.

Income before income taxes and cumulative effect of changes in accounting was $1,104 million in fiscal 2001 as compared to $618 million in fiscal 2000. Excluding fiscal 2000 restructuring charges of $621 million, income before income taxes and cumulative effect of changes in accounting declined 11%. The cumulative effect of changes in accounting for fiscal 2001 was a $44 million after-tax charge resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives. The effective tax rate for fiscal 2001 and fiscal 2000 was approximately 38%.

                                          ConAgra Foods 2001 Annual Report  33

Fiscal 2001 income before cumulative effect of changes in accounting was $683 million, or $1.33 per diluted share, compared to fiscal 2000 diluted earnings per share of $.80 ($1.60 per diluted share excluding restructuring charges). Fiscal 2001 net income was $639 million, or $1.24 per diluted share, compared with diluted earnings per share of $.80 in fiscal 2000, and diluted earnings per share of $1.60 excluding restructuring charges.

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing includes restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at its United Agri Products, Inc. subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. That investigation, and an informal inquiry by the staff of the Securities and Exchange Commission, are continuing. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves.

2000 vs. 1999

In 1999, ConAgra Foods announced Operation Overdrive, a series of initiatives designed to accelerate growth in sales and profit by aligning the company's resources by customer channel, increasing investment in brands and market position and removing excess costs and capital. The implementation of Operation Overdrive contributed to the performance of all of the company's business segments in 2000, most notably through cost savings and efficiency gains. A portion of the cost savings associated with Operation Overdrive has been reinvested, as planned, in ConAgra Foods' marketing programs in an effort to build for the future. ConAgra Foods expects this trend of increased marketing investment to continue in the foreseeable future.

                           BUSINESS SEGMENT HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------------
                                                                FY 2000 Operating
                                                                Profit Excluding
                                                                 Restructuring                   FY 2000
DOLLARS IN MILLIONS               FY 2000 Net Sales                  Charges                Operating Profit
-------------------------------------------------------------------------------------------------------------------
                                           % Change                      % Change                     % Change
         Segment                              From                         From                          From
                                $            FY 1999          $           FY 1999              $        FY 1999
-------------------------------------------------------------------------------------------------------------------
Packaged Foods              $   7,610.9          3%        $  1,086.9         11%        $    777.4        (17%)
-------------------------------------------------------------------------------------------------------------------
Refrigerated Foods             12,880.8          8%             490.9         33%             322.9      2,946%
-------------------------------------------------------------------------------------------------------------------
TOTAL FOOD BUSINESS            20,491.7          6%           1,577.8         17%           1,100.3         16%
-------------------------------------------------------------------------------------------------------------------
Agricultural Products           5,042.9         (9%)            282.6         (9%)            138.7        (48%)
-------------------------------------------------------------------------------------------------------------------
CONAGRA FOODS TOTAL         $  25,534.6          3%        $  1,860.4         12%        $  1,239.0          2%
-------------------------------------------------------------------------------------------------------------------

Packaged Foods sales grew 3% for the fiscal year to reach $7,611 million, largely the result of gains in the segment's french fry and specialty meat operations, both of which focus on the foodservice channel. Sales growth was also impacted by gains for the company's shelf-stable grocery snack products, including Slim Jim, Orville Redenbacher's, Act II and Hunt's Snack Pack, as well as some of the company's significant frozen foods brands, specifically Banquet and Marie Callender's. Segment sales growth was slowed by declines for Wesson, Healthy Choice and commodity cheese operations. Sales declines for commodity cheese were expected as ConAgra Foods divested commodity cheese assets during the fiscal year.

Refrigerated Foods sales grew 8% for the year to reach $12,881 million, reflecting gains for the beef, pork, poultry and processed meat operations. Strong consumer demand improved the segment's sales growth, as did the company's increased emphasis on value-added products and increased marketing investment. The best-performing brands for 2000 in the segment's processed meat operations included Butterball, Cook's, Eckrich and Hebrew National.

Agricultural Products sales declined 9% to $5,043 million for the year, mostly due to the impact of lower grain volumes and prices on ConAgra's Trade Group. Sales for UAP, the segment's largest sales contributor, were essentially flat for the year.

ConAgra Foods' cost of goods sold for 2000 includes $223 million of restructuring-related charges resulting in a consolidated gross profit of $3,352 million in 2000. Cost of goods sold in 1999 did not include any restructuring-related charges. Excluding restructuring-related charges, overall gross profit (sales less cost of goods sold) grew 8% to $3,575 million and gross margin (gross profit as a percent of sales) improved to 14%, as compared to 13% in 1999, primarily due to increased food volumes, improved sales of higher-margin products, more efficient processes, and favorable industry conditions for the beef operations. Although all of the company's business segments reported an increase in gross margin, fresh beef and pork operations experienced the largest increases. Due to declines in sales, gross profit for the Agricultural Products segment declined modestly compared to last year, although gross margin for the segment improved due to more efficient operations. ConAgra Foods' gross margin has steadily grown over the last few years, reflecting improved sales of higher-margin products and efficiency gains.

Selling, general and administrative (SG&A) expenses for 2000 include $76 million of restructuring-related charges resulting in consolidated SG&A expenses of $2,108 million. SG&A of $1,911 million in 1999 did not include any restructuring-related charges. Excluding restructuring-related charges, SG&A expenses increased 6% to $2,032 million, primarily as a result of increased investment in Operation Overdrive-related personnel, services and marketing support. Advertising and promotion expense increased at a double-digit rate, reflecting the company's commitment to building for the future. SG&A expenses were 8% of sales during 2000, unchanged compared to 1999.

34  ConAgra Foods 2001 Annual Report

Packaged Foods operating profit for 2000 decreased 17% to $777 million due to increased restructuring and restructuring-related charges compared to fiscal 1999. Excluding restructuring and restructuring-related charges ("restructuring charges"), operating profit grew 11% to $1,087 million as the segment's french fry and specialty meat businesses, which are focused on the foodservice channel, posted improvement in profitability. Gains were also made in the frozen foods and grocery products businesses; profit growth in frozen foods was primarily driven by growth for Banquet and Marie Callender's, while growth for the grocery products division was mostly the result of gains for Hunt's pudding products as well as other snack items, including Slim Jim and Act II. Volume and profit declines for Healthy Choice, certain non-core nonperishable products, and commodity cheese operations slowed the rate of overall segment operating profit growth. In addition to sales gains and improved sales of higher-margin products, cost savings and efficiency gains favorably impacted operating profit growth.

Operating profit for Refrigerated Foods grew to $323 million in 2000 due to significantly lower restructuring charges. Excluding restructuring charges, operating profit grew 33% to $491 million as results for beef and pork showed significant improvement over the prior year. Strong consumer demand for fresh red meat as well as operating improvements drove the profitability gains for beef and pork. Processed meat profitability improved over last year due to increased volumes and operating efficiencies. Butterball, Cook's, Eckrich and Hebrew National were the strongest performing processed meat brands. Profitability for poultry declined compared to last year, mostly as a result of unfavorable industry conditions due to oversupply of poultry inventories.

Agricultural Products operating profit for 2000 declined 48% to $139 million due primarily to increased restructuring charges. Excluding restructuring charges, operating profit declined 9% to $283 million, as lower grain volumes and prices negatively influenced the results for the ConAgra Trade Group. Profits for UAP and the company's grain processing business increased for the year, primarily due to operating improvements.

ConAgra Foods' total operating profit for 2000 grew 2% to $1,239 million. Excluding restructuring charges, operating profit grew 12% to $1,860 million.

As part of Operation Overdrive, the company implemented restructuring initiatives that resulted in pre-tax total charges of $621 million and $441 million during 2000 and 1999, respectively. These restructuring initiatives were part of the company's efforts to improve margins by streamlining operations and becoming more efficient. When originally announced in May of 1999, the restructuring plan was expected to span three fiscal years and result in total charges of up to $1,300 million. However, during 2000, ConAgra Foods accelerated the implementation of the restructuring plan. Accordingly, ConAgra Foods incurred the final charges associated with its restructuring plan during 2000, thus completing its restructuring plan in two fiscal years with restructuring plan charges (2000 and 1999) totaling less than $1,100 million. On both a pre-tax and after-tax basis, less than 20% of these charges result in cash outlays.

Total pre-tax cost savings associated with the restructuring plan are currently projected to approximate $180 million in each of the next two fiscal years, while 2000 cost savings approximated $100 million. These actual and planned cost savings are primarily a result of reducing duplicative efforts, lowering employee-related expenses and, to a lesser degree, reducing future depreciation and amortization costs. Accordingly, these cost savings positively impact ConAgra Foods' cost of goods sold and selling, general and administrative expenses line items within its consolidated statements of earnings.

The following is a breakdown of the restructuring and restructuring-related charges by segment and category for 2000.


---------------------------------------------------------------------
                         Packaged  Refrigerated  Agricultural
Dollars in millions        Foods      Foods      Products      Total
---------------------------------------------------------------------
Restructuring/Impairment
  charges                $ 109.9     $ 131.3     $   81.0     $ 322.2
Accelerated Depreciation   128.2        10.9            -       139.1
Inventory Markdowns         46.2        11.2         57.1       114.5
Other                       25.2        14.6          5.8        45.6
---------------------------------------------------------------------
Total                    $ 309.5     $ 168.0     $  143.9     $ 621.4
---------------------------------------------------------------------

Of the $621 million of pre-tax charges incurred in 2000, $223 million is included in cost of goods sold, $76 million is included in SG&A expense, and the remaining $322 million is reflected as restructuring and impairment charges on ConAgra Foods' consolidated statements of earnings.

In 2000, the pre-tax charges of $621 million reduced net income by $385 million, or $.81 per diluted share. Essentially all of the restructuring charges in 2000 resulted in a tax benefit. Of the pre-tax charges incurred in 2000, $154 million represents a cash expense. Reflecting the tax deductibility of these cash expenses, the after-tax cash expense related to the 2000 charges totals $95 million.

Of the $441 million of pre-tax charges incurred in 1999, $39 million related to the Packaged Foods segment, $359 million related to the Refrigerated Foods segment, and $43 million related to the Agricultural Products segment. The $441 million charge is classified as restructuring and impairment charges in ConAgra Foods' consolidated statements of earnings.

                                           ConAgra Foods 2001 Annual Report 35

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

For 2000, interest expense was $304 million, a decline of $13 million, or 4%, over the prior year, primarily due to better management of accounts receivable, inventory and capital expenditures. During the fourth quarter of 2000, interest expense grew compared to the fourth quarter of 1999 due to higher interest rates, as well as a debt-financed acquisition that was completed in January of 2000.

Income before income taxes declined 3% to $618 million in 2000 as a result of increased restructuring charges. Excluding restructuring charges, income before income taxes grew 15% to $1,239 million. The effective tax rate for 2000 was 38% both before and after the impact of restructuring charges. Net income in 2000 reached $382 million, or $.80 per diluted share, a 16% increase as compared to 1999. Excluding restructuring charges, net income was $768 million, or $1.60 per diluted share, representing 14% growth in diluted earnings per share over 1999.

Financial Condition and Cash Flow

ACQUISITION OF INTERNATIONAL HOME FOODS--Management's discussion and analysis of the company's financial condition and cash flow for fiscal 2001 reflects the acquisition of IHF, which was completed on August 24, 2000. In this transaction, the company assumed approximately $1.1 billion of IHF debt, paid approximately $875 million in cash, which was financed with short-term credit facilities, and issued company common stock valued at approximately $850 million for a total purchase price of approximately $2.8 billion.

CAPITAL RESOURCES--The company's earnings are generated principally from its capital investment, which consists of working capital (current assets less current liabilities) plus all noncurrent assets. Capital investment is financed with stockholders' equity, long-term debt and other noncurrent liabilities.

Capital Investment

-----------------------------------------------------------------
DOLLARS IN MILLIONS            2001        2000    % Change
-----------------------------------------------------------------
Working capital            $    427.0   $   394.5       8%
-----------------------------------------------------------------
Property, plant and
  equipment, net              3,884.7     3,584.0       8%
Intangible assets, net        4,840.2     2,366.0     105%
Other noncurrent assets         393.3       386.7       2%
-----------------------------------------------------------------
Total noncurrent assets       9,118.2     6,336.7      44%
-----------------------------------------------------------------
Capital investment          $ 9,545.2   $ 6,731.2      42%
-----------------------------------------------------------------

During 2001, capital investment increased $2.8 billion, or 42%, primarily as a result of the acquisition of IHF. Investments in property, plant and equipment, including acquisitions, totaled $890 million. The investments were offset by $462 million of depreciation expense and net asset retirements of $127 million.

Intangible assets are primarily brands and goodwill related to acquisitions. The brands represent valuable assets with significant marketplace acceptance. Intangible asset amortization was $130 million in 2001 and $80 million in 2000.

The company financed its capital investment as shown in the following table:

Capitalization

-------------------------------------------------------------------
DOLLARS IN MILLIONS           2001        2000     % Change
-------------------------------------------------------------------
Senior long-term debt      $ 3,359.5   $ 1,816.8     85%
Other noncurrent
  liabilities                  927.5       750.7     24%
Subordinated
  long-term debt               750.0       750.0       -
Subsidiary's preferred
  securities                   525.0       525.0       -
Common stockholders'
  equity                     3,983.2     2,888.7     38%
-------------------------------------------------------------------
Total capitalization       $ 9,545.2   $ 6,731.2     42%
-------------------------------------------------------------------

On September 15, 2000, the company issued $1.65 billion of senior notes, comprised of $600 million of 7.5% senior notes, due September 15, 2005, $750 million of 7.875% senior notes, due September 15,

36  ConAgra Foods 2001 Annual Report

2010, and $300 million of 8.25% senior notes, due September 15, 2030. The net proceeds were used to reduce outstanding borrowings under short-term credit facilities used, and the senior secured notes assumed, as part of the IHF acquisition.

Other noncurrent liabilities increased $177 million primarily as a result of the acquisition of IHF. Other noncurrent liabilities consist of postretirement health care and pension benefits, and, to a lesser extent, reserves for estimated legal and environmental liabilities Beatrice Company incurred before its acquisition by ConAgra Foods, and deferred income taxes. It will require a number of years to resolve remaining issues related to the Beatrice liabilities. Resolution over time will use cash, but is not expected to affect earnings adversely because ConAgra Foods believes reserves are adequate.

The company considers purchasing shares of its common stock on the open market to replace shares issued for employee incentive and benefit programs and smaller acquisitions accounted for as purchases if such issuances will dilute earnings per share. In 2001, ConAgra Foods made no purchases of its common stock on the open market. Common stockholders' equity increased $1.1 billion in 2001 primarily because net income and the value of shares issued exceeded cash dividends declared and the foreign currency translation adjustment.

CASH FLOW--Cash provided by operating activities was $125 million in 2001, compared to $691 million in 2000. The decrease in 2001 versus 2000 was primarily the result of lower net income (excluding non-cash restructuring charges recognized in fiscal 2000), higher receivables and inventory in the Agricultural Products and Packaged Foods reporting segments, and lower advances on sales in the Agricultural Products reporting segment. These changes were offset, in part, by higher accounts payable and accrued expenses, mainly in the Agricultural Products and Packaged Foods reporting segments. Depreciation and amortization increased $56 million in 2001 as compared to 2000, primarily as a result of the IHF acquisition.

Cash provided by operating activities was $691 million in 2000, compared to $1,180 million in 1999. The decrease in 2000 versus 1999 was primarily the result of lower advances on sales in Agricultural Products and Refrigerated Foods, offset in part by a lower level of receivables increases, mainly in Agricultural Products. The restructuring and restructuring-related charges did not have a significant impact on cash flow in 2000. Depreciation and amortization increased $37 million in 2000 as compared to 1999.

Cash used for investing activities was $1,568 million in 2001. The company invested $560 million in property, plant and equipment, and its investment in businesses acquired, net of disposals, totaled $982 million in 2001. This was primarily a result of the acquisition of IHF.

Cash used for investing activities was $811 million in 2000. ConAgra Foods invested $539 million in property, plant and equipment, and its investment in businesses acquired, net of disposals, totaled $236 million in 2000. This was mainly due to the $360 million acquisition of the assets of Seaboard Farms.

Cash used for investing activities was $1,010 million in 1999. ConAgra Foods invested $662 million in property, plant and equipment, and its investment in businesses acquired, net of disposals, totaled $373 million in 1999. This was mainly due to the $400 million acquisition of the tablespreads and Egg Beaters business.

In 2002, the company expects to invest $525 million to $550 million in additions to property, plant and equipment of present businesses. Capital projects in 2001 and planned for 2002 are broadly based investments in modernization, efficiency and capacity expansion.

Cash provided by financing activities in 2001 was $1,484 million. The company increased short-term borrowings $1,422 million and long-term borrowings $1,664 million, largely as a result of the IHF acquisition. In 2001, the company repaid approximately $1,114 million of debt related to the IHF acquisition. The dividend rate per share was up 11% in 2001 over the prior year, and the remaining increase in cash dividends paid was caused by a larger number of shares outstanding, primarily issued for the IHF acquisition. No shares were repurchased in 2001.

Cash provided by financing activities in 2000 was $215 million. ConAgra Foods increased short-term borrowings $403 million and accounts receivable sold by $165 million. Cash dividends paid totaled $375 million, up 20% due to the dividend rate per share being up 14% in 2000 over the prior year and an increase of shares outstanding, mainly issued for acquisitions. No shares were repurchased in 2000.

Cash used for financing activities in 1999 was $215 million. The company issued $595 million of senior notes. Long-term debt repayments totaled $70 million in 1999, and ConAgra Foods reduced the amount of short-term borrowings backed by long-term credit agreements, and classified as long-term, by $532 million. Accounts receivable sold increased by $126 million during 1999. Cash dividends paid totaled $312 million, up 19%. The dividend rate per share was up 14% in 1999 over the prior year, and the remaining increase was caused by a larger number of shares outstanding, mainly issued for acquisitions. The cost of stock repurchased in 1999 totaled $31 million. Short-term debt decreased slightly during 1999.

FINANCING OBJECTIVES--The company's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue its growth objectives. This is defined as using appropriate levels

                                           ConAgra Foods 2001 Annual Report 37
of equity and long-term debt to finance noncurrent assets and permanent working capital needs. Short-term debt is used to finance liquid and seasonal asset requirements.

The company will generally maintain a current ratio greater than 1.0, which will result in current assets being greater than current liabilities. On occasion, the company has the opportunity to lock in attractive costs of long-term debt. If the company refinances short-term debt into long-term debt, long-term debt as a percent of total capital will increase, and there will be a corresponding improvement in the current ratio.

The company normally utilizes senior long-term debt at a rate not exceeding 30% of total capital. In addition to long-term debt, the company utilizes short-term debt to finance working capital requirements.

ConAgra Foods' policy has been to temporarily exceed the self-imposed 30% limit for a major strategic purpose that is intended to create value for shareholders. In management's view, the fiscal 2001 acquisition of IHF, which substantially increased the company's earnings potential and its debt level, represented such an opportunity. The company also considers it appropriate to exceed the 30% limit in the case of refinancing short-term debt into long-term debt, provided that long-term rates are such that it is advantageous for the company to structure its financing in that manner. In the event of a large acquisition or specific financing opportunity, the company expects senior long-term debt to be no more than 50% of total capital.

ConAgra Foods has access to a wide variety of financing markets. Public debt offerings and private debt placements provide long-term financing. At the end of 2001, ConAgra Foods' senior debt ratings were BBB+ (Fitch), Baa1 (Moody's), and BBB+ (Standard & Poor's), all investment grade ratings.

Short-term credit is provided by the sale of commercial paper and bank financing. Commercial paper borrowings are backed by multiyear bank credit facilities. During 2001, short-term borrowings continued at interest rates below the prime rate. Short-term debt averaged $3.4 billion in 2001 compared to $2.7 billion in 2000, excluding short-term borrowings classified as long-term. Higher working capital requirements for most of the year, due in part to the IHF acquisition, caused the increase in short-term debt. The company uses cancelable and noncancelable leases in its financing activities, particularly for transportation equipment. In 2001, cancelable lease expense was $167 million versus $189 million in 2000, and noncancelable lease expense was $120 million versus $97 million in 2000.

To maintain a conservative financial position, ConAgra Foods focuses on cash flow as well as its balance sheet. The company's plans generate cash flow sufficient to meet financing obligations, maintain capital investment, and pay stockholder dividends even if a severe and unexpected decline in earnings occurs. This measure of cash-flow adequacy provides an effective tool for managing the company's leverage.

ASSET LIQUIDITY--Many of the company's businesses are current asset intensive. Inventory and accounts receivable were 1.7 and 1.5 times net property, plant and equipment at the end of 2001 and 2000, respectively. The seasonal nature and liquidity of the company's current asset investments result in significant use of short-term debt. From time to time, ConAgra Foods also obtains product financing for certain commodity inventories, classified as advances on sales, in the Consolidated Balance Sheets.

The company's current ratio (current assets divided by current liabilities) was
1.06 to 1 at the end of 2001 and 1.07 to 1 at the end of 2000. ConAgra Foods' consolidated current ratio is a composite of various current ratios appropriate for its individual businesses. The company focuses more on appropriate use of short-term debt and trade credit financing than on the absolute level of its current ratio. Some of the company's businesses are able to generate substantial trade credit that does not result in financing costs.

MARKET RISK--The principal market risks affecting the company are exposure to changes in commodity or energy prices and interest rates on debt. While ConAgra Foods does have international operations, and operates in international markets, it considers its market risk in such activities to be immaterial.

COMMODITIES--ConAgra Foods operates in many areas of the food industry, from basic agricultural inputs to the production and sale of branded consumer products. As a result, the company uses various raw materials, many of which are commodities. Raw materials are generally available from several different sources, and the company presently believes that it can obtain them as needed.

Commodities are subject to price fluctuations that may create price risk. Generally, it is the company's intent to hedge commodities in order to mitigate this price risk. While this may tend to limit the company's ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices. ConAgra Foods has established policies that limit the amount of unhedged inventory positions permissible for its operating companies. Each operating company is limited to a dollar risk exposure, which is monitored to ensure compliance.

ConAgra Foods typically purchases certain commodities such as wheat, corn, oats, soybeans, soybean meal, soybean oil, cattle and hogs for use in its processing businesses. In addition, the company purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil and oats in its trading businesses. The commodity price risk associated with these activities can be hedged by selling (or buying) the

38 ConAgra Foods 2001 Annual Report
underlying commodity, or by using an appropriate derivative commodity instrument. The particular hedging instrument used by ConAgra Foods depends on a number of factors, including availability of appropriate derivative instruments. ConAgra Foods utilizes exchange-traded futures and options as well as non-exchange-traded derivatives, in which case the company monitors the amount of associated counterparty credit risk.

The following table presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each month-end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The underlying commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Fair Value

-----------------------------------------------------------------
DOLLARS IN MILLIONS                       2001       2000
-----------------------------------------------------------------
Processing Businesses
   Grains/Food
     High                               $  60.1    $  38.0
     Low                                   28.6       24.3
     Average                               41.3       30.2
   Meats
     High                                  90.9       49.5
     Low                                    5.0       22.8
     Average                               30.4       34.5
Trading Businesses
   Grains
     High                                  32.3       18.6
     Low                                   12.4       11.1
     Average                               19.2       15.7
   Meats
     High                                  14.7        7.6
     Low                                    0.3        1.2
     Average                                5.1        3.1
-----------------------------------------------------------------

ENERGY--ConAgra Foods' operating companies incur substantial energy costs in their manufacturing facilities and incur higher operating expenses as a result of increases in energy costs. The company takes positions in commodities used in its operations to partially offset adverse price movements in energy costs, primarily natural gas and electricity. In addition, ConAgra Foods' energy subsidiary may trade derivative commodity and financial instruments when markets are favorable for such activity. Trading is limited in terms of maximum dollar exposure and monitored to ensure compliance with these limits. Exchange-traded derivative commodity instruments and non-exchange-traded swaps and options are used. ConAgra Foods monitors the amount of associated counterparty credit risk for non-exchange-traded transactions.

The following presents one measure of market risk exposure using sensitivity analysis. Market risk exposure is defined as the change in the fair value of the derivative commodity and financial instruments assuming a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. Fair value was determined using quoted market prices, if available, and was based on the subsidiary's net derivative position by commodity at each month-end during the fiscal year. The market risk exposure analysis excludes the anticipated energy requirements or physical delivery commitments that are being hedged by these instruments.

Effect of 10% Change in Fair Value


-----------------------------------------------------------------
DOLLARS IN MILLIONS                        2001       2000
-----------------------------------------------------------------
Energy
   High                                  $  7.9     $  5.6
   Low                                      0.7        0.2
   Average                                  2.7        2.0
-----------------------------------------------------------------

INTEREST RATES--ConAgra Foods has used interest rate swaps to hedge adverse interest rate changes on a portion of its short-term debt. The company did not enter into any interest rate swaps in fiscal 2001. During 2000 these swaps effectively changed the interest rate on a portion of short-term debt from a variable rate to a fixed rate, thus reducing the company's exposure to interest rate risk. The average short-term debt covered by swaps was $380 million for 2000. A one hundred basis-point change in interest rates on average short-term borrowings would have impacted net interest expense by $24.7 million for 2000.

FOREIGN OPERATIONS--Transactions denominated in a currency other than an entity's functional currency are generally hedged to reduce market risk. ConAgra Foods principally uses non-exchange-traded contracts to effect this coverage. Market risk on such transactions is not material to the company's results of operations or financial position. ConAgra Foods' market risk from translation of foreign-based entities' annual profit and loss, and from amounts permanently invested in foreign subsidiaries, is not material.

ACCOUNTING CHANGES--In the fourth quarter of fiscal 2001, in connection with the company's assessment of the guidance in Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, and its consideration of recent Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) issues, the

                                            ConAgra Foods 2001 Annual Report 39
company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives.

The company's method of accounting for revenue recognition, relating to the shipping terms for certain of its product sales, was changed from recognition when title and risk of loss to finished product passed upon shipment to customers, to recognition of revenue for these sales when title and risk of loss transfer to customers upon delivery. Previously, the company had recognized revenue in accordance with its interpretation of Statement of Financial Accounting Concepts No. 5, RECOGNITION AND MEASUREMENT IN FINANCIAL STATEMENTS OF BUSINESS ENTERPRISES.

The company's method of accounting for sales incentives provided to retailers was changed from recognition of expense over the period of expected future benefit, to recognition of the costs at the later of the date the related sale is recorded or the sales incentive is offered to the retailer.

The company's method of accounting for coupons and related consumer sales incentives was changed from recognition of expense over the expected redemption period of the sales incentive, to recognition of the costs as a reduction in net sales at the later of the date the related sale is recorded or the sales incentive is offered.

Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, is effective for the company in the first quarter of fiscal 2002. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The standard requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if so designated, the type of hedge transaction. The company estimates the adoption impact of this new standard will be a reduction of net income of $2 million and a reduction of other comprehensive income of $25 million in the company's first quarter of fiscal 2002. The adoption impact of the standard will be presented as a cumulative effect of change in accounting principle. Subsequent to adoption in fiscal 2002, the impact of the standard on the company's results will depend on the fair values of the company's derivatives and may result in increased volatility in the company's reported earnings.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In accordance with the guidance provided in EITF 00-25, ACCOUNTING FOR CONSIDERATION FROM A VENDOR TO A RETAILER IN CONNECTION WITH THE PURCHASE OR PROMOTION OF THE VENDOR'S PRODUCTS, beginning in the first quarter of fiscal 2002, the company will classify the costs associated with sales incentives provided to retailers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. This reclassification will have no impact on reported income before income taxes and cumulative effect of changes in accounting, net income or income-per-share amounts.

In June 2001, the FASB approved the issuance of SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. These standards, issued in July 2001, establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. These standards are effective for fiscal years beginning after December 15, 2001; however, early adoption is permitted. The company has not yet determined when it will adopt these standards. The company also has not quantified the impact resulting from the adoption of these standards.

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements in the Letter to Shareholders, business description and review sections, and Management's Discussion and Analysis within the meaning of the Private Securities Litigation Reform Act of 1995. The statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses are examples of factors, among others, that could cause results to differ materially from those described in the forward-looking statements.

40 ConAgra Foods Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS
ConAgra Foods, Inc. and Subsidiaries

                                                                                      For the fiscal years ended May
--------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS                                       2001              2000             1999
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $   27,194.2      $   25,534.6     $   24,844.4
Costs and expenses
   Cost of goods sold*                                                              23,311.7          22,182.9         21,540.5
   Selling, general and administrative expenses*                                     2,355.1           2,108.1          1,910.9
   Interest expense                                                                    423.3             303.8            316.6
   Restructuring/Impairment charges                                                        -             322.2            440.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                    26,090.1          24,917.0         24,208.8
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of changes in accounting            1,104.1             617.6            635.6
Income taxes                                                                           421.6             235.3            305.4
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting                               682.5             382.3            330.2
Cumulative effect of changes in accounting                                             (43.9)                -                -
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $      638.6      $      382.3     $      330.2
--------------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE - BASIC
   Income before cumulative effect of changes in accounting                     $       1.33      $        .80     $        .70
   Cumulative effect of changes in accounting                                           (.09)                -                -
--------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                   $       1.24      $        .80     $        .70
--------------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE - DILUTED
   Income before cumulative effect of changes in accounting                     $       1.33      $        .80     $        .69
   Cumulative effect of changes in accounting                                           (.09)                -                -
--------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                   $       1.24      $        .80     $        .69
--------------------------------------------------------------------------------------------------------------------------------

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


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ConAgra Foods, Inc. and Subsidiaries

                                                               For the fiscal years ended May
----------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                        2001              2000             1999
----------------------------------------------------------------------------------------------------
NET INCOME                                             $   638.6          $   382.3        $  330.2
----------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)
     Foreign currency translation adjustment               (17.6)             (37.2)            1.7
----------------------------------------------------------------------------------------------------
   COMPREHENSIVE INCOME                                $   621.0          $   345.1        $  331.9
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                             ConAgra Foods 2001 Annual Report 41

CONSOLIDATED BALANCE SHEETS
ConAgra Foods, Inc. and Subsidiaries

                                                                                                 May 27           May 28
-----------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                                                2001             2000
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                                    $   198.1        $   157.6
   Receivables, less allowance for doubtful accounts of $100.5 and $62.8                          1,605.4          1,241.5
   Inventories                                                                                    5,071.4          4,056.0
   Prepaid expenses                                                                                 487.7            404.8
-----------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                       7,362.6          5,859.9
-----------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment
   Land                                                                                             125.4            147.1
   Buildings, machinery and equipment                                                             5,776.9          5,430.3
   Other fixed assets                                                                               640.3            537.0
   Construction in progress                                                                         308.5            327.4
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  6,851.1          6,441.8
   Less accumulated depreciation                                                                 (2,966.4)        (2,857.8)
-----------------------------------------------------------------------------------------------------------------------------

     Property, plant and equipment, net                                                           3,884.7          3,584.0
-----------------------------------------------------------------------------------------------------------------------------
Brands, trademarks and goodwill, at cost less accumulated amortization of $878.7 and $748.3       4,840.2          2,366.0
Other assets                                                                                        393.3            386.7
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $16,480.8        $12,196.6
-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Notes payable                                                                                $ 2,677.1         $1,255.5
   Current installments of long-term debt                                                           123.1             20.6
   Accounts payable                                                                               2,289.8          2,042.5
   Advances on sales                                                                                349.0            912.7
   Accrued payroll                                                                                  249.7            258.9
   Other accrued liabilities                                                                      1,246.9            975.2
-----------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                  6,935.6          5,465.4
-----------------------------------------------------------------------------------------------------------------------------
Senior long-term debt, excluding current installments                                             3,359.5          1,816.8
Other noncurrent liabilities                                                                        927.5            750.7
Subordinated debt                                                                                   750.0            750.0
Preferred securities of subsidiary company                                                          525.0            525.0
Commitments and contingencies
Common stockholders' equity
   Common stock of $5 par value, authorized 1,200,000,000 shares;
     issued 565,337,949 and 524,137,617                                                           2,826.7          2,620.7
   Additional paid-in capital                                                                       682.5            147.5
   Retained earnings                                                                              1,534.8          1,345.3
   Accumulated other comprehensive income                                                          (120.7)          (103.1)
   Less treasury stock, at cost, common shares of 28,270,610 and 31,925,505                        (672.9)          (760.2)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  4,250.4          3,250.2
   Less unearned restricted stock and value of 12,787,862 and 15,246,068
     common shares held in Employee Equity Fund                                                    (267.2)          (361.5)
-----------------------------------------------------------------------------------------------------------------------------
       Total common stockholders' equity                                                          3,983.2          2,888.7
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $16,480.8        $12,196.6
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ConAgra Foods 2001 Annual Report   42

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
ConAgra Foods, Inc. and Subsidiaries

                                                             For the fiscal years ended May
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated             EEF*
                                                               Additional                 Other               Stock
                                           Common     Common     Paid-in    Retained Comprehensive  Treasury   and
COLUMNAR AMOUNTS IN MILLIONS               Shares     Stock      Capital    Earnings      Income      Stock   Other        Total
----------------------------------------   ------   ---------   ---------   --------  ------------ ---------  ------    ----------
BALANCE AT MAY 31, 1998                     519.4   $ 2,597.1   $  320.0    $ 1,321.2   $ (67.6)   $(705.2)  $(643.0)   $  2,822.5
Shares issued
   Stock option and incentive plans            .2         1.1        1.8                                .5                     3.4
   EEF*: stock option, incentive and
     other employee benefit plans                                   13.6                                        62.3          75.9
   Fair market valuation of EEF shares                            (116.4)                                      116.4           -
   Acquisitions                                                       .4                               2.2                     2.6
Shares acquired for incentive plans                                                                  (47.6)      1.5         (46.1)
Shares retired                                                                    (.2)                  .2                     -
Foreign currency translation adjustment                                                     1.7                                1.7
Dividends declared
   Common stock, $.69175 per share                                             (324.9)                                      (324.9)
   Pooled companies                                                              (1.2)                                        (1.2)
Net income                                                                      330.2                                        330.2
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 30, 1999                     519.6     2,598.2      219.4      1,325.1     (65.9)    (749.9)   (462.8)      2,864.1
Shares issued
   Stock option and incentive plans            .5         2.4        2.5                                .4                     5.3
   EEF*: stock option, incentive and
     other employee benefit plans                                    9.4                                        26.1          35.5
   Fair market valuation of EEF shares                             (70.0)                                       70.0           -
   Acquisitions                               4.0        20.1      (13.7)        13.4                                         19.8
Shares acquired for incentive plans                                  (.1)                            (10.7)      5.2          (5.6)
Foreign currency translation adjustment                                                   (37.2)                             (37.2)
Dividends declared
   Common stock, $.789 per share                                               (375.5)                                      (375.5)
Net income                                                                      382.3                                        382.3
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                     524.1     2,620.7      147.5      1,345.3    (103.1)    (760.2)   (361.5)      2,888.7
Shares issued
   Stock option and incentive plans            .2          .9         .8                              89.0                    90.7
   EEF*: stock option, incentive and
     other employee benefit plans                                  (54.2)                                       32.2         (22.0)
   Fair market valuation of EEF shares                             (54.7)                                       54.7           -
   Acquisitions                              41.0       205.1      643.2                                                     848.3
Shares acquired for incentive plans                                  (.1)          .1                 (1.7)      7.4           5.7
Foreign currency translation adjustment                                                   (17.6)                             (17.6)
Dividends declared
   Common stock, $.879 per share                                               (449.2)                                      (449.2)
Net income                                                                      638.6                                        638.6
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 27, 2001                     565.3   $ 2,826.7   $  682.5    $ 1,534.8   $(120.7)   $(672.9)  $(267.2)   $  3,983.2
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

* Employee Equity Fund (Note 12)


                                           ConAgra Foods 2001 Annual Report 43

CONSOLIDATED STATEMENTS OF CASH FLOWS
ConAgra Foods, Inc. and Subsidiaries


                                                                                          For the fiscal years ended May
-------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                                       2001           2000           1999
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                            $    638.6      $   382.3     $    330.2
   Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and other amortization                                                 498.7          473.1          430.4
       Goodwill amortization                                                                94.2           63.4           69.4
       Restructuring and other restructuring-related charges (including
         accelerated depreciation)                                                           -            621.4          440.8
       Cumulative effect of changes in accounting                                           43.9            -              -
       Other noncash items (includes nonpension postretirement benefits)                   175.5           49.9           87.8
       Change in assets and liabilities before effects from business combinations
         Receivables                                                                      (410.8)          69.9         (176.9)
         Inventories and prepaid expenses                                                 (597.3)        (325.3)        (149.5)
         Accounts payable and accrued liabilities                                         (318.2)        (643.7)         147.3
-------------------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM OPERATING ACTIVITIES                                        124.6          691.0        1,179.5
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Additions to property, plant and equipment                                             (559.7)        (539.3)        (662.3)
   Payment for business acquisitions                                                    (1,107.2)        (390.1)        (421.9)
   Sale of businesses and property, plant and equipment                                    125.3          154.6           48.5
   Notes receivable and other items                                                        (26.5)         (36.6)          25.5
-------------------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM INVESTING ACTIVITIES                                     (1,568.1)        (811.4)      (1,010.2)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Net short-term borrowings                                                             1,421.5          402.7          (22.7)
   Proceeds from issuance of long-term debt                                              1,663.7           33.1          595.2
   Repayment of long-term debt                                                             (21.7)         (32.6)        (602.5)
   Changes in amounts sold under the accounts receivable securitization, net               (77.0)         165.0          125.5
   Cash dividends paid                                                                    (452.4)        (375.0)        (312.4)
   Repayment of acquired company's debt                                                 (1,114.3)           -              -
   Other items                                                                              64.2           22.0            2.0
-------------------------------------------------------------------------------------------------------------------------------
           NET CASH FLOWS FROM FINANCING ACTIVITIES                                      1,484.0          215.2         (214.9)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        40.5           94.8          (45.6)
Cash and cash equivalents at beginning of year                                             157.6           62.8          108.4
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              $    198.1      $   157.6     $     62.8
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ConAgra Foods 2001 Annual Report 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ConAgra Foods, Inc. and Subsidiaries


Years ended May 27, 2001, May 28, 2000, and May 30, 1999
COLUMNAR AMOUNTS IN MILLIONS EXCEPT PER-SHARE AMOUNTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FISCAL YEAR - The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods for fiscal years 2001, 2000 and 1999.

The accounts of two wholly-owned subsidiaries, ConAgra Fertilizer Company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of ConAgra Foods, Inc. and all majority-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities are included in the financial statements on the basis of the equity method of accounting. All significant intercompany investments, accounts and transactions have been eliminated.

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

LONG-LIVED ASSETS AND INTANGIBLE ASSETS - Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

     Buildings                          15 - 40 years
     Machinery and equipment             5 - 20 years
     Other fixed assets                  5 - 15 years

Goodwill, brands and trademarks are amortized using the straight-line method, principally over a period of 40 years.

The company assesses the recoverability of long-lived assets and associated goodwill, as well as certain identifiable intangibles, whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, an impairment loss is recognized based on the difference between the fair value and carrying value of the assets.

Recoverability of goodwill not associated with long-lived assets is evaluated based on management's estimates of future undiscounted operating income associated with the acquired business.

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

COMMODITY CONTRACTS - The company uses commodity futures and option contracts, swaps and forward contracts to reduce the risk of price fluctuations in various commodities traded or used in its businesses. In the trading businesses, commodity contracts are marked-to-market and the related gains or losses are recorded in the statement of earnings. The company's processing businesses reflect commodity contract gains and losses as adjustments to the basis of underlying hedged commodities purchased; gains or losses are recognized in the statement of earnings as a component of cost of goods sold upon sale of the hedged commodity.

In general, derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Changes in market values of derivative instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Deferred gains or losses related to any instrument 1) designated but ineffective as a hedge of existing assets, liabilities or firm commitments, or 2) designated as a hedge of an anticipated transaction which is no longer likely to occur, are recognized immediately in the statement of earnings.

Cash flows related to derivative financial instruments are classified in the statements of cash flows in a manner consistent with those of transactions being hedged.

FAIR VALUES OF FINANCIAL INSTRUMENTS - Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

                                           ConAgra Foods 2001 Annual Report 45

REVENUE RECOGNITION - Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

NET SALES - Gross profits earned from commodity trading activities, which are included in net sales, total $278.6 million, $148.0 million and $147.3 million for fiscal 2001, 2000 and 1999, respectively.

Sales and cost of sales, if reported on a gross basis for these activities, would be increased by $12.0 billion, $7.7 billion and $4.9 billion for fiscal 2001, 2000 and 1999, respectively.

COMPREHENSIVE INCOME - Comprehensive income for all periods presented consists of net income and foreign currency translation adjustments. ConAgra Foods deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. There are no reclassification adjustments to be reported in periods presented.

ACCOUNTING CHANGES - In the fourth quarter of fiscal 2001, in connection with the company's assessment of the guidance in Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, and its consideration of recent Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) issues, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives.

The company's method of accounting for revenue recognition, relating to the shipping terms for certain of its product sales, was changed from recognition when title and risk of loss to finished product passed upon shipment to customers, to recognition of revenue for these sales when title and risk of loss transfer to customers upon delivery. Previously, the company had recognized revenue in accordance with its interpretation of Statement of Financial Accounting Concepts No. 5, RECOGNITION AND MEASUREMENT IN FINANCIAL STATEMENTS OF BUSINESS ENTERPRISES.

The company's method of accounting for sales incentives provided to retailers was changed from recognition of expense over the period of expected future benefit to recognition of the costs at the later of the date the related sale is recorded or the sales incentive is offered to the retailer.

The company's method of accounting for coupons and related consumer sales incentives was changed from recognition of expense over the expected redemption period of the sales incentive to recognition of the costs as a reduction in net sales at the later of the date the related sale is recorded or the sales incentive is offered. The effect of the change in accounting for revenue recognition, recognition of sales incentives granted to retailers and recognition of consumer sales incentives is described in Note 3.

Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, is effective for the company in the first quarter of fiscal 2002. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The standard requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if so designated, the type of hedge transaction. The company estimates the adoption impact of this new standard will be a reduction of net income of $2 million and a reduction of other comprehensive income of $25 million. The adoption impact of the standard will be presented as a cumulative effect of change in accounting principle. Subsequent to adoption in fiscal 2002, the impact of the standard on the company's results will depend on the fair values of the company's derivatives and may result in increased volatility in the company's reported earnings.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In accordance with the guidance provided in EITF 00-25, ACCOUNTING FOR CONSIDERATION FROM A VENDOR TO A RETAILER IN CONNECTION WITH THE PURCHASE OR PROMOTION OF THE VENDOR'S PRODUCTS, beginning in the first quarter of fiscal 2002, the company will classify the costs associated with sales incentives provided to retailers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. This reclassification will have no impact on reported income before income taxes and cumulative effect of changes in accounting, net income or income per share amounts.

In June 2001, the FASB approved the issuance of SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. These standards, issued in July 2001, establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. These standards are effective for fiscal years beginning after December 15, 2001; however, early adoption is permitted. The company has not yet determined when it will adopt these standards. The company also has not quantified the impact resulting from the adoption of these standards.

USE OF ESTIMATES - Preparation of financial statements in conformity with generally accepted accounting principles requires management to

Conagra Foods 2001 Annual Report 46
make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to prior year amounts to conform to current year classifications. The principal effects of these include reclassification of shipping and handling costs from a reduction in net sales to cost of goods sold and reclassification of consumer sales incentives costs from selling, general and administrative expenses to a reduction in net sales.

2. BUSINESS COMBINATIONS
On August 24, 2000, the company acquired all of the outstanding shares of common stock and stock options of International Home Foods (IHF) in a transaction accounted for as a purchase business combination. IHF is a manufacturer, distributor and marketer of food products with brands such as Chef Boyardee, Gulden's mustard, Bumble Bee tuna, Libby's, PAM, Louis Kemp and others. As part of the acquisition, the company issued approximately 41 million shares of company common stock and assumed options to acquire approximately 5 million post-acquisition shares of company common stock, having an aggregate fair value of approximately $850 million. In addition, the company paid approximately $875 million in cash to the IHF shareholders and assumed approximately $1.1 billion of debt.

The company has preliminarily allocated the excess of the purchase price over the net assets acquired to brands, trademarks and goodwill. The purchase price allocation will be completed upon finalization of asset and liability valuations. In connection with this acquisition, the company expects to consolidate certain facilities and will include the associated costs as part of the purchase price allocation. The costs assigned to intangible assets arising from the transaction are being amortized on a straight-line basis over a period not exceeding 40 years.

On September 15, 2000, the company issued $1.65 billion of senior notes, comprised of $600 million of 7.5% senior notes, due September 15, 2005, $750 million of 7.875% senior notes, due September 15, 2010, and $300 million of 8.25% senior notes, due September 15, 2030. The net proceeds were used to reduce outstanding borrowings under short-term credit facilities accessed to finance a portion of the IHF acquisition. The short-term credit facilities had maturities with less than six months and carried interest rates between 6.7% and 6.8% per annum. In addition, as part of the IHF acquisition, the company assumed $385 million of IHF 10.375% senior secured notes due in 2006 and redeemed the notes on October 6, 2000.

The company's unaudited pro forma results of operations for the fiscal years ended May 27, 2001, and May 28, 2000, assuming the acquisition of IHF occurred as of the beginning of the periods presented are as follows:

------------------------------------------------------------------------------
                                                         2001           2000
------------------------------------------------------------------------------
Net sales                                            $ 27,632.3    $ 27,368.7
Income before cumulative effect of
  changes in accounting                                   690.3         397.8
Net income                                                646.4         397.8
Income before cumulative effect of
  changes in accounting per share - diluted          $     1.31    $      .76
Net income per share - diluted                       $     1.23    $      .76
------------------------------------------------------------------------------

The pro forma results above are not necessarily indicative of the operating results that would have actually occured if the acquisition had been in effect on the dates indicated, nor is it necessarily indicative of future operating results of the combined companies.

In the third quarter of fiscal 2000, ConAgra Foods acquired the assets of Seaboard Farms, the poultry division of Seaboard Corporation, for approximately $360 million. Seaboard Farms produces and markets value-added poultry products primarily to foodservice customers and has annual sales of approximately $480 million. The acquisition was accounted for as a purchase, with the business acquired being included in the financial statements subsequent to the date of acquisition.

In the first quarter of fiscal 1999, ConAgra Foods acquired the tablespreads and Egg Beaters business from Nabisco, Inc., for $400 million. The tablespreads business manufactures and markets margarine under Parkay, Blue Bonnet, Fleischmann's, Touch of Butter, Chiffon and Move Over Butter brand names. Egg Beaters is an egg alternative product. Annual sales of the combined businesses are approximately $480 million. The acquisition was accounted for as a purchase. The results of operations of the businesses acquired are included in the financial statements subsequent to the date of acquisition.

3. CHANGES IN ACCOUNTING POLICY
As indicated in Note 1, in the fourth quarter of fiscal 2001 the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives effective the beginning of fiscal 2001.

The individual components of the cumulative effect of changes in accounting, net of tax, as of the beginning of fiscal 2001 are as follows:


------------------------------------------------------------------------
Revenue recognition - shipping terms             $  15.6
Retailer sales incentives                           17.5
Consumer sales incentives                           10.8
------------------------------------------------------------------------
                                                 $  43.9
------------------------------------------------------------------------

The $43.9 million cumulative effect of the changes in accounting for prior years (after reduction for income taxes of $26.9 million) is

                                           ConAgra Foods 2001 Annual Report 47
included as a reduction in income for fiscal year ended May 27, 2001. Other than such cumulative effect, the effect of the changes on fiscal 2001 was not material.

The following pro forma amounts reflect the effect of retroactive application of the changes in methods of accounting had the new methods been in effect for the fiscal years presented, including the related income tax impact:


-------------------------------------------------------------------------
                                 2001     2000      1999
-------------------------------------------------------------------------
Net income                   $  638.6  $  376.2  $  326.8
Income per share - diluted   $   1.24  $    .79  $    .69
-------------------------------------------------------------------------

Basic income per share is calculated on the basis of weighted average outstanding common shares. Diluted income per share is computed on the basis of weighted average outstanding common shares plus equivalent shares, assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

The following table reconciles the income and average share amounts used to compute both basic and diluted income per share:

-----------------------------------------------------------------------------
                                           2001          2000         1999
-----------------------------------------------------------------------------
NET INCOME
   Income before cumulative effect
     of changes in accounting           $  682.5      $  382.3     $  330.2
   Cumulative effect of changes in
     accounting                            (43.9)            -            -
   Net income                           $  638.6      $  382.3     $  330.2

INCOME PER SHARE - BASIC
   Weighted average shares
     outstanding                           511.6         475.7        470.0

INCOME PER SHARE - DILUTED
   Weighted average shares
     outstanding - basic                   511.6         475.7        470.0
   Add shares contingently issuable
     upon exercise of stock options          2.7           2.9          6.7
   Weighted average shares
     outstanding                           514.3         478.6        476.7

At the ends of fiscal years 2001, 2000 and 1999, there were 16.7 million, 16.2 million and 8.9 million options outstanding, respectively, with exercise prices exceeding the market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

The company has agreements to sell interests in pools of receivables, in an amount not to exceed $900 million at any one time. Participation interests in new receivables may be sold, as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. During fiscal 2001, the company sold interests in net new receivables worth approximately $162 million and used $239 million of net additional collections to reduce the facilities from $814 million at fiscal year-end 2000 to $737 million at fiscal year-end 2001.

The major classes of inventories are as follows:

------------------------------------------------------------------------------------
                                                          2001             2000
------------------------------------------------------------------------------------
Hedged commodities                                    $  1,499.0        $  1,305.7
Food products and livestock                              1,919.5           1,350.7
Agricultural chemicals, fertilizer, and feed             1,108.8             940.6
Other, principally ingredients and supplies                544.1             459.0

                                                      $  5,071.4        $  4,056.0
------------------------------------------------------------------------------------

At May 27, 2001, the company has credit lines from banks which total approximately $5.1 billion, including: $1.8 billion of long-term revolving credit facilities maturing in September 2003; $2.2 billion of short-term revolving credit facilities maturing in September 2001; and uncompensated bankers' acceptance and money market loan facilities approximating $1.1 billion. From August 24, 2000, to September 18, 2000, the company utilized an additional $1.5 billion revolving credit facility to facilitate the acquisition of International Home Foods. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The company pays fees for its revolving credit facilities.

The company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities for the 2001 fiscal year were $3,363.4 million. This excludes an average of $173.7 million of short-term borrowings that were classified as long-term throughout the fiscal year (see
Note 8). The highest period-end short-term indebtedness during fiscal 2001 was $4,585.7 million. Short-term borrowings were at rates below prime. The weighted average interest rate was 6.02% and 5.85%, respectively, for fiscal 2001 and 2000.

At May 27, 2001, and May 28, 2000, the company had no interest rate swap agreements in effect. At May 30, 1999, the company had outstanding interest rate swap agreements effectively changing the interest rate exposure on $650 million of short-term borrowings from variable to a 5.8% fixed rate. The swap agreements matured in fiscal 2000. The fiscal 2000 and 1999 financial statement impact of these agreements was not material.

ConAgra Foods 2001 Annual Report 48

8. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

--------------------------------------------------------------------------------
                                                       2001              2000
--------------------------------------------------------------------------------
Senior Debt
   Commercial paper backed by long-term
     revolving credit agreement                  $    175.3        $    164.5
   8.25% senior debt due in 2030                      297.6               -
   7.00% senior debt due in 2028                      396.7             396.5
   6.70% senior debt due in 2027
     (redeemable at option of holders in 2009)        300.0             300.0
   7.125% senior debt due in 2026
     (redeemable at option of holders in 2006)        397.9             397.8
   7.875% senior debt due in 2010                     747.5                 -
   9.875% senior debt due in 2006                     100.0             100.0
   7.5% senior debt due in 2005                       598.9                 -
   5.50% senior debt due in 2002                      199.6             199.3
   9.87% to 9.95% unsecured senior notes
     due in various amounts through 2009               30.5              39.4
   8.1% to 9.0% publicly issued unsecured
     medium-term notes due in various
     amounts through 2004                              12.0             117.0
   5.75% to 9.28% Industrial Development
     Revenue Bonds (collateralized by plant
     and equipment) due on various dates
     through 2017                                      39.5              46.2
   Miscellaneous unsecured                             64.0              56.1
--------------------------------------------------------------------------------
         Total senior debt                       $  3,359.5        $  1,816.8
--------------------------------------------------------------------------------
Subordinated Debt
   9.75% subordinated debt due in 2021                400.0             400.0
   7.375% to 7.4% subordinated debt due
     through 2005                                     350.0             350.0
--------------------------------------------------------------------------------
         Total subordinated debt                 $    750.0        $    750.0
--------------------------------------------------------------------------------
Total long-term debt, excluding
  current installments                           $  4,109.5        $  2,566.8
--------------------------------------------------------------------------------

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 27, 2001, are as follows:

--------------------------------------------------------------------------
     2002                                   $   123.1
     2003                                       209.2
     2004                                       188.0
     2005                                       370.2
     2006                                       708.5
--------------------------------------------------------------------------

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

Net interest expense consists of:

--------------------------------------------------------------------
                                 2001      2000      1999
--------------------------------------------------------------------
Long-term debt               $  284.8  $  198.4   $  194.6
Short-term debt                 182.1     139.5      166.5
Interest income                 (38.5)    (28.6)     (37.6)
Interest capitalized             (5.1)     (5.5)      (6.9)
--------------------------------------------------------------------
                             $  423.3  $  303.8   $  316.6
--------------------------------------------------------------------

Net interest paid was $392.7 million, $299.9 million and $308.5 million in fiscal 2001, 2000 and 1999, respectively.

Short-term debt interest expense of $35.0 million, $31.4 million and $20.0 million in fiscal 2001, 2000 and 1999, respectively, incurred to finance hedged inventories, has been charged to cost of goods sold.

The carrying amount of long-term debt (including current installments) was $4,232.6 million and $2,587.4 million as of May 27, 2001, and May 28, 2000, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 27, 2001, and May 28, 2000, was estimated at $4,324.7 million and $2,417.0 million, respectively. The company's long-term debt is generally not callable until maturity.

9. OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities consist of:

-------------------------------------------------------------------------
                                                  2001      2000
-------------------------------------------------------------------------
Legal and environmental liabilities primarily
  associated with the company's acquisition
  of Beatrice Company (acquired in
  fiscal 1991)                                  $  140.1   $  165.2
Postretirement health care
  and pensions                                     631.6      596.7
Deferred taxes                                     150.2          -
Other                                               71.5       52.7
--------------------------------------------------------------------
                                                   993.4      814.6
Less current portion                                65.9       63.9
--------------------------------------------------------------------
                                                $  927.5   $  750.7
--------------------------------------------------------------------


                                           ConAgra Foods 2001 Annual Report 49

10. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

ConAgra Capital, L.C., an indirectly controlled subsidiary of the company (ConAgra Foods indirectly owns 100% of the voting securities.), has the following Preferred Securities outstanding:

   4 MILLION SHARES OF 9% SERIES A CUMULATIVE PREFERRED ("SERIES A SECURITIES")
     Distributions are payable monthly.
   7 MILLION SHARES OF SERIES B ADJUSTABLE RATE CUMULATIVE PREFERRED ("SERIES B
     SECURITIES")
     Distributions are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 2001 ranged from 5.2% to 6.2%.
  10 MILLION SHARES OF 9.35% SERIES C CUMULATIVE PREFERRED ("SERIES C
     SECURITIES")
     Distributions are payable monthly.

For financial statement purposes, distributions on these Securities are included in selling, general and administrative expenses in the company's consolidated statements of earnings as such amounts represent minority interests.

The above Securities were issued at a price of $25 per share. All such Securities are non-voting (except in certain limited circumstances), and are fully and unconditionally guaranteed (as provided in the guarantee documents) by ConAgra Foods and, in certain limited circumstances, are exchangeable for debt securities of ConAgra Foods. The Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra Foods' consent) in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

11. CAPITAL STOCK
The company has authorized shares of preferred stock as follows:

     Class B--$50 par value; 150,000 shares
     Class C--$100 par value; 250,000 shares
     Class D--without par value; 1,100,000 shares
     Class E--without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 27, 2001.

12. EMPLOYEE EQUITY FUND
In fiscal 1993, the company established a $700 million Employee Equity Fund
(EEF), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra Foods' common stock.

For financial reporting purposes the EEF is consolidated with ConAgra Foods. The fair market value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra Foods are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated additional paid-in capital.

Following is a summary of shares held by the EEF:

----------------------------------------------------------------
                                          2001       2000
----------------------------------------------------------------
Shares held (in millions)                  12.6         15.2
Cost - per share                     $   14.552    $  14.552
Cost - total                              183.9        221.9
Fair market value - per share        $    20.27    $ 22.9375
Fair market value - total                 256.1        349.7
----------------------------------------------------------------

13. STOCK OPTIONS AND RIGHTS
Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of restricted or bonus stock without direct cost to the employee. During fiscal 2001, 2000 and 1999, respectively, 175,000 shares, 126,000 shares and 195,825 shares of restricted stock (including stock issued under incentive plans) were issued. The value of the restricted stock, equal to fair market value at the time of grant, is being amortized as compensation expense over the vesting period. This compensation expense was not significant for fiscal 2001, 2000 and 1999. Options become exercisable under various vesting schedules and generally expire 10 years after the date of grant. Option shares and prices are adjusted for common stock splits and changes in capitalization.

The changes in the outstanding stock options during the three years ended May 27, 2001, are summarized below:

---------------------------------------------------------------------------------------
                                     2001               2000                   1999
---------------------------------------------------------------------------------------
                                   Weighted             Weighted            Weighted
                                   Average               Average             Average
                                  Exercise              Exercise             Exercise
                     Options        Price  Options       Price    Options     Price
--------------------------------------------------------------------------------------
Beginning of year       25.6    $   23.30    23.5    $   22.86    23.6    $   20.91
Granted                 11.6        15.76     6.0        23.35     4.8        28.15
Exercised               (6.1)       10.89    (1.8)       13.41    (3.3)       14.70
Canceled                (2.3)       24.27    (2.1)       27.20    (1.6)       26.76
End of year             28.8    $   22.80    25.6    $   23.30    23.5    $   22.86
Exercisable
  at end of year        18.7    $   22.63    16.2    $   21.56    14.4    $   19.58
--------------------------------------------------------------------------------------

Options granted for fiscal 2001 include approximately 5 million options at an average exercise price of $10.00 issued in conjunction with the acquisition of IHF.

50 ConAgra Foods 2001 Annual Report

The following summarizes information about stock options outstanding as of May 27, 2001:

-------------------------------------------------------------------------------
                                   Options Outstanding   Options Exercisable
-------------------------------------------------------------------------------
                                   Weighted     Weighted            Weighted
                                    Average     Average              Average
                                   Remaining   Exercise              Exercise
Range of Exercise Price    Options   Life       Price    Options      Price
-------------------------------------------------------------------------------
   $  4.87  -  $12.69        1.1      2.7      $ 11.47     1.1     $ 11.47
     13.00  -   20.00       10.0      6.0        18.21     6.8       17.46
     20.06  -   23.50        7.2      8.4        22.28     2.9       22.52
     24.19  -   29.00        7.1      6.7        26.38     5.2       26.00
     29.50  -   36.81        3.4      6.4        33.69     2.7       33.71
   $  4.87  -  $36.81       28.8      6.7      $ 22.80    18.7     $ 22.63
-------------------------------------------------------------------------------

The company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options as the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and income per share is required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 5.17%, 6.33% and 4.29%; a dividend yield of 2.4%, 2.2% and 2.2%; expected volatility of 29.0%, 20.6% and 20.0%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2001, 2000 and 1999 was $5.75, $6.21 and $6.12, respectively. Pro forma net income and income per share are as follows (because SFAS No. 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect was not fully reflected until fiscal 2000):

------------------------------------------------------------------------------
                                               2001        2000        1999
------------------------------------------------------------------------------
Pro forma net income                       $   621.1   $   362.7   $   316.1
Pro forma basic income per share                1.21         .76         .67
Basic income per share - as reported            1.24         .80         .70
Pro forma diluted income per share              1.21         .76         .66
Diluted income per share - as reported          1.24         .80         .69
------------------------------------------------------------------------------

At May 27, 2001, approximately 28.0 million shares were reserved for granting additional options and restricted or bonus stock awards.

Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997, as a result of the two-for-one stock split. At May 27, 2001, the company has reserved one million Class E preferred shares for exercise of the Rights.

14. OPERATION OVERDRIVE
During the fourth quarter of fiscal 1999, the company approved a restructuring plan spanning three fiscal years in connection with its previously announced initiative, "Operation Overdrive." However, the restructuring plan was completed within two fiscal years as the plan's initiatives were completed in the fourth quarter of fiscal 2000. The restructuring plan was aimed at eliminating overcapacity, streamlining operations and improving future profitability through margin improvement and expense reductions. The pre-tax charge of the plan totaled $1,062.2 million with $621.4 million and $440.8 million recognized in fiscal 2000 and 1999, respectively.

Fiscal 2000 charges are as follows:

--------------------------------------------------------------------------------------
                                       Packaged  Refrigerated   Agricultural
                                        Foods       Foods         Products     Total
--------------------------------------------------------------------------------------
Accelerated depreciation                $  128.2   $   10.9       $      -   $  139.1
Inventory markdowns                         46.2       11.2           57.1      114.5
Restructuring plan
  implementation costs                      25.2       14.6            5.8       45.6
Restructuring/Impairment
  charges                                  109.9      131.3           81.0      322.2

     Total                              $  309.5   $  168.0       $  143.9   $  621.4

Fiscal 1999 charges are as follows:
Restructuring/Impairment
  charges                               $   39.0   $  358.6       $   43.2   $  440.8
--------------------------------------------------------------------------------------

The fiscal 2000 charges are reflected in the company's consolidated statements of earnings as follows: accelerated depreciation of $108.3 million and $30.8 million is included in cost of goods sold and selling, general and administrative expenses, respectively; inventory markdowns are included in cost of goods sold; plan implementation costs (primarily

                                           ConAgra Foods 2001 Annual Report 51
third-party consulting costs) are also included in selling, general and administrative expenses. For fiscal 2000 and fiscal 1999, restructuring/impairment charges are reflected as such and result from asset impairments, employee-related costs and contractual termination costs.

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

Accelerated depreciation is a result of not immediately removing from operations certain assets to be disposed of and depreciating these assets over their revised remaining estimated useful lives. Inventory markdowns represent losses on the carrying value of non-strategic inventory resulting from the closure of facilities and discontinuation of certain products.

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

Approximately 8,450 employees received notification of their termination as a result of the restructuring plan, primarily in manufacturing and operating facilities. This total represents an increase of approximately 1,750 individuals from the original estimate, and resulted primarily from updated estimates associated with existing restructuring initiatives. In addition, other exit costs (consisting of lease termination and other contractual termination costs) occurred as a result of the restructuring plan. Such activity is as follows:

----------------------------------------------------------------------------
                                        Severance          Other Exit
IN MILLIONS, EXCEPT HEADCOUNT      Amount   Headcount         Costs
----------------------------------------------------------------------------
Fiscal 1999 activity:
   Charges to income              $  45.1       3,160      $   7.3
   Utilized                          (6.1)       (260)           -
----------------------------------------------------------------------------
   Balance, May 30, 1999          $  39.0       2,900      $   7.3
Fiscal 2000 activity:
   Charges to income              $  57.8       5,290      $  50.9
   Utilized                         (44.3)     (4,990)       (21.5)
----------------------------------------------------------------------------
   Balance, May 28, 2000          $  52.5       3,200      $  36.7
Fiscal 2001 activity:
   Utilized                         (31.0)     (2,800)       (28.1)
----------------------------------------------------------------------------
   Balance, May 27, 2001          $  21.5         400      $   8.6
----------------------------------------------------------------------------

Included in the May 27, 2001, severance reserve balance are amounts owed to individuals who have been severed but are receiving their severance payments over a period of time rather than in the form of a lump-sum.

15. PRE-TAX INCOME AND INCOME TAXES
Income before income taxes and cumulative effect of changes in accounting consisted of the following:

-----------------------------------------------------------------
                                2001       2000     1999
-----------------------------------------------------------------
United States              $  1,010.6  $  541.5  $   524.1
Foreign                          93.5      76.1      111.5
-----------------------------------------------------------------
                           $  1,104.1  $  617.6  $   635.6
-----------------------------------------------------------------

The provision for income taxes includes the following:

-----------------------------------------------------------------
                                2001       2000     1999
-----------------------------------------------------------------
Current
   Federal                   $  299.3  $  255.6   $  264.4
   State                         30.9      22.5       49.9
   Foreign                       40.4      33.3       24.5
-----------------------------------------------------------------
                             $  370.6  $  311.4   $  338.8
-----------------------------------------------------------------
Deferred
   Federal                       46.4     (70.1)     (30.0)
   State                          4.6      (6.0)      (3.4)
   Foreign                          -         -          -
-----------------------------------------------------------------
                                 51.0     (76.1)     (33.4)
-----------------------------------------------------------------
                             $  421.6  $  235.3   $  305.4
-----------------------------------------------------------------

52 ConAgra Foods 2001 Annual Report

Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

--------------------------------------------------------------------------------
                                            2001         2000        1999
--------------------------------------------------------------------------------
Computed U.S. federal
  income taxes                            $  386.4    $  216.2    $  222.5
State income taxes, net of
  U.S. federal tax benefit                    23.1        11.0        29.4
Nondeductible amortization of
  goodwill and other intangibles              24.7        18.1        21.5
Export and jobs tax credits                  (20.4)      (19.2)      (12.2)
Permanent differences due to
  restructuring/impairment charges               -           -        57.3
Other                                          7.8         9.2       (13.1)
--------------------------------------------------------------------------------
                                          $  421.6    $  235.3    $  305.4
--------------------------------------------------------------------------------

Income taxes paid were $268.4 million, $441.5 million and $344.5 million in fiscal 2001, 2000 and 1999, respectively. The Internal Revenue Service has closed examinations of the company's tax returns through fiscal 1995. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

----------------------------------------------------------------------------------
                                        2001                         2000
----------------------------------------------------------------------------------
                                   Assets     Liabilities   Assets   Liabilities
----------------------------------------------------------------------------------
Depreciation and
  amortization                      $      -   $  532.7   $      -   $  462.3
Pension and other
  postretirement benefits              208.1          -      157.9          -
Other noncurrent liabilities
  which will give rise to
  future tax deductions                148.4          -      185.7          -
Accrued expenses                        58.5          -      141.4          -
Restructuring/Impairment
  and restructuring-related
  charges                              262.4          -      304.7          -
Other                                   76.0       28.8       83.1      136.2
-------------------------------------------------------------------------------
                                    $  753.4   $  561.5   $  872.8   $  598.5
-------------------------------------------------------------------------------

16. COMMITMENTS
The company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments.

A summary of rent expense charged to operations follows:

------------------------------------------------------------------------
                                2001      2000       1999
------------------------------------------------------------------------
Cancelable                   $  167.3  $  189.4   $  154.8
Noncancelable                   119.6      97.5      117.9
------------------------------------------------------------------------
                             $  286.9  $  286.9   $  272.7
------------------------------------------------------------------------

A summary of noncancelable operating lease commitments for fiscal years following May 27, 2001, is as follows:

                                   Type of property
--------------------------------------------------------------
                            Real and Other   Transportation
                               Property         Equipment
--------------------------------------------------------------
2002                         $   97.9        $   10.1
2003                             78.8             5.9
2004                             66.2             3.2
2005                             52.6             2.8
2006                             34.7             2.4
Later years                     124.1             1.2
--------------------------------------------------------------
                             $  454.3        $   25.6
--------------------------------------------------------------

The company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 27, 2001, aggregating to approximately $251 million.

17. CONTINGENCIES
In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 41 Superfund, proposed Superfund or state-equivalent sites. Beatrice has paid or is in the process of paying its liability share at 35 of these sites. Substantial reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites.

                                          ConAgra Foods 2001 Annual Report  53

The company is a party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

18. DERIVATIVE FINANCIAL INSTRUMENTS
The company may use interest rate swaps to reduce the risk of changes in interest rates, as outlined in Note 7. In addition, the company's energy subsidiary uses derivative financial instruments in its trading activities in energy markets. At May 27, 2001, the company's energy subsidiary was party to natural gas price swaps with a net notional amount of $57.3 million. The swap agreements are settled in cash based on the difference between a fixed and floating (index-based) price for the underlying commodity. All swaps expire within five years, while most have a duration of no more than two years. At May 28, 2000, the net notional amount of these financial instruments was $43.1 million. All contracts are marked-to-market, with gains and losses recorded in the consolidated statements of earnings, consistent with all trading business activity within the company.

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

Certain of the company's operations use foreign exchange derivative instruments to hedge fixed purchase and sales commitments denominated in a foreign currency. The fair value of these foreign exchange positions was not material.

19. PENSION AND POSTRETIREMENT BENEFITS
RETIREMENT PENSION PLANS
The company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company funds these plans in accordance with the minimum and maximum limits established by law.

Components of pension benefit costs and weighted average actuarial assumptions are:

--------------------------------------------------------------------------------
                                          2001            2000            1999
--------------------------------------------------------------------------------
PENSION BENEFIT COST
Service cost                         $    52.3       $    55.7       $    48.5
Interest cost                            109.7           103.2            97.7
Expected return on plan assets          (126.3)         (114.6)         (101.4)
Amortization of prior
  service costs                            4.3             4.3             3.8
Amortization of transition
  obligation                              (2.7)           (2.7)           (2.7)
Recognized net actuarial loss             (0.1)            3.4             1.9
Curtailment (gain) loss and
  special benefits                         0.3             3.3               -
--------------------------------------------------------------------------------
Pension benefit cost -
  company plans                           37.5            52.6            47.8
Pension benefit cost -
  multi-employer plans                     8.9             9.4             9.1
--------------------------------------------------------------------------------
Total pension benefit cost           $    46.4       $    62.0       $    56.9
--------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                             7.50%           6.75%           7.25%
Long-term rate of return on
  plan assets                             9.25%           9.25%           8.75%
Long-term rate of compensation
  increase                                5.50%           5.50%           5.50%
--------------------------------------------------------------------------------

The change in projected benefit obligation, change in plan assets and funded status of the plans at February 28, 2001, and February 29, 2000:


-----------------------------------------------------------------
                                            2001        2000
-----------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
  beginning of year                     $ 1,489.2    $ 1,561.2
Service cost                                 52.3         55.7
Interest cost                               109.7        103.2
Plan participants' contributions              0.1          0.1
Amendments                                    3.1          3.2
Actuarial loss (gain)                       (11.0)      (156.4)
Curtailment/Settlement loss                   0.3          2.4
Acquisitions                                 19.3            -
Other                                           -          0.5
Benefits paid                               (87.2)       (80.7)
-----------------------------------------------------------------
Projected benefit obligation at
  end of year                           $ 1,575.8    $ 1,489.2
-----------------------------------------------------------------

54  ConAgra Foods 2001 Annual Report

------------------------------------------------------------------------------
                                                     2001              2000
------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                      $   1,652.1       $   1,535.8
Actual return on plan assets                          49.7             189.2
Employer contributions                                20.9              16.9
Plan participants' contributions                       0.1               0.1
Investment and administrative expenses               (10.3)             (9.4)
Acquisitions                                          18.5                 -
Other                                                 (0.1)              0.2
Benefits paid                                        (87.2)            (80.7)
------------------------------------------------------------------------------
Fair value of plan assets at end of year           1,643.7           1,652.1
------------------------------------------------------------------------------
FUNDED STATUS                                         67.9             162.9
Unrecognized actuarial gain                         (279.5)           (355.3)
Unrecognized prior service cost                       21.6              22.9
Unrecognized transition amount                        (3.8)             (6.6)
------------------------------------------------------------------------------
Accrued benefit cost                           $    (193.8)      $    (176.1)
------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                         7.50%             7.50%
Long-term rate of compensation increase               5.50%             5.50%
------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at February 28, 2001, and February 29, 2000, were:

------------------------------------------------------------
                                         2001       2000
------------------------------------------------------------
Projected benefit obligation          $  142.2   $  192.9
Accumulated benefit obligation           131.5      182.7
Fair value of plan assets                 65.0      116.8
------------------------------------------------------------

Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are
5.1 million shares of the company's common stock at a fair market value of $100.0 million and $83.2 million at February 28, 2001, and February 29, 2000, respectively.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $30.2 million, $31.1 million and $29.7 million in fiscal 2001, 2000 and 1999, respectively.

POSTRETIREMENT BENEFITS
The company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

Components of postretirement benefit costs and weighted average actuarial assumptions are:

-------------------------------------------------------------------------------
                                                2001        2000        1999
-------------------------------------------------------------------------------
POSTRETIREMENT BENEFIT COST
Service cost                                $    2.8     $   2.8     $  2.8
Interest cost                                   24.1        22.1       24.7
Expected return on plan assets                  (0.6)       (0.5)      (0.6)
Amortization of prior service cost              (1.7)       (2.1)      (0.1)
Amortization of transition obligation            0.1         0.1        0.1
Recognized net actuarial (gain) loss            (5.5)       (3.8)      (3.0)
Curtailment (gain) loss                            -        (9.3)         -
-------------------------------------------------------------------------------
                                            $   19.2     $   9.3     $ 23.9
-------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                   7.50%       6.75%      7.25%
Long-term rate of return on
  plan assets                                  13.70%      13.70%     13.70%
-------------------------------------------------------------------------------

The change in accumulated benefit obligation, change in plan assets and funded status of the plans at February 28, 2001, and February 29, 2000, were:

--------------------------------------------------------------------------------
                                                          2001            2000
--------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at
  beginning of year                                  $   315.3       $   350.7
Service cost                                               2.8             2.8
Interest cost                                             24.1            22.1
Plan participants' contributions                           2.4             2.1
Actuarial (gain) loss                                     19.8           (15.7)
Acquisition                                               26.1               -
Benefits paid                                            (37.5)          (35.5)
Plan amendments                                           (1.3)          (11.2)
--------------------------------------------------------------------------------
Accumulated benefit obligation at end
  of year                                            $   351.7       $   315.3
--------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year       $     5.1       $     5.3
Actual return on plan assets                               0.6             0.7
Employer contributions                                    34.5            32.5
Plan participants' contributions                           2.4             2.1
Benefits paid                                            (37.5)          (35.5)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                   5.1             5.1
--------------------------------------------------------------------------------
FUNDED STATUS                                           (346.6)         (310.2)
Unrecognized net gain                                    (78.9)         (104.6)
Unrecognized transition amount                               -             0.6
Unrecognized prior service cost                           (0.2)           (1.2)
--------------------------------------------------------------------------------
Accrued benefit cost                                 $  (425.7)      $  (415.4)
--------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                             7.50%           7.50%
--------------------------------------------------------------------------------


                                             ConAgra Foods 2001 Annual Rate 55

Benefit costs were generally estimated assuming retiree health care costs would increase at a 5.5% annual rate.

A one percentage point change in assumed health care cost rates would have the following effect:

--------------------------------------------------------------------------------
                                                One Percent      One Percent
                                                 Increase         Decrease
--------------------------------------------------------------------------------
Total service and interest
  cost components                                $  2.8          $  (2.4)
Postretirement benefit obligation                  32.2            (28.2)
--------------------------------------------------------------------------------

The company generally intends to fund claims as reported.

20. BUSINESS SEGMENTS AND RELATED INFORMATION
The company's business segments are aggregated into three reportable segments based upon similar economic characteristics, nature of products and services offered, nature of production processes, the type or class of customer and distribution methods. Packaged Foods includes companies that produce shelf-stable and frozen foods. Refrigerated Foods includes companies that produce and market branded processed meats, beef, pork, chicken and turkey. Both the Packaged Foods and Refrigerated Foods segments market food products in retail and foodservice channels. Agricultural Products includes companies involved in distribution of agricultural inputs and procurement, processing, trading and distribution of commodity food ingredients and agricultural commodities.

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

56 ConAgra Foods 2001 Annual Report

--------------------------------------------------------------------------------------------------------------------------
                                                                                   2001           2000            1999
--------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers
   Packaged Foods                                                               $ 8,681.7      $  7,610.9     $  7,395.3
   Refrigerated Foods                                                            13,212.1        12,880.8       11,881.7
   Agricultural Products                                                          5,300.4         5,042.9        5,567.4
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $27,194.2      $ 25,534.6     $ 24,844.4
--------------------------------------------------------------------------------------------------------------------------
Intersegment sales
   Packaged Foods                                                               $    52.5      $     48.6     $     38.2
   Refrigerated Foods                                                               385.0           341.4          213.1
   Agricultural Products                                                            293.3           272.9          288.0
--------------------------------------------------------------------------------------------------------------------------
                                                                                    730.8           662.9          539.3
   Intersegment elimination                                                        (730.8)         (662.9)        (539.3)
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $       -      $        -     $        -
--------------------------------------------------------------------------------------------------------------------------
Net sales
   Packaged Foods                                                               $ 8,734.2      $  7,659.5     $  7,433.5
   Refrigerated Foods                                                            13,597.1        13,222.2       12,094.8
   Agricultural Products                                                          5,593.7         5,315.8        5,855.4
   Intersegment elimination                                                        (730.8)         (662.9)        (539.3)
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $27,194.2      $ 25,534.6     $ 24,844.4
--------------------------------------------------------------------------------------------------------------------------
Operating profit (Note a)
   Packaged Foods                                                               $ 1,139.2      $    777.4     $    940.2
   Refrigerated Foods                                                               437.8           322.9           10.6
   Agricultural Products                                                            281.0           138.7          267.8
--------------------------------------------------------------------------------------------------------------------------
   Total operating profit                                                         1,858.0         1,239.0        1,218.6
   Interest expense                                                                 423.3           303.8          316.6
   General corporate expenses                                                       236.4           254.2          197.0
   Goodwill amortization                                                             94.2            63.4           69.4
--------------------------------------------------------------------------------------------------------------------------
   Income before income taxes and cumulative effect of changes in accounting    $ 1,104.1      $    617.6     $    635.6
--------------------------------------------------------------------------------------------------------------------------
Identifiable assets
   Packaged Foods                                                               $ 7,740.5      $  4,621.2     $  4,758.9
   Refrigerated Foods                                                             3,945.0         3,665.7        3,407.3
   Agricultural Products                                                          3,745.1         3,152.3        3,515.7
   Corporate                                                                      1,050.2           757.4          399.6
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $16,480.8      $ 12,196.6     $ 12,081.5
--------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment -- including businesses acquired
   Packaged Foods                                                               $   496.7      $    227.2     $    375.4
   Refrigerated Foods                                                               211.0           459.6          226.0
   Agricultural Products                                                            117.2            81.8          136.1
   Corporate                                                                         65.1            59.9           25.7
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $   890.0      $    828.5     $    763.2
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
   Packaged Foods                                                               $   309.7      $    263.0     $    241.1
   Refrigerated Foods                                                               189.8           184.7          193.7
   Agricultural Products                                                             75.2            73.3           63.2
   Corporate                                                                         18.2            15.5            1.8
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $   592.9      $    536.5     $    499.8
--------------------------------------------------------------------------------------------------------------------------

Note a: Fiscal 2000 includes before-tax restructuring and restructuring-related charges of $621.4 million (Note 14). These charges were included in operating profit as follows: $309.5 million in Packaged Foods, $168.0 million in Refrigerated Foods, and $143.9 million in Agricultural Products. Fiscal 1999 includes before-tax restructuring charges of $440.8 million (Note 14). The fiscal 1999 charges were included in operating profit as follows: $39.0 million in Packaged Foods, $358.6 million in Refrigerated Foods, and $43.2 million in Agricultural Products.

                                           ConAgra Foods 2001 Annual Report 57

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $4.0 billion in fiscal year 2001 and $3.6 billion in fiscal years 2000 and 1999. Net sales are attributed to countries based on location of customer. The company's long-lived assets located outside of the United States are not significant.

21. QUARTERLY RESULTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                               Net           Income(Loss)                                   Dividends
                   Net          Gross        Income           Per Share*            Stock Market Price      Declared
                  Sales        Profit        (Loss)       Basic       Diluted       High          Low       Per Share
----------------------------------------------------------------------------------------------------------------------
2001
   First       $ 7,076.7     $  878.7      $ 120.2      $   .25      $    .25      $  23.69     $  18.25      $.20350
   Second        7,281.9      1,153.9        281.2          .54           .54         26.19        18.06       .22500
   Third         6,398.0        941.0        115.8          .22           .22         26.19        18.75       .22500
   Fourth        6,437.6        908.9        121.4          .23           .23         21.69        17.50       .22500
----------------------------------------------------------------------------------------------------------------------
YEAR           $27,194.2     $3,882.5      $ 638.6      $  1.24      $   1.24      $  26.19     $  17.50      $.87850
----------------------------------------------------------------------------------------------------------------------

2000
   First       $ 6,795.0     $  836.0      $ 130.4      $  .28 (1)     $   .27 (1) $  28.13     $  24.06      $.17850
   Second        6,713.8        911.8        171.3         .36 (2)         .36 (2)    26.50        21.50       .20350
   Third         5,876.0        790.2        124.4         .26 (3)         .26 (3)    24.63        15.88       .20350
   Fourth        6,149.8        813.7        (43.8)       (.09)(4)        (.09)(4)    23.25        15.06       .20350
----------------------------------------------------------------------------------------------------------------------
YEAR           $25,534.6     $3,351.7     $  382.3      $  .80 (5)     $   .80 (5) $  28.13     $  15.06      $.78900
----------------------------------------------------------------------------------------------------------------------

* The sum of the income per share reported for a fiscal year's quarters may not equal the income per share reported for the full fiscal year due to rounding.

(1) Includes after-tax restructuring and related charges of $29.2 million, or $.06 for both basic and diluted earnings per share (Note 14).
(2) Includes after-tax restructuring and related charges of $64.7 million, or $.14 for both basic and diluted earnings per share (Note 14).
(3) Includes after-tax restructuring and related charges of $52.5 million, or $.11 for both basic and diluted earnings per share (Note 14).
(4) Includes after-tax restructuring and related charges of $238.9 million, or $.50 for both basic and diluted earnings per share (Note 14).
(5) Includes after-tax restructuring and related charges of $385.3 million, or $.81 for both basic and diluted earnings per share (Note 14).

58 ConAgra Foods 2001 Annual Report

INDEPENDENT AUDITOR'S REPORT

THE STOCKHOLDERS AND BOARD OF DIRECTORS
CONAGRA FOODS, INC.

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. (the "company") and subsidiaries as of May 27, 2001, and May 28, 2000, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 27, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 27, 2001, and May 28, 2000, and the results of their operations and their cash flows for each of the three years in the period ended May 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2001 the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, retailer sales incentives and consumer sales incentives.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
July 13, 2001
Omaha, Nebraska

                                            ConAgra Foods 2001 Annual Report 59