Form 10-K, Exhibit 13
period 2002-05-26
CONAGRA FOODS INC /DE/
filed 2002-08-23
CIK 23217

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is intended to provide a summary of significant factors relevant to the company's financial performance and condition. The discussion should be read together with the company's financial statements and related notes beginning on page 48. Years cited in this discussion refer to ConAgra Foods' fiscal years.

SEGMENT REVIEW

The company made changes to its reporting segments in 2002 to reflect changes in how the company currently manages its operations. The company has four reporting segments: Packaged Foods, Food Ingredients, Meat Processing and Agricultural Products.

PACKAGED FOODS: This segment includes the company's shelf-stable, frozen and refrigerated foods, which are processed and packaged for sales to retail and foodservice customers.

FOOD INGREDIENTS: This segment includes the company's non-grain-based ingredients, such as processed seasonings, blends and flavorings as well as grain-based items that are processed for ingredient use. These operations were previously reported as part of the Agricultural Products segment.

MEAT PROCESSING: This segment includes the fresh beef, pork and poultry operations. Previously these results were reported as part of the Refrigerated Foods segment, which is no longer used by the company.

In May 2002, the company announced an agreement to sell a controlling interest in its fresh beef and pork operations in a transaction with outside investors. In fiscal 2002, the fresh beef and pork operations accounted for approximately $7.7 billion, or 77%, of the company's Meat Processing reporting segment net sales and $192 million, or 71%, of the company's Meat Processing reporting segment operating profit.

AGRICULTURAL PRODUCTS: This segment includes the company's crop inputs distribution operations as well as the company's agricultural products/merchandising operations.

The company considers its Packaged Foods, Food Ingredients and Meat Processing reporting segments collectively to be its food business. Prior to the company's change in reporting segments in 2002, the company referred to its Packaged Foods and Refrigerated Foods reporting segments as its food business.

2002 vs. 2001

                   REPORTING SEGMENT HIGHLIGHTS

DOLLARS IN MILLIONS
                                           % CHANGE      FISCAL 2002    % CHANGE
                            FISCAL 2002       FROM         OPERATING    FROM FISCAL
SEGMENT                        SALES       FISCAL 2001      PROFIT          2001

Packaged Foods                $12,364           9%          $1,610         15%

Food Ingredients                1,669            -             160         (8%)

Meat Processing                10,024          (4%)            269         49%
                              -------                       ------
TOTAL FOOD BUSINESS            24,057           3%           2,039         17%

Agricultural Products           3,573          (2%)             19        (83%)
                              -------                       ------
CONAGRA FOODS TOTAL           $27,630           2%          $2,058         11%
-----------------------------------------------------------------------------------

SALES

Packaged Foods sales grew 9% for the fiscal year to reach $12.4 billion, reflecting in part improvements in sales and marketing effectiveness initiatives implemented over the last two fiscal years. These programs include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings, and shelf-stable casserole meals. These programs also include improved product quality, additional marketing investment and improvements in customer service. Customer service improvements include dedicating teams toward specific food channels - for example, a team for the retail channel for food prepared at home, and a team for the foodservice channel for food prepared outside the home - to serve trade customers better and to identify new business opportunities within those channels.

Shelf-stable grocery sales grew in the current year and were positively impacted by a full year's results for brands acquired at the end of the first quarter of 2001 as part of the International Home Foods ("IHF") acquisition. Such brands include Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others. Excluding the impact of the acquired brands, shelf-stable grocery sales grew 6% in the current year.

Some of the more significant new product successes in the shelf-stable grocery, snacks and dairy foods operations were products such as Homestyle Bakes from Banquet, ACT II Kettle Corn, and Chocolate Reddi-wip. Product


36 ConAgra Foods Annual Report
quality improvements were most significant in the frozen foods operations, including the Healthy Choice brand.

Several large brands, including Butterball, Armour, Banquet, Chef Boyardee, Bumble Bee, ACT II, Hebrew National, PAM, Peter Pan and Parkay experienced a double-digit sales growth rate for the year. Other large brands including Hunt's, Healthy Choice, Cook's, Orville Redenbacher's, Slim Jim, Blue Bonnet, Egg Beater's and Kid Cuisine experienced a single-digit growth rate for the year, as did some of the largest foodservice-oriented product lines. Large consumer brands that experienced a low single-digit sales rate decline in 2002 included Marie Callender's, Swiss Miss and Van Camp's.

Sales growth in Packaged Foods also reflects progress with efficiently coordinating manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as "team" and "menu" selling programs. In the company's "team" and "menu" selling programs, several of the company's products are bundled together around specific themes that drive consumer purchases of branded retail products. Those themes include "Holidays," "Back to School," "Summer Grilling" and others.

Overall sales for the segment's core foodservice operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined less than 2% for the year, largely reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the Sept. 11, 2001, terrorist attacks.

Food Ingredients sales were flat at $1.7 billion. Sales within the segment are largely determined by input costs, which can fluctuate significantly. The company therefore considers segment operating profit (discussed below) to be a more meaningful performance measurement than sales. Sales for the seasonings, blends and flavorings operations increased 10% over last year, partially due to a full year's results for the vegetable ingredient operations acquired last fiscal year. This was offset by an overall sales decline for the grain processing operations resulting from lower input prices and the closing of a flour mill early in the fiscal year.

Meat Processing sales declined 4% to $10.0 billion. Sales for the segment are largely determined by market dynamics, which can fluctuate significantly. The company therefore considers segment operating profit (discussed below) to be a more meaningful performance measurement than sales. Pork and poultry each grew sales 5% for the year, reflecting more favorable market conditions and a greater concentration of higher-priced product offerings by the company. Beef sales declined 9% for the year, reflecting lower input prices as well as the loss of capacity due to a beef plant fire in December 2001.

Agricultural Products sales declined 2% to $3.6 billion for the year. Sales for the company's merchandising operations drove the segment's sales decline, which was largely due to comparisons against a year with unusually favorable market conditions for those operations. Sales for the segment's crop inputs operations, which distribute crop inputs such as seed, crop protection chemicals and fertilizer, were essentially flat compared to 2001.

COST OF GOODS SOLD

The company's cost of goods sold was $23.5 billion for 2002, compared to $23.3 billion in 2001. Overall gross profit (sales less cost of goods sold) for 2002 was 8% higher than that of 2001. Gross margin (gross profit as a percent of sales) improved to 15% from 14% in 2001, largely due to the company's continuing effort to reduce costs by streamlining operations, an improved mix of higher margin products among the branded consumer operations, favorable industry margins in the pork and poultry businesses, and relatively weak overall results in the prior year. Gross margin expansion was slowed by lower volumes of higher margin products and less favorable market conditions in the agricultural businesses, and less favorable market dynamics in the fresh beef operations.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses increased 7% to $2.4 billion for 2002, compared to $2.3 billion in 2001. The increase was primarily due to a full year's results for brands acquired in 2001, increased marketing investment, and increased expenses associated with a multi-year plan for infrastructure improvements. Such improvements include realigning the company's distribution network and management information systems, with particular focus on the company's Packaged Foods reporting segment, in order to better serve customers. SG&A expenses were 9% of sales during 2002, a slight increase over 2001 levels.

OPERATING PROFIT (EARNINGS BEFORE INTEREST, GOODWILL AMORTIZATION, GENERAL CORPORATE EXPENSE AND INCOME TAXES)

Packaged Foods operating profit grew 15% for the fiscal year to reach $1.6 billion, reflecting the benefit of improvement initiatives implemented over the last two fiscal years as well as a comparison against a fiscal year that showed relatively low profitability. The improvement programs include efforts to profitably grow sales while becoming more efficient in manufacturing, marketing, and distribution. Profit growth efforts include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings, shelf-stable casserole meals and others. These programs also include focusing on the company's higher-profit items as part of a deliberate plan to improve product mix. Improved product quality, additional


37 ConAgra Foods Annual Report
marketing investment and improvements in customer service are also part of ongoing programs that aided operating profit growth in the current year.

The year's operating profit growth also reflects progress with efficiently coordinating the manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as the "team" and "menu" selling programs described above in the discussion of Packaged Foods sales.

Shelf-stable grocery operating profit grew in the current year and was positively impacted by efficiency gains resulting from the ongoing integration of IHF as well as a full year's results for the brands acquired as part of the IHF transaction, including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others.

Overall operating profits for the dedicated foodservice-oriented operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined 11% for the year, reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the Sept. 11, 2001, terrorist attacks.

Food Ingredients operating profit declined 8% to $160 million. While the company made improvements to segment product and customer mix during the year, the profit decline largely reflects lower volumes for some operations. Fiscal 2002 operating profit for the grain processing operations declined 6% from the previous year, resulting primarily from the closing of a flour mill early in the fiscal year. The segment's seasonings, blends and flavorings operations operating profit grew 5% compared to last year. The seasonings, blends and flavorings growth was, in large part, attributable to a full year's results for a vegetable ingredient business acquired in 2001.

Meat Processing operating profit increased 49% to $269 million. Operating and efficiency improvements favorably impacted segment operating profits. Pork and poultry operating profits both grew, reflecting more favorable market conditions and a greater concentration of higher-profit product offerings by the company. Beef profits declined for the year, reflecting less favorable market dynamics as well as the loss of capacity due to a beef plant fire in December 2001.

Agricultural Products operating profit declined 83% to $19 million for the year. Market conditions for the segment's crop inputs operations were generally weak. The soft pricing environment for those operations contributed to the year's operating loss, as did a lower volume of higher-margin products sold by the company. Difficult customer credit conditions and higher input costs also drove the segment's profit decline. Several profit improvement initiatives are underway for the segment's crop inputs operations. Operating profits for the segment's merchandising operations declined 33%, largely due to comparisons against a year with unusually favorable market conditions.

INTEREST EXPENSE AND AMORTIZATION

For 2002, interest expense was $402 million, 5% below 2001 amounts, primarily due to a combination of an intense effort to reduce working capital throughout the company and more favorable interest rates.

Amortization of goodwill and other intangibles grew to $149 million in 2002 compared to $131 million in 2001, mostly due to a full year's results for brands acquired in 2001.

INCOME BEFORE INCOME TAXES AND NET INCOME

Income before income taxes and the cumulative effect of changes in accounting, increased 15% to $1.3 billion. The cumulative effect of changes in accounting impacted 2002 with a $2 million after-tax charge resulting from the company's adoption of Statement of Financial Accounting Standards
("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, with an immaterial impact on diluted earnings per share. The cumulative effect of changes in accounting for 2001 was a $44 million after-tax charge, or $.09 per diluted share, resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives. The effective tax rate for 2002 and 2001 was approximately 38%.

Fiscal 2002 net income was $783 million, or $1.47 per diluted share. Fiscal 2002 diluted earnings per share of $1.47 represents 19% growth over 2001 reported results of $1.24. This represents an 11% growth over 2001 diluted earnings per share of $1.33 before cumulative effect of changes in accounting.

2001 vs. 2000

                   REPORTING SEGMENT HIGHLIGHTS

DOLLARS IN MILLIONS
                                                                    % CHANGE
                                                                   FROM FISCAL
                                                                      2000
                                                                    EXCLUDING
                                       % CHANGE     FISCAL 2001    FISCAL 2000     % CHANGE
                        FISCAL 2001      FROM        OPERATING    RESTRUCTURING      FROM
SEGMENT                    SALES      FISCAL 2000      PROFIT        CHARGES      FISCAL 2000

Packaged Foods            $11,368          11%         $1,396            4%            40%

Food Ingredients            1,665         (2%)            173           16%            93%

Meat Processing            10,432           2%            181          (22%)           76%
                          -------                      ------
TOTAL FOOD BUSINESS        23,465           6%          1,750            1%            47%

Agricultural Products       3,636           9%            109          (18%)          126%
                          -------                      ------
CONAGRA FOODS TOTAL       $27,101           6%         $1,859             -            50%
----------------------------------------------------------------------------------------------


38 ConAgra Foods Annual Report

The business environment for the second half of 2001 reflected higher energy costs and a slowing economy. The company believes that both of these factors negatively impacted operating results for its reporting segments in 2001.

SALES

Packaged Foods sales grew 11% for the fiscal year to reach $11.4 billion, largely the result of the acquisition of brands including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM and Louis Kemp from IHF on Aug. 24,
2000. The company invested significantly in numerous new and existing products in the shelf-stable and frozen foods operations as part of its strategy to improve future sales growth. Changing inventory levels among its customer base resulted in slower orders, and therefore lower company sales than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods sales were also impacted by growth for several key brands and product lines, most notably the company's foodservice-focused operations which offer french fries, specialty meats, seafood and tortillas to this customer channel. The snacks operations were among the strongest performing segment operations, posting significant sales gains. The company's frozen foods operations posted an overall sales decline for the year, largely due to lower volumes of higher-priced products in the mix of products sold. Although numerous new frozen products were introduced in 2001, many of them had not reached a sufficient level of distribution early enough in the fiscal year to substantially benefit 2001 sales performance. The company's dairy foods operations, which include aerosol whipped topping, cheese, egg alternatives and tablespreads, posted a decline in sales reflecting the discontinuation of certain commodity cheese operations late in 2000, as well as a poor performance from its tablespreads operations. The poor performance of the tablespreads operations resulted from a highly competitive environment as well as unfavorable pricing of products in relation to butter for a large portion of the fiscal year. Sales for the segment's branded processed meats operations grew partly in response to recently introduced new products and increased marketing support for new and existing products.

Excluding brands acquired in the IHF acquisition, the major Packaged Foods retail brands that posted sales gains in the fiscal year were ACT II, Slim Jim, Swiss Miss, Reddi-wip, Egg Beaters, Butterball, Armour, Eckrich, Cook's, Swift and Hebrew National. Hunt's, Banquet, Marie Callender's, Healthy Choice, Wesson, Peter Pan, Blue Bonnet and Parkay posted sales declines.

Food Ingredients sales declined 2% to $1.7 billion, largely reflecting the sale of some operations. Sales for the seasonings, blends and flavorings business grew, largely due to an acquisition completed in the fiscal year.

Meat Processing sales grew 2% for the year to reach $10.4 billion, reflecting gains for fresh pork and fresh poultry operations. Fresh beef sales declined modestly compared to 2000, partly due to a loss of capacity from a fire that destroyed the Garden City, Kansas, processing facility in December 2001.

Agricultural Products sales increased 9% to $3.6 billion for the year, reflecting improved sales for both the segment's crop inputs operations and merchandising operations. Sales for the crop inputs operations were higher in 2001, despite an increasingly competitive environment. Sales for the segment's merchandising operations largely reflect increased activity and volatility in some key trading sectors.

COST OF GOODS SOLD

The company's cost of goods sold was $23.3 billion for the fiscal year, compared to $22.2 billion in 2000. Costs of goods sold for 2000 includes $223 million of restructuring-related charges. Gross profit (sales less cost of goods sold) for 2001 was 15% higher than that of 2000, and 8% higher excluding restructuring-related charges in 2000. Gross margin (gross profit as a percent of sales) improved to 14% primarily due to an improved mix of higher-margin products as a result of the acquisition of IHF, compared with 13% in 2000, and 14% in 2000 excluding restructuring charges. Higher energy and other input costs impeded gross margin growth, as did lower volumes of higher-margin products in the mix of products sold at the company's crop inputs and frozen foods operations.

SG&A

SG&A expenses increased 10% to $2.3 billion for 2001, compared to $2.1 billion in 2000. Excluding restructuring-related charges in 2000 of $76 million, SG&A expenses for 2001 increased 14% primarily as a result of the acquisition of IHF and substantially increased marketing investment. Advertising and promotion expense increased at a double-digit rate, reflecting the company's commitment to building for the future. SG&A expenses were 8% of sales during 2001, essentially unchanged compared to 2000.

OPERATING PROFIT

Packaged Foods operating profit increased from $998 million in 2000 to $1.4 billion in 2001, due primarily to restructuring and restructuring-related charges ("restructuring charges") recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $347 million in 2000, operating profit grew 4%, largely the result of the acquisition of brands including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others early in the fiscal year. The company's introduction of and investment in many new products in the shelf-stable and frozen foods operations slowed the growth of the


39 ConAgra Foods Annual Report

Packaged Foods operating profit for the year. Changing inventory levels among the company's customer base, which resulted in slower orders, also resulted in lower profits than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods operating profit results were also impacted by growth for several key brands and product lines, as described above in the discussion of Packaged Foods sales. The company's frozen foods operations and the company's dairy operations posted overall profit declines for the year, for the reasons provided above in the discussion of Packaged Foods sales.

Food Ingredient operating profit increased from $90 million in 2000 to $173 million in 2001 due primarily to restructuring charges recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $59 million in 2000, operating profit increased 16%. While market conditions for the grain processing operations were difficult, overall segment profits increased due in part to an acquisition of a vegetable ingredient business, as well as the favorable disposition of some smaller assets.

Meat Processing operating profit increased from $103 million in 2000 to $181 million in 2001 due to restructuring charges recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $131 million in 2000, operating profit decreased 22%, resulting in part from higher input costs for the company's fresh beef and pork operations. Difficult industry conditions for the fresh poultry operations also contributed to the segment's operating profit decrease. Fiscal 2000 showed unusually strong profits for the company's fresh beef and pork operations during that year, making difficult comparisons in those business units for most of 2001.

Agricultural Products operating profit increased from $48 million in 2000 to $109 million in 2001 due to restructuring charges of $85 million recognized in 2000 that did not recur in 2001. Excluding these restructuring charges in 2000, operating profit declined 18%. Overall segment profitability declined due to lower profits for the segment's crop inputs operations, which were negatively impacted by lower volumes of higher-margin customer orders and expansion-related overhead.

The company's total operating profit for 2001 was $1.9 billion as compared to $1.2 billion in 2000. Excluding restructuring charges of $621 million in 2000, operating profit in 2001 was essentially flat compared to 2000.

During 2001, the company achieved $180 million of pre-tax cost savings as a result of the restructuring plan undertaken in 1999 and 2000. These cost savings positively impacting the company's cost of goods sold and selling, general and administrative expenses, were more than offset by increased marketing expense, increased energy costs and weakness in operating results for some of the company's businesses.

INTEREST EXPENSE AND AMORTIZATION

For 2001, interest expense was $423 million, an increase of 39% over fiscal 2000 amounts, primarily due to financing required for the acquisition of IHF, as well as greater working capital requirements. Also, as a result of the acquisition of IHF, amortization of intangibles grew to $131 million in 2001, compared to $83 million in 2000.

INCOME BEFORE INCOME TAXES AND NET INCOME

Income before income taxes and the cumulative effect of changes in accounting was $1.1 billion in 2001 as compared to $618 million in 2000. Excluding 2000 restructuring charges of $621 million, income before income taxes and the cumulative effect of changes in accounting declined 11%. The cumulative effect of changes in accounting for 2001 was a $44 million after-tax charge, or $.09 per diluted share, resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives. The effective tax rate for 2001 and 2000 was approximately 38%.

Fiscal 2001 income before the cumulative effect of changes in accounting was $683 million, or $1.33 per diluted share, compared to 2000 diluted earnings per share of $.80 ($1.60 per diluted share excluding restructuring charges). Fiscal 2001 net income was $639 million, or $1.24 per diluted share, compared with diluted earnings per share of $.80 in 2000, and diluted earnings per share of $1.60 excluding restructuring charges.

OTHER

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing includes restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at the company's United Agri Products subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated Sept. 28, 2001. The company is cooperating with the SEC investigation.

40 ConAgra Foods Annual Report

LIQUIDITY AND CAPITAL RESOURCES

In January 2002, the SEC issued Financial Reporting Release ("FRR") No. 61 which provides registrants with interpretive guidance regarding additional disclosures in the areas of obligations and commitments, off-balance sheet financings, trading activities and related party transactions. The company has included applicable information within its Management's Discussion & Analysis with respect to the topics addressed in FRR No. 61.

SOURCES OF LIQUIDITY AND CAPITAL

The company's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue its growth objectives. The company primarily uses short-term debt to finance its working capital needs and a combination of equity and long-term debt to finance noncurrent assets.

To finance its working capital, the company utilizes cash flows generated from operations and also borrows short-term (usually less than 30 days maturity) commercial paper. Commercial paper is reflected in the company's consolidated balance sheet within notes payable. The company maintains back-up bank lines of credit at least equal to outstanding commercial paper borrowings. The company has never needed to use these back-up lines of credit. The company is in compliance with the credit agreements' financial covenants. Management believes the company will maintain its current debt credit rating for the foreseeable future, thus allowing the company's continued issuance of commercial paper. If the company were unable to access the short-term commercial paper market, the company would use its bank revolving credit facilities to provide liquidity. The company has in place a short-term revolving credit facility of $1.05 billion (expiring in May 2003) and a longer-term $1.05 billion revolving credit facility (expiring in May
2007) with major domestic and international banks. The interest rates for the revolving credit facilities are generally .30 to .35 percentage points higher than the interest rates for commercial paper.

As of the end of 2002, the company had short-term notes payable of $31 million as compared to $2.7 billion at the end of 2001. Short-term notes payable decreased due to the company's current year refinancing activities, and the payment of short-term borrowings with cash generated from operating activities.

The company also funds its short-term financing needs through agreements to sell interests in pools of trade accounts receivable. As of the end of 2002, the existing program funded up to $875 million of receivables at any one time. On June 6, 2002, the company terminated one accounts receivable securitization program with an availability of $325 million. The accounts receivable are sold without recourse at a discount, and this cost is included in selling, general and administrative expenses. Because these accounts receivable are sold without recourse to unrelated third parties, accounts receivable balances sold are excluded from the companies consolidated financial statements. As of the end of 2002, accounts receivable sold totaled $684 million as compared to $737 million as of the end of 2001. The ability to sell accounts receivable is, in part, dependent upon the credit quality of the underlying accounts receivable. Although not anticipated by the company's management, deterioration of the credit quality of accounts receivable could impact the company's ability to sell receivables under this program. If the company were unable to obtain funds through its receivables program, the company would source its liquidity needs through additional borrowings under its commercial paper program. The interest rates for commercial paper are generally less than .10 percentage points higher than the implicit rate for the accounts receivable sales program.

Debt reduction has been a primary focus of the company during 2002. The company's overall level of interest-bearing debt totaled $6.0 billion at the end of 2002, compared to $6.9 billion as of the end of 2001. This 13% reduction was primarily a result of utilizing cash generated from operating activities to pay down debt.

During 2002, the company issued $500 million of floating rate senior notes due September 2003, $500 million of 6% senior notes due September 2006, and $1 billion of 6.75% senior notes due September 2011. The interest rate associated with the floating rate senior notes is equal to three-month LIBOR plus 70 basis points, or approximately 2.6% as of the end of 2002. The net proceeds were used to reduce outstanding commercial paper borrowings carrying an average interest rate of 3.8%. The company replaced short-term debt with long-term debt to protect against potential unfavorable developments in the short-term credit market, and to take advantage of attractive long-term interest rates. As of the end of both 2002 and 2001, the company's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's), and BBB+ (Standard & Poor's), all investment grade ratings.

During 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities for $350 million, using lower-rate short-term debt to fund the redemption. The rates associated with the short-term debt used to fund the redemption are approximately 6 percentage points lower than the interest rates associated with the redeemed securities. The redemption resulted in an earnings per share charge of approximately $.01 in 2002. The cost of the redemption was offset by reduced financing costs in 2002. The $175 million of Series B


41 ConAgra Foods Annual Report

Adjustable Rate Cumulative Preferred Securities were not redeemed by the company and remain outstanding as of the end of 2002.

As of the end of 2002, the company had interest rate swaps outstanding, effectively converting $2 billion of its fixed rate debt into floating rate debt. The company entered into such interest rate swaps to take advantage of historically low short-term rates, while continuing to maintain long-term financing.

CASH FLOWS

In fiscal 2002, the company used $40 million of cash, which is the net impact of $2.4 billion generated from operations, $586 million used in investing activities and $1.8 billion used in financing activities.

Cash generated from operating activities totaled $2.4 billion for 2002 as compared to $125 million generated for 2001. The increased cash flow was primarily due to an effort to reduce trade working capital (accounts receivable plus inventory less accounts payable, accrued expenses and advances on sales) and increased net income. Cash flow from operating activities is one of the company's primary sources of liquidity.

Cash used in investing activities totaled $586 million for 2002, down from $1.6 billion used in 2001. Investing activities consist primarily of additions to property, plant and equipment under the company's normal capital expenditure plan and payments for business acquisitions. Payments for business acquisitions in the current year of $110 million were significantly lower than last year due primarily to the acquisition of IHF in 2001 which resulted in a cash payment of $875 million for that year.

Cash used in financing activities totaled $1.8 billion for 2002, versus cash generated of $1.5 billion for 2001. During 2002, the company reduced short-term borrowings by $2.6 billion through a combination of cash generated from operations and the issuance of approximately $2 billion in long-term debt. Additionally, the company redeemed $350 million of preferred securities of a subsidiary with fixed dividend rates ranging from 9% to 9.35%. The dividend payments associated with the company's preferred securities of a subsidiary are classified within SG&A. The company issued short-term borrowings to fund the redemption of these subsidiary preferred securities. In 2001, cash generated from financing activities related primarily to the issuance of debt for the acquisition of IHF. Dividends paid during 2002 totaled $483 million as compared to $429 million for 2001.

CERTAIN LEASING ARRANGEMENTS

The company has entered into operating lease arrangements in which the lessors are characterized as "special purpose entities" ("SPEs"). The SPEs are used to facilitate financing for leased assets. Accordingly, the assets held by the SPEs are the assets leased by the company, and the liabilities of the SPEs are the debt used to finance the leased assets (with the assets serving as collateral for the debt). These SPEs are not consolidated by the company as their equity is provided by parties independent of the company in amounts that are sufficient under applicable accounting principles (i.e., equity of at least 3% of total capital) to establish the SPEs as having independent economic substance apart from the company. In these leasing arrangements, the funding obligations of the company are limited solely to the actual lease payments and in some circumstances a guarantee of a portion of the original value of the leased asset. The company is not obligated in such agreements to guarantee the continued viability or profitability of the SPEs. All obligations are included in the "Contractual Obligations" table below.

The Financial Accounting Standards Board ("FASB") is currently considering modifying the authoritative accounting literature with respect to SPE leasing arrangements. Depending on the outcome of the FASB's deliberations in this area, the company may be required in the future to include the leased assets and related debt financing in its financial statements for "non-substantive" SPEs. The company has not completed its assessment of the potential adoption impact of such literature as the FASB has yet to complete its deliberations process. However, based on the company's understanding of the FASB's preliminary views, the company does not believe the impact of the new literature will be material to the company.

A number of facilities are currently being constructed for use within the company's Packaged Foods distribution network. The company provided financing for up to 89% of the cost of construction of these facilities in fiscal 2002. Upon completion of each facility, the company intends to lease these facilities from SPEs that are anticipated to have substantive equity. The SPEs obtained permanent financing and repaid the construction financing with interest. As of May 26, 2002, the company had advanced approximately $41 million for construction of these facilities, which is included in the 2002 financial statements. All such advances were repaid to the company by Aug. 14, 2002.

OBLIGATIONS AND COMMITMENTS

As part of its ongoing operations, the company enters into arrangements that obligate the company to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e.,


42 ConAgra Foods Annual Report
obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). These arrangements are entered into by the company in its normal course of business in order to ensure adequate levels of sourced product are available to the company. Of these items, capital lease and debt obligations, which total $6.0 billion, are currently recognized as liabilities in the company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which total $1.1 billion, are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles.

A summary of the company's contractual obligations at the end of 2002, is as follows:

DOLLARS IN MILLIONS                   PAYMENTS DUE BY PERIOD

CONTRACTUAL                     LESS THAN 1                             AFTER 5
OBLIGATIONS             TOTAL      YEAR       2-3 YEARS  4-5 YEARS       YEARS
Long-Term Debt        $6,005.5    $209.0       $ 883.4    $1,218.7     $3,694.4

Lease Obligations        741.2     121.6         176.8       136.4        306.4

Unconditional
 Purchase
 Obligations             402.3      73.3         158.4        72.9         97.7
                      --------    ------      --------    --------     --------
Total Cash
 Obligations          $7,149.0    $403.9      $1,218.6    $1,428.0     $4,098.5
----------------------------------------------------------------------------------

In addition to the above contractual obligations, as part of its ongoing operations, the company enters into certain arrangements that obligate the company to make future payment only upon the occurrence of a future event that will result in the company making a cash payment (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). The following commercial commitments are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles. A summary of the company's other commercial commitments, including commitments associated with equity method investments at the end of 2002, is as follows:

DOLLARS IN MILLIONS           AMOUNT OF COMMITMENT EXPIRATION PER PERIOD

OTHER COMMERCIAL                LESS THAN 1                             AFTER 5
COMMITMENTS             TOTAL      YEAR       2-3 YEARS  4-5 YEARS       YEARS
Guarantees            $  18.0     $  4.5       $  2.3     $ 11.2       $     -

Other
 Commitments             83.3       16.8         19.9       12.4          34.2
                      -------     ------       ------     ------       -------
Total
 Commitments          $ 101.3     $ 21.3       $ 22.2     $ 23.6       $  34.2
----------------------------------------------------------------------------------


TRADING ACTIVITIES

The company accounts for certain contracts (e.g., "physical" commodity purchase / sale contracts and derivative contracts) at fair value. The company considers a portion of these contracts to be its "trading" activities; specifically, those contracts that do not qualify for hedge accounting under SFAS No. 133. The table below summarizes the changes in trading assets and liabilities for 2002:

DOLLARS IN MILLIONS

Net asset (liability) outstanding as of May 27, 2001, at fair value         $36.2

Contracts settled during the period (1)                                     (25.7)

Changes in fair value of contracts outstanding as of May 26, 2002 (2)        22.0

Changes attributable to changes in valuation techniques
  and assumptions                                                               -
                                                                            -----
Net asset (liability) outstanding as of May 26, 2002, at fair value         $32.5
-------------------------------------------------------------------------------------


(1) Includes contracts outstanding at May 27, 2001, and contracts entered into and settled during the period.

(2) Includes option premiums paid and received.

The following table represents the fair value and scheduled maturity dates of such contracts outstanding as of May 26, 2002:

                                             FAIR VALUE OF CONTRACTS AS OF
                                                       MAY 26, 2002
DOLLARS IN MILLIONS                              NET ASSET / (LIABILITY)
                                          MATURITY LESS   MATURITY   TOTAL FAIR
SOURCE OF FAIR VALUE                       THAN 1 YEAR   1-3 YEARS      VALUE

Prices actively quoted
  (i.e., exchange-traded contracts)         $  11.8        $  .2        $12.0

Prices provided by other external
  sources (i.e., non-exchange-
  traded contracts)                            17.6          2.9         20.5

Prices based on models and other
  valuation models (i.e., non-exchange-
  traded contracts)                               -            -            -
                                            -------        -----        -----
Total fair value                            $  29.4        $ 3.1        $32.5
-----------------------------------------------------------------------------------

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The above tables exclude commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to hedge an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or hedging contracts.


43 ConAgra Foods Annual Report

CRITICAL ACCOUNTING POLICIES

In December 2001, the SEC issued FRR No. 60, concerning "critical" accounting policies. FRR No. 60 defines a critical accounting policy as a policy that is both important to the portrayal of a company's financial condition and results and requires significant or complex judgments on the part of management. The company has included the following information with respect to the topics addressed in FRR No. 60.

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by management of the company.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - The company's allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes the company's processes effectively address its exposure for doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by the company.

MARKETING COSTS - The company incurs certain costs to promote its products through marketing programs that include advertising, retailer incentives and consumer incentives. The company expenses each of these types of marketing costs in accordance with applicable authoritative accounting literature. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the company's historical experience with marketing programs, with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the company could recognize different amounts of marketing costs over different periods of time.

INVENTORY VALUATION - Management reviews its inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow-moving inventories, obsolete inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer-specific trends. If the company's actual results differ from management expectations with respect to the selling of its inventories at amounts equal to or greater than their carrying amounts, the company would be required to adjust its inventory balances accordingly.

ENVIRONMENTAL LIABILITIES - Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the company's environmental liabilities. Management estimates the company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the company and other potentially responsible parties, and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims, and periodically updated as to the general status of known claims. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

EMPLOYMENT-RELATED BENEFITS - The company incurs certain employment-related expenses associated with pensions, postretirement health care benefits and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to value certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated healthcare costs and employee accidents incurred but not yet reported to the company. The estimates used by management are based on the company's historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.


44 ConAgra Foods Annual Report

Due to the long-term nature of pension plans, several assumptions must be made to appropriately account for those plans. One important assumption is the expected rate of return on plan assets. High returns on plan assets result in lower pension expense, and thus higher company profits. Low returns on plan assets result in higher pension expense, and thus lower company profits.

On a trailing 5-year and a trailing 10-year basis, the company's actual returns on plan assets have slightly exceeded the fiscal 2002 estimated long-term rate of return of 9.25%. The company believes the expected return rate to be reported in the fiscal 2003 financial results will be lower than 9.25% due to the recent weak performance of equities and bonds, and the expectation that more modest returns will be obtained in the near future. The accounting requirements for pensions call for amortization of gains and losses over several years, so there is a lag time between the market's performance and its impact on plan results. For every 1% reduction in the expected rate of return on plan assets, annual pension expense increases by approximately $15 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which establish accounting and reporting requirements for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment of value on an annual basis.
SFAS No. 142 is effective for fiscal years beginning after Dec. 15, 2001. The company will adopt SFAS No. 142 at the beginning of its fiscal 2003. The company believes the adoption of SFAS No. 142 will result in a diluted earnings per share increase of approximately $.15 for fiscal 2003 as a result of the company discontinuing the amortization of goodwill and other intangible assets with indefinite lives. As part of the adoption of SFAS No. 142, the company is required to test goodwill and other intangible assets for impairment at the beginning of fiscal 2003. The company has not yet completed its assessment of the adoption impact, if any, of the initial impairment test.

In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This statement requires the company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The company expects to adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact, if any, of SFAS No.143.

Additionally, in October 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. SFAS No. 144 develops an accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of Accounting Principles Board ("APB") Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, for disposal of segments of a business. SFAS No. 144 requires long-lived assets to be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for fiscal years beginning after Dec. 15, 2001. The company intends to adopt this standard at the beginning of its fiscal 2003. The company believes the anticipated adoption impact of SFAS No. 144 will not be material.

RELATED PARTY TRANSACTIONS

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). Mark Rauenhorst, a director of ConAgra Foods, is a beneficial owner and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2002 require annual lease payments by ConAgra Foods of approximately $19 million. Opus had revenues of approximately $1.3 billion in 2001. ConAgra Foods has leased or expects to lease additional facilities, which are under construction or recently completed, in fiscal 2003 from Opus with annual lease payments of approximately $2.4 million. The lease payments will include the lessor's borrowing costs for construction funds. In fiscal 2002, at ConAgra Foods' request, the company provided construction financing at its short-term borrowing rates, which were lower rates than the lessor would obtain from other lending sources. The construction financing for each facility is provided for a period of less than a year, secured by a mortgage on the facility, and repaid in full to the company following the commencement of the lease. During fiscal 2002, the construction financing provided by the company to Opus totaled approximately $41 million; all such amounts were repaid by Aug. 14, 2002.

45 ConAgra Foods Annual Report

MARKET RISK

The principal market risks affecting the company are exposures to price fluctuations of commodity and energy inputs, interest rates and foreign currencies.

COMMODITIES - The company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, cattle, hogs, energy and packaging materials to be used in its operations. These commodities are subject to price fluctuations which may create price risk. The company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. ConAgra Foods has policies governing the hedging instrument its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The company also monitors the amount of associated counter-party credit risk for all non-exchange-traded transactions. In addition, the company purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil, oats and energy in its trading operations. The company's trading activities are limited in terms of maximum dollar exposure and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In reality, as markets move, the company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each quarter end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Market Prices


DOLLARS IN MILLIONS                                     2002            2001
PROCESSING ACTIVITIES
 Grains/Food
  High                                                 $44.4           $43.3
  Low                                                   25.0            25.5
  Average                                               33.8            33.0
 Meats
  High                                                  21.2            56.4
  Low                                                    7.7             3.4
  Average                                               12.7            23.4
 Energy
  High                                                  12.3            16.9
  Low                                                    8.8             8.4
  Average                                               10.4            12.2
TRADING ACTIVITIES
 Grains
  High                                                  14.1            19.0
  Low                                                    1.2             9.8
  Average                                                6.3            12.2
 Meats
  High                                                   7.6             2.7
  Low                                                    1.0              .4
  Average                                                3.8             1.4
 Energy
  High                                                   7.7             5.1
  Low                                                     .5             4.0
  Average                                                3.1             4.7
---------------------------------------------------------------------------------

INTEREST RATES - The company uses interest rate swaps to manage the effect of interest rate changes on a portion of its debt. During 2002, the company entered into interest rate swap agreements, effectively changing the interest rate on $2.0 billion of its debt from a fixed rate to a floating rate. As of the end of 2002, the fair value of the interest rate swap agreements recognized in prepaid expenses and other current assets was $29.4 million. During 2001, the company did not enter into any interest rate swap agreements. A one percentage point increase/decrease in interest rates would have decreased/increased the fair value of the interest rate swap agreements by approximately $89 million as of the end of 2002.


46 ConAgra Foods Annual Report

As of the end of 2002, the fair value of the company's fixed rate debt was estimated at $5.86 billion, based on current market rates primarily provided by outside investment advisors. As of the end of 2002, a one percentage point increase in interest rates would decrease the fair value of the company's fixed rate debt by approximately $383 million, while a one percentage point decrease in interest rates would increase the fair value of the company's fixed rate debt by approximately $437 million. With respect to the company's floating rate debt, a one percentage point change in interest rates would have impacted net interest expense by approximately $14 million for 2002.

FOREIGN OPERATIONS - In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the company's processing operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the company's net foreign currency position at each quarter end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% Change in Exchange Rates

DOLLARS IN MILLIONS                                     2002            2001

PROCESSING BUSINESSES
  High                                                 $17.1           $13.3
  Low                                                    8.6             2.3
  Average                                               13.7             9.6
--------------------------------------------------------------------------------

The market risk exposure related to the company's trading operations is not material to the company's results of operations or financial position.

FORWARD-LOOKING STATEMENTS

Management's Discussion & Analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses are examples of factors, among others, that could cause results to differ materially from those described in the forward-looking statements.


47 ConAgra Foods Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS
ConAgra Foods, Inc. and Subsidiaries

                                                                                      For the fiscal years ended May

DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS                                      2002             2001             2000
Net sales                                                                       $27,629.6        $27,100.5        $25,484.5

Costs and expenses

  Cost of goods sold                                                             23,536.5         23,311.7         22,182.9

  Selling, general and administrative expenses                                    2,423.4          2,261.4          2,058.0

  Interest expense                                                                  401.5            423.3            303.8

  Restructuring/Impairment charges                                                      -                -            322.2
                                                                                ---------        ---------        ---------
                                                                                 26,361.4         25,996.4         24,866.9
                                                                                ---------        ---------        ---------

Income before income taxes and cumulative effect of changes in accounting         1,268.2          1,104.1            617.6

Income taxes                                                                        483.2            421.6            235.3
                                                                                ---------        ---------        ---------

Income before cumulative effect of changes in accounting                            785.0            682.5            382.3

Cumulative effect of changes in accounting                                           (2.0)           (43.9)               -
                                                                                ---------        ---------        ---------
NET INCOME                                                                      $   783.0        $   638.6        $   382.3
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC

  Income before cumulative effect of changes in accounting                      $    1.48        $    1.33        $     .80

  Cumulative effect of changes in accounting                                            -             (.09)               -
                                                                                ---------        ---------        ---------
  NET INCOME                                                                    $    1.48        $    1.24        $     .80
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - DILUTED

  Income before cumulative effect of changes in accounting                      $    1.47        $    1.33        $     .80

  Cumulative effect of changes in accounting                                            -             (.09)               -
                                                                                ---------        ---------        ---------
  NET INCOME                                                                    $    1.47        $    1.24        $     .80
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ConAgra Foods, Inc. and Subsidiaries

                                                                                      For the fiscal years ended May

DOLLARS IN MILLIONS                                                               2002             2001             2000
NET INCOME                                                                      $   783.0        $   638.6        $   382.3
 Other comprehensive income (loss)
  Cumulative effect of change in accounting                                         (24.6)               -                -
  Derivative adjustment, net                                                          5.1                -                -
  Currency translation adjustment                                                     3.0            (17.6)           (37.2)
  Minimum pension liability                                                         (15.3)               -                -
                                                                                ---------        ---------       ----------
COMPREHENSIVE INCOME                                                            $   751.2        $   621.0       $    345.1
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


48 ConAgra Foods Annual Report

CONSOLIDATED BALANCE SHEETS
ConAgra Foods, Inc. and Subsidiaries

                                                                                                      MAY 26        May 27
DOLLARS IN MILLIONS                                                                                    2002           2001
ASSETS
Current assets
  Cash and cash equivalents                                                                          $   157.9      $   198.1
  Receivables, less allowance for doubtful accounts of $104.4 and $100.5                               1,393.6        1,605.4
  Inventories                                                                                          4,304.7        5,071.4
  Prepaid expenses and other current assets                                                              577.7          487.7
                                                                                                     ---------      ---------
    Total current assets                                                                               6,433.9        7,362.6
                                                                                                     ---------      ---------

Property, plant and equipment
  Land and land improvements                                                                             308.6          286.3
  Buildings, machinery and equipment                                                                   5,889.1        5,616.0
  Furniture, fixtures, office equipment and other                                                        671.4          640.3
  Construction in progress                                                                               306.9          308.5
                                                                                                     ---------      ---------
                                                                                                       7,176.0        6,851.1
  Less accumulated depreciation                                                                       (3,282.1)      (2,966.4)
                                                                                                     ---------      ---------
    Property, plant and equipment, net                                                                 3,893.9        3,884.7
                                                                                                     ---------      ---------

Brands, trademarks and goodwill, at cost less accumulated amortization of $1,027.5 and $878.7          4,747.6        4,840.2
Other assets                                                                                             420.8          393.3
                                                                                                     ---------      ---------
                                                                                                     $15,496.2      $16,480.8
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable                                                                                      $    30.9      $ 2,677.1
  Current installments of long-term debt                                                                 209.0          123.1
  Accounts payable                                                                                     2,165.3        2,289.8
  Advances on sales                                                                                      374.8          349.0
  Accrued payroll                                                                                        316.4          249.7
  Other accrued liabilities                                                                            1,217.0        1,246.9
                                                                                                     ---------      ---------
    Total current liabilities                                                                          4,313.4        6,935.6
                                                                                                     ---------      ---------
Senior long-term debt, excluding current installments                                                  4,991.6        3,359.5
Other noncurrent liabilities                                                                             955.9          927.5
Subordinated debt                                                                                        752.1          750.0
Preferred securities of subsidiary company                                                               175.0          525.0
Commitments and contingencies
Common stockholders' equity
  Common stock of $5 par value, authorized 1,200,000,000 shares;
   issued 565,509,607 and 565,337,949                                                                  2,827.5        2,826.7
  Additional paid-in capital                                                                             737.2          682.5
  Retained earnings                                                                                    1,821.9        1,534.8
  Accumulated other comprehensive income (loss)                                                         (152.5)        (120.7)
  Less treasury stock, at cost, common shares of 28,469,119 and 28,270,610                              (676.8)        (672.9)
                                                                                                     ---------      ---------
                                                                                                       4,557.3        4,250.4
  Less unearned restricted stock and value of 9,903,931 and 12,787,862
   common shares held in Employee Equity Fund                                                           (249.1)        (267.2)
                                                                                                     ---------      ---------
    Total common stockholders' equity                                                                  4,308.2        3,983.2
                                                                                                     ---------      ---------
                                                                                                     $15,496.2      $16,480.8
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


49 ConAgra Foods Annual Report

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
ConAgra Foods, Inc. and Subsidiaries

                                                          For the fiscal years ended May

                                                                                  Accumulated                   EEF*
                                                           Additional               Other                      Stock
                                        Common     Common    Paid-in   Retained  Comprehensive   Treasury       and
COLUMNAR AMOUNTS IN MILLIONS            Shares     Stock     Capital   Earnings  Income/(loss)     Stock       Other     Total

BALANCE AT MAY 30, 1999                  519.6   $2,598.2   $  219.4   $1,325.1    $  (65.9)    $ (749.9)    $ (462.8)  $2,864.1
Stock option and incentive plans            .5        2.4       11.8                               (10.3)        31.3       35.2
Fair market valuation of EEF shares                            (70.0)                                            70.0          -
Shares issued for acquisitions             4.0       20.1      (13.7)      13.4                                             19.8
Currency translation adjustment                                                       (37.2)                               (37.2)
Dividends declared on
 common stock, $.789 per share                                           (375.5)                                          (375.5)
Net income                                                                382.3                                            382.3
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 28, 2000                  524.1    2,620.7      147.5    1,345.3      (103.1)      (760.2)      (361.5)   2,888.7
Stock option and incentive plans            .2         .9      (53.5)        .1                     87.3         39.6       74.4
Fair market valuation of EEF shares                            (54.7)                                            54.7          -
Shares issued for acquisitions            41.0      205.1      643.2                                                       848.3
Currency translation adjustment                                                       (17.6)                               (17.6)
Dividends declared on
 common stock, $.879 per share                                           (449.2)                                          (449.2)
Net income                                                                638.6                                            638.6
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 27, 2001                  565.3    2,826.7      682.5    1,534.8      (120.7)      (672.9)      (267.2)   3,983.2
Stock option and incentive plans            .2         .8       26.7         .3                     (3.9)        46.1       70.0
Fair market valuation of EEF shares                             28.0                                            (28.0)         -
Currency translation adjustment                                                         3.0                                  3.0
Cumulative effect of change in
 accounting                                                                           (24.6)                               (24.6)
Derivative adjustment, net                                                              5.1                                  5.1
Minimum pension liability                                                             (15.3)                               (15.3)
Retirement of subsidiary preferred
 securities                                                                (6.7)                                            (6.7)
Dividends declared on
 common stock, $.930 per share                                           (489.5)                                          (489.5)
Net income                                                                783.0                                            783.0
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 26, 2002                  565.5  $2,827.5   $   737.2   $1,821.9    $ (152.5)    $ (676.8)    $ (249.1)  $4,308.2
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.
* Employee Equity Fund (Note 12)


50 ConAgra Foods Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
ConAgra Foods, Inc. and Subsidiaries

                                                                                         For the fiscal years ended May

DOLLARS IN MILLIONS                                                                  2002              2001              2000
Cash flows from operating activities

Net income                                                                        $  783.0          $  638.6           $  382.3

  Adjustments to reconcile net income to net cash from
    operating activities
      Depreciation                                                                   474.4             462.4              453.8
      Goodwill and other amortization                                                148.8             130.5               82.7
      Restructuring and other restructuring-related charges (including
       accelerated depreciation)                                                         -                 -              621.4
      Cumulative effect of changes in accounting                                       2.0              43.9                  -
      Other noncash items (includes nonpension postretirement benefits)              131.2             175.5               49.9
      Change in assets and liabilities before effects from business combinations
        Receivables                                                                  169.5            (410.8)              69.9
        Inventories and prepaid expenses                                             658.4            (597.3)            (325.3)
        Accounts payable and accrued liabilities                                     (17.8)           (318.2)            (643.7)
                                                                                  --------          --------           --------
          NET CASH FLOWS FROM OPERATING ACTIVITIES                                 2,349.5             124.6              691.0
                                                                                  --------          --------           --------
Cash flows from investing activities
  Additions to property, plant and equipment                                        (530.6)           (559.7)            (539.3)
  Payment for business acquisitions                                                 (110.0)         (1,107.2)            (390.1)
  Sale of businesses and property, plant and equipment                                22.4             125.3              154.6
  Notes receivable and other items                                                    32.4             (26.5)             (36.6)
                                                                                  --------          --------           --------
          NET CASH FLOWS FROM INVESTING ACTIVITIES                                  (585.8)         (1,568.1)            (811.4)
                                                                                  --------          --------           --------
Cash flows from financing activities
  Net short-term borrowings (repayments)                                          (2,646.2)          1,421.5              402.7
  Proceeds from issuance of long-term debt                                         1,997.5           1,663.7               33.1
  Repayment of long-term debt                                                       (300.4)            (21.7)             (32.6)
  Changes in amounts sold under the accounts receivable securitization, net          (53.1)            (77.0)             165.0
  Redemption of preferred securities of subsidiary                                  (350.0)                -                  -
  Cash dividends paid                                                               (482.9)           (429.2)            (375.0)
  Repayment of acquired company's debt                                                   -          (1,114.3)                 -
  Other items                                                                         31.2              41.0               22.0
                                                                                  --------          --------           --------
          NET CASH FLOWS FROM FINANCING ACTIVITIES                                (1,803.9)          1,484.0              215.2
                                                                                  --------          --------           --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (40.2)             40.5               94.8
Cash and cash equivalents at beginning of year                                       198.1             157.6               62.8
                                                                                  --------          --------           --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $  157.9          $  198.1           $  157.6
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


51 ConAgra Foods Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ConAgra Foods, Inc. and Subsidiaries

Years ended May 26, 2002, May 27, 2001, and May 28, 2000
COLUMNAR AMOUNTS IN MILLIONS EXCEPT PER SHARE AMOUNTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods for fiscal years 2002, 2001 and 2000.

The accounts of two wholly-owned subsidiaries, ConAgra Fertilizer Company and United Agri Products, Inc., have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of ConAgra Foods, Inc. and all majority-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting. All significant intercompany investments, accounts and transactions have been eliminated.

INVENTORIES - The company principally uses the lower of cost, determined using the first-in, first-out method, or market for valuing inventories not hedged. Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are principally stated at market, including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of goods sold in order to properly reflect gross profits on hedged transactions.

LONG-LIVED ASSETS AND INTANGIBLE ASSETS - Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:


Land Improvements                                       1 - 40 years
Buildings                                              15 - 40 years
Machinery and equipment                                 5 - 20 years
Furniture, fixtures, office equipment and other         5 - 15 years

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

Recoverability of goodwill not associated with long-lived assets is evaluated based on management's estimates of future undiscounted operating profit associated with the acquired business.

DERIVATIVE INSTRUMENTS - The company uses derivatives (e.g., futures and options) for the purpose of hedging exposure to changes in commodity prices, interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as a hedge and used to hedge an existing asset or liability (e.g., inventory), both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the income statement. For derivatives designated as a hedge and used to hedge an anticipated transaction (e.g., future purchase of inventory), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement upon the completion of the related hedged transaction.

FAIR VALUES OF FINANCIAL INSTRUMENTS - Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

ENVIRONMENTAL LIABILITIES - Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Such liabilities are adjusted as new information


52 ConAgra Foods Annual Report
develops or circumstances change. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable.

EMPLOYMENT-RELATED BENEFITS - Employment-related benefits associated with pensions, postretirement health care benefits and workers' compensation are expensed as such benefits are earned by applicable employees. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, future health costs and employee accidents incurred but not yet reported. The company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

REVENUE RECOGNITION - Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

NET SALES - Gross profits earned from commodity trading activities, which are included in net sales, total $161.4 million, $278.6 million and $148.0 million for fiscal 2002, 2001 and 2000, respectively.

Sales and cost of goods sold, if reported on a gross basis for these activities, would be increased by $10.5 billion, $12.0 billion and $7.7 billion for fiscal 2002, 2001 and 2000, respectively.

MARKETING COSTS - The company incurs various types of marketing costs in order to promote its products, including retailer incentives and consumer incentives. The company expenses each of these types of marketing costs as incurred. In addition, the company incurs advertising costs which are expensed in the year incurred.

COMPREHENSIVE INCOME - Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity and changes in the minimum pension liability. ConAgra Foods deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. There are no reclassification adjustments to be reported in periods presented, with respect to foreign investments.

ACCOUNTING CHANGES - As of the beginning of the current fiscal year, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, and its related amendment, SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES ("SFAS No. 133"). The adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax.

Also in the first quarter of fiscal 2002, the company adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, VENDOR INCOME STATEMENT CHARACTERIZATION OF CONSIDERATION PAID TO A RESELLER OF THE VENDOR'S PRODUCTS. As a result, the company now classifies the costs associated with sales incentives provided to retailers as a reduction in net sales; these costs were previously included in selling, general and administrative expenses. All periods presented reflect this reclassification. This reclassification had an immaterial impact on net sales and no impact on income before income taxes and cumulative effect of changes in accounting, net income or earnings per share amounts.

In fiscal 2001, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives, which resulted in a reduction of fiscal 2001 net income of $43.9 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, BUSINESS
COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which establish accounting and reporting requirements for business combinations.
SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting.
SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment of value on an annual basis. SFAS No. 142 is effective for fiscal years beginning after Dec. 15, 2001. The company will adopt SFAS No. 142 at the beginning of its fiscal 2003. The company believes the adoption of SFAS No. 142 will result in a diluted earnings per share increase of approximately $.15 for fiscal 2003 as a result of the company discontinuing the amortization of goodwill and other intangible assets with indefinite lives. As part of the adoption of SFAS No. 142, the company is required to test goodwill and other intangible assets for impairment at the beginning of fiscal 2003. The company has not yet completed its assessment of the adoption impact, if any, of the initial impairment test.

In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This statement requires the company to recognize the


53 ConAgra Foods Annual Report
fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The company expects to adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact, if any, of SFAS No. 143.

Additionally, in October 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. SFAS No. 144 develops an accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of Accounting Principles Board ("APB") Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, for disposal of segments of a business. SFAS No. 144 requires long-lived assets to be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for fiscal years beginning after Dec. 15, 2001. The company intends to adopt this standard at the beginning of its fiscal 2003. The company believes the anticipated adoption impact of SFAS No. 144 will not be material.

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

2. ACQUISITIONS AND DIVESTITURES

During the fourth quarter of fiscal 2002, the company announced that a controlling interest in its fresh beef and pork business would be sold to a joint venture with outside investors. Subsequent to the close of the transaction, it is expected the company will retain a 46% interest in the joint venture. In fiscal 2002, the fresh beef and pork business accounted for approximately $7.7 billion, or 77%, of the company's Meat Processing reporting segment net sales and $192 million, or 71%, of the company's Meat Processing reporting segment operating profit.

On Aug. 24, 2000, the company acquired all of the outstanding shares of common stock and stock options of International Home Foods ("IHF") in a transaction accounted for as a purchase business combination. The company allocated the excess of the purchase price over the net assets acquired to brands, trademarks and goodwill. Costs assigned to intangible assets arising from the transaction are amortized on a straight-line basis over a period not exceeding 40 years.

The following table summarizes the final fair value of the assets acquired and liabilities assumed in connection with the company's acquisition of IHF:

Current assets                                                    $   627.4
Non-current assets (primarily brands and goodwill)                  2,605.0
                                                                  ---------
  TOTAL ASSETS ACQUIRED                                           $ 3,232.4
                                                                  ---------
Current liabilities                                                   368.0
Long-term debt                                                      1,104.4
Other noncurrent liabilities                                           36.8
                                                                  ---------
  TOTAL LIABILITIES ASSUMED                                       $ 1,509.2
                                                                  ---------
Cash paid                                               $ 875.0
Equity issued                                             848.2
                                                                  ---------
  TOTAL NET ASSETS ACQUIRED                                       $ 1,723.2
-----------------------------------------------------------------------------

The cash portion of the consideration paid was funded through borrowings under the company's short-term credit facilities.

The company's unaudited pro forma results of operations for the fiscal years end May 27, 2001, and May 28, 2000, assuming the acquisition of IHF occurred as of the beginning of fiscal 2000 are as follows:

                                                     2001           2000
Net sales                                         $27,538.6       $27,318.6
Income before cumulative effect of
 changes in accounting                                690.3           397.8
Net income                                            646.4           397.8
Income before cumulative effect of
 changes in accounting per share - diluted        $    1.31       $     .76
Net income per share - diluted                    $    1.23       $     .76
-----------------------------------------------------------------------------

The pro forma results above are not necessarily indicative of the operating results that would have actually occurred if the acquisition had been in effect on the dates indicated, nor is it necessarily indicative of future operating results of the combined companies.

In the third quarter of fiscal 2000, ConAgra Foods acquired the assets of Seaboard Farms, the poultry division of Seaboard Corporation, for approximately $360 million. Seaboard Farms produces and markets


54 ConAgra Foods Annual Report
value-added poultry products primarily to foodservice customers and has annual sales of approximately $480 million. The acquisition was accounted for as a purchase, with the business acquired being included in the financial statements subsequent to the date of acquisition.

3. CHANGES IN ACCOUNTING POLICY

As of the beginning of the current fiscal year, the company adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, and its related amendment, SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES ("SFAS No. 133").The adoption of SFAS No. 133 resulted in a cumulative effect of change in accounting that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax. Other than such cumulative effect,the effect of the change on income before cumulative effect of changes in accounting for fiscal 2002 was not material. The pro forma effect of retroactive application of SFAS No. 133 had this new standard been in effect for the prior fiscal years presented was not material.

In the fourth quarter of fiscal 2001, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives effective the beginning of fiscal 2001.

The individual components of the cumulative effect of changes in accounting, net of tax, as of the beginning of fiscal 2001 are as follows:

Revenue recognition - shipping terms                                  $15.6
Retailer sales incentives                                              17.5
Consumer sales incentives                                              10.8
                                                                      -----
                                                                      $43.9
----------------------------------------------------------------------------

The $43.9 million cumulative effect of the changes in accounting for prior years (after reduction for income taxes of $26.9 million) is included as a reduction in income for fiscal 2001. Other than such cumulative effect, the effect of the changes on fiscal 2001 was not material.

The following pro forma amounts reflect the effect of retroactive application of the changes in methods of accounting had the new methods been in effect for the fiscal years presented, including the related income tax impact:

                                                       2001      2000
Net income                                          $  638.6   $  376.2
Income per share - diluted                          $   1.24   $    .79
--------------------------------------------------------------------------

4. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

                                              2002       2001         2000
NET INCOME
  Income before cumulative effect
   of changes in accounting                   $785.0     $682.5     $382.3
  Cumulative effect of changes in
   accounting                                   (2.0)     (43.9)         -
                                              ------     ------     ------
  Net income                                  $783.0     $638.6     $382.3
  Redemption of subsidiary
   preferred securities, net of tax             (6.7)         -          -
                                              ------     ------     ------
  Income available to
   common shareholders                        $776.3     $638.6     $382.3
----------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC
  Weighted average shares
   outstanding                                 525.8      511.6      475.7
----------------------------------------------------------------------------
EARNINGS PER SHARE - DILUTED
  Weighted average shares
   outstanding - basic                         525.8      511.6      475.7
  Add shares contingently issuable
   upon exercise of stock options                2.2        2.7        2.9
                                              ------     ------     ------
  Weighted average shares
   outstanding                                 528.0      514.3      478.6
----------------------------------------------------------------------------

At the end of fiscal years 2002, 2001 and 2000, there were 7.4 million, 16.7 million and 16.2 million options outstanding, respectively, with exercise prices exceeding the market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

5. RECEIVABLES

At May 26, 2002, the company had agreements to sell interests in pools of receivables, in an amount not to exceed $875 million at any one time. Participation interests in new receivables may be sold, as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. During fiscal 2002, the company sold interests in net new receivables approximating $166 million and used $219 million of net

55 ConAgra Foods Annual Report
additional collections to reduce the facilities from $737 million at fiscal year end 2001 to $684 million at fiscal year end 2002.

On June 6, 2002, the company terminated an accounts receivable securitization program with an availability of $325 million.

6. INVENTORIES

The major classes of inventories are as follows:

                                                      2002           2001
Raw materials                                       $1,280.2       $1,499.0
Food products and livestock                          1,567.6        1,919.5
Agricultural chemicals, fertilizer, and feed           889.5        1,108.8
Other, principally ingredients and
  packaging materials                                  567.4          544.1
                                                    --------       --------
                                                    $4,304.7       $5,071.4
----------------------------------------------------------------------------

7. CREDIT FACILITIES AND BORROWINGS

At May 26, 2002, the company had credit lines from banks that totalled approximately $2,757 million, including: $1,050 million of long-term revolving credit facilities maturing in May 2007; $1,050 million of short-term revolving credit facilities maturing in May 2003; and uncompensated bankers' acceptance and money market loan facilities approximating $657 million. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The company pays fees for its revolving credit facilities.

The company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $2,005.7 million and $3,363.4 million for fiscal year 2002 and 2001, respectively. This excludes an average of $27.0 million and $173.7 million of short-term borrowings that were classified as long-term for fiscal 2002 and 2001, respectively (see Note 8). The highest period-end, short-term indebtedness during fiscal 2002 was $3,714.6 million and $4,585.7 million in fiscal 2001. Short-term borrowings were at rates below prime. The weighted average interest rate was 3.26% and 6.02%, respectively, for fiscal 2002 and 2001.

8. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

                                                        2002           2001
Senior Debt
 Commercial paper backed by long-term
  revolving credit agreement                        $       -       $   175.3
 8.25% senior debt due September 2030                   297.7           297.6
 7.00% senior debt due October 2028                     396.8           396.7
 6.70% senior debt due August 2027
  (redeemable at option of holders in 2009)             300.0           300.0
 7.125% senior debt due October 2026
  (redeemable at option of holders in 2006)             398.0           397.9
 7.875% senior debt due September 2010                  747.8           747.5
 9.875% senior debt due November 2005                   102.2           100.0
 7.5% senior debt due September 2005                    607.3           598.9
 5.50% senior debt due October 2002                     199.9           199.6
 9.87% to 9.95% unsecured senior notes
  due in various amounts through 2009                    30.5            39.4
 8.1% to 9.0% publicly issued unsecured
  medium-term notes due in various
  amounts through 2004                                   12.0           117.0
 Floating rate senior debt September 2003               500.0               -
 6.0% senior debt due September 2006                    504.5               -
 6.75% senior debt due September 2011                 1,000.1               -
 1.65% to 9.28% Industrial Development
  Revenue Bonds (collateralized by plant
  and equipment) due on various dates
  through 2019                                           37.6            45.3
 Miscellaneous unsecured                                 66.2            67.4
                                                    ---------       ---------
    Total senior debt                               $ 5,200.6       $ 3,482.6
                                                    ---------       ---------
Subordinated Debt
 9.75% subordinated debt due March 2021                 400.0           400.0
 7.375% to 7.4% subordinated debt due
  through 2005                                          352.1           350.0
                                                    ---------       ---------
    Total subordinated debt                         $   752.1      $    750.0
                                                    ---------       ---------
    Total debt                                      $ 5,952.7      $  4,232.6
    Less current portion                            $   209.0      $    123.1
                                                    ---------       ---------
Total long-term debt                                $ 5,743.7      $  4,109.5
-------------------------------------------------------------------------------

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 26, 2002, are as follows:

2003                               $  209.0
2004                                  509.1
2005                                  374.3
2006                                  709.1
2007                                  509.6
--------------------------------------------

Under the long-term credit facility referenced in Note 7, the company has agreements that allow it to borrow up to $1,050 million through May 2007.


56 ConAgra Foods Annual Report

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 65% of consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements. As of the end of fiscal 2002, the company's consolidated funded debt was approximately 56% of its consolidated capital base and the fixed charges ratio was approximately 3.5 to 1.0.

Net interest expense consists of:

                                            2002       2001       2000
Long-term debt                             $364.3     $284.8     $198.4
Short-term debt                              66.7      182.1      139.5
Interest income                             (23.5)     (38.5)     (28.6)
Interest capitalized                         (6.0)      (5.1)      (5.5)
                                           ------     ------     ------
                                           $401.5     $423.3     $303.8
-------------------------------------------------------------------------

Net interest paid was $387.0 million, $392.7 million and $299.9 million in fiscal 2002, 2001 and 2000, respectively.

Short-term debt interest expense of $20.8 million, $35.0 million and $31.4 million in fiscal 2002, 2001 and 2000, respectively, incurred to finance hedged inventories has been charged to cost of goods sold.

The carrying amount of long-term debt (including current installments) was $5,952.7 million and $4,232.6 million as of May 26, 2002 and May 27, 2001, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 26, 2002 and May 27, 2001 was estimated at $6,400.2 million and $4,324.7 million, respectively. The company's long-term debt is generally not callable until maturity.

9. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of:

                                                        2002           2001
Legal and environmental liabilities primarily
 associated with the company's acquisition
 of Beatrice Company (see note 17)                   $  136.9         $140.1
Postretirement health care and pensions                 668.4          631.6
Deferred taxes                                          154.4          150.2
Other                                                    64.8           71.5
                                                     --------         ------
                                                      1,024.5          993.4
Less current portion                                     68.6           65.9
                                                     --------         ------
                                                     $  955.9         $927.5
-----------------------------------------------------------------------------

10. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

ConAgra Capital, L.C., an indirectly controlled subsidiary of the company (ConAgra Foods indirectly owns 100% of the voting securities), has 7 million shares of Series B Adjustable Rate Cumulative Preferred ("Series B Securities") outstanding. Distributions on these Series B Securities are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 2002 ranged from 5.0% to 5.5%.

For financial statement purposes, distributions on the Series B Securities are included in selling, general and administrative expenses in the company's consolidated statements of earnings as such amounts represent minority interests.

The Series B Securities were issued at a price of $25 per share. Series B Securities are non-voting (except in certain limited circumstances), and are fully and unconditionally guaranteed (as provided in the guarantee documents) by ConAgra Foods and, in certain limited circumstances, are exchangeable for debt securities of ConAgra Foods. The Series B Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra Foods consent) in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

During fiscal 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities. The company used approximately $350 million of short-term debt to fund the redemption of the preferred securities. The redemption resulted in an earnings per share charge of approximately $.01 in fiscal 2002.

11. CAPITAL STOCK

The company has authorized shares of preferred stock as follows:

    Class B - $50 par value; 150,000 shares

    Class C - $100 par value; 250,000 shares

    Class D - without par value; 1,100,000 shares

    Class E - without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 26, 2002.


57 ConAgra Foods Annual Report

12. EMPLOYEE EQUITY FUND

In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra Foods common stock.

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

Following is a summary of shares held by the EEF:

                                                      2002         2001
Shares held (in millions)                                9.9           12.6
Cost - per share                                   $  14.552       $ 14.552
Cost - total                                           144.3          183.9
Fair market value - per share                      $   24.76       $  20.27
Fair market value - total                              245.5          256.1
-----------------------------------------------------------------------------

13. STOCK OPTIONS AND RIGHTS

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of stock under various stock-based compensation arrangements including restricted stock, phantom stock and stock issued in lieu of cash bonuses. Under each arrangement, stock is issued without direct cost to the employee. During fiscal 2002, 2001 and 2000, respectively, the company issued shares and share equivalents totaling 1.0 million, 1.2 million and .8 million under these arrangements. Stock issued in lieu of cash bonus is recognized as compensation expense as earned. The value of the restricted and phantom stock, equal to fair market value at the time of grant, is being amortized as compensation expense over the vesting period. This compensation expense totaled $8.5 million, $7.3 million and $5.4 million for fiscal 2002, 2001 and 2000, respectively. At May 26, 2002, the amount of deferred stock-based compensation granted but to be recognized over future periods totaled $18.3 million.

Options become exercisable under various vesting schedules and generally expire ten years after the date of grant. Option shares and prices are adjusted for common stock splits and changes in capitalization.

The changes in the outstanding stock options during the three years ended May 26, 2002, are summarized below:

                             2002                2001                 2000
                                 WEIGHTED            Weighted             Weighted
                                 AVERAGE             Average              Average
                                 EXERCISE            Exercise             Exercise
                       OPTIONS     PRICE   Options     Price    Options     Price
Beginning of year        28.8     $22.80     25.6     $23.30      23.5     $22.86
Granted                   7.3      22.04     11.6      15.76       6.0      23.35
Exercised                (2.3)     16.23     (6.1)     10.89      (1.8)     13.41
Canceled                 (1.9)     24.63     (2.3)     24.27      (2.1)     27.20
End of year              31.9     $22.97     28.8     $22.80      25.6     $23.30
Exercisable
  at end of year         20.3     $23.49     18.7     $22.63      16.2     $21.56
-----------------------------------------------------------------------------------

Options granted for fiscal 2001 include approximately 5 million options at an average exercise price of $10.00 issued in conjunction with the acquisition of IHF.

The following summarizes information about stock options outstanding as of May 26, 2002:

                              Options Outstanding           Options Exercisable

                                    Weighted    Weighted               Weighted
                                    Average      Average                Average
                                    Remaining   Exercise               Exercise
Range of Exercise Price    Options     Life       Price    Options       Price
$ 4.87  -  $12.69             .9       1.8       $11.80       .9        $11.80
 13.00  -   20.00            7.7       5.5        18.59      5.6         18.13
 20.06  -   23.50           13.7       8.4        22.13      5.4         22.31
 24.19  -   29.00            6.5       5.8        26.38      5.4         26.25
 29.50  -   36.81            3.1       5.4        33.69      3.0         33.70
$ 4.87  -  $36.81           31.9       6.7       $22.97     20.3        $23.49
--------------------------------------------------------------------------------

The company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options as the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.52%, 5.17% and 6.33%; a dividend yield of 3.9%, 2.4% and 2.2%; expected volatility of 29.0%, 29.0% and 20.6%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2002, 2001 and


58 ConAgra Foods Annual Report

2000 was $5.08, $5.75 and $6.21, respectively. Pro forma net income and earnings per share are as follows:

                                             2002       2001       2000
Pro forma net income                        $765.4     $621.1     $362.7
Pro forma basic earnings per share              1.44       1.21        .76
Basic earnings per share - as reported          1.48       1.24        .80
Pro forma diluted earnings per share            1.44       1.21        .76
Diluted earnings per share - as reported        1.47       1.24        .80
--------------------------------------------------------------------------

At May 26, 2002, approximately 22.7 million shares were reserved for granting additional options and restricted or bonus stock awards.

Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective October 1, 1997 as a result of the two-for-one stock split. At May 26, 2002, the company has reserved one million Class E preferred shares for exercise of the Rights.

14. OPERATION OVERDRIVE

During the fourth quarter of fiscal 2000, the company completed a restructuring plan in connection with its previously announced initiative, "Operation Overdrive." The restructuring plan was aimed at eliminating overcapacity, streamlining operations and improving future profitability through margin improvement and expense reductions. As part of this restructuring plan, the company reduced the estimated useful lives of certain assets, resulting in $139.1 million ($86.0 million net of tax) of accelerated depreciation in fiscal 2000. The impact of such accelerated depreciation on both basic and diluted earnings per share was $.18 for fiscal 2000.

Fiscal 2000 charges are as follows:

                            Packaged     Food         Meat     Agricultural
                              Foods   Ingredients  Processing    Products     Total
Accelerated depreciation     $ 137.9    $    -       $  1.2       $    -     $ 139.1
Inventory markdowns             56.8      27.5           .6         29.6       114.5
Restructuring plan
 implementation costs           30.8       1.9          9.0          3.9        45.6
Restructuring/Impairment
 charges                       121.3      29.5        119.9         51.5       322.2
                             -------    ------      -------       ------     -------
   Total                     $ 346.8    $ 58.9      $ 130.7       $ 85.0     $ 621.4
--------------------------------------------------------------------------------------

The fiscal 2000 charges are reflected in the company's consolidated statements of earnings as follows: accelerated depreciation of $108.3 million and $30.8 million is included in cost of goods sold and selling, general and administrative expenses, respectively; inventory markdowns are included in cost of goods sold; plan implementation costs (primarily third-party consulting costs) are also included in selling, general and administrative expenses. For fiscal 2000, restructuring/impairment charges are reflected as such and result from asset impairments, employee related costs and contractual termination costs.

Included in fiscal 2000 consolidated statements of earnings are asset impairment charges of approximately $213.5 million. Fiscal 2000 asset impairment charges include $171.4 million in write-downs of property, plant and equipment and $42.1 million in reductions of intangible and other assets.

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

Approximately 8,450 employees received notification of their termination as a result of the restructuring plan, primarily in manufacturing and operating facilities. In addition, other exit costs (consisting of lease termination and other contractual termination costs) occurred as a result of the restructuring plan. Such activity is as follows:


59 ConAgra Foods Annual Report

                                                  Severance        Other Exit
IN MILLIONS, EXCEPT HEADCOUNT                Amount     Headcount     Costs
  Balance, May 30, 1999                      $ 39.0       2,900      $   7.3
Fiscal 2000 activity:
  Charges to income                          $ 57.8       5,290      $  50.9
  Utilized                                    (44.3)     (4,990)       (21.5)
                                             ------      ------      -------
  Balance, May 28, 2000                      $ 52.5       3,200      $  36.7
Fiscal 2001 activity:
  Utilized                                    (31.0)     (2,800)       (28.1)
                                             ------      ------      -------
  Balance, May 27, 2001                      $ 21.5         400         $8.6
Fiscal 2002 activity:
  Utilized                                    (11.1)       (300)        (3.8)
                                             ------      ------      -------
  Balance, May 26, 2002                      $ 10.4         100      $   4.8
--------------------------------------------------------------------------------

Included in the May 26, 2002 severance reserve balance are amounts owed to individuals who have been severed but are receiving their severance payments over a period of time rather than in the form of a lump-sum.

15. PRE-TAX INCOME AND INCOME TAXES

Income before income taxes and cumulative effect of changes in accounting consisted of the following:

                                           2002       2001       2000
United States                           $1,189.2    $1,010.6    $ 541.5
Foreign                                     79.0        93.5       76.1
                                        $1,268.2    $1,104.1    $ 617.6
------------------------------------------------------------------------

The provision for income taxes includes the following:

                                           2002      2001      2000
Current
  Federal                                $ 276.8   $ 299.3   $ 255.6
  State                                     29.3      30.9      22.5
  Foreign                                   32.1      40.4      33.3
                                         -------   -------   -------
                                         $ 338.2   $ 370.6   $ 311.4
                                         -------   -------   -------
Deferred
  Federal                                  131.9      46.4     (70.1)
  State                                     13.1       4.6      (6.0)
                                         -------   -------   -------
                                           145.0      51.0     (76.1)
                                         -------   -------   -------
                                         $ 483.2   $ 421.6   $ 235.3
-----------------------------------------------------------------------

Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

                                             2002       2001       2000
Computed U.S. federal
 income taxes                               $443.9     $386.4     $216.2
State income taxes, net of
 U.S. federal tax benefit                     27.6       23.1       11.0
Nondeductible amortization of
 goodwill and other intangibles               27.8       24.7       18.1
Export and jobs tax credits                  (16.0)     (20.4)     (19.2)
Other                                          (.1)       7.8        9.2
                                            ------     ------     ------
                                            $483.2     $421.6     $235.3
--------------------------------------------------------------------------

Income taxes paid were $310.4 million, $268.4 million, $441.5 million in fiscal 2002, 2001 and 2000, respectively. The Internal Revenue Service has closed examinations of the company's tax returns through fiscal 1995. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                         2002                    2001
                                  ASSETS  LIABILITIES     Assets  Liabilities
Depreciation and
 amortization                    $     -     $489.0      $     -     $532.7
Pension and other
 postretirement benefits           211.8          -        208.1          -
Other noncurrent liabilities
 which will give rise to
 future tax deductions             173.8          -        148.4          -
Accrued expenses                    69.4          -         58.5          -
Restructuring/Impairment
 and restructuring-related
 charges                           203.6          -        262.4          -
Other                               98.9       67.0         76.0       28.8
                                 -------     ------      -------     ------
                                 $ 757.5     $556.0      $ 753.4     $561.5
-----------------------------------------------------------------------------

16. COMMITMENTS

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases was $307.3 million, $286.9 million and $286.9 million in fiscal 2002, 2001 and 2000, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 26, 2002, is as follows:


60 ConAgra Foods Annual Report

2003                              $121.1
2004                                98.3
2005                                77.5
2006                                58.0
2007                                78.3
Later years                        306.5
                                  ------
                                  $739.7
-----------------------------------------

The company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 26, 2002, aggregating to $101.3 million.

ConAgra Foods enters into many lease agreements for land, buildings, and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). A member of the company's board of directors is a beneficial owner and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2002 require annual lease payments by ConAgra Foods of approximately $19 million.

ConAgra Foods has leased or expects to lease additional facilities, which are under construction or recently completed, in fiscal 2003 from Opus with annual lease payments of approximately $2.4 million. The lease payments will include the lessor's borrowing costs for construction funds. In fiscal 2002, ConAgra Foods provided construction financing at the company's short term borrowing rates which were lower rates than the lessor would obtain from other lending sources. The construction financing for each facility is provided for a period of less than a year, secured by a mortgage on the facility, and repaid in full to the company following the commencement of the lease. During fiscal 2002, the construction financing provided by the company to Opus totaled approximately $41 million.

17. CONTINGENCIES

In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 32 Superfund, proposed Superfund or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes, and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 31 of these sites. Adequate reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $119.3 million as of May 26, 2002, and $123.0 million as of May 27, 2001, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to occur over a period of 5 to 20 years.

The company is a party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

18. DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risk, such as changes in commodity prices, foreign currency exchange rates and interest rates. To manage volatility associated with these exposures, the company may enter into various derivative transactions pursuant to established company policies.

COMMODITY PRICE MANAGEMENT - The company is subject to raw material price fluctuations caused by supply conditions, weather, economic conditions and other factors. Generally, the company utilizes commodity futures and options contracts to reduce the volatility of commodity input prices on items such as grains, vegetable oils, livestock and energy.

Futures and options contracts qualifying for hedge accounting and used to hedge anticipated transactions are designated as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. These amounts are recognized within cost of goods sold in the period during which the hedged transaction affects earnings. Any hedge gain or loss deemed ineffective, as well as gains or losses on contracts for which the company does not qualify, or elects not to qualify, for hedge accounting, are immediately recognized within sales or cost of goods sold.

FOREIGN CURRENCY MANAGEMENT - In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other


61 ConAgra Foods Annual Report
than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities.

Hedges of anticipated foreign-denominated transactions are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income until the forecasted transaction impacts earnings. Forward exchange and option contracts are also used to hedge firm commitment transactions denominated in a currency other than the applicable functional currency. The firm commitments and foreign currency hedges are both recognized at fair value within prepaid expenses and other current assets. Gains and losses associated with firm commitment and foreign currency hedges are recognized within net sales. Foreign currency derivatives for which the company has elected not to account for under hedge accounting are recorded immediately in earnings within sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction.

INTEREST RATE MANAGEMENT - In order to reduce exposures related to changes in interest rates, the company may use derivative instruments, including interest rate swaps. As of May 26, 2002, the company had interest rate swap agreements outstanding, effectively converting $2 billion of the company's fixed rate debt into floating rate debt. The interest rate swaps are accounted for as fair value hedges and result in no ineffectiveness being recognized in the income statement as the interest rate swaps' provisions match the applicable provisions of the hedged debt.

ADDITIONAL DERIVATIVE INFORMATION - The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. As of May 26, 2002, the fair value of derivatives recognized within prepaid expenses and other current assets was $108.7 million and the amount recognized within other accrued liabilities was $35.4 million.

For fiscal 2002, the ineffectiveness associated with derivatives designated as both cash flow and fair value hedges was a loss of $5.9 million. Hedge ineffectiveness is recognized within net sales or cost of goods sold, depending on the nature of the hedge. The company does not exclude any components of the hedging instrument's gain or loss when assessing effectiveness.

Generally, the company hedges a portion of its anticipated consumption of commodity inputs for periods up to 12 months. The company may enter into longer-term hedges on particular commodities if deemed appropriate. As of May 26, 2002, the company had hedged certain portions of its anticipated consumption of commodity inputs through March 2005.

As of May 26, 2002, the net deferred loss recognized in accumulated other comprehensive income was $19.5 million, net of tax, which includes the impact of the cumulative effect of change in accounting principle. Of this amount, $10.5 million, net of tax, will be recognized within earnings over the next 12 months. For fiscal 2002, a net of tax $19.5 million loss was recognized from accumulated other comprehensive income into earnings. No cash flow hedges or firm commitments were discontinued during fiscal 2002.

19. PENSION AND POSTRETIREMENT BENEFITS

Due to the long-term nature of pension and postretirement benefit obligations, applicable accounting literature requires the use of many assumptions in measuring the related expenses and obligations. Assumptions such as discount rates used to value liabilities, estimated returns on plan assets, future salary increases and future health costs are all inherent in measuring the liabilities and expenses associated with the company's pension and postretirement benefit plans. The company works with third-party specialists to assist management in determining reasonable assumptions in order to appropriately measure the expense and liabilities associated with pension and postretirement benefits.

RETIREMENT PENSION PLANS

The company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company funds these plans in accordance with the minimum and maximum limits established by law.

Components of pension benefit costs and weighted average actuarial assumptions are:


62 ConAgra Foods Annual Report

                                              2002       2001        2000
PENSION BENEFIT COST
Service cost                                $  59.6    $  52.3     $  55.7
Interest cost                                 115.1      109.7       103.2
Expected return on plan assets               (136.0)    (126.3)     (114.6)
Amortization of prior
 service costs                                  4.3        4.3         4.3
Amortization of transition
 obligation (asset)                            (2.8)      (2.7)       (2.7)
Recognized net actuarial (gain) loss           (3.9)      (0.1)        3.4
Curtailment (gain) loss and
 special benefits                               0.2        0.3         3.3
                                            -------    -------     -------
Pension benefit cost -
 company plans                                 36.5       37.5        52.6
Pension benefit cost -
 multi-employer plans                           7.3        8.9         9.4
                                            -------    -------     -------
Total pension benefit cost                  $  43.8    $  46.4     $  62.0
                                            -------    -------     -------
ACTUARIAL ASSUMPTIONS
Discount rate                                  7.50%      7.50%       6.75%
Long-term rate of return on
 plan assets                                   9.25%      9.25%       9.25%
Long-term rate of compensation
 increase                                      5.50%      5.50%       5.50%
-----------------------------------------------------------------------------

The change in projected benefit obligation,change in plan assets and funded status of the plans at Feb. 28, 2002 and 2001:

                                                      2002           2001
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
 beginning of year                                  $1,575.8       $1,489.2
Service cost                                            59.6           52.3
Interest cost                                          115.1          109.7
Plan participants' contributions                         0.1            0.1
Amendments                                               3.9            3.1
Actuarial (gain) loss                                   45.0          (11.0)
Curtailment/Settlement (gain) loss                      (0.6)           0.3
Acquisitions                                               -           19.3
Other                                                    0.6              -
Benefits paid                                          (90.4)         (87.2)
                                                    --------       --------
Projected benefit obligation at
 end of year                                        $1,709.1       $1,575.8

                                                      2002           2001
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
 of year                                            $1,643.7       $1,652.1
Actual return on plan assets                           (18.6)          49.7
Employer contributions                                  14.1           20.9
Plan participants' contributions                         0.1            0.1
Investment and administrative expenses                 (13.8)         (10.3)
Acquisitions                                               -           18.5
Other                                                   (0.2)          (0.1)
Benefits paid                                          (90.4)         (87.2)
                                                    --------       --------
Fair value of plan assets at end of year             1,534.9        1,643.7
----------------------------------------------------------------------------
FUNDED STATUS                                         (174.2)          67.9
Unrecognized actuarial gain                            (66.7)        (279.5)
Unrecognized prior service cost                         25.7           21.6
Unrecognized transition amount                          (1.0)          (3.8)
                                                    --------       --------
Accrued benefit cost                                $ (216.2)      $ (193.8)
----------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN
 CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost                                $    6.7       $      -
Accrued benefit cost                                  (257.9)        (193.8)
Intangible asset                                        10.4              -
Accumulated other comprehensive (income) loss           24.6              -
                                                    --------       --------
NET AMOUNT RECOGNIZED                               $ (216.2)      $ (193.8)
----------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                          7.25%           7.50%
Long-term rate of compensation increase                5.50%           5.50%
-------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at Feb. 28, 2002 and Feb. 28, 2001 were:

                                                      2002           2001

Projected benefit obligation                         $343.4          $142.2
Accumulated benefit obligation                        309.1           131.5
Fair value of plan assets                             231.2            65.0
----------------------------------------------------------------------------

Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 5.1 million shares of the company's common stock at a fair market value of $118.9 million and $100.0 million at Feb. 28, 2002 and Feb. 28,
2001, respectively.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $33.2 million, $30.2 million and $31.1 million in fiscal 2002, 2001 and 2000, respectively.

POSTRETIREMENT BENEFITS

The company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.


63 ConAgra Foods Annual Report

Components of postretirement benefit costs and weighted average actuarial assumptions are:

                                             2002       2001      2000
POSTRETIREMENT BENEFIT COST
Service cost                               $   3.0    $   2.8   $   2.8
Interest cost                                 25.2       24.1      22.1
Expected return on plan assets                (0.6)      (0.6)     (0.5)
Amortization of prior service cost               -       (1.7)     (2.1)
Amortization of transition obligation            -        0.1       0.1
Recognized net actuarial (gain) loss          (4.0)      (5.5)     (3.8)
Curtailment (gain) loss                        0.3          -      (9.3)
                                           -------    -------   -------
                                           $  23.9    $  19.2   $   9.3
----------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                 7.50%      7.50%     6.75%
Long-term rate of return on
 plan assets                                 13.70%     13.70%    13.70%

Included in the company's postretirement plan assets are guaranteed investment contracts ("GICs") entered into in 1981 which provide guaranteed double-digit returns.

The change in accumulated benefit obligation, change in plan assets and funded status of the plans at Feb. 28, 2002 and Feb. 28, 2001 were:

                                                      2002        2001
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at
 beginning of year                                  $  351.7    $  315.3
Service cost                                             3.0         2.8
Interest cost                                           25.2        24.1
Plan participants' contributions                         2.8         2.4
Actuarial (gain) loss                                   46.7        19.8
Acquisition                                                -        26.1
Benefits paid                                          (42.2)      (37.5)
Plan amendments                                         (5.3)       (1.3)
                                                    --------    --------
Accumulated benefit obligation at end
 of year                                            $  381.9    $  351.7
                                                    --------    --------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year      $    5.1    $    5.1
Actual return on plan assets                             0.6         0.6
Employer contributions                                  38.4        34.5
Plan participants' contributions                         2.8         2.4
Benefits paid                                          (42.2)      (37.5)
                                                    --------    --------
Fair value of plan assets at end of year                 4.7         5.1
                                                    --------    --------
FUNDED STATUS                                         (377.2)     (346.6)
Unrecognized net gain                                  (27.5)      (78.9)
Unrecognized transition amount                             -           -
Unrecognized prior service cost                         (5.8)       (0.2)
                                                    --------    --------
Accrued benefit cost                                $ (410.5)   $ (425.7)
--------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
Discount rate                                           7.25%       7.50%

Benefit costs were generally estimated assuming retiree health care costs would increase 7.5%, 6.5% and 5.5% in fiscal 2003, 2004 and thereafter, respectively.

A one percentage point change in assumed health care cost rates would have the following effect:

                                                One Percent    One Percent
                                                 Increase       Decrease
Total service and interest cost components        $  2.9        $  (2.6)
Postretirement benefit obligation                   31.5          (27.8)
--------------------------------------------------------------------------

The company generally intends to fund claims as reported.

20. BUSINESS SEGMENTS AND RELATED INFORMATION

The company has changed its reporting segments to reflect how the company now manages its operations. Previously, the company's reporting segments were Packaged Foods, Refrigerated Foods and Agricultural Products. The new reporting segments are Packaged Foods, Food Ingredients, Meat Processing and Agricultural Products. As a result, (1) the company's branded processed meats operations, previously included in Refrigerated Foods, are now included in Packaged
Foods; (2) the remaining operations within the Refrigerated Foods segment now make up the Meat Processing reporting segment; and (3) the company's food ingredients operations, previously included in Agricultural Products, are reported separately. The company has reclassified the segment information for fiscal 2001 and 2000 to conform to the current fiscal year presentation.

The company's operations are aggregated into four reportable segments based upon similar economic characteristics, nature of products and services offered, nature of production processes, the type or class of customer and distribution methods. Packaged Foods includes the company's shelf-stable, frozen and refrigerated foods which are processed and packaged. Meat Processing includes operations that process beef, pork and poultry. Both the Packaged Foods and Meat Processing reporting segments market food products in retail and foodservice channels. Food Ingredients includes the company's non-grain-based ingredients, such as processed seasonings, blends and flavorings as well as grain-based items which are processed for ingredient use. Agricultural Products includes operations involved in the distribution of agricultural crop inputs as well as the company's agricultural products/merchandising operations.

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


64 ConAgra Foods Annual Report

                                                                                    2002         2001         2000
Sales to unaffiliated customers
  Packaged Foods                                                                 $ 12,363.8   $ 11,367.8   $ 10,209.7
  Food Ingredients                                                                  1,669.0      1,664.7      1,707.3
  Meat Processing                                                                  10,023.5     10,432.2     10,233.0
  Agricultural Products                                                             3,573.3      3,635.8      3,334.5
                                                                                 ----------   ----------   ----------
  Total                                                                          $ 27,629.6   $ 27,100.5   $ 25,484.5
-----------------------------------------------------------------------------------------------------------------------
Intersegment sales
  Packaged Foods                                                                 $     32.8   $     40.4   $     38.6
  Food Ingredients                                                                    234.5        260.0        242.8
  Meat Processing                                                                     781.3        645.0        647.8
  Agricultural Products                                                                37.6         46.2        211.2
                                                                                 ----------   ----------   ----------
                                                                                    1,086.2        991.6      1,140.4
  Intersegment elimination                                                         (1,086.2)      (991.6)    (1,140.4)
                                                                                 ----------   ----------   ----------
  Total                                                                          $        -   $        -   $        -
-----------------------------------------------------------------------------------------------------------------------
Net sales
  Packaged Foods                                                                 $ 12,396.6   $ 11,408.2   $ 10,248.3
  Food Ingredients                                                                  1,903.5      1,924.7      1,950.1
  Meat Processing                                                                  10,804.8     11,077.2     10,880.8
  Agricultural Products                                                             3,610.9      3,682.0      3,545.7
  Intersegment elimination                                                         (1,086.2)      (991.6)    (1,140.4)
                                                                                 ----------   ----------   ----------
  Total                                                                          $ 27,629.6   $ 27,100.5   $ 25,484.5
-----------------------------------------------------------------------------------------------------------------------
Operating profit (Note a)
  Packaged Foods                                                                 $  1,610.4   $  1,395.8   $    998.4
  Food Ingredients                                                                    160.1        173.3         90.0
  Meat Processing                                                                     269.3        180.8        102.5
  Agricultural Products                                                                18.6        108.6         48.1
                                                                                 ----------   ----------   ----------
  Total operating profit                                                            2,058.4      1,858.5      1,239.0
  Interest expense                                                                    401.5        423.3        303.8
  General corporate expenses                                                          279.8        236.9        254.2
  Goodwill amortization                                                               108.9         94.2         63.4
                                                                                 ----------   ----------   ----------
  Income before income taxes and cumulative effect of changes in accounting      $  1,268.2   $  1,104.1   $    617.6
-----------------------------------------------------------------------------------------------------------------------
Identifiable assets
  Packaged Foods                                                                 $  9,082.6   $  9,258.3   $  5,940.2
  Food Ingredients                                                                    941.7      1,020.5        949.2
  Meat Processing                                                                   2,256.4      2,380.3      2,263.0
  Agricultural Products                                                             2,283.4      2,709.3      2,239.8
  Corporate                                                                           932.1      1,112.4        804.4
                                                                                 ----------   ----------   ----------
  Total                                                                          $ 15,496.2   $ 16,480.8   $ 12,196.6
-----------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment, net - including
 businesses acquired/divested
  Packaged Foods                                                                 $    359.2   $    581.2   $    291.2
  Food Ingredients                                                                      3.8         77.2         46.6
  Meat Processing                                                                     111.3        126.6        395.6
  Agricultural Products                                                                17.3         39.9         35.2
  Corporate                                                                            27.5         65.1         59.9
                                                                                 ----------   ----------   ----------
  Total                                                                          $    519.1   $    890.0   $    828.5
-----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
  Packaged Foods                                                                 $    387.3   $    377.5   $    331.2
  Food Ingredients                                                                     41.9         44.4         42.7
  Meat Processing                                                                     127.5        122.0        116.4
  Agricultural Products                                                                35.3         30.8         30.7
  Corporate                                                                            31.2         18.2         15.5
                                                                                 ----------   ----------   ----------
  Total                                                                          $    623.2   $    592.9   $    536.5
-----------------------------------------------------------------------------------------------------------------------

Note a: Fiscal 2000 includes before-tax restructuring and restructuring-related charges of $621.4 million (Note 14). These charges were included in operating profit as follows: $346.7 million in Packaged Foods, $59.0 million in Food Ingredients, $130.7 million in Meat Processing, and $85.0 million in Agricultural Products.


65 ConAgra Foods Annual Report

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $4.3 billion, $4.0 billion and $3.6 billion in fiscal year 2002, 2001 and 2000, respectively. Net sales are attributed to countries based on location of customer. The Company's long-lived assets located outside of the United States are not significant.

21. QUARTERLY RESULTS (UNAUDITED)

                                                                     Income                                  Dividends
                                Net         Gross       Net         Per Share         Stock Market Price      Declared
                               Sales       Profit     Income    Basic     Diluted      High         Low      Per Share
2002
  First                     $  7,607.8   $ 1,054.0   $ 188.4   $   .36    $   .36    $  22.63    $  19.02    $ .22500
  Second                       7,363.6     1,099.2     231.6       .44        .44       24.70       21.72      .23500
  Third                        6,244.7       952.6     170.8       .31        .31       25.08       22.70      .23500
  Fourth                       6,413.5       987.3     192.2       .37        .36       25.64       22.60      .23500
                            ----------   ---------   -------   -------    -------                            --------
YEAR                        $ 27,629.6   $ 4,093.1   $ 783.0   $  1.48    $  1.47    $  25.64    $  19.02    $ .93000
-----------------------------------------------------------------------------------------------------------------------

2001
  First                     $  7,061.6   $   863.6   $ 120.2   $   .25    $   .25    $  23.69    $  18.25    $ .20350
  Second                       7,232.0     1,104.0     281.2       .54        .54       26.19       18.06      .22500
  Third                        6,379.1       922.1     115.8       .22        .22       26.19       18.75      .22500
  Fourth                       6,427.8       899.1     121.4       .23        .23       21.69       17.50      .22500
                            ----------   ---------   -------   -------    -------                            --------
YEAR                        $ 27,100.5   $ 3,788.8   $ 638.6   $  1.24    $  1.24    $  26.19    $  17.50    $ .87850
-----------------------------------------------------------------------------------------------------------------------


66 ConAgra Foods Annual Report

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra Foods, Inc.

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the "company") as of May 26, 2002 and May 27, 2001, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 26, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 26, 2002 and May 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 26, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the company changed its method of accounting for derivative instruments and other hedging activities and in 2001 the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, retailer sales incentives and consumer sales incentives.

/s/ Deloitte & Touche LLP
----------------------------
Deloitte & Touche LLP
July 11, 2002
Omaha, Nebraska


67 ConAgra Foods Annual Report